Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249249

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the stockholders of NTN Buzztime, Inc. and the beneficial holders of the Class A membership interests of Brooklyn ImmunoTherapeutics LLC:

NTN Buzztime, Inc., or NTN, and Brooklyn ImmunoTherapeutics LLC, or Brooklyn, entered into an agreement and plan of merger and reorganization, dated August 12, 2020, or the merger agreement, pursuant to which BIT Merger Sub, Inc., a wholly-owned subsidiary of NTN will merge with and into Brooklyn, with Brooklyn surviving as a wholly-owned subsidiary of NTN. The merger, if consummated, will result in a biopharmaceutical company focused on Brooklyn’s business of exploring the role that cytokine-based therapy can have on the immune system in treating patients with cancer. NTN and Brooklyn believe the merger is in the best interest of both companies and their equity holders.

At the effective time of the merger, Brooklyn’s members will exchange their equity interests in Brooklyn for shares of NTN common stock representing between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis (less a portion of such shares which will be allocated to Maxim Group LLC in respect of the success fee owed to it by Brooklyn), and NTN’s stockholders as of immediately prior to the effective time, will own between approximately 5.92% and 3.26% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis. The exact number of shares to be issued in the merger will be determined pursuant to a formula in the merger agreement which is described in the accompanying proxy statement/prospectus/consent solicitation statement.

NTN also entered into an asset purchase agreement, dated September 18, 2020, with eGames.com Holdings LLC, or eGames.com, pursuant to which NTN agreed to sell all of its right, title and interest in and to the assets relating to NTN’s business of licensing its interactive entertainment network and services and the tablets and related equipment used therein to eGames.com.

Shares of NTN’s common stock are currently listed on the NYSE American under the symbol “NTN.” In order to continue the listing of the shares of common stock of the combined company on the NYSE American following the closing of the merger, the combined company must meet the NYSE American’s initial listing standards and the NYSE American must approve an initial listing application that NTN will file with the NYSE American for the combined company pursuant to NYSE American’s “reverse merger” rules. The NYSE American is conducting its preliminary review of information provided to it regarding the listing of the shares of common stock of the combined company and the initial listing application is expected to be filed in early March 2021. There can be no assurance as to when the application will be considered by the NYSE American or whether the application will be approved by the NYSE American before the special meeting of NTN’s stockholders described below or at all. Assuming the application is approved, NTN expects the shares of the common stock of the combined company to trade on the NYSE American under the symbol “BTX.” On February 5, 2021, the closing sale price of NTN’s common stock on the NYSE American was $4.32 per share. In order to meet NYSE American listing requirements, as described in more detail in the accompanying proxy statement/prospectus/consent solicitation statement, NTN will be required to have, among other things, a $3.00 per share minimum market price upon the closing of the merger.

NTN is holding a special meeting of its stockholders on March 15, 2021 at 9:00 a.m., Pacific Time, unless postponed or adjourned to a later date or time. The meeting will be a virtual meeting, and stockholders should follow the instructions contained in the notice of special meeting of stockholders to register for and participate in the special meeting. At the meeting, NTN’s stockholders will be asked:

1.	to approve the issuance of shares of NTN common stock to Brooklyn’s members pursuant to the terms of the merger agreement and the change of control of NTN resulting therefrom;

2.	to approve an amendment to the restated certificate of incorporation of NTN to effect a reverse stock split of NTN’s common stock, within a range of one new share for every 2 to 10 (or any number in between) shares outstanding (if the reverse stock split is implemented in connection with the merger, the ratio will be mutually agreed upon by the board of directors of NTN and the managers of Brooklyn, and if not implemented in connection with the merger, will be determined by the NTN board of directors);

3.	to approve an amendment to the restated certificate of incorporation of NTN to increase the number of authorized shares of its common stock, par value $0.005 per share, from 15,000,000 shares to 100,000,000 shares;

4.	to approve an amendment to the restated certificate of incorporation of NTN to grant voting rights to the holders of NTN’s outstanding Series A Convertible Preferred Stock on an as-converted to common stock basis;

5.	to approve an amendment to the restated certificate of incorporation of NTN to change the corporate name of NTN from “NTN Buzztime, Inc.” to “Brooklyn ImmunoTherapeutics, Inc.”;

6.	to approve the asset purchase agreement with eGames.com and the transactions contemplated thereby;

7.	to approve the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan;

8.	to approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to the named executive officers of NTN in connection with the merger and/or the asset sale; and

9.	to consider and vote upon an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4, or 6.

After careful consideration, NTN’s board of directors unanimously (i) determined that the merger and all related transactions contemplated by the merger agreement are fair to, advisable and in the best interests of NTN and its stockholders, (ii) approved and declared advisable the merger agreement and the merger and all related transactions contemplated by the merger agreement, including the issuance of shares of NTN common stock to the members of Brooklyn and the change of control of NTN pursuant to the terms of the merger agreement, (iii) determined to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that the stockholders of NTN vote to approve the issuance of shares of NTN common stock to Brooklyn’s members pursuant to the terms of the merger agreement and the change in control resulting therefrom, and (iv) deemed the asset purchase agreement and the transactions contemplated thereby, including the asset sale, to be expedient and in the best interests of NTN, and approved and declared advisable the asset purchase agreement and the transactions contemplated thereby, including the asset sale pursuant to the asset purchase agreement. NTN’s board of directors recommends that NTN’s stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/consent solicitation statement.

After careful consideration, Brooklyn’s board of managers unanimously (i) determined that the merger and all related transactions contemplated by the merger agreement are fair to, advisable and in the best interests of Brooklyn and its members, (ii) approved and declared advisable the merger agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that the beneficial holders of Brooklyn’s Class A membership interests vote to adopt the merger agreement and thereby approve the transactions contemplated thereby. The beneficial holders of more than a majority of the Class A membership interests of Brooklyn, prior to the special meeting of NTN stockholders, will be asked to execute a written consent approving the merger and the transactions contemplated by the merger agreement.

More information about NTN, Brooklyn and the proposed transactions is contained in the accompanying proxy statement/prospectus/consent solicitation statement, which NTN and Brooklyn urge you to read carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 19.

NTN and Brooklyn are excited about the opportunities that the merger brings to both the stockholders of NTN and the members of Brooklyn and thank you for your consideration and continued support.

Allen Wolff	Charles R. Cherington
Chief Executive Officer	Manager
NTN Buzztime, Inc.	Brooklyn ImmunoTherapeutics LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/consent solicitation statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/consent solicitation statement is dated February 8, 2021, and is first being mailed to NTN’s stockholders and the beneficial holders of Brooklyn’s Class A membership interests on or about February 11, 2021.

NTN BUZZTIME, INC.

6965 El Camino Real, Suite 105-Box 517

Carlsbad, California 92009

(760) 438-7400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on March 15, 2021

When	March 15, 2021, at 9:00 a.m. Pacific Time, unless postponed or adjourned to a later time or date.

Where	Online via a live audio webcast at www.virtualshareholdermeeting.com/NTN2021SM. Additional information regarding how to participate in, and vote during, the virtual meeting is in the accompanying proxy statement/prospectus/consent solicitation statement beginning on page 69.

Items of Business	1.	To consider and vote upon the issuance of shares of common stock of NTN Buzztime, Inc., or NTN, to the members of Brooklyn ImmunoTherapeutics LLC, or Brooklyn, pursuant to the terms of the agreement and plan of merger and reorganization, dated as of August 12, 2020, by and among NTN, BIT Merger Sub, Inc., a wholly owned subsidiary of NTN, and Brooklyn, and the change of control of NTN resulting therefrom;

	2.	To consider and vote upon an amendment to the restated certificate of incorporation of NTN to effect a reverse stock split of NTN’s common stock, within a range of one new share for every 2 to 10 (or any number in between) shares outstanding (if the reverse stock split is implemented in connection with the merger, the ratio will be mutually agreed upon by the board of directors of NTN and the managers of Brooklyn, and if not implemented in connection with the merger, will be determined by the NTN board of directors);

	3.	To consider and vote upon an amendment to the restated certificate of incorporation of NTN to increase the number of authorized shares of its common stock, par value $0.005 per share, from 15,000,000 to 100,000,000;

	4.	To consider and vote upon an amendment to the restated certificate of incorporation of NTN to grant voting rights to the holders of NTN’s outstanding Series A Convertible Preferred Stock on an as-converted to common stock basis;

	5.	To consider and vote upon an amendment to the restated certificate of incorporation of NTN to change the corporate name of NTN from “NTN Buzztime, Inc.” to “Brooklyn ImmunoTherapeutics, Inc.”;

	6.	To consider and vote upon the sale by NTN of all of its right, title and interest in and to the assets relating to its business of licensing its interactive entertainment network and services and the tablets and related equipment used therein to eGames.com Holdings LLC, pursuant to the terms of the asset purchase agreement dated as of September 18, 2020 between NTN and eGames.com Holdings LLC, as amended by amendments thereto dated November 19, 2020 and January 12, 2021;

	7.	To consider and vote upon the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan;

	8.	To consider and vote upon, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to the named executive officers of NTN in connection with the proposed merger and/or asset sale; and

	9.	To consider and vote upon an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4, or 6.

Record Date	Only stockholders of record at the close of business on February 8, 2021 are entitled to receive notice of and to vote at the special meeting or any adjournment or postponement thereof.

Your vote is important. Even if you plan to attend the special meeting, please sign and return the enclosed proxy or vote online or by telephone as further described in the accompanying proxy statement/prospectus/consent solicitation statement to ensure that your shares will be represented at the special meeting if you are unable to attend.

Carlsbad, California	By order of the Board of Directors,

February 8, 2021	/s/ Sandra Gurrola
Sandra Gurrola
Vice President of Finance and Secretary

ABOUT THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT

NTN has filed a registration statement on Form S-4 to register with the U.S. Securities and Exchange Commission the shares of NTN common stock that NTN will issue to Brooklyn’s members in the merger. This proxy statement/prospectus/consent solicitation statement is a part of that registration statement and constitutes a prospectus of NTN, a proxy statement of NTN for its special meeting of stockholders, and a consent solicitation statement for the purpose of Brooklyn seeking the written consent of the holders of a majority of the beneficial holders of Brooklyn’s Class A membership interests.

No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus/consent solicitation statement. This proxy statement/prospectus/consent solicitation statement is dated February 8, 2021. The information contained in this proxy statement/prospectus/consent solicitation statement is accurate only as of that date, unless the information specifically indicates that another date applies.

This proxy statement/prospectus/consent solicitation statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning NTN contained in this proxy statement/prospectus/consent solicitation statement has been provided by NTN, and the information concerning Brooklyn contained in this proxy statement/prospectus/consent solicitation statement has been provided by Brooklyn.

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QUESTIONS AND ANSWERS

Except where specifically noted, no information contained in this proxy statement/prospectus/consent solicitation statement gives effect to the proposed reverse stock split of the outstanding common stock of NTN Buzztime, Inc. (“NTN”) described in Proposal No. 2.

The following section provides answers to frequently asked questions about the proposed merger and asset sale described herein. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the Merger?

A:	NTN, BIT Merger Sub, Inc., a wholly-owned subsidiary of NTN (“Merger Sub”), and Brooklyn ImmunoTherapeutics LLC (“Brooklyn”) entered into an agreement and plan of merger and reorganization, dated as of August 12, 2020 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of NTN and Brooklyn. Under the Merger Agreement, Merger Sub will merge with and into Brooklyn, with Brooklyn surviving as a wholly-owned subsidiary of NTN. This transaction is referred to as the “Merger.”

After the completion of the Merger, it is expected that NTN will change its corporate name to “Brooklyn ImmunoTherapeutics, Inc.”

Q:	What is the Asset Sale?

A:

NTN and eGames.com Holdings LLC (“eGames.com”) entered into an asset purchase agreement, dated as of September 18, 2020, and on November 19, 2020, the parties entered into an amendment to that agreement (as amended, the “Asset Purchase Agreement”). The Asset Purchase Agreement contains the terms and conditions pursuant to which NTN agreed to sell all of its right, title and interest in and to the assets relating to NTN’s business of licensing its interactive entertainment network and services and the tablets and related equipment used therein to eGames.com (the “Asset Sale”). At the closing of the Asset Sale, in addition to assuming the liabilities of NTN specified in the Asset Purchase Agreement, including NTN’s trade accounts payable and other accrued liabilities arising in the ordinary course of the business, and liabilities relating to NTN’s contracts included in the purchased assets, eGames.com will pay NTN $2.0 million in cash.

In connection with entering into the asset purchase agreement on September 18, 2020, Fertilemind Management, LLC, an affiliate of eGames.com (“Fertilemind”), on behalf of eGames.com, made a $1.0 million bridge loan to NTN. On November 19, 2020, NTN, eGames.com and Fertilemind entered into an omnibus amendment and agreement pursuant to which, among other things, eGames.com agreed to provide, or cause Fertilemind, on behalf of eGames.com, to provide, an additional $0.5 million bridge loan to NTN on December 1, 2020, and the parties agreed to increase the interest rate on the $1.0 million bridge loan Fertilemind made to NTN in September 2020 from 8% to 10% effective December 1, 2020. Fertilemind provided the $0.5 million bridge loan to NTN on December 1, 2020. On January 12, 2021, NTN, eGames.com and Fertilemind entered into a second omnibus amendment and agreement pursuant to which, among other things, eGames.com agreed to provide, or cause Fertilemind, on behalf of eGames.com, to provide an additional $0.2 million bridge loan to NTN on January 12, 2021. Fertilemind provided the $0.2 million bridge loan to NTN on January 12, 2021. The principal and accrued interest of each of the loans provided by Fertilemind to NTN will be applied toward the $2.0 million purchase price at the closing of the Asset Sale.

In addition, contingent and effective upon the closing of the Asset Sale, Allen Wolff, NTN’s chief executive officer, will become the chief executive officer of eGames.com, and his employment as NTN’s chief executive officer will terminate at such time.

Q:	What will happen to NTN if, for any reason, neither the Merger nor the Asset Sale is completed?

A:	NTN’s board of directors may elect to, among other things, attempt to complete another strategic transaction similar to the Merger or the Asset Sale, continue to operate its business, or dissolve and liquidate its assets. However, because NTN has limited cash and resources, it would likely be required to dissolve and liquidate its assets. In such case, NTN would likely be required to pay all its debts and other obligations (including the $1.0 million bridge loan, the $0.5 million bridge loan and the $0.2 million bridge loan described above) and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash, if any, left to distribute to stockholders after paying its debts and other obligations and setting aside funds for reserves.

Q:	What will happen to NTN if, for any reason, the Merger is not completed and the Asset Sale is completed?

A:	NTN’s board of directors may elect to, among other things, attempt to find another reverse merger partner or dissolve and liquidate its assets. Because NYSE Regulation, Inc. may begin delisting proceedings if NTN has no assets or operations, and due to NTN’s limited cash and resources, NTN may be unable to identify and complete another reverse merger and it would likely be required to dissolve and liquidate its assets. In such case, NTN would likely be required to pay all its debts and other obligations and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash, if any, left to distribute to stockholders after paying its debts and other obligations and setting aside funds for reserves.

Q:	What will happen to NTN if, for any reason, the Merger is completed and the Asset Sale is not completed?

A:	Following the Merger, the combined company will focus its resources on executing Brooklyn’s business plan, and the board of directors of the combined company may elect to, among other things, attempt to sell or otherwise dispose of the assets related to NTN’s historical business, including to eGames.com under the Asset Purchase Agreement. Because as of immediately following the closing of the Merger, the assets related to NTN’s historical business are not expected to constitute all or substantially all of the combined company’s assets, the combined company may be able sell or otherwise dispose of the assets related to NTN’s historical business without stockholder approval, including to eGames.com under the Asset Purchase Agreement.

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Q:	Why are the two companies proposing to merge?

A:

For a discussion of the reasons for the Merger, please see the section entitled “Reasons for the Merger and the Asset Sale—NTN Reasons for the Merger and the Asset Sale” and “Reasons for the Merger and the Asset Sale—Brooklyn Reasons for the Merger” on pages 100 and 106, respectively.

Q:	Why is NTN seeking to sell its assets?

A:

Assuming the Merger closes, the combined company will focus its resources on executing Brooklyn’s business plan, which has no use for the assets related to NTN’s historical business. In addition, the proceeds that NTN will receive from the Asset Sale will be applied toward NTN’s outstanding liabilities at the closing of the Merger, which will increase NTN’s net cash (or reduce its negative net cash), thereby reducing the aggregate number of shares of NTN common stock that will be issued to Brooklyn’s members in the Merger and therefore increasing the aggregate percentage of ownership of the combined company by NTN’s stockholders prior to the effective time of the Merger, immediately after the effective time of the Merger. See “The Merger Agreement—Merger Consideration” on page 124 for additional information regarding the calculation used to determine how many shares of NTN common stock will be issued to Brooklyn’s members at the effective time of the Merger.

For a discussion of NTN’s reasons for the Asset Sale, please see the section entitled “The Asset Sale—Reasons for the Asset Sale” on page 140.

Q:	What is required to consummate the Merger?

A:	To consummate the Merger, NTN’s stockholders must approve Proposal Nos. 1, 2, 3, and 4 and the beneficial holders of Brooklyn’s Class A membership interests must adopt the Merger Agreement and approve the Merger and related transactions.

In addition to obtaining the approvals described above, each of the other closing conditions in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions in the Merger Agreement, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 128.

One of the closing conditions in the Merger Agreement is that, at the closing of the Merger, Brooklyn have not less than $10 million in cash and cash equivalents on its balance sheet. To help ensure that Brooklyn meets this closing condition, it has previously engaged in a rights offering to the beneficial holders of its Class A Units pursuant to which certain of such beneficial holders have subscribed to purchase additional units of Brooklyn to fund such amount. These units will be exchanged in the Merger for a portion of the shares of NTN common stock issuable to members of Brooklyn in the Merger.

Q:	What will Brooklyn’s members receive in the Merger?

A:	At the effective time of the Merger, Brooklyn’s members will own, or have the right to receive, shares of NTNs common stock equal to, in the aggregate, between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis. A portion of such shares will be allocated to Maxim Group, LLC (“Maxim”) in respect of the success fee owed to it by Brooklyn. For a more complete description of what Brooklyn’s members will receive in the Merger, see “The Merger Agreement—Merger Consideration” beginning on page 124.

Q:	What will NTN’s stockholders receive in the Merger?

A:	NTN’s stockholders will continue to hold their existing shares of NTN common stock and preferred stock. In the aggregate, NTN’s stockholders as of immediately prior to the effective time of the Merger are expected to hold, in the aggregate, between approximately 5.92% and 3.26% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis.

Q:	Who will be the directors of the combined company following the Merger?

A:	Brooklyn has the right to designate all of the directors of combined company following the Merger. At the present time, Brooklyn intends to appoint Charles Cherington, George P. Denny III, Luba Greenwood, Yiannis Monovoukas and Nicholas J. Singer to serve on the board of directors of the combined company, effective as of the effective time of the Merger. Messrs. Cherington and Denny currently serve as the managers of Brooklyn. Brooklyn believes that each of its director nominees qualifies as an independent director under applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and NYSE American.

Q:	Who will be the executive officers of the combined company following the Merger?

A:	Ronald Guido, Brooklyn’s current interim Chief Executive Officer and Chief Development Officer, and Lynn Sadowski Mason, Brooklyn’s current Executive Vice President, Clinical Operations, will hold those offices for the combined company following the Merger. Brooklyn is currently in the process of retaining a qualified principal financial officer and expects such person to be in place before completion of the Merger.

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Q:	What is required to consummate the Asset Sale?

A:	To consummate the Asset Sale before the Merger closes, NTN’s stockholders must approve Proposal No 6. In addition, each of the other closing conditions set forth in the Asset Purchase Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Asset Purchase Agreement, see the section entitled “The Asset Purchase Agreement—Conditions to Closing” beginning on page 144. After the effective time of the Merger, stockholder approval may no longer be required under Delaware law because the assets to be sold under the Asset Purchase Agreement are not expected to constitute all or substantially all of the combined company’s assets.

Q:	What vote is required to approve each proposal?

A:	The votes required for each proposal are as follows:

●	Proposal No. 1 (Merger Share Issuance Proposal). Assuming a quorum is present, the Merger Share Issuance Proposal will be approved by NTN’s stockholders if a majority of the votes cast on this proposal are “FOR” this proposal. Abstentions will count as votes “AGAINST” this proposal. Broker non-votes will not have any effect on the outcome of this proposal.

●	Proposal No. 2 (Reverse Stock Split Proposal). The Reverse Stock Split Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions will have the same effect as voting against this proposal. This proposal is expected to be a “discretionary matter” under certain rules applicable to brokers, and therefore broker non-votes are not expected on this proposal.

●	Proposal No. 3 (Increase in Authorized Shares Proposal). The Increase in Authorized Shares Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 4 (Series A Voting Rights Proposal). The Series A Voting Rights Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 5 (Name Change Proposal). The Name Change Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 6 (Asset Sale Proposal). The Asset Sale Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock entitled to vote on this proposal vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 7 (Stock Plan Proposal). Assuming a quorum is present, the Stock Plan Proposal will be approved by NTN’s stockholders if a majority of the votes cast on this proposal are “FOR” this proposal. Abstentions will count as votes “AGAINST” this proposal. Broker non-votes will not have any effect on the outcome of this proposal.

●	Proposal No. 8 (Transaction Related Executive Compensation Proposal). Assuming a quorum is present, the Transaction Related Executive Compensation Proposal will be approved, on a nonbinding, advisory basis by NTN’s stockholders if a majority of the votes cast affirmatively or negatively on this proposal are “FOR” this proposal. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

●	Proposal No. 9 (Adjournment Proposal). Assuming a quorum is present, the Adjournment Proposal will be approved by NTN’s stockholders if a majority of the votes cast affirmatively or negatively on this proposal are “FOR” this proposal. Abstentions and “broker non-votes” will not have any effect on the outcome of this proposal.

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The Merger cannot be consummated without the approval of each of the Merger Share Issuance Proposal, Reverse Stock Split Proposal, Increase in Authorized Shares Proposal, and Series A Voting Rights Proposal (collectively, the “Merger Related Proposals”), except that, if NTN has a sufficient number of authorized shares of common stock following the implementation of the reverse stock split contemplated by the Reverse Stock Split Proposal (the “Reverse Stock Split”) to issue the shares of NTN common stock required to be issued in the Merger, the Merger may be consummated even if the Increase in Authorized Shares Proposal is not approved.

Each of the Increase in Authorized Shares Proposal, Series A Voting Rights Proposal, Name Change Proposal and Stock Plan Proposal are conditioned upon the consummation of the Merger. In other words, if the Merger is not consummated, then neither of the amendments to NTN’s restated certificate of incorporation contemplated by the Increase in Authorized Shares Proposal or the Series A Voting Rights Proposal will be implemented, NTN will not change its name to “Brooklyn ImmunoTherapeutics, Inc.” and the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan will not become effective.

Neither the Reverse Stock Split Proposal nor the Asset Sale Proposal is conditioned on any of the other proposals being approved. It is the intention of the NTN board of directors to consider the implementation of the Reverse Stock Split, regardless of whether the Merger is completed.

Q:	As a stockholder of NTN, how does the NTN board of directors recommend that I vote?

A:	After careful consideration, the NTN board of directors recommends that NTN’s stockholders vote “FOR” each of the proposals described in this proxy statement/prospectus/consent solicitation statement.

Under Section 251 of the General Corporation Law of the State of Delaware, the board of directors of a corporation that desires to merge must adopt a resolution approving an agreement of merger and declaring its advisability. Although NTN itself is not merging with Brooklyn, the NTN board of directors followed the same statutory framework in assessing the Merger and the Merger Agreement because the Merger will result in a change of control of NTN. Accordingly, with respect to the Merger Share Issuance Proposal, the NTN board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the issuance of NTN common stock pursuant to the Merger Agreement and the change of control resulting therefrom, are fair to, advisable, and in the best interests of NTN and its stockholders.

Under Section 271 of the General Corporation Law of the State of Delaware, subject to the approval by a holders of a majority of the outstanding stock of a corporation entitled to vote on an asset sale transaction, a corporation may at any meeting of its board of directors sell all or substantially all of its assets, upon such terms and conditions and for such consideration as its board of directors “deems expedient and for the best interests of the corporation.” Accordingly, with respect to the Asset Sale Proposal, the NTN board of directors determined that the Asset Sale is expedient and for the best interests of NTN. In reaching its determination with respect to the Asset Sale, due to NTN’s limited resources, the NTN board of directors did not request or receive a fairness opinion from a financial advisor regarding the consideration to be received by NTN in the Asset Sale.

Although the phrasing of the determination of the NTN board of directors with respect to the Merger and the Asset Sale differs in order to track the relevant language under Delaware law as discussed above, the NTN board of directors approved each of the Merger and the Asset Sale and believes each transaction is in the best interest of NTN’s stockholders.

Q:	As a beneficial owner of Class A membership interests of Brooklyn, how does the Brooklyn board of managers recommend that I vote?

A:	After careful consideration, the Brooklyn board of managers (the “Brooklyn Board”) recommends that beneficial holders of Brooklyn’s Class A membership interests execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement.

Q:	What risks should I consider in deciding whether to vote in favor of the Merger or the Asset Sale or to execute and return the written consent, as applicable?

A:	You should carefully review the section entitled “Risk Factors” beginning on page 19, which sets forth certain risks and uncertainties related to the Merger, to which the combined company’s business will be subject, to the Asset Sale, and to which each of NTN and Brooklyn, as independent companies, are and will be subject.

Q:	When do you expect the Merger and Asset Sale to be consummated?

A:

If the conditions to closing the Merger and the Asset Sale are satisfied or waived, the closing of the Asset Sale is expected to occur promptly after the special meeting and the closing of the Merger is expected to occur immediately after the closing of the Asset Sale. We expect both transactions to close in early 2021, but we cannot predict the exact timing. For more information, see the sections entitled “The Merger Agreement—Conditions to the Completion of the Merger” and “The Asset Purchase Agreement—Conditions to Closing” beginning on pages 128 and 144, respectively.

Q:	What do I need to do now?

A:	NTN and Brooklyn urge you to read this proxy statement/prospectus/consent solicitation statement carefully, including its annexes, and to consider how the Merger and Asset Sale affect you, and, if you are a stockholder of NTN, vote your shares of NTN common stock, and if you are a beneficial owner of Class A membership interests of Brooklyn, provide your written consent.

Q:	How do I vote my shares if I am a stockholder of NTN?

A:	How you vote your shares depends on whether you are a stockholder of record or a beneficial owner of shares held in street name.

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Stockholders of Record. If you are a stockholder of record of shares of NTN common stock, (1) you may instruct the proxies how to vote your shares via the Internet by accessing the website specified on the enclosed proxy card, (2) you may instruct the proxies how to vote your shares by calling the telephone number specified on the enclosed proxy card, (3) you may instruct the proxies how to vote your shares by completing the proxy card and mailing it back in the envelope provided, and (4) you may vote online during the meeting through the link www.virtualshareholdermeeting.com/NTN2021SM.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares of NTN common stock held in street name, you should have received a notice containing voting instructions from the organization that holds your shares (e.g., the brokerage firm, bank, or dealer). Follow the instructions provided by that organization to ensure that your vote is counted. Please see the answer to “Q: If my NTN shares are held in “street name” by my broker, will my broker vote my shares for me?” below for further discussion regarding broker discretion to vote on the proposals and “broker non-votes.”

For more information, see the section entitled “THE SPECIAL MEETING OF NTN’S STOCKHOLDERS—How to Vote,” on page 69.

Q:	How do I provide my consent if I am a beneficial owner of Class A membership interests of Brooklyn?

A:	You may execute and deliver your written consent to Brooklyn in accordance with the instructions provided by Brooklyn.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions as applicable?

A:

If you are an NTN stockholder, the failure to return your proxy card or otherwise provide proxy instructions may result in there not being a quorum present at the special meeting, which would prevent the meeting from occurring. If there is a quorum at the special meeting, failure to return your proxy card or otherwise provide proxy instructions will have no effect on the outcome of the Merger Share Issuance Proposal, Name Change Proposal, Stock Plan Proposal, Transaction Related Executive Compensation Proposal, or Adjournment Proposal, and will have the same effect as voting against the Reverse Stock Split Proposal, Increase in Authorized Shares Proposal, Series A Voting Rights Proposal and Asset Sale Proposal.

If your shares of NTN common stock are held in “street name” by your broker, other than on the Reverse Stock Split Proposal and the Adjournment Proposal, NTN does not believe your broker will have discretion to vote for or against the proposals if you do not provide your broker with voting instructions. Thus, for shares held in “street name,” if you do not provide voting instructions to your broker, this will result in a “broker non-vote” and such “broker non-votes” have the same effect as an “AGAINST” vote on the Increase in Authorized Shares Proposal, Series A Voting Rights Proposal and Asset Sale Proposal and will have no effect on the Merger Share Issuance Proposal, Name Change Proposal, Stock Plan Proposal, or Transaction Related Executive Compensation Proposal. Please see the answer to “Q: If my NTN shares are held in “street name” by my broker, will my broker vote my shares for me?” below for further discussion regarding broker discretion to vote on the proposals and “broker non-votes.”

Q:	How can I participate in the special meeting?

A:

The special meeting will be held virtually and will begin promptly at 9:00 a.m., Pacific Time, on March 15, 2021. You are entitled to participate in the meeting only if you were a stockholder of NTN as of the close of business on February 8, 2021, the record date, or if you hold a valid proxy for the special meeting. NTN stockholders and proxy holders will be able to participate in the meeting by visiting www.virtualshareholdermeeting.com/NTN2021SM. You will need the 16-digit control number included on your proxy card, or on the instructions that accompanied your proxy materials, to participate in the meeting. Online access will begin at 8:45 a.m., Pacific Time, and you are encouraged to access the meeting prior to the start time. You also will be able to vote your shares electronically during the meeting. See “Q: How do I vote my shares if I am a stockholder of NTN?” above for more information.

Q:	If my NTN shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

NTN believes that the Reverse Stock Split Proposal and the Adjournment Proposal will be “discretionary” matters under certain rules applicable to brokers, and each of the other proposals will be “non-discretionary” matters under those rules. Under those rules, brokers may vote shares held in “street name” on discretionary matters without receiving voting instructions from the beneficial owners of the shares. Brokers may not vote shares held in “street name” on non-discretionary matters if they are not provided with voting instructions by the beneficial owners of the shares. Therefore, if you fail to provide instructions to your broker as to how to vote your shares on a proposal that is a non-discretionary matter, your broker will not have the discretion to vote your shares on that proposals. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

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Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:	Stockholders of Record. If you are a stockholder of record, you may revoke your proxy instructions at any time before your shares have been voted by following the instructions discussed in the section entitled “THE SPECIAL MEETING OF NTN’S STOCKHOLDERS— Revoking a Proxy; Changing Your Vote,” on page 73.

Beneficial Owners of Shares Held in Street Name. If your shares are held in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions. See “THE SPECIAL MEETING OF NTN’S STOCKHOLDERS—Revoking a Proxy; Changing Your Vote,” on page 73 for additional information.

Q:	Who is paying for this proxy solicitation?

A:	NTN will be paying the cost of the printing and filing of this proxy statement/prospectus/consent solicitation statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of NTN common stock for the forwarding of solicitation materials to the beneficial owners of NTN common stock. NTN will reimburse those brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they may incur in connection with the forwarding of solicitation materials. In addition, NTN has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $30,000 in total.

Q:	Who can help answer my question?

A:	If you are a stockholder of NTN and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation statement or if you have questions about the Merger or the Asset Sale, including the procedures for voting your shares, you should contact The Proxy Advisory Group, LLC:

The Proxy Advisory Group, LLC

18 East 41st Street, 20th Floor

New York, New York 10017

(212) 616-2181

If you are a beneficial owner of Class A membership interests of Brooklyn and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation statement or if you have questions about the Merger, including the procedures for providing your consent, you should contact:

Brooklyn ImmunoTherapeutics LLC

140 58th Street

Building A, Suite 2100

Brooklyn, NY 11220

(212) 582-1199

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PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/consent solicitation statement and may not contain all of the information that is important to you. To better understand the Merger, the Asset Sale, the proposals being considered at the special meeting and Brooklyn’s actions that are a subject of the written consent, you should read this entire proxy statement/prospectus/consent solicitation statement carefully, including the Merger Agreement attached as Annex A and the asset purchase agreement dated as of September 18, 2020 attached as Annex D-1, as amended by the omnibus amendment and agreement dated November 19, 2020 attached as Annex D-2 and the second omnibus amendment and agreement dated January 12, 2021 attached as Annex D-3. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/consent solicitation statement.

The Companies Involved in the Merger

NTN Buzztime, Inc.

NTN (NYSE American: NTN) delivers interactive entertainment and innovative technology that helps its customers acquire, engage and retain its patrons. The company’s tablets, mobile app and technology offer engaging solutions to establishments that have guests who experience dwell time, such as in bars, restaurants, casinos and senior living centers.

Brooklyn ImmunoTherapeutics LLC

Brooklyn is a clinical-stage biopharmaceutical company focused on exploring the role that cytokine-based therapy can have on the immune system in treating patients with cancer. Brooklyn is committed to developing IRX-2, a novel cytokine-based therapy, to treat patients with cancer. IRX-2 active constituents, namely Interleukin-2 (IL-2) and other key cytokines are postulated to signal, enhance and restore immune function suppressed by the tumor, thus enabling the immune system to attack cancer cells. Brooklyn’s latest stage program is currently in a Phase 2b clinical trial (INSPIRE), exploring IRX-2 as a neoadjuvant and adjuvant monotherapy for the treatment of advanced head and neck squamous cell cancer for which Brooklyn has received both fast track and orphan drug designation from the FDA. For more information about Brooklyn and its clinical programs, please visit www.brooklynitx.com.

Brooklyn is focused on exploring the role that Interleukin-2, or IL-2, a cytokine-based investigational therapy, can have on the immune system in treating patients with cancer. IRX-2’s active constituents, namely Interleukin-2 (IL-2) and other key cytokines, are postulated to signal, enhance and restore immune function suppressed by the tumor, thus enabling the immune system to attack cancer cells. Unlike existing recombinant IL-2 therapies, IRX-2 is naturally derived from human blood cells. Brooklyn believes that this may potentially promote better tolerance, broader targeting, and natural molecular conformation leading to greater activity, and permit low physiologic dosing rather than high doses needed in existing IL-2 therapies. Brooklyn’s ongoing development program is specifically investigating use of IRX-2 in neoadjuvant (pre-surgical) and adjuvant (post-operative) treatment for advanced head and neck squamous cell cancer. IRX-2 has received orphan drug designation from the FDA for this indication. IRX-2 has also been granted fast track designation by the FDA, although there can be no assurance that the receipt of fast track designation will result in a faster review process for any NDA or BLA that Brooklyn may file in the future for IRX-2. Potential use of Brooklyn’s product candidate in other cancer indications is also being evaluated in several investigator-sponsored trials, including trials where IRX-2 is being studied as a combination therapy for various cancers with checkpoint inhibitors currently on the market. Finally, Brooklyn is currently working to modify its manufacturing process to allow for the development of additional drugs with a variety of cytokine mixtures to expand Brooklyn’s product offerings.

In December 2020, Brooklyn entered into option agreements with Novellus Therapeutics Limited and Factor Bioscience Limited (together, Novellus) to obtain the right to exclusively license Novellus’ IP and mRNA cell reprogramming and gene editing technology for use in the development of certain cell-based therapies to be evaluated and developed for treating human diseases, including certain types of cancer, sickle cell disease, and beta thalassemia. The option is exercisable before February 28, 2021 (or April 30, 2021 if Brooklyn’s merger with NTN has not closed by that date) and requires Brooklyn to pay a non-refundable option fee of $500,000 (even if the option is not exercised) and an initial license fee of $4.0 million (including the non-refundable fee of $500,000) in order to exercise the option (plus additional future consideration to potentially acquire additional stem cell lines, payments based on achieving enumerated milestones and a royalty on net sales). There can be no assurance that Brooklyn will exercise the option and obtain the rights to Novellus’ technology or that any such technology that is licensed can be used to successfully develop and commercialize any drug products.

BIT Merger Sub, Inc.

BIT Merger Sub, Inc. is a wholly-owned subsidiary of NTN and was formed solely for the purposes of carrying out the Merger.

The Merger

(page 107)

If the Merger is completed, BIT Merger Sub, Inc. will merge with and into Brooklyn, with Brooklyn surviving as a wholly owned subsidiary of NTN. After the completion of the Merger, NTN is expected to change its corporate name to “Brooklyn ImmunoTherapeutics, Inc.”

At the effective time of the Merger, each unit of Brooklyn outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of NTN common stock as described in more detail under the heading “Overview of the Merger Agreement—Merger Consideration,” below. At the effective time of the Merger, NTN’s stockholders will continue to own and hold their shares of NTN common stock and preferred stock.

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The Asset Sale

(page 140)

Upon the terms and subject to the conditions set forth in the Asset Purchase Agreement, NTN agreed to sell to eGames.com all of NTN’s right, title and interest in and to the assets relating to NTN’s business of licensing its interactive entertainment network and services and the tablets and related equipment used therein.

At the closing of the Asset Sale, in addition to assuming the liabilities of NTN specified in the Asset Purchase Agreement, including NTN’s trade accounts payable and other accrued liabilities arising in the ordinary course of the business, and liabilities relating to NTN’s contracts included in the purchased assets, eGames.com will pay NTN $2.0 million in cash. The $1.0 million bridge loan that Fertilemind made to NTN in September 2020, the $0.5 million bridge loan that Fertilemind made to NTN in December 2020 and the $0.2 million bridge loan that Fertilemind made to NTN on January 12, 2021, together with accrued interest, will be applied against the $2.0 million purchase price.

The NTN Board of Directors Recommendation and Reasons for the Merger and the Asset Sale
(page 100)

Recommendation of the NTN Board of Directors

The NTN board of directors has determined and believes that the Merger Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interests of NTN and its stockholders, and that the Asset Sale is expedient and for the best interests of NTN, and has approved each transaction.

The board unanimously recommends that NTN stockholders vote “FOR” the Merger Share Issuance Proposal, the Asset Sale Proposal and each of the other proposals described herein. For more information on the recommendations of the board, see “The Special Meeting of NTN’s Stockholders—Recommendations of the NTN Board of Directors,” beginning on page 70.

Reasons for the Merger and the Asset Sale

In reaching its unanimous decision to approve the Merger, the Asset Sale and the other transactions contemplated by the Merger Agreement and the Asset Purchase Agreement, the NTN board of directors considered a number of factors potentially weighing in favor of the Merger and the Asset Sale, including those set forth in the section “Reasons for the Merger and the Asset Sale” beginning on page 100.

In its deliberations concerning the Merger, the Asset Sale and the other transactions contemplated by the Merger Agreement and the Asset Purchase Agreement, the NTN board of directors also considered and balanced against the factors potentially weighing in favor of the Merger and the Asset Sale a number of uncertainties, risks, and other factors potentially weighing against the Merger and the Asset Sale, including those set forth in the section “Reasons for the Merger and the Asset Sale” beginning on page 100.

Brooklyn’s Board of Managers Recommendation and Reasons for the Merger

(page 106)

In the course of reaching its decision to approve the Merger, Brooklyn’s board of managers consulted with its senior management, certain holders of its membership interests, along with its financial advisor and legal counsel. In reaching this decision, Brooklyn’s board of managers considered a number of factors, including, among others:

●	potential increased access to sources of capital and a broader range of investors to support the clinical development of its products than it could otherwise obtain if it continued to operate as a privately held company;

●	the potential to provide its current members with greater liquidity by owning stock in a publicly traded corporation;

●

the belief of the board of managers that no alternatives to the Merger were reasonably likely to create greater value for Brooklyn’s members, after reviewing the various strategic options to enhance shareholder value that were considered by the board of managers; and

●	Brooklyn’s expectation that the Merger will be treated as a transfer of property to a “controlled corporation” for purposes of Section 351 of the Internal Revenue Code, as amended (the “Code”).

Based on these factors, among others, after careful consideration the Board of Managers of Brooklyn unanimously (i) determined that the Merger and all related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Brooklyn and its members, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the beneficial holders of Brooklyn’s Class A membership interests vote to adopt the Merger Agreement and thereby approve the transactions contemplated thereby.

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The beneficial holders of more than a majority of the Class A membership interests of Brooklyn, prior to the special meeting of NTN stockholders, will be asked to execute a written consent approving the Merger and the transactions contemplated by the Merger Agreement.

For additional information see the section entitled “Background of the Asset Sale and the Merger” starting on page 75.

Opinion of the NTN Financial Advisor

(page 108)

On August 12, 2020, Newbridge Securities Corporation (“Newbridge”) rendered its oral opinion to the strategic committee of the NTN board of directors (which was subsequently confirmed in writing by delivery of Newbridge’s written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of August 12, 2020, the consideration to be paid by NTN in the Merger was fair, from a financial point of view, to NTN’s common stockholders.

The summary of Newbridge’s opinion in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex C to this proxy statement/prospectus/consent solicitation statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge in preparing its opinion. However, neither Newbridge’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus/consent solicitation statement are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed Merger or otherwise.

Material U.S. Federal Income Tax Consequences of the Transactions to NTN Stockholders

(pages 121 and 143)

Neither the Asset Sale nor the Merger will result in any taxable gain or loss for U.S. federal income tax purposes to any NTN stockholder in his, her or its capacity as an NTN stockholder.

Material U.S. Federal Income Tax Consequences of the Merger to Brooklyn’s Members

(page 122)

NTN and Brooklyn believe that the Merger will qualify as a transfer of property to a “controlled corporation” for purposes of Section 351(a) of the Code. Accordingly, a U.S. Holder (as defined on page 121) of units of Brooklyn is not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of units of Brooklyn for shares of NTN common stock in the Merger, except (a) to the extent the U.S. Holder’s share of Brooklyn’s liabilities exceeds such U.S. Holder’s tax basis in its Brooklyn units, and (b) with respect to cash received by a U.S. Holder of Brooklyn units in lieu of a fractional share of NTN common stock. Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the Merger to U.S. Holders of Brooklyn units. The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the Merger.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

(page 157)

U.S. Holders of NTN common stock (as defined on page 157) generally should not recognize gain or loss upon the Reverse Stock Split, except to the extent a U.S. Holder receives cash in lieu of a fractional share of NTN common stock. Please review the information in the section entitled “Proposal No. 2: The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders. The tax consequences to you of the Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

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Overview of the Merger Agreement

Merger Consideration

(page 107)

At the effective time of the Merger, each unit of Brooklyn outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of NTN common stock. As of the date the parties entered into the Merger Agreement, 2,948,814 shares of NTN common stock were outstanding, 140,943 shares of NTN common stock were issuable upon exercise or settlement of outstanding stock options and RSUs, and 156,112 share of NTN preferred stock were outstanding. Assuming that, as of immediately prior to the effective time of the Merger, all such outstanding shares of common stock and preferred stock remained outstanding, all such options were exercised in full, all such restricted stock units were settled in full, and there were no other changes to NTN’s capitalization between the date the parties entered into the Merger Agreement and the effective time of the Merger, Brooklyn’s members will own, or have the right to receive, between approximately 49,832,550 and 94,226,415 shares of NTN common stock, subject to adjustment to account for the Reverse Stock Split, which will represent between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis. A portion of such shares will be allocated to Maxim in respect of the success fee owed to it by Brooklyn. The range of the number of shares to be issued in the Merger is an estimate only as of the date hereof and the final number of shares will be determined pursuant to a formula in the Merger Agreement and described in more detail in the section entitled “The Merger—Merger Consideration” beginning on page 107.

At the effective time of the Merger, NTN’s stockholders will continue to own and hold their shares of NTN common stock and preferred stock, and all outstanding and unexercised options to purchase shares of NTN common stock will remain outstanding in accordance with their terms. NTN’s stockholders as of immediately prior to the effective time of the Merger are expected to own, in the aggregate, between approximately 5.92% and 3.26% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis.

Under the Merger Agreement, a condition to closing the Merger is that, at the closing, Brooklyn have not less than $10 million in cash and cash equivalents on its balance sheet. To help ensure that Brooklyn meets that condition to closing, Brooklyn has previously entered into subscription agreements with certain beneficial holders of its Class A membership interests pursuant to which such beneficial holders have agreed to purchase additional units of Brooklyn to fund this amount. Such units will be exchanged in the Merger for a portion of the shares of NTN common stock issuable to members of Brooklyn at the effective time of the Merger. For additional information, see the section entitled “Agreements Related to the Merger—Brooklyn Member Additional Contribution Agreements” on page 139.

Assuming that, at the closing of the Merger, Brooklyn has $10 million of cash and cash equivalents and not more than $750,000 of indebtedness for borrowed money, and that NTN has zero “net cash” (as defined in the section entitled “The Merger Agreement—Merger Consideration” on page 107), NTN’s stockholders immediately before the effective time of the Merger will own approximately 5.92% of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis, and the members of Brooklyn will own, or hold rights to acquire, approximately 94.08% of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis (a portion of which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn). The foregoing percentages are subject to adjustment as follows:

(1)	The first possible adjustment is based on the amount of Brooklyn’s cash and cash equivalents as of the closing of the Merger.

The aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger that the members of Brooklyn (and including the shares issuable to Maxim in respect of the success fee owed to it by Brooklyn) (the “Brooklyn Percentage”) will own, or hold rights to acquire, is based on a negotiated value of the combined company immediately following the Merger of $143.5 million, consisting of $8.5 million attributed to NTN (assuming it has zero net cash at the closing) and $135 million attributed to Brooklyn (assuming it has $10 million of cash and cash equivalents and not more than $750,000 of indebtedness for borrowed money at the closing).

If Brooklyn’s cash and cash equivalents are greater than $10 million, the Brooklyn Percentage will increase based on the amount of such cash and cash equivalents, up to a maximum of $15 million, or if NTN’s net cash is negative, up to a maximum of $18 million as further described in paragraph (3) below. For example, if Brooklyn has $15 million of cash and cash equivalents at the closing, Brooklyn’s value for purposes of the negotiated value of the combined company would increase by $5 million to $140 million, and accordingly, the Brooklyn Percentage will increase to approximately 94.28%, and, before taking into account the second possible adjustment described below, the aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that NTN’s stockholders immediately before the effective time of the Merger (the “NTN Percentage”) will own will be approximately 5.72%.

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(2)	The second possible adjustment is based on the amount by which NTN’s net cash is less than zero at the closing. For every $50,000 that NTN’s net cash is less than $0, the NTN Percentage will be reduced by 0.0392%, up to a maximum decrease to no less than approximately 3.26%, which would be the case if, at the closing, NTN’s net cash is negative $3.0 million and Brooklyn’s cash and cash equivalents is $18.0 million. For example, if Brooklyn’s cash and cash equivalents at the closing is $10 million and NTN’s net cash is negative $2.0 million, the NTN Percentage will be approximately 4.36% and the Brooklyn Percentage will be approximately 95.64%.

(3)	The shares issuable to Brooklyn will be increased based on the amount of Brooklyn’s cash and cash equivalents at the closing up to $15 million; except that if NTN’s net cash is negative, the shares issuable to Brooklyn will be increased to the extent that Brooklyn has cash and cash equivalents at the closing in excess of $15 million (and up to $18 million) equal to the amount by which NTN’s net cash is less than zero. For example, if, at the closing, NTN’s net cash is negative $3 million and Brooklyn has $18 million in cash and cash equivalents, Brooklyn’s value for purposes of the negotiated value of the combined company would increase by $8 million to $143 million, and accordingly, the NTN Percentage will be approximately 3.26% and the Brooklyn Percentage will be approximately 96.74%.

As of January 29, 2021, assuming the closing occurs on March 15, 2021, Brooklyn expects that it will have $10.0 million of cash and cash equivalents and not more than $750,000 of indebtedness for borrowed money at the closing, and NTN expects that its net cash will be approximately negative $1.5 million at the closing. NTN’s expectations are based on the amount that it estimates its net cash would have been had the closing occurred on December 31, 2020, after giving effect to the inclusion of estimated transaction expenses that NTN did not incur by December 31, 2020 but expects to occur through the closing and estimated revenue expected to be received from ordinary course business operations between December 31, 2020 and March 15, 2021 and estimated expenses expected to be incurred to maintain such operations. Based on such expectations, the NTN Percentage will be approximately 4.75% and the Brooklyn Percentage will be approximately 95.25%. Such expectations are based on information available to Brooklyn and NTN as of January 29, 2021, and are subject to adjustment, including due to changes to each party’s financial condition between January 29, 2021 and the date of the closing. See “Risk Factors—Risks Related to Brooklyn’s Business, Financial Position and Capital Requirements” and “Risk Factors—Risks Related to NTN Prior to the Merger,” below, for factors that could cause or contribute to material differences between such expectations and actual results.

The Merger Agreement does not include provisions providing for an adjustment to the total shares of NTN common stock that Brooklyn’s members will be entitled to receive for changes in the market price of NTN common stock. Accordingly, the market value of the shares of NTN common stock issued in the Merger will depend on the market value of the shares of NTN common stock at the time the Merger closes and could vary significantly from the market value on the date of this proxy statement/prospectus/consent solicitation statement.

Engagement Letter between Brooklyn and Maxim Group LLC

(page 254)

Pursuant to a letter agreement between Brooklyn and Maxim, Brooklyn will pay a success fee to Maxim at the closing of the Merger equal to 3.75% of the $125 million value ascribed to Brooklyn in the Merger Agreement (which excludes the $10 million in additional funding being contributed by certain beneficial holders of Brooklyn’s Class A membership interests) for purposes of calculating the number of shares of NTN common stock to be issued in the Merger. Based on a negotiated enterprise value of $125 million, Maxim will be entitled to a success fee of $4,687,500, of which $1,000,000 will be paid in cash and $3,687,500 will be paid shares of NTN common stock at the closing of the Merger. Based on an overall agreed upon value of the combined company of $143.5 million, if the NTN Percentage is 5.92%, each share of NTN common stock will be valued for purposes of this calculation at $2.71 per share (regardless of the price at which the NTN shares are trading), and the number of shares of NTN common stock that will be issued to Maxim will be 1,361,167 (if the NTN percentage is 3.26%, each share of NTN common stock will be valued for this purpose at $1.47 per share and Maxim will receive 2,502,881 shares of NTN common stock, regardless of the price at which NTN shares are trading). The shares of NTN common stock issued to Maxim will reduce the shares of NTN common stock available for issuance to Brooklyn’s members on a one-for-one basis. If the NTN percentage is less than 5.92% but more than 3.26%, the shares issued to Maxim will be adjusted.

Conditions to the Completion of the Merger

(page 128)

To complete the Merger, NTN’s stockholders must approve the Merger Share Issuance Proposal, Reverse Stock Split Proposal, Increase in Authorized Shares Proposal and the Series A Voting Rights Proposal, and the beneficial holders of Brooklyn’s Class A membership interests must adopt and approve the Merger Agreement and the transactions contemplated thereby. However, the Merger could be completed even if NTN’s stockholders do not approve the Increase in Authorized Shares Proposal if NTN has a sufficient number of shares of authorized common stock following the implementation of the Reverse Stock Split to issue the shares of NTN common stock in the Merger and if Brooklyn waives the condition in the Merger Agreement that NTN’s stockholders approve the Increase in Authorized Shares Proposal.

In addition to obtaining such approvals and appropriate regulatory approvals, each of the other closing conditions in the Merger Agreement, must be satisfied or waived.

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Non-Solicitation

(Page 132)

Each of NTN and Brooklyn agreed that, except as described below and except with respect to an asset sale, during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement, each of NTN and Brooklyn and their respective subsidiaries will not, nor will either party or any of their subsidiaries authorize any of its representatives, to:

●	solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “acquisition proposal” (as defined in the section entitled “The Merger Agreement—Non-Solicitation”) or “acquisition inquiry” (as defined in the section entitled “The Merger Agreement—Non-Solicitation”) or to take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

●	furnish any non-public information regarding such party to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

●	subject to specified exceptions, approve, endorse or recommend any acquisition proposal;

●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction (as defined in the section entitled “The Merger Agreement—Non-Solicitation”); or

●	publicly propose to do any of the foregoing.

However, before obtaining the applicable approval from NTN’s stockholders or the beneficial holders of the Class A membership interests of Brooklyn, as applicable, either party may, subject to compliance with specified requirements in the Merger Agreement and further described in the section entitled “The Merger Agreement—Non-Solicitation,” furnish non-public information regarding it and its respective subsidiaries (as applicable) to, and enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal by such person which the NTN board of directors or the Brooklyn Board, as applicable, determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a “superior offer” (as defined in the section entitled “The Merger Agreement—Non-Solicitation”).

Termination of the Merger Agreement

(page 137)

The Merger Agreement contains certain termination rights for both NTN and Brooklyn, which are further described in the section entitled “The Merger Agreement—Termination.” In connection with the termination of the Merger Agreement under specified circumstances, NTN or Brooklyn may be required to pay the other party a termination fee or reimburse the other for specified expenses, which is further described in the section entitled “The Merger Agreement—Termination Fees.”

Support Agreements

(page 139)

Each of the directors and officers of NTN are parties to a support agreement with NTN and Brooklyn pursuant to which, among other things, each such director and officer agreed that (1) he or she will not, until the earlier of the effective time of the Merger and the termination date of the Merger Agreement, sell or transfer any shares of common stock of NTN that he or she owns or may acquire, and (2) he or she will vote all shares of NTN common stock owned by him or her in favor of the transactions contemplated by the Merger Agreement. As of January 29, 2021, approximately 6.3% of the outstanding shares of NTN common stock are owned by directors and officers of NTN and are subject to the support agreements.

Certain beneficial holders of Class A membership interests in Brooklyn, including the managers and officers of Brooklyn, are parties to a support agreement with NTN and Brooklyn pursuant to which, among other things, each such beneficial holder agreed that (1) he or she will not, until the earlier of the effective time of the Merger and the termination date of the Merger Agreement, sell or transfer any of the beneficial interests in the Class A membership interests of Brooklyn that he or she owns or may acquire, and (2) he or she will provide his or consent with respect to all beneficial interests in the Class A membership interests of Brooklyn owned by him or her in favor of the transactions contemplated by the Merger Agreement. As of January 29, 2021, approximately 35.6% of the beneficial interests in the Class A membership interests of Brooklyn are owned by the beneficial holders of Class A membership interests subject to the support agreements.

Comparison of Rights of Holders of NTN Common Stock and Brooklyn Securities

(page 246)

NTN is incorporated and Brooklyn is organized as a limited liability company under the laws of the state of Delaware. If the Merger is completed, Brooklyn’s members will become stockholders of NTN, and their rights as stockholders will be governed by the Delaware General Corporation Law and NTN’s restated certificate of incorporation and bylaws, as amended from time to time (including under the amendments to NTN’s restated certificate of incorporation proposed to be made by the Reverse Split Proposal, the Increase in Authorized Shares Proposal and the Series A Voting Rights Proposal). The rights of NTN’s stockholders contained in such charter documents may differ from the rights of Brooklyn’s members under Brooklyn’s certificate of formation and limited liability company agreement, as amended, as further described in the section entitled “Comparison of Rights of Holders of NTN Common Stock and Brooklyn Securities.”

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Overview of the Asset Purchase Agreement

Purchased Assets

 (page 144)

Upon the terms and subject to the conditions set forth in the Asset Purchase Agreement, NTN agreed to sell to eGames.com all of NTN’s right, title and interest in and to the assets relating to NTN’s business of licensing its interactive entertainment network and services and the tablets and related equipment used therein.

Consideration

(page 144)

At the closing of the Asset Sale, in addition to assuming the liabilities of NTN specified in the Asset Purchase Agreement, including NTN’s trade accounts payable and other accrued liabilities arising in the ordinary course of the business, and liabilities relating to NTN’s contracts included in the purchased assets, eGames.com will pay NTN $2.0 million in cash. In connection with entering into the Asset Purchase Agreement, Fertilemind, an affiliate of eGames.com and on behalf of eGames.com, made a $1.0 million loan to NTN; on December 1, 2020, Fertilemind, on behalf of eGames.com, made an additional $0.5 million loan to NTN; and on January 12, 2021, Fertilemind, on behalf of eGames.com, made an additional $0.2 million loan to NTN, all of which, together with accrued interest, will be applied against the $2.0 million purchase price. In connection with entering into the Asset Purchase Agreement, the sole owner of eGames.com guaranteed to NTN the full and prompt payment of all amounts payable by eGames.com under the Asset Purchase Agreement.

The liabilities that will not be assumed by eGames in connection with the Asset Sale and that will remain with NTN include liabilities generally related to NTN’s corporate and administrative functions. With respect to liabilities for borrowed money, eGames.com will not be assuming NTN’s loan received under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act. In November 2020, NTN was informed by its lender that the U.S. Small Business Administration approved the forgiveness of approximately $1.1 million of the $1.6 million loan NTN received under the Paycheck Protection Program, leaving a principal balance of approximately $532,000, all of which, plus accrued and unpaid interest, must be paid off in its entirety in connection with closing of the Asset Sale. If the Merger closes, the liabilities that will remain with NTN, will remain with the combined company.

Conditions to Closing

(page 144)

The closing of the Asset Sale is subject to satisfaction or waiver of customary conditions, including NTN having obtained or made required consents or notices to applicable third parties and the delivery of certain customary closing deliverables, including, with respect to NTN, deliverables pertaining to the transfer of the purchased assets and related third-party agreements.

Non-Solicitation

(page 145)

NTN agreed that, except as described below and except with respect to the Merger, during the period commencing on the date of the Asset Purchase Agreement and ending on the earlier of the consummation of the Asset Sale or the termination of the Asset Purchase Agreement, NTN will not, nor will it authorize any of its representatives, to:

●	solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “acquisition proposal” (as defined in the section entitled “The Asset Purchase Agreement—Non-Solicitation”) or “acquisition inquiry” (as defined in the section entitled “The Asset Purchase Agreement—Non-Solicitation”) or to take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

●	furnish any non-public information regarding such party to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

●	subject to specified exceptions, approve, endorse or recommend any acquisition proposal;

●

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction (as defined in the section entitled “The Asset Purchase Agreement—Non-Solicitation”); or

●	publicly propose to do any of the foregoing.

However, before obtaining the applicable approval from NTN’s stockholders, NTN may, subject to compliance with specified requirements in the Asset Purchase Agreement and further described in the section entitled “The Asset Purchase Agreement—Non-Solicitation”, furnish non-public information regarding it to, and enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal by such person which the NTN board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a “superior offer” (as defined in the section entitled “The Asset Purchase Agreement—Non-Solicitation”).

Termination of the Asset Purchase Agreement

(page 150)

The Asset Purchase Agreement contains certain termination rights for both NTN and eGames.com, which are further described in the section entitled “The Asset Purchase Agreement—Termination.” In connection with the termination of the Asset Purchase Agreement under specified circumstances, NTN may be required to pay eGames.com a termination fee, which is further described in the section entitled “The Asset Purchase Agreement—Termination Fees.”

Indemnification

(page 148)

NTN will be obligated to indemnify eGames.com against specified losses that eGames.com may incur following the closing of the Asset Sale, subject to the terms of the Asset Purchase Agreement, including certain thresholds and caps on liability, and $100,000 will be deposited into an escrow account to secure any such indemnification claims.

Management Following the Closing of the Transactions

(page 221)

The executive officers and directors of the combined company as of immediately following the closing of the Merger will be designated by Brooklyn. Brooklyn anticipates that its current officers, Ronald Guido, interim Chief Executive Officer and Chief Development Officer, and Lynn Sadowski Mason, Executive Vice President, Clinical Operations, will become the officers of combined company, and that Charles Cherington, George P. Denny III, Luba Greenwood, Yiannis Monovoukas and Nicholas J. Singer will become the directors of the combined company.

13

Interests of Brooklyn Directors and Officers in the Merger

(page 115)

Brooklyn’s current directors and officers will beneficially own, or have the right to receive, in the aggregate approximately 39.7% of the outstanding common stock of NTN immediately following the effective time of the Merger on a fully diluted basis. See “Principal Stockholders Following the Merger” on page 256.

Interests of NTN Directors and Executive Officers in the Merger and the Asset Sale

(pages 115 and 140)

In considering the recommendation of the NTN board of directors with respect to the Asset Sale, the Merger and the other matters to be acted upon by NTN’s stockholders at the special meeting, NTN’s stockholders should be aware that certain members of the NTN board of directors and the executive officers of NTN have interests in the Asset Sale and the Merger that may be different from, or in addition to, interests they have as NTN’s stockholders.

For example, all unvested equity awards granted to NTN’s directors and executive officers will vest upon the closing of the earlier of the Asset Sale or the Merger, and NTN has employment agreements with its executive officers that may result in the receipt by such executive officers of change-in-control cash payments, cash severance payments and other benefits upon an eligible termination of employment of each executive officer’s employment or upon the closing of the Asset Sale or the Merger.

In addition, as an inducement to eGames.com to enter into the Asset Purchase Agreement, eGames.com required that, contingent and effective upon the closing of the Asset Sale, Allen Wolff, NTN’s chief executive officer, become the chief executive officer of eGames.com, and that his employment as NTN’s chief executive officer terminate at such time. Mr. Wolff entered into an employment agreement with eGames.com on September 18, 2020, the effectiveness of which is contingent upon the closing of the Asset Sale. The NTN board of directors and its strategic committee were made aware of the material terms of Mr. Wolff’s employment agreement with eGames.com and considered them before approving the Asset Purchase Agreement. Neither the board of directors of NTN, nor its strategic committee, nor any advisor to NTN, was involved in the negotiations regarding the terms of Mr. Wolff’s employment with eGames.com.

After NTN and eGames.com entered into the Asset Purchase Agreement, eGames.com and Ms. Gurrola, NTN’s senior vice president of finance, have had discussions regarding her possible employment with eGames.com following the closing of the Merger. As of the date of this proxy statement/prospectus/consent solicitation statement, the parties continue to be in discussions and Ms. Gurrola has not accepted any offer.

As of January 29, 2021, NTN’s directors and executive officers beneficially owned, in the aggregate, approximately 6.3% of the outstanding shares of NTN common stock, excluding any shares issuable upon exercise or settlement of outstanding stock options or RSUs held by such individual after January 29, 2021. Each of NTN’s executive officers and directors entered into a support agreement in connection with the Merger, which are discussed in the section entitled “Agreements Related to the Merger—Support Agreements” on page 139.

The compensation arrangements with NTN’s officers and directors are discussed in more detail in the section entitled “The Merger—Interests of the NTN Directors and Executive Officers in the Merger” and “The Asset Sale—Interests of the NTN Directors and Executive Officers in the Asset Sale” on pages 115 and 140.

Risk Factors

(page 19)

Each of the Asset Sale and the Merger involves a number of risks. You should carefully review the section entitled “Risk Factors,” beginning on page 19, which sets forth certain risks and uncertainties related to the Asset Sale and the Merger, including risks and uncertainties to which NTN, as an independent company, is subject, risks and uncertainties associated with Brooklyn’s businesses, which will be the business of the combined company following completion of the Merger, and additional risks and uncertainties to which the combined company will be subject.

Regulatory Approvals for the Merger and the Asset Sale

(pages 119 and 143)

Neither NTN nor eGames.com is required to make any filings or to obtain approvals or clearances from any regulatory authorities in the United States or other countries to consummate the transactions contemplated by the Asset Purchase Agreement. NTN must comply with applicable Delaware law in connection with the sale of substantially all of its assets in the Asset Sale, including obtaining the approval of NTN’s stockholders for the Asset Sale to the extent required under Delaware law.

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Neither NTN nor Brooklyn is required to make any filings or to obtain approvals or clearances from any regulatory authorities in the United States or other countries to consummate the transactions contemplated by the Merger Agreement. In the United States, NTN must comply with applicable federal and state securities laws and the rules and regulations of the NYSE American in connection with the issuance of shares of NTN common stock in the Merger, including the filing of this proxy statement/prospectus/consent solicitation statement with the SEC.

NYSE American Listing

(page 123)

NTN’s common stock is listed on the NYSE American under the symbol “NTN.”

The Merger Agreement requires NTN to use its commercially reasonable efforts to maintain the listing of its common stock on the NYSE American. NTN is currently not in compliance with certain of the continued listing standards of the NYSE American because of the amount of its stockholders’ equity as of December 31, 2019, March 31, 2020 and June 30, 2020. NTN submitted a plan to regain compliance and NYSE Regulation, Inc. accepted that plan and granted NTN a plan period through September 27, 2021 to regain compliance. The listing of NTN’s common stock on the NYSE American is being continued during the plan period pursuant to an extension. The NYSE Regulation staff will review NTN periodically for compliance with initiatives outlined in its plan. If NTN is not in compliance with the applicable continued listing standards by September 27, 2021 or if NTN does not make progress consistent with its plan during the plan period, NYSE Regulation staff will initiate delisting proceedings as it determines appropriate.

In addition, conditions to closing the Merger include that NTN’s common stock continue to be traded on the NYSE American until the effective time of the Merger, the NTN common stock to be issued in the Merger be approved for listing (subject to official notice of issuance) on the NYSE American as of the effective time of the Merger, and the NTN common stock will continue to trade on the NYSE American after the effective time of the Merger. Therefore, NTN, in coordination with Brooklyn, will file certain notifications, including an initial listing application, with the NYSE American. The NYSE American is conducting its preliminary review of information provided to it regarding the listing of the shares of common stock of the combined company and the initial listing application is expected to be filed in early March 2021. However, there can be no assurance when such application will be considered by the NYSE American or whether such application will have been approved before the special meeting of NTN’s stockholders, or at all.

If the initial listing application of the combined company for the NYSE American is not approved, Brooklyn could waive this closing condition to the Merger, but there can be no assurance that Brooklyn will waive this closing condition. If Brooklyn waives this closing condition and the Merger closes, the common stock of the combined company would be expected to trade on an over-the-counter market, which could, among other things, substantially impair the ability of the combined company to raise additional capital, result in a loss of institutional investor interest and fewer financing opportunities for the combined company, materially impair the ability of stockholders to buy and sell shares of the common stock of the combined company, and could have an adverse effect on the market price of, and the efficiency of the trading market for, the common stock of the combined company. See also “Risk Factors—Risks Relating to the Market for NTN Common Stock—The initial listing application to be filed with the NYSE American in connection with the Merger in order to continue the listing of the shares of common stock of the combined company on the NYSE American may not be approved if the combined company does not meet the initial listing standards” and “Risk Factors—Risks Relating to the Market for NTN Common Stock—If the NYSE American does not approve the initial listing application to be filed with it in connection with the Merger, the Merger may not close, but if Brooklyn waives this closing condition and the Merger does close, the failure of the common stock of the combined company to be listed on a national securities exchange could have a material adverse effect on the combined company and its stockholders,” below.

If the NTN common stock to be issued in the Merger is approved for listing on the NYSE American, the combined company’s common stock is expected to be listed under the symbol “BTX” following the closing of the Merger.

Other Merger Related Proposals

Under the Merger Agreement, NTN has agreed to seek stockholder approval of amendments to the restated certificate of incorporation of NTN to:

●

Effect a reverse stock split. Based on information currently available to NTN, NTN anticipates that it will be unable to meet the $3.00 minimum market price initial listing requirement at the closing of the Merger unless it effects a reverse stock split. It is the intention of the NTN board of directors to consider the implementation of the reverse stock split, regardless of whether the Merger is completed. See page 153.

●	Increase the number of authorized shares of common stock from 15,000,000 to 100,000,000. The primary reason for this amendment is to provide the combined company with an adequate number of authorized shares for issuance in connection with possible future acquisitions, equity and equity−based financings, and other corporate purposes. See page 159.

●	Grant voting rights to the holders of NTN’s outstanding Series A Convertible Preferred Stock on an as-converted to common stock basis. The primary reason for this amendment is to ensure that the Merger will qualify as a transaction described in Section 351(a) of the Code. See page 160.

●	Change its corporate name to Brooklyn ImmunoTherapeutics, Inc. See page 161.

Anticipated Accounting Treatment of the Merger

(page 123)

Because Brooklyn has been determined to be the accounting acquirer in the Merger, but not the legal acquirer, the Merger will be treated by NTN as a reverse recapitalization in accordance with accounting principles generally accepted in the United States. For accounting purposes, Brooklyn is considered to be acquiring NTN in the Merger.

As a result, upon consummation of the Merger, the financial statements of the combined entity will represent a continuation of the financial statements of Brooklyn, and the assets and liabilities, if any, of NTN will be recorded at historical cost. No goodwill or intangible assets will be recognized, and any excess consideration transferred over the value of the net assets, if any, of NTN following determination of the actual purchase consideration for NTN will be reflected as an adjustment to equity.

Appraisal Rights

(pages 74, 123 and 143)

Holders of NTN common stock will not be entitled to any dissenters’ rights or appraisal rights with respect to any of the proposals to be voted on at the special meeting. Members of Brooklyn will not be entitled to appraisal rights in connection with the Merger.

15

SUMMARY HISTORICAL AND UNAUDITED
PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables present summary historical financial information for NTN and Brooklyn, summary unaudited pro forma condensed financial information for NTN and Brooklyn, and comparative historical and unaudited pro forma per share data for NTN and Brooklyn.

Summary Historical Consolidated Financial Information of NTN

The summary financial information of NTN as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 are derived from NTN’s audited financial statements prepared using accounting principles generally accepted in the United States (“GAAP”), which are included in this proxy statement/prospectus/consent solicitation statement. The summary financial information of NTN for the nine months ended September 30, 2020 and 2019 and the summary balance sheet data as of September 30, 2020 are derived from NTN’s unaudited financial statements included in this proxy statement/prospectus/consent solicitation statement. The financial information should be read in conjunction with “NTN Management’s Discussion and Analysis of Financial Condition and Results of Operations” and NTN’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement. NTN’s historical results are not necessarily indicative of results to be expected in any future period (all numbers are in thousands, except for share and per-share data).

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019

Revenues, net	$19,806	$23,335	$4,625	$14,638
Operating expenses:
Direct operating costs (including direct depreciation and amortization)	7,483	8,070	2,364	4,545
Selling, general and administrative	13,175	14,463	6,743	10,303
Impairment of capitalized software	550	23	238	52
Impairment of goodwill	—	261	662	—
Depreciation and amortization (excluding direct depreciation and amortization)	360	315	189	273
Total operating expenses	21,568	23,132	10,196	15,173
Operating (loss) income	(1,762)	203	(5,571)	(535)
Other (expense) income, net	(258)	(526)	826	(189)
Loss before income taxes	(2,020)	(323)	(4,745)	(724)
(Provision) benefit for income taxes	(27)	64	23	(30)
Net loss	(2,047)	(259)	(4,722)	(754)
Series A preferred stock dividend	(16)	(16)	(8)	(8)
Net loss attributable to common shareholders	$(2,063)	$(275)	$(4,730)	$(762)
Net loss per common share – basic and diluted	$(0.72)	$(0.10)	$(1.62)	$(0.27)
Weighted average shares outstanding – basic and diluted	2,875	2,688	2,920	2,870

	As of December 31,		As of September
	2019	2018	30, 2020
Current assets	$6,070	$6,785	$2,793
Other assets	8,055	8,079	2,261
Total assets	14,125	14,864	5,054
Total liabilities	9,034	7,947	4,559
Total stockholders’ equity	5,091	6,917	495

16

Summary Historical Consolidated Financial Information of Brooklyn

The summary consolidated financial information of Brooklyn as of December 31, 2019 along with data for the successor period from November 6, 2018 through December 31, 2018 and the predecessor period from January 1, 2018 through November 5, 2018 is derived from Brooklyn’s audited consolidated financial statements prepared using U.S. GAAP, which are included in this proxy statement/prospectus/consent solicitation statement. The summary financial information of Brooklyn for the nine months ended September 30, 2020 and 2019 and the summary balance sheet data as of September 30, 2020 are derived from Brooklyn’s unaudited financial statements included in this proxy statement/prospectus/consent solicitation statement. These historical results are not necessarily indicative of results to be expected in any future period. The summary consolidated financial information should be read in conjunction with Brooklyn’s consolidated financial statements and the related notes to those statements included in this proxy statement/prospectus/financial statement and “Brooklyn Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period from November 6, 2018 through December 31, 2018	For the period from January 1, 2018 through November 5, 2018

Operating expenses
General and administrative	$3,721,490	$374,267	$5,351,698
Research and development	5,156,266	1,621,084	9,078,193
Total operating expenses	8,877,756	1,995,351	14,429,891
Loss from operations	$(8,877,756)	$(1,995,351)	$(14,429,891)
Other expenses
Interest expense, net	59,298	9,121	1,668,711
Total expenses	(59,298)	(9,121)	(1,668,711)
Net loss	$(8,937,054)	$(2,004,472)	$(16,098,602)
Deemed dividends on preferred stock			(685,892)
Gain on extinguishment of common stock			106,560,811
Net income attributable to common stockholders			$89,776,317

	For the nine months ended
	September 30, 2020	September 30, 2019
Operating expenses
General and administrative	$4,032,690	$3,489,936
Research and development	1,008,631	2,600,199
Total operating expenses	5,041,321	6,090,135
Loss from operations	$(5,041,321)	$(6,090,135)
Other expenses
Interest expense, net	31,482	44,254
Total other expenses	(31,482)	(44,254)
Net loss	$(5,072,803)	$(6,134,389)

	December 31,		September 30,
	2019	2018	2020
Current assets	$5,101,487	$7,195,429	$3,435,920
Non-current assets	10,007,131	9,437,177	9,959,314
Total assets	15,108,618	16,632,606	13,395,234
Total liabilities	5,365,515	6,262,900	3,632,419
Total members’ equity	$9,743,103	$10,369,706	$9,762,815

Summary Unaudited Pro Forma Condensed Combined Financial Information of NTN and Brooklyn

To consummate the Merger, NTN stockholders must approve the Reverse Stock Split Proposal, because it will most likely be required for the combined company to comply with the listing standards of the NYSE American. Per the terms of the Merger Agreement, at the closing of the Merger, each outstanding Brooklyn unit will be converted into the right to receive shares of NTN common stock (after giving effect to the Reverse Stock Split). The following information does not give effect to the proposed Reverse Stock Split. The following information gives effect to the Asset Sale.

The following summary unaudited pro forma condensed combined financial information was prepared using the reverse recapitalization accounting method under U.S. GAAP. For accounting purposes, Brooklyn is considered to be acquiring NTN in the Merger. The NTN and Brooklyn unaudited pro forma combined balance sheet data assume that the Asset Sale and the Merger closed on September 30, 2020, and combine the NTN and Brooklyn historical balance sheets at September 30, 2020. The NTN and Brooklyn unaudited pro forma condensed combined statements of operations data assume that the Asset Sale and the Merger closed as of January 1, 2019, and combine the historical results of operations of NTN and Brooklyn for the nine months ended September 30, 2020 and the year ended December 31, 2019.

17

The summary unaudited pro forma condensed combined financial information are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2019 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/consent solicitation statement.

The summary unaudited pro forma condensed combined financial information assumes two scenarios based on NTN’s levels of net cash, and that, at the effective time of the Merger, Brooklyn’s members will exchange their equity interests in Brooklyn for shares of NTN common stock representing approximately 94.47% in Scenario 1 and 96.43% in Scenario 2 of the outstanding common stock of NTN immediately following the effective time (less a portion of such shares which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn), and NTN’s stockholders as of immediately prior to the effective time, will own approximately 5.53% in Scenario 1 and 3.57% in Scenario 2 of the outstanding common stock of NTN immediately after the effective time. The above scenarios are hypothetical and are two of many scenarios that may occur. The exact number of shares to be issued in the Merger will be determined pursuant to a formula in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 124.

	Nine Months Ended September 30, 2020		Twelve Months Ended December 31, 2019
	Scenario 1 - NTN’s negative net cash of $0.5M	Scenario 2 - NTN’s negative net cash of $3M	Scenario 1 - NTN’s negative net cash of $0.5M	Scenario 2 - NTN’s negative net cash of $3M
Revenue:	$-	$-	$-	$-
Operating Expenses:
General and administrative	4,032,690	4,032,690	3,721,490	3,721,490
Research and development	1,008,631	1,008,631	5,156,266	5,156,266
Total operating expenses	5,041,321	5,041,321	8,877,756	8,877,756
Loss from operations	(5,041,321)	(5,041,321)	(8,877,756)	(8,877,756)
Other Expenses:
Interest expense, net	(27,343)	(27,343)	(59,298)	(59,298)
Total other expense, net	(27,343)	(27,343)	(59,298)	(59,298)
Loss before income taxes	(5,068,664)	(5,068,664)	(8,937,054)	(8,937,054)
Benefit for income taxes	-	-	-	-
Loss from continuing operations	(5,068,664)	(5,068,664)	(8,937,054)	(8,937,054)
Series A preferred stock dividend	(7,806)	(7,806)	(15,612)	(15,612)
Net loss attributable to common stockholders	$(5,076,470)	$(5,076,470)	$(8,952,666)	$(8,952,666)

Net loss per common share - basic and diluted	$(0.09)	$(0.06)	$(0.16)	$(0.10)
Weighted average shares outstanding - basic and diluted	56,565,840	88,510,805	56,520,055	88,465,020

	As of September 30, 2020
Unaudited Pro Forma Condensed Combined Balance Sheet Data:	Scenario 1 - NTN’s negative net cash of $0.5M	Scenario 2 - NTN’s negative net cash of $3M
Current assets	$12,899,801	$10,431,781
Non-current assets	9,959,314	9,959,314
Total assets	22,859,115	20,391,095
Total liabilities	7,439,905	7,439,905
Total stockholders’ equity	$15,419,210	$12,951,190

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net loss and book value of NTN common stock and the historical net loss and book value of Brooklyn units in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed Merger and Asset Sale on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the Reverse Stock Split.

The tables below should be read in conjunction with the audited consolidated financial statements of NTN included in this proxy statement/prospectus/consent solicitation statement and the related notes, the audited consolidated financial statements of Brooklyn included in this proxy statement/prospectus/consent solicitation statement and the related notes, and the unaudited pro forma condensed combined financial information and notes related to such financial information included in this proxy statement/prospectus/consent solicitation statement.

	Nine Months Ended September 30, 2020	Twelve Months Ended December 31, 2019
NTN Historical per Common Share Data:
Basic and diluted net loss attributable to common stockholders	$(1.62)	$(0.72)
Book value per share	$0.17	$1.77
Brooklyn Historical per Member Unit Data:
Basic and diluted net loss	N/A	N/A
Book value per unit	N/A	N/A
NTN and Brooklyn Combined Pro Forma Data
Scenario 1 - NTN’s negative cash of $0.5M
Basic and diluted net loss attributable to common stockholders	$(0.09)	$(0.16)
Book value per share	$0.27	N/A
Scenario 2 - NTN’s negative cash of $3.0M
Basic and diluted net loss attributable to common stockholders	$(0.06)	$(0.10)
Book value per share	$0.15	N/A

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RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/consent solicitation statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus/consent solicitation statement, including the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/consent solicitation statement.

Risks Related to the Merger

The formula for determining the number of shares to be issued in the Merger to Brooklyn members is not adjustable based on the market price of NTN’s common stock, so the number of shares of NTN common stock that may be issued in the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the formula for determining the number of shares to be issued to Brooklyn’s members in the Merger, and the number of shares to be so issued is only adjustable upward or downward under certain circumstances as described in “The Merger—The Merger Consideration.” Any changes in the market price of NTN common stock before the completion of the Merger will not affect the number of shares of NTN common stock that Brooklyn members will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of NTN common stock declines from the market price on the date of the Merger Agreement, then Brooklyn members could receive merger consideration with substantially lower value for their equity interests in Brooklyn than the value of NTN common stock based on the market price on the date of the Merger Agreement. Similarly, if before the completion of the Merger the market price of NTN common stock increases from the market price on the date of the Merger Agreement, then Brooklyn members could receive merger consideration with substantially more value for their equity interests in Brooklyn than the value of NTN common stock based on the market price on the date of the Merger Agreement. Because the formula does not adjust as a result of changes in the value of NTN common stock, for each one percentage point that the market value of NTN common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Brooklyn members compared to the market price of the NTN common stock on the date of the Merger Agreement.

The formula for determining the number of shares to be issued in the Merger to Brooklyn members is subject to an upward adjustment to the extent that Brooklyn has more than $10.0 million in cash and cash equivalents at the closing of the Merger and to the extent that NTN’s net cash at the closing of the Merger is less than zero dollars, and as a result, NTN’s stockholders could own less, and Brooklyn members could own more, of the combined company.

As described in “The Merger—The Merger Consideration,” the number of shares to be issued in the Merger to Brooklyn members will increase to the extent that Brooklyn has more than $10.0 million in cash and cash equivalents at the closing of the Merger, and will further increase to the extent that NTN’s net cash at the closing of the Merger is less than zero dollars. The increase based on the amount of Brooklyn’s cash and cash equivalents at the closing of the Merger is subject to a $15.0 million cap, except that to the extent that NTN’s net cash is less than zero, the number of shares to be issued in the Merger to Brooklyn members will increase to the extent that Brooklyn has more than $15.0 million in cash and cash equivalents at the closing, up to the absolute amount of NTN’s net cash. Accordingly, NTN’s stockholders could own less, and Brooklyn members could own more, of the combined company depending on the amount of cash and cash equivalents Brooklyn has at the closing and on the extent to which NTN’s net cash at the closing is negative.

If the conditions to closing the Merger are not satisfied, the Merger may not occur.

Even if the Merger Share Issuance Proposal is approved by NTN’s stockholders and even if the beneficial holders of the Class A membership interests of Brooklyn approve the Merger and the Merger Agreement, other specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/consent solicitation statement. No assurances can be given that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and NTN and Brooklyn each may lose some or all of the intended benefits of the Merger.

For example, one of the conditions to closing the Merger is that the deficit in NTN’s net cash not exceed $3.0 million. If the Asset Sale Proposal is approved by NTN’s stockholders and the Asset Sale closes, NTN expects that it will satisfy this closing condition. However, NTN has limited cash on hand and its cash flow from operations has suffered as result of the COVID-19 pandemic, which we also refer to as the pandemic, and any delay in the closing of the Asset Sale and/or the Merger, will increase the risk that NTN will not satisfy this closing condition. See “—Risks Related to NTN Prior to the Merger,” below. Further, if the Asset Sale Proposal is not approved by NTN’s stockholders or if the Asset Sale does not close for any other reason, NTN will likely not satisfy this condition. Similarly, another of the conditions to closing the Merger is that Brooklyn have not more than $750,000 in indebtedness for borrowed money at the closing. Although no assurances can be given in this regard, Brooklyn expects that it will satisfy this closing condition. As of January 29, 2021, Brooklyn had approximately $720,000 in indebtedness for borrowed money, consisting of (i) assumed notes payable in the amount of $410,000 related to notes assumed in connection with the acquisition of IRX Therapeutics, and (ii) a loan in the amount of $309,905 under the Paycheck Protection Program.

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As another example, one of the conditions to closing the Merger is that, at the closing, Brooklyn have not less than $10 million in cash and cash equivalents on its balance sheet and have not more than $750,000 of indebtedness for borrowed money. As of January 29, 2021, Brooklyn’s indebtedness for borrowed money consisted of (i) assumed notes payable in the amount of $410,000 related to notes assumed in connection with the acquisition of IRX Therapeutics, and (ii) a loan in the amount of $309,905 under the Paycheck Protection Program. With respect to the cash balance sheet requirement, in order to help ensure that Brooklyn meets this condition, Brooklyn has previously engaged in a rights offering to the beneficial holders of its Class A membership interests pursuant to which such beneficial holders who exercised their rights have agreed to make additional contributions to Brooklyn. Such members will exchange the additional membership interests they receive for their contribution for a portion of the shares of NTN common stock issuable to members of Brooklyn in the Merger. Although Brooklyn expects to receive at least $10 million in proceeds from the rights offering, there can be no assurance that these members will contribute what they have contractually agreed to contribute. If these members do not make their committed contributions, Brooklyn may not be able to satisfy the closing condition that it have not less than $10 million in cash and cash equivalents on its balance sheet at the closing of the Merger. If this closing condition is not satisfied, and if NTN does not waive the condition, the Merger will not occur. See “Agreements Related to the Merger—Brooklyn Member Additional Contribution Agreements.”

Failure to complete the Merger may result in NTN or Brooklyn paying a termination fee to the other party and could significantly harm the market price of NTN’s common stock and negatively affect the future business and operations of both companies.

If the Merger is not completed and the Merger Agreement is terminated under certain circumstances, NTN or Brooklyn may be required to pay the other party a termination fee of $750,000, or reimburse the transaction expenses of the other party, up to a maximum of $250,000. Even if a termination fee is not payable or transaction expenses are not reimbursable in connection with a termination of the Merger Agreement, each of NTN and Brooklyn will have incurred significant legal, financial, advisory, accounting, audit and other general operating expenses, which must be paid whether or not the Merger is completed. Further, if the Merger is not completed, it could significantly harm the market price of NTN common stock and further increase the doubt as to its ability to continue as a going concern. In addition, if the Merger Agreement is terminated and the board of directors of NTN or the board of managers of Brooklyn determines to seek another business combination, there can be no assurance that either NTN or Brooklyn will be able to find a partner and close an alternative transaction on terms that are as or more favorable than the terms set forth in the Merger Agreement.

The Merger is subject to the approval by NTN’s stockholders of various proposals at the special meeting and approval by the beneficial holders of the Class A membership interests of Brooklyn of the Merger and the Merger Agreement. Failure to obtain these approvals would prevent the closing of the Merger.

Before the Merger can be completed, the stockholders of NTN must approve the Merger Share Issuance Proposal, the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal and the Series A Voting Rights Proposal, and the holders of a majority of the beneficial interests in the Class A membership interests of Brooklyn must approve the Merger and the Merger Agreement. The failure to obtain these approvals would result in the Merger not being completed unless, with respect to the Increase in Authorized Shares Proposal, such failure is waived by Brooklyn, and NTN has a sufficient number of shares of authorized common stock, including following the implementation of the Reverse Stock Split, to issue the number shares of NTN common stock required to be issued in the Merger.

Certain of the officers and directors of NTN and certain of the officers and managers of Brooklyn have interests in the Merger that are different from the stockholders of NTN and members of Brooklyn, respectively, and that may influence them to support or approve the Merger without regard to the interests of the stockholders of NTN or the members of Brooklyn.

Certain officers and directors of NTN and certain officers and managers of Brooklyn participate in arrangements that provide them with interests in the Merger that are different from the interests of the stockholders of NTN and members of Brooklyn including, among others, the continued service as an officer or director of the combined company, severance benefits, the acceleration of vesting of equity awards, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). These interests, among others, may influence the officers and directors of NTN and the officers and managers of Brooklyn to support or approve the Merger. For more information concerning the interests of NTN and Brooklyn’s respective officers, managers and directors in the Merger, see the sections entitled “The Merger—Interests of NTN Directors and Executive Officers in the Merger” and “The Merger—Interests of Brooklyn Managers and Officers in the Merger.”

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The market price of NTN common stock following the Merger may decline as a result of the Merger.

The market price of NTN common stock may decline as a result of the Merger for a number of reasons including if:

●	investors react negatively to the prospects of the combined company’s product candidates, business and financial condition following the Merger;

●	the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

NTN stockholders and Brooklyn members will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.

After the completion of the Merger, the current stockholders of NTN and the current members of Brooklyn will own a smaller percentage of the combined company than their ownership in the respective companies prior to the Merger. At the effective time of Merger, Brooklyn’s members will exchange their equity interests in Brooklyn for shares of NTN common stock representing between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis (less a portion of such shares which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn), and NTN’s stockholders as of immediately prior to the effective time, will own between approximately 5.92% and 3.26% of the outstanding common stock of NTN immediately after the effective time on a fully diluted basis. Consequently, NTN stockholders and Brooklyn members will be able to exercise less influence over the management and policies of the combined company following the closing of the Merger than they currently exercise over the management and policies of their respective companies.

NTN stockholders and Brooklyn members may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is not able to realize the strategic and financial benefits currently anticipated from the Merger, NTN stockholders and Brooklyn members will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent that the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the Merger.

The combined company may need to raise additional capital by issuing securities or debt or through licensing or other arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company’s operations or impact its proprietary rights. Future issuances of the combined company’s common stock pursuant to options outstanding following the Merger and under its equity incentive plan could result in additional dilution.

The combined company may be required to raise additional funds sooner than currently planned. If either NTN or Brooklyn hold less cash at the time of the closing of the Merger than the parties currently expect, the combined company may need to raise additional capital sooner than expected. Additional financing may not be available to the combined company when needed or it may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may include covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the combined company’s technologies or product candidates and proprietary rights, or grant licenses on terms that are not favorable to the combined company.

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In addition, the exercise or conversion of some or all of the combined company’s outstanding options (or, after the Merger, the issuance of equity awards under the combined company’s equity incentive plan) could result in additional dilution in the percentage ownership interest of current NTN stockholders and Brooklyn members in the combined company.

During the pendency of the Merger, NTN and Brooklyn may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of NTN and Brooklyn to make acquisitions, subject to certain exceptions relating to fiduciary duties, or to complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties and, with respect to NTN, other than the asset sale. Any such transactions could be favorable to such party’s securityholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative acquisition proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit NTN and Brooklyn from soliciting alternative acquisition proposals or cooperating with persons making unsolicited acquisition proposals, except in limited circumstances where the board of directors of NTN and the board of managers of Brooklyn, as applicable, determines in good faith that an unsolicited alternative acquisition proposal is or is reasonably likely to lead to a superior offer and that failure to cooperate with the proponent of that proposal would reasonably be likely to be inconsistent with the board’s fiduciary duties.

Because the lack of a public market for Brooklyn’s securities makes it difficult to evaluate the value of such securities, the members of Brooklyn may receive shares of NTN common stock in the Merger that have a value that is less than, or greater than, the fair market value of Brooklyn’s securities and/or NTN may pay more than the fair market value of Brooklyn’s securities.

The outstanding securities of Brooklyn are privately held and not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Brooklyn. Because the percentage of NTN common stock to be issued to Brooklyn members was determined based on negotiations between NTN and Brooklyn, it is possible that the value of NTN common stock to be received by Brooklyn members in the Merger will be less than the fair market value of Brooklyn, or NTN may pay more than the aggregate fair market value for Brooklyn.

Litigation relating to the Merger could require NTN, Brooklyn or the combined company to incur significant costs and suffer management distraction and could delay or enjoin the Merger.

NTN and Brooklyn could be subject to demands or litigation relating to the Merger, whether or not the Merger is consummated. In the past, securities class action or shareholder derivative litigation often follows certain significant business transactions, such as the announcement of a merger. Such actions may create uncertainty relating to the Merger, or delay or enjoin the Merger. The combined company may become involved in this type of litigation before or after the closing of the Merger. Litigation is often expensive and diverts management’s attention and resources, which could adversely affect NTN’s, Brooklyn’s or the combined company’s business. Insurance may not be sufficient to cover all costs or damages related to this type of litigation.

The ownership of the combined company common stock is expected to be concentrated, which may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company stock price to decline.

Executive officers and directors of the combined company and their affiliates are expected to beneficially own or control approximately 39.7% of the outstanding shares of the combined company common stock immediately following the effective time of the Merger on a fully diluted basis (assuming Brooklyn’s members immediately prior to the effective time of the Merger and Maxim own 94.08% of the outstanding common stock of NTN immediately following the effective time of the Merger on a fully diluted basis). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined company, even if such a change of control would benefit the other stockholders of the combined company. The significant concentration of stock ownership may adversely affect the trading price of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

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A Brooklyn member will recognize taxable gain upon the exchange of Brooklyn membership interests in the Merger if and to the extent that (i) the aggregate amount of Brooklyn liabilities attributable to the membership interests exchanged by the Brooklyn member exceeds (ii) the Brooklyn member’s aggregate tax basis in the Brooklyn membership interests exchanged by such Brooklyn member.

Under applicable federal income tax laws, Brooklyn liabilities that are treated as recourse liabilities for U.S. federal income tax purposes are generally allocated to those Brooklyn members that are treated as bearing the economic risk of loss with respect to the recourse liabilities and Brooklyn liabilities treated as nonrecourse liabilities for U.S. federal income tax purposes are generally allocated to the Brooklyn members based on their respective percentage interests. A Brooklyn member will generally be treated as bearing the economic risk of loss with respect to a Brooklyn recourse liability to the extent that either (i) the Brooklyn member (or a related person) made a nonrecourse loan to Brooklyn and the economic risk of loss for the liability is not borne by another Brooklyn member or (ii) the Brooklyn member (or a related person) guaranteed such liability. Under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in a transaction described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. As a result of the transactions, the Brooklyn liabilities allocated to the Brooklyn members will be assumed by NTN. Accordingly, a Brooklyn member that, for tax purposes, has been allocated Brooklyn liabilities will recognize taxable gain upon the exchange of Brooklyn membership interests in the Merger if and to the extent that (i) the aggregate amount of Brooklyn recourse and nonrecourse liabilities attributable to the membership interests exchanged by the Brooklyn member exceeds (ii) the Brooklyn member’s aggregate tax basis in the Brooklyn membership interests exchanged by such Brooklyn member.

Risks Related to the Asset Sale

While the Asset Sale is pending, it creates unknown impacts on NTN’s future which could materially and adversely affect its business, financial condition and results of operations.

While the Asset Sale is pending, it creates unknown impacts on NTN’s future. Therefore, NTN’s current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with NTN pending consummation of the Asset Sale. The occurrence of these events individually or in combination could materially and adversely affect NTN’s business, financial condition and results of operations.

The failure to consummate the Asset Sale may materially and adversely affect NTN’s business, financial condition and results of operations.

The Asset Sale is subject to various closing conditions including stockholder approval of the Asset Sale Proposal as required under applicable law. NTN cannot control these conditions and cannot assure you that they will be satisfied. If the Asset Sale is not consummated, NTN may be subject to a number of risks, including the following:

●	NTN may not satisfy the closing condition in the Merger Agreement that the deficit in NTN’s net cash not exceed $3.0 million;

●	NTN may not be able to identify an alternate transaction, or if an alternate transaction is identified, such alternate transaction may not result in terms as favorable to NTN as compared to the terms of the Asset Sale;

●	the trading price of NTN common stock may decline to the extent that the current market price reflects a market assumption that the Asset Sale will be consummated;

●	NTN’s expenses related to the Asset Sale, such as legal, accounting and financial advisor fees, must be paid even if the Asset Sale is not completed; and

●	NTN’s relationships with its customers, suppliers and employers may be negatively impacted which may harm its business.

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The occurrence of any of these events individually or in combination could materially and adversely affect NTN’s business, financial condition and results of operations, which could cause the market value of NTN common stock to decline.

In addition, if the Asset Sale does not close and the Merger does close, the aggregate ownership percentage of the combined company by NTN stockholders will likely decrease due to an increase in the deficit of NTN’s net cash as a result of not receiving the $2.0 million in the Asset Sale.

Failure to complete the Asset Sale may result in NTN paying a termination fee to eGames.com.

If the Asset Sale is not completed and the Asset Purchase Agreement is terminated under certain circumstances, NTN may be required to pay eGames.com a termination fee of $250,000. Even if a termination fee is not payable in connection with a termination of the Asset Purchase Agreement, NTN will have incurred significant legal, financial, advisory, accounting, audit and other general operating expenses, which must be paid whether or not the Asset Sale is completed.

Certain of the officers and directors of NTN have interests in the Asset Sale that are different from the stockholders of NTN and that may influence them to support or approve the Asset Sale without regard to the interests of the stockholders of NTN.

Certain officers and directors of NTN participate in arrangements that provide them with interests in the Asset Sale that are different from the interests of the stockholders of NTN including, among others, change-in-control benefits and the acceleration of vesting of equity awards. These interests, among others, may influence the officers and directors of NTN to support or approve the Asset Sale. For more information concerning the interests of NTN officers and directors, see the section entitled “The Asset Sale—Interests of NTN Directors and Executive Officers in the Asset Sale.”

Risks Related to Brooklyn’s Business, Financial Position and Capital Requirements

In this section, and all other sections of the risk factors that follow discussing risks relating to Brooklyn’s business, “our”, “we”, “Company” or “Brooklyn” refers to Brooklyn ImmunoTherapeutics LLC

We face business disruption and related risks resulting from the recent pandemic of the novel coronavirus (COVID-19), which could have a material adverse effect on our business plan.

The development of our product candidates could be disrupted and materially adversely affected by the recent outbreak of COVID-19. As a result of measures imposed by the governments in affected regions, businesses and schools have been suspended due to quarantines intended to contain this outbreak. The spread of SARS CoV-2 from China to other countries has resulted in the Director General of the World Health Organization declaring COVID-19 a pandemic on March 11, 2020. We are still assessing our business plans and the impact COVID-19 may have on our ability to conduct or the timeline of our clinical trials and the clinical trials being undertaken by investigators, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally. The extent to which the COVID-19 pandemic and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic.

The patients in our clinical trials have conditions that make them especially vulnerable to COVID-19, and as a result we have seen slowdowns in enrollment in our clinical trials. While the INSPIRE study is fully populated, our other clinical studies may see significant delays as a result of the pandemic.

IRX-2 is a therapy based on interleukin-2, or IL-2, a type of cytokine signaling molecule in the immune system. While many of the mechanisms of action of COVID-19 are still unknown, there is evidence that for some patients, severe COVID-19 may result in “cytokine storm syndrome”, in which the body releases cytokines into the body too quickly, creating symptoms such as high fever, inflammation, severe fatigue and nausea, and can lead to severe or life-threatening symptoms.

On June 10, 2020, a letter was published in the Journal of Medical Virology submitted by Wen Luo, Jia-Wen Zhang, Wei Zhang, Yuan-Long Lin and Qi Wang, supported by grants from the State Key Laboratory of Veterinary Technology, Harbin Veterinary Research Institute. The letter stated that, based on a review of 25 patients admitted to ICU with a confirmed infection of COVID-19, cytokine storm of a number of interleukins, including IL-2, was absent. The letter therefore suggested that the severity of COVID-19 symptoms is not directly associated with circulating levels of IL-2. However, there can be no assurance that further study will bear this out or that patients treated with IRX-2, who are already at higher risk for COVID-19 due to their underlying diagnosis, will not be adversely affected.

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We have a limited operating history and have never generated any product revenue.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were formed on September 27, 2018, for the purpose of consummating a business combination with IRX Therapeutics, Inc., which business combination was consummated on November 6, 2018. Since inception, we have incurred significant net losses. As of September 30, 2020, we had an accumulated deficit of approximately $16.0 million. Since inception, we have financed our operations with approximately $23 million in capital contributions from the beneficial holders of our Class A membership interests.

Our ability to generate product revenue and become profitable depends upon our ability to successfully complete the development of, and obtain the necessary regulatory approvals for, our product candidates in development, including IRX-2. We have never been profitable, have no products approved for commercial sale, and have not generated any product revenue.

Even if we receive regulatory approval for any of IRX-2 or any future product candidates (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exclusively license certain technology from Novellus), we do not know when or if such product candidate will generate product revenue. Our ability to generate product revenue depends on a number of factors, including, but not limited to, our ability to:

●	successfully complete pre-clinical studies and clinical trials deemed adequate by regulatory authorities and obtain and maintain regulatory approval for the marketing of our product candidates;

●	add operational, financial and management information systems personnel, including personnel to support its clinical, manufacturing and planned future commercialization efforts and operations as a public company;

●	conduct internal manufacturing meeting specifications and in compliance with applicable good clinical manufacturing practices (“cGMP”)

●	establish or maintain collaborations, licensing or other arrangements;

●	initiate and continue relationships with third-party suppliers and manufacturers or continue to further develop our own manufacturing capabilities and have commercial quantities of our product candidates manufactured at acceptable cost and quality levels and in compliance with the FDA and other regulatory requirements;

●	launch commercial sales of our products, whether alone or in collaboration with others, including establishing sales, marketing and distribution systems for its product candidates;

●	set an acceptable price for any approved product candidates and obtain coverage and adequate reimbursement from third-party payors;

●	achieve market acceptance of our products in the medical community and with third-party payors and consumers; and

●	maintain, expand and protect our intellectual property portfolio.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses, or when or if, it will be able to achieve or maintain profitability. Neither will be able to predict the state of market competition which would adversely affect our potential revenues from product sales. Our expenses could increase beyond expectations if we are required by the FDA or comparable non-U.S. regulatory authorities to perform studies or clinical trials in addition to those that we currently anticipate. Even if any of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with their commercial launch. If we cannot successfully execute any one of the foregoing, our business may not succeed, and your investment will be negatively impacted.

We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or fail to become commercially viable. We have never generated any product revenue, and we cannot estimate with precision the extent of our future losses. We do not currently have any products that are available for commercial sale and we may never generate product revenue or achieve profitability.

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We expect to continue to incur substantial and increasing losses through the commercialization of IRX - 2 or any other product candidate we may acquire or in-license, if approved. None of our product candidates have been approved for marketing anywhere in the world, and we may never receive such approval. As a result, we are uncertain when or if we will achieve profitability and, if so, whether we will be able to sustain it. Our ability to generate product revenue and achieve profitability is dependent on our ability to complete the development of our product candidates, obtain necessary regulatory approvals for such product candidates, and manufacture and successfully market our product candidates alone or in collaboration with others. There can be no assurance that we will be profitable even if we successfully commercialize IRX - 2 or any other product candidate we may acquire or in-license (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exclusively license certain technology from Novellus). If we do successfully obtain regulatory approval to market any of our product candidates, our revenue will be dependent upon, in part and among other things, the size of the markets in the territories for which we gain regulatory approval, the number of competitors in such markets, the accepted price for any such product candidate and whether we own the commercial rights for those territories. If the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of any of our product candidates, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable may adversely impact the market price of the common stock and our ability to raise capital and continue operations.

We expect that our research and development expenses in connection with our development programs for product candidate will continue to be significant. In addition, as we prepare for and if we obtain regulatory approval for any of our product candidates, we expect to incur increased sales, marketing and manufacturing expenses. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses have harmed and will continue to harm our results of operations, financial position and working capital.

Our business is heavily dependent on the successful development, regulatory approval and commercialization of our product candidate.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures will be devoted to the continued clinical evaluation of our lead product candidate, IRX-2, and the monotherapy and combination studies related thereto and the commercialization of such product candidates following regulatory approval, if received, as well as the continued clinical and preclinical evaluation of any IRX-2 and any other product we may acquire or in-license (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exlusively license certain technology from Novellus). Accordingly, our business currently depends heavily on the successful completion of our clinical trials for its product candidates and subsequent regulatory approval and commercialization of such product candidate.

We cannot be certain that IRX - 2 or any other product candidate we may acquire or in-license (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exclusively license certain technology from Novellus) will receive regulatory approval or be successfully commercialized even if it receives regulatory approval. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of products are, and will remain, subject to extensive regulation by the FDA and other regulatory authorities in the United States and in other countries that each have differing regulations. We are not permitted to market IRX - 2 or any other product candidate we may acquire or in-license in the United States (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exclusively license certain technology from Novellus) until we receive approval of a new drug application, or NDA, or Biologic License Application, or BLA or in any foreign country until it receives the requisite approvals from the appropriate authorities in such countries for marketing authorization. In addition, we have not yet demonstrated our ability to complete later-stage or pivotal clinical trials for any of our product candidates.

We have not submitted an NDA or BLA for IRX-2 to the FDA or any comparable application to any other regulatory authority. Obtaining approval of an NDA or BLA or similar regulatory approval is an extensive, lengthy, expensive and inherently uncertain process, and the FDA or other foreign regulatory authorities may delay, limit or deny approval of any of our product candidates for many reasons, including:

●	We may not be able to demonstrate that any IRX-2 is safe or effective as a treatment for any of our currently targeted indications to the satisfaction of the FDA or other relevant regulatory authorities;

●	the relevant regulatory authorities may require additional pre-approval studies or clinical trials which would increase our costs and prolong its development timelines or could grant conditional approval with a requirement to perform additional studies at a significant cost;

●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or other relevant regulatory authorities for marketing approval;

●	the FDA or other relevant regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including the design of its future pivotal Phase 3 clinical trials;

●	CROs that we may retain to conduct clinical trials may take actions outside of our control, or otherwise commit errors or violations of protocols, that adversely impact our clinical trials and ability to obtain market approvals;

●	the FDA or other relevant regulatory authorities may not find the data from nonclinical studies or clinical trials sufficient to demonstrate that the clinical and other benefits of these products outweigh their safety risks;

●	the FDA or other relevant regulatory authorities may disagree with our interpretation of data or significance of results from the nonclinical studies and clinical trials of IRX - 2 or any other product candidate we may acquire or in-license or may require that it conduct additional studies;

●	the FDA or other relevant regulatory authorities may not accept data generated from our clinical trial sites;

●	if our NDA or other foreign application is reviewed by an advisory committee, the FDA or other relevant regulatory authority, as the case may be, may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of such application or may recommend that the FDA or other relevant regulatory authority, as the case may be, require, as a condition of approval, additional nonclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

●	the FDA or other relevant regulatory authorities may require development of a Risk Evaluation and Mitigation Strategy (REMS) , or its equivalent, as a condition of approval;

●	the FDA or other relevant regulatory authorities may require additional post-marketing studies and/or a patient registry, which would be costly;

●	the FDA or other relevant regulatory authorities may find the chemistry, manufacturing and controls data insufficient to support the quality of IRX - 2 or any other product candidate we may acquire or in-license;

●	the FDA or other relevant regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturer or our own manufacturing processes or facilities; or

●	the FDA or other relevant regulatory authorities may change their approval policies or adopt new regulations.

Even if we do receive regulatory approval to market any product candidate, any such approval may be subject to limitations on the indicated uses or patient populations for which it may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund its development programs, we cannot assure you that IRX - 2 or any other product candidate we may acquire or in-license (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exclusively license certain technology from Novellus) will be successfully developed or commercialized.

In addition, because IRX-2 targets one or more indications in the medical oncology field, if IRX-2 or any other product candidate we may develop or in-license, encounter safety or efficacy problems, developmental delays, regulatory issues, supply issues, or other problems, our development plans for the affected product candidate and some or all of our other product candidates could be significantly harmed, which would harm its business. Further, competitors who are developing products in the oncology field or that target the same indications as us with products that have a similar mechanism of action may experience problems with its products that could identify problems that would potentially harm our business.

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Clinical studies required for our product candidates are expensive and time-consuming, and their outcome is uncertain.

In order to obtain FDA approval to market a new pharmaceutical product, we must demonstrate proof of safety and efficacy of the product in humans. To meet these requirements, we must conduct “adequate and well controlled” clinical studies. Conducting clinical studies is a lengthy, time-consuming, and expensive process. The length of time may vary substantially according to the type, complexity, novelty, and intended use of the product candidate, and often can be several years or more per study. Delays associated with products for which we are directly conducting clinical studies may cause them to incur additional operating expenses. The commencement and rate of completion of clinical studies may be delayed by many factors, including, for example: inability to manufacture sufficient quantities of stable and qualified materials under cGMP, for use in clinical studies; slower than expected rates of patient recruitment; failure to recruit a sufficient number of patients; modification of clinical study protocols; changes in regulatory requirements for clinical studies; the lack of effectiveness during clinical studies; the emergence of unforeseen safety issues; delays, suspension, or termination of the clinical studies due to the IRB responsible for overseeing the study at a particular study site; and government or regulatory delays or “clinical holds” requiring suspension or termination of the studies.

The results from early clinical studies are not necessarily predictive of results obtained in later clinical studies. Accordingly, even if we obtain positive results from early clinical studies, future clinical studies may not have the same positive results. Clinical studies may not demonstrate sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates.

In some cases, IRX-2 and any other product we may acquire or in-license (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exclusively license certain technology from Novellus) may be expected to be used in combination with approved therapies that may have significant adverse event profiles. During the course of treatment, these patients could suffer adverse medical events or die for reasons that may or may not be related to our product candidates. We cannot ensure that safety issues will not arise with respect to our product candidates in clinical development. In addition, several of our studies involving IRX-2 involve IRX-2 being studied in conjunction with current preferred treatments for certain types of cancer, including head and neck cancers. If the drugs being studied in conjunction with IRX-2 are found to be faulty in any way, or if they fall out of favor as a preferred treatment, our clinical studies may be adversely effected, as we may have to restart such studies with the newer, preferred treatment in conjunction with IRX-2.

The failure of clinical studies to demonstrate safety and effectiveness for the desired indications could harm the development of that product candidate and other product candidates. This failure could cause us to abandon a product candidate and could delay development of other product candidates. Any delay in, or termination of, our clinical studies would delay the filing of its NDAs with the FDA and, ultimately, our ability to commercialize its product candidates and generate product revenues. Any change in, or termination of, our clinical studies could materially harm our business, financial condition, and results of operations.

We are subject to extensive and costly government regulation.

Product candidates employing medical technology are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services, the United States Department of Justice, state and local governments, and their respective foreign equivalents. The FDA regulates the research, development, preclinical and nonclinical testing and clinical studies, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import, and export of biopharmaceutical products. Each new chemical entity presented to the FDA must first be preceded by an Investigational New Drug Application, or IND. The FDA regulates small molecule chemical entities as drugs, subject to an NDA under the FDCA. The FDA applies the same standard for biologics, requiring a BLA prior to licensure. Other products, such as vaccines, are also regulated under the Public Health Service Act. FDA has conflated the standards for approval of NDAs and BLAs so that it requires the same types of information on safety, effectiveness, and chemistry, manufacturing, and controls, or CMCs. If products employing our technologies are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not they have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding United States regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling our products. The regulatory review and approval process, which includes preclinical and nonclinical testing and clinical studies of each product candidate, is lengthy, expensive, and uncertain. we or our collaborators must obtain and maintain regulatory authorization to conduct clinical studies. We or our collaborators must obtain regulatory approval for each product it intends to market, and the manufacturing facilities used for the products must be inspected and meet legal requirements. Securing regulatory approval requires the submission of extensive preclinical, nonclinical and clinical data and other supporting information for each proposed therapeutic indication in order to establish the product’s safety and efficacy, and in the case of biologics also potency and purity, for each intended use. The development and approval process takes many years, requires substantial resources, and may never lead to the approval of a product.

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Even if we are able to obtain regulatory approval for a particular product, the approval may limit the indicated medical uses for the product, may otherwise limit our ability to promote, sell, and distribute the product, may require that we conduct costly post-marketing surveillance, and/or may require that we conduct ongoing post-marketing studies. Material changes to an approved product, such as, for example, manufacturing changes or revised labeling, may require further regulatory review and approval. Once obtained, any approvals may be withdrawn, including, for example, if there is a later discovery of previously unknown problems with the product, such as a previously unknown safety issue.

If we, our collaborators, or our contract manufacturing organizations, or CMOs, fail to comply with applicable regulatory requirements at any stage during the regulatory process, such noncompliance could result in, among other things delays in the approval of applications or supplements to approved applications; refusal of a regulatory authority, including the FDA, to review pending market approval applications or supplements to approved applications; warning letters; fines; import and/or export restrictions; product recalls or seizures; injunctions; total or partial suspension of production; civil penalties; withdrawals of previously approved marketing applications or licenses; recommendations by the FDA or other regulatory authorities against governmental contracts; and/or criminal prosecutions.

We do not have, and may never obtain, the regulatory approvals we need to market our product candidates.

Following completion of clinical studies, the results are evaluated and, depending on the outcome, submitted to the FDA in the form of an NDA or BLA in order to obtain FDA approval of the product and authorization to commence commercial marketing. In responding to an NDA, the FDA may require additional testing or information, may require that the product labeling be modified, may impose post-approval study and other commitments or reporting requirements or other restrictions on product distribution, or may deny the application. The FDA has established performance goals for review of NDAs or BLAs: six months for priority applications and ten months for standard applications. However, the FDA is not required to complete its review within these time periods. The timing of final FDA review and action varies greatly but can take years in some cases and may involve the input of an FDA advisory committee of outside experts. Product sales in the United States may commence only when an NDA or BLA is approved.

It is possible that none of our product candidates will be approved for marketing. Failure to obtain regulatory approvals, or delays in obtaining regulatory approvals, may adversely affect the successful commercialization of any drugs or biologics that Brooklyn or its partners develop, may impose additional costs on us or our collaborators, may diminish any competitive advantages that us or our partners may attain, and/or may adversely affect our receipt of revenues or royalties.

Any fast track designation or grant of priority review status by the FDA may not actually lead to a faster development or regulatory review or approval process, nor will it assure FDA approval of our product candidates. Additionally, our product candidates may treat indications that do not qualify for priority review vouchers.

Our drug candidate, IRX-2, has received fast track designation in head and neck cancers. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. If a product candidate offers major advances in treatment, the FDA may designate it eligible for a priority review. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for these designations, we cannot assure you that the FDA would decide to grant them. We may also seek fast track designation for IRX-2 in the other indications or for future products we may seek to develop. Even if we are granted fast track designation or priority review, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may also withdraw fast track designation if it believes that the designation is no longer supported by data from Brooklyn’s clinical development program.

Even if we are able to commercialize any product candidate that we may develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.

The commercial success of our current or future product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of its product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities (such as Medicare and Medicaid), private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, Brooklyn may not be able to successfully commercialize its products. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish and maintain pricing sufficient to realize a meaningful return on its investment.

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There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues it is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize our product candidate will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable non-U.S. regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the drug and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we may commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we obtain marketing approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Gene editing product candidates we may develop based on our option agreements with Novellus are based on new technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if we are able to obtain such approval.

Gene editing technology is relatively new, and only a few products based on such technology have been approved in the U.S. or the E.U. to date, and only a limited number of clinical trials of product candidates based on gene-editing technologies have been commenced. As such, it is difficult to accurately predict the developmental challenges we may incur if we exclusively license the technology from Novellus, as they proceed through product discovery or identification, preclinical studies and clinical trials. There may be long-term effects from treatment with any such product candidates that we may develop that we cannot predict at this time. Any product candidates we may develop may interact with genetic material (RNA/DNA) and because animal genetic materials differ from human genetic material, past testing of any such product candidates in animal models may not be predictive of results in human clinical trials for safety or efficacy. As a result of these factors, it is more difficult to predict the time and cost of such product candidate development, and we cannot predict whether the application of gene editing technology, or other similar or competitive gene editing technologies, will result in the identification, development and regulatory approval of any products. There can be no assurance that any development problems we may experience related to such gene editing technology or any of our research programs that use such technology will not cause significant delays or anticipated costs, or that such development problems can be solved. Any of these factors may prevent us from completing preclinical studies or clinical trials based on such technology or the from commercializing any such product candidates on a timely or profitable basis, if at all.

The clinical trial requirements of the FDA, the EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. Only a few products based on gene-editing technologies have been approved by regulators to date. As a result, the regulatory approval process for product candidates using such technology is uncertain and may be more expensive and take longer than the approval process for product candidates based on other, better known or more extensively studied technologies. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for product candidates using this technology in either the United States or the E.U. or how long it will take to commercialize any product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects may be harmed.

The FDA, NIH and EMA have demonstrated caution in their regulation of gene therapy treatments, and ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of such products, which may be difficult to predict.

The FDA, NIH and EMA have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the federal and state level in the United States, as well as the U.S. congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization any such product candidates we may seek to develop if we exercise our option agreements with Novellus.

Regulatory requirements in the United States and in other jurisdictions governing gene therapy products have changed frequently and may continue to change in the future. In January 2020, the FDA issued several new guidance documents on gene therapy products. The FDA established the Office of Tissues and Advanced Therapies within its Center for Biologics Evaluation and Research to consolidate the review of gene therapy and related products, and established the Cellular, Tissue and Gene Therapies Advisory Committee to advise this review. In addition to the government regulators, the IBC and IRB of each institution at which we conduct clinical trials of our product candidates, or a central IRB if appropriate, would need to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. Similarly, the EMA governs the development of gene therapies in the EU and may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of any product candidates we may develop if we exercise our option agreements with Novellus or lead to significant post-approval limitations or restrictions. As we advance any such product candidates, we will be required to consult with these regulatory agencies and committees and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our or our collaborators’ ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

We may be unable to successfully scale up manufacturing of IRX-2 in sufficient quality and quantity, which may delay or prevent us from commercializing the product even if approved for marketing by the FDA or other regulatory agencies.

In order to commercialize IRX -2 or any other product candidate we may acquire or in-license (including any products that may be developed from the licensed technology if Brooklyn exercises its option to exclusively license certain technology from Novellus), we will need to manufacture them in large quantities. Currently, we manufacture the active pharmaceutical ingredient for IRX-2 before it is sent to a finishing manufacturer. We are planning to increase the capacity of our proprietary facility to produce commercial quantities of IRX-2, if approved, and we are currently exploring options for implementing scale-up activities in anticipation of study completion and submitting applications for marketing approval, if supported by study data. However, we may be unable to successfully increase manufacturing capability in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities.

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Further, in order to release product and demonstrate stability of product candidates for future commercial use, our analytical methods must be validated in accordance with regulatory guidelines. We may not be able to successfully validate, or maintain validation of, its analytical methods during scale-up or demonstrate adequate purity, stability or comparability of the biological product candidates in a timely or cost-effective manner, or at all. Even if we believe our manufacturing processes meet all of the regulatory manufacturing requirements, the FDA will review those processes and the manufacturing facility as part of the review of any future NDA or BLA for IRX-2, if submitted after completion of the INSPIRE trial. If we are unable to successfully scale up the manufacture of IRX-2 in sufficient quality and quantity, or if we encounter validation issues, the development, testing, and clinical trials of future product candidates, may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product, including IRX-2, may be delayed or may not be successfully achieved.

We will require substantial additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of any of our product candidates.

Brooklyn expects to spend substantial capital to complete the development of, seek regulatory approvals for and commercialize IRX-2 as well as any of other product candidate it may develop. We will require additional capital to complete the development and potential commercialization of our product candidates. Because the length of time and activities associated with successful development of our product candidates are highly uncertain, we are unable to estimate with certainty the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

●	the timing, progress, costs and results of our Phase 2b INSPIRE clinical monotherapy study for the treatment of squamous cell cancer of the head and neck;

●	the costs of any other clinical trials we may initiate, including the costs to conduct the study and to produce the supply of IRX-2 that may be required for our own studies or for investigator-sponsored studies;

●	the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

●	the cost of filing, prosecuting, defending and enforcing its patent claims and other intellectual property rights;

●	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against it or any of its current or future product candidates;

●	the effect of competing market developments;

●	the cost and timing of completion of commercial-scale manufacturing activities;

●	the cost of establishing sales, marketing and distribution capabilities for our products in regions where we choose to commercialize our products on our own; and

●	the initiation, progress, timing and results of the commercialization of our product candidates, if approved for commercial sale.

Based on currently available information and our ongoing operations, we believe that our existing cash, inclusive of the funding committed by certain beneficial holders of Brooklyn’s Class A membership interests will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least the first quarter of 2022. This estimate is based on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We cannot be certain that additional capital will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of any product candidate, or potentially discontinue operations altogether. In addition, attempting to secure additional capital may divert the time and attention of our management from day-to-day activities and harm its product candidate development efforts. Because of the numerous risks and uncertainties associated with the development and potential commercialization of its product candidates, we are unable to estimate the amounts of increased capital outlays, operating expenditures and capital requirements associated with its current product development programs.

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Raising additional funds by issuing equity securities may cause dilution to existing holders, raising additional funds through debt financings may involve restrictive covenants, and raising funds through lending and licensing arrangements may restrict our operations or require us to relinquish proprietary rights.

We expect that significant additional capital will be needed in the future to continue our planned operations. Until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, strategic alliances and license and development agreements or other collaborations. To the extent that we raise additional capital by issuing equity securities, existing stockholder ownership may experience substantial dilution, and the securities may include preferred shares with liquidation or other preferences that could harm the rights of a common stockholder.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate its product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market themselves.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive pharmaceuticals industry depends in large part upon its ability to attract highly qualified managerial, scientific and medical personnel. In order to induce valuable employees to remain with us, we intend to provide employees with stock options that vest over time. The value to employees of stock options that vest over time will be significantly affected by movements in the price of the common stock that it will not be able to control and may at any time be insufficient to counteract more lucrative offers from other companies.

Our management team has expertise in many different aspects of drug development. However, we will need to hire additional personnel as we continue to develop our drug candidates. Competition for skilled personnel in the pharmaceutical industry is intense and competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. Despite our efforts to retain valuable employees, members of our management, scientific and medical teams may terminate their employment with us on short notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Other pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. Other pharmaceutical companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Brooklyn has to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can develop and commercialize product candidates would be limited.

We or our affiliates’ employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors or potential collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our results of operations.

We are exposed to the risk that its or its affiliates’ employees and contractors, including any prospective or current principal investigators, CROs, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA or other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing and the FDA’s Good Clinical Practice, or GCP, or current Good Manufacturing Practice, or cGMP, standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing, bribery, corruption, antitrust violations and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements.

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Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our nonclinical studies or clinical trials or illegal misappropriation of drug product, which could result in data being eliminated from the final analysis of studies, regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee or third-party misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting them from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person, including any person who may have engaged in any fraud or misconduct, or government agency could allege such fraud or other misconduct, even if none occurred. Furthermore, we rely on our CROs and clinical trial sites to adequately report data from its ongoing clinical trials. For example, any failure by such parties to adequately report safety events to us in a timely manner from any such trials may also affect the approvability of our product candidates or cause delays and disruptions for the approval of any of our product candidates, if at all. If we or our affiliates’ employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers or other vendors are alleged or found to be in violation of any such regulatory standards or requirements, or become subject to a corporate integrity agreement or similar agreement and curtailment of our operations, it could have a significant impact on our business and financial results, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, suspension or delay in Brooklyn’s clinical trials, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or formulary and pharmacy benefit management programs, FDA debarment, contractual damages, reputational harm, diminished profits and future earnings, and additional reporting requirements and oversight, any of which could harm our ability to operate our business and results of operations.

We may not be successful in our efforts to identify and acquire or in-license additional product candidates, or to enter into collaborations or strategic alliances for the development and commercialization of any such future product candidates.

We may seek to identify and acquire or in-license novel product candidates in the oncology field. The process by which we identify product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

●	potential product candidates may, upon further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance;

●	potential product candidates may not be effective in treating their targeted diseases; or

●	the acquisition or in-licensing transactions can entail numerous operational and functional risks, including exposure to unknown liabilities, disruption of our business, or incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected acquisition or integration costs.

We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. We also cannot be certain that, following an acquisition or in-licensing transaction, we will achieve the revenue or specific net income that justifies such transaction. Further, time and resources spent identifying, acquiring and developing potential product candidates may distract management’s attention from our primary business or other development programs. If we are unable to identify and acquire suitable product candidates for clinical development, this would adversely impact our business strategy, financial position and share price.

In the future, we may also decide to collaborate with other pharmaceutical companies for the development and potential commercialization of our product candidates in the United States or other countries or territories of the world. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for its product candidates because such product candidates may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

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International expansion of our business exposes us to business, legal, regulatory, political, operational, financial and economic risks associated with conducting business outside of the United States.

Part of our business strategy involves potential expansion internationally with third-party collaborators to seek regulatory approval for our product candidates outside the United States. Doing business internationally involves a number of risks, including but not limited to:

●	multiple conflicting and changing laws and regulations such as tax laws, export and import restrictions, employment laws, anti-bribery and anti-corruption laws, regulatory requirements and other governmental approvals, permits and licenses;

●	failure by us or our collaborators to obtain appropriate licenses or regulatory approvals for the sale or use of IRX-2 or any other product candidate we may acquire or in license. if approved, due to differing regulations promulgated by diverse countries;

●	difficulties in managing foreign operations;

●	complexities associated with managing multiple payor-reimbursement regimes or self-pay systems;

●	financial risks, such as longer payment cycles, difficulty enforcing contracts and collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;

●	reduced protection for intellectual property rights;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

●	failure to comply with the United States Foreign Corrupt Practices Act, or FCPA, including its books and records provisions and its anti-bribery provisions, the United Kingdom Bribery Act 2010, or U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions, for example by failing to maintain accurate information and control over sales or distributors’ activities.

Any of these risks, if encountered, could significantly harm our future international expansion and operations and, consequently, negatively impact its financial condition, results of operations and cash flows.

Our business and operations would suffer in the event of system failures, cyber-attacks or a deficiency in our cyber-security.

Our computer systems, as well as those of various third parties on which it relies, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of its drug development programs. For example, the loss of nonclinical or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any product candidate could be delayed.

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If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our drug candidates.

We face a potential risk of product liability as a result of the clinical testing of our drug candidates and will face an even greater risk if we commercialize our drug candidates. For example, we may be sued if any product we develop or any materials that we use in our products allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our drug candidates;

●	injury to our reputation;

●	withdrawal of clinical trial participants;

●	costs to defend the related litigation;

●	a diversion of management’s time and its resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	the inability to commercialize our drug candidates; and

●	a decline in the value of the common stock.

Any inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We intend to obtain product liability insurance covering our clinical trials. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We may acquire businesses, assets or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional businesses, assets or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new delay or prevent it from realizing its expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

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Risks Related to the Discovery, Development and Regulatory Approval of Brooklyn’s Drug Candidates

We are substantially dependent on the success of our internal development programs and our product pipeline candidates may not successfully complete clinical trials, receive regulatory approval or be successfully commercialized.

Our future success will depend heavily on the success of our development of IRX-2 and any other product we may acquire, license or develop (including any products that may be developed from the licensed technology if Brooklyn exercises its option to license certain technology from Novellus). Our ability to successfully commercialize IRX-2 and any other product we may acquire, license or develop, will depend on, among other things, our ability to:

●	successfully complete preclinical studies and clinical trials;

●	receive regulatory approvals from the FDA, the EMA and other similar regulatory authorities;

●	establish and maintain collaborations with third parties for the development and/or commercialization of our product candidates, or otherwise build and maintain strong development, sales, distribution and marketing capabilities that are sufficient to develop products and launch commercial sales of any approved products;

●	obtain coverage and adequate reimbursement from payors such as government health care systems, pharmacy benefit managers, and insurance companies and achieve commercially attractive levels of pricing;

●	secure acceptance of our product candidates from physicians, health care payors, patients and the medical community;

●	produce, through a validated process, in manufacturing facilities inspected and approved by regulatory authorities, including the FDA, sufficiently large quantities of our product candidates to permit successful commercialization;

●	manage our spending as expenses increase due to government mandated post-approval clinical trials and commercialization; and

●	obtain and enforce sufficient intellectual property rights for any approved products and product candidates.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a new drug application, or NDA, or biologics licensing application, or BLA, to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market our product candidates, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that our product candidates will be successfully developed or commercialized. If we are unable to develop, or obtain regulatory approval for, or, if approved, to successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

Our product candidates and those of any collaborators will need to undergo preclinical and clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If preclinical or clinical trials of our or their product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and any other comparable regulatory authority, additional costs may be incurred or delays experienced in completing, the development of these product candidates, or their development may be abandoned.

The FDA in the United States, the EMA in the European Union and the European Economic Area, and other comparable regulatory authorities in other jurisdictions must approve new product candidates before they can be marketed, promoted or sold in those territories. While we have submitted an IND in the United States and comparable drug approval filings with certain foreign regulatory authorities, the timing of the filing of an NDA in the United States or comparable filing in other nations is unknown. We must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a specific indication before they can be approved for commercial distribution. We cannot be certain that our clinical trials for our product candidates will be successful or that any of our product candidates will receive approval from the FDA, the EMA or any other comparable regulatory authority.

Preclinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years and require significant expenditures to complete the preclinical studies and clinical trials necessary to commercialize a product candidate, and delays or failure are inherently unpredictable and can occur at any stage. We may also be required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we contemplate, which may lead to us incurring additional unplanned costs or result in delays in clinical development. In addition, we may be required to redesign or otherwise modify our plans with respect to an ongoing or planned clinical trial and changing the design of a clinical trial can be expensive and time consuming. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. An unfavorable outcome in one or more trials may require us to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for our product candidates. The FDA, EMA or any other comparable regulatory authority may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

In connection with clinical trials of our product candidates, we face a number of risks, including risks that:

●	a product candidate is ineffective or inferior to existing approved products for the same indications;

●	a product candidate causes or is associated with unacceptable toxicity or has unacceptable side effects;

●	patients may die or suffer adverse effects for reasons that may or may not be related to the product candidate being tested;

●	the results may not confirm the positive results of earlier trials;

●	the results may not meet the level of statistical significance required by the FDA, the EMA or other relevant regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval; and

●	our collaborators may be unable or unwilling to perform under their contracts.

Furthermore, we sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, the receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve milestones in the timeframes we expect, the commercialization of our product candidates may be delayed, we may not be entitled to receive certain contractual payments, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate as well as the completion of required follow-up periods. Patients may be unwilling to participate in our clinical trials because of negative publicity from adverse events related to novel therapeutic approaches, competitive clinical trials for similar patient populations, the existence of current treatments or for other reasons. Enrollment risks are heightened with respect to certain indications that we may target for one or more of our product candidates that may be rare diseases, which may limit the pool of patients that may be enrolled in our planned clinical trials. The timeline for recruiting patients, conducting trials and obtaining regulatory approval of our product candidates may be delayed, which could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with the required or desired characteristics, to complete our clinical trials in a timely manner. For example, due to the nature of the indications that we are initially targeting, patients with advanced disease progression may not be suitable candidates for treatment with our product candidates and may be ineligible for enrollment in our clinical trials. Therefore, early diagnosis in patients with our target diseases is critical to our success. Patient enrollment and trial completion is affected by factors including the:

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●	size of the patient population and process for identifying subjects;

●	design of the trial protocol;

●	eligibility and exclusion criteria;

●	safety profile, to date, of the product candidate under study;

●	perceived risks and benefits of the product candidate under study;

●	perceived risks and benefits of our approach to treatment of diseases;

●	availability of competing therapies and clinical trials;

●	severity of the disease under investigation;

●	degree of progression of the subject’s disease at the time of enrollment;

●	proximity and availability of clinical trial sites for prospective subjects;

●	ability to obtain and maintain subject consent;

●	risks that enrolled patients will drop out before completion of the trial;

●	patient referral services of physicians; and

●	ability to monitor subjects adequately during and after treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials.

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in the results of completed clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks. For example, results from the Phase 2b INSPIRE trial of IRX-2 may not be positive or replicated at clinical trial sites in a later stage clinical trial conducted by us or our collaborators. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute a clinical trial to support marketing approval.

Preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we, or any collaborators, believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA or comparable foreign regulatory authorities may disagree and may not grant marketing approval of our product candidates.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If we fail to receive positive results in clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our most advanced product candidates, and, correspondingly, our business and financial prospects would be negatively impacted.

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Our current or future product candidates may cause undesirable side effects or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, prevent their marketing approval, limit their commercial potential or result in significant negative consequences.

Undesirable or clinically unmanageable side effects could occur and cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or IRBs, or independent ethics committees at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may be required to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following consequences could occur:

●	regulatory authorities may withdraw their approval of the product or seize the product;

●	we, or any collaborators, may need to recall the product, or be required to change the way the product is administered or conduct additional clinical trials;

●	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

●	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

●	regulatory authorities may require the addition of labeling statements, such as a boxed warning or a contraindication;

●	we, or any collaborators, may be required to create a medication guide outlining the risks of the previously unidentified side effects for distribution to patients;

●	we, or any collaborators, could be sued and held liable for harm caused to patients;

●	the product may become less competitive; and

●	our reputation may suffer.

If any of our current or future product candidates fail to demonstrate safety and efficacy in clinical trials or do not gain marketing approval, we will not be able to generate revenue and our business will be harmed. Any of these events could harm our business and operations and could negatively impact the price of our common stock.

We may not be successful in our efforts to identify and acquire or in-license additional product candidates.

Although we intend to explore other therapeutic opportunities in addition to the product candidates that we are currently developing, we may fail to identify other product candidates for clinical development for a number of reasons. For example, our research methodology may not be successful in identifying potential product candidates or those we identify may be shown to have harmful side effects or other characteristics that make them unmarketable or unlikely to receive regulatory approval. Additional product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development. If we fail to identify and develop additional potential product candidates, we may be unable to grow our business and our results of operations could be materially harmed.

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We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization, and there can be no assurance that the products we focus on will succeed. Because we must decide where to focus our resources, we may forego or delay pursuit of opportunities with other product candidates or for other indications that may later prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

If we fail to maintain orphan drug exclusivity for IRX-2 or we fail to obtain or maintain such exclusivity for any future drug candidate we may license, our competitors may sell products to treat the same conditions, and our revenues would be significantly adversely affected.

We have been granted orphan drug designation for IRX-2 for head or neck cancer by the FDA. In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. The company that first obtains FDA approval for a designated orphan drug for a given rare disease receives marketing exclusivity for use of that drug for the stated disease or condition for a period of seven years, with an additional six months if for a pediatric indication. Orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective, a subsequent product is deemed clinically superior, or if the manufacturer is unable to deliver sufficient quantity of the drug.

In the E.U., the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the medicinal product. An EU orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Because the extent and scope of patent protection for IRX-2 may be particularly limited, orphan drug designation is especially important. We plan to rely on the orphan exclusivity period to maintain a competitive position. However, if we cannot maintain orphan exclusivity for our IRX-2, our competitors may then sell the same drug to treat the same condition and our revenues will be reduced. Also, without strong patent protection, competitors may sell a generic version upon the expiration of orphan exclusivity, if our patent position is not upheld.

Even if we obtain orphan drug designation for our future drug candidates, we may not fulfill the criteria for exclusivity, or we may not be the first to obtain marketing approval for any orphan indication. Further, even if we obtain orphan drug exclusivity for a particular product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a drug for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. The FDA can discontinue Orphan Drug exclusivity after it has been granted if the orphan drug cannot be manufactured in sufficient quantities to meet demand.

 Orphan Drug Designation and Fast Track Designation may not actually lead to a faster review process.

Under the Prescription Drug User Fee Act, the FDA has a goal of responding to NDAs or BLAs for new molecular entities within 10 months of the date that it is filed for standard review, but the timeframe is also often extended. We have in the past and we may in the future seek approval of IRX-2 or any other drug candidate we may acquire or license under programs designed to accelerate the FDA’s review and approval of NDAs or BLAs. For example, fast track designation is a process designed to facilitate the development and expedite the review of drugs to treat serious conditions that fill an unmet clinical need. The purpose is to get important new drugs to the patient earlier. In our case, IRX-2 has been granted fast track designation for the treatment of head and neck cancer. In the future, we may request fast track designation from the FDA for other diseases or for other drug candidates we may acquire or in-license, but we cannot assure that we will obtain such designations. Further, even if we obtain fast track designation, the designation does not guarantee FDA approval of any NDA or BLA that we file, that the development program or review timeline will ultimately be shorter than if we had not obtained the designations, or that the FDA will not request additional information, including requesting additional clinical studies (although potentially a post-marketing requirement), during its review. Any request for additional information or clinical data could delay the FDA’s timely review of any NDA or BLA that we submit.

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Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of our current and future product candidates in other jurisdictions.

Obtaining and maintaining marketing approval of our current and future product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. We do not have experience in obtaining reimbursement or pricing approvals in international markets. Further, pricing obtained in other jurisdictions may impact pricing realized in the United States and in other jurisdictions where the product is approved.

Obtaining marketing approvals and compliance with regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries outside of the United States. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and wastes generating in our manufacturing facility. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the use of hazardous materials, we could be held liable for any resulting damages, and the amount of the liability could exceed our resources. We could also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Risks Related to the Commercialization of Brooklyn’s Product Candidates and Other Regulatory Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any collaborators, will obtain marketing approval to commercialize a product candidate.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

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In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product commercially unviable.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authority. The FDA or other regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. For example, regulatory agencies may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. Regulators may approve a product candidate for a smaller patient population, a different drug formulation or a different manufacturing process, than we are seeking. If we are unable to obtain necessary regulatory approvals, or more limited regulatory approvals than we expect, our business, prospects, financial condition and results of operations may suffer.

Any delay in obtaining or failure to obtain required approvals could negatively impact our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact the price of our common stock.

We currently have no marketing, sales or distribution infrastructure with respect to our product candidates. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If one or more of our product candidates is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize that product candidate, or to outsource this function to a third party. There are risks involved with either establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services.

Recruiting and training an internal commercial organization is expensive and time consuming and could delay any product launch. Some or all of these costs may be incurred in advance of any approval of any of our product candidates. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, we may not be able to hire a sales force in the United States or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target.

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Factors that may inhibit our efforts to commercialize our product candidates on our own include:

●	the inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;

●	the lack of complementary treatments to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our product candidates.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and therefore may be small.

Cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy, immunotherapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We may initially seek approval of IRX-2 and any other product candidates we develop as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than we expect, or may change as we develop the product candidate (e.g., lower rates of smoking around the globe may lead to lower incidence levels of head and neck cancer at the time of approval). Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including use as first- or second-line therapy.

Even if we receive marketing approval of a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products, if approved.

Any marketing approvals that we receive for any current or future product candidate may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval of any product candidate, which could include requirements for a medication guide, physician education, development of communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import and export and record keeping for the product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include, among others, prohibitions on the promotion of an approved product for uses not included in the product’s approved labeling, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practice, or cGMP, and Good Clinical Practice, or GCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with any approved candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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●	restrictions on the labeling, distribution, marketing or manufacturing of the product, withdrawal of the product from the market, or product recalls;

●	untitled and warning letters, or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications we filed or suspension or revocation of license approvals;

●	requirements to conduct post-marketing studies or clinical trials;

●	restrictions on coverage by third-party payors;

●	fines, restitution or disgorgement of profits or revenues;

●	suspension or withdrawal of marketing approvals;

●	product seizure or detention, or refusal to permit the import or export of the product; and

●	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of a product. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive. We are currently developing therapeutics that will compete, if approved, with other products and therapies that currently exist, are being developed or will in the future be developed, some of which we may not currently be aware.

We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, such as traditional chemotherapy, as well as novel immunotherapies. Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidate we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

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Smaller and other early stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our product candidates obsolete, less competitive or not economical.

The commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, payors and others in the medical community.

We have never commercialized a product, and even if we obtain any regulatory approval for our product candidates, the commercial success of our product candidates will depend in part on the medical community, patients, and payors accepting our product candidates as effective, safe and cost-effective. Any product that we bring to the market may not gain market acceptance by physicians, patients, payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies.

The degree of market acceptance of these product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the potential efficacy and potential advantages over alternative treatments;

●	the frequency and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

●	the frequency and severity of any side effects resulting from follow-up requirements for the administration of our product candidates;

●	the relative convenience and ease of administration;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the strength of marketing and distribution support and timing of market introduction of competitive products;

●	formulary acceptance;

●	publicity concerning our products or competing products and treatments; and

●	sufficient third-party insurance coverage and adequate reimbursement.

Even if a product candidate displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product, if approved for commercial sale, will not be known until after it is launched. Our efforts to educate the medical community and payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable.

If the market opportunities for our product candidates are smaller than we believe they are, our product revenues may be adversely affected, and our business may suffer.

We currently focus our research and product development on treatments for oncology indications. Our understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. Patient identification efforts also influence the ability to address a patient population. If efforts in patient identification are unsuccessful or less impactful than anticipated, we may not address the entirety of the opportunity we are seeking.

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The insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by private payors, such as private health coverage insurers, health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health care programs, such as Medicare and Medicaid. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement is not available, or is available only at limited levels, we may not be able to successfully commercialize our product candidates, even if approved. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about coverage and reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as the CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to coverage and reimbursement for novel products such as ours, as there is no body of established practices and precedents for these new products. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is: (1) a covered benefit under its health plan; (2) safe, effective and medically necessary; (3) appropriate for the specific patient; (4) cost-effective; and (5) neither experimental nor investigational. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates. Patients are unlikely to use our product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our product candidates. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

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Outside the United States, certain countries, including a number of member states of the European Union, set prices and reimbursement for pharmaceutical products, or medicinal products, as they are commonly referred to in the European Union. These countries have broad discretion in setting prices and we cannot be sure that such prices and reimbursement will be acceptable to us or our collaborators. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for us or our collaborators, our revenues from sales by us or our collaborators, and the potential profitability of our drug products, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union. Additionally, some countries require approval of the sale price of a product before it can be lawfully marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some countries, we, or any collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. As a result, we might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of our product or be subject to price regulations that would delay our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country. Within the European Union, the establishment of lower pricing by one member-state may establish a pricing ceiling for the entirety of the European Union.

Moreover, efforts by governments and payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate reimbursement for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

IRX-2, and any other biological product we may acquire or in-license and for which we intend to seek approval, may face competition sooner than anticipated.

Our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. The Biologics Price Competition and Innovation Act of 2009, which was included in the Patient Protection and Affordable Care Act, or PPACA, authorized the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. Under the PPACA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biologic product or “reference product.” Manufacturers may not submit an application for a biosimilar to the FDA until four years following approval of the reference product, and the FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if IRX-2 or any other biological product we may acquire or license, if approved, are deemed to be reference products eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA or such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. Additionally, from time to time, there are proposals to repeal or modify the PPACA, including proposals that could significantly shorten the exclusivity period for biologics.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our product candidates that receive marketing approval, or such authorities do not grant such products appropriate periods of data exclusivity before approving generic versions of such products, the sales of such products could be adversely affected.

In the United States, manufacturers may seek approval of biosimilar versions of biologics approved by the FDA under a BLA through submission of abbreviated biologic license applications, or ABLAs. In support of an ABLA, a biosimilar manufacturer generally must show to the satisfaction of the FDA that its product is similar to the original biologic product. Biosimilar products may be less costly to bring to market than the original biologic and companies that produce biosimilar products are sometimes able to offer them at lower prices. Thus, following the introduction of a biosimilar product, a significant percentage of the sales of the original biologic may be lost to the biosimilar product, and the price of the original biologic product may be lowered.

Competition that our products may face from biosimilar versions of our products could negatively impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on our investments in those product candidates.

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We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other health care laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, or Anti-Kickback Statute, the federal civil and criminal False Claims Act and Physician Payments Sunshine Act and regulations. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to:

●	the Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. “Remuneration” has been interpreted broadly to include anything of value. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA, or federal civil money penalties. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

●	the federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which impose criminal and civil penalties against individuals or entities for, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent; knowingly making, using or causing to be made or used, a false statement of record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

●	the beneficiary inducement provisions of the CMP Law, which prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which impose requirements on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates, individuals and entities that perform services on their behalf that involve the use or disclosure of individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

●	federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs; and

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

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Additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payer. Many U.S. states have adopted laws similar to the Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements, and if we fail to comply with an applicable state law requirements we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations, including our arrangements with physicians and other healthcare providers, some of whom receive stock options as compensation for services provided, are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs (such as Medicare and Medicaid), additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

Healthcare legislative reform measures and constraints on national budget social security systems may have a material adverse effect on our business and results of operations.

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies such as those we are developing. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in the United States, the ACA was enacted in 2010 which, among other things, subjects biologic products to potential competition by lower-cost biosimilars; addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increases the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extends the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjects manufacturers to new annual fees and taxes for certain branded prescription drugs; and provides incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the current administration to repeal or replace certain aspects of the ACA. Further, since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provision of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. In addition, CMS recently issued a final rule that will give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

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Concurrently, Congress has considered legislation that would repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device exercise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or BBA, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” More recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Congress also could consider additional legislation to repeal or replace other elements of the ACA. Thus, the full impact of the ACA, any law repealing or replacing elements of it, and the political uncertainty surrounding any repeal or replacement legislation on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.5 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and due to subsequent legislative amendments, including the BBA, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the current administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in November 2018, CMS issued a proposed rule for comment that would, among other things, provide Medicare prescription drug plans under Part D more transparency in pricing and greater flexibility to negotiate discounts for, and in certain circumstances exclude, drugs in the six “protected” formulary classes and allow Medicare Advantage plans to use certain drug management tools such as step therapy for physician-administered drugs. Although a number of these, and other proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of these governments and other payors to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

●	the demand for our product candidates, if we obtain regulatory approval;

●	our ability to set a price that we believe is fair for our products;

●	our ability to generate revenue and achieve or maintain profitability;

●	the level of taxes that we are required to pay; and

●	the availability of capital.

Any denial in coverage or reduction in reimbursement from Medicare or any other government programs may result in a similar denial or reduction in payments from private payors, which may adversely affect our future profitability.

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Risks Related to Brooklyn’s Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our clinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies.

Outside of the INSPIRE trial, each of the trials involving IRX-2 that are currently being performed are investigator-sponsored trials. Outside our providing study drug and financial support for these studies, we have less involvement and less control of these studies than we would if these were our studies. Negative results from these studies could have material adverse effects on our business despite our lack of control.

We may seek to enter into collaborations with third parties for the development and commercialization of our product candidates. If we fail to enter into such collaborations, or such collaborations are not successful, we may not be able to capitalize on the market potential of IRX-2 or any other product we may acquire or in-license.

We may seek third-party collaborators for development and commercialization of IRX-2 or any other product we may acquire or in-license. Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, non-profit organizations, government agencies, and biotechnology companies. We are currently party to a limited number of such arrangements and have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates currently pose, and will continue to pose, the following risks to it:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

●	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on preclinical or clinical study results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

●	collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical studies or require a new formulation of a product candidate for clinical testing;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

●	collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

●	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate its intellectual property or proprietary information or expose it to potential litigation;

●	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

●	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

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Collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on its product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

Our drug development programs, and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of its product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies or clinical studies, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidates, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidates. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of our product candidates, reduce or delay its development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop out product candidates or bring it to market and generate product revenue.

Risks Relating to Brooklyn’s Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our products and product candidates, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products and product candidates may be adversely affected.

Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. We rely on research, manufacturing and other know-how, patents, trade secrets, license agreements and contractual provisions to establish our intellectual property rights and protect our products and product candidates. These legal means, however, afford only limited protection and may not adequately protect our rights. As of January 29, 2021, our intellectual property portfolio includes 14 patents in the United States and an additional 85 patents around the world.

In certain situations and as considered appropriate, we have sought, and we intend to continue to seek to protect our proprietary position by filing patent applications in the United States and, in at least some cases, one or more countries outside the United States relating to current and future products and product candidates that are important to our business. However, we cannot predict whether the patent applications currently being pursued will issue as patents, or whether the claims of any resulting patents will provide us with a competitive advantage or whether we will be able to successfully pursue patent applications in the future relating to our current or future products and product candidates. Moreover, the patent application and approval processes are expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Furthermore, we, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to seek additional patent protection. It is possible that defects of form in the preparation or filing of patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If there are material defects in the form, preparation, prosecution or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents.

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Even if they are unchallenged, our patents and patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to one or more of our product candidates but that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected.

Other parties, many of whom have substantially greater resources and have made significant investments in competing technologies, have developed or may develop technologies that may be related or competitive with our approach, and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with our patent applications, either by claiming the same compositions, formulations or methods or by claiming subject matter that could dominate our patent position. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, any patents we may obtain in the future may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our products and product candidates.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors may seek to market generic versions of any approved products by submitting ANDAs or ABLAs to the FDA in which they claim that our patents are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

In addition to patent protection, we expect to rely heavily on trade secrets, know-how and other unpatented technology, which are difficult to protect. Although we seek such protection in part by entering into confidentiality agreements with our vendors, employees, consultants and others who may have access to proprietary information, we cannot be certain that these agreements will not be breached, adequate remedies for any breach would be available, or our trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or be independently developed by our competitors. If we are unsuccessful in protecting our intellectual property rights, sales of our products may suffer and our ability to generate revenue could be severely impacted.

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Issued patents covering our products and product candidates could be found invalid or unenforceable if challenged in court or in administrative proceedings. We may not be able to protect our trade secrets in court.

If we initiate legal proceedings against a third-party to enforce a patent covering one of our products or product candidates, should such a patent issue, the defendant could counterclaim that the patent covering our product or product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non- enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re- examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions. An adverse determination in any of the foregoing proceedings could result in the revocation or cancellation of, or amendment to, our patents in such a way that they no longer cover our products or product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we were unaware during prosecution. If a defendant or third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our products and product candidates. Such a loss of patent protection could have a material adverse impact on our business.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Competitors and other third parties could purchase our products and product candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe, misappropriate or otherwise violate our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If our trade secrets are not adequately protected or sufficient to provide an advantage over our competitors, our competitive position could be adversely affected, as could our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating our trade secrets.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non- compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non- compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. The terms of one or more licenses that we enter into the future may not provide us with the ability to maintain or prosecute patents in the portfolio, and must therefore rely on third parties to do so.

If we do not obtain patent term extension and data exclusivity for our products and product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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In the future, if we obtain an issued patent covering one of our present or future product candidates, depending upon the timing, duration and specifics of any FDA marketing approval of such product candidates, such patent may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. A patent may only be extended once and only based on a single approved product. However, we may not be granted an extension because of, for example, failure to obtain a granted patent before approval of a product candidate, failure to exercise due diligence during the testing phase or regulatory review process, failure to apply within applicable deadlines, failure to apply prior to expiration of relevant patents or otherwise our failure to satisfy applicable requirements. A patent licensed to us by a third party may not be available for patent term extension. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products and product candidates.

Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. When implemented, the Leahy-Smith Act included several significant changes to U.S. patent law that impacted how patent rights could be prosecuted, enforced and defended. In particular, the Leahy-Smith Act also included provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allowed third- party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed new regulations and procedures governing the administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. It remains unclear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent rulings from the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patents on products and product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products. There can be no assurance that we will obtain or maintain patent rights in or outside the United States under any future license agreements. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we pursue patent protection, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Proceedings to enforce our patent rights, even if obtained, in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. While we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, we and our collaborators or sublicensees may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all. We may also be required to indemnify our collaborators or sublicensees in such an event.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates, including interference and post-grant proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. We cannot guarantee that any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

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If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product.

However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively, or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Many of our current and former employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Some of these employees may be subject to proprietary rights, non-disclosure and non- competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. In addition, our patents may become, involved in inventorship, priority, or validity disputes. To counter or defend against such claims can be expensive and time-consuming, and our adversaries may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both.

In an infringement proceeding, a court may decide that a patent is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights we own or control. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

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Even if resolved in our favor, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities.

We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we fail to comply with our obligations under any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

In connection with our efforts to build our product candidate pipeline, we may enter into license agreements in the future. We expect that such license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with our obligations under these licenses, our licensors may have the right to terminate these license agreements, in which event we might not be able to market any product that is covered by these agreements, or our licensors may convert the license to a non-exclusive license, which could negatively impact the value of the product candidate being developed under the license agreement. Termination of these license agreements or reduction or elimination of our licensed rights may also result in our having to negotiate new or reinstated licenses with less favorable terms.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to NTN Prior to the Merger

In this section, “our”, “we”, “Company” or “NTN” refers to NTN Buzztime, Inc., and to the extent statements speak as to after the Merger closes, the combined company.

Our cash flows from operations and liquidity have been materially adversely affected by the effects of the COVID-19 pandemic. We need to raise capital in the near term and/or complete a strategic transaction, and our inability to do so could result in us pursuing a restructuring, which may include a reorganization or bankruptcy under Federal bankruptcy laws, assignment for the benefit of creditors, or a dissolution, liquidation and/or winding up.

The negative impact of the COVID-19 pandemic on the restaurant and bar industry was abrupt and substantial, and our business, cash flows from operations and liquidity suffered, and continues to suffer, materially as a result. In many jurisdictions, including those in which we have many customers and prospective customers, restaurants and bars were ordered by the government to shut-down or close all on-site dining operations in the latter half of March 2020. Since then, governmental orders and restrictions impacting restaurants and bars in certain jurisdictions were eased or lifted as the number of COVID-19 cases decreased or plateaued, but as jurisdictions began experiencing a resurgence in COVID-19 cases, many jurisdictions reinstated such orders and restrictions, including mandating the shut-down of bars and the closing of all on-site dining operations of restaurants. Jurisdictions that have not imposed governmental orders and restrictions on restaurants and bars or reinstated them could do so at any time. At its peak, approximately 70% of our customers had their subscriptions to our services temporarily suspended. As of January 29, 2021, approximately 17% of our customers remain on subscription suspensions, but that percentage could increase, perhaps materially, at any time due to the effects of the pandemic on our customers, including as jurisdictions reinstate governmental orders and restrictions impacting our customers. Even in jurisdictions in which governmental orders and restrictions were eased or lifted, certain of our customers have requested, and others could request, to continue their subscription suspensions because, for example, such customers choose not to re-open despite being permitted to do so. As a result, we have experienced material decreases in subscription revenue, advertising revenue and cash flows from operations, which we expect to continue for at least as long as the restaurant and bar industry continues to be negatively impacted by the COVID-19 pandemic, and which may continue thereafter if restaurants and bars seek to reduce their operating costs or are unable to re-open even if restrictions within their jurisdictions are eased or lifted.

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The full extent to which the COVID-19 pandemic will, directly or indirectly, impact our business, results of operations and financial condition is currently highly uncertain, including due to factors that currently are also highly uncertain, including when, and the extent to which, the negative impact of the pandemic will improve, including when a substantial majority of restaurants across the U.S. and Canada will be permitted to offer on-site dining and operate at or close to pre-pandemic levels or when a substantial majority of bars across the U.S. and Canada will be permitted to re-open and operate at or close to pre-pandemic levels, when our customers will re-open, or if they will subscribe to our service if and when they do, the ultimate impact of the pandemic and how long it endures, the impact of the current or future resurgences in COVID-19 cases, and the actions required or recommended to contain or treat COVID-19. However, unless in the very near term our subscription revenue, advertising revenue and cash flows from operations return to pre-pandemic levels and/or we raise substantial capital, the amount of time and the amount of cash we have to maintain operations and sustain the negative effects of the pandemic is very limited.

As of September 30, 2020, we had cash and cash equivalents of approximately $1,710,000, and as of November 30, 2020, we had cash and cash equivalents of approximately $1,280,000. As of September 30, 2020 and November 30, 2020, $0.7 million and $0.1 million, respectively, of principal was outstanding under our term loan with Avidbank, all of which was paid off on December 31, 2020 upon the maturity of the term loan. As of September 30, 2020, $1.6 million of principal was outstanding under the loan we received under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act. In November 2020, we were informed by our lender that the U.S. Small Business Administration approved the forgiveness of approximately $1.1 million of our $1.6 million Paycheck Protection Program loan, leaving a principal balance of approximately $532,000 as of November 30, 2020. In connection with entering into the Asset Purchase Agreement on September 18, 2020, we received a $1.0 million bridge loan from an affiliate of eGames.com, and on December 1, 2020 and January 12, 2021, we received an additional $0.5 million bridge loan and an additional $0.2 million bridge loan, respectively, from that affiliate, all of which, together with accrued interest, will be applied against the $2.0 million purchase price payable to us at the closing of the Asset Sale; however, if the Asset Sale does not close, we will owe the $1.7 million of principal of those bridge loans plus accrued interest to the affiliate of eGames.com. See “The Asset Purchase Agreement—Bridge Loans” for additional information regarding these bridge loans. As a result of the impact of the pandemic on our business and taking into account our current financial condition and our existing sources of projected revenue and our projected subscription revenue, advertising revenue and cash flows from operations, we believe we will have sufficient cash resources to pay forecasted cash outlays only through mid-March 2021, assuming we are able to continue to successfully manage our working capital deficit by managing the timing of payments to our vendors and other third parties.

We expect that the earliest the Asset Sale and the Merger will be completed is the week of March 15, 2021. If the completion of the Asset Sale and the Merger is delayed beyond that week, we will need to raise additional capital to maintain operations through the completion of the Asset Sale and the Merger. We currently have no arrangements for such capital and no assurances can be given that we will be able to raise such capital when needed, on acceptable terms, or at all. The effects of the recent COVID-19 pandemic on macroeconomic conditions and the capital markets make it more challenging to raise capital. The going concern explanatory paragraph included in the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2019 and the three and nine months ended September 30, 2020 could also impair our ability to raise capital. If we are unable to complete the Merger or the Asset Sale or raise sufficient additional capital in the very near term, we will likely be required to curtail or terminate some or all of our business operations and we may have no choice but to pursue a restructuring, which may include a reorganization or bankruptcy under Federal bankruptcy laws, assignment for the benefit of creditors, or a dissolution, liquidation and/or winding up. In such event, our investors may lose their entire investment.

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See also, “The measures we implemented and may implement in the future to reduce operating expenses and to preserve capital could adversely affect our business and we may not realize the operational or financial benefits from such actions,” and “Raising additional capital may cause dilution to our existing stockholders and may restrict our operations,” below.

Due to the termination of our relationships with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees in November 2019, we expect our future revenue to materially decrease and, for at least the foreseeable future, our operating results and cash flows to be adversely affected.

For the year ended December 31, 2019, Buffalo Wild Wings corporate-owned restaurants and its franchisees accounted for approximately 34%, or $6,820,000, of our total revenue. We continue to seek to add network subscribers and other sources of revenue to offset the revenue we lost as a result of the termination of our relationships with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees in November 2019, however, we have not yet been successful in doing so and there is no assurance that we will be.

The measures we implemented and may implement in the future to reduce operating expenses and to preserve capital could adversely affect our business and we may not realize the operational or financial benefits from such actions.

We implemented measures to reduce operating expenses and to preserve capital. Since January 1, 2020, in response to the impact of the COVID-19 pandemic on our business, we implemented the following measures:

●	We reduced our headcount (as of January 29, 2021, we had 22 employees, as compared to 74 at December 31, 2019);

●	Our chief executive officer agreed to defer payment of 45% of his base salary between May 1, 2020 and October 31, 2020 until the earlier of October 31, 2020 or such time as our board of directors determines in good faith that we are in the financial position to pay his accumulated deferred salary. All deferred base salary payments were made by November 6, 2020;

●	We terminated the lease for our corporate headquarters, resulting in a reduction in our future cash obligations under the lease by approximately $3.4 million; and

●	We substantially eliminated all capital projects and are aggressively managing our payables to limit further cash outlays and manage our working capital.

We may implement additional measures in the future. In addition to distracting management from the core operations of our business, any of these actions may negatively impact our ability to effectively manage, operate and grow our business, to introduce new offerings to our customers, to increase market awareness and encourage the adoption of the Buzztime brand and our Buzztime network, to retain customers, and to generate revenue. For example, the reduction in headcount resulted in the loss of a number of long-term employees, the loss of institutional knowledge and expertise and the reallocation and combination of certain roles and responsibilities across the organization, all of which could adversely affect our operations. In addition, we may not be able to effectively realize all the cost savings anticipated by the reductions in operational costs and we may incur unanticipated charges or make cash payments as a result that were not previously contemplated which could result in an adverse effect on our business or results of operations.

Our success depends on our ability to recruit and retain skilled professionals.

The success of our business depends on our ability to identify, hire, and retain knowledgeable and experienced programmers, creative designers, application developers, and sales and marketing personnel. If we cannot motivate and retain knowledgeable and experienced professionals, our business, financial condition, and results of operations will suffer. There is significant competition from other businesses for individuals with the experience and skills required to successfully operate our business and the recent reductions in headcount and other measures we implemented to reduce operating expenses may decrease the morale of our remaining employees and make retaining them more challenging. Moreover, in light of the small number of employees on our staff to manage our key functions, we may not be able to adequately support current and future business initiatives or attract or retain customers, which risk could be increased if we are unable to retain existing personnel.

We have experienced significant losses and expect to incur significant losses in the future.

We have a history of significant losses, including net losses of $2,047,000 and $259,000 for the years ended December 31, 2019 and 2018, respectively, and net losses of 4,722,000 and $754,000 for the nine months ended September 30, 2020 and 2019, respectively, and have an accumulated deficit of $136,187,000 as of September 30, 2020. We expect to incur future operating and net losses, due in part to expenditures required to continue to implement our business strategies, including the continued development and implementation of our technology platform and product line. Despite significant expenditures, we may not achieve or maintain profitability. Even if we achieve profitability, the level of profitability cannot be predicted and may vary significantly from quarter to quarter and year to year. See also “—Risks Relating to the Market for NTN Common Stock— Our common stock could be delisted or suspended from trading on the NYSE American if we are determined to be non-compliant with any of the NYSE American continued listing standards,” below.

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We may not compete effectively within the highly competitive and evolving interactive games, entertainment and marketing services industries.

We face intense competition in the markets in which we operate. For example, we face significant competition in the hospitality market from companies offering services that compete with ours. Our services also compete with games, apps and other forms of entertainment offerings available directly to consumers on their mobile devices. See “Business of NTN Before the Merger - Competition,” below. Many of our current and potential competitors enjoy substantial competitive advantages, including greater financial resources that they can deploy for content development, research and development, strategic acquisitions, alliances, joint ventures, and sales and marketing. As a result, our current and potential competitors may respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or consumer preferences.

With the rapid pace of change in product and service offerings, we must also be able to compete in terms of technology, content, and management strategy. If we fail to provide competitive, engaging, quality services and products, it will be challenging to gain new customers and we will lose customers to competitors. Increased competition may also result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, reduced revenue, and loss of market share.

New products and rapid technological change may render our operations obsolete or noncompetitive.

The emergence of new entertainment products and technologies, changes in consumer preferences, the adoption of new industry standards, and other factors may limit the life cycle and market penetration of our technologies, products, and services. Our future performance depends on our ability to:

●	identify and successfully respond to emerging technological trends and industry standards in our market;

●	identify and successfully respond to changing consumer needs, desires, or tastes;

●	develop and maintain competitive technology, including new hardware and content products and service offerings;

●	improve the performance, features, and reliability of our products and services, particularly in response to changes in consumer preferences, technological changes, and competitive offerings; and

●	bring appealing technology to market quickly at cost-effective prices.

Our inability to succeed in one or more of the above areas would have a material adverse effect on our financial condition and business.

In addition, we have to incur substantial costs to modify or adapt our products or services to respond to developments, customer needs, and changing preferences. We must be able to incorporate new technologies into the products we design and develop to address the increasingly complex and varied needs of our customer base. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, would have a material adverse effect on our financial condition and business.

A disruption in the supply of equipment or in our advertising exchange network could negatively impact our revenue.

An unaffiliated third party manufactures an Android-based tablet customized to our specifications and our tablet equipment—tablet charging trays and tablet cases. We have no alternative manufacturing source for our customized tablet or tablet equipment or alternatives for the tablet equipment.

If our sole manufacturer is delayed in delivering tablets to us, becomes unavailable, has product quality issues, or shortages occur, besides not realizing the benefits of having a tablet manufactured to our specifications, we would need to return to third-party tablets or find an alternative device. Similarly, if our sole manufacturer is delayed in delivering the tablet equipment to us, becomes unavailable, has product quality issues, or shortages occur, we may not timely obtain replacement tablet equipment. Delays, unavailability of the tablet or tablet equipment, product quality issues and shortages could damage our reputation and customer loyalty, cause subscription cancellations, increase our expense and reduce our revenue. See also “Our business could be adversely impacted if the sole manufacturer of our customized tablet and tablet equipment is not able to meet our manufacturing quality standards.”

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If our sole manufacturer and/or suppliers were to go out of business or otherwise become unable to meet our needs for reliable equipment, locating and qualifying alternate sources could take months, during which time our production could be delayed, and may, in some cases, require us to redesign our products and systems. Such delays and potentially costly re-sourcing and redesign could have a material adverse effect on our business, operating results, and financial condition.

In addition, the revenue we receive from the sale of advertisements that are shown on the screens throughout our network depends on the advertisements being properly aired in our network. We rely on the technology of an unaffiliated third party to air the advertisements on the screens in our network. If that third party technology has interruptions in service or if the advertisements are otherwise not properly airing on our network, the revenue we receive from the sale of advertisements will decrease.

Our business could be adversely impacted if the sole manufacturer of our customized tablet and tablet equipment cannot meet our manufacturing quality standards.

As discussed above, one unaffiliated third-party manufactures our customized tablet and tablet equipment. Continued improvement in supply-chain management and in manufacturing of our customized tablet and tablet equipment and manufacturing quality and product testing are important to our business. Flaws in the design and manufacturing of our customized tablet or tablet equipment or both (by us or our supplier) could result in substantial delays in shipment and in substantial repair, replacement or service costs, could damage our reputation and customer loyalty, could cause subscription cancellations, and could increase our expense and reduce our revenue. Costs associated with tablet or tablet equipment defects due to, for example, problems in our design and manufacturing processes, could include: (a) writing off the value of inventory; (b) disposing of items that cannot be fixed; (c) recalling items that have been shipped; and (d) providing replacements or modifications. These costs could be significant and may increase expenses and lower gross margin. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our tablet and related equipment will be sufficient to permit us to avoid quality issues. Significant quality issues could have a material adverse effect on our business, results of operations or financial condition.

In addition, the third-party manufacturer of our customized tablet and tablet equipment manufactures in China using a significant number of Chinese-sourced parts. While our inventory is currently robust, we are experiencing delays from suppliers who have been affected by the COVID-19 pandemic. A disruption in the supply chain for our tablet and tablet equipment for whatever reason, including resulting from the effects of the COVID-19 pandemic, could adversely impact our ability to deliver our products and services. It may not be possible to find replacement products or supplies and significant delays could adversely affect our business. We are experiencing delays from suppliers who have been affected more directly by the outbreak.

If we do not adequately protect our proprietary rights and intellectual property or we are subjected to intellectual property claims by others, our business could be seriously damaged.

We rely on a combination of trademarks, copyrights, patents, and trade secret laws to protect our proprietary rights in our products. We have a few patents and patent applications pending in jurisdictions related to our business activities. Our pending patent applications and any future applications might not be approved. Moreover, our patents might not provide us with competitive advantages. Third parties might challenge our patents or trademarks or attempt to use infringing technologies or brands which could harm our ability to compete and reduce our revenues, as well as create significant litigation expense. In addition, patents and trademarks held by third parties might have an adverse effect on our ability to do business and could likewise result in significant litigation expense. Furthermore, third parties might independently develop similar products, duplicate our products or, to the extent patents are issued to us, design around those patents. Others may have filed and, in the future may file, patent applications similar or identical to ours. Such third-party patent applications might have priority over our patent applications. To determine the priority of inventions, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to us.

We believe that the success of our business also depends on such factors as the technical expertise and innovative capabilities of our employees. It is our policy that all employees and consultants sign non-disclosure agreements and assignment of invention agreements. Our competitors, former employees, and consultants may, however, misappropriate our technology or independently develop technologies that are as good as or better than ours. Our competitors may also challenge or circumvent our proprietary rights. If we have to initiate or defend against an infringement claim to protect our proprietary rights, the litigation over any such claim, with or without merit, could be time-consuming and costly to us.

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From time to time, we hire or retain employees or consultants who may have worked for other companies developing products similar to those that we offer. These other companies may claim that our products are based on their products and that we have misappropriated their intellectual property. Any such claim, with or without merit, could be time-consuming and costly to us, adversely affecting our financial condition.

We may be liable for the content and services we make available on our Buzztime network and the internet.

We make content and entertainment services available on our Buzztime network and the internet which includes games and game content, software, and a variety of other entertainment content. The availability of this content and services and our branding could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, or copyright or trademark infringement. We could also be exposed to liability for third-party content accessed through the links from our websites to other websites. Federal laws may limit, but not eliminate, our liability for linking to third-party websites that include materials that infringe copyrights or other rights. We may incur costs to defend against claims related to either our own content or that of third parties, and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure may require us to spend substantial resources and may limit the attractiveness of our services to users which would harm our business.

Our products and services are subject to government regulations that may restrict our operations or cause demand for our products to decline significantly.

In addition to laws and regulations applicable to businesses generally, we are also subject to laws and regulations that apply specifically to the interactive entertainment and product marketing industries. In addition, we operate games of chance and skill, and we award nominal cash prizes to winners of certain games and may provide items of nominal value (e.g., key chains, etc.) to venues who may award such items to consumers. These games are regulated in many jurisdictions and the laws and regulations vary from jurisdiction to jurisdiction. See “Business of NTN Before the Merger —Government Regulations.” We may find it necessary to eliminate, modify, suspend, or cancel certain features of our offerings (including the games we offer) in certain jurisdictions based on the adoptions of new laws and regulations or changes in law or regulations or the enforcement thereof, which could result in additional development costs and/or the loss of customers and revenue.

Communication or other system failures could result in customer cancellations and a decrease in our revenues.

We rely on the continuous operation of our information technology and communications systems and those of third parties to communicate with and to distribute our services to the locations of our network subscribers. We currently transmit our data to our customers via broadband internet connections including telephone and cable TV networks. Our systems and those of third parties on which we rely are vulnerable to damage or interruption from many causes, including earthquakes, terrorist attacks, floods, storms, fires, power loss, telecommunications and other network failures, equipment failures, computer viruses, computer denial of service or other attacks. These systems are also subject to break-ins, sabotage, vandalism, and to other disruptions, for example if we or the operators of these systems and system facilities have financial difficulties. Some of our systems are not fully redundant, and our system protections and disaster recovery plans cannot prevent all outages, errors, or data losses. In addition, our services and systems are highly technical and complex and may contain errors or other vulnerabilities. Any errors or vulnerabilities in our products and services, damage to or failure of our systems, any natural or man-made disaster, or other unanticipated problems at our facilities or those of a third party, could result in lengthy interruptions in our service to our customers, which could reduce our revenues and cash flow, and damage our brand. Any interruption in communications or failure of proper hardware or software function at our or our customers’ venues could also decrease customer loyalty and satisfaction and result in a cancellation of our services.

We have incurred significant net operating loss carryforwards that we will likely be unable to use.

At December 31, 2019, we had net operating loss (“NOL”) carryforwards of approximately $63,354,000 available for federal income tax purposes, which will continue expiring in 2020, and of approximately $29,195,000 available for state income tax purposes, which will continue expiring in 2020. We believe that our ability to utilize our NOL carryforwards may be substantially restricted by the passage of time and the limitations of Section 382 of the Internal Revenue Code of 1986, as amended, which apply when there are certain changes in ownership of a corporation. We performed a Section 382 analysis through July 2, 2020 to determine the impact of any changes in ownership. This analysis indicated that an ownership change occurred that would limit the use of NOLs. To the extent we begin to realize significant taxable income, these Section 382 limitations may result in our incurring federal income tax liability notwithstanding the existence of otherwise available NOL carryforwards. We established a full valuation allowance for substantially all of our deferred tax assets, including the NOL carryforwards, since we do not believe we are likely to generate future taxable income to realize these assets.

The Merger will likely result in an ownership change for purposes of Section 382, but no formal analysis is expected to be undertaken in this regard.

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Risks Relating to the Market for NTN Common Stock

In this section, “our”, “we”, “Company” or “NTN” refers to NTN Buzztime, Inc.

Our common stock could be delisted or suspended from trading on the NYSE American if we do not regain compliance with continued listing criteria with which we are currently not compliant or if we fail to meet any other continued listing criteria.

In March 2020, we received a letter from NYSE Regulation Inc. stating that we are not in compliance with Section 1003(a)(iii) of the NYSE American Company Guide because we reported stockholders’ equity of less than $6 million as of December 31, 2019 and had net losses in five of our most recent fiscal years ended December 31, 2019. Our stockholders’ equity was $5.1 million as of December 31, 2019. On June 11, 2020, NYSE Regulation notified us that we are not in compliance with Section 1003(a)(ii) of the NYSE American Company Guide because we reported stockholders’ equity of less than $4.0 million as of March 31, 2020 and had net losses in five of our most recent fiscal years ended December 31, 2019.

On June 11, 2020, NYSE Regulation notified us that it has accepted our plan to regain compliance with Section 1003(a)(iii) of the NYSE American Company Guide and granted us a plan period through September 27, 2021 to regain compliance. On August 12, 2020, NYSE Regulation notified us that we are not in compliance with Section 1003(a)(i) of the NYSE American Company Guide because we reported stockholders’ equity of less than $2.0 million as of June 30, 2020 and had net losses in five of our most recent fiscal years ended December 31, 2019. We continue to be subject to the procedures and requirements of Section 1009 of the NYSE American Company Guide.

The listing of our common stock on the NYSE American is being continued during the plan period pursuant to an extension. The NYSE Regulation staff will review us periodically for compliance with initiatives outlined in our plan. If we are not in compliance with Sections 1003(a)(i), (ii) and (iii) by September 27, 2021 or if we do not make progress consistent with our plan during the plan period, NYSE Regulation staff will initiate delisting proceedings as appropriate.

We can give no assurances that we will be able to address our non-compliance with the NYSE American continued listing standards or, even if we do, that we will be able to maintain the listing of our common stock on the NYSE American. Our common stock could be delisted because we do not make progress consistent with our plan during the plan period, because we do not regain compliance by September 27, 2021, or because we become out of compliance with other NYSE American listing standards. In addition, we may determine to pursue business opportunities that reduces our stockholders’ equity below the level required to maintain compliance with NYSE American continued listing standards. The delisting of our common stock for whatever reason could, among other things, substantially impair our ability to raise additional capital; result in a loss of institutional investor interest and fewer financing opportunities for us; and/or result in potential breaches of representations or covenants in agreements pursuant to which we made representations or covenants relating to our compliance with applicable listing requirements. Claims related to any such breaches, with or without merit, could result in costly litigation, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and results of operations. In addition, the delisting of our common stock for whatever reason may materially impair our stockholders’ ability to buy and sell shares of our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. See also “If our common stock were delisted and determined to be a ‘penny stock,’ a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market,” below.

The initial listing application to be filed with the NYSE American in connection with the Merger in order to continue the listing of the shares of common stock of the combined company on the NYSE American may not be approved if the combined company does not meet the initial listing standards.

In order to continue the listing of the shares of common stock of the combined company on the NYSE American following the closing of the Merger, the combined company must meet the NYSE American’s initial listing standards and the NYSE American must approve an initial listing application that NTN expects to file with the NYSE American in early March 2021. Although no assurances can be given that the combined company will meet such initial listing standards or that the NYSE American will approve such application, assuming that the Reverse Stock Split Proposal is approved, NTN and Brooklyn expect that the combined company will meet the initial listing standard of the NYSE American that requires that: (1) the stockholders’ equity of the combined company be at least $4.0 million; (2) the combined company have a minimum of 800 public shareholders and a minimum of 500,000 shares in the public distribution, or a minimum of 400 public shareholders and a minimum of 1,000,000 shares in the public distribution; (3) the minimum price of the common stock of the combined company be at least $3.00 per share; and (4) the minimum market value of publicly held shares be at least $15.0 million. For purposes of the foregoing, “public shareholders” means the stockholders of the combined company other than its officers, directors, controlling stockholders and other concentrated (i.e. 10% or greater) stockholders and their respective affiliates, and “public distribution” and “publicly held shares” means the outstanding shares of common stock of the combined company held by public shareholders. As discussed elsewhere in this proxy statement/prospectus/consent solicitation statement, if the Reverse Stock Split Proposal is not approved by NTN stockholders, the combined company may not meet the requirement that the minimum price of the common stock of the combined company be at least $3.00 per share. See “MATTERS BEING SUBMITTED TO A VOTE OF NTN’S STOCKHOLDERS—Proposal No. 2: The Reverse Stock Split Proposal.” If that requirement or any other initial listing standard requirement is not met, the NYSE American will not approve the initial listing application and the shares of common stock of the combined company will not be listed on the NYSE American following the closing of the Merger. If Brooklyn waives the conditions to closing the Merger relating to the continued listing of the common stock on the NYSE American and the Merger closes, the shares of the combined company would not be listed on a national securities exchange immediately following the closing of the Merger, which could have a material adverse effect on the combined company and its stockholders. See “If the NYSE American does not approve the initial listing application to be filed with it in connection with the Merger, the Merger may not close, but if Brooklyn waives this closing condition and the Merger does close, the failure of the common stock of the combined company to be listed on a national securities exchange could have a material adverse effect on the combined company and its stockholders,” and “If our common stock were delisted and determined to be a ‘penny stock,’ a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market,” below.

If the NYSE American does not approve the initial listing application to be filed with it in connection with the Merger, the Merger may not close, but if Brooklyn waives this closing condition and the Merger does close, the failure of the common stock of the combined company to be listed on a national securities exchange could have a material adverse effect on the combined company and its stockholders.

Conditions to closing the Merger include that NTN’s common stock continue to be traded on the NYSE American until the effective time of the Merger, the NTN common stock to be issued in the Merger be approved for listing (subject to official notice of issuance) on the NYSE American as of the effective time of the Merger, and the NTN common stock will continue to trade on the NYSE American after the effective time of the Merger. Brooklyn could waive the satisfaction of any of the foregoing closing conditions, but there can be no assurance that Brooklyn will do so. If Brooklyn waives any of those closing conditions that are not satisfied at the closing and the Merger closes, the common stock of the combined company would be expected to trade on an over-the-counter market, which could, among other things, substantially impair the ability of the combined company to raise additional capital, result in a loss of institutional investor interest and fewer financing opportunities for the combined company, materially impair the ability of stockholders to buy and sell shares of the common stock of the combined company, and could have an adverse effect on the market price of, and the efficiency of the trading market for, the common stock of the combined company. See also “If our common stock were delisted and determined to be a ‘penny stock,’ a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market,” below.

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If our common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

If our common stock were delisted or suspended from trading on the NYSE American, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock.

The market price of our common stock historically has been and likely will continue to be highly volatile and our common stock is thinly traded.

The market price for our common stock historically has been highly volatile, and the market for our common stock has from time to time experienced significant price and volume fluctuations, based both on our operating performance and for reasons that appear to us unrelated to our operating performance. Our stock is also thinly traded, which can affect market volatility, which could significantly affect the market price of our common stock without regard to our operating performance. In addition, the market price of our common stock may fluctuate significantly in response to several factors, including:

●	the level of our financial resources;

●	announcements of entry into or consummation of a financing;

●	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

●	announcements of difficulties or delays in entering into commercial relationships with our customers;

●	changes in securities analysts’ estimates of our financial performance or deviations in our business and the trading price of our common stock from the estimates of securities analysts;

●	fluctuations in stock market prices and trading volumes of similar companies;

●	sales of large blocks of our common stock, including sales by significant stockholders, our executive officers or our directors or pursuant to shelf or resale registration statements that register shares of our common stock that may be sold by us or certain of our current or future stockholders;

●	discussion of us or our stock price by the financial press and in online investor communities;

●	failure to obtain compliance with any of the NYSE American continued listing standards;

●	commencement of delisting proceedings by NYSE Regulation; and

●	additions or departures of key personnel.

The realization of any of the foregoing could have a dramatic and adverse impact on the market price of our common stock.

Future sales of substantial amounts of our common stock in the public market or the anticipation of such sales could have a material adverse effect on then-prevailing market prices.

As of January 29, 2021, there were approximately (1) 26,000 shares of common stock reserved for issuance upon the exercise of outstanding stock options at exercise prices ranging from $2.43 to $27.50 per share, (2) 76,000 shares of common stock reserved for issuance upon the settlement of outstanding restricted stock units, and (3) 156,112 shares of our Series A Convertible Preferred Stock outstanding which, based on their conversion price as of January 29, 2021, would convert into approximately 84,000 shares of common stock. Registration statements registering the shares of common stock underlying the outstanding options and restricted stock units are currently effective. Generally, the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock, which the holders may do at any time, may be sold under Rule 144 of the Securities Act of 1933. Accordingly, a significant number of shares of our common stock could be sold at any time. Depending upon market liquidity at the time our common stock is resold by the holders thereof, such resales could cause the trading price of our common stock to decline. In addition, the sale of a substantial number of shares of our common stock, or anticipation of such sales, could make it more difficult for us to obtain future financing. To the extent the trading price of our common stock at the time any of our outstanding options are exercised exceeds their exercise price or at the time any of our outstanding shares of Series A Convertible Preferred Stock are converted exceeds their conversion price, such exercise or conversion will have a dilutive effect on our stockholders.

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Raising additional capital may cause dilution to our existing stockholders and may restrict our operations.

We may raise additional capital at any time and may do so through one or more financing alternatives, including public or private sales of equity or debt securities directly to investors or through underwriters or placement agents. See also “Our ability to raise capital may be limited by applicable laws and regulations,” below. Raising capital through the issuance of common stock (or securities convertible into or exchangeable or exercisable for shares of our common stock) may depress the market price of our stock and may substantially dilute our existing stockholders. In addition, our board of directors may issue preferred stock with rights, preferences and privileges senior to those of the holders of our common stock. Debt financings could involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets, as well as prohibitions on our ability to create liens or make investments and may, among other things, preclude us from making distributions to stockholders (either by paying dividends or redeeming stock) and taking other actions beneficial to our stockholders. In addition, investors could impose more one-sided investment terms on companies that have or are perceived to have limited remaining funds or limited ability to raise additional funds. The lower our cash balance, the more difficult it is likely to be for us to raise additional capital on commercially reasonable terms, or at all.

Our ability to raise capital may be limited by applicable laws and regulations.

Over the past few years we have raised capital through the sale of our equity securities. The offerings we completed in April 2014, November 2016, March 2017, April 2017 and June 2018 were equity offerings conducted under a “shelf” registration statement on Form S-3. Using a shelf registration statement on Form S-3 to raise additional capital generally takes less time and is less expensive than other means, such as conducting an offering under a Form S-1 registration statement. However, our ability to raise capital using a shelf registration statement may be limited by, among other things, SEC rules and regulations. Under SEC rules and regulations, we must meet certain requirements to use a Form S-3 registration statement to raise capital without restriction as to the amount of the market value of securities sold thereunder. One such requirement is that we periodically evaluate the market value of our outstanding shares of common stock held by non-affiliates, or public float, and if, at an evaluation date, our public float is less than $75.0 million, then the aggregate market value of securities sold by us or on our behalf under the Form S-3 in any 12-month period is limited to an aggregate of one-third of our public float. Based on the closing price of our common stock on October 22, 2020, the highest closing price of our common stock within the past 60 days, our public float is approximately $6.6 million and therefore we are currently subject to the one-third of our public float limitation. Assuming our public float remains the same amount the next time we must evaluate it, we will only be able to sell up to approximately $2.2 million if we seek to use a shelf registration statement. If our ability to use a shelf registration statement for a primary offering of our securities is limited to one-third of our public float, we may conduct such an offering pursuant to an exemption from registration under the Securities Act or under a Form S-1 registration statement, and we would expect either alternative to increase the cost of raising additional capital relative to utilizing a Form S-3 registration statement.

In addition, under SEC rules and regulations, our common stock must be listed and registered on a national securities exchange in order to utilize a Form S-3 registration statement (i) for a primary offering, if our public float is not at least $75.0 million as of a date within 60 days prior to the date of filing the Form S-3 or a re-evaluation date, whichever is later, and (ii) to register the resale of our securities by persons other than us (i.e., a resale offering). While currently our common stock is listed on the NYSE American, there can be no assurance we can maintain such listing. See also “Our common stock could be delisted or suspended from trading on the NYSE American if we do not regain compliance with continued listing criteria with which we are currently not compliant or if we fail to meet any other continued listing criteria,” above.

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Our ability to timely raise sufficient additional capital also may be limited by the NYSE American’s stockholder approval requirements for transactions involving the issuance of our common stock or securities convertible into our common stock. For instance, the NYSE American requires that we obtain stockholder approval of any transaction involving the sale, issuance or potential issuance by us of our common stock (or securities convertible into our common stock) at a price less than the greater of book or market value, which (together with sales by our officers, directors and principal stockholders) equals 20% or more of our then outstanding common stock, unless the transaction is considered a “public offering” by the NYSE American staff. In addition, certain prior sales by us may be aggregated with any offering we may propose in the future, further limiting the amount we could raise in any future offering not considered a public offering by the NYSE American staff and involves the sale, issuance or potential issuance by us of our common stock (or securities convertible into our common stock) at a price less than the greater of book or market value. The NYSE American also requires that we obtain stockholder approval if the issuance or potential issuance of additional shares will be considered by the NYSE American staff to result in a change of control of our company.

Obtaining stockholder approval is a costly and time-consuming process. If we must obtain stockholder approval for a potential transaction, we would expect to spend substantial additional money and resources. In addition, seeking stockholder approval would delay our receipt of otherwise available capital, which may materially and adversely affect our ability to execute our business strategy, and there is no guarantee our stockholders ultimately would approve a proposed transaction. A public offering under the NYSE American rules typically involves broadly announcing the proposed transaction, which often depresses the issuer’s stock price. Accordingly, the price at which we could sell our securities in a public offering may be less, and the dilution existing stockholders experience may in turn be greater, than if we were able to raise capital through other means.

Our charter contains provisions that may hinder or prevent a change in control of our company, which could result in our inability to approve a change in control and potentially receive a premium over the current market value of your stock.

Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such a change in control would benefit our stockholders, or to make changes in our board of directors. For example, our certificate of incorporation (i) prohibits stockholders from filling vacancies on our board of directors, calling special stockholder meetings, or taking action by written consent, and (ii) requires a supermajority vote of at least 80% of the total voting power of our outstanding shares, voting together as a single class, to remove our directors from office or to amend provisions relating to stockholders taking action by written consent or calling special stockholder meetings.

Additionally, our certificate of incorporation and restated bylaws contain provisions that could delay or prevent a change of control of our company. Some provisions:

●	authorize the issuance of preferred stock which can be created and issued by our board of directors without prior stockholder approval, with rights senior to those of the common stock;

●	prohibit our stockholders from making certain changes to our bylaws except with 66 2/3% stockholder approval; and

●	require advance written notice of stockholder proposals and director nominations.

These provisions could discourage third parties from taking control of our company. Such provisions may also impede a transaction in which you could receive a premium over then current market prices and your ability to approve a transaction that you consider in your best interest.

In addition, we are governed by Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

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Our amended and restated bylaws, as amended, designates the state courts of the State of Delaware (or, if no such state court has jurisdiction, the federal district court for the District of Delaware) as the sole and exclusive forum for certain types of actions that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or with our directors, our officers or other employees, or our majority stockholder.

Section 8.12 of our amended and restated bylaws, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the state courts of the State of Delaware (or, if no such state court has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of NTN, (B) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or stockholder of NTN to NTN or its stockholders, (C) any action asserting a claim against NTN or any director or officer or stockholder of NTN arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or NTN’s restated certificate of incorporation or amended and restated bylaws, or (D) any action asserting a claim against NTN or any director or officer or stockholder of NTN governed by the internal affairs doctrine.

Section 8.12 of NTN’s amended and restated bylaws, as amended, also provides that if any provision of Section 8.12 is held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 8.12 (including, without limitation, each portion of any sentence of Section 8.12 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

Section 8.12 may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or with our directors, our officers or other employees, or our other stockholders, which may discourage such lawsuits against us and such other persons.

Section 8.12 is intended to apply to the fullest extent permitted by law to the types of actions specified therein, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the claims specified in Section 8.12 and claims under the federal securities laws. Application of the choice of forum provision in Section 8.12 may be limited in some instances by applicable law. Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, Section 8.12 will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, subject to a limited exception for certain “covered class actions.” The enforceability of choice of forum provisions in other companies’ charter documents similar to Section 8.12 has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against NTN, a future court could find the choice of forum provisions contained in Section 8.12 to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/consent solicitation statement and other written reports and oral statements made from time to time by NTN or Brooklyn may contain so-called forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning NTN, Brooklyn, the proposed Asset Sale, the proposed Merger and other matters, all of which are subject to risks and uncertainties. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NTN and Brooklyn, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “believe,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

●	the risk that the conditions to the closing of the Asset Sale or the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Asset Sale or the Merger;

●	uncertainties as to the timing of the consummation of the Asset Sale or the Merger and the ability of each of NTN and Brooklyn to consummate the Asset Sale or the Merger;

●	risks related to NTN’s ability to correctly estimate its operating expenses and its expenses associated with the Asset Sale or the Merger;

●	unexpected costs, charges or expenses resulting from the Asset Sale or the Merger;

●	competitive responses to the Asset Sale or the Merger;

●	legislative, regulatory, political and economic developments;

●	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Asset Sale or the Merger; and

●	the risk factors set forth under “Risk Factors” above.

The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. NTN can give no assurance that the conditions to the Asset Sale or the Merger will be satisfied.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of NTN, Brooklyn or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/consent solicitation statement are current only as of the date on which the statements were made. Except as required by applicable law, NTN and Brooklyn do not undertake any obligation to publicly update any forward-looking statement to reflect or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

You should not rely upon forward-looking statements as predictions of future events. Neither NTN nor Brooklyn can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

In addition, statements that “NTN believes,” “Brooklyn believes” and similar statements reflect the beliefs and opinions on the relevant subject of NTN, Brooklyn or the combined company, as applicable. These statements are based upon information available as of the date of this proxy statement/prospectus/consent solicitation statement, and while NTN, Brooklyn or the combined company, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that NTN, Brooklyn or the combined company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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THE SPECIAL MEETING OF NTN’S STOCKHOLDERS

Date, Time and Place

The NTN special meeting will be held virtually on March 15, 2021, commencing at 9:00 a.m., Pacific time, and can be accessed by visiting www.virtualshareholdermeeting.com/NTN2021SM, where NTN stockholders will be able to participate and vote online. Online access will begin at 8:45 a.m., Pacific Time, and NTN encourages its stockholders to access the meeting prior to the start time. NTN is sending this proxy statement/prospectus/consent solicitation statement to its stockholders in connection with the solicitation of proxies by NTN’s board of directors for use at the special meeting and any adjournments or postponements of the special meeting.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon the following:

1.	Proposal No. 1 (Merger Share Issuance Proposal). Approval of the issuance of NTN common stock pursuant to the Merger Agreement and the change of control resulting therefrom.

2.	Proposal No. 2 (Reverse Stock Split Proposal). Approval of an amendment to the restated certificate of incorporation of NTN to effect a reverse stock split of NTN common stock, within a range of one new share for every 2 to 10 (or any number in between) shares outstanding. If the reverse stock split is implemented in connection with the Merger, the ratio will be mutually agreed upon by the board of directors of NTN and the managers of Brooklyn, and if not implemented in connection with the Merger, will be determined by the NTN board of directors.

3.	Proposal No. 3 (Increase in Authorized Shares Proposal). Approval of an amendment to the restated certificate of incorporation of NTN to increase the number of authorized shares of its common stock from 15,000,000 shares to 100,000,000 shares.

4.	Proposal No. 4 (Series A Voting Rights Proposal). Approval of an amendment to the restated certificate of incorporation of NTN to grant voting rights to the holders of NTN’s outstanding Series A Convertible Preferred Stock on an as-converted to common stock basis.

5.	Proposal No. 5 (Name Change Proposal). Approval of an amendment to the restated certificate of incorporation of NTN to change the corporate name of NTN from “NTN Buzztime, Inc.” to “Brooklyn ImmunoTherapeutics, Inc.”.

6.	Proposal No. 6 (Asset Sale Proposal). Approval of the Asset Purchase Agreement and the transactions contemplated thereby, including the Asset Sale.

7.	Proposal No. 7 (Stock Plan Proposal). Approval of the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan.

8.	Proposal No. 8 (Transaction Related Executive Compensation Proposal). Approval, on a nonbinding, advisory basis, of the compensation that will be paid or may become payable to the named executive officers of NTN in connection with the Merger and/or Asset Sale.

9.	Proposal No. 9 (Adjournment Proposal). Approval of an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Merger Share Issuance Proposal, the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, the Series A Voting Rights Proposal, or the Asset Sale Proposal.

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Recommendations of the NTN Board of Directors

The NTN board of directors has determined that:

●

The transactions contemplated by the Merger Agreement, including the Merger, the issuance of shares of NTN common stock to Brooklyn’s members pursuant to the Merger Agreement and the change of control resulting therefrom are fair to, advisable and in the best interest of NTN and its stockholders, and has approved and declared advisable the Merger Agreement and the transactions contemplated thereby. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Merger Share Issuance Proposal.

●	The reverse stock split contemplated by the Reverse Stock Split Proposal is fair to, advisable and in the best interest of NTN and its stockholders, and has approved and declared advisable the Reverse Stock Split Proposal. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Reverse Stock Split Proposal.

●	The increase in the authorized common stock of NTN contemplated by the Increase in Authorized Shares Proposal is fair to, advisable and in the best interest of NTN and its stockholders, and has approved and declared advisable the Increase in Authorized Shares Proposal. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Increase in Authorized Shares Proposal.

●	Granting voting rights to the holders of NTN’s Series A Convertible Preferred Stock on an as-converted to common stock basis as contemplated by the Series A Voting Rights Proposal is fair to, advisable and in the best interest of NTN and its stockholders, and has approved and declared advisable the Series A Voting Rights Proposal. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Series A Voting Rights Proposal.

●	The name change contemplated by Name Change Proposal is fair to, advisable and in the best interest of NTN and its stockholders, and has approved and declared advisable the Name Change Proposal. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Name Change Proposal.

●

The Asset Sale contemplated by the Asset Sale Proposal is expedient and in the best interest of NTN and its stockholders, and has approved and declared advisable the Asset Sale Proposal. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Asset Sale Proposal.

●	The adoption of the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan is fair to, advisable and in the best interest of NTN and its stockholders, and has approved and declared advisable the Stock Plan Proposal. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Stock Plan Proposal.

●

The approval of the nonbinding, advisory vote on the compensation that will be paid or may become payable to NTN’s named executive officers in connection with the Merger and/or Asset Sale is advisable and in the best interests of NTN and its stockholders. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Transaction Related Executive Compensation Proposal.

●

Adjourning the special meeting, if necessary, to solicit additional proxies as contemplated by the Adjournment Proposal is advisable to, and in the best interests of, NTN and its stockholders. The NTN board of directors recommends that NTN’s stockholders vote “FOR” the Adjournment Proposal.

Who Can Vote at the Special Meeting

Only stockholders of record at the close of business on the record date of February 8, 2021, are entitled to receive notice of the special meeting and to vote the shares of NTN common stock that they held on that date. As of the record date, there will be approximately 2,976,096 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the special meeting.

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Difference between a “stockholder of record” and a beneficial owner of shares held in “street name”

Stockholder of Record. If you have shares registered directly in your name with NTN’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are considered a “stockholder of record” of those shares. For these shares, your set of proxy materials has been sent to you directly by NTN. You may vote these shares by proxy prior to the special meeting by following the instructions contained on the enclosed proxy card.

Beneficial Owner of Shares Held in Street Name. If you hold shares in a brokerage account or by a bank, trust or other nominee or custodian, then you are considered the beneficial owner of those shares, which are held in “street name.” For these shares, your set of proxy materials has been forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the special meeting. As the beneficial owner, you have the right to instruct that organization as to how to vote the shares held in your account by following the instructions contained on the voting instruction card provided to you by that organization.

How to Vote

Stockholders of Record. If you are a stockholder of record of shares of NTN common stock, there are four ways to vote:

●	Via the Internet. You may instruct the proxies how to vote your shares via the Internet by accessing the website specified on the enclosed proxy card. You will need to have the proxy card in hand when you access the website. If you choose to submit a proxy via the Internet, you do not have to return the proxy card.

●	By Telephone. You may instruct the proxies how to vote your shares by calling the telephone number specified on the enclosed proxy card. You will need to have the proxy card in hand when you call. If you choose to submit a proxy by telephone, you do not have to return the proxy card.

●	By Mail. You may instruct the proxies how to vote your shares by completing the proxy card and mailing it back in the envelope provided.

●	Online During the Meeting. You may vote online during the meeting through the link www.virtualshareholdermeeting.com/NTN2021SM. The 16-digit control number provided on your proxy card is necessary to access this site.

Telephone and Internet proxy submission for stockholders of record will be available up until 11:59 p.m. Eastern time on March 14, 2021, and mailed proxy cards must be received by March 12, 2021 in order to be counted at the special meeting. If the special meeting is adjourned or postponed, these deadlines may be extended.

The proxy holders identified in the proxy card will vote all shares of our stock represented by a properly completed and executed proxy received in time for the special meeting in accordance with the stockholder’s instructions. If you submit your executed proxy but do not fill out the voting instructions on the proxy card, the shares represented by your proxy will be voted in favor of each proposal described in this proxy statement/prospectus/consent solicitation statement.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares of NTN common stock held in street name, you should have received a notice containing voting instructions from the organization that holds your shares (e.g., the brokerage firm, bank, or dealer). Follow the instructions provided by the organization that holds your shares to ensure that your vote is counted. In addition in being able to provide voting instructions to the organization that hold theirs shares, NTN believes most beneficial owners will be able to vote at the meeting using information provided by the organization that holds their shares. Some beneficial owners may need to take additional steps in order to vote at the meeting, including obtaining a legal proxy from the organization that holds their shares. If you have any questions, please contact the organization that holds your shares.

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The voting instruction deadlines and availability of telephone and internet voting instructions for beneficial owners of shares held in “street name” will depend on the voting processes of the organization that holds your shares. Therefore, NTN urges you to carefully review and follow the voting instruction card and any other materials that you receive from that organization.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. NTN’s bylaws provide that a quorum will exist if stockholders holding a majority of the shares of stock issued and outstanding and entitled to vote are present at the meeting in person or by proxy. Abstentions will count as present for establishing a quorum. Broker non-votes will not count as present for establishing a quorum. If a quorum is not present, the meeting may be adjourned until a quorum is obtained.

Proposals Considered “Discretionary” and “Non-Discretionary”

NTN believes that the Reverse Stock Split Proposal and the Adjournment Proposal will be “discretionary” matters under certain rules applicable to brokers, and each of the other proposals will be “non-discretionary” matters under those rules. Under those rules, broker may vote shares held in “street name” on discretionary matters without receiving voting instructions from the beneficial owners of the shares. Brokers may not vote shares held in “street name” on non-discretionary matters if they are not provided with voting instructions by the beneficial owners of the shares. Therefore, if you fail to provide instructions to your broker as to how to vote your shares on a proposal that is a non-discretionary matter, your broker will not have the discretion to vote your shares on that proposal. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Required Vote

The votes required for each proposal are as follows:

●	Proposal No. 1 (Merger Share Issuance Proposal). Assuming a quorum is present, the Merger Share Issuance Proposal will be approved by NTN’s stockholders if a majority of the votes cast on this proposal are “FOR” this proposal. Abstentions will count as votes “AGAINST” this proposal. Broker non-votes will not have any effect on the outcome of this proposal.

●	Proposal No. 2 (Reverse Stock Split Proposal). The Reverse Stock Split Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions will have the same effect as voting against this proposal. This proposal is expected to be a “discretionary matter” under certain rules applicable to brokers, and therefore broker non-votes are not expected on this proposal.

●	Proposal No. 3 (Increase in Authorized Shares Proposal). The Increase in Authorized Shares Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 4 (Series A Voting Rights Proposal). The Series A Voting Rights Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 5 (Name Change Proposal). The Name Change Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 6 (Asset Sale Proposal). The Asset Sale Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock entitled to vote on this proposal vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

●	Proposal No. 7 (Stock Plan Proposal). Assuming a quorum is present, the Stock Plan Proposal will be approved by NTN’s stockholders if a majority of the votes cast on this proposal are “FOR” this proposal. Abstentions will count as votes “AGAINST” this proposal. Broker non-votes will not have any effect on the outcome of this proposal.

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●	Proposal No. 8 (Transaction Related Executive Compensation Proposal). Assuming a quorum is present, the Transaction Related Executive Compensation Proposal will be approved, on a nonbinding, advisory basis by NTN’s stockholders, if a majority of the votes cast affirmatively or negatively on this proposal are “FOR” this proposal. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

●	Proposal No. 9 (Adjournment Proposal). Assuming a quorum is present, the Adjournment Proposal will be approved by NTN’s stockholders if a majority of the votes cast affirmatively or negatively on this proposal are “FOR” this proposal. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

Method of Counting Votes

Each holder of common stock is entitled to one vote at the special meeting on each matter to come before the special meeting for each share held by such stockholder as of the record date. Votes will be tabulated by the inspector of elections appointed for the special meeting, who will also determine whether a quorum is present.

Revoking a Proxy; Changing Your Vote

Stockholders of Record. If you are a stockholder of record, you may revoke your proxy instructions at any time before your shares have been voted by:

●	delivering a written notice of revocation to NTN’s Corporate Secretary;

●	delivering later-dated proxy instructions (either by returning a later-dated proxy card or delivering your voting instructions again by telephone or the Internet (only your latest telephone or Internet voting instructions submitted before 11:59 p.m. Eastern Time on March 14, 2021 will be counted)); or

●	attending the special meeting online and voting online during the meeting before polls close (please note that attending the special meeting, in and of itself, will not revoke your proxy instructions).

Any written notice of revocation or later-dated proxy card should be delivered to the address below so that it is received by NTN’s Corporate Secretary by the close of business on March 12, 2021.

NTN Buzztime, Inc.

Attention: Corporate Secretary

6965 El Camino Real, Suite 105-Box 517

Carlsbad, California 92009

Beneficial Owners of Shares Held in Street Name. If your shares are held in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Solicitation of Proxies

NTN will bear the costs of printing and filing this proxy statement/prospectus/consent solicitation statement and proxy card. In addition to solicitations by mail, NTN’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email, personal interviews and other means. In addition, NTN has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $30,000 in total.

In addition, arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of NTN common stock for the forwarding of solicitation materials to the beneficial owners of NTN common stock. NTN will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

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Voting Results

NTN plans to announce preliminary voting results at the special meeting and to publish final results in a current report on Form 8-K to be filed with the SEC within four business days following the special meeting.

Voting by NTN’s Directors, Executive Officers and Certain Stockholders

NTN’s directors and executive officers, each of whom entered into the support agreement in favor of Brooklyn, beneficially own in the aggregate approximately 6.5% of the outstanding common stock of NTN as of the date of the Merger Agreement, consisting of 166,746 shares of common stock and 1,945 shares of common stock subject to restricted stock units that may settle within, and 23,250 shares of common stock subject to stock options that are exercisable within, 60 days of the date of the Merger Agreement. Under the terms of the support agreements, each of NTN directors and executive officer agreed, solely in his or her capacity as an NTN stockholder, to vote all of the shares of NTN common stock held by him or her in favor of the “parent stockholder matters” (as defined in the Merger Agreement) and against any “acquisition proposal,” as defined in the Merger Agreement and described in the section entitled, “The Merger Agreement—Non-Solicitation.”

As of the date of this proxy statement/prospectus/consent solicitation statement, NTN is not aware of any affiliate of Brooklyn or eGames.com owning any shares of NTN common stock entitled to vote at the special meeting.

No Appraisal Rights

Holders of NTN common stock are not entitled to appraisal rights under Delaware law with respect to any of the proposals to be voted on at the special meeting. For more information about appraisal rights, see the provisions of the DGCL.

Adjournments

If, at the special meeting, the NTN board of directors determines that it is necessary to seek to adjourn the special meeting to seek additional proxies to approve the Merger Share Issuance Proposal, the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, the Series A Voting Rights Proposal, or the Asset Sale Proposal, then the NTN board of directors will move to vote on the Adjournment Proposal. If the stockholders approve the Adjournment Proposal, NTN may adjourn the meeting. If the special meeting is adjourned, NTN is not required to give notice of the time and place of the adjourned meeting if it is to take place within 30 days and if the time and place of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the special meeting, unless the NTN board of directors fixes a new record date for the special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact NTN’s proxy solicitor, The Proxy Advisory Group, LLC, by calling (212) 616-2181.

Other Matters

As of the date of this proxy statement/prospectus/consent solicitation statement, no other business will be presented at the special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/consent solicitation statement. Under NTN’s amended and restated bylaws, only such business shall be conducted at the special meeting as shall have been brought before the meeting pursuant to the notice accompanying this proxy statement/prospectus/consent solicitation statement.

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BACKGROUND OF THE ASSET SALE AND THE MERGER

Historical Background for NTN

The following is a summary of material events, meetings and discussions that are relevant to the decision of the NTN board of directors to approve the Merger Agreement and the Asset Purchase Agreement and to recommend the Merger and the Asset Sale to NTN stockholders.

NTN’s board of directors and management regularly review NTN’s operating and strategic plans in an effort to enhance stockholder value. These reviews involve, among other things, discussions of opportunities and risks associated with NTN’s business, financial condition and product offerings, ways to expand the market for NTN’s product offerings, ways to monetize its network, as well as consideration of strategic alternatives and options available to NTN.

In March 2017, NTN announced that Buffalo Wild Wings chose NTN to be its provider of digital menu, order, and payment functionality, and that rolling out that functionality was a key focus for NTN in 2017.

Between March 2017 and March 2018, NTN and Buffalo Wild Wings worked on software integration matters related to the new functionality.

In March 2018, NTN announced that, following the acquisition of Buffalo Wild Wings by Arby’s Restaurant Group, Inc. (which subsequently rebranded itself as Inspire Brands) and due to the attendant changes with Buffalo Wild Wings’ operations, the rollout of NTN’s expanded functionality was put on hold until Buffalo Wild Wings’ new management assessed all of the programs at Buffalo Wild Wings, with rollout being delayed up to six months.

In March 2018, NYSE Regulation, Inc. notified NTN that it did not comply with NYSE American continued listing standards related to the amount of its stockholders’ equity as of the end 2017. NTN regained compliance in December 2018, but fell out of compliance again in March 2020. NTN’s plan to regain compliance was accepted by NYSE Regulation in June 2020 and NTN was granted through September 27, 2021 to regain compliance. NTN is subject to periodic review by the NYSE Regulation for compliance with initiatives outlined in its compliance plan. If NTN is not in compliance with the continued listing standards by September 27, 2021 or if NTN does not make progress consistent with its compliance plan, NYSE Regulation will initiate delisting proceedings as appropriate. As of the date of this proxy statement/prospectus/consent solicitation statement, NTN has not regained compliance with the continued listing standards related to its stockholders’ equity as of December 31, 2019, March 31, 2020 and June 30, 2020. Completing the Asset Sale and Merger is part of NTN’s plan to regain compliance.

In June 2018, NTN announced that it was continuing to work with Inspire Brands as it integrated Buffalo Wild Wings into its portfolio, that NTN continued to believe that a long-term relationship with Inspire Brands presented numerous opportunities and that, at that time, NTN was not certain to what extent or which of its offerings, if any, would fit within Inspire Brands’ updated brand strategy, or when Inspire Brands would make that determination. NTN also announced that, aside from existing contractual obligations under agreements it had entered into in the ordinary course of business, Inspire Brands had no obligation to continue or to expand its relationship with NTN.

In July 2018, NTN’s board of directors established a strategic committee to oversee a process to identify and evaluate strategic alternatives available to NTN. See “Reasons for the Merger and Asset Sale—NTN Reasons for the Merger and Asset Sale” for a more detailed description of the duties and responsibilities of the strategic committee. The strategic committee initially comprised three non-employee directors: Jeff Berg, Richard Simtob and Gregory Thomas.

In August 2018, NTN engaged D.A. Davidson & Co. (“Davidson”) to render financial advisory and investment banking services to NTN in connection with its review of potential transactions with one or more potential financial or strategic partners. Davidson reported to the strategic committee and the strategic committee oversaw Davidson’s work during its engagement. During the time Davidson was engaged (August 2018 to November 2019), it reached out to approximately 435 parties, either as a potential funding source or strategic partner for NTN. During the time Davidson was engaged, NTN did not enter into any letters of intent or similar agreements or any definitive agreement with any party for a financing or strategic transaction.

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On August 27, 2018 and August 28, 2018, NTN entered into a confidentiality agreement with Company A, a strategic buyer, and Company B, a financial buyer, respectively.

In November 2018, NTN announced that Buffalo Wild Wings determined not to rollout NTN’s digital menu, order, and payment functionality and that its relationship with NTN would continue only in accordance with the existing agreements it had entered into in the ordinary course of business, which would terminate in accordance with their terms in November 2019.

In December 2018, NTN announced that its board of directors was exploring and evaluating strategic alternatives focused on maximizing shareholder value, including, among other things, a potential acquisition of NTN or its assets, and that it had engaged Davidson to assist in the process.

On September 6, 2019, Company B submitted a non-binding indication of interest contemplating the acquisition of the outstanding shares of NTN. During September and October 2019, representatives of NTN and Company B engaged in discussions attempting to clarify the proposal, including whether the per share purchase price contemplated in the indication of interest would be reduced based on NTN’s liabilities as of the closing of the transaction, the duration of the exclusivity period Company B was requesting, and the timeline for the potential transaction. The per share purchase price in the indication of interest ($2.34) was below the closing price of NTN’s common stock on September 6, 2019 ($2.37). On October 25, 2019, Company B ended discussions with NTN because the parties could not agree on terms and process, including regarding the per share purchase price.

On November 5, 2019, Davidson’s engagement with NTN was terminated, and following such termination, the activities of the strategic committee were suspended until further notice.

From the termination of Davidson’s engagement until April 20, 2020, the NTN board of directors, and since April 20, 2020, the strategic committee, continued to oversee the strategic process to examine potential strategic and capital raising transactions and transaction candidates in a broad and inclusive manner. Since the termination of Davidson’s engagement, NTN had discussions with approximately 13 groups, either as a potential financing or strategic partner for NTN.

From August 2019 through April 2020, NTN experienced significant changes in its management team and in the composition of its board of directors, including the voluntary resignation of its former chief executive officer in September 2019, the appointment of if its then chief financial officer, Allen Wolff, as its chief executive officer, the voluntary resignation by five directors between August 2019 to April 2020, and the appointment of three new directors, including Mr. Wolff, when he was appointed as chief executive officer. None of these resignations were due to any dispute with NTN’s board of directors or management team.

On October 11, 2019, Mr. Wolff had a call with representatives of Investor 1, an investment fund the principals of which had expressed interest in a potential financing transaction with NTN from time to time since Mr. Wolff met them at a conference in 2016, regarding a potential capital raising transaction.

On October 15, 2019, NTN entered into a confidentiality agreement with Investor 1.

On October 16, 2019, a representative of Investor 1 sent a draft non-binding term sheet to Mr. Wolff contemplating a convertible preferred stock tranched financing of up to $1.8 million, in which Investor 1 would purchase $110,000 worth of shares upon execution of a definitive agreement, another $110,000 upon the effectiveness of a registration statement that registered for resale by Investor 1 the shares of NTN common stock issuable upon conversion of the preferred stock, and another $110,000 at least every 30 days following the effective date of such registration statement if, among other conditions, the average daily dollar trading volume of the NTN common stock for the 30 preceding trading days was at least a specified minimum amount. The term sheet also contemplated that the preferred stock would be entitled to 8% per annum quarterly dividends, be entitled to vote on an as converted to common stock basis, be convertible in the sole discretion of Investor 1 at the lowest daily volume weighted average price for the five trading days preceding the conversion date, and be redeemable in NTN’s discretion at a price equal to between 110% and 120% of the stated value of each share (which was a 10% premium to the per share purchase price) plus all accrued and unpaid dividends depending on when the redemption occurred. In addition, the term sheet contemplated that, upon execution of the definitive agreement, NTN would issue to Investor 1 a number of shares of NTN common stock with an aggregate value equal to $100,000.

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On October 25, 2019, representatives of Company C, a strategic buyer, sent an unsolicited request to NTN’s management for a meeting to discuss a potential business combination transaction between Company C and NTN. That meeting was held on November 12, 2019.

On November 1, 2019, Mr. Wolff had a call with representatives of Investor 1 to discuss the draft non-binding term sheet received on October 16.

On November 20, 2019, the NTN board of directors held a telephonic special meeting with Mr. Wolff and Ms. Gurrola, NTN’s senior vice president of finance, to discuss, among other matters, the draft non-binding term sheet received on October 16. The board determined not to proceed with discussions with Investor 1 regarding the proposed financing because the proposed terms were not viewed by the board to be in the best interests of NTN or its stockholders.

On November 22, 2019, Mr. Wolff and a representative of Company D, a strategic buyer, discussed strategic partnership opportunities. NTN and Company D entered into a confidentiality agreement on November 26, 2019.

On December 12 and 19, 2019, Mr. Wolff met with representatives of Company A to discuss NTN’s strategy and how it might align with Company A’s vision for expansion and also to discuss possible structures for a strategic transaction.

On December 13, 2019, Mr. Wolff had a call with representatives of Company D to discuss potential strategic opportunities including a potential merger of the companies. Mr. Wolff had calls and meetings with representatives of Company D from time to time between January and June 2020 to discuss potential strategic opportunities between the companies. Mr. Wolff reported on such discussions to the NTN board of directors and the strategic committee throughout this period. Such discussions did not result in material negotiations regarding any potential strategic transaction with Company D, and the effect of the COVID-19 pandemic on their respective businesses made any potential strategic opportunities between the companies problematic. Company D reengaged in discussions with NTN as part of the asset sale process led by Armanino LLP discussed further below.

On January 13, 2020, NTN entered into an asset purchase agreement with Sporcle, Inc. under which NTN agreed to sell all of its assets related to its live hosted knowledge-based trivia events known as Stump! Trivia and OpinioNation for approximately $1.4 million in cash. That transaction closed on January 31, 2020.

On January 29, 2020, representatives of Company C met with NTN’s management at NTN’s headquarters to continue discussions regarding a potential business combination transaction between Company C and NTN. Company C declined to enter into a customary confidentiality agreement with NTN and discussions did not progress.

On February 6, 2020, Mr. Wolff and Ms. Gurrola met with a representative of Company A to further discuss NTN’s strategy and how it might align with Company A’s vision for expansion.

On February 21, 2020, Company A sent a draft non-binding letter of intent to Mr. Wolff for the potential acquisition of NTN. The letter of intent contemplated Company A consummating a reverse merger with a company listed on a foreign stock exchange before it would enter into a definitive agreement with NTN. Under the proposed definitive agreement, NTN would be acquired through a stock exchange in which the common stock consideration of the Company A affiliate would be based on a price of $2.50 per share of NTN common stock or a mutually agreeable calculation based on the volume weighted average price of NTN common stock. The letter of intent also contemplated a 120-day exclusivity period that would extend for an additional 30 days if Company A was working in good faith to consummate the transaction at the initial expiration date.

On February 24, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater Law Group, LLP, NTN’s outside corporate legal counsel, to discuss the draft non-binding letter of intent received from Company A on February 21. The board instructed management and Breakwater to negotiate the letter of intent, including to remove the exclusivity provision proposed by Company A.

On February 26, 2020, Messrs. Gottlieb, Simtob and Wolff and Ms. Gurrola had a telephonic meeting with representatives of Company A to discuss the non-binding letter of intent Company A submitted on February 21. Also discussed was the likelihood and timing of Company A’s potential reverse merger with the company listed on a foreign stock exchange.

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On February 28, 2020, Mr. Wolff sent a revised draft of the non-binding letter of intent to Company A, which, among other things, removed the exclusivity provision.

On March 6, 2020, Mr. Wolff met with representatives of Company B to discuss a potential asset sale transaction and the possibility of Company B providing debt financing to NTN. Mr. Wolff arranged for the meeting with Company B because of Company B’s prior interest in NTN’s business.

On March 17, 2020, NTN announced its financial results for the three and twelve months ended December 31, 2019 and that it had entered into an amendment to its loan and security agreement with Avidbank. In connection with entering into the amendment, NTN made a $433,000 payment on its term loan and a $350,000 principal prepayment, reducing the outstanding principal balance of its term loan to $2.0 million. Under the amendment, the minimum earnings before interest, taxes, depreciation and amortization, or EBITDA, covenant in the original loan and security agreement was replaced with a monthly minimum asset coverage ratio covenant, and the minimum liquidity covenant in the original loan and security agreement was amended to require that the aggregate amount of unrestricted cash NTN had in deposit accounts or securities accounts maintained with Avidbank must be at all times not less than the principal balance outstanding under the term loan. The amendment also accelerated the maturity date of the term loan from September 28, 2022 to December 31, 2020 and, commencing on April 30, 2020, NTN had to make principal plus accrued interest payments on the last day of each month, such that all amounts owed under the loan and security agreement would be repaid by December 31, 2020. The monthly principal payments increased from $83,333 to $125,000 for each of April, May and June, to $300,000 for each of July, August, September, October and November, and to $125,000 for December 2020.

On March 19, 2020, NTN filed its annual report on Form 10-K for the year ended December 31, 2019. In that report, NTN reported on the effect of the COVID-19 pandemic on its business, particularly resulting from the effect of the pandemic on the restaurant and bar industry. The Form 10-K reported that management concluded there was substantial doubt about NTN’s ability to continue as a going concern through March 19, 2021, and that NTN had reduced its headcount from 74 employees at January 1, 2020, to 39 employees at March 16, 2020.

The effects of the pandemic on the restaurant and bar industry began to significantly affect NTN’s business, cash flows from operations and liquidity in the second quarter of 2020 as various levels of governmental authorities recommended or mandated restrictions on the business operations of restaurants and bars across the United States, including the shut down or suspension of all on-site dining in restaurants and the closure of bars. At its peak, approximately 70% of NTN’s customers requested that their subscriptions to NTN’s service be temporarily suspended and NTN was collecting less than 25% of the revenues it was collecting on a weekly basis before the pandemic.

During meetings held since late-March 2020 through the date of this proxy statement/prospectus/consent solicitation statement, the NTN board of directors and the strategic committee received updates from time to time from management regarding, and monitored risks relating to, the potential near-term and long-term impact that the pandemic could have on NTN’s business and financial condition, NTN’s near-term sources and uses of cash, the additional measures NTN could consider implementing to reduce operating expenses and to preserve capital in light of the potential near-term and long-term impact of the pandemic on its business, the potential impact the pandemic could have on NTN’s ability to service its debt obligations and to meet its financial covenants under its loan and security agreement with Avidbank, and negotiations with Avidbank to obtain possible covenant or payment relief or accommodations under the loan and security agreement. NTN’s ability to service its debt obligations and to meet one or more of its financial covenants was repeatedly in doubt. To reduce operating expenses and to preserve capital, among other actions taken, NTN:

●	implemented a reduction in force on March 27 (further reducing its headcount to 17 total employees);

●	deferred payment of 45% of Mr. Wolff’s annual base salary payments between May 1, 2020 and October 31, 2020 until the earlier of October 31, 2020 or such time as the NTN board of directors determines in good faith that NTN is in the financial position to pay his accumulated deferred salary;

●	suspended or eliminated capital projects;

●	aggressively managed its payables; and

●	negotiated an early termination of the lease for its corporate headquarters.

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On March 19, 2020, Mr. Gottlieb, a member of the NTN board of directors, introduced Mr. Wolff to the chief executive officer of Company E, a company interested in pursuing a reverse merger with an exchange listed company in the United States such as NTN. Later that day, NTN entered into a confidentiality agreement with Company E, and Mr. Wolff had a call with the chief executive officer of Company E to discuss a potential reverse merger between NTN and Company E.

On March 20, 2020, Mr. Wolff had a call with a representative of Company A to discuss the status of Company A’s efforts to raise capital and the effect that the pandemic had on its business and the possible strategic transaction with NTN. Mr. Wolff was informed that Company A did not secure the capital it needed to pursue a possible strategic transaction with NTN and that its business and operations were negatively impacted by the pandemic.

On March 23, 2020, Mr. Wolff had a call with a representative of Company C to discuss the impact of the pandemic on the businesses of NTN and Company C.

On March 20, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to, among other matters, receive an update from Mr. Wolff regarding his recent discussions with Companies A, C and D. In addition, the Breakwater representative reviewed for the members of the board the fiduciary duties of directors. The board requested that management arrange a meeting with restructuring counsel to provide the board with additional advice before it determined a course of action to pursue.

On March 23, 24, 25 and 27, 2020, the NTN board of directors held telephonic special meetings with Ms. Gurrola and a representative of Breakwater to, among other matters, receive an update from Mr. Wolff’s regarding his recent discussions with the chief executive officer of Company E regarding a potential reverse merger with NTN. The board instructed management to continue discussions with Company E representatives regarding a potential reverse merger.

On March 24, 2020, Mr. Gottlieb, Mr. Wolff, Ms. Gurrola and a representative of Breakwater had a call with representatives of Company E to discuss NTN’s contractual obligations and the outlook of NTN’s business in light of the uncertainty surrounding the pandemic.

On April 1, 2020, Mr. Wolff had a call with a representative of Investor 1 to revisit the terms of the draft non-binding term sheet Investor 1 delivered in October 2019 and to discuss other possible equity financing structures.

Also on April 1, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola, a representative of Breakwater, and a representative of DLA Piper, LLP, NTN’s restructuring counsel, to discuss, among other matters, restructuring alternatives. In addition, representatives of Breakwater and DLA Piper reviewed for the members of the board the fiduciary duties of directors in considering a restructuring or strategic transaction. The board instructed Mr. Wolff to schedule a meeting with Company E representatives to provide an opportunity for the board to learn more about Company E’s business and financial condition, and to perform more due diligence on Company E.

On April 2 and 3, 2020, Mr. Wolff, Ms. Gurrola and Ms. Miller had introductory calls regarding potential restructuring transaction services with two firms specializing in restructurings, one of which was Armanino, LLP (“Armanino”).

On April 3, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and two representatives of Company E to receive a presentation from such representatives regarding Company E’s business and financial condition.

On April 9, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to discuss, among other matters, alternatives NTN could explore if NTN did not enter into a definitive agreement for the potential reverse merger with Company E, including a restructuring transaction, and to receive an update on the calls that Mr. Wolff, Ms. Gurrola and Ms. Miller had with representatives of Armanino and the other restructuring firm.

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On April 10, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and representatives of Armanino to discuss, among other matters, Armanino’s potential engagement to assist NTN in exploring possible restructuring transactions, including an assignment for the benefit of creditors transaction (“ABC”) and other services Armanino could provide before commencing an ABC, including strategic advisory, financial advisory, and creditor negotiation services. After the Armanino representatives left the meeting, the board discussed engaging Armanino and authorized management to negotiate engagement terms for the board’s review and approval.

Later on April 10, 2020, the chief executive officer of Company E sent to Mr. Wolff a draft non-binding letter of intent for a potential reverse merger with NTN, under which, subject to adjustment, the ownership percentage of Company E’s stockholders of the combined company immediately following the closing would be 93.3% on a fully diluted basis and Company E would arrange for $3.0 million to be invested in NTN at the closing in exchange for the issuance of such securities of NTN as Company E would determine.

On April 11, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to discuss the non-binding letter of intent submitted by Company E the day before. The board instructed Mr. Wolff, Ms. Miller and Mr. Simtob to work with management and Breakwater to revise the non-binding letter of intent to address preliminary concerns the board had with the non-binding letter of intent, including that it referenced the parties entering into a subsequent non-binding “final letter of intent,” the timeline for the potential reverse merger, the certainty that Company E could raise sufficient capital in a timely manner to pursue the potential reverse merger, that the combined company would meet the initial listing standards for listing on the NYSE American, and the target ownership percentages of the combined company.

On April 14, 2020, Ms. Gurrola sent a revised draft of the non-binding letter of intent to the chief executive officer of Company E that, among other things, removed the exclusivity provision, clarified the amount of capital that Company E would need to raise by the time the parties signed a definitive agreement for the reverse merger and how much capital Company E would have by the closing of the potential reverse merger, clarified the amount and type of liabilities of NTN that would need to be paid by Company E at the closing of the potential reverse merger, and contemplated that the letter of intent would terminate on April 24 if a draft of the definitive agreement consistent with the letter of intent was not delivered to NTN by Company E by such date.

On April 15, 2020, a representative of Investor 2, a financial buyer, sent a message to Mr. Thomas via a social networking platform expressing interest in a potential strategic transaction or capital raising transaction with NTN. The following date, NTN entered into a confidentiality agreement with Investor 2.

On April 18, 2020, NTN received a $1.6 million loan under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act (the “PPP Loan”).

On April 20, 2020, the NTN board of directors held a telephonic regular meeting with Ms. Gurrola and a representative of Breakwater at which the board determined to revive the strategic committee it established in July 2018 to assist the board in evaluating potential strategic transactions involving NTN and/or its assets, and to recommend to the board for its consideration and approval any such transaction that the strategic committee determines merits the board’s consideration. The board appointed Mr. Wolff and two non-employee, independent directors (Susan Miller and Richard Simtob) as members of the strategic committee, with Mr. Wolff to serve as chair, provided that if discussions relating to a potential strategic transaction begin to involve a situation in which Mr. Wolff may have interests in the potential transaction that differ from the interests of NTN’s other stockholders in such transaction, including, for example, if he was offered an employment position with the third party, the board would reassess the composition of the strategic committee.

On April 22, 2020, the chief executive officer of Company E sent to Mr. Wolff and Ms. Gurrola a revised draft of the non-binding letter of intent that, among other things, contemplated that the closing of Company E’s capital raise necessary to pursue the reverse merger could occur after the time that NTN and Company E signed a definitive agreement for the reverse merger, that raising such capital would be a condition to closing the reverse merger, that NTN would have to pay all of its outstanding liabilities at the closing of the reverse merger, and extended the expiration date of the letter of intent to May 24, 2020.

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On April 23, 2020, the strategic committee held a telephonic meeting with Mr. Thomas, Ms. Gurrola, a representative of Breakwater and representatives of Armanino to receive a presentation from Armanino regarding its initial analysis of NTN’s cash position and to discuss NTN’s secured and unsecured obligations. The committee requested that, at a future meeting, Armanino provide the committee with information and analysis regarding options the committee could consider and evaluate in light of NTN’s current and forecasted financial condition, including a reorganization, an ABC, a bankruptcy, a liquidation, and similar transactions.

On April 23, 2020, Mr. Wolff contacted a representative of Company F, a strategic buyer, to discuss a possible reverse merger with NTN. Ms. Gurrola met a representative of Company F in January 2020 when Company F explored subleasing office space within NTN’s corporate headquarters. NTN and Company F entered into a confidentiality agreement on April 27.

On April 24, 2020, Mr. Wolff had a call with a representative of Investor 2 to discuss potential opportunities for reverse mergers with parties Investor 2 might identify for NTN.

Also on April 24, 2020, the strategic committee held a telephonic meeting with Mr. Thomas, Ms. Gurrola, and a representative of Breakwater to, among other matters, receive an update from Mr. Wolff regarding his recent discussions with a representative of Company F, and to discuss the draft letter of intent NTN received from Company E on April 22, 2020, including the uncertainty regarding Company E’s ability to raise capital and that raising such capital would be a condition to closing the reverse merger. The committee also discussed whether the amount of capital Company E intended to raise would put the combined company in a position to satisfy the initial listing standards of the NYSE American. The committee instructed management to work with Breakwater to revise the draft letter of intent consistent with the committee’s discussion and to continue discussions with Company E representatives.

On April 27, 2020, Ms. Gurrola sent a revised draft of the non-binding letter of intent to the chief executive officer of Company E that, among other things, contemplated Company E would enter into definitive agreements with investors for the capital raise Company E required to pursue the reverse merger before NTN and Company E entered into a definitive agreement for a potential reverse merger, removed Company E’s capital raise as a condition to closing the reverse merger, contemplated that Company E would have sufficient cash at closing to pay, and would pay, all of NTN’s outstanding liabilities at the closing of the reverse merger, and changed the expiration date of the letter of intent to May 8, 2020.

On April 29 and 30, 2020, Mr. Wolff had calls with representatives of potential lenders for a bridge loan for NTN to help ensure that NTN had sufficient cash to fund operations and to continue to explore and complete a strategic transaction, and with a third party electronic equipment purchaser regarding the possibility of purchasing NTN’s electronic equipment to help address NTN’s liquidity concerns.

On April 29, 2020, the strategic committee held a telephonic meeting with Mr. Thomas, Ms. Gurrola, a representative of Breakwater and representatives of Armanino to, among other matters, discuss possible restructuring alternatives if no strategic transaction were consummated.

Also on April 29, 2020, Mr. Wolff had a call with a representative of Investor 5, a financial buyer introduced to Mr. Wolff by Armanino, to discuss Investor 5’s investment profile and a potential short term debt financing for NTN. NTN entered into a confidentiality agreement with Investor 5 the following day.

On April 30, 2020, Mr. Wolff had a call with the chief executive officer of Company E to discuss the listing standards that would be required to be met for the company resulting from the reverse merger to continue to be listed on the NYSE American and a timeline for a potential reverse merger. Company E’s chief executive officer informed Mr. Wolff that Company E expected to raise the capital it required to pursue the reverse merger by May 15, 2020.

On May 1, 2020, the strategic committee held a telephonic meeting with Ms. Gurrola, a representative of Breakwater and representatives of Armanino to discuss options NTN could consider to help preserve cash and extend its cash runway to provide additional time to explore strategic transactions, and also to discuss possible restructuring alternatives if no strategic transaction were consummated. The committee also received an update from Mr. Wolff regarding his call with Company E’s chief executive officer the day before and regarding his recent discussions with potential lenders for a bridge loan and the third party electronic equipment purchaser.

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On May 1, 4, and 6, 2020, Mr. Wolff had a call with the chief executive officer of Company E to discuss and receive updates regarding the capital raise Company E required to pursue to have sufficient capital to satisfy the minimum listing standards of the NYSE American at the closing of the potential reverse merger.

Also on May 1, 2020, in response to an unsolicited message Mr. Wolff received from the principal of Investor 3, a financial buyer expressing interest in leading a capital raising transaction for NTN, Mr. Wolff and the principal of Investor 3 had a call to discuss Investor 3’s interest. Following that call, NTN’s standard mutual confidentiality agreement was provided to Investor 3 for review and signature.

On May 4, 2020, Investor 2, on behalf of itself and Investor 4, submitted a draft non-binding letter of intent to Mr. Wolff contemplating a common stock and warrant financing, such that on a post-transaction basis, the investment vehicle formed by Investor 4 would own approximately 56% of NTN’s outstanding common stock, and NTN would pursue acquisitions of other companies targeted by Investor 4 for which an affiliate of Investor 4 would receive compensation equal to 7% of the value of each transaction from NTN. The draft non-binding letter of intent contemplated the initial issuance of shares representing up to 19.99% of NTN’s outstanding common stock at a per share price equal to the lower of $1.00 and 90% of the average closing price for the five trading days preceding the purchase, and the issuance of warrants (at a 100% coverage ratio) with an exercise price of $1.50 per share exercisable on a cashless basis. The draft non-binding letter of intent was unclear when and at what price additional shares would be sold to the investment vehicle to bring its ownership to the 56% referenced in the draft non-binding letter of intent. NTN entered into a confidentiality agreement with Investor 4 that same day.

On May 5, 2020, the strategic committee held a telephonic meeting with Ms. Gurrola and a representative of Breakwater to receive an update from Mr. Wolff regarding his recent discussions with the chief executive officer of Company E. Mr. Wolff also informed the committee that, based on recent communications with representatives of Company F, a potential strategic transaction with Company F would be complex and potentially require a longer period of time to complete because of its listing on a foreign stock exchange. The committee also discussed the draft non-binding letter of intent submitted the day before by Investors 2 and 4. The committee instructed Breakwater and management to continue discussions with Investors 2 and 4 to clarify certain of the proposed terms, including how much would be invested in NTN in the near-term.

Between May 5 and May 7, 2020, Ms. Miller, Mr. Wolff and a representative of Breakwater each had discussions with representatives of Investors 2 and 4 to better understand the transactions contemplated by the draft non-binding letter of intent submitted on May 4. During one call, the Investor 2 representative clarified that the investment vehicle proposed to purchase only such number of shares of NTN common stock that represent 19.99% of the outstanding shares of NTN’s common stock (approximately $600,000 worth based on the then current trading price of the NTN common stock) to avoid subjecting the transaction to the stockholder approval requirements of the NYSE American, that NTN would issue additional shares of its common stock to the target companies identified in the future by the investment vehicle and for which an affiliate of Investor 4, which was in the process of becoming a licensed and registered broker, would receive compensation equal to 7% of the value of each transaction, payable in additional shares of NTN common stock from NTN, and that, in connection with the initial approximately $600,000 investment, a representative from each of Investors 2 and 4 would be appointed to the NTN board of directors, and one of them would potentially be appointed as an executive officer of NTN.

On May 6, 2020, the chief executive officer of Company E sent to Mr. Wolff a revised draft of the non-binding letter of intent that extended its expiration date to May 22, 2020.

On May 7, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to, among other matters, discuss alternatives if NTN could not sustain operations, including operating on a limited basis, declaring bankruptcy, or pursuing an ABC or an orderly wind-down and liquidation. Mr. Wolff also provided the board with an update on NTN’s need for capital to help ensure it has sufficient cash to fund operations through the completion of a strategic transaction, including the potential reverse merger with Company E.

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Later on May 7, 2020, the strategic committee held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to, among other things, receive an update from Ms. Miller, Mr. Wolff and the representative of Breakwater regarding their respective discussions with representatives of Investors 2 and 4. Based on the preliminary terms proposed by Investors 2 and 4 and the discussions with their representatives, the committee determined that their proposed capital raising transaction did not appear to be in the best interests of NTN or its stockholders because of, among other reasons, the significant dilution to NTN’s stockholders and the committee’s view that such a dilutive financing would negatively impact the value to NTN’s stockholders of the potential reverse merger with Company E. The committee requested that Mr. Wolff communicate the same to Investors 2 and 4 and to end negotiations with Investors 2 and 4, and to discuss with Company E the possibility of it providing financing to NTN to help ensure that NTN had sufficient cash to fund operations through the completion of the potential reverse merger with Company E or another reverse merger partner and, if not, if it would object to NTN selling all or substantially all of its assets to a third party in connection with the reverse merger with Company E. Mr. Wolff made the requested communication to Investors 2 and 4 on May 11, and Mr. Wolff had a call with the chief executive officer of Company E as requested by the committee later that day on May 7. Company E’s chief executive officer suggested that it would be unlikely that Company E would provide such financing and that it would not object to NTN selling all or substantially all of its assets to a third party in connection with the reverse merger with Company E.

On May 8, 2020, Investor 1 submitted a draft non-binding letter of intent to Mr. Wolff for a convertible debt financing. Mr. Wolff previously contacted Investor 1 to inquire if it remained interested in providing NTN with financing to help NTN fund operations through the completion of a strategic transaction, including the potential reverse merger with Company E. The letter of intent was for a senior secured $500,000 10% original issue discount convertible note financing, half of which would be funded upon execution of a definitive agreement and the other half of which would be funded when a registration statement registering the shares underlying the note was declared effective by the SEC. The draft non-binding letter of intent also contemplated that principal and accrued interest would mature nine months from the date of each funding, that the principal would accrue interest at 10% per annum, that the proceeds were to be used strictly to effectuate a strategic transaction, that NTN would issue 50,000 shares of NTN common stock to Investor 1 upon execution of a definitive agreement, and that the outstanding amounts under the note would be convertible, at any time and at the discretion of Investor 1, into shares of NTN common stock at $1.00 per share (which was substantially less than the market price of NTN’s common stock), which would decrease to $0.80 per share if NTN’s common stock lowest reporting trading price was equal to or less than $1.00 for any two consecutive trading days, and would further decrease to $0.64 per share if NTN’s common stock lowest reporting trading price was equal to or less than $0.80 for any two consecutive trading days. The draft non-binding letter of intent also contemplated a mandatory redemption of the note if and when NTN raised $1.0 million, in which case NTN would owe Investor 1 an amount equal to 115% to 135% of the amounts outstanding under the note when redeemed. The note would also have a prepayment penalty ranging from 115% to 135% depending on when it was prepaid.

On May 11, 2020, the strategic committee held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to discuss, among other matters, the possibility of selling all or substantially all of NTN’s assets to a third party in circumstances where a different third party with a business that was not complimentary to NTN’s business was interested in a reverse merger with NTN, and to discuss the terms of the revised draft non-binding letter of intent received from Company E on May 6. The strategic committee authorized management to enter into the non-binding letter of intent with Company E. The following day, NTN and Company E entered into the non-binding letter of intent for a potential reverse merger on the terms of the letter of intent Ms. Gurrola sent to Company E on April 27, with the expiration date extended to May 22, 2020.

On May 12, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola, a representative of Breakwater and a representative of DLA Piper to discuss, among other matters, NTN’s obligations to Avidbank and other payment obligations and the sources of funds to satisfy the same. In addition, representatives of Breakwater and DLA Piper reviewed for the members of the board the fiduciary duties of directors in considering a restructuring or strategic transaction. The board determined to continue to pursue potential strategic transactions and to reassess NTN’s financial condition from time to time to consider whether an ABC or a similar transaction would be in the best interests of NTN’s stockholders and other stakeholders that the NTN board of directors had to consider in the discharge of its fiduciary duties.

On May 13, 2020, Mr. Wolff had a call with a representative of Company B to discuss Company B possibly acquiring all of NTN’s assets in a parallel transaction with the potential reverse merger with Company E.

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Between May 14 and May 20, Mr. Wolff had calls with the chief executive officer of Company E to discuss Company E’s progress to raise capital in order to proceed with the reverse merger contemplated in the non-binding letter of intent between the parties.

On May 14, 2020, NTN entered into a confidentiality agreement with Investor 3. The following day and through May 30, 2020, Mr. Wolff and Ms. Gurrola communicated with a representative of Investor 3 regarding a potential capital raising transaction led by Investor 3. Mr. Wolff and Ms. Gurrola reported on such matters to the NTN board of directors and the strategic committee throughout this period. As discussed in more detail below, discussions between NTN and Investor 3 did not result in a formal proposal from Investor 3 and following the time when NTN and Brooklyn entered into the non-binding letter of intent on June 12, 2020, there were no further discussions between NTN and Investor 3 representatives regarding a potential capital raising transaction.

Also on May 14, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola, a representative of Breakwater and a representative of Armanino to discuss, among other matters, the possibility of engaging Armanino to advise NTN in connection with a process to sell all or substantially all of NTN’s assets. Mr. Wolff also informed the board that, with the board’s permission, he intended to continue, or attempt to re-start, discussions regarding a potential strategic or capital raising transaction with Companies A, D, and F and Investor 3.

On May 18, 2020, a representative of a consulting firm contacted Mr. Wolff and Ms. Gurrola and presented a company he identified as its client that could be a potential reverse merger partner for NTN. That company was not prepared to pursue a reverse merger on NTN’s timeline.

On May 20, 2020, Mr. Wolff called a representative of Company G, a strategic buyer, to discuss a possible strategic transaction. Mr. Wolff met Company G’s representative in January 2020 through networking. NTN entered into a confidentiality agreement with Company G the following day.

Also on May 20, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to, among other matters, receive an update from Mr. Wolff regarding his recent discussions with representatives of Company H. The board also discussed the proposed terms of Armanino’s engagement to advise NTN in connection with a process to sell all or substantially all of its assets, and authorized management to engage Armanino to advise NTN in connection with that process. NTN engaged Armanino on May 22.

On May 21, 2020, the strategic committee held a telephonic special meeting with Ms. Gurrola, a representative of Breakwater, and a representative of Armanino to receive an update from Mr. Wolff regarding his recent discussions with representatives of Company D.

On May 22, 2020, the non-binding letter of intent between NTN and Company E expired in accordance with its terms because Company E did not submit a draft definitive agreement to NTN by that date. Company E also had not secured the capital it required to pursue the reverse merger. Discussions between the parties regarding a potential strategic transaction ended at this time.

On May 23, 2020, a representative of the same consulting firm who called Mr. Wolff on May 18 called Mr. Wolff to suggest a different company as a potential reverse merger partner for NTN and identified that company as Brooklyn. NTN and Brooklyn entered into a confidentiality agreement on May 25.

On May 25, 2020, Mr. Wolff had a call with the principal of Investor 3 regarding the terms of a potential equity financing proposed by Investor 3 that contemplated Investor 3 investing at least $600,000, or a lesser amount to ensure that Investor 3 would not be acquiring 20% or more of NTN’s outstanding common stock, Investor 3 receiving equity that represented approximately 20% of NTN’s outstanding common stock on a fully diluted basis, and Investor 3 having the right to appoint a majority of NTN’s board of directors.

On May 26, 2020, Mr. Wolff had a call with a representative of Investor 5 to further discuss Investor 5 providing NTN with short term debt financing.

On May 28, 2020, representatives of NTN, including Mr. Wolff, had a call with representatives of Company G to discuss the possible sale of all or substantially all of NTN’s assets Company G, and Mr. Wolff had a call with the principal of Investor 2 to discuss the draft non-binding letter of intent submitted by Investor 2 on May 8.

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Also on May 28, 2020, Mr. Wolff and Ms. Gurrola received a draft non-binding letter of intent from Maxim on behalf of Brooklyn regarding a potential reverse merger, along with a presentation regarding Brooklyn and its business. This draft letter of intent ascribed a fully diluted equity valuation of $8.5 million to NTN, assuming it had no cash or debt, and of $135.0 million to Brooklyn, assuming it had $10.0 million in cash; contemplated the issuance to Brooklyn’s members of shares of NTN common stock having an aggregate equity value of $135.0 million; contemplated that NTN would pay Brooklyn a $75,000 termination fee if the reverse merger did not close for any reason, other than Brooklyn not proceeding with the transaction; and contemplated a 120-day exclusivity period in favor of Brooklyn, which would automatically extend for 30 days if the parties were negotiating in good faith.

On May 28, 2020, Investor 5 submitted a non-binding indicative proposal to Ms. Gurrola and Mr. Wolff contemplating an up to $2 million senior secured loan to be used to pay-off the amount NTN owed to Avidbank. The proposal also contemplated an upfront loan origination fee of 1.5% of the loan, that the loan would mature on the earlier of six months after funding and 45 days before the maturity date of the earliest to mature subordinate debt, and that 110% of the loan would be due at maturity.

On May 29, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola and a representative of Breakwater to, among other things, receive an update from Mr. Wolff regarding recent discussions with representatives of Investor 3, and to discuss the terms of the draft non-binding letter of intent for a convertible note financing NTN received on May 8 from Investor 1, the non-binding indicative proposal received on May 28 from Investor 5, and the draft non-binding letter of intent received on behalf of Brooklyn on May 28. The board determined not to actively pursue discussions with either Investor 1 or 5 because the proposed financing terms, in the view of the board, were not in the best interests of the Company and its stockholders. The board authorized management to work with Breakwater to negotiate the non-binding letter of intent for a reverse merger with Brooklyn.

Between May 29 and June 1, 2020, Mr. Wolff, Ms. Gurrola and a representative of Breakwater had communications regarding the draft non-binding letter of intent for a reverse merger with Brooklyn, including relating to the ascribed equity value to each of NTN and Brooklyn, Brooklyn’s cash position at the closing of the potential reverse merger, the termination fee provisions and the duration of the exclusivity period. The ascribed equity values to each of NTN and Brooklyn ($8.5 million to NTN, assuming it had no cash or debt, and $135.0 million to Brooklyn, assuming it had $10.0 million in cash) were initially proposed by Brooklyn based, with respect to NTN, on Brooklyn’s assessment of the value of a public company listed on a national securities exchange with no assets or liabilities, and, with respect to Brooklyn, in part based on the amount invested in Brooklyn’s technology to date (over $200 million, including approximately $23 million by a group of Brooklyn’s members since the fourth quarter of 2018) and in part on the value of similarly situated public companies. Brooklyn’s representatives informed Mr. Wolff and Ms. Gurrola that the ascribed equity values were non-negotiable from Brooklyn’s perspective.

Also on May 29, 2020, Mr. Wolff had a call with a representative of Company G to continue discussions regarding the possible sale of NTN’s assets to Company G, and Mr. Wolff called an individual whom he met at an industry conference a few years prior to that time who recently was involved in a reverse merger transaction, in order to discuss reverse merger transactions generally. That individual introduced Mr. Wolff to representatives of Company H who he thought might be interested in a reverse merger transaction with NTN.

On May 30, 2020, Mr. Wolff introduced representatives of eGames.com and each of Companies B, D, F and G to Armanino as parties potentially interested in acquiring all or substantially all of NTN’s assets. The representative of eGames.com that Mr. Wolff introduced to Armanino was Aram Fuchs, the owner of eGames.com. In addition to eGames.com’s legal advisors, Mr. Fuchs was the only individual who communicated and negotiated on behalf of eGames.com. Mr. Fuchs was previously a stockholder of NTN and a fan of its trivia games. Mr. Fuchs owns several businesses, including various entertainment and trivia apps and online businesses that offer both single and multi-player games and coaching for video games. Mr. Wolff previously had communications with Mr. Fuchs in his capacity as an NTN stockholder and was aware of Mr. Fuchs’ interest in NTN’s business and the market it served.

On June 3, Armanino began to contact parties who it and NTN management believed may be potentially interested in acquiring all or substantially all of NTN’s assets. Armanino identified and contacted over 130 parties and set management calls and meetings with over at least 13 parties. On June 3, 2020, Armanino sent to parties who signed confidentiality agreements a process letter requesting proposals for acquiring all or substantially all of NTN’s assets be submitted to Armanino by June 26, 2020. Armanino’s activities resulted in five companies submitting non-binding indications of interest to acquire all or substantially all of NTN’s assets, three of which are discussed in more detail below. The fourth and fifth parties who submitted non-binding indications of interest indicated that they would be interested in purchasing all or substantially all of NTN’s assets for approximately $500,000, and NTN did not pursue further discussions with them.

On May 31, 2020, a call was held to introduce NTN and Brooklyn personnel and to discuss the potential reverse merger and the draft letter of intent received from Maxim on behalf of Brooklyn on May 28. Mr. Wolff, Ms. Gurrola, Ron Guido, Brooklyn’s chief executive officer, Charles Cherington, a member of the board of managers of, and an investor in, Brooklyn, and representatives of Maxim, Akerman LLP, outside counsel to Brooklyn, and Breakwater participated in the call.

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On June 1, 2020, Mr. Wolff had a call with a representative of Investor 1 to discuss the proposed terms of the draft non-binding letter of intent received from Investor 1 on May 8. Investor 1 was unwilling to consider revisions to the letter of intent that would be more favorable to NTN and discussions did not proceed.

On June 1, 2020, Breakwater sent to Akerman a revised draft of the non-binding letter of intent for the proposed reverse merger with Brooklyn. This draft noted that the ascribed equity valuations of the parties and the related formula for determining the number of shares NTN would issue in the merger were subject to further review, introduced a condition that Brooklyn have not less than $10.0 million in cash as of immediately prior to the closing, contemplated that each of NTN and Brooklyn would pay the other a termination fee in an amount, and under specified circumstances, to be agreed upon by the parties in the definitive agreement, and contemplated a 14-day exclusivity period in favor of Brooklyn, which would automatically extend for 72 hour periods if the parties were negotiating in good faith.

Between June 1 and June 4, 2020, Mr. Wolff, Ms. Gurrola and a representative of Breakwater had communications regarding the terms of the draft non-binding letter of intent for a reverse merger with representatives of Maxim and Akerman, including relating to the amount of debt that NTN could have at the closing of the reverse merger and the duration of the exclusivity period in favor of Brooklyn.

On June 3, 2020, Mr. Wolff and Ms. Gurrola had a call with representatives of Company H to discuss a potential reverse merger between NTN and Company H.

On June 4, 2020, Akerman sent a revised draft of the non-binding letter of intent to Breakwater. The revised draft contemplated that NTN could have up to $3.0 million in debt, expenses and liabilities at the closing of the reverse merger, and if NTN had any debt, expenses or liabilities at the closing, the ownership of NTN’s stockholders in the combined company as of the effective time of the reverse merger would decrease from 5.92% to 3.57% depending on the amount of such debt, expenses and liabilities, and the ownership of Brooklyn’s equity holders in the combined company as of the effective time of the reverse merger would increase accordingly. The revised draft also contemplated that the ownership of Brooklyn equity holders in the combined company as of the effective time of the reverse merger would further increase if Brooklyn had more than $10.0 million in cash at the closing of the reverse merger. The revised draft also included a 45-day exclusivity period and changes to the termination fee provisions, including that NTN would pay a $75,000 termination fee or a $750,000 termination fee if NTN terminated the transaction under specified circumstances, and that Brooklyn would pay a $75,000 reverse termination fee if Brooklyn’s equity holders did not approve the reverse merger.

On June 4 and 5, 2020, the strategic committee held telephonic special meetings with Ms. Gurrola and a representative of Breakwater to, among other matters, discuss the revised draft non-binding letter of intent NTN received on behalf of Brooklyn on June 4, including the provisions related to the formula for determining the number of shares NTN would issue in the Merger, the duration of the exclusivity period, and the amounts of the termination fees and the circumstances under which they would be payable. The committee instructed Breakwater to revise the non-binding letter of intent consistent with the committee’s discussion and to circulate a revised draft to the committee for review and approval.

Between June 5 and June 7, 2020, revised drafts of the non-binding letter of intent for the proposed reverse merger with Brooklyn were reviewed by the strategic committee.

On June 7, 2020, Ms. Gurrola sent a revised draft of the non-binding letter of intent that was approved by the strategic committee to Maxim. The revised draft introduced a concept of Brooklyn making a $750,000 bridge loan to NTN if the parties entered into a definitive agreement for the reverse merger and if NTN entered into a definitive agreement for an asset sale transaction, the proceeds of which would help fund NTN’s operations between funding and the closing of the reverse merger; noted that the formula for determining the number of shares NTN would issue in the merger was continuing to be reviewed; proposed that (A) NTN would pay Brooklyn a $500,000 termination fee if (1) Brooklyn terminates the proposed merger agreement before NTN stockholder approval is obtained because the NTN board of directors fails to recommend that NTN stockholders vote to approve the reverse merger or it withdraws or modifies such recommendation, or (2) NTN terminates the proposed merger agreement to enter a definitive agreement for a superior offer, (B) NTN would reimburse Brooklyn for its reasonable fees and expenses up to $250,000 if Brooklyn terminated the proposed merger agreement due to a breach by NTN, subject to customary cure periods, (C) Brooklyn would pay NTN a $750,000 termination fee if (1) Brooklyn or NTN terminates the proposed merger agreement because Brooklyn’s equity holders do not vote to approve the reverse merger, or (2) Brooklyn terminates the proposed merger agreement to enter a definitive agreement for a superior offer, (D) Brooklyn would reimburse NTN for its reasonable fees and expenses up to $250,000 if Brooklyn terminated the proposed merger agreement due to a breach by Brooklyn, subject to customary cure periods, and (E) that neither party would be entitled to a termination fee or expense reimbursement in the event of a “naked” no vote by NTN’s stockholders; and proposed a “fiduciary out” to the exclusivity period and that the exclusivity period would automatically terminate if negotiations between the parties reasonably indicated that any material term of the proposed reverse merger would be changed a manner adverse to NTN or its stockholders.

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On June 8, 2020, Mr. Wolff and a representative of Newbridge Securities Corporation discussed the potential reverse merger and the possibility of Newbridge providing a fairness opinion to NTN’s board of directors and/or the strategic committee.

Also on June 8, 2020, representatives of Breakwater and Akerman discussed certain terms of the June 7 draft of the non-binding letter of intent, including those relating to the amounts of the termination fees and the circumstances under which they would be payable and the exclusivity period.

Also on June 8, 2020, Company H submitted a draft non-binding term sheet to Mr. Wolff contemplating that NTN would acquire Company H in a share exchange transaction under which the former shareholders of Company H (excluding the investors in the following described proposed equity financing) would own approximately 70% of the combined company, that, as a condition to closing the contemplated transaction, Company H would complete a $10 to $12 million equity financing prior to or concurrently with the closing of the contemplated transaction, and an exclusivity period that lasted for an unspecified period of time.

Also on June 8, 2020, Mr. Wolff had a due diligence call with a representative of eGames.com with respect to a potential asset sale.

On June 9, 2020, Mr. Wolff and Mr. Cherington discussed certain terms of the June 7 draft of the non-binding letter of intent, including those relating to the amounts of the termination fees and the circumstances under which they would be payable, the status of the asset sale process, and Brooklyn’s product candidates and outlook.

On June 10, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Ms. Gurrola, and a representative of Breakwater to discuss, among other matters, the potential advantages and disadvantages of pursuing a potential reverse merger with a company whose business was not synergistic with NTN’s business; the potential advantages and disadvantages of pursuing a capital raising transaction intended to fund NTN’s business and remain as an independent entity or, alternatively, to better position it to pursue a strategic transaction; the terms of the draft non-binding letters of intent NTN received on behalf of Brooklyn and Company H for a potential reverse merger, including the potential timeline for each transaction, the certainty of closing each transaction; areas of risk, and the dilution to NTN’s stockholders under each transaction, and the possibility of compensating certain key employees to ensure they remain with NTN through the closing of a potential strategic transaction. The committee also received an update from Mr. Wolff regarding his recent discussions with the principal of Investor 3 regarding a potential capital raising transaction led by Investor 3. The committee discussed the challenges in structuring a capital raising transaction led by Investor 3 that would provide NTN with capital in a timely manner given the NYSE American rules that, based on the terms Investor 3 preliminarily proposed, would require stockholder approval of the transaction before a substantial amount of the potential investment would be funded, and the risk that such approval may not be obtained in a timely manner or at all. After considering a variety of factors, including NTN’s limited resources, including management’s time and attention, to devote to multiple alternative transactions, the committee determined to focus NTN’s resources on pursuing a strategic transaction, such as a reverse merger and a sale of all or substantially all of NTN’s assets and to end discussions with Investor 3. The committee also discussed the comments that Breakwater received from Akerman on behalf of Brooklyn regarding certain of the terms in the draft letter of intent, including those relating to the amounts of the termination fees and the circumstances under which they would be payable and the exclusivity period. In addition, the Breakwater representative reviewed for the members of the committee the fiduciary duties of directors in considering a strategic transaction. The committee directed Breakwater to continue discussions with Akerman regarding the non-binding letter of intent with Brooklyn, including regarding the amounts of the termination fees and the circumstances under which they would be payable and the exclusivity period, and to circulate a revised draft of the non-binding letter intent to the committee for review following such discussions.

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On June 10, 2020, Breakwater sent a revised draft of the non-binding letter of intent that was approved by the strategic committee to Akerman. The revised draft made the amounts of the termination fees reciprocal, included the termination of the definitive agreement by Brooklyn because of a “naked” no vote by NTN’s stockholders as a basis for the expense reimbursement payment, and introduced a concept that the exclusivity period would begin when Brooklyn provided commitment letters from investors to invest, on or prior to the closing of the proposed merger, not less than $10.0 million into Brooklyn.

On June 11, 2020, Akerman provided to Breakwater copies of letters from beneficial holders of Brooklyn’s Class A membership interests who had agreed to commit to fund $8.3 million into Brooklyn no later than the closing of the proposed merger. Akerman and Breakwater continued negotiations regarding the exclusivity period of the non-binding letter of intent. Throughout the day on June 11, 2020, members of the strategic committee, Ms. Gurrola and a representative of Breakwater discussed the exclusivity period of the non-binding letter of intent. Later that day, Breakwater circulated a revised draft of the non-binding letter of intent to the strategic committee for review that included changes to the exclusivity period of the nature requested by the committee during the discussions earlier that day.

On June 12, 2020, Mr. Wolff had a call with representatives of each of Companies D and G to discuss their interest in acquiring all or substantially all of NTN’s assets. Mr. Wolff had exploratory calls of this nature from time to time through mid-July 2020.

Also on June 12, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Ms. Gurrola, a representative of Maxim and representatives of Brooklyn to receive a presentation from Brooklyn’s representatives regarding Brooklyn’s business, financial condition and near-term business plans. Later that day, after consideration of other alternatives and the proposed exclusivity period, the committee authorized the execution and delivery by NTN of the non-binding letter of intent to Brooklyn.

Later that day, NTN and Brooklyn entered into the non-binding letter of intent. The closing price of NTN’s common stock on June 12 was $1.08 per share and 90,400 shares traded that day.

On June 15, 2020, Mr. Wolff informed the representatives of Investor 3 and Company H, respectively, that the NTN board of directors was directing NTN’s resources to an alternative transaction and determined to suspend negotiations with Investor 3 and Company H at this time.

On June 16, 2020, representatives of NTN participated in a due diligence call with representatives of Company D to review NTN’s financial and operational matters.

Later that day, an NYSE representative contacted Mr. Wolff regarding the unusual trading activity in NTN’s stock that day. Mr. Wolff and Ms. Gurrola subsequently spoke with the NYSE representative, who inquired as to the cause of such trading activity. Management responded that the only developments of which they were aware were that (1) NYSE Regulation accepted NTN’s plan to regain compliance with Section 1003(a)(iii) of the NYSE American Company Guide and (2) NTN entered into the non-binding letter of intent on June 12, 2020. The NYSE representative informed management that she would discuss internally whether, in the view of NYSE Regulation, NTN needed to publicly disclose that it entered into the non-binding letter of intent.

Later that day, Mr. Wolff and Ms. Gurrola were informed by NYSE Regulation that trading would be halted in NTN’s stock unless and until NTN publicly disclosed that it entered into the non-binding letter of intent in either a press release or current report on Form 8-K. Following that call, Mr. Wolff, Ms. Gurrola and a representative of Breakwater discussed the matter with representatives of Maxim and Akerman. Following those discussions, NTN determined to provide the requested public disclosure in a current report on Form 8-K.

The closing price of NTN’s common stock on June 16 was $4.50 per share and 12.4 million shares traded that day.

Before the market opened on June 17, 2020, NTN filed a current report on Form 8-K in which, among other things, NTN reported that it entered into a non-binding letter of intent for a potential strategic transaction with a third party, that the terms of the potential transaction, if any, are subject to a number of contingencies, including the performance of due diligence and the negotiation and execution of a definitive agreement, and that no assurances are, or can be given, that the parties will enter into a definitive agreement for the potential transaction, or that even if such agreement is entered into, that the potential transaction will be consummated. The closing price of NTN’s common stock on June 17 was $2.39 per share and 11.0 million shares traded that day.

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On June 26, 2020, draft non-binding proposals were submitted to Armanino on behalf of each of Company G and Company H with respect to potential asset sales. Company H’s proposal contemplated a purchase price of either $1.5 million in cash or $1.0 million in cash and $1.0 million in shares of Company H common stock, the assumption of NTN’s PPP Loan, and an unspecified exclusivity period. As was the case when Company H submitted a draft non-binding term sheet for a proposed reverse merger with NTN, Company H indicated that it would need to complete an equity financing prior to or concurrently with the closing of the asset sale. Company H also indicated it was interested in employing Mr. Wolff after the closing of the potential asset sale transaction. Company G’s proposal contemplated a purchase price of $3.25 million, of which 80% would be paid in shares of Company G’s common stock and 20% would be paid, in Company G’s discretion, in cash, assumption of liabilities and/or more shares of Company G common stock, a 30-day exclusivity period, and a $150,000 termination fee payable by NTN to Company G under specified circumstances.

On June 29, 2020, Akerman sent to Breakwater the first draft of the agreement and plan of merger and reorganization for the proposed reverse merger with Brooklyn. Between June 29 and August 11, 2020, NTN and Brooklyn representatives negotiated the proposed merger agreement.

On July 1, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Ms. Gurrola, a representative of Breakwater and representatives of Armanino to discuss, among other matters, the membership of the committee in light of the fact that Company H indicated it was interested in employing Mr. Wolff after the closing of the potential asset sale transaction. At this time, Mr. Wolff voluntarily resigned from the committee, effective immediately, and the committee appointed Mr. Simtob as the chair of the committee. The committee also received an update from management regarding the recent engagement by NTN of various advisors, their qualifications and the services they would perform to assist NTN in its due diligence of Brooklyn and an update from Armanino representatives on the asset sale process, including that Company D did not submit a proposal because it did not believe it would be competitive. The committee discussed the proposals received from Company G and Company H, including the differences in the form of consideration, the financial condition of both parties, the level of due diligence completed to date by both parties and certainty of close of both parties. The committee instructed Armanino to encourage Company G to improve its proposal in terms of the proportion of cash consideration, instructed Armanino to conduct further due diligence on Company H, instructed Breakwater to revise the non-binding indication of interest submitted by Company H to provide for, among other things, a purchase price consisting of $2.0 million in cash, of which $500,000 would be due upon signing of an asset purchase agreement, and the assumption of the PPP Loan, or if the lender did not consent to the assignment of the PPP Loan, an additional cash payment of $1.3 million, and authorized Armanino representatives and management to continue discussions with representatives of each of Company G and Company H. Following the meeting, an Armanino representative communicated to representatives of Company G the committee’s request that Company G improve its proposal in terms of the proportion of cash consideration.

Later on July 1, 2020, a representative of Company G submitted a revised draft non-binding term sheet to Armanino that was substantially similar to its proposal submitted on June 26 except that the revised proposal contemplated a $250,000 cash advance to NTN at the time of signing an asset purchase agreement that would be applied toward the purchase price at closing, the proceeds of which NTN could use to fund operations between signing and closing. The revised draft did not improve Company G’s proposal in terms of the proportion of cash and stock consideration.

On July 5, 2020, Ms. Gurrola sent a revised draft non-binding indication of interest to representatives of Company H contemplating the purchase price amount and structure discussed at the strategic committee meeting on July 1, a deposit of $2.8 million at the time of signing the definitive agreement, which would be applied toward the purchase price, and an exclusivity period that would end on July 17 in exchange for a non-refundable $500,000 fee payable to NTN.

On July 6, 2020, a representative of Company H submitted a revised draft non-binding indication of interest to Armanino and Ms. Gurrola that changed the $2.8 million purchase price deposit (to be held in escrow) at the time of signing the definitive agreement to $1.5 million and a $500,000 bridge loan that would be applied toward the purchase price, stated that Mr. Wolff must agree to be employed with Company H following the closing of the proposed asset sale, eliminated the exclusivity fee and extended the exclusivity period to July 31.

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On July 7, 2020, the strategic committee held a telephonic special meeting with Mr. Wolff, Ms. Gurrola, a representative of Breakwater, and representatives of Armanino to discuss, among other matters, the terms of the revised draft non-binding proposals received on behalf of Company G and Company H on July 1 and July 6, respectively. The committee instructed Breakwater to revise the draft non-binding indication of interest received on behalf of Company H consistent with the committee’s discussion and to circulate a revised draft for the committee’s review. The committee also instructed Armanino and management to continue discussions with Company G with the objective of improving its proposal in terms of the proportion of cash consideration.

Later on July 7, 2020, Ms. Miller had a call with a representative of Company H regarding the terms of the potential asset sale transaction.

On July 8, 2020, Ms. Gurrola sent a revised draft non-binding indication of interest to representatives of Company H that was approved by the strategic committee and that provided for the assumption of specified liabilities related to the business, an increase in the amount Company H would deposit into escrow at the time of signing the definitive agreement from $1.5 million to $2.8 million, and eliminated the exclusivity period.

On July 8 and 9, 2020, the strategic committee held telephonic special meetings with Mr. Wolff, Ms. Gurrola, and a representative of Breakwater to, among other matters, discuss the revised draft of the proposed merger agreement with Brooklyn, including provisions relating to the formula for calculating NTN’s net cash (including providing NTN with a credit to net cash for certain expenses, and excluding from net cash certain expenses that NTN will or may incur in connection with the proposed merger), provisions allowing NTN to pursue an asset sale transaction during the pendency of the proposed reverse merger, provisions relating to the formula for determining the number of NTN common stock outstanding on a fully diluted basis for purposes of calculating the number of shares that NTN would issue in the proposed merger, provisions relating to the circumstances under which the termination fees would be payable by each of NTN and Brooklyn, and the amount of the termination fee payable by NTN to Brooklyn.

Later on July 9, 2020, Breakwater sent a revised draft of the proposed merger agreement to Akerman reflecting the changes discussed and reviewed by the strategic committee earlier that day.

On July 10, 2020, Mr. Wolf and Ms. Gurrola had a call with representatives of Company H to discuss the liabilities that NTN contemplated Company H would assume in connection with a potential asset sale. Following that call, Ms. Gurrola sent to Company H a revised draft non-binding indication of interest that included a list of such liabilities.

Also on July 10, 2020, the strategic committee held a telephonic special meeting with Mr. Wolff, Ms. Gurrola, a representative of Breakwater, and representatives of Armanino to discuss, among other matters, the proposed changes made by Breakwater to the draft non-binding term sheet received from Company G. The strategic committee instructed Breakwater to further revise the term sheet consistent with the committee’s discussion and to circulate it to the committee for review. Later that day, Ms. Gurrola sent a revised draft non-binding term sheet to representatives of Company G that was approved by the committee. The revised proposal sent to Company G contemplated a $250,000 upfront non-refundable deposit creditable toward the $3.25 million purchase price, that the balance of the purchase price would be payable $750,000 in cash and the balance in shares of Company G’s common stock, except that to the extent stockholder approval was required to be obtained to issue such shares, then the portion of the purchase price represented by shares that required stockholder approval would be paid in cash, that none of NTN’s representations or warranties would survive the closing, and eliminated the exclusivity provision.

On July 13, 2020, a representative of Company H submitted a revised draft indication of interest to Armanino, Ms. Gurrola and Mr. Wolff that again decreased the amount Company H would deposit into escrow at the time of signing the definitive agreement from $2.8 million to $1.5 million. The members of the strategic committee discussed the revised draft and requested that it be further revised to require that Company H have an equity commitment letter or other proof of funds at the timing of signing the asset purchase agreement for $1.3 million if the PPP Loan was not assigned to it. The following day, Ms. Gurrola sent a revised draft non-binding indication of interest to representatives of Company H that included the committee’s request.

During the week of July 13, 2020, due diligence on Company H was performed by NTN management.

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On July 15, 2020, the strategic committee held a telephonic special meeting with Mr. Wolff, Ms. Gurrola, a representative of Breakwater and a representative of an advisor engaged to provide due diligence services with respect to Brooklyn’s intellectual property and related matters to, among other matters, receive a presentation from such advisor regarding the due diligence performed by such advisor with respect to Brooklyn’s intellectual property and related matters and to review the draft non-binding term sheet received from Company H on July 13. The committee instructed Breakwater to revise such term sheet consistent with the committee’s discussion. The committee also instructed Mr. Wolff to contact Company D one more time to determine if it would be interested in acquiring all or substantially all of NTN’s assets. Later that day, Mr. Wolff had a call with a representative of Company D and was informed that Company D was only interested in acquiring NTN’s assets for a purchase price of $250,000 or less.

Also on July 15, 2020, Company H returned an executed version of the indication of interest received from Ms. Gurrola on July 14. The members of the strategic committee reviewed the executed version and authorized management to enter into it on behalf of NTN, and management did so later that day. The indication of interest did not have an exclusivity provision. On August 4 and August 12, 2020, at the request of Company H, Mr. Wolff participated in confidential due diligence calls with potential investors in the contemplated equity financing for Company H.

On July 17, 2020, the NTN board of directors held a telephonic special meeting with Ms. Gurrola, a representative of Breakwater, representatives of Armanino, and a representative of Newbridge to receive updates on, among other things, the status of negotiations with Brooklyn related to the proposed merger agreement, on the status of discussions with Company G and Company H regarding a potential asset sale transaction, and on discussions with other parties who may be interested in purchasing NTN’s assets if a definitive agreement was not reached with either Company G or Company H. The Newbridge representative also provided an overview of the analysis Newbridge intended to perform and of the methodologies it intended to use with respect to the fairness opinion it may be asked to render regarding the proposed merger with Brooklyn. The board also discussed materials it received from an advisor NTN engaged to provide due diligence services with respect to Brooklyn’s regulatory and related matters. The board instructed Armanino to arrange for a call between the strategic committee members and Company G to further discuss its proposal.

Also on July 17, 2020, Mr. Wolff had communications with Mr. Fuchs regarding a potential asset sale transaction. During these communications, Mr. Fuchs informed Mr. Wolff that he expected Mr. Wolff would join eGames.com’s management team following the closing of the asset sale transaction, if eGames.com was the purchaser.

On July 20, 2020, the strategic committee members, representatives of Company G and representatives of Armanino and Breakwater had a call to discuss the terms of Company G’s proposal. Later that day, a representative of Company G sent a revised draft term sheet to Armanino that changed the $250,000 upfront payment from a non-refundable deposit to a senior subordinated loan, subjected the shares of Company G’s common stock issued in respect of the purchase price to a lock-up that would expire in tranches over a 180 day period, contemplated a 180-day survival period for NTN’s reps and warranties and that 10% of the shares of Company G’s common stock issued in respect of the purchase price would be deposited in escrow as security for Company G’s indemnification claims, and contemplated a 30-day exclusivity period. The committee instructed Armanino to communicate to Company G that, in the committee’s view, Company G’s proposal was less attractive because of a substantial portion of the proposed purchase price would be in shares of Company G stock and because the future value of Company G stock is subject to volatility due to, among other reasons, the effect of the pandemic on its business, and that the committee requested that Company G reconsider its proposal. A representative of Armanino had a call with a representative of Company G to communicate the foregoing.

On July 22, 2020, Akerman sent a revised draft of the proposed merger agreement to Breakwater, which, among other things, removed certain expenses added by NTN from the expenses for which NTN would receive a credit for purposes of calculating NTN’s net cash and contemplated that the termination fee payable by NTN to Brooklyn to $750,000.

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Also on July 22, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater and a representative of an advisor engaged to provide due diligence services with respect to Brooklyn’s regulatory and related matters to, among other matters, receive a presentation from such advisor regarding the due diligence performed with respect to Brooklyn’s regulatory and related matters, to receive an update on the status of negotiations with Brooklyn related to the proposed merger agreement, and to discuss the revised draft term sheet received on behalf of Company G on July 20. Later that day, the committee held another telephonic special meeting with a representative of Breakwater and representatives of Armanino to discuss the proposed terms of a draft asset purchase agreement with Company H, including that none of NTN’s representations, warranties or covenants in the asset purchase agreement would survive the closing and the termination fees and circumstances under which they would be payable.

On July 23, 2020, the strategic committee held a telephonic special meeting with Mr. Wolff, Ms. Gurrola, a representative of Breakwater and representatives of Armanino to, among other matters, receive an update on the asset sale process, including the status of discussions with parties, including eGames.com, who expressed interest in acquiring NTN’s assets for proposed consideration ($2.0 million) less than the consideration proposed by each of Company G and Company H. The committee also discussed a draft asset purchase agreement for a potential transaction with Company H prepared by Breakwater, a copy of which was circulated to the committee in advance. The committee instructed Armanino to send the draft asset purchase agreement to Company H’s representatives and to encourage Company G to improve its offer with respect to the cash consideration portion of its offer. The committee also instructed Breakwater to prepare a separate draft asset purchase agreement for a potential transaction with eGames.com that provided for limited representations and warranties and that none of NTN’s representations, warranties or covenants would survive the closing. Representatives of Armanino sent a draft asset purchase agreement to Company H and to eGames.com on July 23 and 25, respectively.

On July 25, 2020, Mr. Wolff had call with Mr. Fuchs to discuss potential synergies between NTN’s operations and the operations of other businesses he owns.

On July 27, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater, and a representative of Sheppard, Mullin, Richter & Hampton LLP, counsel to the strategic committee (“Sheppard Mullin”), to, among other matters, discuss proposed changes to certain provisions of the proposed merger agreement with Brooklyn, including: changes to the formula for calculating how many shares of NTN common stock would be issued in the proposed merger if NTN’s net cash was negative at the closing and if Brooklyn had more than $10.0 million in cash at the closing; the introduction of a provision that sets a minimum percentage that NTN stockholders in the aggregate would own of the combined company regardless of the amount of cash Brooklyn has at the closing; changes to the provision that provides NTN with a credit for certain expenses it may incur in connection with the potential transaction for purposes of determining its net cash at the closing; and changes to the amount of the termination fee payable by NTN to Brooklyn. Later that day, Breakwater sent a revised draft of the proposed merger agreement to Akerman reflecting the changes discussed and reviewed by the strategic committee.

Also on July 27, 2020, Mr. Wolff had a call with a representative of Company H to discuss the terms of Mr. Wolff’s potential employment with Company H if it purchased NTN’s assets.

On July 28, 2020, Akerman sent to Breakwater a draft amendment to the letter of intent between NTN and Brooklyn to extend the exclusivity period from July 31 to August 14.

Also on July 28, 2020, Mr. Wolff met with Mr. Fuchs at NTN’s warehouse in Ohio to provide an opportunity for such representative to perform due diligence on NTN’s assets and to discuss the terms of the potential asset sale transaction.

On July 29, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater and representatives of Armanino to, among other matters, receive an update on the status of negotiations with Company G and Company H regarding a potential asset sale transaction, an update from Mr. Wolff regarding his meeting with Mr. Fuchs at NTN’s warehouse in Ohio, and an update on the status of negotiations on the proposed merger agreement with Brooklyn, including with respect to formula for determining the number of shares NTN would issue in the proposed merger. A representative of Armanino also reported to the committee regarding his call with a representative of Company G on July 20. The committee also discussed Brooklyn’s request to extend the exclusivity period from July 31 to August 14. Following consideration of the other alternatives available to NTN, the committee approved an extension from July 31 to August 7. Later that day, NTN and Brooklyn entered into an amendment to the non-binding letter of intent extending the exclusivity period through August 7. Also later that day, Mr. Wolff and Ms. Gurrola had a call with a representative of Maxim to discuss the formula for determining the number of shares NTN would issue in the proposed merger.

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Despite significant discussion between representatives of NTN and Company G regarding a potential asset sale, discussions ultimately ended in late July 2020 because the parties could not agree on terms, most fundamentally that Company G was unwilling to increase the cash portion of the consideration it would offer for NTN’s assets.

On July 30 and July 31, 2020, Mr. Wolff had calls with Mr. Fuchs to discuss the terms of Mr. Wolff’s potential employment with eGames.com if it purchased NTN’s assets.

On July 31, 2020, the legal advisors to Company H sent to Breakwater a revised draft of the asset purchase agreement that significantly broadened NTN’s representations and warranties, introduced indemnification obligations for NTN that would expire in April 2022, included a $750,000 cap on NTN’s indemnification obligations related to the breach of certain of its representations and warranties (and no cap on NTN’s potential liability for the breach of other representations and warranties or of its covenants), introduced due diligence and financing conditions for Company H, and contemplated a $100,000 termination fee payable by each party under specified circumstances, including if Company H terminated the asset purchase agreement because either of the due diligence or financing conditions that it introduced were not satisfied.

Also on July 31, 2020, representatives of Akerman and Breakwater had a call to discuss certain terms of Brooklyn’s latest draft of the merger agreement, including relating to the adjustments to the formula for determining the number of shares NTN would issue in the proposed merger if NTN’s net cash was negative at the closing and if Brooklyn had more than $10.0 million in cash at the closing, the amount of the termination fee payable by NTN to Brooklyn under certain circumstances, and the introduction of a condition to closing in favor of Brooklyn that NTN complete the asset sale transaction by the closing of the reverse proposed merger.

On August 1, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater and a representative of Sheppard Mullin to receive updates on, among other matters, the status of negotiations with Brooklyn’s representatives regarding the proposed merger agreement, including with respect to the matters discussed by representatives of Akerman and Breakwater the day before, and an update from Mr. Wolff regarding his discussions with representatives of Company H and eGames.com regarding the terms of his possible employment with each of them after the asset sale was closed should one of those parties purchase NTN’s assets. The committee instructed Breakwater to communicate to Akerman that the committee would accept Brooklyn’s request that the amount of the termination fees by both parties be $750,000, was not willing to accept the introduction of a condition to closing in favor of Brooklyn that NTN complete the asset sale transaction by the closing of the proposed merger, and desired to continue to negotiate the adjustments to the formula for determining the number of shares NTN would issue in the proposed merger if NTN’s net cash was negative at the closing and if Brooklyn had more than $10.0 million in cash at the closing.

On August 2, 2020, a representative of Breakwater communicated the strategic committee’s positions to Akerman, and Mr. Wolff had a call with Mr. Cherington to discuss the same.

On August 4, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater and a representative of Sheppard Mullin to receive an update, among other matters, on the status of negotiations with Brooklyn’s representatives regarding the proposed merger agreement, including with respect to the adjustments to the formula for determining the number of shares NTN would issue in the proposed merger if NTN’s net cash was negative at the closing and if Brooklyn had more than $10.0 million in cash at the closing.

On August 5, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater, a representative of Sheppard Mullin and representatives of Armanino to, among other matters, receive an update on the status of the asset sale process and to discuss the draft asset purchase agreement received on behalf of Company H on July 31.

Later on August 5, 2020, Akerman sent a revised draft of the proposed merger agreement to Breakwater which reflected the discussions of the representatives of the parties during the preceding few days, including revisions to the adjustments to the formula for determining the number of shares NTN would issue in the proposed merger if NTN’s net cash was negative at the closing and if Brooklyn had more than $10.0 million in cash at the closing. The revised formula contemplated that the aggregate ownership percentage of NTN’s stockholders immediately following the effective time of the proposed merger could be reduced to as low as 2.69% of the combined company if Brooklyn had $35.0 million in cash at the closing and NTN’s net cash was negative $3.0 million.

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On August 6, 2020, Mr. Simtob and representatives of Armanino and Breakwater had a call with representatives of the legal and financial advisors to Company H to discuss certain provisions in the draft asset purchase agreement received on behalf of Company H on July 31, including that NTN would not enter into an asset purchase agreement with a due diligence out or a financing out and that all indemnification obligations of NTN must be subject to a reasonable survival period and to a cap, and be the sole and exclusive remedy against NTN, because the amount of any potential obligations of NTN under the asset purchase agreement would be treated as a liability for purposes of calculating NTN’s net cash under the proposed merger agreement.

Between August 6 and August 11, 2020, a revised draft asset purchase agreement prepared by Breakwater was reviewed and discussed with members of the strategic committee.

On August 7, 2020, a representative of Akerman asked, on behalf of Brooklyn, a representative of Breakwater that NTN agree to extend the exclusivity period from August 7 to August 14.

Later that day, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater and a representative of Sheppard Mullin to, among other matters, discuss the revised proposed merger agreement received from Akerman on August 5, including the revised formula for determining the number of shares NTN would issue in the proposed merger if NTN’s net cash was negative at the closing and if Brooklyn had more than $10.0 million in cash at the closing, and to receive an update regarding the call the day before with representatives of Company H. The committee also discussed Brooklyn’s request to extend the exclusivity period to August 14. Following a discussion regarding the status of other alternatives, the committee approved the extension. Later that day, NTN and Brooklyn entered into an amendment to the non-binding letter of intent to extend the exclusivity period through August 14, and Breakwater sent a revised draft of the proposed merger agreement to Akerman that changed the formula for determining the number of shares NTN would issue in the proposed merger. Under the revised formula, the aggregate ownership percentage of NTN’s stockholders immediately following the effective time of the proposed merger was raised from 2.69% to 3.57% of the combined company if Brooklyn had $35.0 million in cash at the closing and NTN’s net cash was negative $3.0 million.

On August 8, 2020, Akerman sent a revised draft of the proposed merger agreement to Breakwater which included changes to the formula for determining the number of shares NTN would issue in the proposed merger. Under the revised formula, the aggregate ownership percentage of NTN’s stockholders immediately following the effective time of the proposed merger was reduced from 3.57% back to 2.69% of the combined company if Brooklyn had $35.0 million in cash at the closing and NTN’s net cash was negative $3.0 million.

On August 9, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, a representative of Breakwater, and a representative of Sheppard Mullin to, among other matters, discuss the mechanics of the formula for determining the number of shares NTN would issue in the proposed merger under various scenarios, and the status of negotiations of the asset purchase agreement with Company H. Later that day, at the committee’s request, Mr. Wolff had a call with Mr. Cherington to further discuss the mechanics of the formula for determining the number of shares NTN would issue in the proposed merger. During that call, Mr. Wolff and Mr. Cherington discussed including a cap on the impact to the aggregate ownership of NTN’s stockholders of the combined company due to the amount of cash Brooklyn has at the closing in excess of $10.0 million.

Between August 9 and August 11, 2020, representatives of NTN and Brooklyn and their legal advisors continued to negotiate the mechanics of the formula for determining the number of shares NTN would issue in the proposed merger, and ultimately agreed on a cap on the adjustment to the aggregate ownership of NTN’s stockholders of the combined company based on the amount of Brooklyn’s cash at the closing in excess of $10.0 million, such that that the aggregate ownership of NTN’s stockholders of the combined company immediately following the closing of the proposed merger could be no less than 3.26%. See “The Merger Agreement—Merger Consideration” for further discussion regarding this formula.

On August 11, 2020, the strategic committee held two telephonic special meetings with Mr. Gottlieb, Mr. Wolff, a representative of Breakwater, a representative of Sheppard Mullin, and, at the second of such meetings, representatives of Armanino to discuss, among other matters, the draft asset purchase agreement with Company H and to receive an update on the status of negotiations on the proposed merger agreement. Following the meeting, Mr. Simtob and a representative of Armanino had a call with representatives of Company H to discuss NTN’s indemnification obligations. Based on the discussions during that call, the committee instructed Breakwater to revise the draft asset purchase agreement to eliminate the due diligence and financing closing conditions in favor of Company H, to eliminate all of NTN’s indemnification obligations and to increase the termination fee payable by Company H if the asset purchase agreement was terminated under specified circumstances to $300,000. The following day, a representative of Armanino sent a revised a draft of the asset purchase agreement to representatives of Company H.

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On August 12, 2020, the strategic committee and the NTN board of directors held a joint telephonic special meeting with Ms. Gurrola, a representative of Breakwater, a representative of Sheppard Mullin, and a representative of Newbridge. Representatives of Breakwater and Sheppard Mullin reviewed material provisions of the final form of the Merger Agreement and related agreements. A representative of Newbridge then reviewed the mechanics of the exchange ratio, noting that, based on NTN’s closing price of $1.95 per share on August 11, 2020, NTN would be issuing between $96.1 million and $179.6 million of shares of common stock pursuant to the Merger Agreement, depending on whether NTN’s stockholders held 3.26% (the minimum percentage under the exchange ratio) or 5.92% (the maximum percentage under the exchange ratio) of the shares of NTN immediately following the effective time of the proposed merger. The Newbridge representative next discussed the four valuation methodologies utilized by Newbridge (comparable public company analysis, comparable M&A transactions analysis, paid-in capital / replacement value of assets and discounted cash flow analysis) and summarized the transaction values derived from the different analyses, noting that the transaction value for Brooklyn based on the exchange ratio in the proposed merger agreement ($96.1 million to $179.6 million) was less than the range of transaction values derived from the different analyses ($198.9 million to $342.7 million). Following discussion, at the request of the strategic committee, Newbridge rendered an oral opinion to the strategic committee to the effect that, based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in the written opinion, the Merger Consideration (as defined in the Merger Agreement) to be paid by NTN is fair, from a financial point of view, to NTN’s common stockholders. The Newbridge representative confirmed that, although the fairness opinion is addressed to the strategic committee, both the strategic committee and the NTN board of directors are entitled to rely on the fairness opinion. Newbridge subsequently confirmed its oral opinion by delivering its written opinion, dated August 12, 2019, to the strategic committee, a copy of which is attached hereto as Annex C. The Breakwater representative and NTN management then summarized the due diligence conducted by NTN on Brooklyn. The Breakwater representative then summarized the interests of NTN directors and officers in the proposed merger discussed in the section entitled “The Merger—Interests of NTN Directors and Executive Officers in the Merger.” Representatives of Breakwater and Sheppard Mullin then reviewed with the members of the strategic committee and the NTN board of directors the fiduciary duties of directors in considering the transaction with Brooklyn. Following these discussions, and review and discussion among the members of the strategic committee, including the relative merits of executing the proposed transaction versus either remaining a standalone company or executing an orderly wind-down of the company, the strategic committee, among other decisions relating to the strategic process, unanimously recommended that the NTN board of directors approve the Merger Agreement and the transactions contemplated thereby. Following these discussions, and review and discussion among the members of the NTN board of directors, including the relative merits of executing the proposed transaction versus either remaining a standalone company or executing an orderly wind-down of the company, and having received and considered the recommendation of the strategic committee, the NTN board of directors, among other decisions relating to the strategic process, unanimously (1) determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of NTN and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of NTN common stock to the holders of Brooklyn’s equity interests and the change of control of NTN, pursuant to the terms of the Merger Agreement, and (3) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that NTN’s stockholders vote to approve the issuance of shares of NTN common stock to the holders of Brooklyn’s equity interests and the change of control of NTN, pursuant to the terms of the Merger Agreement.

Also on August 12, 2020, Mr. Fuchs sent to representatives of Armanino and to Mr. Wolff and Ms. Gurrola comments on behalf of eGames.com to the draft of the asset purchase agreement provided to eGames.com on July 25. The comments were generally non-specific in nature and requested changes be made to the asset purchase agreement to expand the scope and nature of NTN’s representations and warranties, to provide for indemnification by NTN for breaches of its representations, warranties and covenants, to provide for an 18-month survival period for certain of NTN’s representation and warranties, with certain representation and warranties and NTN’s covenants surviving until the expiration of the applicable statute of limitations, to provide for no cap on NTN’s indemnification obligations, and to provide for a portion of the purchase price be escrowed for up to one-year as security for NTN’s indemnification obligations.

On August 13, 2020, before the market opened, NTN and Brooklyn issued a joint press release announcing that the parties entered into the Merger Agreement.

On August 17, 2020, at the request of the strategic committee, a representative of Breakwater sent a further revised draft of the asset purchase agreement to the legal advisors to Company H contemplating that Company H deposit an additional $1.3 million into escrow to be applied toward the purchase price if NTN did not obtain the consents required to assign the PPP Loan to Company H by a specified date after the asset purchase agreement was signed.

On August 20, 2020, a representative of Breakwater and representatives of the legal advisors to Company H had a call to discuss the provisions in the asset purchase agreement relating to the due diligence condition to closing in favor of Company H, NTN’s indemnification obligations, the termination fees and circumstances under which they would be payable by the parties, and the additional $1.3 million escrow deposit described in the paragraph above.

Later on August 20, 2020, the strategic committee held a telephonic special meeting with representatives of each of Breakwater, Sheppard Mullin and Armanino to, among other matters, discuss certain provisions of the draft asset purchase agreement with Company H, including those relating to NTN’s indemnification obligations, the termination fees payable by each party, and the additional $1.3 million escrow deposit if the required consent to the assignment of the PPP Note to Company H was not obtained by a specified date. The committee also discussed the comments received on behalf of eGames.com to the draft asset purchase agreement on August 12. The committee requested that Mr. Simtob and Mr. Wolff have a call with Mr. Fuchs to discuss those comments. The following day, Mr. Wolff and Mr. Simtob had that call. Among other matters, Mr. Wolff and Mr. Simtob explained the committee’s concern with entering into an asset purchase agreement that did not include a reasonable survival period and a cap with respect to NTN’s indemnification obligations, and that did not provide that indemnification is the sole and exclusive remedy against NTN, because the amount of any potential obligations of NTN under the asset purchase agreement would be treated as a liability for purposes of calculating NTN’s net cash under the Merger Agreement.

On August 22, 2020, Mr. Simtob, Mr. Wolff, Ms. Gurrola, and representatives of Armanino and Breakwater had a call with representatives of the legal and financial advisors to Company H to discuss the draft asset purchase agreement. Mr. Simtob requested that Company H consider that the termination fee payable by NTN and Company H be $250,000 and $500,000, respectively, that NTN have no indemnification obligations if the PPP Loan was assigned to Company H, that Company H deposit $1.3 million into escrow if NTN did not obtain the consents required to assign the PPP Loan to Company H by a specified date after the asset purchase agreement was signed, and that, if it failed to make such deposit, NTN could terminate the asset purchase agreement and receive a termination fee from Company H.

On August 24, 2020, the strategic committee held a telephonic special meeting with Mr. Wolff, Ms. Gurrola, and a representative of Breakwater to, among other matters, discuss alternatives if Company H failed to deposit $1.3 million into escrow under the circumstances described above or if Company H were otherwise not to perform its obligations under the asset purchase agreement, including not closing when required to do so. The committee also discussed whether to further negotiate the terms of an asset purchase agreement with eGames.com at that time, noting that, although eGames.com was offering only $2.0 million for the assets, it previously indicated it was willing to extend a $1.0 million bridge loan to NTN at the time of signing the asset purchase agreement, and that the additional $500,000 (when compared to the $500,000 bridge loan Company H was willing to extend) would help ensure that NTN has sufficient funds to maintain operations and satisfy its obligations through the closing of an asset sale and/or the Merger. The committee requested that Mr. Wolff contact Mr. Fuchs to confirm eGames.com continued to be willing to extend a $1.0 million bridge loan to NTN at the time of signing the asset purchase agreement.

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On August 26, 2020, representatives of the legal advisors to Company H sent a revised draft of the asset purchase agreement to representatives of NTN contemplating that, under specified circumstances, NTN would pay a $275,000 termination fee to Company H and Company H would pay a $330,000 termination fee to NTN, that NTN would have no post-closing indemnification obligations if the PPP Loan was assigned to Company H, but that if the PPP Loan was not assigned (and therefore the purchase price would be $3.3 million in cash), NTN’s indemnification obligations would survive until April 30, 2021 and be subject to a $250,000 cap, which amount would be deposited into escrow at the closing of the asset sale, and that Company H would deposit $1.3 million into escrow if NTN did not obtain the consents required to assign the PPP Loan to Company H by a specified date after the asset purchase agreement was signed, and if it failed to do so, NTN could terminate the asset purchase agreement and receive the termination fee from Company H.

Between August 27 and September 11, 2020, representatives of NTN and Company H worked on finalizing the terms of the asset purchase agreement, the promissory note evidencing the bridge loan and the schedules to the asset purchase agreement, and worked on obtaining consents from Brooklyn to enter into the asset purchase agreement, as required under the Merger Agreement, and the consent from NTN’s primary lender, Avidbank, to borrow the bridge loan, as required under the loan and security agreement between NTN and Avidbank.

On August 28, 2020, Mr. Wolff had a call with a representative of Investor 5 to discuss a potential bridge debt financing for NTN to help ensure that NTN has sufficient funds to maintain operations and satisfy its obligations through the closing of an asset sale and/or the Merger.

On August 31, 2020, Investor 5 submitted a non-binding proposal contemplating a $1.0 million senior secured loan to be used to refinance NTN’s loan with Avidbank, 135% of which would be due on the earlier of six months after funding and 45 days before the maturity date of the earliest to mature subordinate debt, and a $50,000 loan fee payable to Investor 5 upon funding.

On September 1, 2020, Mr. Wolff had a call with Mr. Fuchs to provide an update on the asset sale process and to ask if eGames.com continued to be willing to extend a $1.0 million bridge loan to NTN at the time of signing an asset purchase agreement. Mr. Fuchs confirmed that eGames.com was willing to do so.

On September 2, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, and a representative of Breakwater to, among other matters, receive an update on the status of negotiations of the proposed asset purchase agreement with Company H and on NTN’s business and financial condition, and to discuss the non-binding proposal received from Investor 5 on August 31. The committee requested that Mr. Wolff ask Investor 5 if it were willing to loan less than $1.0 million to NTN and if so, what the terms would be for a reduced loan amount.

On September 9, 2020, Mr. Wolff exchanged messages with a representative of Investor 5 regarding terms for a reduced loan amount. Investor 5 responded that it would not be interested in lending less than $1.0 million and that its proposal on August 31 might no longer be feasible from Investor 5’s perspective at this time.

On September 11, 2020, a representative of the legal advisors to Company H informed a representative of Breakwater that certain internal issues at Company H had to be resolved before Company H could enter into an asset purchase agreement with NTN (or make the bridge loan to NTN), the forms of which were then fully negotiated, or the documentation related to the financing that Company H required to close the asset sale.

On September 12, 2020, a representative of the legal advisors to Company H informed a representative of Breakwater that the internal issues at Company H remained unresolved and that it was unclear when such issues would be resolved.

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On September 13, 2020, the strategic committee and the NTN board of directors held a joint telephonic special meeting with Ms. Gurrola, a representative of each of Breakwater and Sheppard Mullin, to, among other things, discuss the uncertainty regarding if and when the issues related to Company H’s internal matters would be resolved and, accordingly, the certainty of closing if NTN were to enter into an asset purchase agreement with Company H. The committee also discussed the adverse consequences that the ongoing delay in signing an asset purchase agreement with Company H was having on the timing of the closing of both an asset sale and the Merger and on NTN’s limited resources, including NTN’s critical cash position. The committee also discussed the potential adverse consequences to NTN if an asset purchase agreement was entered into with Company H but did not close, including the adverse effect on NTN’s net cash under the terms of the Merger Agreement and the additional dilution to NTN’s stockholders from issuing additional shares in the Merger as a result. Based on the foregoing, the committee determined that NTN should consider prioritizing a different asset sale transaction that might have greater certainty of signing and closing and instructed Breakwater to prepare drafts of an asset purchase agreement and related documents for a potential asset sale with eGames.com, which drafts were based on the asset purchase agreement and related documents that had been negotiated with Company H with appropriate changes to reflect the difference in purchase price and an increase in the bridge loan to $1.0 million. Following the meeting, Breakwater sent drafts of the proposed asset purchase agreement and related documents to the committee reflecting the changes discussed during the committee meeting for review and approval. Later that day, Mr. Simtob sent drafts of the proposed asset purchase agreement and related documents that were approved by the committee to Mr. Fuchs and updated Mr. Fuchs regarding the status of the asset sale process and invited eGames.com to review and comment on the proposed asset purchase agreement and related documents on an expedited timetable.

On September 14, the strategic committee held a telephonic special meeting with Mr. Wolff, Ms. Gurrola, and a representative of each of Breakwater, Sheppard Mullin, and Armanino to, among other matters, discuss the continuing uncertainty regarding Company H’s unresolved issues and the increased concern regarding certainty of closing if NTN entered into an asset purchase agreement with Company H. The committee also discussed the significant benefit that the $1.0 million bridge loan from eGames.com, which was $500,000 more than the bridge loan from Company H, would have on NTN’s ability to maintain operations and to satisfy its obligations through the closing of an asset sale and/or the Merger, particularly as a result of the ongoing delay in signing an asset purchase agreement with Company H and continuing decrease in NTN’s cash resources.

On September 16, 2020, a representative of Gutiérrez Bergman Boulris PLLC (“GBB”), legal counsel to eGames.com, sent a revised draft of the proposed asset purchase agreement to a representative of Breakwater, which, among other things, excluded potential liabilities potentially arising from the breach by NTN of certain of its representations and covenants from the indemnification framework in the proposed asset purchase agreement, including the $100,000 cap on liabilities.

Also on September 16, 2020, representatives of NTN and of Brooklyn had a call to discuss the status of the asset sale process. The Brooklyn representatives expressed concern regarding the delay in signing an asset purchase agreement because of the adverse impact the delay was having on the timeline for completing the Merger, which was the primary objective of both NTN and Brooklyn. The delay also concerned NTN management because NTN’s existing cash and estimated future cash flows, without any bridge loan financing, were expected to maintain NTN’s business operations only into October 2020.

On September 17, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Mr. Wolff, Ms. Gurrola, and a representative of Breakwater and of Sheppard Mullin to, among other matters, discuss the draft of the proposed asset purchase agreement received the day before on behalf of eGames.com. The committee requested that Mr. Simtob, Mr. Wolff, Ms. Gurrola and Breakwater have a call with Mr. Fuchs and a representative of GBB to discuss the proposed exclusions from the indemnification framework in the proposed asset purchase agreement and the effect they would have on the calculation of net cash in the Merger Agreement.

Later that day, Mr. Simtob, Mr. Wolff, Ms. Gurrola and representatives of Breakwater and Sheppard Mullin had a call with Mr. Fuchs and a representative of GBB in accordance with the committee’s request. Because of Mr. Wolff’s potential employment with eGames.com upon the closing of the asset sale, although Mr. Wolff attended the call and was involved in other communications related to the finalization of the asset purchase agreement, Mr. Wolff did not negotiate the terms of the asset purchase agreement with eGames.com; such negotiations were handled by Mr. Simtob and Ms. Gurrola and representatives of Breakwater, Sheppard Mullin and Armanino. After that call, a representative of Breakwater sent a revised draft of the proposed asset purchase agreement to GBB that, among other things, eliminated the proposed exclusions from the indemnification framework, including the $100,000 cap on liabilities, in the proposed asset purchase agreement. Mr. Fuchs responded later in the day that eGames.com accepted that change. Management from NTN and Mr. Fuchs and representatives of their respective legal counsel exchanged messages to discuss and finalize the draft proposed asset purchase agreement and related agreements throughout the rest of the day and the following morning.

Also on September 17, 2020, a representative of Armanino had a call with a representative of Company H to discuss the status of the matters Company H had to resolve before it could enter into an asset purchase agreement with NTN, as well as whether Company H would increase the amount of the bridge loan it would make to NTN at the time the parties sign an asset purchase agreement from $500,000 to $1.0 million. The Company H representative stated that such matters remained unresolved and also that it was unlikely that Company H would increase the amount of the bridge loan to $1.0 million.

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On September 18, 2020, the strategic committee and the NTN board of directors held a joint telephonic special meeting with Ms. Gurrola, a representative of Breakwater, a representative of Sheppard Mullin, and representatives of Armanino. An Armanino representative reported to the committee and the board regarding his call the day before with Company H’s representative. Representatives of Breakwater and Sheppard Mullin then reviewed material provisions of the final form of the Asset Purchase Agreement, bridge note and related agreements. A representative of Armanino then provided a general overview of the asset sale process to date, conversations that took place with interested parties, and perceived challenges and nuances related to each of the offers received to acquire all or substantially all of NTN’s assets discussed in more detail above. The Breakwater representative then summarized the interests of NTN directors and officers in the potential asset sale discussed in the section entitled “The Asset Sale—Interests of NTN Directors and Executive Officers in the Asset Sale.” The Sheppard Mullin representative then reviewed with the members of the committee and the board the fiduciary duties of directors in considering the asset sale. Following these discussions, and review and discussion among the members of the committee, including the merits of executing the proposed asset sale transaction to help maximize the aggregate ownership percentage of NTN’s stockholders immediately following the Merger, the committee, among other decisions relating to the proposed asset sale transaction, unanimously recommended that the board approve the Asset Purchase Agreement and the transactions contemplated thereby. Following these discussions, and review and discussion among the members of the board, including the merits of executing the proposed asset sale transaction to help maximize the aggregate ownership percentage of NTN’s stockholders immediately following the Merger, and having received and considered the recommendation of the committee, the board, among other decisions relating to the proposed asset sale transaction, unanimously (1) deemed the Asset Purchase Agreement and the transactions contemplated thereby, including the Asset Sale and the $1.0 million bridge loan, to be expedient and in the best interests of NTN, (2) approved and declared advisable the Asset Purchase Agreement and the transactions contemplated thereby, including the Asset Sale and the $1.0 million bridge loan, pursuant to the terms of the Asset Purchase Agreement and the promissory note evidencing the bridge loan, and (3) determined to recommend, upon the terms and subject to the conditions set forth in the Asset Purchase Agreement, that NTN’s stockholders vote to authorize and approve the Asset Purchase Agreement and the transactions contemplated thereby.

After the market closed on September 18, 2020, NTN and eGames.com entered into the Asset Purchase Agreement and the parties announced the transaction.

On November 8, 2020, because this proxy statement/prospectus/consent solicitation statement had not been mailed to NTN’s stockholders by the date that is 60 days prior to December 31, 2020, in accordance with the terms of the Asset Purchase Agreement, NTN provided a notice to eGames.com extending the December 31, 2020 outside date in the Asset Purchase Agreement by an additional 60 days to March 1, 2021. Also on November 8, 2020, NTN provided a similar notice to Brooklyn in accordance with a similar provision in the Merger Agreement.

In light of NTN’s limited cash resources and its near-term forecasted cash outlays, with the authorization of the NTN board of directors, in October 2020, Mr. Wolff and Ms. Gurrola contacted representatives of Brooklyn and Mr. Fuchs regarding the possibility of either party providing NTN with a bridge loan. Mr. Fuchs expressed a willingness to extend up to an additional $0.5 million loan to NTN at an interest rate of 10.0% per annum that would be applied against the purchase price due at the closing of the Asset Sale, subject to an increase in the interest rate of the original $1.0 million bridge loan that was provided on behalf of eGames.com by Fertilemind Management, LLC, an affiliate of eGames.com wholly owned by Mr. Fuchs, to NTN in September 2020 in connection with entering into the Asset Purchase Agreement from 8.0.% to 10.0% per annum. On November 9, 2020, Ms. Gurrola instructed Breakwater to prepare (i) an omnibus amendment providing for the application of an additional $0.5 million bridge loan against the $2.0 million purchase price due at the closing of the Asset Sale, and increasing the interest rate of the promissory note evidencing the $1.0 million bridge loan NTN received in September 2020 from Fertilemind from 8.0% to 10.0% per annum beginning on December 1, 2020 and to extend the maturity date to March 1, 2021, and (ii) a promissory note evidencing an additional $0.5 million bridge loan from eGames.com or Fertilemind to NTN on December 1, 2020, with terms substantially identical to the terms of the promissory note evidencing the $1.0 million bridge loan, as proposed to be amended. On November 10, 2020, a representative of Breakwater sent a draft of such amendment and promissory note to GBB for review. On November 17, 2020, a representative of GBB informed a representative of Breakwater that eGames.com and Fertilemind were willing to enter into such amendment and to make the $0.5 million loan to NTN on December 1, 2020 on the terms set forth in the draft promissory note. On November 18, 2020, the NTN board of directors unanimously approved the draft omnibus amendment and the promissory note, and authorized NTN to borrow the $0.5 million loan pursuant to the terms of such promissory note. On November 19, 2020, NTN, eGames.com, and Fertilemind entered into the omnibus amendment reflecting the foregoing terms. On December 1, 2020, upon receipt of the $0.5 million loan, NTN issued a second unsecured promissory note evidencing such loan.

On January 7, 2021 because this proxy statement/prospectus/consent solicitation statement had not been mailed to NTN’s stockholders by the date that is 60 days prior to March 1, 2021, in accordance with the terms of the Asset Purchase Agreement, as amended, NTN provided a notice to eGames.com extending the March 1, 2021 outside date in the Asset Purchase Agreement by an additional 60 days to April 30, 2021. Also on January 7, 2021, NTN provided a similar notice to Brooklyn in accordance with a similar provision in the Merger Agreement.

In light of NTN’s limited cash resources and its near-term forecasted cash outlays, with the authorization of the NTN board of directors, in December 2020, Mr. Wolff and Ms. Gurrola contacted Mr. Fuchs regarding the possibility of providing NTN with a third bridge loan. Mr. Fuchs expressed a willingness to extend up to an additional $0.2 million loan to NTN at an interest rate of 10.0% per annum that would be applied against the purchase price due at the closing of the Asset Sale. On January 7, 2021, Ms. Gurrola instructed Breakwater to prepare (i) a second omnibus amendment providing for the application of an additional $0.2 million bridge loan against the $2.0 million purchase price due at the closing of the Asset Sale and to extend the maturity date of the $1.0 million and $0.5 million bridge loans to April 30, 2021, and (ii) a promissory note evidencing an additional $0.2 million bridge loan from eGames.com or Fertilemind to NTN, with terms substantially identical to the terms of the promissory notes evidencing the $1.0 million and the $0.5 million bridge loans, as proposed to be amended. On January 7, 2021, Ms. Gurrola sent a draft of such amendment and promissory note to Mr. Fuchs for review. On January 12, 2021, Mr. Fuchs informed Ms. Gurrola that eGames.com and Fertilemind were willing to enter into such amendment and to make the $0.2 million loan to NTN on the terms set forth in the draft promissory note. On January 8, 2021, the NTN board of directors unanimously approved the draft second omnibus amendment and the promissory note, and authorized NTN to borrow the $0.2 million loan pursuant to the terms of such promissory note. On January 12, 2021, NTN, eGames.com, and Fertilemind entered into the second omnibus amendment reflecting the foregoing terms. On January 12, 2021, upon receipt of the $0.2 million loan, NTN issued a third unsecured promissory note evidencing such loan.

On February 3, 2021, the registration statement of which this proxy statement/prospectus/consent solicitation statement was declared effective by the SEC Staff and NTN issued a press release announcing, among other things, that it would be holding its special meeting of stockholders to consider the Merger, the Asset Sale and related proposals on March 15, 2021.

On February 4, 2021, Company I submitted an unsolicited, non-binding indication of interest contemplating an acquisition of NTN’s assets for $3.0 million in cash, subject to customary diligence.

On February 5, 2021, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Ms. Gurrola, and representatives of Breakwater, Sheppard Mullin and Armanino to discuss the indication of interest. Mr. Wolff did not participate in the meeting. The committee instructed Armanino to set up a call with representatives of Company I to obtain clarification regarding the terms of the acquisition contemplated by Company I’s indication of interest. NTN and Company I entered into a confidentiality agreement on February 5.

On February 6, 2021, representatives of Sheppard Mullin, Armanino and Company I had such a call. During that call, representatives of Company I did not commit to provide bridge financing to NTN as necessary to fund NTN’s operations through the closing of the proposed transaction, a timeline by when Company I would sign a definitive agreement for the proposed transaction, or a cap on the indemnification obligations of NTN under a definitive agreement (which obligations would be treated as a liability for purposes of calculating NTN’s net cash under the Merger Agreement). The representatives of Company I also indicated that Company I expected to require at least a week to a week and a half to perform due diligence on NTN.

On February 7, 2021, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Ms. Gurrola, and representatives of Breakwater, Sheppard Mullin and Armanino to discuss the indication of interest submitted by Company I, as well as the additional clarification obtained during the February 6 call from representatives of Company I regarding its indication of interest. Mr. Wolff did not participate in the meeting. In evaluating the indication of interest from Company I, the committee discussed that the potential increase in the aggregate percentage ownership of NTN’s stockholders in the combined company following the Merger, based on a best case scenario estimate of the increase in NTN’s net cash resulting from a transaction with Company I, would be approximately 0.4%. The committee also discussed, among other things, the decrease in NTN’s net cash that would result from a delay in holding NTN’s special meeting of stockholders, including as a result of the additional expense necessary to fund NTN’s operations and to negotiate a definitive agreement with Company I, and the uncertainty as to whether NTN would have sufficient cash resources to fund operations through such delay, considering that NTN’s management estimated that NTN would have sufficient cash resources to pay forecasted cash outlays only through mid-March 2021. The committee also noted that the outside date under the Merger Agreement was April 30, 2021, and if that date were reached and the Merger was not completed by that date, Brooklyn could terminate the Merger Agreement. Following such discussion, the committee determined that the terms contemplated by Company I’s indication of interest proposal did not constitute, and would not be reasonably likely to result in, a superior offer under the circumstances, and, in accordance with its obligations under NTN’s asset purchase agreement with eGames.com, terminated discussions with Company I.

Historical Background for Brooklyn

The following is a summary of material events, meetings and discussions that are relevant to the Brooklyn Board’s decision to approve the Merger Agreement and recommend the Merger to the beneficial holders of Brooklyn’s Class A membership interests.

Brooklyn is a clinical-stage biopharmaceutical company focused on exploring the role that cytokine-based therapy can have on the immune system in treating patients with cancer. Brooklyn is committed to developing IRX-2, a novel cytokine-based therapy, to treat patients with cancer. IRX-2 active constituents, namely Interleukin-2 (IL-2) and other key cytokines are postulated to potentially signal, enhance and restore immune function suppressed by the tumor, thus enabling the immune system to attack cancer cells.

Since the spring of 2019, Brooklyn has been seeking to become a publicly traded entity trading on a stock exchange through a reverse merger. While the Brooklyn Board also considered other alternatives, such as an initial public offering, it determined that a reverse merger was the best option for Brooklyn and its members. Brooklyn believes that becoming public by way of a reverse merger will provide Brooklyn with the opportunity, once the merger is completed, to have its shares traded in the public market and increase its ability to advance its clinical development program exploring the treatment of certain cancers using IRX-2 as well as derived cytokines. In furtherance of that objective, Brooklyn has negotiated with several public companies interested in entering into a reverse merger transaction before it ultimately moved forward with a transaction with NTN.

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The following is a timeline from the standpoint of Brooklyn of the significant events leading up to the execution of the Merger Agreement:

●	On March 26, 2019, Brooklyn entered into an engagement letter with an investment banking firm, Maxim Group LLC, to assist Brooklyn in locating a potential reverse merger candidate.

●	In April 2019, Brooklyn entered into a non-disclosure agreement (“NDA”) with Public Company A. That lead to Brooklyn’s and Company’s A’s execution of a non-binding indication of interest in May 2019. However, the proposed reverse merger transaction between Brooklyn and Public Company A did not move forward.

●	In May 2019, June 2019 and October 2019, Brooklyn entered into NDAs with Public Company B, Public Company C, and Public Company D, respectively. While discussions were held with each such party regarding a potential reverse merger transaction, none of these potential reverse merger transactions moved forward.

●	In October 2019, Brooklyn entered into an NDA with Public Company E. At that time, Public Company E was engaged in a process organized by its investment banker to seek a reverse merger candidate for Public Company E. In connection with that transaction, Brooklyn was not selected as the party with which Public Company E would negotiate a reverse merger transaction. However, the parties reengaged in February 2020 and entered into a non-binding LOI in March 2020 (which included an exclusivity provision). Thereafter, Brooklyn and Public Company E completed due diligence on the other party and negotiated the terms of a proposed merger agreement for the proposed reverse merger. However, in April 2020, after exclusivity expired, Public Company E decided to engage in a reverse merger transaction with another transaction party.

●	In May 2020, Brooklyn entered into NDAs with Public Company F and Public Company G, respectively, each of which was engaged in a process organized by its investment banker to seek a reverse merger candidate. While discussions were held with each such party regarding a potential reverse merger transaction, none of these potential reverse merger transactions moved forward.

●	On May 20, 2020, a representative of Maxim had an introductory call with a party alleging to represent NTN. This discussion led to the execution on May 25, 2020 of an NDA between NTN and Brooklyn.

●	Between May 25, 2020 and June 12, 2020, there were numerous conversations between Brooklyn’s management and NTN’s management (in many cases with the involvement in the discussions of Maxim). There were also numerous conversations between NTN’s counsel and Brooklyn’s counsel regarding the terms of a proposed reverse merger transaction between NTN and Brooklyn. Further, both NTN and Brooklyn were granted access to a data room set up by the other party, and the parties began to engage in preliminary diligence regarding the other party. The parties also negotiated during this period a letter of intent (“LOI”) describing (at a high level) the terms of a proposed reverse merger transaction between the parties, and that LOI was executed on June 12, 2020. The LOI was non-binding except for an exclusivity provision that required both parties to not have discussions with other parties about a potential reverse merger transaction until July 31, 2020.

●	Beginning on June 12, 2020, Brooklyn and NTN and their respective advisors conducted mutual in-depth due diligence on the other party into a variety of areas, including finance, legal, tax and operations. This included a review of documents in each respective parties’ data room and extensive discussions regarding the structure of the transaction and the proposed terms of the transaction. The parties in these discussions included members of NTN’s management, members of Brooklyn’s management, members of Brooklyn’s Board of Managers, a large holder of Class A membership interests in Brooklyn, representatives of Maxim, and NTN’s and Brooklyn’s respective attorneys. Conversations were also had with NTN’s outside public accounting firm and Brooklyn’s outside public accounting firm.

●	A first draft of a proposed merger agreement was circulated to NTN’s counsel by Brooklyn’s counsel on June 29, 2020, and thereafter revised drafts of the merger agreement were circulated by NTN’s counsel on July 10, 2020 and by Brooklyn’s counsel on July 22, 2020. Further, during this period, each party prepared their respective disclosure schedules as required by the merger agreement draft, and each party reviewed drafts of the other party’s disclosure schedule and conducted further diligence based on the contents of the draft disclosure schedules.

●	Between July 22, 2020 and August 12, 2020, the parties engaged in extensive discussions regarding the final terms of the merger agreement. Further, during this period, NTN was engaged in negotiations for the sale of its business assets, which, to a certain extent, delayed completion of the merger agreement. As a result, exclusivity under the LOI was further extended by the parties until August 7, 2020 and thereafter until August 14, 2020.

●	On August 11, 2020, acting by unanimous written consent, the Brooklyn Board approved the transactions contemplated by the Merger Agreement and determined such transactions to be fair, advisable and in the best interests of Brooklyn and its members. In the same unanimous written consent, the Brooklyn Board recommended to the beneficial holders of the Class A membership interests in Brooklyn (who must approve the Merger Agreement and the Merger) that they vote their beneficial interests in Brooklyn’s Class A membership interests in favor of the transactions contemplated by the Merger Agreement and the Merger.

●	On August 12, 2020, the definitive Merger Agreement was executed between NTN and Brooklyn and the parties exchanged final disclosure schedules. A joint press release was issued early in the morning on August 13, 2020 announcing that the parties had entered into the Merger Agreement.

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REASONS FOR THE MERGER AND THE ASSET SALE

NTN Reasons for the Merger and the Asset Sale

In considering its decision to approve the Merger Agreement and the Asset Purchase Agreement and to authorize and approve the transactions contemplated thereby, including the Merger and the Asset Sale, and, subject to the terms and conditions of the Merger Agreement and the Asset Purchase Agreement, to recommend that stockholders approve the Merger Share Issuance Proposal and the Asset Sale Proposal, the NTN board of directors considered the recommendation of the strategic committee, and the NTN board of directors and the strategic committee consulted with NTN management, as well as NTN’s legal and financial advisors, and considered the terms of the proposed Merger Agreement and the Asset Purchase Agreement, as well as the process described in the section entitled “—Historical Background for NTN,” above.

In evaluating the Merger and the Asset Sale, each of the NTN board of directors and the strategic committee considered the following factors potentially weighing in favor of the Merger and the Asset Sale (which factors are not necessarily presented in order of relative importance):

●	Difficulty in funding continued operations and the risk of continued operations. Taking into account NTN’s current and historical financial condition, results of operations, prospects, business strategy and industry, including the potential impact of those factors on NTN’s common stock, the belief that the value offered under the Merger Agreement is more favorable to NTN’s stockholders than the potential value that might result from NTN continuing to operate on an independent, stand-alone basis, considering:

o	the conclusion of NTN’s management that there is substantial doubt regarding NTN’s ability to continue as a going concern;

o	the substantial and ongoing negative impact of the COVID-19 pandemic on the restaurant and bar industry, including as a result of governmental orders and restrictions impacting bars and restaurants (such as restrictions on restaurants from offering on-site dining and on bars from re-opening and on both from operating at full capacity), and therefore on NTN’s business and results of operations;

o

the belief that, at the time the board approved the Merger Agreement, NTN may have sufficient cash resources to last only through October 2020 (and as of the date of this proxy statement/prospectus/consent solicitation statement, only through mid-March 2021), unless:

▪	NTN’s subscription and advertising revenues return to pre-pandemic levels in the near term, which was believed to be highly uncertain because of, among other reasons, the likelihood that actions required or recommended to contain the spread of COVID-19 that have substantially and adversely impacted restaurants and bars across the U.S. and Canada, including those discussed above, would continue over the near term and be re-implemented upon resurgences in COVID-19 cases; or

▪	NTN raises substantial capital in the near term, which was believed to be difficult and that, if substantial capital could be raised, it would be excessively dilutive to NTN’s stockholders and would not otherwise be on terms favorable to NTN and its stockholders;

o	the termination of NTN’s relationships with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees in November 2019, which comprised 34% of NTN’s total revenue in 2019, the inability to date to make up for that lost revenue through adding other subscribers or other channels, and the negative impact that pandemic has had and is expected to continue to have on making up that lost revenue;

o	the risks and uncertainties inherent in NTN’s ability to execute its business strategy, particularly as a result of expense control measures taken by NTN in response to the impact of the pandemic on NTN’s business;

o	NTN’s ability to compete effectively within the highly competitive interactive games, entertainment and marketing services industries, including NTN’s ability to successfully commercially launch attractive product offerings, and the impact of new products and technological change, especially in the mobile and wireless markets, on NTN’s operations and competitiveness;

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o	the belief that retaining personnel could be difficult in the competitive San Diego job market because of NTN’s uncertain future and limited ability to provide meaningful retention packages;

o	the need for NTN to raise capital or increase subscription revenue, advertising revenue and cash flows to pre-pandemic levels in order to comply with its debt service obligations to Avidbank and to satisfy its financial covenants under its loan and security agreement with Avidbank;

o	the volatility of the market price of NTN’s common stock;

o	the risk that NTN’s common stock may be delisted or suspended from trading on the NYSE American, including because NTN is currently not in compliance with certain continued listing standards of the NYSE American, and thereafter becoming subject to “penny stock” rules, which would make it more difficult for NTN to raise capital and for investors to acquire or dispose of NTN’s common stock; and

o	the limited trading volume of NTN’s common stock.

●	Inability to find a strategic partner or acquiror for NTN as a whole, despite robust process. The belief that NTN had conducted a robust strategic review process and its recognition of the fact that, despite these efforts and over the course of a 25 month process, NTN was unable to find a strategic partner or acquiror for NTN as a whole that had certainty of closing and meaningful consideration for NTN’s stockholders and the lack of a preferable reverse merger candidate.

●	Value relative to other viable alternatives. The belief that the Merger creates more value for NTN’s stockholders and other stakeholders than attempting to further restructure NTN’s business or conducting an orderly wind-down of operations and liquidation.

o	Given the difficulty of funding continued operations and the risk of continued operations, the belief that remaining an independent entity was not likely to be a viable option.

o	The belief that the most likely alternative would be an orderly wind-down and liquidation of NTN, and that NTN may not be able to satisfy its obligations to creditors in full and it would be unlikely to result in any cash being distributed to stockholders.

o	The belief that selling substantially all of its assets in a parallel transaction with the Merger would either (1) provide a greater percentage ownership to NTN’s stockholders of the combined company if the Merger is consummated or (2) provide more cash for NTN’s stockholders in an orderly wind-down and liquidation.

●	Terms of the Merger Agreement.

o	The belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

o	The belief that the terms of the Merger Agreement would be unlikely to deter third parties willing to make an unsolicited acquisition proposal from doing so;

o	The right of the NTN board of directors under the Merger Agreement to respond to a third party submitting an unsolicited bona fide acquisition proposal by providing non-public information subject to an acceptable confidentiality agreement, and enter into discussions and negotiations with any such person, so long as (i) the board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such acquisition proposal constitutes, or is reasonably likely to result in, a superior offer, and (ii) the board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board under applicable law;

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o	The right of the NTN board of directors, under certain circumstances, to withdraw, withhold, qualify or modify its recommendation that NTN’s stockholders approve the issuance of shares of NTN common stock to the holders of Brooklyn equity pursuant to the terms of the Merger Agreement;

o	The right of the NTN board of directors to terminate the Merger Agreement in order to enter into a permitted acquisition agreement that the board determines to be a superior proposal, subject to certain conditions, provided that NTN pays a $750,000 termination fee to Brooklyn;

o

The formula that determines the number of shares of NTN common stock to be issued to the holders of Brooklyn equity pursuant to the Merger Agreement (which is further discussed in the section entitled “The Merger Agreement—Merger Consideration”), and the other negotiated terms of the Merger Agreement, which in the view of the strategic committee, were the most favorable to NTN and its stockholders that Brooklyn was willing to agree, including:

▪	the belief that the termination fee of $750,000 is reasonable in light of, among other things, the benefits of the Merger to NTN’s stockholders and the likelihood that a fee of such size would not be preclusive or unreasonably restrictive of other offers;

▪

the conditions to the closing of the Merger, including the belief that, while Brooklyn’s obligation to close is subject to a condition that the deficit in NTN’s “net cash” (as discussed in the section entitled “The Merger Agreement—Merger Consideration”) not exceed $3.0 million, that NTN was reasonably likely to satisfy such condition, including by reaching an agreement with a third party to acquire all or substantially all of NTN’s assets for cash consideration payable at the closing thereof; and

▪	the end date under the Merger Agreement (which was initially December 31, 2020, but which, in accordance with the terms of the Merger Agreement, was extended to March 1, 2021 and extended again to April 30, 2021), on which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the Merger;

o	The formula for determining the number of shares that NTN will issue in the Merger is not subject to adjustment based on trading prices, and thus the relative percentage ownership of NTN’s stockholders and Brooklyn’s members immediately following the completion of the Merger is not subject to market volatility;

o	The support agreements, pursuant to which certain beneficial holders of Class A membership interests of Brooklyn have agreed, solely in their capacity as beneficial holders of Class A membership interests of Brooklyn, to vote all of their Class A membership interests of Brooklyn in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby;

o	The support agreements, pursuant to which the officers and directors of NTN have agreed, solely in their capacity as stockholders of NTN, to vote all of their shares of NTN common stock in favor of approval of the issuance of shares of NTN’s common stock to the holders of Brooklyn equity pursuant to the terms of the Merger Agreement;

o	The rights of NTN under the Merger Agreement to seek specific performance and, in the event the Merger Agreement is terminated under certain circumstances, to receive a termination fee of $750,000 payable by Brooklyn;

o	Based in part on the due diligence and analysis of Brooklyn’s intellectual property portfolio, product pipeline, operating plans and potential market opportunity for its novel therapy and the expertise of Brooklyn’s management team, the belief that Brooklyn’s product candidate (IRX-2) has the potential to meet unmet medical needs and address a potential market opportunity, thereby creating value for the stockholders of the combined organization and an opportunity for NTN’s stockholders to participate in the potential growth of the combined organization;

o	The strength of the balance sheet and sufficiency of the expected cash resources of the combined organization, and the belief that the anticipated cash resources expected to be held by NTN at the time of the closing of the Merger and Brooklyn’s cash on hand will be sufficient to achieve certain near-term clinical milestones and fund the combined organization into the first quarter of 2022;

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o	The ability of Brooklyn to take advantage of the potential benefits resulting from becoming a public reporting company listed on the NYSE American should it be required to raise additional capital in the future;

o	The financial analyses of Newbridge, including its opinion to the strategic committee as to the fairness to NTN’s stockholders, from a financial point of view, of the consideration to be paid by NTN pursuant to the terms of the Merger Agreement;

o	The combined organization’s ability to remain listed on the NYSE American; and

o	The process undertaken to explore strategic alternatives available to NTN to maximize stockholder value and the review and assessment of the possible outcomes of such alternatives, including the possibility of remaining independent, combinations with other merger partners, the possibility of being acquired or entering into a business combination (including with Brooklyn), and the possibility of equity or debt public or private offerings.

●	Asset Purchase Agreement and Bridge Loan with eGames.com

o	The belief, based in part on the judgment, advice and analysis of NTN management and its advisors, that:

▪	selling the assets related to the business to eGames.com was the best way to maximize stockholder value because the proceeds from the Asset Sale are expected to enable NTN to satisfy the closing condition under the Merger Agreement that the deficit in NTN’s net cash not exceed $3.0 million;

▪	there was greatest certainty of closing the Asset Sale with eGames.com, including as a result of the guaranty provided by Aram Fuchs, the sole owner of eGames.com;

▪	eGames.com was the only prospective buyer for the assets that was able and willing to advance $1,000,000 of the purchase price to NTN in the form of the bridge loan upon signing of the Asset Purchase Agreement (which was critical in the view of the NTN board of directors to provide NTN with sufficient liquidity to stay solvent until the closing under the Merger Agreement); and

▪	completing the Merger and the Asset Sale was the best way to maximize stockholder value because no buyer, either before NTN entered into the Merger Agreement or after NTN entered into the Merger Agreement, had emerged for NTN as a whole despite a strategic process that lasted more than 25 months, and the belief that it is unlikely that such a buyer will emerge.

o

The belief that, in the event a buyer for NTN as a whole does emerge, the sum of the $275,000 termination fee payable to eGames.com under the Asset Purchase Agreement upon the occurrence of certain events and the $750,000 termination fee payable to Brooklyn under the Merger Agreement upon the occurrence of certain events is not an amount that would preclude an unsolicited bid for NTN as a whole, and the NTN board of directors has the right to terminate the Asset Purchase Agreement and the Merger Agreement to enter into a permitted acquisition agreement that the Board determines to be a superior proposal.

●	Greater certainty of value. The Asset Sale would provide NTN with $2.0 million in cash, which was viewed as advantageous because if, the Merger is consummated, it would increase the ownership percentage of NTN’s stockholders in the combined company, or, if the Merger is not consummated and NTN conducts an orderly wind-down of operations and liquidation, it would increase the cash available for potential distribution to its stockholders.

●	Financing of the Asset Sale.

o	eGames.com’s obligation to close the Asset Sale is not subject to financing-related conditions.

o	$1.0 million of the purchase price will be funded by eGames.com in connection with the signing of the Asset Purchase Agreement in the form of a $1.0 million loan by eGames.com to NTN, which can be used for payment of obligations owed under NTN’s term loan, obligations related to the transactions contemplated by the Asset Purchase Agreement, and other general working capital purposes, and which will be applied toward the purchase price at the closing of the Asset Sale.

o	The $1.0 million loan is necessary to help ensure that NTN has sufficient working capital to fund its operations through the closing of the Asset Sale and the Merger.

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●	Terms of the Asset Purchase Agreement.

o	The belief that the terms of the Asset Purchase Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

o	The terms of the Asset Purchase Agreement described above under “Financing of the Asset Sale.”

o	The belief that the terms of the Asset Purchase Agreement would be unlikely to deter third parties willing to make an unsolicited acquisition proposal to acquire substantially all of NTNs assets.

o	The right of NTN’s board of directors under the Asset Purchase Agreement to respond to a third party submitting an unsolicited bona fide acquisition proposal by furnishing non-public information subject to an acceptable confidentiality agreement, and enter into discussions and negotiations with any such person, so long as (1) the board determines in good faith, after consultation with NTN’s outside financial advisors and outside legal counsel, that such acquisition proposal constitutes, or is reasonably likely to result in, a superior offer, and (2) the board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board under applicable law.

o	The right of NTN’s board of directors, under certain circumstances, to withdraw, withhold, qualify or modify its recommendation that NTN’s stockholders approve the Asset Sale pursuant to the terms of the Asset Purchase Agreement.

o	The right of NTN’s board of directors to terminate the Asset Purchase Agreement in order to enter into a permitted acquisition agreement that the board determines to be a superior proposal, subject to certain conditions, provided that NTN pays a $275,000 termination fee to eGames.com.

o	The rights of NTN under the Asset Purchase Agreement to seek specific performance.

o	The consideration to be paid by eGames.com for the purchased assets (including the assumption of certain liabilities as set forth in the Asset Purchase Agreement) and the other negotiated terms of the Asset Purchase Agreement, which in the view of the strategic committee, were the most favorable to NTN and its stockholders to which eGames.com was willing to agree, including:

▪	the amount of the bridge loan;

▪	the amounts of the termination fees to be paid by NTN under certain circumstances;

▪	the conditions to the closing of the Asset Sale, which the strategic committee believes are all reasonably likely to be satisfied;

▪	the limited indemnification obligations of NTN under the Asset Purchase Agreement;

▪	the $100,000 aggregate cap on the indemnification obligations of NTN; and

▪	the end date under the Asset Purchase agreement (which was initially December 31, 2020, but which, in accordance with the terms of the Asset Purchase Agreement, was extended to March 1, 2021 and extended again to April 30, 2021), on which either party, subject to certain exceptions, can terminate the Asset Purchase Agreement, which the strategic committee believes allows for sufficient time to consummate the Asset Sale.

In its deliberations concerning the Merger, the Asset Sale and the other transactions contemplated by the Merger Agreement and the Asset Purchase Agreement, the NTN board of directors and the strategic committee both also considered the followings factors to be generally negative or unfavorable in making its recommendation to NTN’s stockholders with respect to the Merger and the Asset Sale:

●	the fact that, following the completion of the Merger, NTN’s stockholders as of immediately prior to the effective time of the Merger would only own, at the greatest level, approximately 5.92% of the outstanding shares of NTN common stock immediately following the effective time of the Merger on a fully diluted basis, and thereby participate in the future growth or earnings of the combined company only to that extent;

●	the risk that, under the formula used to determine the number of shares of common stock that NTN will issue in the Merger, depending on the amount of the NTN’s net cash deficit and the amount of Brooklyn’s cash and cash equivalents at the closing, NTN’s stockholders may own as little as approximately 3.26% of the outstanding shares of NTN common stock immediately following the effective time of the Merger on a fully diluted basis;

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●	the $750,000 termination fee payable by NTN to Brooklyn upon the occurrence of certain events and the potential effect of such payment in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to NTN’s stockholders than the Merger;

●	the $275,000 termination fee payable by NTN to eGames.com upon the occurrence of certain events and the potential effect of such payment in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to NTN’s stockholders than the Asset Sale;

●	the sum of the $275,000 termination fee payable under the Asset Purchase Agreement to eGames.com and the $750,000 termination fee payable to Brooklyn under the Merger Agreement upon the occurrence of certain events and the potential effect of such payments in deterring other potential acquirers from proposing an alternative transaction, including buying NTN as a whole, that may be more advantageous to NTN’s stockholders than the Merger and the Asset Sale;

●	the restrictions in the Merger Agreement and the Asset Purchase Agreement on NTN’s ability to actively solicit competing bids to acquire NTN or its assets;

●	the restrictions on NTN’s conduct of business prior to completion of the Merger and the Asset Sale, which could delay or prevent NTN from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the Merger and Asset Sale, whether or not such transactions are completed;

●	NTN’s remedy of specific performance under the Merger Agreement and the Asset Purchase Agreement may be difficult to enforce;

●	the substantial expenses to be incurred in connection with the Merger Agreement and the Asset Purchase Agreement and the transactions contemplated thereby;

●	the interests of directors and officers of NTN in the Merger and the Asset Sale that may be deemed to be different from, or in addition to, those of NTN’s stockholders;

●	the possible volatility, at least in the short term, of the trading price of NTN’s common stock resulting from the announcement of the Merger and the Asset Sale;

●	lack of appraisal rights for NTN’s stockholders under the DGCL for the Merger and the Asset Sale;

●	a fairness opinion from a financial advisor regarding the consideration to be received by NTN in the Asset Sale was not requested or received due to NTN’s limited resources;

●	the fact that NTN’s net cash at the closing will be reduced dollar-for-dollar by the amount of the $100,000 indemnification cap under the Asset Purchase Agreement;

●	the risk that the conditions to the closing of the Merger and the Asset Sale will not be satisfied, including the risk that the deficit in NTN’s net cash at the closing is greater than negative $3.0 million;

●	the risk that the Merger or the Asset Sale might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger and the Asset Sale or of the delay or failure to complete the Merger or the Asset Sale on the reputation of NTN;

●	the likely detrimental effect on NTN’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger and the Asset Sale not be completed;

●	the risk to NTN’s business, operations and financial results in the event that the Merger or the Asset Sale are not completed;

●	litigation may occur in connection with the Merger or the Asset Sale and such litigation may increase the costs associated with the Merger and the Asset Sale and result in a diversion of management focus;

●	the unproven, development-stage nature of Brooklyn’s product candidate, which may not be successfully developed into products or successfully marketed and sold;

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●	the strategic direction of the combined organization following the completion of the Merger, which will be determined by a board of directors initially comprised of directors designated by Brooklyn;

●	the risk that the Merger could result in substantial new limits on the utilization of NTN’s net operating losses; and

●	the risks set forth under “Risk Factors” above.

The foregoing information and factors considered by the NTN board of directors and strategic committee are not intended to be exhaustive, but are believed to include all of the material factors considered. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the Asset Sale and the complexity of these matters, the NTN board of directors and strategic committee did not find it useful, and did not attempt, to quantify, rank or assign relative weights to these factors. In considering the factors described above, individual members of the NTN board of directors and strategic committee may have given weight to different factors. The NTN board of directors and strategic committee conducted an overall analysis of the factors discussed above, including thorough discussions with, and questioning of, NTN’s management and its legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Brooklyn Reasons for the Merger

In the course of reaching its decision to approve the Merger, the Brooklyn Board consulted with its senior management, one or more holders of its membership interests, its financial advisor, Maxim, and its legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

●	the potential increased access to sources of capital at a lower cost of capital and a broader range of investors to support Brooklyn’s development program than it could otherwise obtain if it continued to operate as a stand-alone, privately-held company;

●	the potential to provide its members with greater liquidity by owning stock in a publicly traded company;

●	the Brooklyn Board’ belief that no alternatives to the Merger were reasonably likely to create greater value for Brooklyn’s members, after reviewing the various strategic options to enhance shareholder value that were considered by the Brooklyn’s Board;

●	the cash resources of Brooklyn expected to be available at the closing of the Merger;

●	the terms and conditions of the Merger Agreement, including, without limitation, the following:

o	the determination that the expected relative percentage ownership of NTN securityholders and Brooklyn securityholders in the combined company was appropriate, in the judgment of the Brooklyn Board, based on the Brooklyn Board’s assessment of the approximate valuations of NTN and Brooklyn and the comparative costs and risks associated with alternatives to the Merger.

o	the expectation that the Merger will be treated as a tax-free contribution to a controlled corporation for U.S. federal income tax purposes, with the result that Brooklyn members will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Brooklyn membership interests for shares of NTN common stock pursuant to the Merger (except (a) to the extent a member’s share of Brooklyn’s liabilities exceeds such member’s tax basis in its Brooklyn’s units and (b) with respect to any cash received in lieu of a fractional shares of NTN common stock).

●	the expectation that substantially all of Brooklyn’s employees and management will serve in similar roles in the combined company.

●	the conclusion of the Brooklyn Board that the potential termination fee payable by NTN to Brooklyn and the circumstances when such fee was payable were reasonable.

●	the fact that shares of NTN common stock issued to Brooklyn’s members will be registered on a Form S-4 registration statement by NTN and will generally become freely tradable for non-affiliates; and

●	the likelihood that the Merger will be consummated on a timely basis.

The Brooklyn Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Brooklyn and the ability of Brooklyn to obtain financing in the future in the event the Merger is not completed;

●	the reasonableness of the termination fee of $750,000, which could become payable by Brooklyn if the Merger Agreement is terminated in certain circumstances and certain events occur;

●	the risk that the Merger might not be consummated in a timely manner or at all;

●	the risk that NTN may have up to $3.0 million in negative Parent Net Cash, as defined in the Merger Agreement, that would need to be funded by Brooklyn;

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●	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

●	the additional public company expenses and obligations that Brooklyn’s business will be subject to following the Merger that it has not previously been subject to; and

●

various other risks associated with the combined company and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus/consent solicitation statement.

The foregoing information and factors considered by the Brooklyn Board are not intended to be exhaustive, but are believed to include all of the material factors considered by the Brooklyn Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Brooklyn Board did not find it useful, and did not attempt, to quantify, rank or assign relative weights to these factors. In considering the factors described above, individual members of the Brooklyn Board may have given weight to different factors. The Brooklyn Board conducted an overall analysis of the factors discussed above, including thorough discussions with, and questioning of, Brooklyn’s senior management and its legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/consent solicitation statement describe the material aspects of the Merger, including the Merger Agreement. While NTN and Brooklyn believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus/consent solicitation statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A and the other documents to which you are referred herein. See the section “Where You Can Find More Information” in this proxy statement/prospectus/consent solicitation statement.

Transaction Structure

The Merger Agreement provides that, at the effective time of the Merger, Merger Sub will be merged with and into Brooklyn, with Brooklyn continuing as the surviving entity and as a wholly-owned subsidiary of NTN. After completion of the Merger, NTN expects to change its corporate name to “Brooklyn ImmunoTherapeutics, Inc.” and its shares of common stock expects to trade on the NYSE American under the symbol “BTX.”

Merger Consideration

At the effective time of the Merger, each unit of Brooklyn outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of NTN common stock. As of the date the parties entered into the Merger Agreement, 2,948,814 shares of NTN common stock were outstanding, 140,943 shares of NTN common stock were issuable upon exercise or settlement of outstanding stock options and RSUs, and 156,112 share of NTN preferred stock were outstanding. Assuming that, as of immediately prior to the effective time of the Merger, all such outstanding shares of common stock and preferred stock remained outstanding, all such options were exercised in full, all such restricted stock units were settled in full, and there were no other changes to NTN’s capitalization between the date the parties entered into the Merger Agreement and the effective time of the Merger, Brooklyn’s members will own, or have the right to receive, between approximately 49,832,550 and 94,226,415 shares of NTN common stock, subject to adjustment to account for the Reverse Stock Split, which will represent between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis. A portion of such shares which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn. The range of the number of shares to be issued in the Merger is an estimate only as of the date hereof and the final number of shares will be determined pursuant to a formula in the Merger Agreement and described in more detail in “The Merger Agreement—Merger Consideration.”

At the effective time of the Merger, NTN’s stockholders will continue to own and hold their shares of NTN common stock and preferred stock, and all outstanding and unexercised options to purchase shares of NTN common stock will remain outstanding in accordance with their terms. NTN’s stockholders as of immediately prior to the effective time of the Merger are expected to own, in the aggregate, between approximately 5.92% and 3.26% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis.

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The Merger Agreement does not include provisions providing for an adjustment to the total shares of NTN common stock that Brooklyn’s members will be entitled to receive for changes in the market price of NTN common stock. Accordingly, the market value of the shares of NTN common stock issued in the Merger will depend on the market value of the shares of NTN common stock at the time the Merger closes and could vary significantly from the market value on the date of this proxy statement/prospectus/consent solicitation statement.

No fractional shares of NTN common stock will be issuable in the Merger. Instead, each securityholder of Brooklyn who would otherwise be entitled to receive a fraction of a share of NTN common stock, after aggregating all fractional shares of NTN common stock issuable to such holder shall, in lieu of such fraction of a share and upon delivery by such holder of a stock registration form in accordance with the Merger Agreement and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by the volume weighted average closing price of a share of NTN common stock on the NYSE American for the five consecutive trading days ending immediately prior to the date upon which the Merger becomes effective.

Effective Time of the Merger

Unless the Merger Agreement is earlier terminated under its terms and subject to the satisfaction of the other closing conditions described in the Merger Agreement, the Merger will be consummated as promptly as practicable, but in no event later than the second business day following the satisfaction or waiver of the last to be satisfied or waived of the conditions in the Merger Agreement, other than those conditions which by their nature are to be satisfied at closing, or at such other time, date, and place as NTN and Brooklyn may mutually agree.

At the closing, NTN and Brooklyn will cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of Delaware law and in a form reasonably acceptable to NTN and Brooklyn. The Merger will become effective at the time of filing of such certificate of merger or at such later time as may be specified therein with the consent of NTN and Brooklyn. Neither NTN nor Brooklyn can predict the exact timing of the consummation of the Merger, although the parties expect to consummate the Merger in early 2021.

Background of the Merger

For information on the background of the Merger, see “Background of the Asset Sale and the Merger,” beginning on page 75.

Recommendation of the NTN Board of Directors

The NTN board of directors has determined and believes that the Merger Share Issuance Proposal is fair to, advisable, and in the best interests of NTN and its stockholders. The board unanimously recommends that NTN stockholders vote “FOR” the Merger Share Issuance Proposal and each other proposal described in this proxy statement/prospectus/consent solicitation statement. For more information on the board recommendations see “The Special Meeting of NTN’s Stockholders—Recommendations of the NTN Board of Directors,” beginning on page 69.

Reasons for the Merger

For information on the reasons applicable to the recommendation of the NTN board of directors for the Merger, see “Reasons for the Merger and the Asset Sale,” beginning on page 100.

Opinion of NTN Financial Advisor

Generally

The NTN board of directors engaged Newbridge Securities Corporation (“Newbridge”) on July 2, 2020, to render a written opinion (whether or not favorable) to the NTN board of directors as to the fairness, from a financial point of view, to NTN’s common stockholders of the consideration to be paid in connection with the Merger. It was subsequently agreed that Newbridge would render its written opinion to the strategic committee, but that both the strategic committee and the NTN board of directors could rely on the opinion.

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On August 12, 2020, Newbridge rendered its oral opinion to the strategic committee (which was subsequently confirmed in writing by delivery of Newbridge’s written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of August 12, 2020, the consideration to be paid by NTN in the Merger was fair, from a financial point of view, to NTN’s common stockholders.

Newbridge was not requested to opine as to, and Newbridge’s opinion does not address, the relative merits of the Merger or any alternatives to the Merger, NTN’s underlying decision to proceed with or effect the Merger, the fairness of the Asset Sale or the Projections (as defined under “The Merger—Brooklyn Financial Projections” below).

The summary of Newbridge’s opinion in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus/consent solicitation statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge in preparing its opinion. Neither Newbridge’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus/consent solicitation statement are intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the Merger or any other matter.

Newbridge did not participate in, or provide advice with respect to, the structuring or negotiation of the Merger.

In connection with its review and analysis performed to render its opinion, among other things, Newbridge:

●	Took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions, and business and securities valuations generally;

●	Reviewed a draft of the Merger Agreement dated August 11, 2020;

●

Reviewed publicly available financial information filed with the SEC regarding NTN, including NTN’s annual reports on Form 10-K for the fiscal years ended December 31, 2019, and December 31, 2018, NTN’s quarterly reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, and certain current reports on Forms 8-K between March 2, 2018 through August 7, 2020;

●	Reviewed Brooklyn’s audited financial statements for the fiscal years ended December 31, 2019 and December 31, 2018;

●	Reviewed certain information, including certain financial forecasts relating to the business, earnings, cash flow, capital raises and prospects of NTN and Brooklyn that were furnished to Newbridge by NTN and Brooklyn, respectively;

●	Conducted discussions with members of senior management and representatives of NTN and Brooklyn concerning the matters described in the bullet point above;

●	Reviewed certain publicly available information concerning the trading of, and the trading market for, NTN’s common stock;

●	Conducted discussions with members of senior management of NTN to understand NTN’s recent business history, steps taken to conserve cash in the last nine months, and multiple potential strategic alternatives explored before signing the Merger Agreement;

●	Conducted discussions with members of senior management of Brooklyn to understand Brooklyn’s recent business history, potential near-term clinical milestones, and their operating budget through the three months ended March 31, 2022;

●	Reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Newbridge considered relevant to its analysis;

●	Reviewed and analyzed certain publicly available information relating to selected companies that Newbridge deemed relevant to its analysis;

●	Reviewed a financial model and the Projections put together by the management team of Brooklyn that had certain future revenue milestone and capital raise assumptions, and created a discounted cash-flow analysis based off of such model; and

●	Performed such other analyses and examinations and considered such other factors as it deemed appropriate for the purpose of rending its opinion.

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In connection with its review and analysis and in arriving at its opinion, Newbridge relied upon and assumed the accuracy and completeness of all the financial and other information provided to it or publicly available and did not attempt to verify independently any such information. With respect to certain financial information, including the limited financial forecasts and estimates relating to NTN and Brooklyn provided to Newbridge, Newbridge assumed that such financial information was prepared on a basis reflecting best currently available estimates and good faith judgments of the management team of NTN and Brooklyn, respectively, as to their future financial performance and subsequent to the Merger.

In arriving at its opinion, Newbridge assumed that the executed Merger Agreement would be identical in all material respects to the August 11, 2020 draft of the merger agreement reviewed by Newbridge. Newbridge’s opinion states that it is not obligated to review its opinion due to events and fluctuating economic conditions occurring subsequent to the date of its opinion.

Newbridge’s opinion was approved by the relevant parties in the firm’s investment banking and compliance departments prior to delivering it to the strategic committee.

The following is a summary of the material financial analyses performed by Newbridge in connection with the preparation of its opinion. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description and this summary does not purport to be a complete description of the analyses performed by Newbridge or the delivery of Newbridge’s opinion to the strategic committee.

This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by Newbridge, the tables must be read together with the text of each analysis summary and considered as a whole. The summary description and the tables do not constitute a complete summary of the financial analyses. Considering any portion of such summary and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Newbridge’s opinion.

In conducting the analysis as to the fairness to NTN’s common stockholders, from a financial point of view, of the consideration to be paid in the Merger, Newbridge evaluated stand-alone valuations of Brooklyn. In furnishing its opinion, Newbridge combined the analyses described herein into one composite valuation range, while not assigning any quantitative weight to any of the analyses or the other factors considered. Accordingly, Newbridge has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

The results of the application by Newbridge of each of the valuation methodologies utilized in connection with its fairness opinion is summarized below.

Consideration to be Paid in the Merger

For purposes of its opinion, management of NTN advised Newbridge, and with the consent of the strategic committee, Newbridge assumed, without independent verification, amounts of NTN’s “net cash” (as such term is defined in “The Merger Agreement—Merger Consideration”) and the pro forma number of shares outstanding of each of NTN and Brooklyn, which would result in NTN’s common stockholders owning between 5.92% and 3.26% of the outstanding common stock of NTN immediately upon consummation of the Merger.

Based upon the closing price per share of NTN common stock on August 11, 2020 of $1.95, Newbridge observed that NTN would be paying between $96.1 million and $179.6 million to acquire Brooklyn, assuming the issuance of between 52,363,268 shares and 95,184,867 shares in the Merger based on NTN common stockholders holding a maximum of 5.92% and a minimum of 3.26%, respectively, of the outstanding shares of NTN common stock immediately following the Merger.

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Scenario 1	Balance Sheet Contribution
Brooklyn cash and cash equivalents	$10,000,000
NTN net cash	$0

Final Transaction Terms	# of Shares	% Ownership(1)	$ Value(2)
NTN Allocation Percentage	3,101,657	5.92%	$6,048,231
Brooklyn Allocation Percentage	49,261,611	94.08%	$96,060,141
Pro forma Shares Outstanding	52,363,268	100.00%	$102,108,373

Scenario 2	Balance Sheet Contribution
Brooklyn cash and cash equivalents	$18,000,000
NTN net cash (deficit):	$(3,000,000)

Final Transaction Terms	# of Shares	% Ownership(1)	$ Value(2)
NTN Allocation Percentage	3,101,657	3.26%	$6,048,231
Brooklyn Allocation Percentage	92,083,210	96.74%	$179,562,258
Pro forma Shares Outstanding	95,184,867	100.00%	$185,610,489

(1)	Represents percentage of ownership of the shares of NTN common stock outstanding immediately following the effective date of the Merger.
(2)	Based upon the number of shares allocated to each party multiplied by the closing price of NTN on August 11, 2020.

Based upon a review of factors described above, and certain other qualitative data, Newbridge utilized several methodologies of analysis to support its fairness opinion that the Merger is fair, from a financial point of view, to NTN’s common stockholders.

Methodology	Value
Comparable Public Company Analysis - Median Enterprise Value	$318.80
Comparable M&A Transactions Analysis - Median Transaction Value	$342.70
Paid-In Capital / Replacement Value of Assets - Cash	$198.90
Discounted Cash-Flow Analysis - Net Present Value	$322.70

High	$342.70
Low	$198.90

Newbridge did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion. Instead, Newbridge concluded that the analyses, taken as a whole to create a range of values, supported its determination.

Comparable Public Company Analysis

Newbridge reviewed the total enterprise values of publicly traded companies with the following characteristics:

●	Listed on a U.S. national securities exchange (NYSE American, NASDAQ, or NYSE).

●	Headquartered in the United States.

●	Focused on the development of drugs for oncology indications, specifically in head and neck cancer.

●

Advanced stage of clinical development, specifically that their lead drug candidate (or one of their lead drug candidates) had to have at least commenced Phase II of U.S. FDA trials and/or be further along in clinical development in Phase II or Phase III.  Newbridge felt comfortable using this range of clinical development, as Brooklyn is currently in Phase IIb.  Further, in comparing Brooklyn with the company in Phase III, Newbridge believed that it was being conservative as, all things being equal, a company further along in clinical development could indicate a higher valuation.

●	At least $10 million in cash and cash equivalents on its balance sheet.

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Selected comparable public companies had a median enterprise value of $318.8 million (dollar amounts other than share price are in millions).

Company Name	Ticker	8/11/20 Price(1)	Debt(1)	Cash(1)	Phase of Lead Clinical Drug Candidate(2)	Market Cap. (1)	Enterprise Value(1)
Molecular Templates, Inc.	NASDAQ:MTEM	$11.95	$27.30	$91.00	Phase II	$596.50	$532.80
CEL-SCI Corporation	NYSE American: CVM	$12.03	$14.20	$20.10	Phase III	$463.40	$457.40
Celldex Therapeutics, Inc.	NASDAQ:CLDX	$10.69	$3.00	$206.90	Phase II	$384.10	$180.30
AVEO Pharmaceuticals, Inc.	NASDAQ:AVEO	$4.64	$12.10	$71.40	Phase II	$119.70	$60.30
					Median	$423.80	$318.80

(1) Share price, debt, cash, market capitalization, and enterprise values were sourced from S&P Capital IQ data, as of August 11th, 2020.

(2) Clinical development pipeline and specific descriptions of lead drug candidate were derived through Newbridge’s review of relevant SEC filings, and their most recent corporate presentations available online (if available).

The comparable public company analysis uses data from comparable guideline companies to develop a measure of current value for Brooklyn. The theory underlying the comparable public companies’ valuation is that companies in the same industry with similar operating characteristics should have certain valuation benchmarks in common. The goal of the analysis is to develop a premise for relative value, which when coupled with other valuation approaches, presents a foundation for determining a range of values for Brooklyn.

Comparable M&A Transactions Analysis

Newbridge analyzed publicly available information with respect to selected acquisitions in the biotech/biopharmaceutical sector over the last four years to find similar transactions where the targets being acquired most resembled Brooklyn. In Newbridge’s view, the universe of transactions where targets had similarities to Brooklyn, and where financial information was recorded for the transaction value, was generally limited.

Newbridge applied the following screening criteria to obtain the relevant data points below.

●

The first screen was for transactions that occurred within the last four years, with target companies focused on the development of drugs for oncology indications. This produced 23 potential data points.

●

The second screen was for targets that had revenues of less than $10 million, for the emphasis of value to remain in the drug candidates still in clinical trials. This produced 5 remaining potential data points.

●

The third screen was for targets that had drug candidates in Phase II trials or were further along in development. After applying these criteria, only 3 companies remained that were close to the Phase 2b trials that resembled Brooklyn.

While the targets remaining were in Phase II and Brooklyn is in a more advanced Phase 2b, Newbridge determined that it was appropriate to use these targets for the M&A Transactions Analysis because, in the judgment of Newbridge, Phase II and Phase 2b closely approximate each other. Further, in using the remaining targets in Phase II, Newbridge believed that it was being conservative as, all things being equal, a more advanced stage Phase 2b drug could indicate a higher valuation.

Transaction Type(1)	Date Transaction Announced	Transaction Status	Target	Buyers/Investors	Transaction Value(2)	Target LTM Revenue(2)(3)
Merger/Acquisition - Cash Transaction	02/21/2018	Closed	Viralytics Limited (ASX:VLA)	A subsidiary of Merck & Co. (NYSE:MRK)	$393.50	$9.00
Merger/Acquisition - Cash Transaction	11/11/2019	Announced	Cellular Biomedicine Group, Inc. (NASDAQ:CBMG)	Management Buyout + Various	$342.70	$0.10
Merger/Acquisition - Cash Transaction	02/21/2019	Closed	Immune Design Corp. (NASDAQ:IMDZ)	a subsidiary of Merck & Co. (NYSE:MRK)	$296.00	$2.20

(1)	Sourced from S&P Capital IQ data as of August 10th, 2020. and confirmed with SEC filings.
(2)	Numbers are in millions of USD.
(3)	Target LTM Revenue was the trailing 12-month revenues, as per the announcement date.

Selected comparable M&A transaction data indicate a median transaction value of $342.7 million.

The comparable M&A transaction analysis examines the values that acquirers have previously placed on comparable companies in a merger or acquisition in order to develop a measure of current value for Brooklyn.

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Paid-In Capital / Replacement Value of Assets

Newbridge also reviewed, based on information provided by Brooklyn, the amount of capital invested by investors in Brooklyn and in the entity from which it acquired its intellectual property, IRX Therapeutics, Inc., to clinically advance the Brooklyn’s drug product candidate.

IRX Therapeutics was founded in 1999, and since inception through 2018, $179.1 million was invested in that company, based on Brooklyn’s audited financial statements which indicate $179.1 million in paid-in capital from historical investment into IRX Therapeutics. Brooklyn was founded in 2018 by former debtholders and shareholders of IRX Therapeutics who acquired the assets of IRX Therapeutics. Since 2018, an additional $19.8 million has been invested in Brooklyn, based on information provided by the management team of Brooklyn of historical investments in Brooklyn.

Including the amount invested in IRX Therapeutics, approximately $199.0 million has been invested in Brooklyn’s drug product candidate.

Paid in capital is the payments received from investors in exchange for an entity’s stock, either common stock or preferred stock and is a key component of the total equity of an enterprise. This can be used as a proxy for replacement value to determine how much capital has been spent to reach this level of clinical data progress.

Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) analysis is a “forward looking” methodology and is based on projected future cash flows to be generated by Brooklyn (including the terminal value of the equity) which are then discounted back to the present. This methodology has three primary components: (i) the present value of projected free cash flows for a determined period; (ii) the present value of the terminal value of cash flows based on the declining growth method (representing firm value beyond the time horizon on the projections); and (iii) the weighted average cost of capital (“WACC”) used to discount such future cash flows and terminal value back to the present.

Newbridge built a DCF analysis utilizing a financial model and the Projections provided by the management team of Brooklyn that estimated: future cash-flows; operating expenses; the timing of clinical data readouts; the timing and size of future capital raises; and the timing and structure of the commercialization of its clinical drug portfolio. While Newbridge reviewed the financial model with the management team of Brooklyn to determine the reasonableness of the financial model’s assumptions, neither Brooklyn nor any other party can guarantee that the milestones in the model can be achieved in the timeframes suggested.

Newbridge did not provide any independent examination, analysis or investigation with respect to any of the assumptions or financial information included in the Projections. Newbridge does not express any opinion or imply any form of assurance with respect to the Projections and does not assume any responsibility for any of the assumptions underlying the Projections.

In conducting its DCF analysis for the purpose of determining the enterprise value of Brooklyn, for any fiscal year, Newbridge, using its professional judgement, determined that estimated unlevered free cash flows for such fiscal year were equivalent to the amount of Brooklyn’s estimated cash at the end of such fiscal year, as set forth in the Projections.  Newbridge then used such estimates of unlevered free cash flow for fiscal year 2026 and thereafter to conduct its DCF analysis.  Brooklyn’s estimated cash, as well as the projected capital raises inherent in the Projections, were provided by Brooklyn without independent verification by Newbridge.  Terminal values based on a growth in perpetuity rate of 1.0% were applied to estimated Brooklyn unlevered free cash flow amount for 2028 to complete the basis for calculating the present value of future Brooklyn cash flows.

●	The growth in perpetuity rate is the constant rate at which a company is expected to grow continuously. This growth rate starts at the end of the last forecasted cash flow period in a DCF model and goes into perpetuity.

●	A terminal growth rate is usually in line with the long-term rate of inflation, but not higher than the historical gross domestic product (GDP) growth rate.

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The projected unlevered free cash flows were then discounted to present values using a WACC of 18.7%. In determining the appropriate discount rate, using its professional judgment, Newbridge took into account several data points, including:

●	Estimated cost of capital data from the selected companies described under “Comparable Public Company Analysis” above, including a debt-to-equity ratio of 3.5%, a levered beta of 1.060, and an equity to total capitalization of 96.5%, in each case using data sourced from S&P Capital IQ as of August 11, 2020;

●	the equity risk premium of 18.6%, using the Nasdaq Composite Index Market return of the last five years;

●	a size premium of 4.0%, based on the Duff & Phelps 2017 Valuation Handbook;

●	the risk-free rate of 0.27% for 5-year U.S. treasury securities; and

●	the 5-year average of the U.S. corporate tax rate of 26.6%.

The result of the DCF analysis yielded an intrinsic value of $322.7 million for Brooklyn.

It should be noted that the WACC does not take into consideration the specific company risks such as the failure of Brooklyn to raise capital and bankruptcy. Accordingly, Brooklyn’s true WACC may be higher when taking into consideration the risks of default and negative operating profit history of the business which would have the effect of reducing the enterprise value range.

Other Matters

As discussed above, Newbridge performed a variety of financial and comparative analyses for the purpose of rendering its opinion. While the preceding summary describes several analyses and examinations that Newbridge deems material to its evaluation and opinion, they are not a comprehensive description of all analyses and examinations conducted by Newbridge.

Newbridge is a nationally recognized investment banking firm that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, and private placements. The NTN board of directors retained Newbridge based upon the foregoing qualifications, experience and expertise.

NTN paid Newbridge a fee of $110,000 for rendering its opinion delivered in connection with the Merger. The $110,000 opinion fee was not contingent in whole or in part on the success of the Merger, or on the results of Newbridge’s evaluation and analysis or upon the conclusions reached in Newbridge’s opinion. In addition, NTN agreed to reimburse Newbridge up to $10,000 for its reasonable, documented, out-of-pocket expenses, including reasonable fees and disbursements of its counsel. NTN has also agreed to indemnify Newbridge against certain liabilities and other items that may arise out of NTN’s engagement of Newbridge. The NTN board of directors did not limit Newbridge in any way in the investigations it made or the procedures it followed in rendering its opinion.

During the past two years, (i) NTN has not engaged Newbridge to provide, and Newbridge has not provided, investment banking, financial advisory or other financial services to NTN unrelated to the Merger for which NTN has paid or expects to pay fees to Newbridge and (ii) neither Newbridge nor any of its affiliates have provided investment banking services or other financial services to Brooklyn or its affiliates unrelated to the Merger for which Newbridge and its affiliates have received, or may receive, compensation.

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Brooklyn Financial Projections

The information set forth below is included by NTN solely to give NTN stockholders access to the financial projections of Brooklyn (the “Projections”) that were relied upon by Newbridge in connection with the rendering of its opinion as described in the section entitled “The Merger—Opinion of the NTN Financial Advisor.” The Projections were also made available to the NTN board of directors and strategic committee in connection with the presentation of financial analyses by Newbridge. The inclusion of information about the Projections in this proxy statement/prospectus/consent solicitation statement should not be regarded as an indication that the NTN board of directors, the strategic committee, NTN management or any other recipient of this information considered, or now considers, this information to be predictive of actual future results.

Brooklyn Financial Model - Summary
	2020	2021	2022	2023	2024	2025	2026	2027	2028
	(in millions)
Revenue	—	—	—	—	—	—	$74.2	$239.7	$408.0
Capital Raise	—	—	$60.0	$60.0	$50.0	—	$25.0	—	—
Brooklyn Expected Cash at FYE	$8.6	$0.8	$44.4	$85.2	$110.2	$85.2	$0.5	$30.4	$112.6

The Projections assume commercialization of Brooklyn’s lead drug candidate in 2026, and further assume an aggregate of $170 million in capital raises by Brooklyn in 2022, 2023 and 2024 and another $25 million capital raise in 2026. They also assume the funding of the $10 million previously committed by certain beneficial holders of Brooklyn’s Class A membership interests to allow Brooklyn to satisfy the Merger closing condition that it have $10 million of cash and cash equivalents on its balance sheet at the effective time of the Merger.

The revenue projection provided by Brooklyn was a good faith estimate of what Brooklyn believes is the range of revenues that can reasonably be expected if it is successful in developing its current product candidate and obtains the right to commercialize its product candidate. There can be no assurance that this revenue projection will prove accurate. Further, the projected future fundings included in the Projections were estimates of what Brooklyn currently expects will be required for it to have sufficient resources to compete the development of its product candidate and obtain regulatory approval to commercialize its product candidate. There can be no assurance any such required funding will be available or, even if available, whether it will be available on terms acceptable to Brooklyn, and the ability to raise the required capital will likely be affected by the success or failure of Brooklyn’s product development efforts. See “Risks Related to Brooklyn’s Business, Financial Position and Capital Requirements—We will require substantial additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of our product candidates” on page 30. Finally, the Brooklyn estimated cash amounts at fiscal year end set forth in the Projections were derived from the projected costs of Brooklyn’s operations, assuming required capital is obtained and revenues are derived. There can be no assurance that any of the estimates included in these projections will prove to be accurate.

The Projections were prepared by Brooklyn for use by Newbridge for its opinion. Brooklyn, as a matter of course, does not publicly disclose forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections. Brooklyn’s future financial results may materially differ from those expressed in the Projections due to factors that are beyond Brooklyn’s ability to control or predict. Brooklyn cannot make any assurances that the Projections will be realized or that Brooklyn’s future financial results will not materially vary from the Projections. In particular, the Projections should not be utilized as public guidance.

The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither Brooklyn nor NTN, nor Brooklyn’s nor NTN’s respective independent registered public accounting firms, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included in the Projections, or expressed any opinion or any other form of assurance with respect thereto or the achievability of the results reflected in the Projections, and none of the foregoing assumes any responsibility for such information.

NTN stockholders are urged to review the section entitled “Risk Factors” in this proxy statement/ prospectus/consent solicitation statement for a description of the risks relating to Brooklyn’s business. NTN stockholders should also read the section entitled “Forward-Looking Statements” in this proxy statement/prospectus/consent solicitation statement for additional information regarding the risks inherent in forward-looking information such as the Projections.

The Projections are not being included herein to influence NTN stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/consent solicitation statement. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

Interests of Brooklyn Directors and Officers in the Merger

In considering the recommendation of the Brooklyn Board, Brooklyn’s members should be aware that Brooklyn’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Brooklyn’s members. These interests may present them with actual or potential conflicts of interest, and those interests, to the extent material, are described below.

Brooklyn’s current directors and officers will beneficially own, or have the right to receive, in the aggregate approximately 39.7% of the outstanding common stock of NTN immediately following the closing of the Merger on a fully diluted basis.

Interests of NTN Directors and Executive Officers in the Merger

In considering the recommendation of the NTN board of directors with respect to the Merger Share Issuance Proposal and the other matters to be acted upon by NTN’s stockholders at the special meeting, NTN’s stockholders should be aware that NTN’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of NTN’s stockholders. These interests may present them with actual or potential conflicts of interest, and those interests, to the extent material, are described below.

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Each of the members of the NTN board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger and to recommend that NTN’s stockholders approve the proposals to be presented to NTN’s stockholders for consideration at the special meeting.

Severance Benefits of Executive Officers

NTN has employment agreements with each of its executive officers, Mr. Wolff and Ms. Gurrola, that provides each of them certain benefits upon termination of employment under specified circumstances. If the executive’s employment with NTN is terminated by NTN without “cause” or by the executive for “good reason” (as such terms are defined below), subject to the executive delivering to NTN a general release of claims in NTN’s favor, NTN will pay:

●	Mr. Wolff as severance an amount equal to one month of his base salary for every full year of full-time employment, subject to a minimum of six months and a maximum of nine months, payable in substantially equal installments on a bi-weekly basis over the applicable severance period. As of the date of this proxy statement/prospectus/consent solicitation statement, Mr. Wolff’s severance period would be six months.

●

Ms. Gurrola as severance an amount equal to two months of her base salary plus the incentive compensation she is eligible to receive under NTN’s 2020 executive incentive plan (which is discussed in the section entitled “NTN Executive and Director Compensation—Executive Compensation—2020 Incentive Plan”), and if so paid, she will not be paid any compensation under NTN’s 2020 executive incentive plan.

In addition, provided that the particular executive timely elects continued health insurance coverage pursuant to COBRA, NTN will reimburse Mr. Wolff an amount equal to the COBRA premiums for the insurance coverage he selected for a period of months up to the number of months of paid severance, and NTN will reimburse Ms. Gurrola, who has been employed with NTN for over 10 years, an amount equal to the COBRA premiums for the insurance coverage she selected for a period of up to nine months.

Under each of the employment agreements with NTN’s executive officers:

●

“cause” means, as reasonably determined by the NTN board of directors (excluding the executive, if he or she is then a member of the board), (i) any act of personal dishonesty taken by the executive in connection with his or her responsibilities as an employee of NTN which is intended to result in substantial personal enrichment of the executive and is reasonably likely to result in material harm to NTN, (ii) the executive’s conviction of a felony which the board reasonably believes has had or will have a material detrimental effect on NTN’s reputation or business, (iii) a willful act by the executive which constitutes misconduct and is materially injurious to NTN, or (iv) continued willful violations by the executive of his or her obligations to NTN after there has been delivered to the executive a written demand for performance from NTN which describes the basis for NTN’s belief that the executive has willfully violated his obligations to NTN.

●

“good reason” means, subject to customary notice and cure periods, as reasonably determined by the NTN board of directors (excluding the executive, if he or she is then a member of the board), (i) a change in the location of the executive’s place of employment or the principal offices of NTN, in each case, as of the effective date of their respective employment agreements resulting in an increased commuting distance of more than 30 miles, (ii) a reduction in the amount of the executive’s base salary by 10% or more, (iii) a reduction in the percentage of the executive’s target potential incentive bonus amount from the percentage in effect for the immediately preceding year or (iv) a change in the executive’s position with NTN which materially reduces his or her duties and responsibilities, provided and only if such change, reduction or relocation is effected by NTN without the executive’s consent.

Vesting of Options

All outstanding stock options to purchase shares of NTN common stock will vest in full (to the extent not previously vested), including those unvested options held by NTN’s directors and executive officers, as of immediately prior to the effective time of the Merger, or if earlier, the closing of the Asset Sale.

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For an estimate of the amounts that would be payable, net of exercise price, to each of NTN’s named executive officers if the named executive officer exercised his or her options and immediately sold the common stock of NTN acquired upon exercise, see the section entitled “—Quantification of Payments and Benefits to NTN’s Named Executive Officers” below. NTN estimates that the aggregate amount that would be payable, net of exercise price, to NTN’s executive officers as a group and NTN’s current non-employee directors as a group if they exercised their NTN options, whether vested or unvested, and immediately sold the common stock of NTN acquired upon exercise is $0 and $108, respectively. The foregoing amounts are determined using a per share NTN stock price of $2.61, which is the average closing price of NTN common stock over the first five business days following the first public announcement that NTN and Brooklyn entered into the Merger Agreement.

The table below sets forth information regarding the NTN stock options held by each of NTN’s executive officers and directors as of January 29, 2021. The number of shares of NTN common stock underlying such options will be decreased, and the exercise price of such options will be increased, to reflect the Reverse Stock Split, if effected.

Name	# of Shares Subject to Vested Options Held	Weighted Average Exercise Price of Vested Options ($)	# of Shares Subject to Unvested Options Held	Weighted Average Exercise Price of Unvested Options ($)	Total Value ($) (1)
Executive Officers
Sandra Gurrola	5,700	$24.41	—	—	$—
Allen Wolff	15,000	$25.83	—	—	$—

Non-Employee Directors
Michael Gottlieb	600	$2.70	—	$—	$—
Susan Miller	600	$2.43	—	—	$108
Richard Simtob	1,400	$5.09	—	$—	$—

(1)	Other than the options held by Ms. Miller, all of the options held by NTN’s executive officers and directors are out-of-the-money using a per share NTN stock price of $2.61, which is the average closing price of NTN common stock over the first five business days following the first public announcement that NTN and Brooklyn entered into the Merger Agreement.

Vesting of Restricted Stock Units

All outstanding restricted stock units (“RSUs”) will vest in full (to the extent not previously vested), including those held by NTN’s executive officers, as of immediately prior to the effective time of the Merger, or if earlier, the closing of the Asset Sale, and in settlement thereof and exchange therefor, each former holder of any RSU will be entitled to receive a number of shares of NTN common stock equal to the total number of shares of NTN common stock subject to such holder’s vested RSUs.

The table below sets forth information regarding the RSUs held by each of NTN’s executive officers as of January 29, 2021 and the value of such RSUs based on a per share NTN stock price of $2.61, which is the average closing price of NTN common stock over the first five business days following the first public announcement that NTN and Brooklyn entered into the Merger Agreement. None of NTN’s non-employee directors held any RSUs as of January 29, 2021.

Name	Number of RSUs Held	Value of RSUs
Sandra Gurrola	15,389	$40,165
Allen Wolff	42,222	$110,199

Ownership Interests

As of January 29, 2021, NTN’s directors and executive officers beneficially owned, in the aggregate, approximately 6.3% of the outstanding shares of NTN common stock, excluding any shares issuable upon exercise or settlement of outstanding stock options or RSUs held by such individual after January 29, 2021.

Each of NTN’s executive officers and directors entered into a support agreement in connection with the Merger. For a more discussion of the support agreements, see the section entitled “Agreements Related to the Merger—Support Agreements.”

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NTN D&O Indemnification and Insurance

Under the Merger Agreement, subject to certain exceptions, NTN has agreed to indemnify and hold harmless each person who is or has served as a director or officer of NTN under certain circumstances, as more fully described in the section entitled “—Indemnification and Insurance,” from the effective time of the Merger through the sixth anniversary thereof, and the provisions of NTN’s restated certificate of incorporation, as amended, and NTN’s amended and restated bylaws, as amended, with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of NTN, may not be amended or repealed for a period of six years from the effective time of the Merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the Merger, were officers or directors of NTN.

In addition, under the Merger Agreement, NTN may purchase, prior to the effective time of the Merger, an up to six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of NTN’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of up to at least six years from and after the effective time of the Merger with respect to any claim related to any period of time at or prior to the effective time of the Merger with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of NTN by reason of him or her serving in such capacity that existed or occurred at or prior to the effective time of the Merger (including in connection with the Merger Agreement or the transactions contemplated thereby).

Quantification of Payments and Benefits to NTN’s Named Executive Officers

The following table and related footnotes present information about the compensation payable to NTN’s named executive officers, Mr. Wolff and Ms. Gurrola, in connection with the Merger and their associated termination without cause from NTN. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules. If both the Asset Sale and the Merger are completed, the named executive officers will only receive the compensation described in the section entitled “The Asset Sale—Interests of NTN Directors and Executive Officers in the Asset Sale” and not in this section.

The table below describes the estimated potential golden parachute compensation payments to each of NTN’s named executive officers under the terms of their employment agreements and their equity awards. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of a termination by NTN without cause or by the executive for good reason. The amounts shown do not include the value of payments or benefits that would have been earned absent such a termination. NTN’s executive officers are not entitled to any pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements.

The amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this proxy statement/prospectus/consent solicitation statement and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, NTN hypothetically assumed:

●	The effective time of the Merger occurred on January 29, 2021 and each named executive officer remained employed by NTN through such date.

●	The employment of each of Mr. Wolff and Ms. Gurrola will be terminated on such date and in a manner that entitles him or her to receive the severance payments and benefits under the terms of the employment agreement between NTN and such named executive officer (as described above under the heading “—Severance Benefits of Executive Officers”).

●	No named executive officer receives any additional equity grants prior to or at the effective time of the Merger.

●	No named executive officer enters into new agreements or is otherwise legally entitled to, prior to the effective time of the Merger, additional compensation or benefits.

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Golden Parachute Compensation
Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Allen Wolff	162,500	110,199	12,930	285,629
Sandra Gurrola	69,667	40,165	9,297	119,129

(1)

Amounts in this column represent the severance payable in accordance with the officer’s employment agreement with NTN upon termination without cause or for good reason as discussed above under the heading “—Severance Benefits of Executive Officers,” which are equal to (a) 6 months of base salary for Mr. Wolff and (b) two months of base salary for Ms. Gurrola (which is $31,667) plus the incentive compensation (which is $38,000) she is eligible to receive under NTN’s 2020 executive incentive plan (which is discussed in the section entitled “NTN Executive and Director Compensation—Executive Compensation—2020 Incentive Plan”), and if such incentive compensation is paid to her as part of her severance, she will not be paid any compensation under NTN’s 2020 executive incentive plan. Amounts in this column are “double trigger” in nature; meaning, eligibility to receive this amount requires both the occurrence of a change of control and the executive officer’s termination without cause or resignation for good reason (an “involuntary termination of employment”) on or after such change of control.

(2)

Amounts in this column are the aggregate value of the stock options and RSUs held by the executive officers, which will vest in full as of immediately prior to the effective time of the Merger, or if earlier, the closing of the Asset Sale, as discussed above, and calculated as discussed above under the heading “—Vesting of Options” and “—Vesting of RSUs.” Amounts in this column are “single trigger” in nature; meaning, eligibility to receive these amounts requires only the occurrence of a change of control and does not require an involuntary termination of employment from NTN on or after such change of control.

(3)

Amounts in this column equal the premiums necessary to continue under COBRA the health insurance coverage in effect for each executive officer prior to termination under the terms of their respective employment agreements. For Mr. Wolff the amount payable is equal to 6 months of such premiums and for Ms. Gurrola the amount payable is equal to 9 months of such premiums. Amounts in this column are “double trigger” in nature.

(4)	The following table shows, for the named executive officers, the golden parachute compensation total amounts which are single trigger or double trigger in nature.

Named Executive Officer	Single Trigger	Double Trigger
Allen Wolff	$110,199	$175,430
Sandra Gurrola	$40,165	$78,964

Indemnification Agreements

In addition to the indemnification obligations required by the restated certificate of incorporation and amended and restated bylaws of NTN, NTN has entered into indemnification agreements with each of its directors and executive officers. These agreements provide for the indemnification of NTN’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of NTN. NTN believes that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Management Prior to and Following the Merger

As described in the section entitled “Management Prior to and Following the Merger and Asset Sale,” Brooklyn’s managers and officers are expected to become directors and officers of the combined company following the closing of the Merger.

Indemnification and Insurance

Under the Merger Agreement, from the effective time of the Merger through the sixth anniversary of the date on which the effective time of the Merger occurs, each of NTN and the surviving entity shall indemnify and hold harmless each person who is now, or has at any time prior to the date hereof, or who becomes prior to the effective time of the Merger, a director, manager, officer, fiduciary or agent of NTN or Brooklyn against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such party is or was a director, manager, officer, fiduciary or agent of NTN or Brooklyn, whether asserted or claimed prior to, at or after the effective time of the Merger, in each case, to the fullest extent permitted by applicable law. Each such party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of NTN and the surviving entity, jointly and severally, upon receipt by NTN or the surviving entity from such party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to NTN, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such party is not entitled to indemnification.

Regulatory Approvals for the Merger

In the United States, NTN must comply with applicable federal and state securities laws and the rules and regulations of the NYSE American market in connection with the issuance of shares of NTN common stock and the filing of a registration statement, of which this proxy statement/prospectus/consent solicitation statement forms a part, with the SEC.

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Tax Treatment of the Merger

NTN and Brooklyn intend the Merger to qualify as a transfer of property to a “controlled corporation” under Section 351(a) of the Code. For a description of certain of the considerations regarding U.S. federal tax consequences of the Merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger” below.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger will not result in any taxable gain or loss for U.S. federal income tax purposes to any NTN stockholder in his, her or its capacity as an NTN stockholder.

The following discussion is a summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) who exchange their Brooklyn membership interests for NTN common stock in the Merger but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. holder. Neither NTN nor Brooklyn has sought or intends to seek any ruling from the IRS regarding the matters described below. There can be no assurance that the IRS or a court will not take a position regarding the tax consequences of the Merger contrary to that described below. This discussion assumes that the Merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus/consent solicitation statement. This discussion also assumes that the Series A Voting Rights Proposal is approved by NTN’s stockholders and that the amendment to the restated certificate of incorporation of NTN contemplated thereby becomes effective prior to the effective time of the Merger, thereby resulting in all of the outstanding capital stock of NTN being voting stock as of the effective time of the Merger.

This discussion is limited to U.S. Holders that hold Brooklyn securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	U.S. Holders whose functional currency is not the U.S. Dollar;

●	persons holding Brooklyn securities as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	brokers, dealers or traders in securities;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	persons for whom Brooklyn securities constitute “qualified small business stock” within the meaning of Section 1202 of the Code;

●	tax-exempt organizations or governmental organizations;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Brooklyn common stock being taken into account in an “applicable financial statement” (as defined in the Code);

●	persons deemed to sell Brooklyn securities under the constructive sale provisions of the Code;

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●	persons who hold or received Brooklyn securities pursuant to the exercise of any employee stock options or otherwise as compensation; and

●	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Brooklyn securities, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Brooklyn securities and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Brooklyn securities that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Consequences of the Merger Generally

In connection with the filing with the SEC of the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement forms a part, Sheppard Mullin has rendered its tax opinion to NTN and Akerman LLP has rendered its tax opinion to Brooklyn addressing the U.S. federal income tax consequences of the Merger as described below. Copies of these tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement.

These opinions are and will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the Merger strictly in accordance with the Merger Agreement and the registration statement mentioned above. In rendering their tax opinions, each counsel relied and will rely upon representations and covenants, including those contained in certificates of officers of NTN and Brooklyn, reasonably satisfactory in form and substance to each such counsel, and will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that these covenants will be complied with. If any of these assumptions or representations are inaccurate in any way, or any of the covenants are not complied with, these opinions could be adversely affected. The opinions represent each counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. In addition, neither NTN nor Brooklyn have requested nor do they intend to request a ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger. Accordingly, there can be no assurances that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

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U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Brooklyn Securities

The Merger should qualify as a transfer of property to a “controlled corporation” under Section 351(a) of the Code for U.S. federal income tax purposes. Accordingly, when U.S. Holders receive NTN common stock in exchange for units of Brooklyn pursuant to the Merger:

●	U.S. Holders will generally recognize no gain or loss on their receipt of NTN common stock in exchange for Brooklyn units (other than (a) to the extent the U.S. Holder’s share of Brooklyn’s liabilities exceed such U.S. Holder’s tax basis in its Brooklyn units and (b) with respect to any cash received in lieu of fractional shares of NTN common stock);

●	Each U.S. Holder’s aggregate tax basis in the shares of NTN common stock received in the Merger will generally be the same as their aggregate tax basis in the Brooklyn units surrendered in exchange therefor (reduced by such U.S. Holder’s share of Brooklyn’s liabilities assumed by NTN and increased by any gain recognized by virtue of Section 357(c) of the Code); and

●

The holding period of NTN common stock received in exchange for Brooklyn units will generally include the holding period of the Brooklyn units surrendered therefor, other than to the extent, if any, of the NTN stock received by the U.S. Holders in exchange for their interests in certain ordinary income assets (which holding period begins the day after the date on which the Merger occurs).

It is expected that holders of Brooklyn units will be in “control” (within the meaning of Section 368(c) of the Code) of NTN immediately after the Merger such that the Merger, taken together with the other transactions contemplated thereby, should qualify as a transfer of property to a “controlled corporation” under Section 351(a) of the Code for U.S. federal income tax purposes. “Control” for purposes of Section 351 of the Code is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of each non-voting class of stock of the corporation. The holders of Brooklyn units should receive “control” of NTN pursuant to the Merger, taking into account all shares of NTN common stock issued to persons pursuant to the Merger Agreement. However, if the holders of Brooklyn units who receive control of NTN pursuant to the Merger take steps that would cause such holders to lose “control” of Holdings immediately after the Merger within the meaning of Section 368(c) of the Code as interpreted by applicable case law and IRS guidance, for example, through a previously negotiated sale to a third party under certain circumstances, the transaction would not satisfy the requirements of Section 351 of the Code. In that case, the exchange of Brooklyn units for NTN common stock would be a taxable transaction and any gain or loss realized by a U.S. Holder would be recognized.

Notwithstanding the foregoing, however, there are potential exceptions under the U.S. federal tax law which may alter the tax consequences summarized above with respect to certain Brooklyn members. For example, under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal income tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in a transaction described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. For this purpose, Brooklyn liabilities will be treated as liabilities of the Brooklyn members, as to their respective membership interests, which are being assumed by NTN in the Merger. Accordingly, a Brooklyn member that, for tax purposes, has been allocated Brooklyn liabilities will recognize taxable gain upon the exchange of Brooklyn membership interests in the Merger if and to the extent that (i) the aggregate amount of Brooklyn recourse and nonrecourse liabilities attributable to the membership interests exchanged by the Brooklyn member exceeds (ii) the Brooklyn member’s aggregate tax basis in the Brooklyn membership interests exchanged by such Brooklyn member. In the event that a Brooklyn member recognizes gain under Section 357(c) of the Code, the gain will increase its basis in its shares of NTN common stock received in the Merger. In addition, in the event that a Brooklyn member which is an individual, estate or trust recognizes gain under Section 357(c) of the Code, such gain may, in addition to regular U.S. federal income taxes, also be subject to an additional 3.8% tax imposed pursuant to Section 1411 of the Code. The determination of whether such additional 3.8% tax will apply with respect to each particular Brooklyn member will depend on that particular member’s own particular facts and circumstances and, accordingly, each such Brooklyn member should consult with its own tax advisor regarding the same. The tax implications of the transactions will vary based on each Brooklyn member’s individual tax situation which can vary significantly. Each Brooklyn member is urged to consult with its own tax advisor regarding whether such Brooklyn member will recognize taxable gain under Section 357(c) of the Code upon the exchange of Brooklyn membership interests in the Merger, the availability of previously disallowed losses to offset such taxable gain, such Brooklyn member’s tax basis in the shares of NTN common stock received in the Merger and the overall tax implications of the transactions.

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Neither NTN nor Brooklyn intends to request any ruling from the IRS with respect to the U.S. federal income tax consequences of the Merger and the transactions contemplated thereby. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those described herein. In addition, if any of the representations or assumptions described herein is inconsistent with the facts, the U.S. federal income tax consequences of the Merger could be adversely affected.

U.S. Holders of Brooklyn units who receive NTN common stock and, upon consummation of the Merger, own NTN common stock representing at least 5% of the total combined voting power or value of the total outstanding NTN common stock are required to attach to their tax returns for the year in which the Merger is consummated, and maintain a permanent record of, a complete statement of all the facts relating to the exchange of stock in connection with the Merger containing the information listed in Treasury Regulations section 1.351-3. The facts to be disclosed by a U.S. Holder include the aggregate fair market value of, and the U.S. holder’s basis in, the Brooklyn units exchanged pursuant to the Merger and the transactions contemplated thereby.

NYSE American Listing

NTN’s common stock currently is listed on the NYSE American under the symbol “NTN”. In order to continue the listing of the shares of common stock of the combined company on the NYSE American following the closing of the Merger, the combined company must meet the NYSE American’s initial listing standards and the NYSE American must approve an initial listing application that NTN will file with the NYSE American. NTN has agreed to use its commercially reasonable efforts to (a) prepare and submit to the NYSE American a notification for the listing of the shares of NTN common stock to be issued in connection with the Merger and to obtain approval for the listing such shares on or before the closing date of the Merger (subject to official notice of issuance) and (b) prepare, with the assistance of Brooklyn, and submit to the NYSE American an initial listing application as contemplated under Section 341 of the NYSE American Company Guide for such shares of NTN common stock and to obtain approval of such initial listing application on or before the closing date of the Merger.

Both NTN and Brooklyn have agreed to use commercially reasonable efforts to coordinate with respect to compliance with NYSE American rules and regulations. Brooklyn has agreed to pay all fees associated with the listing application and to cooperate with NTN as reasonably requested by NTN with respect to the listing application and promptly furnish NTN all information concerning Brooklyn and its members and managers.

Anticipated Accounting Treatment

The Merger will be treated by NTN as a reverse recapitalization under with U.S. GAAP since NTN will have nominal operations and assets at the time of the closing of the Merger. Under reverse recapitalization accounting, the financial statement of the combined entity will represent a continuation of the financial statements of Brooklyn, and the assets and liabilities, if any, of NTN will be recorded at historical cost, as of the completion of the Merger. No goodwill or intangible assets will be recognized, and any excess consideration transferred over the value of the net assets, if any, of NTN following determination of the actual purchase consideration for NTN will be reflected as an adjustment to equity.

Appraisal Rights

Under Delaware law, neither members of Brooklyn nor stockholders of NTN are entitled to statutory appraisal rights with respect to the Merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation statement and is incorporated by reference herein. The Merger Agreement has been attached to this proxy statement/prospectus/consent solicitation statement to provide you with information regarding its terms. It is not intended to provide any other factual information about NTN, Brooklyn or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

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The Merger Agreement contains representations and warranties that NTN and Merger Sub, on the one hand, and Brooklyn, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may not be intended as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While NTN and Brooklyn do not believe that these disclosure schedules contain information required to be publicly disclosed under applicable securities laws, other than information that has been already so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about NTN or Brooklyn, because they were made as of specific dates, may be intended merely as risk allocation between NTN, Merger Sub and Brooklyn and are modified by the disclosure schedules.

General

On August 12, 2020, NTN, Merger Sub and Brooklyn entered into the Merger Agreement. Under the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into Brooklyn, with Brooklyn surviving as a wholly-owned subsidiary of NTN.

Merger Consideration

Generally

At the effective time of the Merger, each unit of Brooklyn outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of NTN common stock.

The total number of shares of NTN common stock issued in the Merger will be allocated among Brooklyn’s members as of immediately before the effective time of the Merger, as well as Maxim in respect of the portion of its fee payable in shares of NTN common stock pursuant to its engagement letter agreement with Brooklyn described in “Distribution of the Merger Consideration Among Brooklyn Members in the Merger—Maxim Engagement Letter.”

As of the date the parties entered into the Merger Agreement, 2,948,814 shares of NTN common stock were outstanding, 140,943 shares of NTN common stock were issuable upon exercise or settlement of outstanding stock options and RSUs, and 156,112 share of NTN preferred stock were outstanding. Assuming that, as of immediately prior to the effective time of the Merger, all such outstanding shares of common stock and preferred stock remained outstanding, all such options were exercised in full, all such restricted stock units were settled in full, and there were no other changes to NTN’s capitalization between the date the parties entered into the Merger Agreement and the effective time of the Merger, Brooklyn’s members will have the right to receive between approximately 49,832,550 and 94,226,415 shares of NTN common stock, subject to adjustment to account for the Reverse Stock Split, which will represent between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis. A portion of such shares will be allocated to Maxim in respect of the success fee owed to it by Brooklyn. The range of the number of shares to be issued in the Merger is an estimate only as of the date hereof and the final number of shares will be determined pursuant to a formula in the Merger Agreement and described in detail below.

The aggregate number of shares of NTN common stock to be issued in the Merger is equal to the product determined by multiplying (1) the “Post-closing NTN shares” by (2) the “Brooklyn allocation percentage” (as such terms are defined below).

●	“Post-closing NTN shares” means the quotient determined by dividing:

○	the “NTN fully diluted shares of common stock” (as defined below) by

○	5.92334495% as adjusted in accordance with the following calculations and in the following order:

■	first, if Brooklyn has $10 million of cash and cash equivalents and not more than $750,000 of indebtedness for borrowed money at the closing, then the 5.92334495% will be reduced for each dollar of cash and cash equivalents on Brooklyn’s balance sheet at the closing in excess of $10 million (but no more than $15 million or, to the extent that NTN’s net cash is less than $0, the amount of cash and cash equivalents on Brooklyn’s balance sheet at the closing in excess of $15 million up to the absolute amount of NTN’s net cash); except that the 5.92334495% will be reduced to no less than 5.61056106% under this first step; and

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■	second, if the amount of NTN’s net cash is less than $0, then the 5.92334495%, as adjusted under the first step, will be further reduced for every $50,000 that NTN’s net cash is less than $0 by 0.03920%, up to a maximum reduction of the 5.92334495% to no less than 3.25856106% (if the 5.92334495% is reduced to the maximum reduction level under the first step).

●

“NTN fully diluted shares of common stock” means the total number of shares of NTN common stock outstanding immediately prior to the effective time of the Merger (excluding any shares of held in treasury), after giving effect to the Reverse Stock Split, if any, effected immediately prior to the effective time of the Merger, expressed on a fully diluted basis and assuming, without limitation or duplication, (i) the exercise in full of all stock options outstanding as of immediately prior to the effective time of the Merger (excluding stock options that have an exercise price that is equal to or greater than the closing price of the NTN common stock on the NYSE American on the date immediately prior to the anticipated closing date of the Merger), (ii) with respect to outstanding RSUs, the settlement of such RSUs for shares of NTN common stock on a net settlement basis, (iii) the conversion in full of all shares of preferred stock of NTN outstanding as of immediately prior to the effective time of the Merger based on their conversion price at such time, and (iv) the issuance of all shares of NTN common stock in respect of all other options, warrants, convertible securities, exchangeable securities, subscription rights, purchase or acquisition rights, conversion rights, exchange rights, or other agreements that require NTN to issue any NTN common stock (but excluding any shares of NTN common stock reserved for issuance under any stock plans which are not subject to outstanding awards granted thereunder).

●	“Brooklyn allocation percentage” means 100% minus the 5.92334495% as adjusted under the steps described above under “Post-closing NTN shares.”

●	“net cash” means:

○	NTN’s cash and cash equivalents as of close of business on the last business day prior to the anticipated closing date of the Merger, minus

○	the sum of (without duplication):

■	NTN’s accounts payable and accrued expenses (other than accrued expenses which are NTN’s “transaction expenses” (as defined below) and NTN’s other liabilities, in each case as of close of business on the last business day prior to the anticipated closing date of the Merger, plus

■	any NTN transaction expenses (including reasonable estimates of any such transaction expenses after the close of business on the last business day prior to the anticipated closing date of the Merger), plus

■	the amounts payable (including estimated costs of benefits payments not paid in a lump sum) to employees and other service providers of NTN in respect of their termination of employment or service pursuant to any benefit plan, agreement or applicable law, together with the employer portion of employment taxes associated with such payments or benefits.

However:

■	in no case will NTN’s net cash be reduced for:

●	any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the Merger Agreement or the Merger and that may be brought in connection with or on behalf of any NTN securityholder’s interest in NTN common stock; or

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●	any of the “creditable NTN transaction expenses” (as defined below) that are unpaid by NTN as of or before the close of business on the last business day prior to the anticipated closing date of the Merger; and

■	any of the creditable NTN transaction expenses paid by NTN as of or before the close of business on the last business day prior to the anticipated closing date of the Merger will be added to NTN’s cash and cash equivalents.

●	“transaction expenses” generally means costs, fees and expenses incurred by a person in connection with the negotiation, preparation and execution of the Merger Agreement and the consummation of the Merger and that are unpaid as of the closing.

●	“creditable NTN transaction expenses” means NTN’s transaction expenses relating to:

○	the printing and filing with the SEC of the registration statement of which this proxy statement/prospectus/ consent solicitation statement is a part and any amendments or supplements thereto and any related registration fees paid or payable to a financial printer or the SEC; and

○	the printing, mailing, courier and delivery of the documents described in the bullet point above to NTN’s stockholders and to Brooklyn’s members.

Examples

The following table illustrates examples of the number of shares of NTN common stock that would be issued in the Merger based on hypothetical amounts of cash and cash equivalents that Brooklyn has on its balance sheet at the closing, hypothetical amounts of NTN’s net cash, and a hypothetical number of shares of NTN common stock outstanding immediately prior to the effective time of the Merger on a fully diluted basis. Each example assumes that Brooklyn has not more than $750,000 of indebtedness for borrowed money as of the closing. The NTN fully diluted shares of common stock number includes the number of shares of NTN common stock issuable upon the conversion in full of all shares of preferred stock of NTN outstanding as of immediately prior to the effective time of the Merger, based on their conversion price at such time. The preferred stock conversion price will adjust on the closing date of the Merger based on the number of shares of common stock to be issued by NTN at the effective time of the Merger. The size of such adjustment will depend on the amount of Brooklyn’s cash and cash equivalents at the closing and the amount of NTN’s net cash. Accordingly, the NTN fully diluted shares of common stock number used for purposes of each example below is different due to the different number of shares that would be issuable upon conversion in full of all shares of preferred stock under the different assumed amounts of Brooklyn’s cash and cash equivalents and NTN’s net cash. Generally, assuming NTN’s net cash is consistent, the preferred stock conversion price will decrease as the amount of Brooklyn’s cash and cash equivalents at the closing increases, thereby resulting in a greater number of shares of NTN common stock issuable upon conversion of the outstanding preferred stock, which in turn will result in a greater number of shares of NTN common stock outstanding immediately prior to the effective time of the Merger on a fully diluted basis and a greater number of shares issued by NTN at the effective time of the Merger, and vice versa. An exception to the foregoing occurs in circumstances where Brooklyn’s cash and cash equivalents exceeds $15 million and the absolute amount of NTN’s net cash, if negative, does not equal or exceed the amount of Brooklyn’s cash and cash equivalents in excess of $15 million. In those circumstances, under the formula described above, NTN will not issue additional shares at the effective time of the Merger due to the increased amount of Brooklyn’s cash and cash equivalents, and the preferred stock conversion price will increase as the amount of Brooklyn’s cash and cash equivalents at the closing increases. The preferred stock conversion price increases in those circumstances because a factor in determining the adjustment in the preferred stock conversion price is the value that NTN is receiving for the shares it is issuing, and if NTN is not issuing additional shares as a result of in the greater amount of Brooklyn’s cash and cash equivalents at the closing, then NTN is receiving more value per share that it issues. Such increase in the preferred stock conversion price will result in a lower number of shares of NTN common stock issuable upon conversion of the outstanding preferred stock, which in turn will result in a lower number of shares of NTN common stock outstanding immediately prior to the effective time of the Merger on a fully diluted basis and a lower number of shares issued by NTN at the effective time of the Merger, as compared to if the amount of Brooklyn’s cash and cash equivalents at the closing was $15 million or if the absolute amount of NTN’s net cash, if negative, equaled or exceeded the amount of Brooklyn’s cash and cash equivalents in excess of $15 million.

Amount of Brooklyn’s cash and cash equivalents: $10 million

	Amount of NTN Net Cash
	$0.00	$(1,000,000)	$(2,000,000)	$(3,000,000)
Shares Issued (1)	49,832,550	58,050,215	69,289,031	85,590,323
Brooklyn Percentage (2)	94.08%	94.86%	95.64%	96.43%
NTN Percentage (3)	5.92%	5.14%	4.36%	3.57%

(1)	Aggregate number of shares of NTN common stock issued in the Merger.

(2)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that the members of Brooklyn will own or hold rights to acquire, a portion of which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn.

(3)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that NTN’s stockholders immediately before the effective time of the Merger will own.

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Amount of Brooklyn’s cash and cash equivalents: $15 million

	Amount of NTN Net Cash
	$0.00	$(1,000,000)	$(2,000,000)	$(3,000,000)
Shares Issued (1)	51,682,795	60,532,902	72,794,157	90,909,519
Brooklyn Percentage (2)	94.28%	95.06%	95.84%	96.63%
NTN Percentage (3)	5.72%	4.94%	4.16%	3.37%

(1)	Aggregate number of shares of NTN common stock issued in the Merger.

(2)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that the members of Brooklyn will own or hold rights to acquire, a portion of which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn.

(3)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that NTN’s stockholders immediately before the effective time of the Merger will own.

Amount of Brooklyn’s cash and cash equivalents: $16 million

	Amount of NTN Net Cash
	$0.00	$(1,000,000)	$(2,000,000)	$(3,000,000)
Shares Issued (1)	51,678,299	61,032,707	73,506,169	92,004,414
Brooklyn Percentage (2)	94.28%	95.10%	95.88%	96.67%
NTN Percentage (3)	5.72%	4.90%	4.12%	3.33%

(1)	Aggregate number of shares of NTN common stock issued in the Merger.

(2)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that the members of Brooklyn will own or hold rights to acquire, a portion of which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn.

(3)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that NTN’s stockholders immediately before the effective time of the Merger will own.

Amount of Brooklyn’s cash and cash equivalents: $17 million

	Amount of NTN Net Cash
	$0.00	$(1,000,000)	$(2,000,000)	$(3,000,000)
Shares Issued (1)	51,673,852	61,026,557	74,221,900	93,109,985
Brooklyn Percentage (2)	94.28%	95.10%	95.92%	96.70%
NTN Percentage (3)	5.72%	4.90%	4.08%	3.30%

(1)	Aggregate number of shares of NTN common stock issued in the Merger.

(2)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that the members of Brooklyn will own or hold rights to acquire, a portion of which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn.

(3)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that NTN’s stockholders immediately before the effective time of the Merger will own.

Amount of Brooklyn’s cash and cash equivalents: $18 million

	Amount of NTN Net Cash
	$0.00	$(1,000,000)	$(2,000,000)	$(3,000,000)
Shares Issued (1)	51,669,454	61,020,465	74,212,966	94,226,415
Brooklyn Percentage (2)	94.28%	95.10%	95.92%	96.74%
NTN Percentage (3)	5.72%	4.90%	4.08%	3.26%

(1)	Aggregate number of shares of NTN common stock issued in the Merger.

(2)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that the members of Brooklyn will own or hold rights to acquire, a portion of which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn.

(3)	Aggregate percentage ownership of the NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis that NTN’s stockholders immediately before the effective time of the Merger will own.

Fractional Shares

No fractional shares of NTN common stock will be issuable to Brooklyn’s members in the Merger. Instead, each member of Brooklyn who would otherwise be entitled to receive a fraction of a share of NTN common stock, after aggregating all fractional shares of NTN common stock issuable to such holder will, in lieu of such fraction of a share and upon delivery by such holder of a stock registration form in accordance with the Merger Agreement and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by the volume weighted average closing price of a share of NTN common stock on the NYSE American for the five consecutive trading days ending immediately prior to the date upon which the Merger becomes effective.

Exchange of Securities

Promptly after the effective time of the Merger, NTN and Brooklyn will cause the holders of Brooklyn securities to deliver a completed and executed stock registration form. Upon delivery of such form to the exchange agent, the holder of such Brooklyn securities will be entitled to receive in exchange therefor a certificate or certificates or book-entry shares representing the shares of NTN common stock to which such holder is entitled to receive pursuant to the Merger Agreement and cash in lieu of any fractional share of NTN common stock as described above.

Other

The Merger Agreement does not include provisions providing for an adjustment to the total shares of NTN common stock that Brooklyn’s members will be entitled to receive for changes in the market price of NTN common stock. Accordingly, the market value of the shares of NTN common stock issued in the Merger will depend on the market value of the shares of NTN common stock at the time the Merger closes and could vary significantly from the market value on the date of this proxy statement/prospectus/consent solicitation statement.

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Treatment of NTN’s Outstanding Shares of Series A Convertible Preferred Stock

As of the date of this proxy statement/prospectus/consent solicitation statement, there are 156,112 shares of preferred stock of NTN authorized, issued and outstanding, all of which are designated as Series A Convertible Preferred Stock and are convertible, in the aggregate, into approximately 47,848  shares of NTN common stock. Each share of Series A Convertible Preferred Stock outstanding immediately prior to the effective time of the Merger will remain outstanding immediately after the effective time of the Merger. Assuming there are 156,112 shares of Series A Convertible Preferred Stock outstanding immediately prior to the effective time of the Merger, immediately following the effective time of the Merger, such shares will, at the election of the holders, be convertible into an aggregate number of shares of NTN common stock ranging between 47,848 (if, at the closing, Brooklyn has $10 million of cash and NTN’s net cash is zero) and 84,090 shares (if, at the closing, Brooklyn has $18 million of cash and NTN’s net cash is negative $3 million).

Treatment of Options to Purchase NTN Common Stock

Each NTN stock option outstanding immediately prior to the effective time of the Merger will remain in full force and effect, in accordance with their terms.

Directors and Officers of NTN and Brooklyn Following the Merger

Pursuant to the Merger Agreement, the directors and officers of NTN and Brooklyn (as a wholly-owned subsidiary of NTN), each to hold office in accordance with the certificate of incorporation and bylaws of NTN, will be designated by Brooklyn.

Amendment to the Certificate of Incorporation of NTN

The certificate of incorporation of NTN immediately after the effective time of the Merger will be identical to the certificate of incorporation of NTN immediately prior to the effective time of the Merger, except as amended to effect the changes to the certificate of incorporation contemplated by the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, the Series A Voting Rights Proposal and the Name Change Proposal, in each case, upon consummation of the Merger, each of which if approved by NTN’s stockholders at the special meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, which include the following:

●	the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part, shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the registration statement that has not been withdrawn.

●	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and remain in effect and there shall not be any law which has the effect of making the consummation of the Merger illegal.

●	NTN shall have received the approval of its stockholders on each of the Merger Share Issuance Proposal, Reverse Stock Split Proposal, Increase in Authorized Shares Proposal, Series A Voting Rights Proposal, Name Change Proposal, and Stock Plan Proposal.

●	the beneficial holders of the Class A membership interests of Brooklyn shall have voted to adopt the Merger Agreement and thereby approve the transactions contemplated thereby.

●	the shares of NTN common stock shall continue to be traded on the NYSE American through the effective time of the Merger, the shares of NTN common stock to be issued pursuant to the Merger Agreement shall have been approved for listing on NYSE American (subject to official notice of issuance), and the NYSE American listing application shall have been approved such that the NTN common stock will continue to trade on the NYSE American after the effective time of the Merger.

●	NTN’s net cash as of the anticipated closing date shall have been determined by the parties in accordance with the Merger Agreement.

●	NTN’s certificate of incorporation shall have been amended to reflect the amendment described in the Series A Voting Rights Proposal.

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●

Each of Brooklyn and NTN shall have received a written opinion from its legal counsel to the effect that, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, the Merger will qualify a transfer of property to a “controlled corporation” for purposes of Section 351(a) of the Code.

In addition, the obligations of NTN and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the closing are subject to the satisfaction or the written waiver by NTN, at or prior to the closing, of each of the following conditions:

●	Brooklyn’s fundamental representations shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the closing date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date).

●	Brooklyn’s capitalization representations shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the closing date with the same force and effect as if made on and as of such date, except, in each case (x) for such inaccuracies which are de minimis, individually and in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

●	Brooklyn’s representations and warranties regarding certain of its financial statements furnished to NTN for inclusion in SEC filings shall have been true and correct in all respects as of each date, if any, that Brooklyn delivered the applicable financial statements to NTN for inclusion in this proxy statement/prospectus/consent solicitation statement.

●	Brooklyn’s representations and warranties, other than those described above, shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the closing date with the same force and effect as if made on the closing date except (a) where the failure to be so true and correct would not result in a Brooklyn material adverse effect (without giving effect to any references therein to any materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date).

●	Brooklyn shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger.

●	NTN shall have received a certificate executed by Brooklyn’s chief executive officer or chief financial officer certifying (i) that the specified conditions to closing in the Merger Agreement have been satisfied and (ii) that the information set forth in the certificate delivered by Brooklyn in accordance with Merger Agreement regarding the distribution of the shares of NTN common stock in the Merger to Brooklyn’s members remains true and accurate in all respects as of the closing date.

●	Each holder of Brooklyn securities shall furnish to NTN a properly executed IRS Form W-9 for the purpose of certifying such holder’s “non-foreign” status in accordance with Treasury Regulations Section 1.4445-2(b)(2) and Section 6.01 of IRS Notice 2018-29.

●

Since the date of the Merger Agreement, there shall not have occurred any effect that, considered with all other effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Brooklyn; provided, however, that effects arising or resulting from the following shall not be taken into account in determining whether there has been a such an effect: (a) general business or economic conditions affecting the industry in which Brooklyn operates, including any effect arising or resulting from the COVID-19 pandemic or governmental orders, recommendations or guidelines that apply to the industry in Brooklyn operates and to the industry in which any of its customers operate and including, for the avoidance of doubt, any effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Brooklyn prior to the date of the Merger Agreement; (b) acts of war, armed hostilities, terrorism, acts of God, natural disasters, pandemics, epidemics or disease outbreaks, (c) changes in financial, banking or securities markets or (d) the taking of any action required to be taken by the Merger Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Brooklyn, relative to other similarly situated companies in the industries in which Brooklyn operates.

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●	At the closing, Brooklyn shall have not less than $10 million in cash and cash equivalents on its balance sheet and shall have not more than $750,000 of indebtedness for borrowed money.

●	All member agreements, voting agreements, registration rights agreements, co-sale agreements and other similar agreements among Brooklyn and its members shall have been terminated.

The obligations of Brooklyn to effect the Merger and otherwise consummate the transactions to be contemplated thereby are subject to the satisfaction or the written waiver of Brooklyn, at or prior to the closing, of each of the following conditions:

●	NTN’s fundamental representations shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the closing date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date).

●	NTN’s capitalization representations shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the closing date with the same force and effect as if made on and as of such date, except, in each case (x) for such inaccuracies which are de minimis, individually and in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

●

NTN’s representations and warranties, other than those described above, shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the closing date with the same force and effect as if made on the closing date except (a) where the failure to be so true and correct would not result in an NTN material adverse effect (without giving effect to any references therein to any materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date).

●	NTN and Merger Sub shall have performed or complied with in all material respects all their agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the effective time of the Merger.

●	Brooklyn shall have received the following documents, each of which shall be in full force and effect: (a) a certificate executed by NTN’s chief executive officer or chief financial officer confirming that specified conditions to closing in the Merger Agreement have been satisfied; and (b) a written resignation, in a form reasonably satisfactory to Brooklyn, dated as of the Closing Date and effective as of the effective time of the Merger, executed by each of the officers and directors of NTN.

●	If the closing of the Asset Sale does not occur on or before the closing of the Merger, since the date of the Merger Agreement, there shall not have occurred any effect that has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of NTN; provided, however, that effects arising or resulting from the following shall not be taken into account in determining whether there has been such an effect: (a) general business or economic conditions affecting the industry in which NTN or its customers operate, including any effect arising or resulting from the COVID-19 pandemic or governmental orders, recommendations or guidelines that apply to the industry in which NTN operates and to the industry in which any of its customers operate and including, for the avoidance of doubt, any effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of NTN prior to the date hereof, (b) acts of war, armed hostilities, terrorism, acts of war, armed hostilities, terrorism, acts of God, natural disasters, pandemics, epidemics or disease outbreaks (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by the Merger Agreement, (e) any change in the stock price or trading volume of NTN’s common stock (subject to specified exceptions), (f) the announcement of the Merger Agreement or the pendency of the Merger, or (g) any action taken or not taken in connection with the potential asset sale transaction or as approved by Brooklyn or included in a budget approved by NTN and Brooklyn.

●	The deficit in NTN net cash as of the closing, if any, shall not exceed $3 million.

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Representations and Warranties

The Merger Agreement contains customary representations and warranties of NTN and Brooklyn for a transaction of this type relating to, among other things:

●	due organization;

●	organizational documents;

●	authority to enter into the Merger Agreement and the binding nature thereof;

●	required vote of its stockholders or members;

●	except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the Merger would not contravene or require the consent of third parties;

●	capitalization;

●	financial statements and, with respect to NTN, documents filed with the SEC and the accuracy of information contained in those documents;

●	absence of changes;

●	absence of undisclosed liabilities;

●	title to assets;

●	real and leasehold properties;

●	intellectual property;

●	the validity of and any violation, default or breach of agreements, contracts and commitments of the parties;

●	compliance with permits and restrictions;

●	legal proceedings and orders;

●	tax matters;

●	employee and labor matters and benefit plans;

●	environmental matters;

●	insurance;

●	any brokerage or finder’s fee or other fee or commission in connection with the Merger;

●	transactions with affiliates;

●	with respect to NTN, the valid issuance in the Merger of NTN’s common stock;

●	NTN’s receipt of an opinion of its financial advisor;

●	anti-bribery; and

●	disclaimer of other representations and warranties.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of NTN and Brooklyn to complete the Merger.

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Non-Solicitation

Each of NTN and Brooklyn has agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement, each of NTN and Brooklyn and their respective subsidiaries will not, nor shall it or any of their subsidiaries authorize any of its representatives, to:

●	solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or to take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

●	furnish any non-public information regarding such party to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

●	subject to specified exceptions, approve, endorse or recommend any acquisition proposal;

●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction; or

●	publicly propose to do any of the foregoing.

An “acquisition inquiry” means, with respect to any party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Brooklyn, on the one hand, or NTN, on the other hand, to each other) that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means, with respect to any party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Brooklyn or any of its affiliates, on the one hand, or by or on behalf of NTN or any of its affiliates, on the other hand, to each other) contemplating or relating to any acquisition transaction with such party.

An “acquisition transaction” means any transaction or series of related transactions, other than the sale, lease, exchange, transfer, license, acquisition or disposition of the assets of NTN in one or more transactions to unaffiliated third party or parties outside the normal course of business, such as the Asset Sale, involving:

●	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

●	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

However, before obtaining the applicable approval from NTN’s stockholders or the beneficial holders of the Class A membership interests of Brooklyn, as applicable, either party may furnish non-public information regarding it and its respective subsidiaries (as applicable) to, and enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal by such person which the NTN board of directors or the Brooklyn Board, as applicable determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a superior offer if:

●	neither NTN or Brooklyn, as applicable, nor any of its representatives has breached the non-solicitation provisions of the Merger Agreement described above;

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●	the NTN board of directors or the Brooklyn Board, as applicable, concludes in good faith that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board under applicable law;

●

NTN or Brooklyn, as applicable, receives from the third party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such relevant party as those contained in the confidentiality agreement between NTN and Brooklyn; and

●	substantially contemporaneously with furnishing of any such nonpublic information to a third-party, NTN or Brooklyn, as applicable, furnishes the same information to the other party to the Merger Agreement to the extent not previously furnished.

A “superior offer” is an unsolicited bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement, and (b) is on terms and conditions that the NTN board of directors or the Brooklyn Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to NTN’s stockholders and Brooklyn’s members, as applicable, than the terms of the transaction contemplated by the Merger Agreement; provided, however, that, with respect to Brooklyn, in no event will any offer or proposal (other than an offer or proposal made or submitted by or on behalf NTN or any of its affiliates) contemplating or otherwise relating to a “company reverse merger” (as defined below) qualify as or constitute a superior offer.

A “company reverse merger” means any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction involving Brooklyn, on the one hand, and a company with securities registered under the Exchange Act, on the other hand, which (a) would be accounted for under GAAP as a reverse acquisition of such company by Brooklyn, with Brooklyn being treated as the accounting acquirer, and/or (b) would result in the direct or indirect beneficial owners of Brooklyn’s equity interests directly or indirectly acquiring beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such company.

The Merger Agreement also provides that if NTN or Brooklyn or any of their respective representatives receives an acquisition proposal or acquisition inquiry, then such party shall promptly advise the other party of such acquisition proposal or acquisition inquiry (including the identity of the person making or submitting such acquisition proposal or acquisition inquiry, and the material terms thereof), and shall keep the other party reasonably informed with respect to the status and material terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.

Stockholder/Member Approvals

NTN is required to take all action necessary under applicable law to call, give notice of and hold the special meeting to consider and vote on, among other matters, the Merger Share Issuance Proposal, the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, Series A Voting Rights Proposal, Name Change Proposal, and Stock Plan Proposal.

Within 30 days of the date on which the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part, is declared effective by the SEC, and in any event, no later than three business days before the date of the special meeting, Brooklyn is required to take all action necessary under applicable law and its organizational documents to obtain the affirmative vote (or written consent) of the beneficial holders beneficially holding a majority of the Class A membership interests of Brooklyn to adopt and approve the Merger Agreement and approve the transactions contemplated thereby.

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Board Recommendations and Changes to Board Recommendations

The NTN board of directors is obligated to recommend that the stockholders of NTN vote to approve the transactions contemplated by the Merger Agreement, including the Merger Share Issuance Proposal. Similarly, the Brooklyn Board is obligated to recommend that the beneficial holders of the Class A membership interests of Brooklyn vote to adopt and approve the Merger Agreement and approve the transactions contemplated thereby. Neither the NTN board of directors nor the Brooklyn Board may withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) their respective foregoing recommendations in a manner adverse to the other party (any of the foregoing, an “Adverse Recommendation Change”).

Notwithstanding the paragraph above, but subject to compliance with its obligations described above under the heading “—Non-Solicitation” and to the conditions below, if at any time prior to the approval of the matters described above under the heading “—Stockholder/Member Approvals”, either NTN or Brooklyn receives a bona fide written superior offer (as defined above under the heading “—Non-Solicitation”), the NTN board of directors or the Brooklyn Board, as applicable, may make an Adverse Recommendation Change if, but only if, following the receipt and on account of such superior offer:

●	the NTN board of directors or the Brooklyn Board, as applicable, determines in good faith, based on the advice of its outside legal counsel, that the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

●	NTN or Brooklyn, as the case may be, notifies the other party in writing confirming that its board has determined to make an Adverse Recommendation Change at least four business days in advance thereof (the “Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential superior offer, and further notifies the other party in the event of any material amendment to any superior offer, in which case the Notice Period will be extended, if necessary, to ensure that at least two business days remain in the Notice Period;

●	during the Notice Period, NTN or Brooklyn, as the case may be, and its financial advisors and outside legal counsel negotiated with the other party in good faith (if the other party so desires) to make such adjustments to the terms and conditions of the Merger Agreement so that the acquisition proposal ceases to constitute a superior offer; and

●	after the other party delivers a written offer to NTN or Brooklyn, as the case may be, to alter the terms or conditions of the Merger Agreement during the Notice Period, the NTN board of directors or the Brooklyn Board, as applicable, determines in good faith, based on the advice of its outside legal counsel, that the failure to make an Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement).

Nothing in the Merger Agreement prohibits the NTN board of directors or the Brooklyn Board, as applicable, from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to its stockholders; provided, however, that in the case of the foregoing clause (iii) the NTN board of directors or the Brooklyn Board, as applicable, determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably likely be inconsistent with applicable law, including its fiduciary duties under applicable law. However, any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) will be deemed to be an Adverse Recommendation Change unless the NTN board of directors or the Brooklyn Board, as applicable, expressly publicly reaffirms the its recommendation to its stockholders regarding the Merger in such communication or within three business days after being requested in writing to do so by the other party.

Covenants; Operation of Business Pending the Merger

NTN agreed that, except as disclosed in the disclosure schedules, as expressly contemplated or permitted by the Merger Agreement, as required by applicable law, with Brooklyn’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned), and except in connection with an asset sale, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, NTN will conduct its business and operations in (a) the ordinary course of business (as defined in the Merger Agreement), (b) in accordance in all material respects with a budget NTN and Brooklyn agreed upon in connection with entering into the Merger Agreement, and (c) in compliance with all applicable laws and with the requirements of all of its material contracts.

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NTN agreed that, except as expressly contemplated or permitted by the Merger Agreement, as set forth in the disclosure schedule to the Merger Agreement, as required by applicable law or with the prior written consent of Brooklyn (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, it will not:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred in the exercise, settlement or vesting of any award granted under NTN’s stock option plans);

●	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to (a) any capital stock or other security of NTN (except for NTN common stock issued upon the valid exercise of any outstanding options or warrants), (b) any option, warrant or right to acquire any capital stock or any other security, or (c) any instrument convertible into or exchangeable for any capital stock or other security of NTN;

●	except as required to give effect to anything in contemplation of the closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business organization, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by the Merger Agreement;

●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

●	lend money to any person, incur or guarantee any indebtedness for borrowed money, incur or guarantee any debt securities of others, or make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the budget contemplated by the Merger Agreement;

●	other than as required by applicable law or the terms of any benefit plan on the date of the Merger Agreement, (a) adopt, terminate, establish or enter into any benefit plan, (b) cause or permit any benefit plan to be amended in any material respect, (c) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (d) increase the severance or change of control benefits offered to any current employees, directors or consultants, or (e) hire any officer or employee;

●	recognize any labor union, labor organization or similar person;

●	enter into any material transaction other than in the ordinary course of business and as contemplated by the budget or other than in connection with the Asset Sale;

●	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business and consistent with the budget or except in connection with the Asset Sale;

●	sell, assign, transfer, license, sublicense, or otherwise dispose of any material intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business or in connection with the Asset Sale);

●	make, change, or revoke any tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return) or adopt or change any accounting method in respect of taxes;

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●	enter into, materially amend or terminate any material contract;

●	other than in connection with the Asset Sale, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed the amounts contemplated in the budget;

●	other than as required by law or U.S. GAAP, take any action to change accounting policies or procedures; or

●	agree, resolve or commit to do any of the foregoing, other than in connection with the Asset Sale.

Nothing contained in the Merger Agreement gives Brooklyn, directly or indirectly, the right to control or direct the operations of NTN prior to the effective time of the Merger. Prior to the effective time of the Merger, NTN will exercise, consistent with the terms and conditions of the Merger Agreement, complete unilateral control and supervision over its business operations.

Brooklyn agreed that, except as disclosed in the disclosure schedules, as expressly contemplated or permitted by the Merger Agreement, as required by applicable law or with the prior written consent of NTN (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, it will conduct its business and operations in the ordinary course of business and in compliance with all applicable laws and with the requirements of its material contracts.

Brooklyn agreed that, except as expressly contemplated or permitted by the Merger Agreement, as set forth in the disclosure schedule, as required by applicable law or with the prior written consent of NTN (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, Brooklyn shall not:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any membership interests, or repurchase, redeem or otherwise reacquire any of its securities (except for membership interests from terminated employees, managers or consultants of Brooklyn);

●

except in connection with the rights offering conducted by Brooklyn to raise cash in advance of the closing, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to (a) any security of Brooklyn; (b) any option, warrant or right to acquire any security, other than option grants to employees and service providers in the ordinary course of business; or (c) any instrument convertible into or exchangeable for any security of Brooklyn;

●	except as required to give effect to anything in contemplation of the closing, amend any of its organizational documents, or effect or be a party to any Merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except actions taken in connection with the Merger;

●	form any subsidiary or acquire any equity interest or other interest in any other equity or enter into a joint venture with any other entity;

●	lend money to any person, incur or guarantee any indebtedness for borrowed money or guarantee any debt securities of others;

●	other than as required by applicable law or the terms of any benefit plan, (a) adopt, terminate, establish or enter into any benefit plan; (b) cause or permit any benefit plan to be amended in any material respect; (c) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its managers, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of business consistent with past practice; (d) increase the severance or change of control benefits offered to any current or new employees, managers or consultants; or (e) hire any officer or employee;

●	recognize any labor union, labor organization or similar person;

●	enter into any material transaction other than in the ordinary course of business;

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●	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business and pursuant to the Merger Agreement;

●	sell, assign, transfer, license, sublicense or dispose of any material intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

●	make, change or revoke any tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income tax or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return granted in the ordinary course of not more than six months) or adopt or change any accounting method in respect of taxes;

●	(a) terminate any material contract or (b) enter into or materially amend any material agreement if such proposed material agreement or amendment to a material agreement (x) is not in the ordinary course of business and payments by Brooklyn thereunder are expected to exceed $100,000 or (y) is in the ordinary course of business but payments thereunder are expected to exceed $300,000;

●	other than as required by law or U.S. GAAP, take any action to change accounting policies or procedures; or

●	agree, resolve or commit to any of the foregoing.

Nothing contained in the Merger Agreement gives NTN, directly or indirectly, the right to control or direct the operations of Brooklyn prior to the effective time of the Merger. Prior to the effective time of the Merger, Brooklyn will exercise, consistent with the terms and conditions of the Merger Agreement, complete unilateral control and supervision over its business operations.

Termination

The Merger Agreement may be terminated at any time before the completion of the Merger, whether before or after the required securityholder approvals to complete the Merger have been obtained, as set forth below:

●	by mutual written consent of the parties;

●	by either party if the Merger is not consummated by April 30, 2021, subject to customary exceptions and extensions;

●	by either party if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting Merger;

●

by NTN if Brooklyn has not obtained the Brooklyn Member Vote by the time required under Merger Agreement as described in the section entitled “—Stockholder/Member Approval” above (a “Brooklyn Member No Vote Termination”);

●	by either party if the special meeting (including any adjournments and postponements thereof) was held and completed, the NTN’s stockholders voted on the Merger Related Proposals, the Name Change Proposal and the Stock Plan Proposal, and such proposals were not approved by NTN’s stockholders (an “NTN Stockholder No Vote Termination”);

●	by Brooklyn if, at any time before the Merger Related Proposals, the Name Change Proposal and the Stock Plan Proposal are approved by NTN’s stockholders, the NTN board of directors makes an Adverse Recommendation Change, the NTN board of directors or any committee thereof publicly approved, endorsed or recommended any acquisition proposal, or NTN entered into any letter of intent or similar document or any agreement relating to any acquisition proposal (other than a confidentiality agreement permitted under the Merger Agreement) (a “NTN Adverse Recommendation Change Termination”);

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●	by NTN if, at any time prior to the Brooklyn Member Vote is obtained, the Brooklyn Board makes an Adverse Recommendation Change, the Brooklyn Board or any committee thereof publicly approved, endorsed or recommended any acquisition proposal, or Brooklyn entered into any letter of intent or similar document or any agreement relating to any acquisition proposal (other than a confidentiality agreement permitted under the Merger Agreement) (a “Brooklyn Adverse Recommendation Change Termination”);

●

by either party, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by the other party or if any representation or warranty of the other party shall have become inaccurate, in either case, such that the conditions to closing in favor of the non-breaching party would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to customary cure periods for the breaching party; provided that the party seeking to terminate on this basis is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement (a “Merger Breach Termination”);

●

by NTN, if before the Merger Related Proposals, the Name Change Proposal and the Stock Plan Proposal are approved by NTN’s stockholders, (i) NTN received a superior offer, (ii) NTN complied with its obligations in the Merger Agreement described under “—Non-Solicitation,” above, in order to accept such superior offer, (iii) NTN concurrently terminates the Merger Agreement and enters into a permitted alternative agreement with respect to such superior offer and (iv) within two business days of such termination, NTN pays to Brooklyn the termination fee described below (an “NTN Merger Superior Offer Termination”); or

●

by Brooklyn, at any time, if (i) Brooklyn has received a superior offer, (ii) Brooklyn has complied with its obligations in order to accept such superior offer; (iii) Brooklyn concurrently terminates the Merger Agreement and enters into a permitted alternative agreement with respect to such superior offer and (iv) within two business days of such termination, Brooklyn pays to NTN the termination fee (described below) (a “Brooklyn Merger Superior Offer Termination”).

In the event of the termination of the Merger Agreement as described above, the Merger Agreement will be of no further force or effect, except for any obligations of the parties to pay a termination fee or reimburse the other party for expenses as described below under the heading “—Termination Fees” and except that such termination will not relieve any party of any liability for fraud or any willful breach of any representation, warranty, covenant, obligation or other provision in this Merger Agreement.

Termination Fees

Each party agreed to pay the other a fee or expense reimbursement in the event of termination of the Merger Agreement as follows:

●	If the Merger Agreement is terminated because of an NTN Adverse Recommendation Change or an NTN Merger Superior Offer Termination, then NTN will pay a $750,000 fee to Brooklyn;

●

If the Merger Agreement is terminated because of a Brooklyn Member No Vote Termination, a Brooklyn Adverse Recommendation Change or a Brooklyn Merger Superior Offer Termination, then Brooklyn will pay a $750,000 fee to NTN;

●

If the Merger Agreement is terminated because of an NTN Stockholder No Vote Termination or a Merger Breach Termination and NTN was the breaching party and the breach for which Brooklyn terminated the Merger Agreement was a willful breach, then NTN will reimburse Brooklyn for all of its third party expenses incurred in connection with the Merger Agreement, up to a maximum of $250,000, subject to receiving copies of reasonable documentation supporting such third party expenses; and

●

If the Merger Agreement is terminated because of a Merger Breach Termination and Brooklyn was the breaching party and the breach for which NTN terminated the Merger Agreement was a willful breach, then Brooklyn will reimburse NTN for all of its third party expenses incurred in connection with the Merger Agreement, up to a maximum of $250,000, subject to receiving copies of reasonable documentation supporting such third party expenses.

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The parties agreed that, subject to payment of the termination fee or the reimbursement of expenses will, in the circumstances in which it is owed in accordance with the terms of the Merger Agreement, constitute the sole and exclusive remedy following the termination of the Merger Agreement.

Amendment

The Merger Agreement can be amended with the approval of the NTN board of directors, the Merger Sub board of directors and the Brooklyn Board at any time (whether before or after the adoption and approval of the Merger Agreement by Brooklyn’s members or before or after obtaining the required vote of NTN’s stockholders); provided, however, that after any such approval of the Merger Agreement, no agreement shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Brooklyn, Merger Sub and NTN.

Governing Law and Jurisdiction

The Merger Agreement is governed by the laws of the state of Delaware. The parties agreed to bring any action or proceeding between them arising out of or relating to the Merger Agreement exclusively in the courts located in the State of Delaware and waived the right to a trial by jury. In the event of a dispute arising out of or relating to Merger Agreement, the prevailing party is entitled to receive reasonable costs and expenses.

Specific Performance

The parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party does not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breaches such provisions. The parties also agreed that they will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically its terms, in addition to any other remedy to which they are entitled at law or in equity, and that they will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In connection with NTN and Brooklyn entering into the Merger Agreement, each of the directors and officers of NTN entered into a support agreement dated as of August 12, 2020 with NTN and Brooklyn pursuant to which, among other things, each such director and officer agreed that (1) he or she will not, until the termination date of the Merger Agreement, sell or transfer any shares of common stock of NTN that he or she owns or may acquire prior to the termination of the Merger Agreement, and (2) he or she will vote all shares of NTN common stock owned by him or her in favor of the transactions contemplated by the Merger Agreement.

Similarly, in connection with NTN and Brooklyn entering into the Merger Agreement, certain beneficial holders of Class A membership interests in Brooklyn, including the managers and officers of Brooklyn, entered into a support agreement dated as of August 12, 2020 with NTN and Brooklyn pursuant to which, among other things, each such beneficial holder agreed that (1) he or she will not, until the termination date of the Merger Agreement, sell or transfer any of the beneficial interests in the Class A membership interests of Brooklyn that he or she owns or may acquire prior to the termination of the Merger Agreement, and (2) he or she will provide his or consent with respect to all beneficial interests in the Class A membership interests of Brooklyn owned by him or her in favor of the transactions contemplated by the Merger Agreement.

Brooklyn Member Additional Contribution Agreements

Under the Merger Agreement, a condition to closing the Merger is that, at the closing, Brooklyn have not less than $10 million in cash and cash equivalents on its balance sheet. To help ensure that Brooklyn meets that condition to closing, Brooklyn has previously engaged in a rights offering to the beneficial holders of its Class A membership interests pursuant to which such beneficial holders who exercised their rights have contractually agreed to invest an additional $10 million into Brooklyn. The beneficial holders of its Class A membership interests will exchange the units they receive at the funding of the rights offering for shares of NTN common stock in the Merger.

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THE ASSET SALE

The Transaction Structure

Upon the terms and subject to the conditions set forth in the Asset Purchase Agreement, NTN will sell and assign to eGames.com all of its right, title and interest in and to the assets relating to NTN’s business of licensing its interactive entertainment network and services and the tablets and related equipment used therein.

Consideration

At the closing of the Asset Sale, eGames.com will pay to NTN a purchase price of $2.0 million in cash. Fertilemind Management, LLC, an affiliate of eGames.com, made a $1.0 million bridge loan to NTN in connection with entering into the Asset Purchase Agreement and made another $0.5 million bridge loan and $0.2 million bridge loan to NTN on December 1, 2020 and January 12, 2021, respectively, all of which, together with accrued interest, will be applied toward the $2.0 million purchase price.

In connection with entering into the Asset Purchase Agreement, Aram Fuchs, the sole owner of eGames.com, absolutely, unconditionally and irrevocably guaranteed to NTN the full and prompt payment when due of any and all amounts, from time to time, payable by eGames.com under the Asset Purchase Agreement.

Expected Timing of the Asset Sale

Unless the Asset Purchase Agreement is earlier terminated pursuant to its terms, the Asset Sale is expected to be consummated promptly following the satisfaction or waiver of the conditions to the consummation of the Asset Sale, including stockholder approval of the Asset Sale Proposal at the special meeting, as described in the section entitled “The Asset Purchase Agreement—Conditions to Closing.”

Background of the Asset Sale

For information on the background of the Asset Sale, see “Background of the Asset Sale and the Merger.”

Recommendation of the NTN Board of Directors

For information on the recommendation of the NTN board of directors regarding the Asset Sale, see “The Special Meeting of NTN’s Stockholders—Recommendations of the NTN Board of Directors.”

Reasons for the Asset Sale

For information on the reasons applicable to the recommendation of the NTN board of directors for the Asset Sale, see “Reasons for the Merger and the Asset Sale.”

Interests of NTN Directors and Executive Officers in the Asset Sale

In considering the recommendation of the NTN board of directors with respect to the Asset Sale pursuant to the Asset Purchase Agreement and the other matters to be voted upon by NTN stockholders at the special meeting, NTN stockholders should be aware that certain members of the board and executive officers of NTN have interests in the Asset Sale that may be different from, or in addition to, interests they have as NTN stockholders generally. The members of the board were aware of the different or additional interests and considered these interests, among other matters, in evaluating and negotiating the Asset Purchase Agreement and the Asset Sale, and in recommending to the stockholders that the Asset Sale Proposal be approved. See the sections entitled “—Recommendation of the NTN Board of Directors” and “—Reasons for the Asset Sale,” above. The stockholders should take these interests into account in deciding whether to vote “FOR” the Asset Sale Proposal and the other matters to be voted upon by NTN stockholders at the special meeting. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Mr. Wolff

As an inducement to eGames.com to enter into the Asset Purchase Agreement, eGames.com required that, contingent and effective upon the closing of the Asset Sale, Mr. Wolff become the chief executive officer of eGames.com, and that his employment as NTN’s chief executive officer terminate at such time. Mr. Wolff entered into an employment agreement with eGames.com on September 18, 2020, the effectiveness of which is contingent upon the closing of the Asset Sale. Under the terms of his employment agreement with eGames.com, Mr. Wolff:

●	is entitled to an annual base salary of $265,000, which will increase to $325,000 at such time that the revenue of eGames.com attributable to subscription and advertising channels exceeds $1.5 million per quarter;

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●	is eligible to receive an annual incentive bonus in an amount to be determined by the eGames.com board of directors in its sole discretion, based on the achievement of performance objectives established by the board;

●	will be issued a non-voting profits interest in eGames.com equal to 10% of eGames.com, 50% of which will vest when both (a) $1.0 million in invested capital has been paid back to Fertilemind Management, LLC, an affiliate of eGames.com and (b) $500,000 in working capital has been repaid to Fertilemind Management, LLC, and the remaining 50% of which will vest when an additional $1.0 million has been repaid to Fertilemind Management, LLC (upon full repayment of $2.0 million plus $500,000 in working capital to Fertilemind Management, LLC, the profits interest will convert into units representing a voting equity interest in eGames.com); and

●	is entitled to a severance payment equal to one month of base salary and reimbursement of COBRA premiums for the same period if his employment is terminated by eGames.com without “cause” or by Mr. Wolff with “good reason” (as such terms are defined in his employment agreement with eGames.com).

The NTN board of directors and its strategic committee were made aware of the material terms of Mr. Wolff’s employment agreement with eGames.com and considered them before approving the Asset Purchase Agreement. Neither the board of directors of NTN, nor its strategic committee, nor any advisor to NTN, was involved in the negotiations regarding the terms of Mr. Wolff’s employment with eGames.com.

To incentivize Mr. Wolff to enter into the employment agreement with eGames.com, which as noted above was a precondition to eGames.com entering into the Asset Purchase Agreement, and to forego the severance payments and benefits he would be entitled to receive under his employment agreement with NTN, NTN and Mr. Wolff entered into an amendment to his employment agreement. Under the terms of the amendment, if Mr. Wolff is continuously employed by NTN through the consummation of a “change in control” (as defined in his employment agreement, and which would include the Asset Sale) and such transaction is consummated before March 31, 2021, then, subject to Mr. Wolff delivering a general release of claims in favor of NTN, he is eligible to receive a cash bonus of $162,500 upon the closing of such transaction and NTN will pay his COBRA premiums for up to six months following the termination of his employment with NTN or, if earlier, until he becomes eligible for medical insurance coverage in connection with new employment.

Severance Benefits for Ms. Gurrola

If Ms. Gurrola’s employment with NTN is terminated by NTN without “cause” or by her for “good reason” (as such terms are defined in “The Merger—Interests of NTN Directors and Executive Officers in the Merger—Severance Benefits of Executive Officers”), subject to Ms. Gurrola delivering to NTN a general release of claims in NTN’s favor, NTN will pay Ms. Gurrola as severance an amount equal to two months of her base salary plus the incentive compensation she is eligible to receive under NTN’s 2020 executive incentive plan (which is discussed in the section entitled “NTN Executive and Director Compensation—Executive Compensation—2020 Incentive Plan”), and if so paid, she will not be paid any compensation under NTN’s 2020 executive incentive plan. In addition, provided that she timely elects continued insurance coverage pursuant to COBRA, NTN will reimburse Ms. Gurrola, who has been employed with NTN for over 10 years, an amount equal to the COBRA premiums for the insurance coverage she selected for a period of nine months.

Ms. Gurrola’s Potential Employment with eGames.com

eGames.com and Ms. Gurrola have had discussions regarding her possible employment with eGames.com following the closing of the Merger. The discussions contemplate Ms. Gurrola becoming the senior vice president of finance of eGames.com, receiving an annual base salary of $190,000 (which is the amount of her current annual base salary with NTN), and being eligible for severance equal to one month per year of service with eGames.com, with a minimum of one month and a maximum of three months, and for bonus and other benefits, if any, consistent with what eGames.com offers similarly situated employees. As of the date of this proxy statement/prospectus/consent solicitation statement, the parties continue to be in discussions and Ms. Gurrola has not accepted any offer.

Vesting of Options

All outstanding stock options to purchase shares of NTN common stock will vest in full (to the extent not previously vested), including those unvested options held by NTN’s directors and executive officers, as of immediately prior to the effective time of the Merger, or if earlier, the closing of the Asset Sale.

For an estimate of the amounts that would be payable, net of exercise price, to each of NTN’s named executive officers if the named executive officer exercised his or her stock options and immediately sold the common stock of NTN acquired upon exercise, see the section entitled “—Quantification of Payments and Benefits to NTN’s Named Executive Officers” below. NTN estimates that the aggregate amount that would be payable, net of exercise price, to NTN’s executive officers as a group and NTN’s current non-employee directors as a group if they exercised their stock options, whether vested or unvested, and immediately sold the common stock of NTN acquired upon exercise is $0 and $0, respectively, because all such options are out-of-the-money. The foregoing amounts are determined using a per share NTN stock price of $1.88, which is the average closing trading price of NTN common stock over the first five business days following the first public announcement that NTN and eGames.com entered into the Asset Purchase Agreement.

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The table below sets forth information regarding the NTN stock options held by each of NTN’s executive officers and directors as of January 29, 2021. The number of shares of NTN common stock underlying such options will be decreased, and the exercise price of such options will be increased, to reflect the Reverse Stock Split, if effected.

Name	# of Shares Subject to Vested Options Held	Weighted Average Exercise Price of Vested Options ($)	# of Shares Subject to Unvested Options Held	Weighted Average Exercise Price of Unvested Options ($)	Total Value ($)(1)
Executive Officers
Sandra Gurrola	5,700	$24.41	—	—	—
Allen Wolff	15,000	$25.83	—	—	—

Non-Employee Directors
Michael Gottlieb	600	$2.70	—	$—	—
Susan Miller	600	$2.43	—	—	—
Richard Simtob	1,400	$5.09	—	$—	—

(1) All of the options held by NTN’s executive officers and directors are out-of-the-money using a per share price of $1.88, which is the average closing price of NTN common stock over the first five business days following the first public announcement that NTN and eGames.com entered into the Asset Purchase Agreement.

Vesting of Restricted Stock Units

All outstanding RSUs will vest in full (to the extent not previously vested), including those held by NTN’s executive officers, as of immediately prior to the effective time of the Merger, or if earlier, the closing of the Asset Sale, and in settlement thereof and exchange therefor, each former holder of any RSU will be entitled to receive a number of shares of NTN common stock equal to the total number of shares of NTN common stock subject to such holder’s vested RSUs.

The table below sets forth information regarding the RSUs held by each of NTN’s executive officers as of January 29, 2021 and the value of such RSUs based on a per share NTN stock price of $1.88, which is the average closing price of NTN common stock over the first five business days following the first public announcement that NTN and eGames.com entered into the Asset Purchase Agreement. None of NTN’s non-employee directors held any RSUs as of January 29, 2021.

Name	Number of RSUs Held	Value of RSUs
Sandra Gurrola	15,389	$29,931
Allen Wolff	42,222	$79,377

Quantification of Payments and Benefits to NTN’s Named Executive Officers

The following table and related footnotes present information about the compensation payable to NTN’s named executive officers, Mr. Wolff and Ms. Gurrola, in connection with the Asset Sale and any associated termination without cause from NTN. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Asset Sale. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules. If both the Asset Sale and the Merger are completed, the named executive officers will only receive the compensation described in this section and not in the section entitled “The Merger—Interests of NTN Directors and Executive Officers in the Merger.”

The table below describes the estimated potential golden parachute compensation payments to each of NTN’s named executive officers under the terms of their NTN employment agreements and equity awards. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of a termination by NTN without cause or by the executive for good reason, other than for Mr. Wolff who will receive the severance benefits shown upon termination of his employment if he is continuously employed by NTN through the consummation of a “change in control” (as defined in his employment agreement, and which would include the Asset Sale) and such transaction is consummated before March 31, 2021. Other than for Mr. Wolff, the amounts shown do not include the value of payments or benefits that would have been earned absent such a termination. NTN’s executive officers are not entitled to any pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements. The table does not include any compensation that Mr. Wolff may earn under his employment agreement with eGames.com that will be effective upon the closing of the Asset Sale, as his future employment compensation thereunder is not based on or otherwise relate to the Asset Sale.

The amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this proxy statement/prospectus/consent solicitation statement and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, NTN hypothetically assumed:

●	The closing of the Asset Sale occurred on January 29, 2021 and each named executive officer remained employed by NTN through such date.

●	The employment of each of Mr. Wolff and Ms. Gurrola will be terminated on such date and in a manner that entitles him or her to receive, with respect to Mr. Wolff, the change-in-control bonus and benefits, and with respect to Ms. Gurrola, the severance payments and benefits, in each case, under the terms of their employment agreements with NTN (as described above under the heading “—Mr. Wolff” and “—Severance Benefits for Ms. Gurrola”).

●	No named executive officer receives any additional equity grants prior to or at the closing of the Asset Sale.

●	No named executive officer enters into new agreements or is otherwise legally entitled to, prior to the closing of the Asset Sale, additional compensation or benefits.

Golden Parachute Compensation
Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Allen Wolff	162,500	79,377	12,930	254,807
Sandra Gurrola	69,667	28,931	9,297	107,895

(1)

Amounts in this column represent the change-in-control bonus and severance payments payable in accordance with the officer’s employment agreement with NTN upon termination without cause or for good reason as discussed above under the heading “—Mr. Wolff” and “—Severance Benefits for Ms. Gurrola,” which are equal to (a) a $162,500 change-in-control bonus for Mr. Wolff and (b) two months of base salary for Ms. Gurrola (which is $31,667) plus the incentive compensation (which is $38,000) she is eligible to receive under NTN’s 2020 executive incentive plan (which is discussed in the section entitled “NTN Executive and Director Compensation—Executive Compensation—2020 Incentive Plan”), and if such incentive compensation is paid to her as part of her severance, she will not be paid any compensation under NTN’s 2020 executive incentive plan. Amounts in this column are “single trigger” in nature for Mr. Wolff and are “double trigger” in nature for Ms. Gurrola.

(2)

Amounts in this column are the aggregate value of the stock options and RSUs held by the executive officers, which will vest in full as of immediately prior to the effective time of the Merger, or if earlier, the closing of the Asset Sale, as discussed above, and calculated as discussed above under the heading “—Vesting of Options” and “—Vesting of RSUs.” Amounts in this column are “single trigger” in nature.

(3)

Amounts in this column equal the premiums necessary to continue under COBRA the health insurance coverage in effect for each executive officer prior to termination under the terms of their respective employment agreements. For Mr. Wolff the amount payable is equal to 6 months of such premiums and for Ms. Gurrola the amount payable is equal to 9 months of such premiums. Amounts in this column are “single trigger” in nature for Mr. Wolff and are “double trigger” in nature for Ms. Gurrola.

(4)	The following table shows, for the named executive officers, the golden parachute compensation total amounts which are single trigger or double trigger in nature.

Named Executive Officer	Single Trigger	Double Trigger
Allen Wolff	$254,807	$–
Sandra Gurrola	$28,931	$78,964

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Material U.S. Federal Income Tax Consequences of the Asset Sale to NTN Stockholders

The following discussion is a summary of the material U.S. federal income tax consequences of the Asset Sale to NTN’s stockholders. This summary is for information purposes only and is not tax advice. It does not purport to consider all aspects of U.S. federal income taxation that might be relevant for holders of NTN common stock. This summary is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss any alternative minimum tax or state, local or non-U.S. tax considerations. In addition, this summary does not discuss the tax consequences of any transactions occurring prior to, concurrently with or after the Asset Sale.

The Asset Sale is entirely a corporate action. The Asset Sale will not result in any taxable gain or loss for U.S. federal income tax purposes to any NTN stockholder in his, her or its capacity as an NTN stockholder.

Regulatory Approvals for the Asset Sale

Neither NTN nor eGames.com is required to make any filings or to obtain approvals or clearances from any regulatory authorities in the United States or other countries to consummate the transactions contemplated by the Asset Purchase Agreement. NTN must comply with applicable Delaware law in connection with the sale of substantially all of its assets in the Asset Sale, including obtaining the approval of NTN’s stockholders for the Asset Sale to the extent required under Delaware law.

Appraisal Rights

Under Delaware law, holders of NTN common stock will not be entitled to statutory appraisal rights with respect to the Asset Sale.

THE ASSET PURCHASE AGREEMENT

This section describes the material terms of the Asset Purchase Agreement. Please note that the summary of the Asset Purchase Agreement below and elsewhere in this proxy statement/prospectus/consent solicitation statement may not contain all of the information that is important to you. The summary of the Asset Purchase Agreement below and elsewhere in this proxy statement/prospectus/consent solicitation statement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the asset purchase agreement dated as of September 18, 2020, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex D-1, as amended by the omnibus amendment and agreement dated November 19, 2020 and by the second omnibus amendment and agreement dated January 12, 2021, copies of which are attached to this proxy statement/prospectus/consent solicitation statement as Annexes D-2 and D-3, respectively. You should refer to the full text of the Asset Purchase Agreement for details of the Asset Sale and the terms and conditions of the Asset Purchase Agreement. We encourage you to read the Asset Purchase Agreement carefully and in its entirety because it is the legal document that governs the Asset Sale.

Explanatory Note Regarding the Asset Purchase Agreement

The following summary of the Asset Purchase Agreement, and Annexes D-1, D-2 and D-3 to this proxy statement/prospectus/consent solicitation statement, are intended only to provide information regarding the terms of the Asset Purchase Agreement. They are not intended to provide any factual information about NTN or eGames.com or to modify or supplement any factual disclosures about NTN in its public reports filed with the SEC. The Asset Purchase Agreement and the related summary are not intended to be a source of factual, business or operational information about NTN or eGames.com, and neither the following summary of the Asset Purchase Agreement, nor Annexes D-1, D-2 or D-3 are intended to modify or supplement any factual disclosure about NTN or eGames.com in any documents NTN or eGames.com has or will publicly file with the SEC. The Asset Purchase Agreement contains representations and warranties by, and covenants of, NTN and eGames.com that were made only for purposes of the Asset Purchase Agreement and as of specified dates. The representations, warranties and covenants in the Asset Purchase Agreement were made solely for the benefit of the parties to the Asset Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Asset Purchase Agreement instead of establishing these matters as facts, and may be subject to contractual standards of materiality or material adverse effect applicable to the contracting parties that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Asset Purchase Agreement, which subsequent information may or may not be fully reflected in NTN’s public disclosures.

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The Purchased Assets

On September 18 2020, NTN and eGames.com entered into the Asset Purchase Agreement. The Asset Purchase Agreement provides that NTN will sell and assign to eGames.com all of its right, title and interest in and to the assets relating to NTN’s business of licensing its interactive entertainment network and services and the tablets and related equipment used therein.

Consideration

At the closing of the Asset Sale, in addition to assuming the liabilities of NTN specified in the Asset Purchase Agreement, including NTN’s trade accounts payable and other accrued liabilities arising in the ordinary course of the business, and liabilities relating to NTN’s contracts included in the purchased assets, eGames.com will pay NTN $2.0 million in cash. In connection with entering into the Asset Purchase Agreement, on behalf of eGames.com, Fertilemind Management, LLC, an affiliate of eGames.com, loaned $1.0 million to NTN; on December 1, 2020, Fertilemind loaned another $0.5 million to NTN; and on January 12, 2021, Fertilemind loaned another $0.2 million to NTN, all of which, together with accrued interest, will be applied toward the $2.0 million purchase price. See “—Bridge Loans,” below, for additional information. eGames.com will not be assuming any of NTN’s obligations under its PPP Loan.

Conditions to Closing

Unless the parties to the Asset Purchase Agreement agree to an earlier date, the Asset Sale will close before the merger and as promptly as practicable after all of the conditions to closing contained in the Asset Purchase Agreement, which are described below, are satisfied or waived. At the closing, NTN and eGames.com will exchange various closing deliverables, including but not limited to a bill of sale, an assignment and assumption agreement, and certain other customary closing deliverables for an asset sale.

The obligation of both parties to close the Asset Sale is subject to the satisfaction or waiver of the following conditions:

●	the absence of any law or governmental order prohibiting the transactions contemplated by the Asset Purchase Agreement;

●	approval of the Asset Sale Proposal by NTN’s stockholders and receipt of all other consents and approvals required to be received by NTN; and

●	the absence of any proceeding challenging or seeking to restrain, limit or prohibit any of the transactions contemplated by Asset Purchase Agreement.

In addition, the obligation of eGames.com to close the Asset Sale is further subject to the satisfaction or waiver of the following conditions:

●	each of the representations and warranties of NTN being true and correct at the closing of the Asset Sale, except for such failures to be true and correct as have not had and would not reasonably be expected, in the aggregate, to materially impair the ability of NTN to perform its obligations under the Asset Purchase Agreement or prevent or delay the consummation of the transactions contemplated thereby;

●	NTN having performed in all material respects its covenants and agreements required to be performed on or prior to the closing; and

●	the delivery by NTN of certain customary closing deliverables required under the Asset Purchase Agreement, including instruments pertaining to the transfer of the purchased assets.

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In addition, the obligation of NTN to close the Asset Sale is further subject to the satisfaction or waiver of the following conditions:

●	each of the representations and warranties of eGames.com being true and correct in all material respects at the closing of the Asset Sale;

●	eGames.com having performed in all material respects its covenants and agreements required to be performed on or prior to the closing; and

●	the delivery by eGames.com of certain customary closing deliverables required under the Asset Purchase Agreement.

Non-Solicitation

During the period commencing on the date of the Asset Purchase Agreement and ending on the earlier of the closing of the Asset Sale and the termination of the Asset Purchase Agreement, NTN agreed not to:

●	solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry (as such terms are defined in the Asset Purchase Agreement) or to take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

●	furnish any non-public information regarding NTN to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

●	subject to specified exceptions, approve, endorse or recommend any acquisition proposal;

●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction; or

●	publicly propose to do any of the foregoing.

For purposes of the Asset Purchase Agreement: (1) “acquisition inquiry” means, with respect to NTN, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by or on behalf of eGames.com) that would reasonably be expected to lead to an acquisition proposal; (2) “acquisition proposal” means, with respect to NTN, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of eGames.com) contemplating or otherwise relating to any acquisition transaction with NTN; and (3) “acquisition transaction” means any transaction or series of related transactions, other than certain mergers involving NTN, including the Merger, involving the sale, lease, exchange, transfer, license, acquisition or disposition of the assets being purchased in the Asset Sale, in whole or in part, whether by merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction.

However, before obtaining the applicable approval from NTN’s stockholders, NTN may furnish non-public information regarding NTN to, and enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal by such person which the NTN board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a superior offer (as defined in the Asset Purchase Agreement) if:

●	neither NTN nor any of its representatives has breached the non-solicitation provisions of the Asset Purchase Agreement described above;

●	the NTN board of directors concludes in good faith that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law;

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●	NTN receives from the third-party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to NTN as those contained in the confidentiality agreement between NTN and eGames.com; and

●	substantially contemporaneously with the furnishing of any such nonpublic information to the third party, NTN furnishes the same information to eGames.com to the extent not previously furnished.

For purposes of the Asset Purchase Agreement, a “superior offer” means an unsolicited bona fide written acquisition proposal that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Asset Purchase Agreement, and (b) is on terms and conditions that the NTN board of directors determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by eGames.com to amend the terms of the Asset Purchase Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to NTN’s stockholders than the terms of the transaction contemplated by the Asset Purchase Agreement.

The Asset Purchase Agreement also provides that if NTN or any of its representatives receives an acquisition proposal or acquisition inquiry, then it shall promptly advise eGames.com of such acquisition proposal or acquisition inquiry (including the identity of the person making or submitting such acquisition proposal or acquisition inquiry, and the material terms thereof), and shall keep eGames.com reasonably informed with respect to the status and material terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.

Stockholder Approval

NTN is required to take all action necessary under applicable law to call, give notice of and hold the special meeting to consider and vote on, among other matters, the Asset Sale Proposal.

Board Recommendation and Changes to Board Recommendation

The NTN board of directors is obligated to recommend that the stockholders of NTN vote to approve the transactions contemplated by the Asset Purchase Agreement. The NTN board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the foregoing recommendation in a manner adverse to the eGames.com (any of the foregoing, an “Change in Board Recommendation”).

Notwithstanding the paragraph above, but subject to compliance with its obligations described above under the heading “—Non-Solicitation” and to the conditions below, if, at any time prior to the approval of the Asset Sale Proposal, NTN receives a bona fide written superior offer (as defined above under the heading “—Non-Solicitation”), the NTN board of directors may make a Change in Board Recommendation if, but only if, following the receipt and on account of such superior offer:

●	the NTN board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Change in Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

●	NTN notifies eGames.com in writing confirming that the NTN board of directors has determined to make a Change in Board Recommendation at least three business days in advance thereof (the “Negotiation Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential superior offer, and further notifies eGames.com in the event of any material amendment to any superior offer, in which case the Negotiation Period will be extended, if necessary, to ensure that at least two business days remain in the Negotiation Period;

●	during the Negotiation Period, NTN and its financial advisors and outside legal counsel negotiates with eGames.com in good faith (if eGames.com so desires) to make such adjustments to the terms and conditions of the Asset Purchase Agreement so that the acquisition proposal ceases to constitute a superior offer; and

●	after eGames.com delivers a written offer to NTN to alter the terms or conditions of the Asset Purchase Agreement during the Negotiation Period, the NTN board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Change in Board Recommendation would reasonably likely be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Asset Purchase Agreement).

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Nothing in the Asset Purchase Agreement prohibits the NTN board of directors from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to its stockholders; provided, however, that in the case of the foregoing clause (iii) the NTN board of directors determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably likely be inconsistent with applicable law, including its fiduciary duties under applicable law. However, any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) will be deemed to be a Change in Board Recommendation unless the NTN board of directors expressly publicly reaffirms the its recommendation to its stockholders regarding the Asset Sale in such communication or within two business days after being requested in writing to do so by eGames.com.

Representations and Warranties

The Asset Purchase Agreement contains customary representations and warranties made by NTN and eGames.com for transactions similar to the Asset Sale. The assertions in the representations and warranties may be subject to important qualifications and limitations agreed to by NTN and eGames.com in connection with the negotiated terms of the Asset Purchase Agreement, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Asset Purchase Agreement instead of establishing these matters as facts. Moreover, some of the representations and warranties may have only been true as of a certain date and may be subject to a contractual standard of materiality. NTN’s stockholders are not third-party beneficiaries under the Asset Purchase Agreement.

The representations and warranties made by NTN in the Asset Purchase Agreement, include representations and warranties related to the following:

●	its corporate organization, qualifications to do business and corporate authorization to enter into and carry out its obligations under the Asset Purchase Agreement;

●	the absence of any conflict or violation of its governing documents, any applicable law, or any contract or agreement it has with third parties or the creation of any lien, in each case as a result of the Asset Sale;

●	the consents, approvals, authorizations or filings of or to third parties, including any governmental authority, required in connection with the Asset Sale;

●	its financial statements;

●	the absence of undisclosed liabilities and the absence of certain changes since January 1, 2020;

●	its intellectual property, technology and know-how;

●	its material contracts;

●	its transactions with affiliates;

●	its insurance policies and bank accounts;

●	the absence of litigation affecting the Asset Sale;

●	the sufficiency of the assets included in the Asset Sale to operate the NTN business in all material respects;

●	its accounts receivable and accounts payable;

●	its tax matters;

●	finders and broker fees; and

●	its employment matters.

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eGames.com made a number of representations and warranties to NTN in the Asset Purchase Agreement, including representations and warranties related to the following:

●	its corporate organization, qualifications to do business and corporate authorization to enter into and carry out its obligations under the Asset Purchase Agreement;

●	the absence of any conflict or violation of its governing documents, any applicable law, or any contract or agreement it has with third parties;

●	the consents, approvals, authorizations or filings of or to any governmental authority required in connection with the Asset Sale;

●	the absence of litigation affecting the Asset Sale;

●	its financial ability to consummate the Asset Sale;

●	the absence of broker’s or finder’s fees; and

●	the conduct of its independent investigation, review and analysis of, among other matters, the NTN business and the purchased assets, and acknowledgement that it was provided adequate access to the personnel, properties, premises, records, and other documents and information for such purpose.

Some of the representations and warranties in the Asset Purchase Agreement are qualified by materiality qualifications or a “material adverse effect” qualification, which means a material adverse effect on the purchased assets or the Business.

Conduct of Business between Signing and Closing

Subject to customary exceptions, NTN agreed in the Asset Purchase Agreement to (a) conduct its business in the ordinary course, (b) use commercially reasonable efforts to maintain and preserve intact the organization of the NTN business, keep available to eGames.com the services of all individuals who perform material services for or on behalf of NTN in connection with the NTN business, (c) preserve for eGames.com the goodwill of the suppliers and others having material business relationships with NTN insofar as such relationships relate to the NTN business, and (d) not take specified actions outside the ordinary course of business between signing and closing.

Indemnification

At the closing of the Asset Sale, $100,000 of the $2.0 million purchase price will be deposited into an escrow account to serve as an indemnification fund, and NTN will indemnify and hold eGames.com and its officers, directors, shareholders, managers, members and affiliates (each, an “Indemnified Party”) harmless from and against, among other adverse consequences, actions, suits, proceedings, damages, costs, amounts paid in settlement, losses, expenses and fees incurred by any Indemnified Party (i) arising out of or in connection with the breach of any warranty or the inaccuracy of any representation by NTN in the Asset Purchase Agreement, (ii) arising out of or in connection with any failure by NTN to perform any of the covenants, agreements or obligations under the Asset Purchase Agreement or any other agreement or instrument executed and delivered by or on behalf of NTN pursuant thereto or in connection therewith, (iii) which are liabilities not assumed by eGames.com under the Asset Purchase Agreement, and (iv) arising out of any and all claims or demands for commissions or other compensation by any broker, finder or similar agent claiming to have been employed by or on behalf of NTN; provided that, in each case, such adverse consequences do not arise out of any wrongful conduct of eGames.com.

The Indemnified Parties’ rights to indemnification will apply only to claims delivered on or before the six month anniversary of the closing of the Asset Sale. In addition, the indemnification claims will be subject to a $10,000 tipping basket, and the aggregate amount for which NTN may be liable under the indemnification provisions will not exceed $100,000.

Following the closing of the Asset Sale, subject to specified exceptions, including claims arising out of fraud or willful misconduct or claims arising out of and any employment agreements or non-compete agreements, any claim or cause of action (whether such claim sounds in tort, contract or otherwise and including statutory rights and remedies) based upon, relating to or arising out of the Asset Purchase Agreement, shall be brought in accordance with the provisions, and subject to the applicable limitations, contained in the Asset Purchase Agreement, which will constitute the sole and exclusive remedy of the Indemnified Parties for any such claim or cause of action.

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Employee Matters

eGames.com may make offers of employment to NTN’s employees selected by eGames.com. Each such employee to whom eGames.com makes an offer of employment is referred to as an “Offer Employee.” eGames.com agreed to, as soon as practicable after the date of the Asset Purchase Agreement (and in any event within 21 days after such date, assuming NTN has provided accurate contact information for all Offer Employees), make employment offers to all the Offer Employees, in each case, (A) with terms and conditions regarding compensation and employee benefits that meet the standards specified in the Asset Purchase Agreement, which, among other things, require that eGames.com’s employment offers provide the Offer Employee with a base salary or wage rate that is no less favorable than the base salary or wage rate as in effect for such employee immediately prior to the date of the Asset Purchase Agreement, and employee benefits that are no less favorable, in the aggregate, than as in effect for similarly situated employees of eGames.com, and (B) effective subject to and upon the occurrence of the closing of the Asset Sale.

Additional Covenants

The Asset Purchase Agreement contains additional agreements between the parties relating to, among other things: (a) taking such actions as are necessary to satisfy the closing conditions; (b) the maintenance of confidential information; (c) NTN agreeing not to compete in the licensing, development, production, marketing, commercialization or sale of any network, services or through which entertainment offerings (are made available to end users business, subject to specified exceptions; (d) NTN agreeing not to solicit any employee of eGames.com or encourage any such employee to leave employment with eGames.com, subject to specified exceptions; (e) not making public announcements concerning the Asset Purchase Agreement or the Asset Sale without the prior consent of the other party, subject to specified exceptions.

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Termination

The Asset Purchase Agreement may be terminated at any time before the completion of the Asset Sale as set forth below:

●	by mutual written consent of the parties;

●	by either party if the closing of the Asset Sale is not consummated by April 30, 2021, subject to customary exceptions and extensions;

●	by either party if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Asset Purchase Agreement;

●	by either party if the special meeting (including any adjournments and postponements thereof) was held and completed, the NTN’s stockholders voted on the Asset Sale Proposal, and the Asset Sale Proposal was not approved by NTN’s stockholders;

●	by eGames.com if, at any time before the Asset Sale Proposal is approved by NTN’s stockholders, the NTN board of directors makes a Change in Board Recommendation, the NTN board of directors or any committee thereof publicly approved, endorsed or recommended any acquisition proposal, or NTN entered into any letter of intent or similar document or any agreement relating to any acquisition proposal (other than a confidentiality agreement permitted under the Asset Purchase Agreement) (an “NTN Change in Board Recommendation Termination”);

●	by NTN, if before the Asset Sale Proposal is approved by NTN’s stockholders, (i) NTN received a superior offer, (ii) NTN complied with its obligations in the Asset Purchase Agreement described under “—Non-Solicitation,” above, in order to accept such superior offer, (iii) NTN concurrently terminates the Asset Purchase Agreement and enters into a permitted alternative agreement with respect to such superior offer and (iv) within two business days of such termination, NTN pays to eGames.com the termination fee described below (an “NTN Superior Offer Termination”); and

●	by either party, upon a breach of any representation, warranty, covenant or agreement set forth in the Asset Purchase Agreement by the other party or if any representation or warranty of the other party shall have become inaccurate, in either case, such that the conditions to closing in favor of the non-breaching party would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, subject to customary cure periods for the breaching party; provided that the party seeking to terminate on this basis is not then in material breach of any representation, warranty, covenant or agreement in the Asset Purchase Agreement; provided, further that eGames.com may not terminate the Asset Purchase Agreement on this basis solely as a result of NTN failing to have obtained stockholder approval of the Asset Sale Proposal (a “Termination for Breach”).

In the event of the termination of the Asset Purchase Agreement as described above, the Asset Purchase Agreement will be of no further force or effect, except for any obligations of the parties to pay a termination fee as described below under the heading “—Termination Fees” and except that such termination will not relieve any party of any liability for fraud or any willful breach that occurred before such termination.

Termination Fees

If the Asset Purchase Agreement is terminated because of an NTN Change in Board Recommendation Termination or an NTN Superior Offer Termination, then NTN agreed to pay a $275,000 fee to eGames.com.

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The parties agreed that payment of the termination fee will, in the circumstances in which it is owed in accordance with the terms of the Asset Purchase Agreement, constitute the sole and exclusive remedy following the termination of Asset Purchase Agreement.

Amendments and Waivers

The Asset Purchase Agreement may only be amended by a written agreement executed by the parties thereto. No failure on the part of any party to exercise any right under the Asset Purchase Agreement, and no delay on the part of any party in exercising any such right, shall operate as a waiver of such right. No party will be deemed to have waived any claim arising out of the Asset Purchase Agreement, or any right under the Asset Purchase Agreement, unless the waiver of such claim or right is expressly set forth in a written instrument executed and delivered on behalf of such party.

Expenses

Each party will pay its own expenses, fees and costs incident to the preparation and execution of Asset Purchase Agreement and, except as otherwise expressly provided for in the Asset Purchase Agreement, each party shall bear its respective expenses or fees involved in the preparation and delivery of all documents and reports required to be delivered by or on behalf of such party under the Asset Purchase Agreement, whether or not the transactions contemplated by the Asset Purchase Agreement are consummated.

Governing Law and Jurisdiction

The Asset Purchase Agreement is governed by the laws of the state of Delaware. The parties agreed to bring any action or proceeding between them arising out of or relating to the Asset Purchase Agreement exclusively in the courts located in the State of Delaware and waived the right to a trial by jury. In the event of a dispute arising out of or relating to the Asset Purchase Agreement, the prevailing party is entitled to receive reasonable costs and expenses.

Specific Performance

The parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party does not perform the provisions of Asset Purchase Agreement in accordance with its specified terms or otherwise breaches such provisions. The parties also agreed that they will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of Asset Purchase Agreement and to enforce specifically its terms, in addition to any other remedy to which they are entitled at law or in equity, and that they will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Bridge Loans

In connection with the Asset Purchase Agreement, on September 18, 2020, NTN issued to Fertilemind Management, LLC, an affiliate of eGames.com, an unsecured promissory note (the “First Note”) in the principal amount of $1,000,000, evidencing a $1,000,000 loan received from Fertilemind on behalf of eGames.com. As described below, until December 1, 2020, the principal amount of the First Note accrued interest at the rate of 8% per annum (increasing to 15% per annum upon the occurrence of an event of default), compounded annually. On November 19, 2020, eGames.com agreed to loan, or cause Fertilemind, on behalf of eGames.com, to loan an additional $500,000 to NTN on December, 1, 2020. Upon receipt of such $500,000 loan, on December 1, 2020, NTN issued a second unsecured promissory note (the “Second Note”) evidencing such loan to Fertilemind. In connection with borrowing the additional $500,000 loan, the interest rate of the First Note increased from 8% to 10% beginning on December 1, 2020. On January 12, 2021, eGames.com agreed to loan, or cause Fertilemind, on behalf of eGames.com, to loan an additional $200,000 to NTN. Upon receipt of such $200,000 loan, on January 12, 2021, NTN issued a third unsecured promissory note (the “Third Note,” and together with the First Note and the Second Note, the “Bridge Notes”) evidencing such loan to Fertilemind. The principal amount of the Second Note and the Third Note accrues interest at the rate of 10% per annum (increasing to 15% per annum upon the occurrence of an event of default), compounded annually. The principal amount of the Bridge Notes and accrued interest thereon is due and payable upon the earlier of (i) the termination of the Asset Purchase Agreement, (ii) the closing of a Business Combination (as defined in the Bridge Notes), and (iii) April 30, 2021. Upon the closing of the Asset Sale, the outstanding principal amount of the Bridge Notes and all accrued and unpaid interest thereon will be applied against the purchase price under the Asset Purchase Agreement, and the Bridge Notes will be extinguished. NTN may use the proceeds under the Bridge Notes for, among other things, the payment of obligations related to the transactions contemplated by the Asset Purchase Agreement and the Merger and other general working capital purposes.

The Bridge Notes include customary events of default, including if any portion of either of the Bridge Notes is not paid when due; if NTN defaults in the performance of any other material term, agreement, covenant or condition of either of the Bridge Notes, subject to a cure period; if any final judgment for the payment of money is rendered against NTN and NTN does not discharge the same or cause it to be discharged or vacated within 90 days; if NTN makes an assignment for the benefit of creditors, if NTN generally does not pay its debts as they become due; if a receiver, liquidator or trustee of NTN is appointed, or if NTN is adjudicated bankrupt or insolvent. In the event of an event of default, the Bridge Notes will accelerate and become immediately due and payable at the option of the holder.

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MATTERS BEING SUBMITTED TO A VOTE OF NTN’S STOCKHOLDERS

Proposal No. 1: The Merger Share Issuance Proposal

Overview

At the special meeting, NTN’s stockholders will be asked to approve the issuance of NTN common stock pursuant to the Merger Agreement and the change of control resulting therefrom.

At the effective time of the Merger, Brooklyn’s members will exchange their equity interests in Brooklyn for shares of NTN common stock representing between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately following the effective time of the Merger on a fully diluted basis (less a portion of such shares which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn), and NTN’s stockholders as of immediately prior to the effective time, will own between approximately 5.92% and 3.26% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis. The exact number of shares of NTN common stock to be issued in the Merger will be determined pursuant to a formula in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration.”

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of NTN common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/consent solicitation statement.

NYSE American Rules

Section 712 of the NYSE American Company Guide (the “Company Guide”) requires that companies listed on the NYSE American, such as NTN, obtain stockholder approval of the issuance of shares as sole or partial consideration for an acquisition of the stock or assets of another company in the following circumstances:

●	if any individual director, officer or substantial shareholder of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 5% or more; or

●	where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more.

Section 713 of the Company Guide requires that companies listed on the NYSE American obtain stockholder approval in the following circumstances:

●	when the additional shares will be issued in connection with a transaction involving:

o	the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) at a price less than the greater of book or market value which together with sales by officers, directors or principal shareholders of the issuer equals 20% or more of presently outstanding common stock; or

o	the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock; or

●	when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a “Reverse Merger” (as defined in Section 341 of the NYSE American Company Guide).

The issuance of the shares of NTN common stock under the Merger Agreement is a transaction that is covered by Sections 712 and 713 of the Company Guide, and accordingly, NTN is seeking stockholder approval of the Merger Share Issuance Proposal to comply with those sections.

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Vote Required

Assuming a quorum is present, the Merger Share Issuance Proposal will be approved by NTN’s stockholders if a majority of the votes cast on this proposal are “FOR” this proposal. Abstentions will count as votes “AGAINST” this proposal. Broker non-votes will not have any effect on the outcome of this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1.

Proposal No. 2: The Reverse Stock Split Proposal

Overview

At the special meeting, NTN’s stockholders will be asked to approve an amendment to the restated certificate of incorporation of NTN effecting a reverse stock split. It is the intention of the NTN board of directors to consider the implementation of the reverse stock split, regardless of whether the Merger is completed. Upon the effectiveness of such amendment (the “split effective time”), the issued and outstanding shares of NTN common stock immediately prior to the split effective time will be reclassified into a smaller number of shares within a range such that a stockholder of NTN will own one new share of NTN common stock for every 2 to 10 (or any number in between) shares of common stock held by that stockholder immediately prior to the split effective time (the “reverse stock split”). If the reverse stock split is implemented in connection with the Merger, the ratio will be mutually agreed upon by NTN and Brooklyn prior to the split effective time, and if not implemented in connection with the Merger, will be determined by the NTN board of directors.

If this proposal is approved and the other Merger Related Proposals are approved, the reverse stock split, if effected, will be effected immediately prior to the effective time of the Merger. NTN may effect only one reverse stock split in connection with this proposal. The decision to effect the reverse stock split and the ratio thereof will be based on a number of factors, including market conditions, existing and expected trading prices for NTN’s common stock and the listing requirements of the NYSE American.

As more fully described below, the reverse stock split, if effected, will reduce the number of shares of NTN common stock outstanding but will not change the number of authorized shares of NTN common stock or preferred stock or the par value of NTN common stock or preferred stock.

The form of the amendment to the restated certificate of incorporation of NTN to effect the reverse stock split is set forth in Annex B-1 to this proxy statement/prospectus/consent solicitation statement.

Purpose

NTN’s board of directors approved this proposal because it believed that:

●	effecting the reverse stock split may be an effective means of avoiding a delisting of NTN’s common stock from the NYSE American in the future;

●	effecting the reverse stock split is necessary to maintain the listing of the combined company’s post-merger common stock on a national securities exchange given the minimum share price requirement of the NYSE American and other national securities exchanges for initial listings, and to help avoid a delisting of NTN common stock in the future;

●	depending on the number of shares of NTN common stock NTN is required to issue in the Merger, effecting the reverse stock split may result in NTN having a sufficient number of authorized shares of common stock to issue in the Merger regardless of the outcome of the stockholder vote on the Increase in Authorized Shares Proposal;

●	the potential increased share price resulting from the reverse stock split could broaden the pool of potential investors into the combined company by meeting the requirements of certain institutional investors who have internal policies prohibiting them from purchasing stocks below a certain minimum share price, and by meeting the requirements of certain financial advisors who have policies to discourage their clients from investing into such stocks;

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●	the potential increased share price resulting from the reverse stock split could allow inclusion of the combined company’s common stock in certain biotech indices, and thereby allow investment in the combined company by certain index funds; and

●	an increased share price may help generate investor interest in the combined company, may increase trading volume in the stock, and may help the combined company attract and retain employees.

NYSE American Listing Requirements

NTN’s common stock is listed on the NYSE American under the symbol “NTN”. A company listed on the NYSE American that engages in a reverse merger will be eligible for continued listing only if the post-transaction entity meets the standards for initial listing of the NYSE American. NTN will file an initial listing application with the NYSE American for the combined company to continue the listing of its common stock on the NYSE American market upon the closing of the Merger.

Under the Company Guide, the NYSE American will refuse to list additional securities of a listed issuer in connection with a reverse merger unless the post-transaction entity meets the standards for initial listing and the listed issuer obtains shareholder approval of the issuance of such securities as required by Section 713(b) of the Company Guide. Such initial listing standards require, among other things, that the post-transaction entity have upon the closing of the reverse merger either (1) a $3.00 per share minimum market price or (2) a $2.00 per share minimum price and a $50 million market capitalization. Therefore, the reverse stock split may be necessary to increase the market price of the NTN Common Stock in order to consummate the Merger.

Increase in Authorized Shares of Common Stock

The reverse stock split, if effected, will not change the number of authorized shares of NTN common stock. Accordingly, one effect of the reverse stock split will be to increase the proportion of authorized shares of common stock which are unissued relative to those which are issued. This could result in the combined company being able to issue more shares without further stockholder approval, except to the extent required by NYSE American rules. See “—Principal Effects of the Reverse Stock Split,” below.

NTN currently has no plans to issue shares, other than in connection with the Merger and from time to time upon the exercise or settlement of outstanding stock options and restricted stock units issued under its equity incentive plans.

Potential Increased Investor Interest

On February 5, 2021, NTN’s common stock closed at $4.32 per share. An investment in NTN common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the NTN board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per-share price of NTN common stock.

NTN cannot predict whether the reverse stock split will increase the market price for NTN common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

●	the market price per share of NTN common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of NTN common stock outstanding before the reverse stock split;

●	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

●	the reverse stock split will result in increased trading volume in NTN common stock;

●	the reverse stock split will result in a per share price that will increase the ability of NTN to attract and retain employees; or

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●	the reverse stock split will result in the market price per share of NTN common stock either exceeding or remaining in excess of the initial listing requirements of the NYSE American; or

●	NTN will otherwise meet the requirements of the NYSE American or any other national securities exchange.

The market price of NTN common stock will also be based on the performance of NTN’s business and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of NTN common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of NTN may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of NTN common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be effected simultaneously for all outstanding shares of NTN common stock. The reverse stock split will affect all of NTN’s stockholders uniformly and will not affect any stockholder’s percentage interest in NTN, except to the extent that the reverse stock split results in any of NTN’s stockholders owning a fractional share. Shares of NTN common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split does not affect the total proportionate ownership of NTN following the Merger.

As an example, the following table illustrates the effects of a 1-for-2, 1-for-5 and 1-for-10 reverse stock split (without giving effect to the treatment of fractional shares in the Reverse Stock Split, the issuance of shares of NTN common stock in the Merger, or the potential increase in the number of authorized shares pursuant to the Increase in Authorized Shares Proposal):

	Shares Issued and Outstanding	Shares Reserved for Issuance(1)	Shares Unreserved for Issuance(1)	Total Authorized
As of Jan. 29, 2021	2,976,096	375,698	11,648,206	15,000,000
1-for-2 Reverse Stock Split	1,488,048	187,849	13,324,103	15,000,000
1-for-5 Reverse Stock Split	595,219	75,140	14,329,641	15,000,000
1-for-10 Reverse Stock Split	297,610	37,570	14,664,820	15,000,000

(1) Includes shares reserved for issuance upon exercise or settlement of outstanding equity awards issued under NTN’s equity plans, shares reserved for issuance under NTN’s equity plans that are not subject to outstanding equity awards, and shares reserved for issuance upon conversion of outstanding shares of NTN’s Series A Convertible Preferred Stock. Does not include any shares that would be reserved for issuance under the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan, if the Stock Plan Proposal is approved.

As an additional example, the following table illustrates the effects of a 1-for-2, 1-for-5 and 1-for-10 reverse stock split after giving effect to the increase in the authorized shares of NTN common stock to 100,000,000 pursuant to the Increase in Authorized Shares Proposal (without giving effect to the treatment of fractional shares in the Reverse Stock Split or the issuance of shares of NTN common stock in the Merger):

	Shares Issued and Outstanding	Shares Reserved for Issuance(1)	Shares Unreserved for Issuance(1)	Total Authorized
As of Jan. 29, 2021	2,976,096	375,698	96,648,206	100,000,000
1-for-2 Reverse Stock Split	1,488,048	187,849	98,324,103	100,000,000
1-for-5 Reverse Stock Split	595,219	75,140	99,329,641	100,000,000
1-for-10 Reverse Stock Split	297,610	37,570	99,664,820	100,000,000

(1) Includes shares reserved for issuance upon exercise or settlement of outstanding equity awards issued under NTN’s equity plans, shares reserved for issuance under NTN’s equity plans that are not subject to outstanding equity awards, and shares reserved for issuance upon conversion of outstanding shares of NTN’s Series A Convertible Preferred Stock. Does not include any shares that would be reserved for issuance under the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan, if the Stock Plan Proposal is approved.

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In addition, if the reverse stock split is implemented, it will increase the number of NTN stockholders who own “odd lots” of fewer than 100 shares of common stock. Brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, the reverse stock split may not achieve the desired results of increasing marketability and liquidity of NTN common stock described above.

After the effective date of the reverse stock split, NTN common stock would have a new committee on uniform securities identification procedures, or CUSIP number, a number used to identify NTN common stock.

NTN common stock is currently registered under Section 12(b) of the Exchange Act, and NTN is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of NTN common stock under the Exchange Act and NTN will continue to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates

If NTN’s stockholders approve the amendment to the certificate of incorporation of NTN effecting the reverse stock split, and if the NTN board of directors still believes that a reverse stock split is in the best interests of NTN and its stockholders, NTN will file the amendment to the certificate of incorporation with the Secretary of State of the State of Delaware at such time as the NTN board of directors has determined to be the appropriate split effective time. The NTN board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, NTN’s stockholders will be notified that the reverse stock split has been effected. NTN expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures set forth in a letter of transmittal to be sent by or on behalf of NTN. If the Merger is completed, the certificates representing the post-split shares will also reflect the change of the NTN corporate name to “Brooklyn Immunotherapeutics, Inc.” No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Stockholders who hold book entry shares will not need to take any action with regard to the reverse stock split, if effected, and their shares will automatically be converted to reflect the reverse stock split.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares (if applicable), to a cash payment in lieu thereof of a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NYSE American on the date immediately following the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where NTN is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the reverse stock split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by NTN or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

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Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the NTN board of directors or contemplating a tender offer or other transaction for the combination of NTN with another company (other than the Merger), the reverse stock split proposal is not being proposed in response to any effort of which NTN is aware to accumulate shares of NTN common stock or obtain control of NTN, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the NTN board of directors and stockholders. Other than the proposals being submitted to NTN’s stockholders for their consideration at the special meeting, NTN does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of NTN. For more information, please see the sections entitled “Risk Factors—Risks Related to the Market for NTN Common Stock—Our charter contains provisions that may hinder or prevent a change of control of our company, which could result in our inability to approve a change in control and potentially receive a premium over the current market value of your stock” and “Description of NTN Capital Stock—Anti-Takeover Provisions,” elsewhere in this proxy statement/prospectus/consent solicitation statement.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the reverse stock split to NTN U.S. Holders (as defined below) but does not purport to be a complete analysis of all other potential income tax consequences that may be relevant to NTN U.S. Holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect an NTN U.S. Holder. NTN has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the reverse stock split.

For purposes of this discussion, a U.S. Holder is a beneficial owner of NTN common stock that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

This discussion is limited to NTN U.S. Holders that hold NTN common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to an NTN U.S. Holder’s circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to NTN U.S. Holders subject to the special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	U.S. Holders whose functional currency is not the U.S. Dollar;

●	persons holding NTN securities as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

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●	real estate investment trusts or regulated investment companies;

●	brokers, dealers or traders in securities;

●	“controlled foreign corporations”, “passive foreign investment companies”, and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	persons for whom Brooklyn securities constitute “qualified small business stock” within the meaning of Section 1202 of the Code;

●	tax-exempt organizations or governmental organizations;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to NTN common stock being taken into account in an “applicable financial statement” (as defined in the Code);

●	persons deemed to sell NTN securities under the constructive sale provisions of the Code;

●	persons who hold or received NTN securities pursuant to the exercise of any employee stock options or otherwise as compensation; and

●	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds NTN common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding NTN common stock and the partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes that is a tax-free reorganization within the meaning of Section 368(a)(1)(E) of the Code. As a result, an NTN U.S. Holder should generally not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of NTN common stock, as discussed below. An NTN U.S. Holder’s aggregate tax basis in the shares of the NTN common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the NTN common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of NTN common stock) and such NTN U.S. Holder’s holding period in the shares of NTN common stock received should include the holding period in the shares of the NTN common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of NTN common stock surrendered to the shares of NTN common stock received pursuant to the reverse stock split. Holders of shares of NTN common stock acquired on different dates and at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

An NTN U.S. Holder who receives cash instead of a fractional share of post-split common stock should be treated as having received the fractional share pursuant to the reverse stock split and then as having exchanged the fractional share for cash in a redemption. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend as discussed below. Gain or loss generally will be recognized based on the difference between the amount of cash received and the portion of the NTN U.S. Holder’s adjusted tax basis of the pre-split shares of common stock allocable to such fractional share. Such gain or loss generally will be long-term capital gain or loss if the NTN U.S. Holder’s holding period for such pre-split shares of common stock is more than one year as of the effective date of the reverse stock split, and otherwise will be short-term capital gain or loss.

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The receipt of cash is “not essentially equivalent to a dividend” if the reduction in an NTN U.S. Holder’s proportionate interest in NTN resulting from the reverse stock split (taking into account for this purpose shares of NTN common stock which such NTN U.S. stockholder is considered to own under certain attribution rules) is considered a “meaningful reduction” given such NTN U.S. Holder’s particular facts and circumstances. The IRS has ruled that a small reduction by a minority stockholder whose relative stock interest is minimal and who exercises no control over the affairs of a corporation can satisfy this test. If the receipt of cash in lieu of a fractional share is not treated as capital gain or loss under the test just described, it will be treated first as ordinary dividend income to the extent of an NTN U.S. Holder’s ratable share of NTN’s current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the portion of the NTN U.S. Holder’s adjusted tax basis of the pre-split shares of common stock that is allocable to such fractional share, and any remaining amount will be treated as capital gain. NTN U.S. Holders should consult their own tax advisors as to application of the foregoing rules where they receive cash in lieu of a fractional share in the reverse stock split.

Information Reporting and Backup Withholding

An NTN U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of NTN common stock in the reverse stock split. Certain NTN U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. An NTN U.S. Holder will be subject to backup withholding if such holder is not exempt and:

●	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

●	the holder furnishes an incorrect taxpayer identification number;

●	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

●	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against an NTN U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. NTN U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Vote Required

The Reverse Stock Split Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions will have the same effect as voting against this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2.

Proposal No. 3: The Increase in Authorized Shares Proposal

Overview

As of the date of this proxy statement/prospectus/consent solicitation statement, NTN is authorized to issue 15,000,000 shares of common stock. As of January 29, 2021, there were 2,976,096 shares issued and outstanding and 375,698 shares reserved for issuance, leaving 11,648,206 shares not issued or not reserved for issuance.

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If the Reverse Stock Split is effected, NTN may have a sufficient number of authorized shares to issue the shares of common stock it will be required to issue in connection with the Merger. However, after the issuance of such shares in connection with the Merger, the number of authorized shares of common stock that would be unissued and not reserved for issuance may not be an adequate number of shares to assure that there will be sufficient shares available for issuance in connection with possible future acquisitions, equity and equity−based financings, possible future awards under employee benefit plans, and other corporate purposes. Accordingly, on September 30, 2020, the NTN board of directors approved an amendment, subject to stockholder approval, to its restated certificate of incorporation to increase the authorized common stock from 15,000,000 shares to 100,000,000 shares.

The increase in authorized shares of common stock will provide the board of directors of the combined company with the flexibility to act with respect to the issuance of common stock or securities exercisable for, or convertible into, common stock in circumstances which it believes will advance the interests of the combined company and its stockholders without the delay of seeking an amendment to the restated certificate of incorporation in the future.

The form of the amendment to the restated certificate of incorporation of NTN to effect the increase in authorized common stock is set forth in Annex B-2 to this proxy statement/prospectus/consent solicitation statement.

Vote Required

The Increase in Authorized Shares Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3.

Proposal No. 4: The Series A Voting Rights Proposal

Overview

At the special meeting, NTN’s stockholders will be asked to approve the amendment to the restated certificate of incorporation of NTN to grant voting rights to the holders of NTN’s outstanding shares of Series A Convertible Preferred Stock. Under such amendment, each holder of the Series A Convertible Preferred Stock would be entitled to vote, on an as-converted to common stock basis, on all matters submitted to a vote of the holders of common stock, voting together as one class with the holders of common stock and any other class or series of preferred stock so voting as one class. If such amendment is effected, the holders of the outstanding shares of NTN’s Series A Convertible Preferred Stock will have voting rights with respect to such shares, which is intended to be a recapitalization governed by Section 368(a)(1)(E) of the Code. The primary reason for the amendment is to ensure that the Merger will qualify as a transaction described in Section 351(a) of the Code.

Under Section 351(a) of the Code (“Section 351(a)”), following the Merger, Brooklyn’s members would be required to own at least 80% of the total combined voting power of all classes of stock of NTN that are entitled to vote, and at least 80% of the total number of shares of each non-voting class of stock in NTN in order for the transaction to qualify. While the Merger would result in Brooklyn’s members owning well over 80% of the common stock of NTN, which is currently the only voting stock of NTN, they would not own any shares of NTN’s Series A Convertible Preferred Stock (a class of non-voting stock), and thus the Merger would not qualify for nonrecognition of gain under Section 351(a). If the Series A Voting Rights Proposal is approved by NTN’s stockholders, under Section 351(a), Brooklyn’s members would own more than 80% of the total combined voting power of all classes of NTN’s stock, there would be no outstanding classes of stock of NTN that are non-voting, and the Merger would, therefore, qualify for deferral of gain under Section 351(a).

The form of the amendment to the restated certificate of incorporation of NTN to grant voting rights to the holders of NTN’s outstanding shares of Series A Convertible Preferred Stock is set forth in Annex B-3 to this proxy statement/prospectus/consent solicitation statement.

Vote Required

The Series A Voting Rights Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4.

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Proposal No. 5: The Name Change Proposal

Overview

At the special meeting, NTN’s stockholders will be asked to approve the amendment to the restated certificate of incorporation of NTN to affect the NTN Name Change. The primary reason for the corporate name change is that it will allow for brand recognition of Brooklyn’s products and programs following the consummation of the Merger and because NTN’s current name will no longer accurately reflect the business of NTN subsequent to the consummation of the Merger.

The form of the amendment to the restated certificate of incorporation of NTN to effect the name change is set forth in Annex B-4 to this proxy statement/prospectus/consent solicitation statement.

Vote Required

The Name Change Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5.

Proposal No. 6: The Asset Sale Proposal

Overview

At the special meeting, NTN’s stockholders will be asked to approve the Asset Sale pursuant to the Asset Purchase Agreement.

The terms of, reasons for and other aspects of the Asset Purchase Agreement and the Asset Sale are described in detail in the other sections in this proxy statement/prospectus/consent solicitation statement.

Delaware Law

Under Section 271 of the DGCL, the Asset Sale, to the extent it constitutes the sale, lease or exchange of all or substantially all of NTN’s property and assets, must be authorized by a resolution adopted by holders of a majority of the outstanding stock of NTN entitled to vote thereon.

Notwithstanding authorization to a proposed sale, lease or exchange of a corporation’s property and assets by the stockholders, the board of directors of a Delaware corporation may abandon such proposed sale, lease or exchange without further action by the stockholders, subject to the rights, if any, of third parties under any contract relating thereto.

Required Vote

The Asset Sale Proposal will be approved by NTN’s stockholders if a majority of the outstanding shares of NTN common stock entitled to vote on this proposal vote “FOR” this proposal. Abstentions and “broker non-votes” will have the same effect as voting against this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6.

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Proposal No. 7: The Stock Plan Proposal

In this section, references to the “Company,” “our”, “us” and “we” refer to the company following the completion of the Merger.

At the special meeting, NTN’s stockholders will be asked to approve the Brooklyn ImmunoTherapeutics, Inc. 2020 Stock Incentive Plan (the “2020 Plan”). The general purpose of the 2020 Plan is to provide a means whereby eligible employees, officers, employee and non-employee directors, consultants and prospective employees of the Company may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to devote their best efforts to us, thereby advancing our interests and the interests of stockholders.

The NTN board of directors believes that the granting of stock options, restricted stock, restricted stock units, performance awards, unrestricted stock awards and similar kinds of equity-based compensation promotes continuity of management and increases incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out its long range plans and securing growth and financial success.

Description of the 2020 Stock Incentive Plan

The following description of the principal terms of the 2020 Plan is a summary and is qualified in its entirety by the full text of the 2020 Plan, which is attached as Annex E hereto.

Administration. In general, the 2020 Plan will be administered by the Compensation Committee of the NTN board of directors. The Compensation Committee will determine the persons to whom awards issuable under the 2020 Plan may be granted. The Compensation Committee may also establish rules and regulations for the administration of the 2020 Plan and amendments or modifications of outstanding awards. The Compensation Committee may delegate authority to officers and/or employees to grant awards and execute award agreements, subject to applicable law and the 2020 Plan. No awards may be made under the 2020 Plan on or after the date the 2020 Plan is approved by NTN’s stockholders (the “expiration date”), but the 2020 Plan will continue thereafter while previously granted awards remain outstanding.

Eligibility. Persons eligible to receive awards under the 2020 Plan are those employees, officers, directors, consultants, independent contractors and prospective employees of the Company and our subsidiaries who, in the opinion of the Compensation Committee, are in a position to contribute to our success, or any person who is determined by the Compensation Committee to be a prospective employee, officer, director, consultant, advisor or other individual service provider of the Company, any entity whose financials statements are required to be consolidated with the Company and any other entity that the Compensation Committee determines to be an affiliate of the Company. As of September 30, 2020, Brooklyn had 10 full-time employees, including two executive officers. As awards under the 2020 Plan are within the discretion of the Compensation Committee, the Company cannot determine how many individuals in each of the categories described above will receive awards.

Shares Subject to the 2020 Plan. The aggregate number of shares of common stock available for issuance in connection with awards granted under the 2020 Plan is 7.5% of the to-be-outstanding shares of NTN common stock outstanding immediately after the effective time of the Merger (3,929,464 shares if 52,392,855 shares are outstanding at the effective time of the Merger, and without giving effect to the Reverse Stock Split, if effected).

“Incentive stock options”, or ISOs, that are intended to meet the requirements of Section 422 of the Code may be granted under the 2020 Plan with respect to all of the shares of common stock authorized for issuance under the 2020 Plan.

If any option or stock appreciation right (“SAR”) granted under the 2020 Plan is terminated without having been exercised in full or if any award is forfeited, the number of shares of common stock as to which such option, SAR or award was terminated or forfeited will be available for future grants under the 2020 Plan. Awards settled in cash will not count against the number of shares available for issuance under the 2020 Plan; however, if any award is cancelled forfeited or terminated in order to pay the exercise price of a stock option, purchase price or any taxes or tax withholdings on an award, such shares will not be available for future awards under the 2020 Plan.

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The number of shares authorized for issuance under the 2020 Plan and the foregoing share limitations are subject to customary adjustments for stock splits, stock dividends or similar transactions effected after the effective time of the Merger.

Terms and Conditions of Options. Options granted under the 2020 Plan may be either ISOs or “nonstatutory stock options” that do not meet the requirements of Section 422 of the Code. The Compensation Committee will determine the exercise price of options granted under the 2020 Plan. The exercise price of stock options may not be less than the fair market value per share of our common stock on the date of grant (or 110% of fair market value in the case of ISOs granted to a ten-percent stockholder).

If on the date of grant the common stock is listed on a stock exchange or is quoted on an automated quotation system, the fair market value will generally be the closing sale price on the last trading day before the date of grant. If no such prices are available, the fair market value will be determined in good faith by the Compensation Committee based on the reasonable application of a reasonable valuation method. On February 5, 2021, the closing sale price of a share of NTN common stock on the NYSE American was $4.32.

No option may be exercisable for more than ten years (five years in the case of an ISO granted to a ten-percent stockholder) from the date of grant. Options granted under the 2020 Plan will be exercisable at such time or times as the Compensation Committee prescribes at the time of grant. No employee may receive ISOs that first become exercisable in any calendar year in an amount exceeding $100,000.

Generally, the option price may be paid (a) in cash or by certified check, bank draft or money order, (b) through delivery of shares of our common stock having a fair market value equal to the purchase price, or (c) any other methods of payment that the Committee permits in its sole and absolute discretion including a cashless exercise program.

Stock Appreciation Rights. The Compensation Committee may grant SARs under the 2020 Plan. The Compensation Committee will determine the other terms applicable to SARs. The exercise price per share of a SAR will not be less than 100% of the fair market value of a share of our common stock on the date of grant, as determined by the Compensation Committee. The maximum term of any SAR granted under the 2020 Plan is ten years from the date of grant. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

●	the excess of the fair market value on the exercise date of one share of our common stock over the exercise price, multiplied by

●	the number of shares of common stock covered by the SAR.

Payment may be made in shares of our common stock, in cash, or partly in common stock and partly in cash, all as determined by the Compensation Committee.

Restricted Stock and Restricted Stock Units. The Compensation Committee may award restricted common stock and/or restricted stock units under the 2020 Plan. Restricted stock awards consist of shares of stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock units confer the right to receive shares of our common stock, cash, or a combination of shares and cash, at a future date upon or following the attainment of certain conditions specified by the Compensation Committee. The restrictions and conditions applicable to each award of restricted stock or restricted stock units may include performance-based conditions. Dividends with respect to restricted stock may be paid to the holder of the shares as and when dividends are paid to stockholders or at the time that the restricted stock vests, as determined by the Compensation Committee. Dividend equivalent amounts may be paid with respect to restricted stock units either when cash dividends are paid to stockholders or when the units vest. Unless the Compensation Committee determines otherwise, holders of restricted stock will have the right to vote the shares.

Performance Shares and Performance Units. The Compensation Committee may award performance shares and/or performance units under the 2020 Plan. Performance shares and performance units are awards, denominated in either shares or U.S. dollars, which are earned during a specified performance period subject to the attainment of performance criteria, as established by the Compensation Committee. The Compensation Committee will determine the restrictions and conditions applicable to each award of performance shares and performance units.

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Other Stock-Based and Cash-Based Awards. The Compensation Committee may award other types of equity-based or cash-based awards under the 2020 Plan, including the grant or offer for sale of shares of our common stock that do not have vesting requirements and the right to receive one or more cash payments subject to satisfaction of such conditions as the Compensation Committee may impose.

Transferability of an Award. No Award option may be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime an option may be exercised only by the recipient. However, the Compensation Committee may permit the holder of an option, restricted stock or other award to transfer the option, restricted stock or other award to immediate family members.

Effect of Change in Control. The Compensation Committee may, at the time of the grant of an award provide for the effect of a change in control (as defined in the 2020 Plan) on any award, including (i) making some or all of the awards immediately exercisable or vested, (ii) terminating awards provided that the participant has the right immediately before the corporate transaction to exercise any vested award, eliminating or modifying the performance or other conditions of an award, or (iii) terminating all awards and providing for the cash settlement of an award for an equivalent cash value equal to the change in control price of any vested award (net of any exercise price).

Amendment, Termination. Our board of directors may at any time amend the 2020 Plan for the purpose of satisfying the requirements of the Code, or other applicable law or regulation or for any other legal purpose, provided that, without the consent of our stockholders, our board of directors may not (a) increase the number of shares of common stock available under the 2020 Plan, (b) change the group of individuals eligible to receive awards, or (c) extend the term of the 2020 Plan.

Other Information

A “new plan benefits” table, as described in the SEC’s proxy rules, is not provided because the grant of options and other awards under the 2020 Plan is discretionary, and we cannot determine now the specific number or type of options or awards to be granted in the future to any particular person or group.

U.S. Federal Income Tax Consequences

Following is a summary of the U.S. federal income tax consequences of option and other grants under the 2020 Plan. Optionees and recipients of other rights and awards granted under the 2020 Plan are advised to consult their personal tax advisors before exercising an option or SAR or disposing of any stock received pursuant to the exercise of an option or SAR or following the vesting and payment of any award. In addition, the following summary is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change and does not address state, local, foreign or other tax laws.

Treatment of Options. The Code treats ISOs and nonstatutory stock options differently. However, as to both types of options, no income will be recognized to the optionee at the time of the grant of the options under the 2020 Plan, nor will we be entitled to a tax deduction at that time.

Generally, upon exercise of a nonstatutory stock option (including an option intended to be an incentive stock option but which has not continued to so qualify at the time of exercise), an optionee will recognize ordinary income tax on the excess of the fair market value of the stock on the exercise date over the option price. We will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee in the fiscal year which includes the end of the optionee’s taxable year. We will be required to satisfy applicable withholding requirements in order to be entitled to a tax deduction. In general, if an optionee, in exercising a nonstatutory stock option, tenders shares of our common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of an incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the incentive stock option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the incentive stock option.

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For ISOs, there is no taxable income to an optionee at the time of exercise. However, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taken into account in determining whether the “alternative minimum tax” will apply for the year of exercise. If the shares acquired upon exercise are held until at least two years from the date of grant and more than one year from the date of exercise, any gain or loss upon the sale of such shares, if held as capital assets, will be long-term capital gain or loss (measured by the difference between the sales price of the stock and the exercise price). Under current federal income tax law, a long-term capital gain will be taxed at a rate which is less than the maximum rate of tax on ordinary income. If the two-year and one year holding period requirements are not met (a “disqualifying disposition”), an optionee will recognize ordinary income in the year of disposition in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition minus the exercise price. The remainder of the gain will be treated as long-term capital gain, depending upon whether the stock has been held for more than a year. If an optionee makes a disqualifying disposition, our Company will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee.

In general, if an optionee, in exercising an ISO, tenders shares of common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of another ISO and the tender is within two years from the date of grant or one year after the date of exercise of the other option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the other option.

As noted above, the exercise of an ISO could subject an optionee to the alternative minimum tax. The application of the alternative minimum tax to any particular optionee depends upon the particular facts and circumstances which exist with respect to the optionee in the year of exercise. However, as a general rule, the amount by which the fair market value of the common stock on the date of exercise of an option exceeds the exercise price of the option will constitute an item of “adjustment” for purposes of determining the alternative minimum taxable income on which the alternative tax may be imposed. As such, this item will enter into the tax base on which the alternative minimum tax is computed, and may therefore cause the alternative minimum tax to become applicable in any given year.

Treatment of Stock Appreciation Rights. Generally, the recipient of a SAR will not recognize any income upon grant of the SAR, nor will we be entitled to a deduction at that time. Upon exercise of a SAR, the holder will recognize ordinary income, and we generally will be entitled to a corresponding deduction, equal to the excess of fair market value of our common stock at that time over the exercise price.

Treatment of Stock Awards. Generally, absent an election to be taxed currently under Section 83(b) of the Code (a “Section 83(b) Election”), there will be no federal income tax consequences to either the recipient or us upon the grant of a restricted stock award or award of performance shares. At the expiration of the restriction period and the satisfaction of any other restrictions applicable to the restricted shares, the recipient will recognize ordinary income and we generally will be entitled to a corresponding deduction equal to the fair market value of the common stock at that time. If a Section 83(b) Election is made within 30 days after the date the restricted stock award is granted, the recipient will recognize an amount of ordinary income at the time of the receipt of the restricted shares, and we generally will be entitled to a corresponding deduction, equal to the fair market value (determined without regard to applicable restrictions) of the shares at such time, less any amount paid by the recipient for the shares. If a Section 83(b) Election is made, no additional income will be recognized by the recipient upon the lapse of restrictions on the shares (and prior to the sale of such shares), but, if the shares are subsequently forfeited, the recipient may not deduct the income that was recognized pursuant to the Section 83(b) Election at the time of the receipt of the shares.

The recipient of an unrestricted stock award will recognize ordinary income, and we generally will be entitled to a corresponding deduction, equal to the fair market value of our common stock that is the subject of the award when the award is made.

The recipient of a restricted stock unit generally will recognize ordinary income as and when the units vest and are settled. The amount of the income will be equal to the fair market value of the shares of our common stock issued at that time, and we will be entitled to a corresponding deduction. The recipient of a restricted stock unit will not be permitted to make a Section 83(b) Election with respect to such award.

The federal income tax consequences of performance share awards, performance unit awards, other cash-based awards and other stock-based awards will depend on the terms and conditions of those awards but, in general, participants will be required to recognize ordinary income in an amount equal to the cash and the fair market value of any fully vested shares of common stock paid, determined at the time of such payment, in connection with such awards.

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Section 409A. If an award is subject to Section 409A of the Code, but does not comply with the requirements of Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Participants are urged to consult with their own tax advisors regarding the applicability of Section 409A of the Code to their awards.

Treatment of Incentive Bonus Awards and Other Stock or Cash Based Awards. Generally, the recipient of an incentive bonus or other stock or cash based award will not recognize any income upon grant of the award, nor will we be entitled to a deduction at that time. Upon payment with respect to such an award, the recipient will recognize ordinary income, and we generally will be entitled to a corresponding deduction, equal to the amount of cash paid and/or the fair market value of our common stock issued at that time.

Potential Limitation on Company Deductions. Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid in a taxable year by a publicly held corporation to its chief executive officer and certain other “covered employees”. Our board of directors and the Compensation Committee intend to consider the potential impact of Section 162(m) on grants made under the 2020 Plan, but reserve the right to approve grants of options and other awards for an executive officer that exceed the deduction limit of Section 162(m).

Tax Withholding. As and when appropriate, we shall have the right to require each optionee purchasing shares of common stock and each grantee receiving an award of shares of common stock under the 2020 Plan to pay any federal, state or local taxes required by law to be withheld.

Vote Required

Assuming a quorum is present, the Stock Plan Proposal will be approved by NTN’s stockholders if a majority of the votes cast on this proposal are “FOR” this proposal. Abstentions will count as votes “AGAINST” this proposal. Broker non-votes will not have any effect on the outcome of this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7.

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Proposal No. 8: Advisory Vote on Transaction Related Executive Compensation Proposal

Overview

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that NTN seek a nonbinding advisory vote from its stockholders to approve the compensation that will be paid or may become payable to NTN’s named executive officers in connection with the Merger and/or Asset Sale. For further information, see the section entitled “The Merger—Interests of the NTN’s Directors and Executive Officers in the Merger— Quantification of Payments and Benefits to NTN’s Named Executive Officers” beginning on page 118 and “The Asset Sale—Interests of the NTN’s Directors and Executive Officers in the Asset Sale — Quantification of Payments and Benefits to NTN’s Named Executive Officers” beginning on page 142. As required by these provisions, NTN is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that will be paid or may become payable to NTN’s named executive officers in connection with the Merger and/or the Asset Sale, as disclosed in the tables in the sections “The Merger—Interests of the NTN’s Directors and Executive Officers in the Merger— Quantification of Payments and Benefits to NTN’s Named Executive Officers” and “The Asset Sale—Interests of the NTN’s Directors and Executive Officers in the Asset Sale — Quantification of Payments and Benefits to NTN’s Named Executive Officers” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED.”

As this vote is advisory, it will not be binding upon the NTN board of directors or its compensation committee and neither the board nor its compensation committee will be required to take any action as a result of the outcome of this proposal. Approval of this proposal is not a condition to completion of the Merger or the Asset Sale. The vote with respect to this proposal is an advisory vote and will not be binding on NTN or Brooklyn. Therefore, regardless of whether NTN stockholders approve this proposal, if the Merger and/or the Asset Sale is completed, the compensation related to such transaction will be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Vote Required

Assuming a quorum is present, this proposal will be approved, on a nonbinding, advisory basis by NTN’s stockholders if a majority of the votes cast affirmatively or negatively on this proposal are “FOR” this proposal. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8.

Proposal No. 9: The Adjournment Proposal

Overview

If NTN fails to receive a sufficient number of votes to approve the Merger Share Issuance Proposal, the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, the Series A Voting Rights Proposal, or the Asset Sale Proposal, NTN may propose to adjourn the special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve such proposals. NTN does not currently intend to approve adjournment at the special meeting if there are sufficient votes to approve the Merger Share Issuance Proposal, the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, the Series A Voting Rights Proposal, and the Asset Sale Proposal.

Vote Required

Assuming a quorum is present, this proposal will be approved by NTN’s stockholders if a majority of the votes cast affirmatively or negatively on this proposal are “FOR” this proposal. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

THE NTN BOARD OF DIRECTORS RECOMMENDS THAT NTN’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 9.

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BROOKLYN BUSINESS

All references in this section to “Brooklyn”, the “Company”, “we”, “us”, or “our” mean Brooklyn ImmunoTherapeutics LLC, unless we state otherwise, or the context otherwise indicates.

Overview

Brooklyn is a clinical-stage biopharmaceutical company focused on exploring the role that cytokine-based therapy can have on the immune system in treating patients with cancer. Brooklyn is committed to developing IRX-2, a novel cytokine-based therapy, to treat patients with cancer. IRX-2 active constituents, namely Interleukin-2, or IL-2, and other key cytokines, are postulated to signal, enhance and restore immune function suppressed by the tumor, thus enabling the immune system to attack cancer cells, unlike existing cancer therapies, which rely on targeting the cancer directly.

Brooklyn has also recently entered into option agreements with Novellus to potentially license on an exclusive basis certain IP and mRNA cell reprogramming and gene-editing technology for use in the development of certain cell-based therapies to be evaluated and developed for treating human diseases, including certain types of cancers, sickle cell disease, and beta thalassemia. For more information, see “Option agreements with Novellus” on page 176.

The development of our product candidates could be disrupted and materially adversely affected by the recent outbreak of COVID-19. As a result of measures imposed by the governments in affected regions, businesses and schools have been suspended due to quarantines intended to contain this outbreak. The spread of SARS CoV-2 from China to other countries has resulted in the Director General of the World Health Organization declaring COVID-19 a pandemic on March 11, 2020. We are still assessing our business plans and the impact COVID-19 may have on our ability to conduct our clinical trials, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally. The extent to which the COVID-19 pandemic and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic.

The patients in our clinical trials have conditions that make them especially vulnerable to COVID-19, and as a result we have seen slowdowns in enrollment in our clinical trials. While our Phase 2b clinical study in patients with squamous cell carcenoma of the oral cavity, known as the Inspire study, is fully populated, our other clinical studies are likely to see delay as a result of the pandemic. Further, with respect to our Inspire study, we anticipate that the COVID-19 pandemic will slow our ability to close out trial sites and report the data from this trial.

IRX-2 is a therapy based on Interleukin-2, or IL-2, a type of cytokine signaling molecule in the immune system. While many of the mechanisms of action of COVID-19 are still unknown, there is evidence that for some patients, severe COVID-19 patients may result in “cytokine storm syndrome”, in which the body releases cytokines into the body too quickly, creating symptoms such as high fever, inflammation, severe fatigue and nausea, and can lead to severe or life-threatening symptoms.

On June 10, 2020, a letter was published in the Journal of Medical Virology submitted by Wen Luo, Jia-Wen Zhang, Wei Zhang, Yuan-Long Lin and Qi Wang, supported by grants from the State Key Laboratory of Veterinary Technology, Harbin Veterinary Research Institute. The letter stated that, based on a review of 25 patients admitted to ICU with a confirmed infection of COVID-19, cytokine storm of a number of interleukins, including IL-2, was absent. The letter therefore suggested that the severity of COVID-19 symptoms is not directly associated with circulating levels of IL-2. However, there can be no assurance that further study will bear this out or that patients treated with IRX-2, who are already at higher risk for COVID-19 due to their underlying diagnosis, will not be adversely affected.

IRX-2 is a primary human cell-derived biological medicinal product containing multiple active cytokine components acting as immunomodulators. It is prepared from the supernatant of pooled allogeneic peripheral blood mononuclear cells (PBMNCs) that have been stimulated using a proprietary process employing a specific population of cells and a specific mitogen.

While IRX-2 is a cytokine mixture, a principal active component is Interleukin 2 (IL-2) a cytokine signaling molecule in the immune system. It is a protein that regulates the activities of white blood cells (leukocytes, often lymphocytes) that are responsible for immunity. IL-2 is part of the body’s natural response to microbial infection, and in discriminating between foreign (“non-self”) and “self”. IL-2 mediates its effects by binding to IL-2 receptors, which are expressed by lymphocytes. The major sources of IL-2 are activated CD4+ T cells and activated CD8+ T cells.

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Unlike existing recombinant IL-2 therapies, IRX-2 is naturally derived from human blood cells. This may potentially promote better tolerance, broader targeting, and natural molecular conformation leading to greater activity, and permit low physiologic dosing rather than high doses needed in existing IL-2 therapies. Our ongoing development program is specifically investigating use of IRX-2 in neoadjuvant (pre-surgical) and adjuvant (post-operative) treatment for advanced head and neck squamous cell cancer (HNSCC). IRX-2 has received both fast track designation and orphan drug designation from the FDA for this indication. Potential use of our product candidate in other cancer indications is also being evaluated in several investigator-sponsored trials. Finally, we are currently modifying our manufacturing process to allow us to develop additional drugs with a variety of cytokine mixtures to expand our product offerings.

Our product candidate, IRX-2, currently remains under development and has not yet been approved for marketing authorization in any jurisdiction. The ongoing development program is investigating use of this product as an immunotherapeutic neoadjuvant (pre-surgical) and adjuvant (post-operative) treatment for advanced HNSCC and other indications.

The HNSCC development program is being conducted under US FDA IND # 11,137 filed on June 30, 2003 and is currently ongoing. Potential use of IRX-2 in other cancer indications is also being conducted by independent clinical researchers as investigator initiated trials.

The HNSCC program received fast track designation, approved November 7, 2003, and US Orphan drug designation, conferred on July 7, 2005, from the FDA. We have not submitted a request for orphan drug designation in the European Union, or EU, though we may seek such designation in the future.

Our findings to date from nonclinical studies of IRX-2 include murine acute toxicology as well as acute and chronic primate studies. These studies detected circulating associated cytokines yet were associated with benign toxicological findings. A further murine study demonstrated PD/PDL-1 synergy when additively administered with IRX-2

Clinical studies in humans involving IRX-2 show immune marker activation in patients treated with IRX-2. In a prior clinical trial, a correlation was shown between marker activation and disease-free survival in head and neck cancer.

Our clinical pipeline of therapeutic studies focused on oncology indications of high unmet medical need includes:

●	Monotherapy studies:

	○	INSPIRE, a Phase 2B study involving 105 patients with HNSCC. Details of this trial can be found on clinicaltrials.gov (NCT02609386).

	○	BR-101 - A study involving 16 patients with neoadjuvant breast cancer performed at the Providence Cancer Institute. Details of this trial can be found at clinicaltrials.gov (NCT02950259).

	○	CIN-201 - An open label single arm Phase 2 trial of the IRX-2 Regimen in women with cervical intraepithelial neoplasia 3 or squamous vulvar intraepithelial neoplasia 3. Details of this trial can be found at clinicaltrials.gov (NCT03267680).

●	Combination studies:

	○	BAS-104 - A basket study involving 100 patients with metastatic bladder, renal, NSCLC (Non-Small Cell Lung Cancer), Melanoma, and Head and Neck Cancer being held at the Moffitt Cancer Center, using IRX-2 in conjunction with Opdivo (Nivolumab), an immunotherapy cancer treatment marketed by Bristol-Myers Squibb. Details of this trial can be found on clinicaltrials.gov (NCT03758781).

	○	HCC-107 - A study involving 28 patients with metastatic hepatocellular carcinoma (HCC) being held at the City of Hope National Medical Center and its affiliate TGen and Baylor and Honor Health using IRX-2 in conjunction with Opdivo. Details of this trial can be found at clinicaltrials.gov (NCT03655002).

	○	GI-106 - A study involving 20 patients with metastatic gastric and gastroesophageal junction cancers (GI) being held at the City of Hope National Medical Center and its affiliate TGen and Baylor and Honor Health using IRX-2 in conjunction with Keytruda (Pembrolizumab), an immunotherapy cancer treatment marketed by Merck. Details of this trial can be found at clinicaltrials.gov (NCT03918499).

	○	MHN-102 - A study involving 24 patients with metastatic head and neck cancer being held at the Moffitt Cancer Center, using IRX-2 in conjunction with Imfinzi (Durvalumab), a cancer treatment marketed by AstraZeneca. Details of this trial can be found at clinicaltrials.gov (NCT03381183).

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In addition, we have recently activated BR-202, a study involving 30 patients with neoadjuvant triple negative breast cancer, will be held at the Providence Cancer Institute using IRX-2 in conjunction with Programmed cell death protein 1 (PD1) and chemotherapy treatments. Details of this trial can be found at clinicaltrials.gov (NCT04373031).

Other than the INSPIRE study, each of the studies described above is an investigator-sponsored study for which we are providing IRX-2 as study drug and financial support to conduct the trial.

Strategy

Our goal is to rapidly advance our IRX-2 platform to become a leader in immunologic therapy for various types of cancer as both a first-line therapy and in combination with other cancer treatments:

●	Advance our product candidate, IRX-2, through clinical development. IRX-2 is a human blood-based IL-2 therapy being studied for multiple types of cancer, including squamous cell cancer of the head and neck. Treatment of patients in the INSPIRE trial has completed, and patients who participated in the trial are currently being monitored for event-free survival with top-line data estimated to be available in the first half of 2022.

●	Advance combination trials with checkpoint inhibitors. After results of the Inspire trial are released, we plan to use these results as a catalyst in addition to six other clinical trials with multiple data read-outs anticipated in 2022 and later.

●	Pursue partnerships to advance our clinical program. We are pursuing partnering opportunities with leading biopharmaceutical companies for the development and commercialization of IRX-2.

●	Opportunistically in-license/acquire complementary programs. We may seek additional products to license or acquire in order to expand our product pipeline. This includes products that may we may seek to develop if we exercise our option to exclusively license certain technology from Novellus.

●	Regulatory Strategy. We believe that our assets will be deemed to be truly unique and represent potential breakthroughs in cancer treatment. We will endeavor to seek breakthrough therapy designation with regulatory agencies for IRX-2 for one or more indications and for any other product we may acquire or in-license which could potentially lead to accelerated clinical development timelines. There can be no assurance that we will receive breakthrough therapy designation for any indications or that breakthrough therapy designation will necessarily lead to a faster approval time.

IRX-2 Technology

IRX-2 is an allogeneic, reproducible, primary, cell-derived biologic with multiple active cytokine components that act on various parts of the immune system, to activate the entire tumor microenvironment. IRX-2 contains multiple human cytokines that promote or enhance an immune response. IRX-2 is administered as a subcutaneous injection around lymph node beds.

IRX-2 is produced under current good manufacturing practices, or cGMP, following stimulation of a specific population of human peripheral blood mononuclear cells (PMBC) using a specified mitogen. These cells consist of lymphocytes (T cells, B cells, NK cells) and monocytes. Cytokine production induced by the employed mitogen mimics that seen after brisk stimulation of human immune cells by an immunogenic pathogen or an infection. PBMCs are obtained from FDA-licensed blood banks meeting all criteria for further human use.

Early immunotherapeutic approaches to cancer tended to oversimplify the immune system, often based on the hope that a single target or receptor might restore cellular immune responses.

Today, we know that the immune system represents a complex interaction of cells. These include the cells that interact to create an immunization, antigen-presenting cells called dendritic cells (DCs), and different types of T cells required for an anticancer immune response. It is now known that defects in these cells exist in cancer and that these must be reversed in order to generate effective cellular immune responses. In addition, tumors induce immune suppression through multiple mechanisms. Thus, next-generation active immunotherapies must also effectively counteract these mechanisms of tumor-induced immune suppression. For these reasons, the multiple cytokines present in IRX-2 may be demonstrated to be particularly effective in reversing the multiple immune deficits in cancer patients.

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Preclinical data from animal and in vitro studies, as well as biologic data from patients in clinical trials, demonstrate that IRX-2 acts in multiple ways to augment the immune response. The following illustration shows how IRX-2 is believed to use its multiple active cytokine components to enhance the immune response:

IRX-2 activates the immune system by stimulating the lymph nodes with cytokines

The stimulation makes the tumor microenvironment active, turning the tumor hot

This alerts antibodies to target the tumor and they travel to the primary and metastatic sites

TUMOR STATUS:
COLD
TUMOR STATUS:
HOT
TUMOR STATUS:
ENGAGED

While the sample size in these studies was not statistically significant, data collected to date suggests that IRX-2 reduces the immune suppression that is often seen in the cancer tumor microenvironment held to be associated with reduced immune recognition of solid tumors mediated by surface proteins. This immunomodulatory activity appears to occur through the restoration of immune function and activation of a coordinated immune response against the tumor. IRX-2 contains numerous active cytokine components, which is believed to restore and activate multiple immune cell types including T cells, dendritic cells, and natural killer cells to recognize and destroy tumors.

This data is derived from the following three studies of IRX-2:

●

The Phase 2a study described below (on page 173) in “Historical Background of the Inspire Study,” the results of which were published in December 2011 in the journal Head and Neck. The article reported that IRX-2 showed an immunologically mediated antitumor effect, suggested by pronounced lymphocytic infiltration seen in some tumors and by the tumor reductions observed at the end of the 21-day regimen in 11 patients, and by means of a 75% reduction of glycolytic activity in the tumor and lymph nodes on posttreatment PET scans in one patient;

●	The BR-101 early stage breast cancer study described below, the results of which were published in April 2020 in the journal Clinical Cancer Research. The article reported that IRX-2 showed potentially favorable immunomodulatory changes, supporting further study of IRX-2 in early-stage breast cancer and other malignancies; and

●

The INSPIRE study described below (starting on page 173) in “Inspire Phase 2B Study Details,” the results of which were published in December 2020 in the journal Oral Oncology. Paired biopsy and resection specimens from 62 patients were available for creation of tissue microarray (TMA), and multiplex immunohistology (IMH). In this protocol, Tumor Infiltrating Lymphocyte (TIL) counts by TMA were performed manually under 200x magnification by a technician blinded to clinical outcome. Additional details of the methodology of  TMA and IMH are provided in the publication. Treatment with IRX-2 was associated with significant increases in CD8+ infiltrates (p=0.01) compared to the control arm (see graph below).

Increases in CD8+ TIL infiltrate scores of at least 10 cells/mm2 were used to characterize immune responders based on prior findings that each 10 cell increase in CD8 cell density was associated with a significant decrease in multivariable hazard risk of death from study of biopsy specimens obtained from over 200 oral cavity patients treated surgically (Ref 1, 2 below). Immune Responders were more frequent in the IRX arm than the control arm (74% vs 31%, p=0.01). See table below.

Change in Mean ( ± SEM) Immune Cell Counts1 in Primary Tumor Before and After Neoadjuvant Immunotherapy with (Regimen 1) or without (Regimen 2) IRX-2.

	Overall		Regimen 1		Regimen 2		p16+		p16-
	n= 32		n= 19		n= 13		n=6		n= 26
	Mean	SEM	Mean	SEM	Mean	SEM	Mean	SEM	Mean	SEM
CD4	14.4	20.1	29.3	31.2	-7.4	19.2	-2.6	57.1	18.3	21.5
CD8	56.8	40.7	131.3	52.8	-52.2	52.4	-75.8	61	87.3	46.4
FOXP3	37.8	43.7	59.5	42.3	6.2	89.8	-68	45.1	62.3	51.9
CD20	-8.4	29.1	-5.3	48.6	-12.8	14.8	-111.3	128.9	15.4	20.2
CD68	24.4	19.7	-7	20.1	70.2	35.8	-21.2	27.7	34.9	23.1
TILws[2]	36.2	29.5	74	35.4	-19	48.6	-47.8	48	55.7	33.8

1 Cell counts are per mm2.

2 TILws = TIL weighted score.

1 - http://refhub.elsevier.com/S1368-8375(20)30364-X/h0155

2 - [33] Spector ME, Bellile E,Amlani L, Zarins K, Smith J, Brenner JC, Rozek L, Nguyen A, Thomas D, McHugh JB, Taylor JMG, Wolf GT, the University of Michigan Head and Neck SPORE Program5. Tumor infiltrating lymphocytes are prognostic in head and neck squamous carcinoma (HNSCC). JAMA Otolaryngol Head Neck Surg. 2019 Sep 5. doi: 10.1001/jamaoto.2019.2427. [Epub ahead of print]. PMID: 31486841.

The data from the INSPIRE Phase 2B trial described above is interim data that was available under the trial protocol in August 2019 (approximately 1.5 years after all patients received their neoadjuvant regimen and had surgery completed). The primary endpoint of the INSPIRE trial is event-free survival of study subjects who received treatment for their cancer which included IRX-2, compared to subjects whose treatment for their cancer did not include IRX-2. The final trial results on all primary, secondary and exploratory endpoints will be assessed four years after randomization of the last patient (which occurred in February 2018) and is expected to be reported in the first half of 2022. See the “Inspire 2B Study Details” below starting on page 173 for further information.

About Interleukin 2

One of a group of related proteins made by leukocytes (white blood cells) and other cells in the body. Interleukin-2 is made by a type of T lymphocyte. It increases the growth and activity of other T lymphocytes and B lymphocytes and affects the development of the immune system.

IL-2 is classified as a “biologic response modifier (BRM)” or “biologic therapy.” BRMs modify the body’s response to cancer cells. Interleukin-2 is part of a family of proteins called cytokines. Cytokines act primarily by communicating between the various cells of the body’s immune system.

IL-2 has essential roles in key functions of the immune system, tolerance and immunity, primarily via its direct effects on T cells. In the thymus, where T cells mature, it prevents autoimmune diseases by promoting the differentiation of certain immature T cells into regulatory T cells, which suppress other T cells that are otherwise primed to attack normal healthy cells in the body, arguably mitigating off target effects associated with immune system activation . IL-2 enhances activation-induced cell death, or AICD. IL-2 also promotes the differentiation of T cells into effector T cells and into memory T cells when the initial T cell is also stimulated by an antigen, thus helping the body fight off infections. Together with other polarizing cytokines, IL-2 stimulates naive CD4+ T cell differentiation into Th1 and Th2 lymphocytes while it impedes differentiation into Th17 and folicular Th lymphocytes.

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Its expression and secretion is tightly regulated and functions as part of both transient positive and negative feedback loops in mounting and dampening immune responses. Through its role in the development of T cell immunologic memory, which depends upon the expansion of the number and function of antigen-selected T cell clones, it plays a key role in enduring cell-mediated immunity.

Traditional high dose, recombinant IL-2 therapies have demonstrated severe side effects, including:

●	flu-like symptoms (fever, headache, muscle and joint pain, fatigue);

●	nausea/vomiting;

●	dry, itchy skin or rash;

●	weakness or shortness of breath;

●	diarrhea;

●	low blood pressure;

●	drowsiness or confusion; and

●	loss of appetite

More serious and dangerous side effects sometimes are seen, such as breathing problems, serious infections, seizures, allergic reactions, heart problems, kidney failure or a variety of other possible complications. The most common adverse effect of high-dose IL-2 therapy is vascular leak syndrome (VLS; also termed capillary leak syndrome). It is caused by lung endothelial cells expressing high-affinity IL-2R. These cells, as a result of IL-2 binding, causes increased vascular permeability. Thus, intravascular fluid extravasate into organs, predominantly lungs, which leads to life-threatening pulmonary or brain edema.

Other drawbacks of traditional recombinant IL-2 cancer immunotherapy are its short half-life in circulation and its potential to predominantly expand regulatory T cells at high doses.

Unlike traditional drugs based on IL-2, IRX-2 is derived from human blood cells (hd IL-2). This difference confers several distinct advantages:

●	IRX-2 has been well tolerated at doses that have been used in clinical trials to date.

●	IRX-2 takes advantage of multiple cytokines, while traditional IL-2 only utilizes a single cytokine.

●	IRX-2 is designed to allow for natural folding believed to lead to greater activity, while traditional IL-2 has shown abnormal folding impacting functionality.

●	IRX-2 is administered subcutaneously at physiologic doses, while traditional IL-2 utilizes high doses which potentially contributes to the severe side effects shown above. Physiologic dosing allows for the traditional dose to be reduced to levels that allow for the replacement of normal IL-2 levels in the body.

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The INSPIRE Study

Historical Background of the Inspire Study

The IRX-2 regimen has been studied in patients with head and neck squamous cell sarcoma (HNSCC) in two previous open-label, multi-center studies. Also, a phase 1 trial evaluated the IRX-2 regimen as a therapy for advanced disease, which reported that the IRX-2 regimen was well tolerated.

In 2011, results were reported for a Phase 2a trial of IRX-2. This trial was an open-label study involving 27 patients, 26 of whom completed the study. The primary endpoint of the study was to further evaluate the safety and efficacy of the immunotherapy regimen including IRX-2 in the neoadjuvant setting in previously untreated patients with advanced (Stage II to IVa) HNSCC. The primary study objective was to demonstrate the safety of this immunotherapy regimen based on adverse events (AEs), changes in clinical laboratory measures (hematology, chemistry, and urinalysis), vital signs, and physical examinations. Secondary objectives were clinical, pathologic, and radiographic tumor response; and patient disease-free survival (DFS) and overall survival (OS).

Most recombinant cytokines, such as IL-2, are tested in the same manner as traditional oncology drugs, where the maximum tolerated dose is sought. Typical cytokine therapies in cancer treatment use extremely high doses, in the millions of units per administration. Thus, AEs such as fever, hypotension, malaise, anemia, leukopenia, and hepatic and renal dysfunction are commonly reported, and often lead to discontinuation of the treatment. IV administration of cytokines is frequently associated with an acute phase reaction characterized by rigors, fever, an increase in neutrophils, a decrease in lymphocytes, and changes in hormone levels. By contrast, the IRX-2 regimen, which contains physiologic quantities of cytokines, showed greatly improved tolerability over typical recombinant cytokine therapies.

The results of the Phase 2a study were published in December 2011 in the journal Head and Neck. The article reported that IRX-2 showed an immunologically mediated antitumor effect, suggested by pronounced lymphocytic infiltration. Lymphocytic infiltration was measured by a 100-mm Visual Analog Scale (VAS) score, in which 100 mm signified lymphocyte infiltration of the entire primary tumor section and 0 mm signified no lymphocyte infiltration in the tumor specimen. The mean VAS score for all 24 patients was 22.6 mm on the samples obtained at surgery. Patients were grouped into a low VAS score (below the overall mean) and high VAS score (above the overall mean) cohorts. There were 14 patients in the low VAS score cohort with scores between 2 and 21 (median of 9.5), and there were 10 patients in the high VAS score cohort with scores between 27 and 66 (median of 37.0). Patients in the high-LI group included fewer oral cavity patients (50% in high LI vs 60% in low LI) but were similar with respect to tumor sites. Seventy percent of high-LI patients were stage IV, whereas only 60% of low LI were stage IV. The LI score was used to determine whether the degree of LI correlated with survival. Patients with a high-LI score had an improved survival trend compared to those with low LI, and superior to the survival rate for the combined overall group. (See below.)

Interestingly, LI in resected tumor specimens was considered high in 40% of the patients. The 10 patients with a high-LI score showed an improved survival trend in comparison to the low-LI group (n = 15) and to the entire study population (n = 26). It is difficult to directly compare these subgroups, because there was some imbalance, with a slightly higher per-centage of oral cavity patients in the low-LI group. However, in the absence of a randomized control, it is impossible to directly attribute the LI to the immuno-therapy regimen. In addition, tumor reductions were observed at the end of the 21-day regimen in 11 patients, and a 75% reduction of glycolytic activity in the tumor and lymph nodes on posttreatment PET scans in one patient.

With regard to the primary endpoint, eight serious adverse events (SAEs) were reported during treatment and the 30-day postoperative period in 7 patients, including 3 patients with aspiration pneumonia, 1 patient with asthma exacerbation secondary to upper respiratory infection, 1 patient with a postoperative wound infection, 1 patient with a neck abscess, and 1 patient with an episode of alcohol withdrawal. Only 1 case of aspiration pneumonia was deemed life threatening (grade 4). None of the SAEs was considered related to treatment except for the postoperative wound infection, which was considered possibly related. Other minor (grade 1 or 2) AEs included headache (30%), injection-site pain (22%), nausea (22%), constipation (15%), dizziness (15%), fatigue (11%), and myalgia (7%).

After over more than 36 months of follow-up, 11 of the 27 patients enrolled in the Phase 2a study had experienced tumor relapse (n = 1) or death (n = 10).  The pattern of first HNSCC relapse included 3 patients with primary site recurrence, 2 with recurrences in the neck, and 2 with distant metastases. Of the 10 patients who died, 6 died of cancer (1 from a new primary) and 4 died of other causes. The 1-year, 2-year, and 3-year DFS probabilities after surgery were 72%, 64%, and 62%, respectively. Of the 26 patients whose primary tumor was resected surgically, 2 patients died during the first year and 5 patients died during the second year after surgery. The probability of surviving after surgery was 92% the first year, 73% the second year, and 69% the third year, which was considered to be an encouraging survival rate compared to historical norms in patients with HNSCC.

A second finding of the study was that some tumors showed some decrease in overall size after the immunotherapy regimen. Overall tumor shrinkage was modest, although in 4 patients, independent, objective imaging documented a greater than 10% decrease in tumor size. This was unexpected and encouraging after only 3 weeks of presurgical neoadjuvant immunotherapy. No patient achieved a true partial response by modified Response Evaluation Criteria in Solid Tumors (RECIST) criteria. Increases in tumor measurements were also seen in some patients, but most patients showed negligible change in tumor dimensions. We believe that these findings suggest the safety of the neoadjuvant regimen, although final decisions on whether a drug product is safe and effective can only be made by the FDA.

The phase 2a trial did not include a randomized control cohort. However, the manuscript published in Head & Neck in December 2011 stated the authors’ belief that the safety results and feasibility of this immunotherapy regimen were intriguing enough to warrant further study and appropriate comparison in a randomized trial.

Inspire Phase 2B Study Details.

The INSPIRE study is intended to further evaluate neoadjuvant therapy with the IRX-2 regimen in a randomized trial. In addition, the immunotherapy regimen will be enhanced by adding four adjuvant booster courses of a shorter IRX-2 regimen during the first postoperative year.

The INSPIRE study is an open label, randomized, multi-center, multi-national Phase 2b clinical trial intended for patients with Stage II, III or IVA untreated SCC of the oral cavity who are candidates for resection with curative intent. Subjects were randomized 2:1 to either Regimen 1 or Regimen 2 and treated for 21 days prior to surgery and then postoperatively with a booster regimen given every 3 months for 1 year (a total of 4 times.)

●	Regimen 1: IRX-2 Regimen with cyclophosphamide, indomethacin, zinc-containing multivitamins, omeprazole and IRX-2 as neoadjuvant and adjuvant therapy.

●	Regimen 2: Regimen 1 with cyclophosphamide, indomethacin, zinc-containing multivitamins, omeprazole but without IRX-2 as neoadjuvant and adjuvant therapy.

Treatments were allocated to study subjects using minimization with a stochastic algorithm based on the range method. Minimization will account for the major prognostic factors for SCC of the oral cavity (T and N stage) and study center to avoid imbalances in treatment allocation within centers.

Postoperatively, subjects first received standard adjuvant radiation or chemoradiation therapy as determined by the investigators per NCCN guidelines, and then also received Booster Regimen 1 or 2 as determined in the prior randomization.

Subjects will be followed for the Primary, Secondary and Exploratory endpoints. Protocol mandated follow-up will end 4 years after randomization of the last patient.

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The Neoadjuvant IRX-2 Regimen is a 21-day pre-operative regimen of cyclophosphamide on Day 1, indomethacin, zinc-containing multivitamins and omeprazole on Days 1-21, and subcutaneous IRX-2 injections in bilateral mastoid insertion regions for 10 days between Days 4 and 21, as shown in the table below:

Agent	Dose	Route of Administration	Treatment Days
Cyclophosphamide	300 mg/m2	IV	1
IRX-2	230 units daily (Bilateral injections of 115 units)	Subcutaneous at or near the mastoid insertion of both sternocleidomastoid muscles	Any 10 days between Days 4 and 21
Indomethacin	25 mg TID	Oral	1-21
Zinc-Containing Multivitamins	1 tablet containing 15-30 mg of zinc	Oral	1-21
Omeprazole	20 mg	Oral	1-21

The Booster IRX-2 Regimen is given at 3, 6, 9 and 12 months (-14 to +28 days) after surgical resection. It is a 10-day post-operative regimen of cyclophosphamide on Day 1, indomethacin, zinc-containing multivitamins and omeprazole on Days 1-10 and subcutaneous IRX-2 injections in bilateral deltoid regions for 5 days between Days 4 and 10 as shown in the table below:

Agent	Dose	Route of Administration	Treatment Days
Cyclophosphamide	300 mg/m2	IV	1
IRX-2	230 units daily (Bilateral injections of 115 units)	Subcutaneous into bilateral deltoid regions	Every 3 months. Any 5 days between Days 4 and 10
Indomethacin	25 mg TID	Oral	Every 3 months. Days 1-10
Zinc-Containing Multivitamins	1 tablet containing 15-30 mg of zinc	Oral	Every 3 months. Days 1-10
Omeprazole	20 mg daily	Oral	Every 3 months. Days 1-10

Regimen 2, the control arm of the study, is identical, except that subjects will not receive IRX-2.

The primary objective of the study is to determine if the event-free survival (EFS) of subjects treated with Regimen 1 is longer than for subjects treated with Regimen 2. The secondary objections of the study are (i) to determine if OS of subjects treated with Regimen 1 is longer than for subjects treated with Regimen 2, (ii) to compare the safety of each Regimen, and (iii) to compare the feasibility of each booster regimen.

Brief Descriptions of Investigator Sponsored Studies

BR-101 – An open label single arm Phase 1 trial of the IRX-2 Regimen in early-stage breast cancer. Sixteen subjects with stage I-III early stage-breast cancer (any histology type) indicated for surgical lumpectomy or mastectomy received 10 days of 230 international units, or IUs, IRX-2 prior to surgery. The objectives of the study were feasibility, safety, and to assess changes in stromal tumor-infiltrating lymphocyte score. Preoperative locoregional cytokine administration was feasible in 100% (n = 16/16) of subjects and associated with increases in stromal tumor–infiltrating lymphocytes (P < 0.001). Programmed death ligand 1 (CD274) was upregulated at the RNA (P < 0.01) and protein level by Ventana PD-L1 (SP142) and immunofluorescence, showing statistical significance. Other immunomodulatory effects included upregulation of RNA signatures of T-cell activation and recruitment and cyclophosphamide-related peripheral T-regulatory cell depletion. The study concluded that IRX-2 is well tolerated in early-stage breast cancer and, while Phase 1 trials are generally designed only to test safety and are not powered to assess efficacy, potentially favorable immunomodulatory changes were observed in this trial, supporting further study of IRX-2 in early-stage breast cancer and other malignancies.

The primary endpoint of this trial was the number of surgeries delayed due to adverse events from the IRX-2 regimen, and the secondary endpoint was the change in tumor infiltrating lymphocyte (TIL) score as measured by hematoxylin and eosin TIL count, according to Salgado criteria (a criteria for evaluating TIL set forth by Dr. Roberto Salgado published in the February 2015 edition of the journal Annals of Oncology) from pre-surgical biopsy to resected tumor specimen. Further information about these endpoints is available on clinicaltrials.gov (NCT02950259).

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CIN-201 - An open label single arm Phase 2 trial of the IRX-2 Regimen in women with cervical intraepithelial neoplasia 3 or squamous vulvar intraepithelial neoplasia 3. Ten subjects will be treated in the Cervical Interstitial Neoplasia, or CIN arm, if 2 or fewer responses are observed, enrollment will be stopped. If 3 or more responses are seen enrollment, will continue to 22 subjects. Five subjects will be treated in the Vulvar Interstitial Neoplasia, or VIN arm, if there is no response observed, enrollment will be stopped. If one or more responses are seen, enrollment will continue to 10 subjects. Patients will be treated with 4 days of 230 IU IRX-2 for a total of 2 cycles (each cycle is 6 weeks). Objective responses will be assessed at Week 25 to determine the percentage of patients that achieve pathologic Complete Response or Partial Response and Human Papillomavirus, or HPV status will be assessed at 3 month post-surgical incision.

The primary endpoint of this trial is to compare the proportion of subjects who achieve a pathologic complete response (CR) or partial response (PR) in regimen 1 versus regimen 2 at week 25, based on the resected surgical specimen. The secondary endpoints are (i) the evaluation of the toxicity and feasibility of the administration of IRX-2 in subjects with confirmed CIN or VIN, and (ii) the evaluation of multiple parameters to assess the activity of the IRX-2 regimen for the treatment of CIN or VIN, including (a) the occurrence of clinical CRs or PRs at weeks 6, 13 and 25; (b) the frequency of elimination of HPV in cervical or vulvar tissue using a commercial HPV genotyping assay and viral load determination by quantitative polymerase chain reaction (PCR), (c) analysis of the immune infiltrates in the resected surgical specimens, (d) immunophenotypic analysis of peripheral blood lymphocytes, (e) frequency of serum antibodies to HPV E6, E7, and L1 proteins by enzyme-linked immunosorbent assay, and (f) ribonucleic acid (RNA) expression profiling of immune-inflammatory markers from post-treatment resected surgical specimens. Further information about these endpoints is available on clinicaltrials.gov (NCT03267680)

BAS-104 – A Phase 1b open label trial to evaluate the safety, determine recommended Phase 2 dose, and investigate biologic and clinical activity in recurrent/metastatic lung, renal, bladder, melanoma, and head and neck cancers. Twenty patients will be enrolled into each of the 5 tumor types (for a total of 100 subjects), 10 which are naïve to PD1/PDL1 treatment, and 10 that have previously received PD1/PDL1 treatment. Patients will be treated with Nivolumab (on label per approved guidelines) in combination with IRX-2 for a total of 6 cycles (each cycle is 12 weeks and begins with a 21 day cycle of IRX-2 treatment). The safety phase of the study will consist of 12 patients. 6 that will be dosed at 230IU of IRX-2 and followed for 3 weeks for safety assessment before the next cohort of 6 subjects are enrolled and dosed at 460IU of IRX-2 and followed for 3 weeks for safety assessment. If no significant safety issues are noted, the remaining subjects in the trial will be dosed at the 460IU dose of IRX-2. Objective responses are measured by RECIST 1.1 and iRECIST criteria every six weeks.

The primary endpoint of this trial is the number of participants who experience dose-limiting toxicities through Day 28. The secondary endpoints are (i) the objective response rate, determined using RECIST 1.1 and iRECIST criteria, and (ii) progression-free survival as defined by RECIST 1.1, defined as the time from Day 1 of treatment to the evidence of progression. Further information about these endpoints is available on clinicaltrials.gov (NCT03758781).

HCC-107 – A Phase 1b open label trial of IRX-2 in combination with Nivolumb (on label per approved guidelines) in patients with advanced hepatocellular cancer. Twenty eight patients will be enrolled into the study. Patients who were previously treated with PD1/PDL1 agents are not excluded from the trial. Patients will be treated with Nivo in combination with IRX-2 for a total of 18 cycles (each cycle is 1 month). The study is a standard 3+3 design, where three subjects are enrolled and treated at the 230IU of IRX-2 and followed for 4 weeks for safety assessment before the next cohort of 3 subjects are enrolled and dosed at 460IU of IRX-2 and followed for 4 weeks for safety assessment. If no significant safety issues are noted, the remaining subjects in the trial will be dosed at the 460IU dose of IRX-2. Objective responses are measured by RECIST 1.1 and iRECIST criteria every 8-12 weeks and progression free survival, progression free survival at 6 months, and overall survival will be assessed.

The primary endpoint of this trial is to determine the safety profile of combination IRX-2 regimen and Nivolumab in anti-PD1/PDL1 naïve patients who have failed or not tolerated at least one line of treatment. The secondary endpoints are (i) to evaluate the overall response rate of the IRX-2 regimen combined with Nivolumab using RECIST 1.1 and iRECIST criteria, (ii) to evaluate the rate of 6-month progression-free survival in patients treated with combination IRX-2 regimen and Nivolumab, and (iii) to evaluate median progression-free survival and overall survival. Further information about these endpoints is available on clinicaltrials.gov (NCT03655002).

MHN-102 – A Phase 1b open label trial of IRX-2 in combination with Durvalumab (on label per approved guidelines) in patients with incurable head and neck squamous cell carcinoma. Twenty patients will be enrolled into the study. Patients who were previously treated with PD1/PDL1 agents are not excluded from the trial; however. given current treatment paradigms. it is anticipated that the majority of subjects in this trial will have received prior PD1/PDL1 treatment. Patients will be treated with Durvalumab in combination with IRX-2 for a total of 12 cycles (each cycle is 4 weeks). The safety phase of the study will consist of 12 patients. 6 that will be dosed at 230IU of IRX-2 and followed for 4 weeks for safety assessment before the next cohort of 6 subjects are enrolled and dosed at 460IU of IRX-2 and followed for 4 weeks for safety assessment. If no significant safety issues are noted, the remaining subjects in the trial will be dosed at the 460IU dose of IRX-2. Biopsies will be collected pre and post treatment to assess changes in immune activity. Objective responses are measured by RECIST 1.1 and iRECIST criteria every 2-3 months and progression free survival and progression free survival at 6 months.

The primary endpoint of this trial is to determine the safety profile of combination IRX-2 regimen and Durvalumbah. The secondary endpoints are (i) to evaluate the overall response rate of the IRX-2 regimen combined with pembrolizumab using RECIST 1.1 and iRECIST criteria, and (ii) to evaluate initial median progression-free and overall survival in patients treated with combination IRX-2 regimen and pembrolizumab. Further information about these endpoints is available on clinicaltrials.gov (NCT03918499).

GI-106 – A Phase 1b/2 open label trial of IRX-2 in combination with Pembrolizumab in patients with advanced gastric and gastroesophageal junction adenocarcinoma. Twenty six patients will be enrolled into the study. Patients who were previously treated with PD1/PDL1 are excluded from the study. Patients will be treated with Pembrolizumab in combination with IRX-2 for a total of 35 cycles (each cycle is 21 days). The study is a standard 3+3 design, where three subjects are enrolled and treated at the 230IU of IRX-2 and followed for 3 weeks for safety assessment before the next cohort of 3 subjects are enrolled and dosed at 460IU of IRX-2 and followed for 3 weeks for safety assessment. If no significant safety issues are noted, the remaining subjects in the trial will be dosed at the 460IU dose of IRX-2. Objective responses are measured by RECIST 1.1 and iRECIST criteria every 6-9 weeks and response rate and median progression free survival will be assessed.

The primary endpoint of this trial is to determine the maximum tolerated dose of the combination of the IRX-2 regimen and Pembrolizumab as outlined in the treatment arm. The secondary endpoints are (i) objective response to the combination of the IRX-2 regimen and Pembrolizumab, which will be documented using standard RECIST criteria, (ii) progression-free survival of IRX-2/ Pembrolizumab treatment participants at six months post-treatment, defined as the time from Day 1 of treatment to evidence of progression, as defined by RECIST 1.1, (iii) median progress free survival of IRX-2/Pembrolizumab treatment participants, defined as the time from day 1 of treatment to evidence of progression as defined by RECIST 1.1, and (iv) median overall survival of IRX-2/Pembrolizumab treatment participants, defined as the length of time from the start of treatment that patients are still alive. Further information about these endpoints is available on clinicaltrials.gov (NCT03381183).

BR-202 – A randomized, controlled, Phase 2 trial of induction lRX-2 immunotherapy to promote immunologic priming and enhanced response to neoadjuvant Pembrolizumab plus chemotherapy in triple negative breast cancer. The trial just recently commenced. Thirty patients will be enrolled into the study (15 into the control arm and 15 into the experimental arm). Patients in the control arm will receive Pembrolizumab plus paclitaxel plus doxorubicin plus cyclophosphamide. Patients in the experimental arm will receive the same as the control arm plus lRX-2. The primary endpoint of this trial is to assess the pathological complete response rate of Pembrolizumab plus chemotherapy and Pembrolizumab plus IRX-2 plus chemotherapy. Secondary endpoints include assessment of rate of response based on residual cancer burden index and to evaluate stromal tumor infiltrating lymphocyte quantity. Further information about these endpoints is available on clinicaltrials.gov (NCT04373031).

The status of each of these trials is set forth below.

Protocol	Status/number of patients	Date of commencement	Estimated final trial data availability*
BR-101	Complete/ 16	2Q2016	N/A – Already complete and published
MHN-102	Ongoing/14	3Q2019	2Q2022
BAS-104	Ongoing/11	1Q2019	4Q2023
GI-106	Ongoing/6	2Q2019	3Q2022
HCC-107	Ongoing/8	1Q2019	4Q2022
BR-202	Ongoing/0	4Q2020	2Q2024
CIN-201	Ongoing/10	1Q2018	3Q2023

* Interim data may be available sooner.

As we are not the sponsors of these trials, we do not have access to a full listing of all reported AEs for each of the trials. However, to date no SAEs have been reported to us which were determined to be related to IRX-2.

175

License and Royalty Agreements

IRX-2

Unless otherwise stated below, each royalty to be paid under these license and royalty agreements is payable until the last patent for IRX-2 expires and runs in perpetuity unless earlier terminated pursuant to the terms described below. There are no milestone payments due under any of these agreements.

License Agreement with the University of South Florida Research Association

On June 28, 2000, IRX Therapeutics, a predecessor to Brooklyn, entered into a series of License Agreements (collectively, the “USF License Agreement”) with the University of South Florida Research Association, Inc. (“Research Association”). Pursuant to the USF License Agreement, as amended, the Research Association licensed the exclusive worldwide rights to certain patents on IRX-2 in exchange for royalties equal to 7% of the gross product sales of IRX-2 (as defined in the USF License Agreement). The USF License Agreement was assigned to Brooklyn in connection with the sale of the assets of IRX Therapeutics to Brooklyn in November 2018. The Research Association has the right to terminate (i) upon Brooklyn’s entering into bankruptcy or insolvency on a voluntary or involuntary basis, (ii) upon the failure to pay royalties due and payable upon thirty days’ notice, or (iii) upon a material breach or default of the Agreement by Brooklyn, unless such breach or default is cured within a thirty day notice period. Brooklyn may terminate the USF License Agreement for any reason upon six months’ notice to the Research Association.

Royalty Agreement with certain former IRX Therapeutics investors

On May 1, 2012, IRX Therapeutics entered into a royalty agreement (the IRX Investor Royalty Agreement”) with certain investors who participated in a financing transaction. The IRX Investor Royalty Agreement was assigned to Brooklyn in November 2018 when Brooklyn acquired the assets of IRX Therapeutics. Pursuant to that the IRX Investor Royalty Agreement, when Brooklyn becomes obligated to pay royalties to the Research Association under the USF License Agreement, it will pay an additional royalty of 1% of gross sales to an entity organized by the investors who participated in such financing transaction. There are no termination provisions in the IRX Investor Royalty Agreement.

Collaborator License Agreement

Effective June 28, 2018, IRX Therapeutics terminated its Research, Development and Option Facilitation Agreement (the “Termination Agreement”) and its Options Agreement with a collaborative partner (the “Collaborator”), pursuant to a Termination Agreement. In connection with the Termination Agreement, all of the rights granted to the Collaborator under the RDO and Option Agreements were terminated, and IRX Therapeutics had no obligation to refund any payments received from the Collaborator. The Termination Agreement was assigned to Brooklyn in connection with the sale of the assets of IRX Therapeutics to Brooklyn in November 2018.

As consideration for entering into the Termination Agreement, the Collaborator will receive a royalty equal to 6% of revenues from the sale of IRX-2, for the period of time beginning with the first sale of IRX-2 through the later of (i) the twelfth anniversary of the first sale of IRX-2, or (ii) the expiration of the last IRX patent or other exclusivity of IRX-2, all as more particularly set forth in the Termination Agreement. Each party under the Termination Agreement may terminate the agreement (i) upon a material breach of the Termination Agreement by the other party that is not cured within sixty days (or thirty days if such breach is due to Brooklyn’s non-payment of royalties), or (ii) upon the other party entering into bankruptcy on a voluntary or involuntary basis where such petition is not dismissed, discharged, bonded or stayed within ninety days.

Investor Royalty Agreement

On November 6, 2018, Brooklyn entered into a royalty agreement (the “Brooklyn Investor Royalty Agreement”) with Brooklyn Immunotherapeutics Investors LP (“Investors LP”) and Brooklyn Immunotherapeutics Investors GP (“Investors GP”), which entities provided the financing required by Brooklyn in connection with Brooklyn’s acquisition of the assets of IRX Therapeutics. Under the Brooklyn Investor Royalty Agreement, Brooklyn is required to pay compensatory royalties equal to 4% of gross sales of IRX-2 on an annual basis, 3% of which is to be paid to Investors LP and 1% of which is to be paid to Investors GP (all as more particularly set forth in the Royalty Agreement). This royalty continues in perpetuity. Since Investors LP and Investors GP are to be dissolved in immediately prior to the completion of the Merger, the Brooklyn Investor Royalty Agreement will be restructured prior to the closing of the Merger such that this royalty will be paid directly to the beneficial holders of the Class A Unit holders of Brooklyn if and when any such royalties become due and payable. There are no termination provisions in the Brooklyn Investor Royalty Agreement.

Option agreements with Novellus

In December 2020, Brooklyn entered into option agreements with Novellus Therapeutics Limited and Factor Bioscience Limited (together, Novellus) to obtain the right to exclusively license Novellus’ IP and mRNA cell reprogramming and gene editing technology for use in the development of certain cell-based therapies to be evaluated and developed for treating human diseases, including certain types of cancer, sickle cell disease, and beta thalassemia. The option is exercisable before February 28, 2021 (or April 30, 2021 if Brooklyn’s merger with NTN has not closed by that date) and requires the Company to pay a non-refundable option fee of $500,000 (even if the option is not exercised) and an initial license fee of $4.0 million (including the non-refundable fee of $500,000) in order to exercise the option.

If the option is exercised, Brooklyn and Novellus will enter into a separate license agreement setting forth terms customary to such transactions, including, but not limited to, Brooklyn’s commitment to file an IND or CTA seeking to develop a licensed product using the licensed technology within twenty-four months of the execution of the license agreement and terms relating to the expiration and termination of the license agreement. There can be no assurance that the option agreements will be exercised or whether, even if the option agreements are exercised, the terms of any license agreement entered into upon exercise of the option agreements will be favorable to Brooklyn. Further, under the option agreements, Brooklyn (i) has the right, with a period of time following the execution of the license agreement, to acquire additional stem cell lines from Novellus’ by making substantial additional payments, (ii) will be obligated to make substantial payments on the achievement of enumerated milestones, and (iii) will be obligated to pay a royalty of approximately 10% on net sales of any products developed pursuant to the license agreement. There can be no assurance that Brooklyn will have available capital to exercise the option or make any of these payments.

Novellus is a pre-clinical development, manufacturing, and technology licensing entity focused on engineered cellular medicines. Novellus has created, developed, and patented mRNA-based cell reprogramming and gene editing technologies to create engineered cellular medicines. The synthetic mRNA developed by Novellus is non-immunogenic—it is capable of successfully evading the immune system while being recognized by cellular processes. The synthetic mRNA is then capable of expressing high levels of proteins for cell reprogramming and gene editing. The mRNA may be formulated for injection into target tissues for cellular uptake and therapeutic treatment.

The synthetic mRNA technology may be used to edit gene mutations through mRNA chemistry or expressed gene-editing proteins to treat genetic and rare diseases. It may also be used to reprogram human non-pluripotent cells and induce human pluripotent stem cells (IPSCs). The IPSCs may then be differentiated into pure populations of varying therapeutic cell types. The reprogramming technology offers a rapid, cost-effective and patient specific therapy using the engineered stem cells created from IPSCs.

Novellus has over 45 granted patents throughout the world covering synthetic mRNA, RNA-based gene editing, and RNA-based cell reprogramming, in addition to specific patents covering methods for treating specific diseases. There are also greater than 50 pending patent applications throughout the world focused on these and other aspects of the technology. The patent coverage includes granted patents and pending patent applications in the United States, Europe, and Japan along with other major life sciences markets.

There can be no assurance that Brooklyn will exercise the option and obtain the rights to Novellus’ technology or that such technology can be successfully developed and commercialized.

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Our Patent Portfolio

As of January 29, 2021, we owned or controlled approximately 8 patent families filed in the United States and other major markets worldwide, including 99 granted, 10 pending and 11 published patent applications, directed to novel compounds, formulations, methods of treatments and platform technologies. Patent protection for IRX-2 includes:

Summary Description of Patent or Patent Application	United States or Foreign Jurisdiction	Earliest Effective Date of Patent Application

IRX-2 Modified Manufacturing Process	Granted: US (No. 8,470,562), EP (BE, CH, DE, DK, ES, FI, FR, GB, IT, LI, NL, SW), AU, CA, JP, MX, TR	US: 4/14/2009 EP: 4/14/2009

Method of Reversing Immune Suppression of Langerhans Cells	Granted: US (Nos. 9,333,238 and 9,931,378), EP (BE, CH, DE, DK, ES, FI, FR, GB, LI, NL), AU, CA Published: CN, HK	US: 6/8/2012 (No. 9,333,238), 4/13/2016 (No. 9,931,378) EP: 12/8/2010

Method of Increasing Immunological Effect	Granted: US (Nos. 7,993,660 and 8,591,956), EP (BE, CH, DE, DK, ES, FI, FR, GB, IT, LI, NL), AU, CA, JP Published: HK	US: 8/9/2011 (No. 7,993,660), 11/26/2013 (No. 8,591,956) EP: 11/26/2008

Vaccine Immunotherapy	Granted: US (Nos. 6,162,778, 9,492,517, 9,492,519, 9,539,320 and 9,566,331), EP (BE, CH, DE, DK, ES, FI, FR, GB, IT, LI, NL), AU, CA, HK, JP	US: 7/24/2007 (No. 6,162,778), 10/8/2009 (No. 9,492,517), 11/15/2011 (No. 9,539,230), 2/20/2013 (No. 9,566,331), 7/12/2013 (No. 9,492,519) EP: 5/17/2010

Vaccine Immunotherapy for Immune Suppressed Patients	Granted: US (Patent Nos. 6,977,072, 7,153,499, 8,784,796, 9,789,172 and 9,789,173), CA, JP	US: 10/26/2001 (No. 6,977,072), 5/5/2003 (No. 7,153,499), 7/12/2013 (No. 8,784,796), 6/4/2014 (Nos. 9,789,172 and 9,789,173

Immunotherapy for Immune Suppressed Patients	Granted: EP (BE, CH, DE, ES, FR, GB, IT, NL, LI)	EP: 3/9/2007

Composition for the Treatment of Advanced Prostate Cancer	Granted: CA Published: EP, HK

Uses of PD-1/PD-L1 Inhibitors and/or CTLA-4 Inhibitors with a Biologic Containing Multiple Cytokine Components	Pending: AU, CA, EP, IL, JP, KR, NZ, PH, SG, US Published: BR, CN, EA, IN, MX, ZA

US – United States of America

EP – European Patent Convention

BE – Belgium

CH – Switzerland

DE – Germany

DK – Denmark

ES – Spain

FI – Finland

GB – Great Britain

IT – Italy

LI – Lichtenstein

NL – Netherlands

SW – Sweden

AU – Australia

BR - Brazil

CA – Canada

CN – Peoples’ Republic of China

EA – Eurasian Patent Organization

HK – Hong Kong

IL – Israel

IN - India

JP – Japan

KR – Republic of Korea (South Korea)

MX – Mexico

PH – Philippines

SG - Singapore

TR – Turkey

ZA – South Africa

177

Patent Families

Descriptions of our patent families with issued patents in the United States or European Union are as follows:

●	IRX-2 Modified Manufacturing Process - A method of making a primary cell derived biologic, including the steps of: (a) removing contaminating cells from mononuclear cells (MNCs) by loading leukocytes onto lymphocyte separation medium (LSM), and washing and centrifuging the medium with an automated cell processing and washing system; (b) storing the MNCs overnight in a closed sterile bag system; (c) stimulating the MNCs with a mitogen and ciprofloxacin in a disposable cell culture system to produce cytokines; (d) removing the mitogen from the mononuclear cells by filtering; (e) incubating the filtered MNCs in a culture medium; (f) producing a clarified supernatant by filtering the MNCs from the culture medium; (g) producing a chromatographed supernatant by removing DNA from the clarified supernatant by anion exchange chromatography; and (h) removing viruses from the chromatographed supernatant by filtering with dual 15 nanometer filters in series, thereby producing a primary cell derived biologic, wherein the primary cell derived biologic comprises IL-1.beta., IL-2, and IFN-.gamma.

●	Method of Reversing Immune Suppression of Langerhans Cells - A method of treating human papillomavirus (HPV), by administering a therapeutically effective amount of a primary cell-derived biologic to a patient infected with HPV and inducing an immune response to HPV. A method of overcoming HPV-induced immune suppression of Langerhans cells (LC), by administering a therapeutically effective amount of a primary cell-derived biologic to a patient infected with HPV and activating LC. A method of increasing LC migration towards lymph nodes, by administering a therapeutically effective amount of a primary cell-derived biologic to a patient infected with HPV, activating LC, and inducing LC migration towards lymph nodes. A method of generating immunity against HPV, by administering an effective amount of a primary cell derived biologic to a patient infected with HPV, generating immunity against HPV, and preventing new lesions from developing.

●	Method of Increasing Immunological Effect - A method of increasing immunological effect in a patient by administering an effective amount of a primary cell derived biologic to the patient, inducing immune production, blocking immune destruction, and increasing immunological effect in the patient. Methods of treating an immune target, treating a tumor, immune prophylaxis, and preventing tumor escape.

●	Vaccine Immunotherapy/Composition for the Treatment of Advanced Prostate Cancer – A method providing compositions and methods of immunotherapy to treat cancer or other antigen-producing diseases or lesions. According to one embodiment of the invention, a composition is provided for eliciting an immune response to at least one antigen in a patient having an antigen-producing disease or lesion, the composition comprising an effective amount of a cytokine mixture, preferably comprising IL-1, IL-2, IL-6, IL-8, IFN-.gamma. (gamma) and TNF-. alpha. (alpha). The cytokine mixture acts as an adjuvant with the antigen associated with the antigen-producing disease or lesion to enhance the immune response of the patient to the antigen. Methods are therefore also provided for eliciting an immune response to at least one antigen in a patient having an antigen-producing disease or lesion utilizing the cytokine mixture of the invention. The compositions and methods are useful in the treatment of antigen-producing diseases such as cancer, infectious diseases or persistent lesions.

●	Vaccine Immunotherapy for Immune Suppressed Patients - A method for overcoming mild to moderate immune suppression includes the steps of inducing production of naive T-cells and restoring T-cell immunity. A method of vaccine immunotherapy includes the steps of inducing production of naive T-cells and exposing the naive T-cells to endogenous or exogenous antigens at an appropriate site. Additionally, a method for unblocking immunization at a regional lymph node includes the steps of promoting differentiation and maturation of immature dendritic cells at a regional lymph node and allowing presentation of processed peptides by resulting mature dendritic cells, thus, for example, exposing tumor peptides to T-cells to gain immunization of the T-cells. Further, a method of treating cancer and other persistent lesions includes the steps of administering an effective amount of a natural cytokine mixture as an adjuvant to endogenous or exogenous administered antigen to the cancer or other persistent lesions.

●	Immunotherapy for Immune Suppressed Patients – A method providing compositions of a natural cytokine mixture (NCM) for treating a cellular immunodeficiency characterized by T lymphocytopenia, one or more dendritic cell functional defects such as those associated with lymph node sinus histiocytosis, and/or one or more monocyte functional defects such as those associated with a negative skin test to NCM. The invention includes methods of treating these cellular immunodeficiences using the NCM of the invention. The compositions and methods are useful in the treatment of diseases associated with cellular immunodeficiencies such as cancer. Also provided are compositions and methods for reversing tumor-induced immune suppression comprising a chemical inhibitor and a non-steroidal anti-inflammatory drug (NSAID). The invention also provides a diagnostic skin test comprising NCM for predicting treatment outcome in cancer patients.

Patent Term and Term Extensions

Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States and the European Union are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the restoration period cannot extend the patent term beyond 14 years from FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically are also 20 years from the earliest effective filing date. All taxes or annuities for a patent, as required by the USPTO and various foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

The actual protection afforded by a patent may vary on a product-by-product basis, from country to country, and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the section titled “Risk Factors-Risks Related to Our Intellectual Property.”

178

Litigation

On December 21, 2018, the University of South Florida sent a demand letter to Brooklyn and its predecessor, IRX Therapeutics, LLC claiming that, based upon its license agreement with Brooklyn, it was entitled to 25% of IRX Therapeutics, LLC’s proceeds from the business combination. On August 7, 2020, the parties entered into a confidential settlement agreement whereby Brooklyn made a payment to the University of South Florida. In addition, pursuant to the settlement agreement, the parties agreed to amend their license agreement to state that Brooklyn was no longer obligated to pay any amount received by it as consideration for use of IRX-2 other than the previously agreed royalty payments.

From time to time Brooklyn may become involved in legal proceedings arising in the ordinary course of business. Except as set forth herein, Brooklyn believes that there is no litigation pending at this time that could have, individually or in the aggregate, a material adverse effect on Brooklyn’s results of operations, financial condition or cash flows.

Employees

As of September 30, 2020, we had 10 employees. None of our employees are represented by a labor union and we consider our employee relations to be good.

Properties

We lease 8,232 square feet of office and laboratory space at a leasing cost of $31,834 per month, together with variable utility costs approximating $150.00 per month.

Supply and Manufacturing

Brooklyn has considerable experience in manufacturing products, particularly the active pharmaceutical ingredient (API) for clinical or ultimately, commercial purposes. We currently have internal API manufacturing capabilities. We have established long-standing finish and fill contract manufacturing relationships with a single manufacturer for packaging of the clinical supplies of IRX-2, As with any supply program, obtaining raw materials of the correct quality, and the performance of our single qualified contract fill and finish site cannot be guaranteed and we cannot ensure that we will be successful in the continuation of this endeavor.

At the time of commercial approval, if not prior, and to the extent possible and commercially practicable, we would seek to engage a back-up supplier for IRX-2. Until such time, we expect that we will rely on internal API manufacture, and a single contract manufacturer to finish IRX-2 under current Good Manufacturing Practice (“cGMP”) regulations. Our third-party manufacturers have a limited number of facilities in which IRX-2 can be produced and will have a single site for manufacturing API for IRX-2 in quantities sufficient for commercialization. Our third-party manufacturers will have start-up costs, as well as other clients and may have other priorities that could affect their ability to perform the work satisfactorily and/or on a timely basis. Both of these occurrences would be beyond our control.

We expect to similarly rely on contract manufacturing relationships for any products that we may in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

179

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the Drug Enforcement Administration (“DEA”) and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. Our contractors, if any, in Europe face similar challenges from the numerous European Union and member state regulatory agencies and authorized bodies. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations. If they are deemed out of compliance with cGMPs, product recalls could result, inventory could be destroyed, production could be stopped, and supplies could be delayed or otherwise disrupted.

If we need to change manufacturers after commercialization, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections and associated regulatory prior approval submissions to ensure compliance with FDA regulations and standards. This may precipitate significant lead times and delay. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

Regulatory Matters

Government regulation and product approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, record-keeping, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Drugs must be approved by the FDA through the NDA process or the Biologic License Application, or BLA process before they may be legally marketed in the United States.

There are two Centers within the FDA that are responsible for the review and approval of drug marketing applications and general regulatory oversight: the Center for Drug Evaluation and Research, or CDER, and the Center for Biologics Evaluation and Research, or CBER. While all conventional drug products are regulated by CDER, biological products can be regulated by either CDER or CBER, depending on the product’s classification.

The majority of BLA submissions are assigned to CBER; however, BLAs for certain biological product categories are reviewed by CDER instead. These product categories include monoclonal antibodies for in vivo use, most proteins for therapeutic use, and categories such as cytokines, enzymes, and other novel proteins. Based on this, it is likely that a BLA submission for IRX-2 would fall under the CDER. Regardless of the category, NDAs for all drug products fall under the jurisdiction of CDER.

In the United States, drugs are subject to rigorous regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations, as well as other federal and state statutes. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies according to the FDA’s good laboratory practice, or GLP, regulations;

●	submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin and which must include approval by an institutional review board, or IRB, at each clinical site before the trials are initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use conducted in compliance with federal regulations and good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors;

●	submission to, and acceptance by, the FDA of an NDA or BLA;

●	satisfactory completion of an FDA inspection of our manufacturing facility or other facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	potential FDA audit of the non-clinical and clinical trial sites that generated the data in support of the NDA or BLA; and

●	FDA review and approval of the NDA or BLA.

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The testing and approval process require substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain.

United States drug development process

Once a pharmaceutical candidate is identified for development it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. Prior to beginning human clinical trials, an IND sponsor must submit an IND to the FDA. The IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some pre-clinical or non-clinical testing may continue even after the IND is submitted. In addition to including the results of the pre-clinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated, if the trial lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, raises concerns or questions about the conduct of the trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of one or more qualified investigators in accordance with federal regulations and GCP.

Clinical trials must be conducted under protocols detailing the objectives of the trial and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, an Institutional Review Board, or IRB, at each institution participating in the clinical trial must review and approve each protocol before any clinical trial commences at that institution. All research subjects must provide informed consent, and informed consent information must be submitted to the IRB for approval prior to initiation of the trial. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events or other certain types of other changes occur.

Human clinical trials are typically conducted in three phases. A fourth, or post-approval, phase may include additional clinical studies. These phases generally include the following, and may be sequential, or may overlap or be combined:

●	Phase 1 clinical trials involve the initial introduction of the drug into human subjects. These studies are designed to determine the safety of usually single doses of the compound and determine any dose limiting intolerance, as well as evidence of the metabolism and pharmacokinetics of the drug in humans.

●	Phase 2 clinical trials usually involve studies in a limited patient population to evaluate the safety and efficacy of the drug for specific, targeted indications, to determine dosage tolerance and optimal dosage, and to identify possible adverse effects and safety risks.

●	In Phase 3, if a compound is found to be potentially effective and to have an acceptable safety profile in Phase 2 (or occasionally Phase 1) studies, the Phase 3 studies will be conducted to further confirm clinical efficacy, optimal dosage and safety within an expanded population which may involve geographically diverse clinical trial sites. Generally, but not always, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

●	Phase 4 clinical trials are studies required of or agreed to by a sponsor that are conducted after the FDA has approved a product for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. Failure to promptly conduct Phase 4 clinical trials where necessary could result in withdrawal of approval for products approved under accelerated approval regulations.

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While Phase 1, Phase 2, and Phase 3 tests are generally required for approval of an NDA, certain drugs may not require one or more steps in the process depending on other testing and the situation involved. Additionally, the FDA, an IRB, or the sponsor may stop testing at any time if results show patients being exposed to unnecessary health risks or overly dangerous side effects.

In addition, the manufacturer of an investigational drug in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other requirements, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

United States drug review and approval process

FDA approval of an NDA or BLA is required before marketing of the product may begin in the United States. The NDA must include the results of product development, pre-clinical studies and clinical studies, together with other detailed information, including information on the chemistry, manufacture and composition of the product. In addition, a BLA must also demonstrate purity, specifically in terms of showing that the final product does not contain extraneous material. The FDA has 60 days from its receipt of the NDA or BLA to review the application to ensure that it is sufficiently complete for substantive review before accepting it for filing. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The submission of an NDA or BLA is also subject to the payment of a substantial application fee (for FDA fiscal year 2020 this fee is $2,942,965), although a waiver of such fee may be obtained under certain limited circumstances, including when the drug that is subject of the application has received Orphan Drug Designation for the indication sought. Further, the sponsor of an approved NDA or BLA is subject to an annual program fee, which for FDA fiscal year 2020 is $325,424 per prescription drug product. User fees typically increase annually. The approval process is lengthy and difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use. Before approving an NDA or BLA, the FDA will inspect the facility or facilities where the product is manufactured to determine whether its manufacturing is cGMP–compliant to assure and preserve the product’s identity, strength, quality, purity and stability.

If the FDA’s evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA will issue a complete response letter. The complete response letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even after submitting this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, the FDA may withhold approval of an NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor.

Once an NDA or BLA is approved, changes to the conditions of approval, including additional indications, are made by the submission of a supplement to the NDA or BLA. The supplemental NDA, or sNDA, or the supplemental BLA, or sBLA must contain all of the information necessary to support the change. In the case of a new indication, that information usually consists of at least one clinical trial, and often more. Like an NDA, FDA determines whether the sNDA or sBLA is sufficiently complete to permit review before it files the sNDA. FDA then reviews the sNDA or sBLA. Like an NDA, FDA can either approve the sNDA or issue a complete response letter outlining the deficiencies in the sNDA or sBLA.

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Manufacturing

As part of the approval process, the FDA must inspect and approve each manufacturing facility. Among the conditions of approval is the requirement that a manufacturer’s quality control and manufacturing procedures conform to cGMP. Manufacturers must expend significant time, money and effort to ensure continued compliance, and the FDA conducts periodic inspections to certify compliance. It may be difficult for our contract manufacturers or us to comply with the applicable cGMP, as interpreted by the FDA, and other FDA regulatory requirements. If we, or our contract manufacturers, fail to comply, then the FDA may not allow us to market products that have been affected by the failure.

If the FDA grants approval, the approval will be limited to those conditions and patient populations for which the product is safe and effective, as demonstrated through clinical studies. Further, a product may be marketed only in those dosage forms and for those indications approved in the NDA or BLA. Certain changes to an approved NDA or BLA, including, with certain exceptions, any significant changes to labeling, require approval of a supplemental application before the drug may be marketed as changed. Any products that we manufacture or distribute pursuant to FDA approvals are subject to continuing monitoring and regulation by the FDA, including compliance with cGMP and the reporting of adverse experiences with the drugs. The nature of marketing claims that the FDA will permit us to make in the labeling and advertising of our products will generally be limited to those specified in FDA approved labeling, and the advertising of our products will be subject to comprehensive monitoring and regulation by the FDA. Drugs whose review was accelerated may carry additional restrictions on marketing activities, including the requirement that all promotional materials are pre-submitted to the FDA. Claims exceeding those contained in approved labeling will constitute a violation of the FDCA. Violations of the FDCA or regulatory requirements at any time during the product development process, approval process, or marketing and sale following approval may result in agency enforcement actions, including corrective advertising, cessation of violative promotion, withdrawal of approval, recall, seizure of products, warning letters, injunctions, fines and/or civil or criminal penalties. Any agency enforcement action could have a material adverse effect on our business.

Failure to comply with applicable federal, state and foreign laws and regulations would likely have a material adverse effect on our business. In addition, federal, state and foreign laws and regulations regarding the manufacture and sale of new drugs are subject to future changes.

Post-approval requirements and consideration

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. As a condition of NDA approval, the FDA may also require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for the healthcare professionals, and other Elements To Assure Safe Use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

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Foreign regulatory requirements

In addition to regulation by the FDA and certain state regulatory agencies, we are also subject to a variety of foreign regulations governing clinical trials and the marketing of other products. Outside of the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory agencies. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory agency is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The regulatory approval and oversight process in other countries includes all of the risks associated with regulation by the FDA and certain state regulatory agencies as described above.

Under the European Union regulatory system, applications for drug approval may be submitted either in a centralized or decentralized manner. Under the centralized procedure, a single application to the European Medicines Agency leads to an approval granted by the European Commission which permits marketing of the product throughout the European Union. The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that do not comply with requirements for the centralized procedure. Under the decentralized procedure, the holders of national marketing authorization in one of the countries within the European Union may submit further applications to other countries within the European Union, who will be requested to recognize the original authorization based on an assessment report provided by the country in which marketing authorization is held.

Pharmaceutical pricing and reimbursement

In both United States and foreign markets, our ability to commercialize our products successfully, and to attract commercialization partners for our products, depends in significant part on the availability of adequate financial coverage and reimbursement from third-party payors, including, in the United States, governmental payors such as Medicare and Medicaid, managed care organizations, private commercial health insurers and pharmacy benefit managers, or PBMs. Third party payors are increasingly challenging the prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic or other studies in order to further demonstrate the value of our products. Even with the availability of such studies, our products may be considered less safe, less effective or less cost-effective than alternative products, and third-party payors may not provide coverage and reimbursement for our drug candidates, in whole or in part.

Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental changes. There have been, and we expect there will continue to be, legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business, including the Patient Protection and Affordable Care Act of 2010 (the “Affordable Care Act”). In fact, there continue to be efforts in Congress to repeal the Affordable Care Act and replace it with another law, and President Trump has stated that he supports repeal of all or portions of the Affordable Care Act. As a result, there is great uncertainty as to what changes will be made to United States healthcare laws and there can be no assurance how changes to those laws may affect our business.

We anticipate that in the United States, Congress, state legislatures, and private sector entities will continue to consider and may adopt healthcare policies intended to curb rising healthcare costs. These cost containment measures could include:

●	controls on government-funded reimbursement for drugs;

●	mandatory rebates or additional charges to manufacturers for their products to be covered on Medicare Part D formularies.

●	controls on healthcare providers;

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●	controls on pricing of pharmaceutical products, including the possible reference of the pricing of United States drugs to non-United States drug pricing for the same product;

●	challenges to the pricing of drugs or limits or prohibitions on reimbursement for specific products through other means;

●	reform of drug importation laws;

●	entering into contractual agreements with payors; and

●	expansion of use of managed-care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures, including those listed above, or other healthcare system reforms that are adopted may have a material adverse effect on our business prospects.

Further, the pricing of pharmaceutical products generally, and particularly the pricing of orphan drugs, has recently received scrutiny from the press, from members of Congress in both parties, and from President Trump. Some members of the medical community have also made statements in the press on the pricing of orphan drugs. The impact of this scrutiny on the pricing of orphan drugs and other pharmaceutical products generally cannot be determined with any certainty at this time.

The Biologics Price Competition and Innovation Act of 2009, which was included in the Patient Protection and Affordable Care Act, or PPACA, authorized the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. Under the PPACA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biologic product or “reference product.” Manufacturers may not submit an application for a biosimilar to the FDA until four years following approval of the reference product, and the FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if IRX-2 or any other biological product we may acquire or in-license, if approved, are deemed to be reference products eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. Additionally, from time to time, there are proposals to repeal or modify the PPACA, including proposals that could significantly shorten the exclusivity period for biologics.

Orphan Drug Exclusivity

Some jurisdictions, including the United States and Europe, may designate drugs or biologic products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983 (ODA), the FDA may grant orphan drug designation to drugs or biologic products intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. In the United States, orphan drug designation must be requested before submitting an application for marketing approval. An orphan drug designation does not shorten the duration of the regulatory review and approval process. The grant of an orphan drug designation request does not alter the standard regulatory requirements and process for obtaining marketing approval. Safety and efficacy of a product candidate must be established through adequate and well-controlled studies. If a product which has been granted orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to an orphan drug exclusivity period, which means the FDA may not approve any other application to market the same drug for the same disease or condition for a period of seven years, except in limited circumstances, such as where an alternative product demonstrates clinical superiority to the product with orphan exclusivity. In addition, holders of exclusivity for orphan drugs are expected to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the drug.

The orphan drug exclusivity contained in the ODA has been the subject of recent scrutiny from the press, from some members of Congress and from some in the medical community. There can be no assurance that the exclusivity granted in ODA to orphan drugs approved by the FDA will not be modified in the future, and as to how any such change might affect our products.

The European Orphan Drug Regulation is considered for drugs intended to diagnose, prevent or treat a life-threatening or very serious condition afflicting five or fewer per 10,000 people in the EU, including compounds that for serious and chronic conditions would likely not be marketed without incentives due to low market return on the sponsor’s development investment. The medicinal product considered should be of significant benefit to those affected by the condition. Benefits of being granted Orphan Medicinal Product Designation are significant, including eight years of data exclusivity, two years of marketing exclusivity and a potential one-year extension of both. The EU Community and Member States may not accept or grant for ten years a new marketing authorization or application for another drug for the same therapeutic indication as the orphan drug, although the ten-year period can be reduced to six years if, after the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of the marketing exclusivity. A supplementary protection certificate may extend the protection six months beyond patent expiration if that is later than the orphan drug exclusivity period. To apply for the supplementary protection, a pediatric investigation plan, or PIP, must be included in the market application. In Europe all drugs now seeking marketing authorization need to have a PIP agreed with the European Medicines Agency (EMA) before it can be approved, even if it is a drug being developed specifically for a pediatric indication. If a product is developed solely for use in the pediatric population, then a Pediatric Use Marketing Authorization, or PUMA, may provide eight years of data exclusivity and ten years of marketing exclusivity.

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Fast Track Designation and Accelerated Approval

The FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

Under the fast track program and FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with FDA, FDA may initiate review of sections of a fast track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA or BLA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Priority Review

Under FDA policies, a drug candidate is eligible for priority review, or review within a six to eight-month time frame from the time a complete NDA or BLA is submitted, if the drug candidate is intended for the treatment, diagnosis, or prevention of a serious or life-threatening condition, demonstrates the potential to address an unmet medical need, or provides a significant improvement compared to marketed drugs.

Disclosure of clinical trial information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the clinical trial. Competitors may use this publicly-available information to gain knowledge regarding the progress of development programs. Finally, there can be no assurance that fast track designation will result in a faster review process.

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Anti-Kickback, False Claims Laws & the Prescription Drug Marketing Act

In addition to FDA restrictions on marketing of pharmaceutical products, other state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and patients, prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer.

The Centers for Medicare & Medicaid Services, or CMS, has issued a final rule that requires manufacturers of approved prescription drugs to collect and report information on payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The information reported each year is made publicly available on a searchable website. Failure to submit required information may result in civil monetary penalties.

In addition, several states now require prescription drug companies to report expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual physicians in these states. Other states prohibit various other marketing-related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the United States Prescription Drug Marketing Act, or PDMA, a part of the FDCA. In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act, or DSCSA, has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain. The DSCSA requires product identifiers (i.e., serialization) on prescription drug products in order to eventually establish an electronic interoperable prescription product to system to identify and trace certain prescription drugs distributed in the United States and preempts existing state drug pedigree laws and regulations on this topic. The DSCSA also establishes new requirements for the licensing of wholesale distributors and third-party logistic providers, although FDA regulations addressing wholesale distributors and third party logistics providers have not yet been promulgated. We serialize our product at both the package and homogeneous case level, pass serialization and required transaction information to our customers, and believe that we comply with all such requirements.

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BROOKLYN MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Brooklyn’s financial condition and results of operations together with its consolidated financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus/consent solicitation statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus/consent solicitation statement, including information with respect to Brooklyn’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this proxy statement/prospectus/consent solicitation statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

All references in this section to “Brooklyn,” the “company,” we,” “us” or “our” mean “Brooklyn Immunotherapeutics LLC, unless stated otherwise or the context otherwise requires.

Overview

Brooklyn is a clinical-stage biopharmaceutical company focused on exploring the role that cytokine-based therapy can have on the immune system in treating patients with cancer. Brooklyn is committed to developing IRX-2, a novel cytokine-based therapy, to treat patients with cancer. IRX-2 active constituents, namely Interleukin-2 (IL-2) and other key cytokines are postulated to potentially signal, enhance and restore immune function suppressed by the tumor, thus enabling the immune system to attack cancer cells.

The development of our product candidate could be disrupted and materially adversely affected by the recent outbreak of COVID-19. As a result of measures imposed by the governments in affected regions, businesses and schools have been suspended due to quarantines intended to contain this outbreak. The spread of SARS CoV-2 from China to other countries has resulted in the Director General of the World Health Organization declaring COVID-19 a pandemic on March 11, 2020. We are still assessing our business plans and the impact that COVID-19 has had on our ability to conduct our ongoing clinical trials and the timeline for those trials, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally. The extent to which the COVID-19 pandemic and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic.

Basis of Presentation

Revenues

We are a development stage company and have had no revenues from product sales to date. We will not have revenues from product sales until such time as we receive regulatory approval of our drug candidates, successfully commercialize our products or enter into a licensing agreement which may include up-front licensing fees, of which there can be no assurance.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries, benefits and other costs, including stock-based compensation, for our executive and administrative personnel, legal and other professional fees; travel, insurance, and other corporate costs.

Research and Development Expenses

Our research and development expenses consist of costs incurred for company-sponsored research and development activities, as well as support for selected investigator-sponsored research. The major components of research and development costs include preclinical study costs, clinical manufacturing costs, clinical study and trial expenses, insurance coverage for clinical trials, consulting, scientific advisors and other third-party costs, salaries and employee benefits, stock-based compensation expense, supplies and materials (required capital equipment) and allocations of various overhead costs related to our product development efforts. To date, all of our research and development resources have been devoted to the development of IRX-2, and we expect this to continue for the foreseeable future.

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In the normal course of our business we contract with third parties to perform various clinical study and trial activities in the on-going development and testing of potential products. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events or milestones, the successful enrollment of patients, the allocation of responsibilities among the parties to the agreement, and the completion of portions of the clinical study or trial or similar conditions. Preclinical and clinical study and trial associated activities such as production and testing of clinical material require significant up-front expenditures. We anticipate paying significant portions of a study or trial’s cost before such begins and incurring additional expenditures as the study or trial progresses and reaches certain milestones.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue and expenses during the reporting periods. We continually evaluate our judgments, estimates and assumptions. We base our estimates on the terms of underlying agreements, our expected course of development, historical experience and other factors we believe are reasonable based on the circumstances, the results of which form our management’s basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The accounting policies described below are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management’s judgment in selecting any available alternative would not produce a materially different result. Our consolidated financial statements and the notes thereto included elsewhere in this report contain accounting policies and other disclosures as required by GAAP.

Use of Estimates

The Company is required under U.S. GAAP to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, (c) the reported amounts of revenues and expenses during the reporting period, and (d) the reported amount of the fair value of assets required in connection with our business combination with IRX Therapeutics in 2018. Our actual results could differ, possibly significantly, from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents are a measure of the Company’s cash on hand and any highly liquid investments with maturity dates within the next three months. At December 31, 2019 and September 30 30, 2020, the Company had cash and cash equivalents of $5,014,819 and $3,055,012, respectively.

Restricted Cash

Pursuant to an agreement related to a letter of credit regarding the Company’s lease agreement for its office space in New York, NY, the Company has been required to maintain a cash balance at a financial institution. At December 31, 2019 and 2018, this amount was $86,000. At September 30, 2020, there was no longer any remaining balance and thus no restricted cash.

Property and Equipment

Property and equipment are recorded at cost on the Company’s balance sheets, and then are depreciated over their useful lives. Laboratory and manufacturing equipment are depreciated over an estimated 7-year life span. Leasehold improvements are depreciated over the shorter of their useful life, or the end of the lease term. When these assets are disposed of, the cost and related accumulated depreciation are removed from the Company’s balance sheet and the resulting gain or loss is recognized.

In-Process Research and Development

In-Process Research and Development assets (“IPR&D”) represent the fair value of the technologies acquired in connection with the business combination with IRX Therapeutics, LLC, have not reached technological feasibility and likely have no alternative future use. These assets are considered to be indefinite lived until the associated research is completed or abandoned. If these assets are deemed to be indefinite, they are tested for impairment on an annual basis, or more frequently if the Company or its successor becomes aware of any events or changes that result in the fair value of these assets being decreased. In such a case, where Brooklyn is able to commercialize the asset, the life of those assets are reduced and the amount is amortized based on their estimated useful lives beginning at that point in time. Where development is terminated or abandoned, there may be a small impairment charge related to the IPR&D assets.

Research and Development

Research and development expenses are charged to operations as incurred. These assets include costs related to clinical and preclinical trials such as payments to coordinators and hospitals, costs of testing and other medical procedures provided to patient test subjects, site visits, and other costs related to the Company’s clinical trials.

Income Taxes

Neither the Company nor its predecessor was directly subject to federal, state or local income taxes through December 31, 2018, as any tax liability was passed on to its members. In the year ended December 31, 2019, the Company recorded taxable income related to the New York City Unincorporated Business Tax. The Company expects this to continue in the future.

The benefits from uncertain tax positions are recognized only if it is more likely than not that the position will be sustained upon examination by local, state or federal taxing authorities. Any tax benefits recognized in the Company’s financial statements are measured based on the largest benefit that has at least a 50% likelihood of being realized. At this time, the Company has no material uncertain tax positions for any recording period.

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Results of Operations

Comparison of the nine months ended September 30, 2020 to the nine months ended September 30, 2019

Revenues

We had no revenues for the nine months ended September 30, 2020 or 2019.

General and Administrative Expenses

Nine Months Ended September 30,	Amount	Change from Prior Year	Percentage of Total Operating Costs and Expenses

2020	$4,032,690	15.6%	80.0%
2019	$3,489,936	—	57.3%

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General and administrative expenses include, among other expenses, corporate and office expenses, legal, accounting and consulting fees, and travel expenses. Our general and administrative expenses increased by 15.6% for the nine months ended September 30, 2020 as compared to the same period in 2019.

The increase in general and administrative expenses for the nine month period ended September 30, 2020 as compared to the same period in 2019 was primarily due to increased costs associated with our efforts to effect a reverse merger and become a public company offset, in part, by efforts to reduce operating costs undertaken during the first half of 2020 (particularly in light of the COVID-19 pandemic).

We expect general and administrative expenses to increase in future periods as we incur costs on the Merger transaction, as we increase our business activities following completion of the Merger, and as we incur costs associated with our being a publicly-traded company.

Research and Development Expenses

Nine Months Ended September 30,	Amount	Change from Prior Year	Percentage of Total Operating Costs and Expenses

2020	$1,008,631	(61.2)%	20.0%
2019	$2,600,199	—	42.7%

Research and development expenses in 2019 include the cost of our INSPIRE trial related to IRX-2, as well as the costs related to supplying IRX-2 as study drug for investigator-sponsored trials. Research and development expense in 2020 relate to the support of our investigator-sponsored studies.

Expenses related to our research and development activities were significantly less for the nine months ended September 30, 2020 against the same period in 2019. This decrease was primarily due to costs in the first nine months of 2019 incurred during the active phase of the INSPIRE trial (which phase was completed prior to the end of 2019) and reductions in projected clinical material production costs in the first nine months of 2020, specifically related to higher production yield in optimized, 2020 manufacturing, and the ability to continue use of already available clinical material supply. Further, clinical material supply and administrative costs have been lower in the nine months of 2020 due to COVID-19 related trial enrollment slowdowns.

We expect research and development expenses to grow following the Merger as we expand our clinical trial activities.

Net Loss from Operations

Our net loss from operations for the nine months ended September 30, 2020 was $5,041,321, compared to a net loss from operations of $6,090,135 for the nine months ended September 30, 2019.

Interest expense, net

Interest expense, net was $31,482 for the nine months ended September 30, 2020 and $44,254 for the nine months ended September 30, 2019. Interest expense, net during both periods related to payments of interest on notes in the amount of $410,000 that were assumed by Brooklyn as part of the acquisition of IRX’s assets in 2018. The notes bear interest at the rate of 14% and were due on December 31, 2019. On January 27, 2020, the notes were amended to extend the maturity date to the earlier of (i) a change of control or (ii) December 31, 2021, whichever comes first.

Net Loss

Our net loss for the nine months ended September 30, 2020 was $5,072,803, compared to a net loss of $6,134,389 for the nine months ended September 30, 2019.

Comparison of the years ended December 31, 2019 and 2018

Amounts for 2018 include both the predecessor period (from January 1, 2018 through November 5, 2018) and the successor period (from November 6, 2018 through December 31, 2018).

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Revenues

We had no revenues for the years ended December 31, 2019 or 2018.

General and Administrative Expenses

Year Ended December 30,	Amount	Change from Prior Year	Percentage of Total Operating Costs and Expenses

2019	$3,721,490	(35.0)%	41.9%
2018	$5,725,965	—	34.9%

General and administrative expenses were down 35.0% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The decrease was largely due to cost reductions in 2019 following the IRX asset acquisition in November 2018.

Research and Development Expenses

Year Ended December 30,	Amount	Change from Prior Year	Percentage of Total Operating Costs and Expenses

2019	$5,156,266	(51.8)%	58.1%
2018	$10,699,277	—	65.1%

General and administrative expenses were down 51.8% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The decrease was due to G&A cost reduction associated with reduced clinical material production and testing, as well as efforts to reduce non-critical spending.

Net Loss from Operations

Our net loss from operations for the year ended December 31, 2019 was $8,877,756 compared to a net loss of $16,425,242 for the year ended December 31, 2018.

Interest expense, net

Interest expense, net was approximately $59,298 for the year ended December 31, 2019 as compared to $1,677,832 for the year ended December 31, 2018. During the period from January 1, 2018 through July 31, 2018, IRX issued unsecured convertible promissory notes (the “Predecessor Notes”) in the aggregate amount of $19,447,996, in exchange for which cash proceeds of $3,534,000 were received during 2017, cash proceeds of $15,165,816 were received during 2018, $716,449 represented the conversion to principal of interest payable on the note and $31,731 was issued in connection with the CFO Separation Agreement (see Note 11 to the financial statements for the years ended December 31, 2019 and 2018 that are a part of this proxy statement/prospectus/consent solicitation statement).

Of the total Predecessor Notes issued, Predecessor Notes in the aggregate amount of $11,095,368 were issued to members of IRX’s Board of Directors. Prior to the acquisition of the assets of IRX by Brooklyn, the Predecessor Notes were convertible into common stock at the noteholder’s option in connection with the sale of at least 80% of the outstanding capital stock of the Predecessor. The Predecessor Notes bear interest at 14.5% per annum and mature on December 31, 2019.

Predecessor Notes in the amount of $410,000 were assumed by Brooklyn in connection with its acquisition of the assets of IRX.

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Net Loss

Our net loss for the year ended December 31, 2019 was $8,937,054 compared to (except as set forth below), a net loss of $18,103,074 for the year ended December 31, 2018. However, because of the asset sale from IRX to Brooklyn that closed in November 2018, IRX also reported a net gain on extinguishment of preferred stock and deemed dividends on preferred stock of $105,874,919. As a result of this net gain, the actual net income of IRX for the 2018 fiscal years was $89,776,317.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily with capital calls to our members. At September 30, 2020, we had cash and cash equivalents of $3,055,012 derived from contributions by our members. We have to date incurred operating losses, and we expect these losses to increase in the future as we expand our drug development programs and become a publicly-traded company. We anticipate using current cash on hand and funds from the $10 Million in additional contributions that certain beneficial holders of our Class A Membership interests have agreed to provide prior to the closing of the Merger to finance these activities. It will likely be some years before we obtain the necessary regulatory approvals to commercialize one or more of our drug candidates. Based on our current financial condition and forecasts of available cash, including as mentioned above, we believe we have sufficient funds to fund our operations through the first quarter of 2022. There can be no assurance that we will ever be in a position to commercialize IRX-2 or any other drug candidate we may acquire, or that we will obtain any additional financing that we require in the future or, even if such financing is available, it will obtainable on terms acceptable to us.

In that regard, our future funding requirements will depend on many factors, including:

●	the scope, rate of progress and cost of our clinical trials and other product development activities;

●	future clinical trial results;

●	the terms and timing of any collaborative, licensing and other agreements that we may establish;

●	the cost and timing of regulatory approvals;

●	the cost and delays in product development as a result of any changes in regulatory oversight applicable to our products;

●	the cost and timing of establishing sales, marketing and distribution capabilities;

●	the effect of competition and market developments; and

●	the cost of filing and potentially prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We plan to raise additional funds to support our product development activities and working capital requirements through public or private equity offerings, debt financings, corporate collaborations or other means. We may also seek governmental grants to support our clinical trials and preclinical trials. Further, we may seek to raise capital to fund additional product development efforts even if we have sufficient funds for our planned operations. Any sale by us of additional equity or convertible debt securities could result in dilution to our stockholders. There can be no assurance that any such required additional funding will be available to us at all or available on terms acceptable to us.

Further, to the extent that we raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to our technologies or grant sublicenses on terms that are not favorable to us. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs, which could have an adverse effect on our business.

Royalties on Product Sales

Brooklyn has contractually agreed to pay royalties aggregating 18% on net sales of IRX-2, on the terms contained in several license agreements. Of this amount, 4% will be payable to the current pre-Merger beneficial holders of Class A membership interests of Brooklyn. As Brooklyn has no product sales to date, no royalties are currently due. See “Brooklyn’s Business – License and Royalty Agreements” on page 176 for further information about the royalty payments due for sales of IRX-2.

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Lease Obligations for Manufacturing Facility

Brooklyn is obligated to pay approximately $486,000 per annum for its facilities in Brooklyn, NY where it has its offices and manufacturing operations, subject to annual increases and to a sharing of common area expenses with other tenants in the building. The lease expires on December 31, 2025.

PPP Loan Under the CARES Act

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), as amended on June 5, 2020 by the Paycheck Protection Program (“PPP”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carry back periods, and alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. On May 4, 2020, Brooklyn was granted a loan (the “PPP Loan”) from Silicon Valley Bank in the aggregate amount of $309,905, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act.

The PPP Loan, which was in the form of a Note dated May 4, 2020 issued by the Company, matures on May 5, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on Nov 4, 2020. The Note may be prepaid by Brooklyn at any time prior to maturity, with no prepayment penalties. Funds from the PPP Loan may only be used for payroll costs, rent and utilities. Brooklyn is using the funds received in the PPP Loan for what it believes are qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. While Brooklyn believes that it will qualify for forgiveness of this Loan, there can be no assurance that Brooklyn will obtain full forgiveness of the PPP Loan based on the legislation.

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NTN BUSINESS PRIOR TO THE MERGER AND THE ASSET SALE

Unless otherwise indicated, references in this section: (a) to “Buzztime,” “NTN,” “we,” “us” and “our” refer to NTN Buzztime, Inc. and its consolidated subsidiaries; (b) to “network subscribers,” “customers,” or “partners” refer to venues that subscribe to our network service; (c) to “consumers,” “patrons” or “players” refer to the individuals that engage in NTN’s games, events, and entertainment experiences available at venues and (d) to “venues” or “sites” refer to locations (such as a bar or restaurant) of our customers at which NTN’s games and entertainment experiences are available to consumers.

About Our Business and How We Talk About It

We deliver interactive entertainment and innovative technology to our partners in a wide range of verticals – from bars and restaurants to casinos and senior living centers. By enhancing the overall guest experience, we believe we help our hospitality partners acquire, engage, and retain patrons.

Through social fun and friendly competition, our platform creates bonds between our hospitality partners and their patrons, and between patrons themselves. We believe this unique experience increases dwell time, revenue, and repeat business for venues – and has also created a large and engaged audience which we connect with through our in-venue TV network. Until the significant disruptions to the restaurant and bar industry resulting from the COVID-19 pandemic that began in March 2020, over 1 million hours of trivia, card, sports and arcade games were played on our network each month. Since the pandemic, approximately 100,000 hours per month of such games have been played on our network each month.

We generate revenue by charging subscription fees to our partners for access to our 24/7 trivia network, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling digital-out-of-home (DOOH) advertising direct to advertisers and on national ad exchanges, by licensing our entertainment and trivia content to other parties, and by providing professional services such as custom game design or development of new platforms on our existing tablet form factor. Until February 1, 2020, we also generated revenue by hosting live trivia events. We sold all our assets used to host live trivia events in January 2020.

We own several trademarks and consider the Buzztime®, Playmaker®, Mobile Playmaker, and BEOND Powered by Buzztime trademarks to be among our most valuable assets. These and our other registered and unregistered trademarks used in this document are our property. Other trademarks are the property of their respective owners.

Recent Business Developments

The negative impact of the COVID-19 pandemic on the restaurant and bar industry was abrupt and substantial, and our business, cash flows from operations and liquidity suffered, and continues to suffer, materially as a result. In many jurisdictions, including those in which we have many customers and prospective customers, restaurants and bars were ordered by the government to shut-down or close all on-site dining operations in the latter half of March 2020. Since then, governmental orders and restrictions impacting restaurants and bars in certain jurisdictions were eased or lifted as the number of COVID-19 cases decreased or plateaued, but as jurisdictions began experiencing a resurgence in COVID-19 cases, many jurisdictions reinstated such orders and restrictions, including mandating the shut-down of bars and the closing of all on-site dining operations of restaurants. We have experienced material decreases in subscription revenue, advertising revenue and cash flows from operations, which we expect to continue for at least as long as the restaurant and bar industry continues to be negatively impacted by the COVID-19 pandemic, and which may continue thereafter if restaurants and bars seek to reduce their operating costs or are unable to re-open even if restrictions within their jurisdictions are eased or lifted. For example, at its peak, approximately 70% of our customers had their subscriptions to our services temporarily suspended. As of January 29, 2021, approximately 17% of our customers remain on subscription suspensions.

In response to the impact of the pandemic on our business, we implemented measures to reduce our operating expenses and preserve capital, and we may implement additional measures in the future.

●	We reduced our headcount (as of January 29, 2021, we had 22 employees, compared to 74 at December 31, 2019).

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●	Our chief executive officer agreed to defer payment of 45% of his base salary between May 1, 2020 and October 31, 2020 until the earlier of October 31, 2020 or such time as our board of directors determines in good faith that we are in the financial position to pay his accumulated deferred salary. All such deferred base salary payments were made by November 6, 2020.

●	We terminated the lease for our corporate headquarters, resulting in a reduction in our future cash obligations under the lease by approximately $3.4 million (see Note 9 to the unaudited condensed consolidated financial statements of NTN included herein).

●	We substantially eliminated all capital projects and are aggressively managing our payables to limit further cash outlays and manage our working capital.

In April 2020, we received a loan of approximately $1,625,000 under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act administered by the U.S. Small Business Administration. The loan matures on April 18, 2022 and bears interest at a rate of 1.0% per annum. We must make monthly interest only payments beginning on November 18, 2020. One final payment of all unforgiven principal plus any accrued unpaid interest is due at maturity. In November 2020, we were informed by our lender that the U.S Small Business Administration approved the forgiveness of approximately $1,093,000 of the $1,625,000 loan, leaving a principal balance of approximately $532,000. For additional information, see the section entitled “NTN Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Paycheck Protection Program Loan” in this proxy statement/prospectus/consent solicitation statement.

In March 2020, we entered into an amendment to the loan and security agreement that we entered into with Avidbank in September 2018 for a $4,000,000 four-year term loan. In connection with entering into the amendment, we made a $433,000 payment on our term loan, reducing the outstanding principal balance of our term loan to $2.0 million. Additionally, under the terms of the amendment, the maturity date of our term loan was changed from September 28, 2022 to December 31, 2020, and the amount and timing of our payment obligations accelerated significantly. All amounts outstanding under our term loan were paid in full on December 31, 2020 and we have no further obligations to Avidbank. For additional information, see the section entitled “NTN Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Avidbank Term Loan,” in this proxy statement/prospectus/consent solicitation statement.

In January 2020, we sold all of our assets used to conduct the live hosted knowledge-based trivia events known as Stump! Trivia and OpinioNation for approximately $1.4 million in cash.

In November 2019, our relationship with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees terminated in accordance with the terms of our agreements with Buffalo Wild Wings and such franchisees.

Strategic Process; Proposed Merger and Proposed Asset Sale

As discussed in greater detail in the section entitled “NTN Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Strategic Process; Proposed Merger and Proposed Asset Sale,” below, the strategic process we announced in December 2018 resulted in us signing the Merger Agreement on August 12, 2020 and the Asset Purchase Agreement on September 18, 2020, and our current focus is on maintaining current operations and consummating the transactions contemplated under those agreements.

Products and Services

Our principal product and service is our interactive entertainment system that offers trivia, card, sports and arcade games through an extended network platform. Generally, as part of the subscription to our platform, we provide the equipment for the platform to network subscribers (including tablets, cases and charging trays for the tablets), though we have also leased such equipment to certain network subscribers. We also monetize our network by offering it as an advertising platform through which parties can advertise their products and services across the thousands of TV and tablet screens in our network. In 2017, we began licensing our content to customers to be installed on equipment they obtain from other parties. In 2018, we began selling the tablets, cases and charging trays for the tablets used in our platform to customers who may not subscribe to our network but who can use the equipment in their business for other purposes. In 2019, we redesigned the personal computer installed in venues to stream our content to televisions and tablets within the venue. The redesigned personal computer, which we call Site Hub, has a smaller form factor (about the size of a deck of cards) compared to our historical personal computer. During the second quarter of 2019, we began field testing a lower cost, entry-level tablet product offering that we call Buzztime Basic. The brains behind Buzztime Basic is Site Hub. We have deployed Buzztime Basic on a market-by-market basis and as of November 30, 2020, we were in approximately 183 locations. In 2019, we also released our mobile trivia app, allowing our customers’ patrons to play our trivia games on their mobile devices in addition to on our tablets. The app is the primary means of playing our trivia games in Buzztime Basic.

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During the first quarter of 2019, we rolled out our new, modernized advertising system, which gives us access to ad buying platforms where digital advertising inventory is bought and sold on public exchanges and private marketplaces. We work with advertising sales companies to help us improve our advertisement sales and with an advertisement technology company to improve our ad loading, management, and delivery and testing capabilities. We can use advertising to monetize Buzztime Basic, as well as our entire network. We had quarter-over-quarter advertising revenue growth during 2019. In 2020, our advertising sales and revenue has been materially adversely impacted as a result of the COVID-19 pandemic.

Our primary network subscribers are bars and restaurants in North America, which we target directly through our internal sales organization. In April 2016, we began offering our platform in adjacent markets, such as senior centers and casinos, which we target through third parties who have existing business relationships with potential customers in such markets.

We primarily develop the content and functionality available through our platform internally. We use an Android-based tablet customized to our specifications by a single unaffiliated third-party manufacturer. Such third-party also manufactures the cases and charging trays for the tablets and sources the raw materials used to manufacture those cases and trays.

Competition

We face direct competition in venues and face competition for total entertainment and marketing dollars in the marketplace from other companies offering similar content and services. A relatively small number of direct competitors are active in the hospitality marketing services and entertainment markets, including UPshow, The Chive and other broadcast entertainment service providers. Competing forms of technology, entertainment, and marketing available in hospitality venues include games, apps and other forms of entertainment offerings available directly to consumers on their smart phones and tablets, on-table bar and restaurant entertainment systems, music and video-based systems, live entertainment and live trivia games, cable, satellite and pay-per-view programming, coin-operated single-player games/amusements, and traffic-building promotions like happy hour specials.

Significant Customer

Our customers range from small independently operated bars and restaurants to bars and restaurants operated by national chains in the U.S. and Canada (including Buffalo Wild Wings, Old Chicago Buffalo Wings & Rings, Old Chicago, Native Grill & Wings, Beef O’Brady’s, Boston Pizza, and Arooga’s). This results in diverse venue sizes and locations. As of December 31, 2018, 2,639 venues subscribed to our interactive entertainment network and approximately 56% of our network subscriber venues were affiliated with national and regional restaurant brands. As of December 31, 2019, those numbers declined to 1,440 venues and to approximately 26%, in each case, primarily due to the termination of our relationship with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees in November 2019. For the years ended December 31, 2019 and 2018, revenue generated from all Buffalo Wild Wings corporate-owned restaurants and its franchisees was as follows:

	2019	2018
Buffalo Wild Wings revenue	$6,820,000	$10,180,00
Percent of total revenue	34%	44%

As of December 31, 2019 and 2018, amounts included in accounts receivable from Buffalo Wild Wings corporate-owned restaurants and its franchisees was as follows:

	As of December 31,
	2019	2018
Buffalo Wild Wings accounts receivable	$158,000	$552,000
Percent of total accounts receivable, net	13%	48%

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Backlog

We generally do not have a significant backlog because we normally can deliver and install new systems within the delivery schedule requested by customers (generally within three to four weeks).

Licensing, Trademarks, Copyrights and Patents

A majority of the gaming content available on our platform is internally developed. The balance is licensed from third parties. We also license third party content for our pay-to-play and free-to-consumer games lobby. The amounts paid for such third-party licensed content was not material during either of the years ended December 31, 2019 or 2018.

Our intellectual property assets, including patents, trademarks, and copyrights, are important to our business and, accordingly, we actively seek to protect the proprietary technology we consider important to our business. No single patent or copyright is solely responsible for protecting our products.

We keep confidential as trade secrets our technology, know-how and software. Most of the hardware we use in our platform is purchased from a third party and customized for use with our service. We enter into agreements with third parties with whom we conduct business, which contain provisions designed to protect our intellectual property and to limit access to, and disclosure of, our proprietary information. We also enter into confidentiality and invention assignment agreements with our employees and contractors.

We believe the duration of our patents is adequate relative to the expected lives of our products. We consider the following United States and Canadian patents to be important to the protection of our products and service:

Patent No.	Description	Expiration Date
8,562,438	System and method for television-based services	4/21/2031
8,562,442	Interactive gaming via mobile playmaker	6/3/2031
2741999 (CAN)	Interactive gaming via mobile playmaker	6/3/2031
8,790,186	User-controlled entertainment system, apparatus and method	2/6/2034
8,898,075	Electronic menu system and method	9/11/2032
9,044,681	System and method for television-based services	10/13/2033
9,358,463	Interactive gaming via mobile playmaker	10/16/2033
9,498,713	User-controlled entertainment system, apparatus and method	2/6/2034
10,410,188	Electronic check splitting system, method and apparatus	8/2/2036

We have trademark protection for the names of our key proprietary programming, products, and services to the extent that we believe trademark protection is appropriate. We are expanding our efforts to protect these investments. We consider the Buzztime, Playmaker, Mobile Playmaker and PlayersPlus trademarks and our other related trademarks to be valuable assets, and we seek to protect them through a variety of actions. Our content, branding, and some of our game titles, such as Countdown, SIX, and Showdown are also protected by copyright and trademark law.

Government Contracts

We provide our content distribution services through our network to colleges, universities, and a few government agencies, typically military base recreation units. However, the number of government customers is small compared to our overall customer base. We provide our products and services to government agencies under contracts with substantially the same terms as are in place with non-government customers.

Government Regulations

The cost of compliance with federal, state, and local laws has not had a material effect on our capital expenditures, earnings, or competitive position to date. In December 2012, we received approval from the Federal Communications Commission, or the FCC, for our tablet charging trays, and in September 2015, we received FCC approval for our third-generation tablet cases with and without payment electronics. The tablets we currently use have been certified by its manufacturer.

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In addition to laws and regulations applicable to businesses generally, we are also subject to laws and regulations that apply directly to the interactive entertainment and product marketing industries. Additionally, state and federal governments may adopt additional laws and regulations that address issues related to certain aspects of our business such as:

●	user privacy;

●	copyrights;

●	gaming, lottery and alcohol beverage control regulations;

●	consumer protection;

●	the distribution of specific material or content; and

●	the characteristics and quality of interactive entertainment products and services.

As part of our service, we operate games of chance and skill, including several interactive card games, such as Texas Hold’em poker. These games are subject to regulation in many jurisdictions, and some games are restricted in certain jurisdictions. The laws and regulations that govern these games, however, vary from jurisdiction to jurisdiction and are subject to legislative and regulatory change, as well as law enforcement discretion. Most of our games are played solely for fun and winner recognition, however, we recently began awarding nominal cash prizes to winners of certain trivia competitions. We may find it necessary to eliminate, modify, or cancel certain of our offerings in certain jurisdictions based on changes in law, regulations and law enforcement discretion, which could result in additional development costs and/or the possible loss of customers and revenue.

Web Site Access to SEC Filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, and proxy statements and other information we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on our website at www.buzztime.com/business/investor-relations/ under the heading SEC Filings as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC. In addition, we make available on that same website under the heading Corporate Governance our (i) our code of conduct and ethics; (ii) our corporate governance guidelines; and (iii) the charter of each active committee of our board of directors. We intend to disclose any amendment to, or a waiver from, a provision of our code of conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (b) of Item 406 of Regulation S-K by posting such information on that website.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our company.

Employees

As of January 29, 2021, we had 22 employees, all of whom are full-time employees. We also engage independent contractors for specific projects. None of our employees are represented by a labor union, and we believe our employee relations are satisfactory.

Our Corporate History

NTN Buzztime, Inc. was incorporated in Delaware in 1984 as Alroy Industries and changed its corporate name to NTN Communications, Inc. in 1985. The name was changed to NTN Buzztime, Inc. in 2005 to better reflect the growing role of the Buzztime consumer brand.

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Properties

We lease approximately 7,500 square feet of warehouse space in Hilliard, Ohio for equipment storage. The term of that lease expires in October 2021. We believe that this leased property meets our current needs.

In June 2020, as part of our efforts to reduce our operating expenses and preserve capital as we continue to seek to mitigate the substantial negative impact of the COVID-19 pandemic on our business, we terminated the lease for our former corporate headquarters in Carlsbad, California. When we entered into the lease, we had approximately 86 full-time employees. When we terminated the lease, we had reduced our headcount to 18 employees, all of whom were working remotely. Currently, all of our employees continue to work remotely.

Legal Proceedings

From time to time, we become subject to legal proceedings and claims, both asserted and unasserted, that arise in the ordinary course of business. Litigation in general, and securities litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict. An unfavorable resolution of one or more legal proceedings could materially adversely affect our business, results of operations, or financial condition. In addition, defending any claim requires resources, including cash to pay legal fees and expenses, and our limited financial resources could severely impact our ability to defend any such claim. We are not currently subject to any pending material legal proceedings, except as described below.

We and our directors have been named as defendants in ten substantially similar actions brought by purported stockholders of ours arising out of the Merger: Henson v. NTN Buzztime, Inc., Case No. 1:20-cv-08663 (S.D.N.Y. filed Oct. 16, 2020); Chinta v. NTN Buzztime, Inc., Case No. 1:20-cv-01401 (D. Del. filed Oct. 16, 2020); Monsour v. NTN Buzztime, Inc., Case No. 1:20-cv-08755 (S.D.N.Y. filed Oct. 20, 2020); Amanfo v. NTN Buzztime, Inc., Case No. 1:20-cv-08747 (S.D.N.Y. filed Oct. 20, 2020); Falikman v. NTN Buzztime, Inc., Case No. 1:20-cv-05106 (E.D.N.Y. filed Oct. 23, 2020); Haas v. NTN Buzztime, Inc., Case No. 3:20-cv-02123-BAS-JLB (S.D. Cal. filed Oct. 29, 2020); Carlson v. NTN Buzztime, Inc., Case No. 1:21-cv-00047 (S.D.N.Y. filed Jan. 4, 2021); Finger v. NTN Buzztime, Inc., Case No. 1:21-cv-00728-LGS (S.D.N.Y. filed Jan. 26, 2021); Frank Gallo v. NTN Buzztime, Inc., Case No. 3:21-cv-00157-WQH-AGS (S.D. Cal. filed Jan. 28, 2021); and Nicosia v. NTN Buzztime, Inc., awaiting assignment (D. Del.). Brooklyn has also been named as a defendant in two of the actions (Chinta and Nicosia). These actions assert claims asserting violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder. Henson and Monsour assert additional claims for breach of fiduciary duty. The complaints allege that defendants failed to disclose allegedly material information in the Form S-4 Registration Statement filed with the SEC on October 2, 2020, including (1) certain details regarding any projections or forecasts we or Brooklyn may have made, and the analyses performed by our financial advisor, Newbridge Securities Corporation; (2) conflicts concerning the sales process; and (3) disclosures regarding whether or not we entered into any confidentiality agreements with standstill and/or “don’t ask, don’t waive” provisions. The complaints allege that these purported failures to disclose rendered the Form S-4 false and misleading. The complaints request a preliminary and permanent injunction of the Merger; rescission of the Merger if executed and/or rescissory damages in unspecified amounts; direction to the individual directors to disseminate a compliant Registration Statement; an accounting by us for all alleged damages suffered; a declaration that certain federal securities laws have been violated; and costs, including attorneys’ and expert fees and expenses. Process has been served in Henson, Chinta, Amanfo, Falikman and Carlson, but not in any of the other actions. The deadlines for defendants to respond to the Henson complaint, the Chinta complaint, the Amanfo Complaint, the Falikman complaint and the Carlson complaint are, respectively: February 19, 2021, February 26, 2021, April 5, 2021, March 12, 2021, and March 15, 2021. Although plaintiffs request injunctive relief in their complaints, they have not filed motions for such relief. We and our directors deny the allegations asserted against us in these actions and intend to oppose them vigorously.

Also, from time to time, state and provincial tax agencies have made, and we anticipate will make, inquiries as to whether our service offerings are subject to taxation in their jurisdictions. Many states have expanded their interpretation of their sales and use tax statutes, which generally had the effect of increasing the scope of activities that may be subject to such statutes. We evaluate inquiries from state and provincial tax agencies on a case-by-case basis and have favorably resolved the majority of these inquiries in the past, though we can give no assurances as to our ability to favorably resolve such inquiries in the future. Any such inquiry could, if not resolved favorably to us, materially adversely affect our business, results of operations, or financial condition.

Market Information; Dividends; Related Stockholder Matters

Our common stock is listed on the NYSE American under the symbol “NTN.”

On February 5, 2021, the closing price of our common stock as reported on the NYSE American was $4.32 and there were approximately 295 holders of record.

We have 156,112 shares of Series A Convertible Preferred Stock issued and outstanding. The Series A Convertible Preferred Stock provides for a cumulative annual dividend of 10 cents per share, payable in semi-annual installments in June and December. Dividends may be paid in cash or in shares of our common stock. In each of 2020, 2019 and 2018, we paid approximately $16,000 in cash dividends to the holders of our Series A Convertible Preferred Stock. We expect to pay the dividends on our Series A Convertible Preferred Stock in accordance with its terms, though we may elect to pay the dividend in shares of our common stock in the future.

The Series A Convertible Preferred Stock has no voting rights and has a $1.00 per share liquidation preference over common stock upon any liquidation, dissolution or winding up of us, but is not otherwise entitled to share in the proceeds of any liquidation, dissolution or winding up. The registered holder has the right at any time to convert shares of Series A Convertible Preferred Stock into that number of shares of common stock that equals the number of shares of Series A Convertible Preferred Stock that are surrendered for conversion divided by the conversion rate. At December 31, 2019, the conversion rate was 13.434 and, based on that conversion rate, one share of Series A Convertible Preferred Stock would have converted into approximately 0.0744 shares of common stock, and all the outstanding shares of the Series A Convertible Preferred Stock would have converted into approximately 12,000 shares of common stock in the aggregate. The conversion rate will adjust under the following circumstances:

1.

If we (a) pay a dividend or make a distribution in shares of our common stock, (b) subdivide our outstanding shares of common stock into a greater number of shares, (c) combine our outstanding shares of common stock into a smaller number of shares, or (d) issue by reclassification of our shares of common stock any shares of our common stock (other than a change in par value, or from par value to no par value, or from no par value to par value), then the conversion rate in effect immediately prior to the applicable event will be adjusted so that the holders of the Series A Convertible Preferred Stock will be entitled to receive the number of shares of common stock which they would have owned or have been entitled to receive immediately following the happening of the event, had the Series A Convertible Preferred Stock been converted immediately prior to the record or effective date of the applicable event.

2.

If the outstanding shares of our common stock are reclassified (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision, combination or stock dividend), or if we consolidate with or merge into another corporation and we are not the surviving entity, or if we sell all or substantially all of our property, assets, business and goodwill, then the holders of the Series A Convertible Preferred Stock will thereafter be entitled upon conversion to the kind and amount of shares of stock or other equity securities, or other property or assets which would have been receivable by such holders upon such reclassification, consolidation, merger or sale, if the Series A Convertible Preferred Stock had been converted immediately prior thereto.

3.

If we issue common stock without consideration or for a consideration per share less than the then applicable Equivalent Preference Amount (as defined below), then the Equivalent Preference Amount will immediately be reduced to the amount determined by dividing (A) an amount equal to the sum of (1) the number of shares of common stock outstanding immediately prior to such issuance multiplied by the Equivalent Preference Amount in effect immediately prior to such issuance and (2) the consideration, if any, received by us upon such issuance, by (B) the total number of shares of common stock outstanding immediately after such issuance. The “Equivalent Preference Amount” is the value that results when the liquidation preference of one share of Series A Convertible Preferred Stock (which is $1.00) is multiplied by the conversion rate in effect at that time; thus the conversion rate applicable after the adjustment in the Equivalent Preference Amount as described herein will be the figure that results when the adjusted Equivalent Preference Amount is divided by the liquidation preference of one share of Series A Convertible Preferred Stock.

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NTN’S MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This proxy statement/prospectus/consent solicitation statement, including the discussion below, contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, or the Forward-Looking Statements Safe Harbor, as codified in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts could be deemed forward-looking statements. We have tried, whenever possible, to identify these statements by using words such as “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” or words of similar meaning, or future or conditional verbs, such as “may,” “will,” “should,” “could,” “aims,” “intends” or “projects,” and similar expressions, whether in the negative or the affirmative. Forward-looking statements reflect management’s beliefs and assumptions, are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Forward-looking statements by their nature address matters that are, to different degrees, subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. For us, particular factors that might cause or contribute to such differences include: (1) the risk that the conditions to the closing of the Asset Sale or the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Asset Sale or the Merger; (2) uncertainties as to the timing of the consummation of the Asset Sale or the Merger and the ability of the parties to consummate the Asset Sale or the Merger; (3) risks related to our ability to correctly estimate our operating expenses and our expenses associated with the Asset Sale or the Merger; (4) unexpected costs, charges or expenses resulting from the Asset Sale or the Merger; (5) if the Merger or the Asset Sale is not consummated, our ability to raise substantial capital in the very near-term to allow us to maintain operations and sustain the negative impact of the COVID-19 pandemic on our business and financial condition, and if we are able to sustain such impact, our ability to recover from the impact; (6) our ability to successfully manage our liquidity and our working capital deficit by managing the timing of payments to our third parties; (7) when, and the extent to which, the negative impact of the pandemic will improve, including when a substantial majority of restaurants across the U.S. and Canada will be permitted to offer on-site dining and operate at or close to pre-pandemic levels or when a substantial majority of bars across the U.S. and Canada will be permitted to re-open and operate at or close to pre-pandemic levels, when our customers will re-open, or if they will subscribe to our service if and when they do; (8) the negative impact that measures we implemented and may implement to reduce our operating expenses and planned capital expenses (including investments in our business) may have on our ability to effectively manage and operate our business; (9) our ability to maintain or grow our revenue; and (10) the other risks and uncertainties described in the “Risk Factors” section of this proxy statement/prospectus/consent solicitation statement, in Part I, Item 1A “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (our “2019 10-K”), and described in other documents we file from time to time with the Securities and Exchange Commission, or SEC, including our Current Reports on Form 8-K and our Quarterly Reports on Form 10-Q filed with the SEC thereafter. To the extent the impact of the COVID-19 pandemic adversely affects our business, operations, financial condition and operating results, it may also have the effect of heightening many of the other risks described in the Risk Factors section of this proxy statement/prospectus/consent solicitation statement and in Part I, Item 1A “Risk Factors” included in our 2019 10-K.

Readers are urged not to place undue reliance on the forward-looking statements in this discussion, which speak only as of the date of this proxy statement/prospectus/consent solicitation statement. We are including this cautionary note to make applicable, and take advantage of, the safe harbor provisions of the Forward-Looking Statements Safe Harbor.

We believe that the expectations reflected in forward-looking statements in this discussion or incorporated herein by reference are based upon reasonable assumptions at the time made. However, given the risks and uncertainties, you should not rely on any forward- looking statements as a prediction of actual results, developments or other outcomes. You should read these forward-looking statements with the understanding that we may be unable to achieve projected results, developments or other outcomes and that actual results, developments or other outcomes may be materially different from what we expect. You are cautioned not to place undue reliance on these forward-looking statements.

We intend forward-looking statements to speak only as of the time they are made. Except as required by law, we do not undertake, and expressly disclaim any obligation, to disseminate, after the date hereof, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. See also “Special Note Regarding Forward-Looking Statements” elsewhere in this proxy statement/prospectus/consent solicitation statement.

Unless the context indicates or suggests otherwise, reference to “NTN,” “Buzztime,” “we”, “our”, “us” and the “Company” in this section refers to the consolidated operations of NTN Buzztime, Inc.

Introduction

The following management’s discussion and analysis of financial condition and results of operations is provided as a supplement to, and should be read in conjunction with, NTN’s financial statements and the accompanying notes thereto, and other disclosures included in this proxy statement/prospectus/consent solicitation statement, to help provide an understanding of our financial condition, the changes in our financial condition and our results of operations. All dollar amounts (US$) in this discussion are rounded to the nearest thousand. Our discussion is organized as follows:

●	Overview. This section provides a general description of our business and highlights significant events or transactions that we believe are important in understanding our financial condition and results of operations.

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●	Results of Operations. This section provides an analysis of our results of operations presented in our consolidated statements of operations included in this proxy statement/prospectus/consent solicitation statement by (a) comparing the results for the three and nine months ended September 30, 2020 to the results for the three and nine months ended September 30, 2019 and (b) comparing the results for our two most recently completed fiscal years.

●	Liquidity and Capital Resources. This section provides an analysis of our historical cash flows and our future capital requirements.

●	Off-Balance Sheet Arrangements. This section provides information related to any off-balance sheet arrangement we may have that would affect our consolidated finance statements.

●	Critical Accounting Policies and Estimates. This section lists our significant accounting policies, including any material changes in our critical accounting policies, estimates and judgments during the year ended December 31, 2019 from those described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for the year ended December 31, 2018. There were no material changes in our critical accounting policies, estimates and judgments during the three or nine months ended September 30, 2020 from those described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our 2019 10-K.

●	Recent Accounting Pronouncements. This section provides information related to new or updated accounting guidance that may impact our consolidated financial statements.

Overview

We deliver interactive entertainment and innovative technology to our partners in a wide range of verticals – from bars and restaurants to casinos and senior living centers. By enhancing the overall guest experience, we believe we help our hospitality partners acquire, engage, and retain patrons.

Through social fun and friendly competition, our platform creates bonds between our hospitality partners and their patrons, and between patrons themselves. We believe this unique experience increases dwell time, revenue, and repeat business for venues – and has also created a large and engaged audience which we connect with through our in-venue TV network. Until the significant disruptions to the restaurant and bar industry resulting from the COVID-19 pandemic that began in March 2020, over 1 million hours of trivia, card, sports and arcade games were played on our network each month. Since March 2020, approximately 100,000 hours per month of such games have been played on our network each month.

We generate revenue by charging subscription fees to our partners for access to our 24/7 trivia network, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling digital-out-of-home (DOOH) advertising direct to advertisers and on national ad exchanges, by licensing our entertainment and trivia content to other parties, and by providing professional services such as custom game design or development of new platforms on our existing tablet form factor. Until February 1, 2020, we also generated revenue from hosting live trivia events. We sold all our assets used to host live trivia events in January 2020.

Recent Business Developments

For a discussion of significant events, circumstances and transactions that are important in understanding our financial condition and results of operations for the periods presented in the consolidated financial statements of NTN included in this proxy statement/prospectus/consent solicitation statement, please see the section entitled “NTN Business Prior to the Merger and Asset Sale—Recent Business Developments” in this proxy statement/prospectus/consent solicitation statement.

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Strategic Process; Proposed Merger and Proposed Asset Sale

Since 2018, we have been exploring and evaluating strategic alternatives focused on maximizing shareholder value, while also exploring and evaluating financing alternatives to increase the likelihood that we would be able to avoid a restructuring (such as a reorganization, bankruptcy, or assignment for the benefit of creditors) or a dissolution, liquidation and/or winding up of our company, in the event the strategic process does not result in a transaction.

On August 12, 2020, we entered into the Merger Agreement and, on September 18, 2020, we entered into the Asset Purchase Agreement. If the Merger and the Asset Sale are completed, we will sell to eGames.com all of our right, title and interest in and to the assets relating to our business of licensing our interactive entertainment network and services and the tablets and related equipment used therein, as described in the section entitled “The Asset Sale” in this proxy statement/prospectus/consent solicitation statement, and our business will become the business of Brooklyn, as described in the section entitled “Brooklyn Business” in this proxy statement/prospectus/consent solicitation statement. Assuming the Merger closes, the combined company will focus its resources on executing Brooklyn’s business plan, and the combined company would have no use for the assets related to NTN’s historical business. For a discussion of the background of the Merger and the Asset Sale and a discussion of the reasons for the Merger and the Asset Sale, please see the sections entitled “Background of the Asset Sale and the Merger” and “Reasons for the Asset Sale and the Merger” in this proxy statement/prospectus/consent solicitation statement.

Pursuant to, and on the terms and subject to the conditions of, the Merger Agreement, at the closing of the Merger, Brooklyn will become our wholly owned subsidiary. At the effective time of the Merger, Brooklyn’s members will exchange their equity interests in Brooklyn for shares of NTN common stock representing between approximately 94.08% and 96.74% of the outstanding common stock of NTN immediately following the effective time of the Merger on a fully diluted basis (less a portion of such shares which will be allocated to Maxim in respect of the success fee owed to it by Brooklyn), and NTN’s stockholders as of immediately prior to the effective time, will own between approximately 5.92% and 3.26% of the outstanding common stock of NTN immediately after the effective time of the Merger on a fully diluted basis. The exact number of shares to be issued in the Merger will be determined pursuant to a formula in the Merger Agreement and described in more detail in the section entitled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/consent solicitation statement.

Upon completion of the Merger, the board of directors of the combined company is expected to consist entirely of individuals designated by Brooklyn and the officers of the combined company are expected to be members of Brooklyn’s current management team. The Merger is intended to be a tax-deferred transaction as described in Section 351(a) of the Code.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by NTN’s stockholders and by the beneficial holders of the Class A membership units of Brooklyn. The Merger Agreement contains certain termination rights for each of NTN and Brooklyn, including that either party may terminate the Merger Agreement if the Merger has not been consummated by December 31, 2020, subject to extension under specified circumstances. On November 8, 2020, NTN provided written notice to Brooklyn and to eGames.com to extend the end date of the Merger Agreement and the Asset Purchase Agreement to March 1, 2021, and on January 7, 2021, NTN provided written notice to Brooklyn and to eGames.com to further extend the end date of the Merger Agreement and the Asset Purchase Agreement to April 30, 2021. The Merger Agreement also provides that, upon the termination of the Merger Agreement under specified circumstances, NTN or Brooklyn will be required to pay the other party a $750,000 termination fee or reimburse the other party for up to $250,000 of its third party expenses.

We devoted significant resources and effort to identify, evaluate and negotiate the Merger Agreement with Brooklyn and the Asset Purchase Agreement with eGames.com, and continue to devote significant resources and effort to consummate the transactions contemplated by the Merger Agreement and the Asset Purchase Agreement. However, no assurances are, or can be given, that the Merger or the Asset Sale will be consummated.

If the Merger is not completed, we cannot predict whether and to what extent we would be successful in consummating an alternative transaction, the timing of such a transaction or our future cash needs required to complete such a transaction, and we may choose or be forced to effectuate a restructuring or to dissolve and liquidate our assets. Even if the Merger is completed, it ultimately may not deliver the anticipated benefits or enhance stockholder value.

If neither the Merger nor the Asset Sale are completed, we will reconsider our strategic alternatives and while we could attempt to complete another strategic transaction like the Merger or the Asset Sale or continue to operate our business, based on the strategic process conducted to date and because of our limited cash and resources, we would likely be required to dissolve and liquidate our assets. In such case, we would be required to pay all our debts and contractual obligations and to set aside certain reserves for potential future claims.

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If the Merger does not close and the Asset Sale closes, we may attempt to find another reverse merger partner or dissolve and liquidate our assets. Because the NYSE Regulation, Inc. may begin delisting proceedings if we had no assets or operations and due to our limited cash availability, we may be unable to identify and complete another reverse merger and we would likely be required to dissolve and liquidate our assets. In such case, we would be required to pay all our debts and contractual obligations and to set aside certain reserves for potential future claims.

If the Merger closes and our stockholders do not approve the Asset Sale Proposal, the combined company will focus its resources on executing Brooklyn’s business plan, and the board of directors of the combined company may elect to, among other things, attempt to sell or otherwise dispose of the assets related to our historical business, including to eGames.com under the Asset Purchase Agreement. Because as of immediately following the closing of the Merger, the assets related to our historical business are not expected to constitute all or substantially all of the combined company’s assets, the combined company may be able sell or otherwise dispose of the assets related to our historical business without stockholder approval, including to eGames.com under the Asset Purchase Agreement.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2020 to the Three and Nine Months Ended September 30, 2019

We incurred a net loss of $1,481,000 and $4,722,000 for the three and nine months ended September 30, 2020, compared to a net loss of $351,000 and $754,000 for the three and nine months ended September 30, 2019.

Revenue

We generate revenue by charging subscription fees to our partners for access to our 24/7 trivia network, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling DOOH advertising direct to advertisers and on national ad exchanges, by licensing our entertainment and trivia content to other parties, and by providing professional services such as custom game design or development of new platforms on our existing tablet form factor. Until February 1, 2020, we also generated revenue from hosting live trivia events. We sold all our assets used to host live trivia events in January 2020. The table below summarizes the type of revenue we generated for the three and nine months ended September 30, 2020 and 2019 and the change in such revenue between the two periods:

	Three months ended September 30,
	2020		2019
	$	% of Total Revenue	$	% of Total Revenue	$ Change	% Change
Subscription revenue	1,053,000	71.3%	3,723,000	81%	(2,670,000)	(71.7)%
Hardware revenue	379,000	25.7%	11,000	0%	368,000	3,345.5)%
Other revenue	45,000	3.0%	846,000	19%	(801,000)	(94.7)%
Total	1,477,000	100.0%	4,580,000	100%	(3,103,000)	(67.8)%

	Nine months ended September 30,
	2020		2019
	$	% of Total Revenue	$	% of Total Revenue	$ Change	% Change
Subscription revenue	3,779,000	82%	11,356,000	78%	(7,577,000)	(67)%
Hardware revenue	421,000	9%	811,000	6%	(390,000)	(48)%
Other revenue	425,000	9%	2,471,000	17%	(2,046,000)	(83)%
Total	4,625,000	100%	14,638,000	100%	(10,013,000)	(68)%

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Subscription Revenue

The decrease in subscription revenue for the three and nine months ended September 30, 2020 was due to lower average site count, lower average revenue per site and the impact of the COVD-19 pandemic on our business when compared to the same periods in 2019. We previously reported that our subscription revenue would materially decrease beginning in the first quarter of 2020 if we did not add network subscribers or other revenue sources sufficient to replace the revenue historically received from Buffalo Wild Wings corporate-owned restaurants and its franchisees, after our existing relationships with BWW terminated in November 2019. To date, we have not offset the lost subscription revenue from Buffalo Wild Wings corporate-owned restaurants and its franchisees, and, in light of the substantial negative impact the pandemic has had, continues to have and is expected to continue to have, on the restaurant and bar industry and on our business, and taking into account the measures we implemented in response to the impact of the pandemic on our business to reduce operating expenses and preserve capital, including reducing our headcount and sales and marketing team, we do not expect that will be able to do so in the foreseeable future.

Because shelter-in-place orders and governmental orders and restrictions on the operations of restaurants and bars to shut-down or close all on-site dining were generally issued toward the end of the first quarter of 2020, the negative impacts of the COVID-19 pandemic on our subscription revenue were significantly greater in the second quarter of 2020 compared to the first quarter of 2020. Although restrictions have been lifted or reduced for many of our customers, our subscription revenue suffered during the third quarter of 2020 and we expect that it will continue to suffer as a result of the pandemic, including because we expect governmental orders and restrictions impacting restaurants and bars will remain in effect or be reinstated in response to resurgences in COVID-19 cases. See the section entitled “Risk Factors—Risks Related to NTN Prior to the Merger” in this proxy statement/prospectus/consent solicitation statement, for additional information regarding the impact of the pandemic on our business and outlook.

ASC No. 606 specifies certain criteria that an arrangement with a customer must have in order for a contract to exist for purposes of revenue recognition, one of which is that it must be probable that we will collect the consideration to which we will be entitled under the contract. As a result of the impact that the COVID-19 pandemic has had, and continues to have, on our customers, we determined that due to the uncertainty of collectability of the subscription fees for certain customers, our arrangement with those customers no longer meets all the criteria needed for a contract to exist for revenue recognition purposes. Therefore, we did not recognize revenue for these customers and fully reserved for accounts receivable in the allowance for doubtful accounts. We only recognize revenue for the arrangements that continued to meet the contract criteria, including the criteria that collectability was probable.

The table below provides a geographic breakdown of our site count as of the date indicated:

	Network Subscribers as of September 30,
	2020	2019
United States	981	2,431
Canada	99	134
Total	1,080	2,565

Hardware Revenue

The increase in hardware revenue for the three months ended September 30, 2020 was due to the final delivery of tablets to our jail services partner. In September 2020, we entered into an agreement with our jail service partner to terminate our existing contract and cancel the remaining tablets to be delivered under our contract. We expect our hardware revenue to materially decrease in the future.

The decrease in hardware revenue for the nine months ended September 30, 2020 was primarily due to decreased sales-type lease arrangements when compared to the same periods in 2019. As previously reported, we did not, and do not, expect to continue recognizing hardware revenue under sales-type lease arrangements during 2020 or thereafter.

Other Revenue

The decrease in other revenue for the three and nine months ended September 30, 2020 was primarily due to a decrease in revenue from our live-hosted trivia events when compared to the same periods in 2019 as a result of the sale in January 2020 of all our assets used to conduct such events. We do not expect to recognize revenue from live-hosted trivia events in the future.

We also recognized less license revenue and advertising revenue during the three and nine months ended September 30, 2020 when compared to the same periods in 2019. We expect our advertising revenue will continue to be materially adversely impacted because of a decrease in advertising sales arising from a slowdown in consumer traffic in the restaurant and bars that subscribe to our service as a result of the COVID-19 pandemic.

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Direct Operating Costs and Gross Margin

A comparison of direct operating costs and gross margin for the periods indicated is shown in the table below:

	Three months ended September 30,
	2020	2019	Change	% Change
Revenues	$1,477,000	$4,580,000	$(3,103,000)	(68)%
Direct Operating Costs	801,000	1,344,000	(543,000)	(40)%
Gross Margin	$676,000	$3,236,000	$(2,560,000)	(79)%

Gross Margin Percentage	46%	71%

	Nine months ended September 30,
	2020	2019	Change	% Change
Revenues	$4,625,000	$14,638,000	$(10,013,000)	(68)%
Direct Operating Costs	2,364,000	4,545,000	(2,181,000)	(48)%
Gross Margin	$2,261,000	$10,093,000	$(7,832,000)	(78)%

Gross Margin Percentage	49%	69%

For the three months ended September 30, 2020, the decrease in direct operating costs was primarily due to decreased (1) direct wages of approximately $313,000 as a result of no longer providing live-hosted trivia events after January 2020 following the sale of all our assets used to conduct those events; (2) depreciation expense of $302,000; (3) service provider and freight expense of approximately $152,000; and (4) other miscellaneous expenses of $78,000, in each case, when compared to the same period in 2019. These decreased expenses were offset by increased equipment expense of approximately $303,000 as a result of the delivery of tablets to our jail services provider during the three months ended September 30, 2020 compared to the same period in 2019.

For the nine months ended September 30, 2020, the decrease in direct costs was primarily due to decreased (1) direct wages of approximately $828,000 as a result of no longer providing live-hosted trivia events after January 2020; (2) equipment expense of approximately $71,000 due primarily to reduction in hardware revenue; (3) depreciation expense of $677,000; (4) service provider and freight expense of approximately $398,000; and (5) other miscellaneous expenses of $206,000, in each case, when compared to the same period in 2019.

The decrease in gross margin for the three and nine months ended September 30, 2020 was primarily due to the reduction in revenue when compared to the same periods in 2019. Additionally, certain fixed costs, such as direct depreciation and amortization expense, negatively impacted gross margins for the three and nine months ended September 30, 2020 when compared to the same periods in 2019.

Operating Expenses

	Three months ended September 30,
	2020	2019	Change
Selling, general and administrative	$2,068,000	$3,413,000	$(1,345,000)

Impairment of capitalized software	$-	$51,000	$(51,000)

Depreciation and amortization (non-direct)	$26,000	$88,000	$(62,000)

	Nine months ended September 30,
	2020	2019	Change
Selling, general and administrative	$6,743,000	$10,303,000	$(3,560,000)

Impairment of capitalized software	$238,000	$52,000	$186,000

Impairment of goodwill	$662,000	$-	$662,000

Depreciation and amortization (non-direct)	$189,000	$273,000	$(84,000)

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Selling, General and Administrative Expenses

The decrease in selling, general and administrative expenses for the three and nine months ended September 30, 2020 when compared to the same period in 2019 was primarily due to decreased (1) payroll and related expense of $1,498,000 and $3,320,000, respectively, as a result of reduced headcount; (2) marketing fees of $168,000 and $609,000, respectively, due to managing discretionary spending; (3) lease expense of approximately $118,000 and $127,000, respectively, due to terminating our lease and vacating our corporate headquarters in June 2020, and (4) miscellaneous expense of $192,000 and $208,000, respectively, in each case, when compared to the same periods in 2019. These decreases were partially offset by increased professional fees of $630,000 and $613,000 for the three and nine months ended September 30, 2020, respectively, primarily due to costs associated with the Merger and Asset Sale transactions.

In light of the recent measures we implemented to reduce operating expenses and to preserve capital, we expect our selling, general and administrative expenses to continue to decrease in the fourth quarter of 2020 when compared to the prior year period. However, such actions, and any similar actions we may implement in the future, could adversely affect our business and we may not realize the operation or financial benefits of such actions.

Impairment of Capitalized Software

For the nine months ended September 30, 2020, we abandoned certain capitalized software development projects that we concluded were no longer a current strategic fit or for which we determined that the marketability of the content had decreased due to obtaining additional information regarding the specific purpose for which the content was intended. We did not incur any impairment charges during the three months ended September 30, 2020. For the three and nine months ended September 30, 2019, we also abandoned certain capitalized software projects, which resulted in impairments charges during each of those periods.

Impairment of Goodwill

Through March 31, 2020, we had goodwill resulting from the excess of costs over the fair value of assets we acquired in 2003 related to our Canadian business (the “Reporting Unit”). Goodwill and intangible assets acquired in a purchase combination that are determined to have an indefinite useful life are not amortized, but instead are assessed annually, or at interim periods, for impairment based on qualitative factors, such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant events, to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Reporting Unit is less than its carrying amount. If there are indications of impairment, then we perform a quantitative impairment test.

During out evaluation of impairment indicators as of March 31, 2020, we determined that the uncertainty relating to the impact of the COVID-19 pandemic on the Reporting Unit’s future operating results represented an indicator of impairment. Accordingly, we compared the estimated fair value of the Reporting Unit to its carrying value at March 31, 2020, determined that a full impairment loss was warranted and recognized an impairment charge of $662,000 for the nine months ended September 30, 2020, all of which was recorded during the three months ended March 31, 2020. There was no goodwill impairment recorded for the three or nine months ended September 30, 2019.

Depreciation and Amortization

The decrease in depreciation and amortization expense for the three and nine months ended September 30, 2020 was primarily due to various equipment becoming fully depreciated and not replacing with new assets, and as a result of writing off our leasehold improvement assets when we terminated our lease and vacated our corporate headquarters in June 2020.

Other Income (Expense), Net

	Three months ended September 30,		Increase in other
	2020	2019	expense, net
Total other expense, net	$(82,000)	$(16,000)	$(66,000)

	Nine months ended September 30,		Increase in other
	2020	2019	income, net
Total other income (expense), net	$826,000	$(189,000)	$1,015,000

207

For the three months ended September 30, 2020, the increase in other expense, net, was primarily due to increased foreign currency losses related to our Canadian subsidiary and losses related to the disposal or sale of assets, offset by a decreased interest expense due to lower long-term debt balances when compared to the same period in 2019.

For the nine months ended September 30, 2020, the increase in other income, net was primarily due to a $1,225,000 gain related to the sale of all our assets used to conduct live-hosted trivia events, increased foreign currency gains related to our Canadian subsidiary, and decreased interest expense due to lower long-term debt balances, offset by a $286,000 loss related to the terminating our leases and disposing of related fixed assets, in each case, when compared to the same period in 2019.

Income Taxes

	Three months ended September 30,
	2020	2019	Change
Benefit (provision) for income taxes	$19,000	$(19,000)	$38,000

	Nine months ended September 30,
	2020	2019	Change
Benefit (provision) for income taxes	$23,000	$(30,000)	$53,000

We expect to incur state income tax liability in 2020 related to our U.S. operations. For the nine months ended September 30, 2020, an impairment to goodwill resulted in a net tax benefit in Canada. We have established a full valuation allowance for substantially all of our deferred tax assets, including the net operating loss carryforwards, since we do not believe that we are more likely than not to generate future taxable income to realize these assets.

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Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

We generated a net loss of $2,047,000 for the year ended December 31, 2019, compared to a net loss of $259,000 for the year ended December 31, 2018.

Revenue

We generate revenue by charging subscription fees to our partners for access to our 24/7 trivia network, by charging equipment fees to select partners for use of tablets and other equipment, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling digital-out-of-home (DOOH) advertising direct to advertisers and on national ad exchanges, by licensing our entertainment and trivia content to other parties, and by providing professional services such as custom game design or development of new platforms on our existing tablet form factor. Up until February 1, 2020, we also generated revenue by hosting live trivia events. (See Note 18 to the NTN consolidated financial statements for the year ended December 31, 2019 that are included in this proxy statement/prospectus/consent solicitation statement.) The table below summarizes the type of revenue we generated for the years ended December 31, 2019 and 2018:

	Years ended December 31,
	2019		2018
	$	% of Total Revenue	$	% of Total Revenue	Change $	% Change
Subscription revenue	14,278,000	72.1%	16,031,000	68.7%	(1,753,000)	(10.9)%
Hardware revenue	2,350,000	11.9%	3,589,000	15.4%	(1,239,000)	(34.5)%
Other revenue	3,178,000	16.0%	3,715,000	15.9%	(537,000)	(14.5)%
Total	19,806,000	100.0%	23,335,000	100.0%	(3,529,000)	(15.1)%

Subscription Revenue

The decrease in subscription revenue year-over-year was primarily due to lower average site count and lower average revenue per site in 2019 compared to 2018. In November 2019, our agreements with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees terminated in accordance with their terms.

The table below provides a geographic breakdown of our site count as of the date indicated:

	Network Subscribers as of December 31,
	2019	2018
United States	1,318	2,499
Canada	122	140
Total	1,440	2,639

Hardware Revenue

The decrease in hardware revenue year-over-year was primarily due to decreased sales-type lease arrangements in 2019 compared to 2018, offset by increased sales of our tablets to a third-party using our tablets and operating system to deliver its services in jails.

Other Revenue

The decrease in other revenue year-over-year was primarily due to a decrease in revenue for professional services performed in 2019 compared to 2018, partially offset by increased advertising and licensing revenue in 2019 compared to 2018.

209

Direct Costs and Gross Margin

The following table compares the direct costs and gross margin for the years ended December 31, 2019 and 2018:

	For the years ended December 31,
	2019	2018	Change
Revenues	$19,806,000	$23,335,000	$(3,529,000)
Direct Costs	7,483,000	8,070,000	(587,000)
Gross Margin	$12,323,000	$15,265,000	$(2,942,000)

Gross Margin Percentage	62.2%	65.4%

The decrease in direct costs year-over-year was primarily due to decreased (i) equipment expense of approximately $823,000 related to lower hardware revenue, (ii) service provider and freight expense of $384,000 and (iii) license fees of $137,000, partially offset by increased (a) equipment expense of approximately $676,000 related to writing off certain older tablets and the related cases during the fourth quarter ended December 31, 2019 for which we did not expect to generate future cash flows, (b) depreciation expense of $69,000 and (c) other miscellaneous expense of $13,000.

Operating Expenses

	For the years ended December 31,
	2019	2018	Change
Selling, general and administrative	$13,175,000	$14,463,000	$(1,288,000)

Impairment of capitalized software	$550,000	$23,000	$527,000

Impairment of goodwill	$-	$261,000	$(261,000)

Depreciation and amortization (non-direct)	$360,000	$315,000	$45,000

Selling, General and Administrative Expenses

The decrease in selling, general and administrative expenses year-over-year was primarily due to decreased (i) payroll and related expense of $980,000, (ii) professional fees of $303,000 due to fewer consulting and legal expenses and (iii) occupancy expense of $150,000 related to the lease for our new headquarters that we moved to in December 2018. These decreases were partially offset by increased (a) bad debt expense of $118,000, (b) marketing expense of $87,000 and (c) miscellaneous expenses of $61,000.

Impairment of Capitalized Software

Impairment of capitalized software increased for the year ended December 31, 2019 as a result of abandoning certain capitalized software development projects that we concluded were no longer a current strategic fit or for which we determined that the marketability of the content had decreased due to obtaining additional information regarding the specific purpose for which the content was intended.

210

Impairment of Goodwill

We have goodwill resulting from the excess of costs over the fair value of assets we acquired in 2003 related to our Canadian business (the “Reporting Unit”). Goodwill and intangible assets acquired in a purchase combination that are determined to have an indefinite useful life are not amortized, but instead are assessed annually, or at interim periods, for impairment based on qualitative factors, such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant events, to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Reporting Unit is less than its carrying amount. If there are indications of impairment, then we perform a quantitative impairment test. We performed the quantitative impairment test of our goodwill in each of the years ended December 31, 2019 and 2018, as we determined that because of declines in revenue of the Reporting Unit, the decline in our stock price and other general market conditions, it was more likely than not that there were indications of impairment. We used three methods of determining the fair value of the Reporting Unit: the public company market method, the transaction market method and the income method. Each method was equally weighted to calculate the total estimated fair value of the Reporting Unit, and then we compared this fair value to the carrying value of the Reporting Unit. The impairment test performed during 2018 resulted in the carrying value exceeding the fair value. Accordingly, we recognized a goodwill impairment loss of $261,000 during the year ended December 31, 2018. The impairment test performed during 2019 resulted in the fair value exceeding the carrying value. Therefore, we did not record any goodwill impairment for the year ended December 31, 2019.

Depreciation and Amortization

The increase in depreciation and amortization expense year-over-year was primarily due to our leasehold improvement asset we recognized as a result of our move to our new headquarters in December 2018. The leasehold improvement asset was being depreciated over the term of the lease, which was 89 months. However, the lease to our corporate headquarters was terminated early on June 30, 2020 by agreement between us and the lessor.

Other (Expense) Income, Net

	For the years ended December 31,		Decrease in
	2019	2018	other expense, net
Interest expense, net	$(249,000)	$(389,000)
Other expense, net	(9,000)	(137,000)
Total other expense, net	$(258,000)	$(526,000)	$268,000

The decrease in other expense, net was primarily related to decreased interest expense resulting from lower debt balances and gains from the sale of equipment, partially offset by increased foreign currency losses related to the operations of our Canadian subsidiary for the year ended December 31, 2019 when compared to 2018.

Income Taxes

	For the years ended December 31,
	2019	2018
(Provision) benefit for income taxes	$(27,000)	$64,000

We expect to incur state income tax liability in 2019 related to our U.S. operations. We also expect to incur an income tax liability in 2019 in Canada due to the profitability of our Canadian subsidiary. During the year ended December 31, 2018, an impairment to goodwill resulted in a deferred tax benefit under GAAP, which resulted in a net tax benefit in Canada.

EBITDA—Consolidated Operations

EBITDA is not intended to represent a measure of performance in accordance with GAAP. Nor should EBITDA be considered as an alternative to statements of cash flows as a measure of liquidity. We include EBITDA because we believe it is a measure of operating performance that financial analysts, lenders, investors and other interested parties find to be a useful tool for analyzing companies like us that carry significant levels of non-cash depreciation and amortization charges compared to their net income or loss calculation in accordance with GAAP.

211

The reconciliation of our consolidated net loss calculated in accordance with GAAP to EBITDA for the years ended December 31, 2019 and 2018 is shown in the table below. EBITDA should not be considered as substitutes for, or superior to, net loss calculated in accordance with GAAP.

	For the years ended December 31,
	2019	2018
Net loss per GAAP	$(2,047,000)	$(259,000)
Interest expense, net	249,000	389,000
Income tax provision (benefit)	27,000	(64,000)
Depreciation and amortization	2,877,000	2,764,000
EBITDA	$1,106,000	$2,830,000

Liquidity and Capital Resources

As of September 30, 2020, we had cash, cash equivalents and restricted cash of approximately $1.7 million, including the $1.0 million bridge loan we received in connection with entering into the Asset Purchase Agreement, which is discussed further below, compared to approximately $3.4 million as of December 31, 2019. During the three and nine months ended September 30, 2020, we incurred a net loss of $1,481,000 and $4,722,000, respectively. We generated a net loss of $2,047,000 for the year ended December 31, 2019 and a net loss of $259,000 for the year ended December 31, 2018.

In connection with preparing our financial statements as of and for the three and nine months ended September 30, 2020, our management evaluated whether there are conditions or events, considered in the aggregate, that are known and reasonably knowable that would raise substantial doubt about our ability to continue as a going concern through twelve months after the date that such financial statements are issued.

In connection with the entering into the Asset Purchase Agreement on September 18, 2020, on behalf of eGames.com, we received a $1.0 million loan from Fertilemind Management, LLC, an affiliate of eGames.com. On December 1, 2020 and on January 12, 2021, on behalf of eGames.com, we received an additional $500,000 loan and $200,000 loan, respectively, from Fertilemind. The proceeds from all three loans will be applied toward the $2.0 million purchase price under the Asset Purchase Agreement. If the Asset Sale does not close, the principal amount of the loans and accrued interest thereon is due and payable upon the earlier of (i) the termination of the Asset Purchase Agreement, (ii) the closing of a Business Combination (as defined in the promissory note evidencing the loan), and (iii) April 30, 2021. See “—Bridge Loans,” below, for additional information.

Our primary source of capital is cash from operations. We have experienced material decreases in subscription revenue, advertising revenue and cash flows from operations as a result of the impact of the COVID-19 pandemic on the restaurant and bar industry. We expect the negative impact on our business to continue for as long as restaurants and bars continue to be negatively impacted by the pandemic, and which may continue thereafter if restaurants and bars seek to reduce their operating costs or choose not to re-open even if governmental orders and restrictions are eased or lifted.

As a result of the impact of the pandemic on our business and taking into account our current financial condition and our existing sources of projected revenue and our projected subscription revenue, advertising revenue and cash flows from operations, we believe we will have sufficient cash resources to pay forecasted cash outlays only through mid-March 2021, assuming we are able to continue to successfully manage our working capital deficit by managing the timing of payments to our vendors and other third parties. We expect that the earliest the Asset Sale and the Merger could be completed is during the week of March 15, 2021. If the completion of the Asset Sale and the Merger is delayed beyond that week, we will need to raise additional capital to maintain operations through the completion of the Asset Sale and the Merger, and we currently have no arrangements for such capital.

212

As discussed in greater detail in the section entitled “—Overview—Strategic Process; Proposed Merger and Proposed Asset Sale,” if we do not complete the Merger for any reason, we would likely be required to dissolve and liquidate our assets, and we would be required to pay all our debts and contractual obligations and set aside certain reserves for potential future claims. In such event, our investors may lose their entire investment. While we could attempt to complete another strategic transaction like the Merger or to raise additional capital through equity financings and/or alternative sources of debt to allow us to continue as a going concern, based on the strategic process conducted to date, we do not believe that we would be able to identify and complete another reverse merger or consummate a financing to obtain sufficient additional financial resources when needed, on acceptable terms, or at all.

Based on the factors described above, management concluded that there is substantial doubt regarding our ability to continue as a going concern through the twelve month period following the date of this proxy statement/prospectus/consent solicitation statement. The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern.

Avidbank Term Loan

Under a loan and security agreement we entered into with Avidbank in September 2018, or the Original LSA, we borrowed $4,000,000 in the form of a 48-month term loan, all of which we used to pay-off the $4,050,000 of principal borrowed from our then-existing lender. In February 2020, we made a pre-payment on the term loan of approximately $150,000 following the sale in January 2020 of all our assets used to conduct live-hosted trivia events. In March 2020, we entered into an amendment to the Original LSA. We refer to the Original LSA, as amended, as the Avidbank LSA. In connection with entering into the amendment, we made a $433,000 payment on our term loan, which included the $83,333 monthly principal payment for March 2020 plus accrued interest and a $350,000 principal prepayment. As of September 30, 2020, the outstanding principal balance on the term loan was $725,000. All amounts owing under the term loan were paid on December 31, 2020, when the term loan matured, and Avidbank released its security interest in all of our existing personal property. See Note 9 to the NTN unaudited condensed consolidated financial statements included herein for additional information regarding the Avidbank LSA.

We incurred approximately $26,000 of debt issuance costs related to the Original LSA and the amendment to the LSA. The debt issuance costs are being amortized to interest expense using the effective interest rate method over the life of the loan. The debt issuance costs were fully amortized as of December 31, 2020.

213

Paycheck Protection Program Loan

On April 18, 2020, we issued a note in the principal amount of approximately $1,625,000 evidencing a loan (the “PPP Loan”) we received under the Paycheck Protection Program (the “PPP”) of the Coronavirus Aid, Relief, and Economic Security Act administered by the U.S. Small Business Administration (the “CARES Act”). The PPP Loan matures on April 18, 2022 and bears interest at a rate of 1.0% per annum. We began making monthly interest only payments on November 18, 2020. One final payment of all unforgiven principal plus any accrued unpaid interest is due at maturity. Under the terms of the PPP, we may prepay the PPP Loan at any time with no prepayment penalties. As of September 30, 2020, the outstanding principal balance of the PPP Loan was $1,625,000.

Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they used for qualifying expenses as described in the CARES Act. In October 2020, we submitted our loan forgiveness application for the PPP Loan, and in November 2020, our lender informed us that the U.S Small Business Administration approved the forgiveness of approximately $1,093,000 of the $1,625,000 loan, leaving a principal balance of approximately $532,000, all of which, plus accrued and unpaid interest, is due at the closing of the Asset Sale, if the Asset Sale occurs, or at the closing of the Merger, if the Merger occurs.

Bridge Loans

In connection with entering into the Asset Purchase Agreement, we issued to Fertilemind an unsecured promissory note (the “First Note”) in the principal amount of $1,000,000, evidencing a $1,000,000 loan received from Fertilemind on behalf of eGames.com. As described below, until December 1, 2020, the principal amount of the First Note accrued interest at the rate of 8% per annum (increasing to 15% per annum upon the occurrence of an event of default), compounded annually. On November 19, 2020, eGames.com agreed to loan, or cause Fertilemind, on behalf of eGames.com, to loan an additional $500,000 to us on December 1, 2020. Upon receipt of such $500,000 loan, on December 1, 2020, we issued a second unsecured promissory note (the “Second Note”) evidencing such loan. In connection with borrowing the additional $500,000 loan, the interest rate of the First Note increased from 8% to 10% beginning on December 1, 2020. On January 12, 2021, eGames.com agreed to loan, or cause Fertilemind, on behalf of eGames.com, to loan an additional $200,000 to us on January 12, 2021. Upon receipt of such $200,000 loan, on January 12, 2021, we issued a third unsecured promissory note (the “Third Note,” and together with the First Note and the Second Note, the “Bridge Notes”) evidencing such loan. The principal amount of the Second Note and the Third Note accrues interest at the rate of 10% per annum (increasing to 15% per annum upon the occurrence of an event of default), compounded annually. The principal amount of the Bridge Notes and accrued interest thereon is due and payable upon the earlier of (i) the termination of the Asset Purchase Agreement, (ii) the closing of a Business Combination (as defined in the Bridge Notes), and (iii) April 30, 2021. Upon the closing of the Asset Sale, the outstanding principal amount of the Bridge Notes and all accrued and unpaid interest thereon will be applied against the purchase price under the Asset Purchase Agreement, and the Bridge Notes will be extinguished. We may use the proceeds under the Bridge Notes for, among other things, the payment of obligations related to the transactions contemplated by the Asset Purchase Agreement and the Merger and other general working capital purposes.

The Bridge Notes include customary events of default, including if any portion of either of the Bridge Notes is not paid when due; if we default in the performance of any other material term, agreement, covenant or condition of either of the Bridge Notes, subject to a cure period; if any final judgment for the payment of money is rendered against us and we do not discharge the same or cause it to be discharged or vacated within 90 days; if we make an assignment for the benefit of creditors, if we generally does not pay its debts as they become due; if a receiver, liquidator or trustee is appointed for us, or if we are adjudicated bankrupt or insolvent. In the event of an event of default, the Bridge Notes will accelerate and become immediately due and payable at the option of the holder.

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Working Capital

As of September 30, 2020, we had negative working capital (current liabilities in excess of current assets) of $137,000 compared to negative working capital of $25,000 as of December 31, 2019. The following table shows our change in working capital from December 31, 2019 to September 30, 2020.

Increase (Decrease)
Working capital as of December 31, 2019	$(25,000)
Changes in current assets:
Cash and cash equivalents	(1,499,000)
Restricted cash	(50,000)
Accounts receivable, net	(1,063,000)
Income tax receivable	13,000
Site equipment to be installed	(298,000)
Prepaid expenses and other current assets	(380,000)
Net decrease in current assets	(3,277,000)
Changes in current liabilities:
Accounts payable	(560,000)
Accrued compensation	(463,000)
Accrued expenses	-
Sales taxes payable	(117,000)
Income taxes payable	(3,000)
Current portion of long-term debt, net	(1,015,000)
Current portion of obligations under operating leases	(404,000)
Current portion of obligations under finance leases	2,000
Current portion of deferred revenue	(340,000)
Other current liabilities	(265,000)
Net decrease in current liabilities	(3,165,000)
Net decrease in working capital	(112,000)
Working capital as of September 30, 2020	$(137,000)

Cash Flows

Cash flows from operating, investing and financing activities, as reflected in the accompanying consolidated statements of cash flows, are summarized as follows:

	Nine months ended September 30,
	2020	2019	Change
Cash (used in) provided by:
Operating activities	$(3,280,000)	$1,761,000	$(5,041,000)
Investing activities	(194,000)	(964,000)	770,000
Financing activities	1,765,000	(826,000)	2,591,000
Effect of exchange rates	10,000	27,000	(17,000)
Net decrease in cash, cash equivalents and restricted cash	$(1,699,000)	$(2,000)	$(1,697,000)

	For the years ended December 31,
	2019	2018	Change
Cash provided by (used in):
Operating activities	$2,744,000	$1,365,000	$1,379,000
Investing activities	(1,065,000)	(1,579,000)	514,000
Financing activities	(1,098,000)	(303,000)	(795,000)
Effect of exchange rates	42,000	(75,000)	117,000
Net increase (decrease) in cash, cash equivalents and restricted cash	$623,000	$(592,000)	$1,215,000

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Net cash (used in) provided by operations

The increase in cash used in operating activities was due to an increase in net loss of $4,635,000, after giving effect to adjustments made for non-cash transactions of negative $667,000, and an increase in cash used for operating assets and liabilities of $406,000, during the nine months ended September 30, 2020 when compared to the same period in 2019.

The increase in cash provided by operating activities during 2019 compared to 2018 was due to a decrease in cash used for operating assets and liabilities of $2,447,000, partially offset by an increase in net loss of $853,000, after giving effect to adjustments made for non-cash transactions during 2019 compared to 2018.

Our largest use of cash is payroll and related costs. Cash used for payroll and related costs decreased $3,661,000 to $3,725,000 for the nine months ended September 30, 2020 from $7,386,000 for the same period in 2019, primarily due to reduced headcount. Cash used for payroll and related costs decreased $764,000 to $9,296,000 for 2019 from $10,060,000 for 2018, primarily due to reduced headcount. In light of the recent measures we implemented to reduce operating expenses and to preserve capital, we expect our selling, general and administrative expenses to decrease in 2020 when compared to the prior year period. See “—Results of Operations—Comparison of the Three and Nine Months Ended September 30, 2020 and to the Three and Nine Months Ended September 30, 2019 Operating Expenses,” above.

Our primary source of cash is cash we generate from customers. Cash received from customers decreased $9,477,000 to $5,578,000 for the nine months ended September 30, 2020 from $15,055,000 for the same period in 2019. This decrease was primarily related to decreased subscription revenue, hardware revenue and revenue from live-hosted trivia events. The negative impact of the COVID-19 pandemic on the restaurant and bar industry was abrupt, and our business suffered materially as a result. Cash received from customers decreased $2,030,000 to $19,790,000 for 2019 from $21,820,000 for 2018. This decrease was primarily related to decreased subscription and hardware revenue.

Net cash used in investing activities

The $770,000 decrease in cash used in investing activities was primarily due to decreased capital expenditures and capitalized software development expenses.

The $514,000 decrease in cash used in investing activities for 2019 compared to 2018 was primarily due to decreased capital expenditures.

Net cash provided by (used in) financing activities

During the nine months ended September 30, 2020, we received $1,226,000 in net proceeds from the sale of all our assets used to conduct live-hosted trivia events, $1,625,000 in proceeds from the PPP Loan and $1,000,000 in proceeds from the First Bridge Note. There were no similar transactions during the same period in 2019. During the nine months ended September 30, 2020, we made $1,275,000 more in principal payments on long-term debt when compared to the same period in 2019.

During 2018, we received $4,000,000 under our term loan with Avidbank and we received $1,375,000 in net proceeds from a registered offering of our common stock. There were no similar financing activities during 2019. During 2019, we made $4,373,000 less in principal payments on long-term debt and $204,000 less in principal payments on our finance leases when compared to 2018.

The monthly principal payment amount under the Avidbank LSA was $125,000 for December 2020, at which point the term loan was paid in full.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in our financial condition, expenses, results of operations, liquidity, capital expenditures or capital resources.

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Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to deferred costs and revenues, depreciation and amortization of fixed assets, the provision for income taxes including the valuation allowance, stock-based compensation, bad debts, impairment of software development costs, goodwill, intangible assets and contingencies. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgments.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts—We maintain allowances for doubtful accounts for estimated losses resulting from nonpayment by our customers. We reserve for all accounts that have been suspended or terminated from our Buzztime network services and for customers with balances that are greater than a predetermined number of days past due. We analyze historical collection trends, customer concentrations and creditworthiness, economic trends and anticipated changes in customer payment patterns when evaluating the adequacy of our allowance for doubtful accounts for specific and general risks. Additional reserves may also be established if specific customers’ balances are identified as potentially uncollectible. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Site Equipment to be Installed—Site equipment to be installed consists of fixed assets related to our tablet platform that have not yet been placed in service and are stated at cost. These assets remain in site equipment to be installed until installed at our customer sites. For tablet platform customers that are under sales-type lease arrangements, the cost of the equipment is recognized in direct costs upon installation. For all other tablet platform customers, the cost of the equipment is reclassified to fixed assets upon installation and depreciated over its estimated useful life. We evaluate the recoverability of site equipment to be installed for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future net cash flows expected to be generated. If the carrying amount of the asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Following the termination of our relationship with Buffalo Wild Wing corporate-owned restaurants and most of its franchisees in November 2019, we took back title to all of the tablets, cases and charging trays located at sites that terminated service with us at zero cost to us other than for shipping and related charges of approximately $175,000. We received approximately 45,000 tablets and cases and approximately 4,500 charging trays during the fourth quarter of 2019. Many of these items are our newer technology tablets and cases that can be redeployed to our customer sites or used in other possible partnerships. Although we have not yet completed our assessment of the items we received to determine how many we will ultimately retain, we determined that we would no longer have a future use for certain older tablets and cases we received. Accordingly, during the quarter ended December 31, 2019, we recognized a loss of approximately $580,000 for the disposition of those older tablets and related cases recorded in site equipment to be installed for which we did not expect to generate future cash flows. Total loss for the disposition of site equipment for the year ended December 31, 2019 was approximately $591,000. There were no indications of impairment for the year ended December 31, 2018.

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Fixed Assets—Fixed assets are recorded at cost. Equipment under finance leases is recorded at the present value of future minimum lease payments. We evaluate the recoverability of our fixed assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. If the carrying amount of the asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. As discussed above, we determined that we would no longer have a future use for certain older tablets and cases we received from Buffalo Wild Wing corporate-owned restaurants and its franchisees. Accordingly, during the quarter ended December 31, 2019, we recognized a loss of approximately $96,000 primarily for the disposition of those older tablets and the related cases recorded in fixed assets for which we did not expect to generate future cash flows. Total loss for the disposition of fixed assets for the year ended December 31, 2019 was approximately $127,000. There were no indications of impairment for the year ended December 31, 2018.

Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements and fixed assets under finance leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease period.

We incur a relatively significant level of depreciation expense in relation to our operating income. The amount of depreciation expense in any fiscal year is largely related to the equipment located at our customers’ sites that are not under sales-type lease arrangements. Such equipment includes the Classic Playmaker, tablet, other associated electronics and the computers located at customer’s sites (collectively, “Site Equipment”). The components within Site Equipment are depreciated over one to three years based on the shorter of the contractual finance lease period or the estimated useful life, which considers anticipated technology changes. Machinery and equipment is depreciated over three to five years, furniture and fixtures is depreciated over five to seven years and the vehicle is depreciated over five years. If our fixed assets turn out to have longer lives, on average, than estimated, then our depreciation expense would be significantly reduced in those future periods. Conversely, if the fixed assets turn out to have shorter lives, on average, than estimated, then our depreciation expense would be significantly increased in those future periods. As of December 31, 2019, we determined there were no changes to the estimated useful lives for any of our assets.

Goodwill—Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill acquired in a purchase combination determined to have an indefinite useful life are not amortized, but instead are assessed annually, or at interim periods, for impairment based on qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Such qualitative factors include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant events. If after assessing the totality of events or circumstances we determine it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then we must perform the step one quantitative impairment test outlined in Accounting Standards Codification (“ASC”) No. 350, Intangibles – Goodwill and Other.

We have goodwill resulting from the excess of costs over the fair value of assets we acquired in 2003 related to our Canadian business (the “Reporting Unit”). We performed the quantitative impairment test of our goodwill in each of the years ended December 31, 2019 and 2018, as we determined that because of declines in revenue of the Reporting Unit, the decline in our stock price and other general market conditions, it was more likely than not that there were indications of impairment. We used three methods of determining the fair value of the Reporting Unit: the public company market method, the transaction market method and the income method. Each method was equally weighted to calculate the total estimated fair value, and then we compared this fair value to the carrying value of the Reporting Unit. The impairment test performed during 2018 resulted in the carrying value exceeding the fair value. Accordingly, we recognized a goodwill impairment loss of approximately $261,000 during the year ended December 31, 2018. The impairment test performed during 2019 resulted in the fair value exceeding the carrying value. Therefore, we did not record any goodwill impairment for the year ended December 31, 2019.

Revenue Recognition—In accordance with ASC No. 606, Revenue from Contracts with Customers, we recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services.

We generate revenue by charging subscription fees to customers for access to our 24/7 trivia network, charging equipment fees to certain customers for use of tablets and other equipment, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling DOOH advertising direct to advertisers and on national ad exchanges, by licensing our entertainment and trivia content to other parties, and by providing professional services such as custom game design or development of new platforms on our existing tablet form factor. Up until February 1, 2020, the Company also generated revenue from hosting live trivia events.

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In general, when multiple performance obligations are present in a customer contract, we allocated the transaction price to the individual performance obligation based on the relative stand-alone selling prices, and recognize the revenue when or as each performance obligation has been satisfied. We treat discounts as a reduction to the overall transaction price and allocate the discount to the performance obligations based on the relative stand-alone selling prices. We recognize revenue net of sales tax we collect from the customer.

Software Development Costs—We capitalize costs related to the development of certain software products in accordance with ASC No. 350. We recognize amortization of costs related to interactive programs on a straight-line basis over the programs’ estimated useful lives, generally two to three years. Amortization expense relating to capitalized software development costs totaled $519,000 and $382,000 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, approximately $177,000 and $1,296,000, respectively, of capitalized software costs were not subject to amortization as the development of various software projects was not complete.

We performed our annual review of software development projects for the years ended December 31, 2019 and 2018, and determined to abandon various software development projects that we concluded were no longer a current strategic fit or for which we determined that the marketability of the content had decreased due to obtaining additional information regarding the specific industry for which the content was intended. As a result, for the quarter ended December 31, 2019, we recognized an impairment charge of $498,000. There was no impairment charge for the quarter ended December 31, 2018. For the year ended December 31, 2019 and 2018, we recognized an impairment charge of $550,000 and $23,000, respectively. Impairment of capitalized software is shown separately on our consolidated statement of operations.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC No. 740, Income Taxes, defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. A tax position that meets the “more-likely-than-not” criterion is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. We have reviewed our tax positions and determined that an adjustment to the tax provision is not considered necessary nor is a reserve for income taxes required.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes. This ASU enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year and interim-period accounting for enacted changes in tax law. The amendment will be effective for public companies with fiscal years beginning after December 15, 2020 (which will be January 1, 2021 for us); early adoption is permitted. We are currently assessing the impact of this pronouncement to our consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-08, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) (“ASU No. 2019-08”). This ASU requires that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in Topic 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The standard is effective for fiscal years beginning after December 15, 2019 (which was January 1, 2020 for us). The adoption of this standard did not have a material impact on our consolidated financial statements.

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In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This ASU requires certain transactions between participants in a collaborative arrangement to be accounted for as revenue under the new revenue standard when the participant is a customer. The standard is effective for fiscal years beginning after December 15, 2019 (which will be January 1, 2020 for us). The adoption of this standard did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for fiscal years beginning after December 15, 2019 (which was January 1, 2020 for us) and can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies certain disclosure requirements on fair value measurements. The standard is effective for fiscal years beginning after December 15, 2019 (which was January 1, 2020 for us). The adoption of this ASU did not have a significant impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which supersedes current guidance requiring recognition of credit losses when it is probable that a loss has been incurred. The ASU requires an entity to establish an allowance for estimated credit losses on financial assets, including trade and other receivables, at each reporting date. This ASU will result in earlier recognition of allowances for losses on trade and other receivables and other contractual rights to receive cash. For smaller reporting companies, the effective date for this standard has been delayed and will be effective for fiscal years beginning after December 15, 2022 (which will be January 1, 2023 for us). We are evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842); in July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements; and in December 2018, the FASB issued ASU No. 2018-20, Leases (Topic 842) – Narrow-Scope Improvements for Lessors, (collectively “Topic 842”). Topic 842 primarily requires lessees to recognize at the lease commencement date a lease liability, which is the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Topic 842 was effective for fiscal periods beginning after December 15, 2018 (which was January 1, 2019 for us), including interim periods within those fiscal years. Lessees and lessors must either (i) apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements or (ii) recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Applying a full retrospective transition approach is not allowed. We have elected to use the cumulative-effect transition method upon adoption.

Topic 842 also allows lessees and lessors to elect certain practical expedients. We elected the following practical expedients:

●	Transitional practical expedients, which must be elected as a package and applied consistently to all of our leases:

o	We need not reassess whether any expired or existing contracts are or contain leases.

o	We need not reassess the lease classification for any expired or existing leases (that is, all existing leases that were classified as operating leases in accordance with the previous guidance will be classified as operating leases, and all existing leases that were classified as capital leases in accordance with the previous guidance will be classified as finance leases).

o	We need not reassess initial direct costs for any existing leases.

●	Hindsight practical expedient. We elected the hindsight practical expedient in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of our right-of-use assets. We may elect this practical expedient separately or with the “practical expedient package,” and we must apply it consistently to all of our leases.

Upon adoption of Topic 842, we recognized on our consolidated balance sheet as of January 1, 2019 approximately $3.5 million of operating lease liabilities, and approximately $2.3 million of corresponding operating right-of use assets, net of tenant improvement allowances. We also show the initial recognition of the leases as a supplemental noncash financing activity on the statement of cash flows and the amortization of the noncash lease expense in operating activities. The adoption of Topic 842 did not have a material impact on our consolidated statement of operations. (See Note 14 to the consolidated financial statements included in Item 8 of this report for more information.)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

NTN is a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and, as such is not required to provide the information required by Item 305 of Regulation S-K.

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MANAGEMENT PRIOR TO AND FOLLOWING THE MERGER AND ASSET SALE

Current Named Executive Officers and Directors of NTN

Michael Gottlieb was appointed to NTN’s board of directors in November 2019. Currently, Mr. Gottlieb is the vice president of operations for Robot Cache USA, Inc., a digital game distribution platform. Previously, he provided business development consulting services to Digital Gaming Corporation, a computer software company from October 2019 until December 2019. From April 2017 until October 2019, Mr. Gottlieb served as the studio head for MahiGaming San Diego, a developer of online and mobile gaming software, and from November 2014 until March 2017, Mr. Gottlieb served as senior director of game development for Bally Technologies and Scientific Games, gaming manufacturers. Mr. Gottlieb has a business degree from Northern Illinois University.

Sandra Gurrola was appointed as NTN’s senior vice president of finance in September 2019 and served as vice president of finance from September 2014 until September 2019. From November 2009 through September 2014, Ms. Gurrola served in various leadership accounting roles including director of accounting, director of financial reporting and compliance, and controller. From July 2007 until April 2009, Ms. Gurrola served as senior manager of financial reporting for Metabasis Therapeutics, Inc., a biotechnology company, and served as a consultant to Metabasis from September 2009 to November 2009. Ms. Gurrola holds a B.A. in English from San Diego State University.

Susan Miller was appointed to NTN’s board of directors in August 2019. Ms. Miller is a partner with Morgan Kingston Advisors, LLC a boutique investment bank she co-founded in September 2018 focused on supporting middle market companies and their stakeholders across the restaurant and restaurant technology sectors, among others. From March 2007 until September 2018, Ms. Miller served as a managing director at Mastodon Ventures, Inc., a strategic advisory firm focused on the restaurant industry, and from June 2002 until March 2007 she held various positions with J.P. Morgan Securities Inc. Ms. Miller was a Cornell Tradition Fellow and graduated cum laude with a B.S. degree in applied economics and management from Cornell University and holds FINRA Series 63 and 79 securities licenses.

Richard Simtob has served on the NTN board of directors since July 2017. Since January 2001, Mr. Simtob has been serving as president of Simtob Consulting Group Corporation. Mr. Simtob is a minority-owner of Zoup! Holding, LLC, a company that operates and franchises fast-casual soup restaurants and has been serving as vice president since January 2018. Since April 2010, he has served as one of its directors, and served as its president from April 2010 to December 2017. From January 2004 through July 2009, Mr. Simtob was also a partner at Wireless Toyz Franchise, LLC, a cellular service provider, where he also served in various roles such as vice president of development, chief financial officer and chief operating officer. Mr. Simtob owns a Michigan-based driving school and eight swim school locations. Mr. Simtob studied at the University of Western Ontario.

Allen Wolff was appointed as NTN’s chief executive officer and as a member of the board in January 2020. He was appointed as chairman of NTN’s board in April 2020. Mr. Wolff served as NTN’s interim chief executive officer from September 2019 until he was appointed as its chief executive officer. From January 2016 through September 2019, Mr. Wolff served as NTN’s chief financial officer and executive vice president and served as chief financial officer from December 2014 through January 2016. From July 2013 until December 2014, Mr. Wolff served as the chief financial strategist of PlumDiggity, a privately-held financial and marketing strategy firm that he co-founded. From October 2012 to July 2013, Mr. Wolff served as the chief financial officer of 365 Retail Markets, a privately-held company in the self-checkout point of sale technology industry, where he also served on its board of directors during such period. From July 2011 to April 2013, simultaneous with his role at 365 Retail Markets, Mr. Wolff held the leadership role of “Game Changer” at Crowdrise, an online fundraising platform company. Mr. Wolff joined Crowdrise after serving as the chief operating officer and chief financial officer from January 2011 to July 2011 of RetailCapital, LLC, a small business specialty finance company. Mr. Wolff co-founded PaySimple in January 2006 and held various roles including president, chief financial officer, executive vice president and director, from 2006 until he left the company in January 2011. From September 1998 until August 2012, Mr. Wolff was a principal for a casual dining restaurant. Mr. Wolff holds a B.A. from the University of Michigan and an MBA, from the University of Maryland, R.H. Smith School of Business.

Resignation of Current Executive Officers and Directors of NTN

Pursuant to the Merger Agreement, all of the executive officers and directors of NTN immediately prior to the completion of the Merger will resign effective as of the effective time of the Merger.

Executive Officers and Directors of the Combined Company Following the Merger

Prior to the effective time of the Merger, it is expected that the Brooklyn will set the size of the board of directors of the combined company at five and appoint the persons listed below to the board of directors of the combined company. Collectively the reconstituted board is expected to satisfy the requisite independence requirements for the combined company’s board of directors, as well as the sophistication and independence requirements for the required committees pursuant to NYSE listing requirements.

There are no family relationships among any of the current NTN directors and executive officers, and there are no family relationships among any of the proposed directors or executive officers of the combined company.

The following table lists the names and positions of the individuals currently identified to serve as executive officers and directors of the combined company upon the completion of the Merger:

Name	Age	Combined Company Position(s)	Current Position(s)
Ronald Guido	62	Chief Development Officer	Interim CEO and Chief Development Officer of Brooklyn
Lynn Sadowski Mason	42	Executive Vice President, Clinical Development	Executive Vice President, Clinical Development of Brooklyn
Luba Greenwood	41	Director nominee	—
Charles Cherington	57	Director nominee	Board of Managers of Brooklyn
George P. Denny III	75	Director nominee	Board of Managers of Brooklyn
Yiannis Monovoukas, Ph.D., MBA	59	Director nominee	—
Nicholas J. Singer	41	Director nominee	—

Ronald Guido is Brooklyn’s interim Chief Executive Officer and Chief Development Officer. Previously, from May 2020 to December 16, 2020, Mr. Guido served as Brooklyn’s Chief Executive Officer. Previous to this appointment, he was Executive Vice-President, Regulatory Affairs and Quality for Brooklyn, as well as Executive Vice-President and Vice President, Regulatory Affairs for its predecessor company IRX Therapeutics. Mr. Guido has been employed in pharmaceutical development since 1980, in the areas of Preclinical Screening, Clinical Research, Regulatory Affairs, Product Development and Quality Systems. These responsibilities have included international and domestic regulatory affairs development programs encompassing drugs, devices, biologics, and nutritionals. Prior to joining IRX Therapeutics in January 2017, Mr. Guido was Senior Vice-President Global Regulator and Chief Compliance Officer for Veloxis, Denmar. Other past positions include Senior Director and Therapeutic Area Head for Cardiovascular Medicine – Worldwide Regulatory Strategy for Pfizer (PFE) as well as senior roles with Retrophin, V.I. Technologies/ Precision Pharma Services, Whitehall-Robins Healthcare, Fresenius Pharma USA, and Wyeth Ayerst Laboratories. Mr. Guido is currently a lecturer in Biology, in The Masters of Biotechnology Program at Columbia University. Mr. Guido received his M.S. in Technical Communications from Polytechnic University, New York, and a MSc in Pharmaceutical Medicine from Hibernia College, Dublin.

Lynn Sadowski-Mason has served as Executive Vice President, Clinical Operations for Brooklyn since 2019, and was employed by Brooklyn (and its predecessor, IRX Therapeutics) in the capacities as Vice President, Clinical Operations and as Senior Director, Clinical Operations since 2017. Prior to her service with Brooklyn, Ms. Sadowski-Mason was employed at Bristol-Myers Squibb from 2005 through 2017, most recently as Director, Global Clinical Operations and Strategy. Before joining Bristol-Myers Squibb, Ms. Sadowski Mason worked for Sention, Inc. and Averion, Inc. (formerly Boston Biosciences) in various clinical research positions. Ms. Sadowski-Mason received her Bachelor of Science in Biology and Pre-Medicine from Indiana University and her Masters of Science in Regulatory Affairs at the Massachusetts College of Pharmacy and Health Sciences

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Charles Cherington has served as a member of the Board of Managers of Brooklyn since 2018. Since 2017, Mr. Cherington has served as Co-founder and Managing Partner of Ara Partners Group, a private equity platform specializing in industrial decarbonization investments. Since 2006, Mr. Cherington has also served as Co-founder and Managing partner of Intervale Capital, an energy services-focused private equity manager with $1.3 billion in committed capital across three fund vehicles. From 2002-2006, Mr. Cherington served as founder and sole partner of Cherington Capital, and from 1999 through 2004, Mr. Cherington served as Co-founder and partner of Paratus Capital. Prior thereto, Mr. Cherington served in various positions with Lochridge and Company and as an investment banker for CS First Boston. Mr. Cherington received his BA in History from Wesleyan University in 1987 and his MBA, with honors, from the University of Chicago in 1992.

George P. Denny III has served as a member of the Board of Managers of Brooklyn since 2018. Mr. Denny also served as a board member of IRX Therapeutics between 2007 and the sale of the assets of that company to Brooklyn in November 2018. Since 1986, Mr. Denny has served as Chief Executive Officer of Denny Land and Cattle Co., as well as a Managing member of Denny Family Partners and Denny East-West Partnership. Prior to that, Mr. Denny served as Chief Financial Officer of Goose Valley Natural Foods. Mr. Denny also served as head of west coast and Japanese operations for Bain and Company and as a Managing Director of Bain Holdings. Mr. Denny serves as a General Partner and a member of the Board of Directors of America’s Test Kitchen and a member of the Investment Committee of Early Asset Investment Partnership.

Luba Greenwood is a nominee to become Chairman of the Board of Directors of Brooklyn following the completion of the Merger. From 2018 through 2019, Ms. Greenwood served as Head of Strategic Business Development and Corporate Ventures for Google Life Sciences, Verily LLC, where she established and led the Venture Capital Group and Business Development and Strategy teams, managing teams in structuring, organization and execution of venture investments, joint ventures, partnerships, and collaborations totaling over $1 billion and creating and leading healthcare strategy and investment theses. Prior to that, from 2015 through 2018, Ms. Greenwood served with F. Hoffman-La Roche Ltd. as Vice President, Global Business Development and Mergers and Acquisitions and as the head of the Roche Diagnostics Innovation Center, East Coast, where she led mergers, acquisitions, investments, and strategic deals from target identification and scientific evaluation to execution and closure. She established and ran Roche’s East Coast Innovation Center in Cambridge, MA, which has since initiated numerous academic collaborations, venture investments, and early-stage company partnerships. Prior to that, she served as a Venture Partner with Colt Ventures in 2015; as Vice President, Business Development and Strategy with Axcella Health in 2014; as Senior Counsel, Mergers & Acquisitions, Corporate Compliance with Pfizer, Inc. from 2011 through 2014, and as a Senior Associate in the Securities Department, Controversy Department, and Litigation department with the law firm of Wilmer Cutler Pickering Hale and Dorr LLP from 2004-2011. Ms. Greenwood serves as Senior Advisor to the CEO and as a member of the Business Development Council of the Dana Farber Cancer Institute, as a member of the Board of Directors of MassBio, as Co-Founder and a Board Member of Luca Biologics, a Women’s Health and microbiome company, and as Co-Founder of Inysus, which is a company focused on pioneering ex-vivo CRISPr applications and has received an approved NDA from the FDA for Glioblastoma. Ms. Greenwood also serves on the Investor Review Committee for the National Cancer Institute. Ms. Greenwood received her B.A. in Biology and Economics from Brandeis University in 2001 and her J.D. from the Northeastern University School of Law in 2004.

Yiannis Monovoukas, PhD, MBA, is a nominee to become a member of the Board of Directors of Brooklyn following the completion of the Merger. Dr. Monovoukas is the Founder and CEO of Helios Cardiovascular, AuraGen Aesthetics, and Helios Global Investments, and is a co-founder and Managing Partner of Falcon III Ventures and SpringTide Ventures Fund I. Previously, Dr. Monovoukas served as Chairman, President, and CEO of TEI Biosciences and TEI Medical, both regenerative medicine companies which were sold to Integra LifeSciences in 2015. Prior to TEI, Dr. Monovoukas was President and CEO of Thermo Fibergen, a Thermo Electron (now ThermoFisher Scientific) spinout. Dr. Monovoukas is an investor in and serves on the Board of Directors of several life science companies. Dr. Monovoukas holds a B.S. from Columbia University as well as M.S. and Ph.D. degrees from Stanford University in Chemical Engineering, as well as an MBA from Harvard Business School.

Nicholas J. Singer is a nominee to become a member of the Board of Directors of Brooklyn following the completion of the Merger. Mr. Singer is the Founder of Purchase Capital, an investment firm that serves as his family office and sponsor to leading institutional investors and third-party family offices. Since Mr. Singer became managing member in 2013, Purchase Capital has provided patient capital for private and public companies that have significant potential for long-term value creation. He is also the Founder & Executive Chairman of United Parks, the Executive Chairman of IntegriCo Composites, the CEO of OTR Acquisition Corp., a special purpose acquisition corporation, and a Trustee of the Pérez Art Museum Miami. In 2019, one of the portfolio companies managed by United Parks, Standard Amusements LLC (“Standard Amusements”) filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code (Case No. 19-23061, S.D.N.Y.) Further, from 2007 to 2013, Mr. Singer was the Co-Founder & Co-Managing Member of Standard General, an SEC registered investment advisor. Prior to that, he was a Founding Partner of Cyrus Capital Partners, a Principal at Och-Ziff Capital Management, and an analyst in High Yield Trading and in the Principal Investment Area at Goldman Sachs & Co. Mr. Singer graduated summa cum laude with a B.S. in Economics from the Wharton School and a B.A.S. in Electrical Engineering from the School of Engineering and Applied Science at the University of Pennsylvania.

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Director Independence

The NTN board of directors has determined that each of its current directors other than Mr. Wolff is independent as defined under NYSE American listing standards. The NTN board of directors has also determined that each current member of each of its Audit Committee and Nominating and Corporate Governance/Compensation Committee is independent as defined under the NYSE American listing standards and applicable SEC rules. In making this determination, NTN’s board of directors found that none of these directors had a material or other disqualifying relationship with NTN.

Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, the Brooklyn Board has determined that each of the Brooklyn director designees anticipated to serve on the board of directors of the combined company as of the effective time of the Merger is independent as defined under the NYSE American listing standards. Brooklyn anticipates that the directors who will be appointed to the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee will satisfy the independence standards for such committees established by the SEC and NYSE American listing standards, as applicable. With respect to the Audit Committee, Brooklyn anticipates that the directors who will be appointed will satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and NYSE American listing standards, as applicable. In making such determination, the relationships that each such director has with NTN or Brooklyn and all other facts and circumstances deemed relevant in determining their independence have been and will be considered.

Committees of the Board of Directors Prior to and Following the Merger

The NTN board of directors currently has two standing committees: an Audit Committee and a Nominating and Corporate Governance/Compensation Committee. The charters for each committee are available on NTN’s website under “Investors” at “Corporate Governance”. The anticipated membership prior to and after the Merger of each committee are shown below. Information about the duties and responsibilities of each committee are provided below. After the Merger, Brooklyn anticipates dividing the Nominating and Corporate Governance Committee/Compensation Committee into two committees, and that the three committees will have the duties described below.

Audit Committee

The Audit Committee is directly responsible for, among other things:

●	selecting a firm to serve as the independent registered public accounting firm to audit NTN’s financial statements;

●	ensuring the independence of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, NTN’s interim and year-end operating results;

●	establishing procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

●	considering the adequacy of NTN’s internal controls and internal audit function;

●	reviewing material related party transactions or those that require disclosure; and

●	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

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Currently, the Audit Committee is comprised of two non-employee directors: Mr. Simtob and Ms. Miller. Mr. Simtob is the chairman of the committee. NTN’s board of directors has determined that each of Mr. Simtob and Ms. Miller is an independent director under the current NYSE American and SEC rules and regulations. The NTN board of directors has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including NTN’s balance sheet, income statement and statement of cash flows. With the resignation of Gregg Thomas from the board in April 2020, the board has determined that no current member of the Audit Committee is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. NTN has not identified a candidate to replace Mr. Thomas on the board or the committees on which he served, including the Audit Committee.

Following completion of the Merger, it is anticipated that Ms. Greenwood, Mr. Singer and Mr. Cherington will serve as members of the Audit Committee. Further, Brooklyn believes that Ms. Greenwood and Mr. Singer will qualify as audit committee financial experts under the applicable rules of the SEC and the NYSE American.

Nominating and Corporate Governance/Compensation Committee

The Nominating and Corporate Governance/Compensation Committee is responsible for, among other things:

●	reviewing and approving, or recommending that the board of directors approve, the compensation of executive officers;

●	reviewing and approving, or recommending that the board of directors approve, the compensation of directors;

●	reviewing and recommending to the board of directors the terms of any compensatory agreements with executive officers;

●	reviewing and approving, or making recommendations to the board of directors with respect to, incentive compensation and equity plans;

●	reviewing the overall compensation philosophy;

●	identifying and recommending candidates for membership on the board of directors;

●	recommending directors to serve on board committees;

●	reviewing and recommending corporate governance guidelines and policies;

●	reviewing proposed waivers of the code of conduct for directors and executive officers;

●	evaluating, and overseeing the process of evaluating, the performance of the board of directors; and

●	assisting the board of directors on corporate governance matters.

Currently, the Nominating and Corporate Governance/Compensation Committee is comprised of two non-employee directors: Mr. Simtob and Ms. Miller. Mr. Simtob is the chairman of the committee.

After the Merger, Brooklyn intends to divide the Nominating and Corporate Governance Committee/Compensation Committee into two committees: a Compensation Committee and a Nominating and Corporate Governance Committee. Further, following the completion of the Merger, it is anticipated that (i) Ms. Greenwood, Mr. Monovoukas and Mr. Denny will serve on the Compensation Committee, and (ii) Ms. Greenwood, Mr. Monovoukas and Mr. Cherington will serve on the Nominating and Corporate Governance Committee.

Compensation Committee Interlocks and Insider Participation

Following completion of the Merger, each member designated by Brooklyn and appointed to that committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of the NYSE American. None of the proposed combined company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or the compensation committee following the Merger.

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NTN EXECUTIVE AND DIRECTOR COMPENSATION

References in this section to “we,” “us,” and “our” refer to NTN.

Executive Compensation

Compensation Processes and Procedures

The nominating and corporate governance committee (the “N&CG/C Committee”) of the NTN board of directors is responsible for determining the amount and form of compensation paid to our executive officers, including our chief executive officer. Our chief executive officer presents compensation recommendations to the N&CG/C Committee with respect to the executive officers who report to him. The N&CG/C Committee may accept or adjust such recommendations. The N&CG/C Committee is solely responsible for determining the compensation of our executive officers. Our full board of directors participates in evaluating the performance of our executive officers, except that Mr. Wolff, our chief executive officer and a member of our board of directors, does not participate when our board of directors evaluates his performance and he is not present during voting or deliberations regarding his performance or compensation matters.

When determining executive officer compensation, and the various components that comprise it, the N&CG/C Committee evaluates and considers publicly available executive officer compensation survey data, to present a competitive compensation package to attract and retain top talent, including an appropriate level of salary, performance-based bonus, and/or equity incentives. Typically, the N&CG/C Committee evaluates between three and five different sources of compensation data to provide relevant market benchmark data for a given executive role. Additionally, the N&CG/C Committee is authorized to engage outside advisors and experts to assist and advise the N&CG/C Committee on matters relating to executive compensation. The N&CG/C Committee did not engage any outside advisors or experts to assist or advise the N&CG/C Committee on any matters relating to executive compensation during 2020 or the hiring of any executive officers.

Our Named Executive Officers

Under applicable SEC rules and regulations, all individuals who served as our principal executive officer during 2020, our two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers at the end of 2020, and up to two additional individuals who would have been one of our top two most highly compensated executive officer had they been serving as an executive officer at the end of 2020 are referred to as our “named executive officers.” Our named executive officers for 2020 were:

Name	Title
Allen Wolff	Chief Executive Officer
Sandra Gurrola	Senior Vice President of Finance

2020 Named Executive Officers Compensation Overview

During 2020, our named executive officers received an annual base salary. As explained in more detail below under the caption entitled “2020 Incentive Plan,” the total amount of the performance bonuses earned by our named executive officers for 2020 has not yet been determined. None of our named executive officers receive or are eligible for any perquisites or benefits, other than benefits that are available to our other full-time employees. The employment of each of our named executive officers is at-will. During 2020, we had written employment agreements with Mr. Wolff and Ms. Gurrola. Each of the components of our 2020 executive compensation program is discussed below under the Summary Compensation Table.

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Summary Compensation Table

The following table sets forth information concerning compensation during the years ended December 31, 2020 and 2019 awarded to, earned by or paid to our named executive officers.

2020 Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compen-sation ($)	Total ($)

Allen Wolff	2020	322,213	19,591	(3)	202,250	—		—	544,054
Chief Executive Officer	2019	265,000	—		37,200	—	—	—	302,200

Sandra Gurrola	2020	190,000	110,833	(4)	60,750	—	—	—	361,583
Senior Vice President of Finance	2019	179,356	—		26,040	—	—	—	205,396

(1) The amounts reported in this column represents the aggregate grant date fair value of stock awards granted during the applicable year. These amounts were calculated in accordance with FASB ASC Topic 718, Compensation – Stock Compensation, except that any estimate of forfeitures was disregarded. For a description of the assumptions used in computing the dollar amount recognized for financial statement reporting purposes with respect to the stock awards granted during 2019, see Note 11, Shareholders’ Equity, in the Notes to the Consolidated Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on March 19, 2020. The dollar amount recognized for financial statement reporting purposes with respect to the stock awards granted during 2020 is based on the quoted market price of the stock at the measurement date, which is the grant date, and consist of, with respect to Mr. Wolff, the 75,000 stock unit award granted to him in January 2020 and the $20,000 he earned under the 2019 Interim CEO Performance Incentive Plan that was paid to him in March 2020 in 9,506 shares of our common stock, and with respect to Ms. Gurrola, the 25,000 stock unit award granted to her in January 2020. For additional information regarding such compensation, see the discussion under the caption entitled “2019 Interim CEO Performance Incentive Plan” and “Employment Agreements—Equity Grants.”

(2) As of the date of this prospectus, the total amount of the performance bonuses earned by our named executive officers for 2020 has not yet been determined. Such amounts are expected to be determined by the earlier of (a) the closing of the Merger and Asset Sale and (b) the end of March 2021, and will be based on our company’s achievement of performance objectives, as determined by the N&CG/C Committee. For additional information regarding 2020 performance bonuses, see the discussion under the caption entitled “2020 Incentive Plan.”

(3) Represents a cash retention bonus that was paid in shares of our common stock to help us conserve cash. For additional information, see the discussion under the caption entitled “Employment Agreements—Stay Bonus.”

(4) Represents a cash retention bonus. For additional information, see the discussion under the caption entitled “Retention Agreement.”

Salaries. Each of our named executive officers receives a base salary. The base salary is the fixed cash compensation component of our executive compensation program and it recognizes individual performance, time in role, scope of responsibility, leadership skills and experience. The base salary compensates an executive for performing his or her job responsibilities on a day-to-day basis. Generally, base salaries are reviewed annually company-wide and adjusted (upward or downward) when appropriate based upon individual performance, expanded duties, changes in the competitive marketplace and, with respect to upward adjustments, if we are, financially and otherwise, able to pay it. We try to offer competitive base salaries to help attract and retain executive talent.

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2019 Interim CEO Performance Incentive Plan

In connection with Mr. Wolff’s appointment as interim chief executive officer in September 2019, Mr. Wolff was eligible to participate in the 2019 Interim CEO Performance Incentive Plan (the “2019 Interim CEO PIP”). The 2019 Interim CEO PIP is a performance incentive plan under which, for the achievement of each of the performance goals thereunder, we agreed to grant to Mr. Wolff such number of shares of our common stock equal to $20,000 divided by the closing price per share of our common stock on the date of grant. Upon grant, such shares would be fully vested. The performance goals were related to: (1) the retainment of certain key employees determined by the N&CG/C Committee through at least March 17, 2020; (2) having a target amount of unrestricted cash, as determined and approved by the N&CG/C Committee, as of March 17, 2020; and (3) meeting target sales for our Buzztime Basic product offering, as determined and approved by the N&CG/C Committee, by March 31, 2020. In March 2020, the N&CG/C Committee determined that the performance goal related to the retainment of key employees was achieved, and we issued 9,506 shares to Mr. Wolff, representing $20,000 worth of shares of our common stock, net of withholding taxes. The value of these shares is reflected in Mr. Wolff’s 2020 compensation in the “Stock Awards” column in the 2020 Summary Compensation Table.

2020 Incentive Plan

On June 1, 2020, the N&CG/C Committee approved the NTN Buzztime, Inc. Executive Incentive Plan for Eligible Employees of NTN Buzztime, Inc. Fiscal Year 2020 (the “2020 Incentive Plan”). The 2020 Incentive Plan permits the payout of any incentive compensation earned under the plan to be paid, at the discretion and in the sole determination of the N&CG/C Committee, either in (i) cash, (ii) shares of our common stock issued under the NTN Buzztime, Inc. 2019 Performance Incentive Plan or any successor long-term incentive plan, or (iii) any combination of (i) and (ii). If incentive compensation is paid in shares, the number of shares issued is determined by dividing the amount earned by the closing price of our common stock on the date on which the N&CG/C Committee approves the amount of incentive compensation earned. Payments under the 2020 Incentive Plan, if any, are contingent on the applicable participant’s continued employment with us on the payout date.

Each 2020 Incentive Plan participant has a target payout amount assigned according to such participant’s position and job level. The table below sets forth the target payout amounts for our named executive officers under the 2020 Incentive Plan, assuming all performance measures are achieved at a rate of 100%:

Name	Target Payment Amount
Allen Wolff	$150,000
Sandra Gurrola	$38,000

The performance targets were established by the N&CG/C Committee in June 2020 and fall into three categories, the achievement of which will be determined following each quarter or year, as applicable: strategic, financial and operational. All incentive-based compensation payable to Mr. Wolff and Ms. Gurrola is subject to any clawback policy that we may establish.

Under the terms of the 2020 Incentive Plan, the performance-based bonuses, if earned, were to be paid as follows: 16.66% if the applicable performance targets for each of our 1st, 2nd and 3rd fiscal quarters were or are achieved, and 50% if the applicable performance targets for the applicable fiscal year are achieved. To preserve cash, we did not pay any amounts in respect of the performance targets for either of the 1st, 2nd or 3rd fiscal quarters despite the applicable performance targets being achieved at certain levels. The total amount of the performance bonuses earned by our named executive officers for 2020 has not yet been determined. Such amounts are expected to be determined by the earlier of (a) the closing of the Merger and Asset Sale and (b) the end of March 2021.

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Employment Agreements

We entered into an employment agreement with Mr. Wolff dated March 19, 2018, which was amended in each of September 2019, January 2020, March 2020 and September 2020. We entered into an employment agreement with Ms. Gurrola dated September 17, 2010, which was amended in each of January 2020 and May 2020. The following is a summary of the material terms of those employment agreements, as amended.

Base Salary. Mr. Wolff’s base salary is $325,000 and will increase to $350,000 effective July 1, 2021. However, in an effort to help preserve cash, up to 20% of Mr. Wolff’s base salary may be paid in shares of our common stock at Mr. Wolff’s discretion. Mr. Wolff elected to receive 20% of his base salary in shares of our common stock from January 2020 through March 2020. Ms. Gurrola’s base salary is $190,000.

Incentive Bonus. The target payout amount of Mr. Wolff’s and Ms. Gurrola’s incentive performance-based bonus for 2020 is $150,000 and $38,000, respectively. See “2020 Incentive Plan,” above for additional information.

Stay Bonus. Mr. Wolff was also entitled to receive a $30,000 cash bonus if he were to remain employed with us for at least 180 days from September 17, 2019, the date on which he was appointed as interim chief executive officer. To preserve cash, we agreed to issue to him such number of shares of our common stock equal to a pro rata amount of the $30,000 bonus (determined by multiplying $30,000 by a fraction, the numerator of which is the number of days lapsed between September 17, 2019 and January 14, 2020, the effective date of the amendment to his employment agreement appointing him as chief executive officer, and the denominator of which is 180) divided by the closing price of our common stock on January 14, 2020. As a result, we issued 5,102 shares of our common stock to Mr. Wolff in respect of this bonus, the value of which was net of withholding taxes on the amount of bonus earned. The value of these shares issued is reflected in Mr. Wolff’s 2020 compensation in the “Bonus” column in the 2020 Summary Compensation Table.

CiC Bonus. Under the terms of the amendment we entered into with Mr. Wolff in September 2020 to his employment agreement, if Mr. Wolff is continuously employed by us through the consummation of a change in control (as defined in his employment agreement) and such transaction is consummated before March 31, 2021 (a “Qualifying CiC”), then he is eligible to receive a cash bonus of $162,500, subject to tax withholding and other authorized deductions and subject to Mr. Wolff delivering a general release of claims in our favor, and we will pay his COBRA premiums for up to six months following the termination of his employment with us or, if earlier, until he becomes eligible for medical insurance coverage in connection with new employment. Mr. Wolff agreed that he will not be eligible for his severance payments or benefits under the terms of his employment agreement upon the consummation of a Qualifying CiC because his employment with us will automatically terminate upon the consummation of such Qualifying CiC due to his resignation without good reason.

Equity Grants. Under the terms of their employment agreements, in January 2020, Mr. Wolff and Ms. Gurrola were each granted a stock unit award of 75,000 and 25,000 shares of our common stock, respectively. The awards were made under, and are subject to, our 2019 Performance Incentive Plan, and vest quarterly beginning on the 3-month anniversary of the grant date, in each case, subject to the executive’s continued service to us as of the applicable vesting date.

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Retention Agreement

In connection with entering into the amendment to Ms. Gurrola’s employment agreement in May 2020, we entered into a retention bonus and general release of all claims agreement with Ms. Gurrola, pursuant to which, in exchange for the reduction in her severance compensation from nine months of her base salary to two months of her base salary, and subject to Ms. Gurrola signing and not revoking a general release of claims in our favor, we agreed to pay her a retention bonus of $110,833, which is equivalent to seven months of her monthly salary, and which was payable in three installments, the last of which was made on June 19, 2020. If, prior to August 31, 2020, Ms. Gurrola’s employment was terminated by us for cause or by her without good reason, she agreed to return to us 50% of the amount of the retention bonus paid to her on or before such termination of employment and we would have had no obligation to pay any unpaid retention bonus.

Termination of Employment and Change-in-Control Arrangements

Each of the employment agreements of Mr. Wolff and Ms. Gurrola provides for certain benefits upon termination of employment under specified circumstances. If the executive’s employment is terminated by us or by the executive, we will pay him or her any accrued and unpaid base salary and reimburse him or her for expenses incurred through the date of termination of employment. We refer to the foregoing as the “accrued obligations.”

In addition to the accrued obligations, if Mr. Wolff’s employment with us is terminated by us without cause or by him for good reason, subject to him delivering to us a general release of claims in our favor, we will pay him as severance an amount equal to one month of his base salary for every full year of full-time employment, subject to a minimum of six months and a maximum of nine months, payable in substantially equal installments on a bi-weekly basis over the applicable severance period, and we will reimburse him for COBRA insurance premiums for a period of months equal to the number of months paid in severance. Mr. Wolff has been employed with us for six years. Mr. Wolff will not receive any such severance payment or benefits upon the consummation of a Qualifying CiC because his employment with us will automatically terminate upon the consummation of such Qualifying CiC due to his resignation without good reason.

In addition to the accrued obligations, if Ms. Gurrola’s employment with us is terminated by us without cause or by her for good reason, subject to her delivering to us a general release of claims in our favor, we will pay her as severance an amount equal to two months of her base salary, payable in one lump sum, plus the incentive compensation she is eligible to receive under the 2020 Incentive Plan, and if so paid, she will waive payment to her of such incentive compensation under the 2020 Incentive Plan. We will also reimburse her for COBRA insurance premiums for a period of nine months. Ms. Gurrola has been employed with us for over 11 years.

In the event of a change in control and if the executive is employed by us through the effective date of the change in control, then 100% of the then unvested portion of the stock units and stock options we granted to each of Mr. Wolff and Ms. Gurrola then outstanding will vest and, as applicable, become exercisable as of immediately before such effective date.

Other than as described above and the agreements that govern their equity awards, we do not have any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control or a change in the named executive officer’s responsibilities following a change in control.

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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning equity awards held by the named executive officers that were outstanding as of December 31, 2020:

			2020 Outstanding Equity Awards at Fiscal Year-End
			Option Awards				Stock Awards
Name	Date of Grant		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
Allen Wolff	01/19/20	(1)	–	–	$–	–	46,875	$105,000
	03/19/19	(2)	–	–	$–	–	4,167	$9,334
	03/19/18	(2)	–	–	$–	–	1,250	$2,800
	03/23/15	(3)	10,000	–	$27.50	03/22/25	–	–
	12/29/14	(3)	5,000	–	$22.50	12/28/24	–	–

Sandra Gurrola	01/19/20	(1)	–	–	$–	–	15,625	$35,000
	03/19/19	(2)	–	–	$–	–	2,917	$6,534
	03/19/18	(2)	–	–	$–	–	250	$560
	05/25/16	(3)	500	–	$8.50	05/24/26	–	–
	03/23/15	(3)	4,000	–	$27.50	03/22/25	–	–
	09/08/14	(3)	1,000	–	$22.50	09/07/24	–	–
	04/08/13	(3)	200	–	$12.00	04/07/23	–	–

(1)	The restricted stock units vest at a rate of 12.50% of the shares subject to the award in eight substantially equal quarterly installments beginning on the three-month anniversary of the grant date.

(2)	The restricted stock units vest at a rate of 16.67% of the shares subject to the award on the six-month anniversary of the grant date and the remaining units vest in 30 substantially equal monthly installments thereafter.

(3)	The option vests and becomes exercisable at the rate of 25% of the shares underlying the option on the first anniversary of the option grant date, and the remaining shares underlying the option vest in 36 substantially equal monthly installments thereafter.

We account for stock-based payments including equity awards under our equity incentive plans in accordance with the requirements of FASB ASC No. 718, Compensation – Stock Compensation. For a discussion regarding the effect of a change in control on certain equity awards held by Mr. Wolff and Ms. Gurrola, see “Termination of Employment and Change-in-Control Arrangements,” above.

Director Compensation

We compensate our non-employee directors for their service in such capacity with annual retainers and equity compensation as described below. Directors who are also our employees do not receive any additional compensation for their services as directors. We do not pay fees to any of our directors for meeting attendance. The N&CG/C Committee reviews our non-employee director compensation practices and policies at least annually and makes a recommendation to our board of directors as to the amount, form and terms of non-employee director compensation. Our board of directors, taking the N&CG/C Committee’s recommendation into consideration, sets the amount, form and terms of non-employee director compensation.

Annual Retainers

We pay our non-employee directors a $25,000 annual retainer for their services as directors. We pay the chairman of our board of directors, assuming she or he is a non-employee director, an additional $20,000 annual retainer for services in such capacity. We pay our non-employee directors an additional annual retainer for their service on board committees as set forth in the table below.

	Chairperson	Member
Audit Committee	$10,000	$5,000
N&CG/C Committee	$10,000	$5,000

The annual retainers are paid quarterly in arrears and are paid no later than 30 days following the end of the applicable quarter. Each non-employee director may elect that the retainer payment he or she is eligible to receive, or a portion of such retainer, be paid in the form of a restricted stock award under our equity incentive plan rather than cash. Such an election must be made during an open trading window under our insider trading policy and no later than the 15th day of the last month of the quarter for which the retainer is to be paid. An election applies only to the quarter for which it is made. Once an election is made with respect to a quarter, it may not be withdrawn or substituted unless our board of directors determines, in its sole discretion, that the withdrawal or substitution is occasioned by an extraordinary or unanticipated event. Restricted stock awards will be made on the same date as a cash retainer payment would otherwise be paid, will vest in full on the date of grant, and the amount of shares subject to such award will equal the amount of the applicable cash retainer payment divided by the closing price of our common stock on the last day of the applicable quarter.

Equity Compensation

We grant stock options to our non-employee directors upon the commencement of their service as a director and upon their re-election to our board of directors. The stock options are granted under our stockholder-approved equity incentive plan.

In connection with the commencement of a new non-employee director’s term of service, we grant to such new director a stock option to purchase 600 shares of our common stock. These stock options have an exercise price equal to the closing price of our common stock on the date of grant, and are fully vested and exercisable on the date of grant as to 50% of the shares and the remaining 50% of the shares vest and become exercisable, subject to the director’s continued service on our board of directors, in 12 equal monthly installments beginning in the month immediately following the date of grant.

Each non-employee director who is re-elected for an additional term of service on our board of directors is automatically granted a stock option to purchase 400 shares of our common stock on the date of our annual stockholder meeting. These stock options have an exercise price equal to the closing price of our common stock on the date of grant and vest and become exercisable, subject to the director’s continued service on our board of directors, in 12 equal monthly installments thereafter.

The stock options described above expire on the earlier of 10 years from the date of grant or 90 days from the date the director ceases to serve on our board of directors. In the event of a change in control the N&CG/C Committee may in its discretion determine that these stock options vest and become fully exercisable as of immediately before such change in control.

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2020 Director Compensation

The following table sets forth the compensation of each director, who is not a named executive officer, for service during 2020. This table excludes Mr. Wolff, who is a named executive officer and does not receive any compensation from us for his service as a director. See the section above entitled “Executive Compensation” for information about Mr. Wolff’s compensation.

2020 Director Compensation
Name	Fees Earned or Paid in Cash	Option Awards (2)	All Other Compensation	Total
Richard Simtob	$40,000	$–	$–	$40,000
Susan Miller	$35,000	$–	$–	$35,000
Michael Gottlieb	$25,000	$–	$–	$25,000
Gregory Thomas (1)	$20,000	$–	$–	$20,000

(1)	Mr. Thomas resigned from our board of directors effective April 30, 2020.
(2)	No stock option awards were granted during 2020. As of December 31, 2020, our non-employee directors had options outstanding to purchase the following number of shares of our common stock:

Name	# of Shares Subject to Outstanding Options
Richard Simtob	1,400
Susan Miller	600
Michael Gottlieb	600

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BROOKLYN EXECUTIVE COMPENSATION

At December 31, 2020, Brooklyn had two executive officers:

●	Ronald Guido, Brooklyn’s interim Chief Executive Officer and Chief Development Officer;

●	Lynn Sadowski-Mason, Brooklyn’s Executive Vice President, Clinical Operations.

Additionally, for a short period in December 2020, Sotirios G. Stergiopoulos, M.D. served as our interim Chief Executive Officer.

Summary Compensation Table

The following table shows the compensation earned by Brooklyn’s executive officers for the fiscal years ended December 31, 2020 and 2019:.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Ronald Guido, Interim CEO and Chief Development Officer	2020	300,000	82,500		382,500
	2019	276,042	82,500	--	358,542
Lynn Sadowski-Mason, EVP	2020	300,000	62,500		362,500
	2019	256,250	62,500	--	318,750

Agreements with our Executive Officers

On December 16, 2020, Brooklyn entered into a Consulting Agreement with Dr. Stergiopoulus under which Dr. Stergiopoulos was appointed to serve as Brooklyn’s interim Chief Executive Officer. Effective January 11, 2021, Dr. Stergiopoulus resigned as interim Chief Executive Officer. Dr. Stergiopoulus’ resignation was not because of any disagreement with Brooklyn or any matter relating to Brooklyn’s operations, policies or practices. On the same date, the consulting agreement between Brooklyn and Dr. Stergiopoulus was terminated. For the fiscal year ended December 31, 2020, Dr. Stergiopoulos received total compensation from Brooklyn of $12,437.50.

Brooklyn entered into a letter agreement with Mr. Guido on October 30, 2018 in connection with his employment as an executive officer. Pursuant to the letter agreement, Mr. Guido is to earn a salary of $275,000 per annum (currently $300,000) with reasonable annual increases at the discretion of the Brooklyn’s board of managers, and is eligible for an annual performance bonus targeted at 25% of his annual compensation rate, subject to assessment by the board of managers. Mr. Guido was also granted 500 Common Units of Brooklyn, which were issued subject to the terms and conditions of Brooklyn’s Limited Liability Company Agreement, as amended. In connection with the grant of the Common Units, Brooklyn entered into a Unit Restriction Agreement with Mr. Guido setting forth the vesting conditions of Mr. Guido’s units. These vesting conditions will continue to apply to the shares of NTN common stock to be issued to Mr. Guido in the Merger in exchange for these Common Units.

Brooklyn also entered into a letter agreement with Ms. Sadowski-Mason on October 30, 2018 in connection with her employment as an executive officer. Pursuant to the letter agreement, Ms. Sadowski-Mason is to earn a salary of $250,000 per annum (currently $300,000) with reasonable annual increases at the discretion of Brooklyn’s board of managers, and is eligible for an annual performance bonus targeted at 25% of her annual compensation rate, subject to assessment by the board of managers. Ms. Sadowski-Mason was also granted 500 Common Units of Brooklyn, which were issued subject to the terms and conditions of Brooklyn’s Limited Liability Company Agreement, as amended. In connection with the grant of the Common Units, Brooklyn entered into a Unit Restriction Agreement with Ms. Sadowski-Mason setting forth the vesting conditions of Ms. Sadowski-Mason’s units. These vesting conditions will continue to apply to the shares of NTN common stock to be issued to Ms. Sadowski-Mason in the Merger in exchange for these Common Units.

Brooklyn has also entered into a retention agreement with Ms. Sadowski-Mason under which it will pay her a $200,000 bonus if she is still employed by Brooklyn on January 8, 2021. This agreement also provides a second retention period for an additional six months for an additional payment of $200,000.

Brooklyn also anticipates hiring additional executive officers as, following the completion of the Merger, it expands its business activities and becomes a publicly-traded company, including a permanent Chief Executive Officer and Chief Financial Officer. Brooklyn also expects that following the completion of the Merger it will develop a more permanent compensation scheme for each of its executive offices which will likely include a base salary, bonus compensation based on performance, and equity grants under Brooklyn’s 2020 Stock Incentive Plan and that the levels of compensation will be comparable to peer companies.

Pension Benefits

None of Brooklyn’s named executive officers is covered by a pension plan or other similar benefit plan that provides for payments by Brooklyn or other benefits from Brooklyn at, following, or in connection with retirement.

232

Nonqualified Deferred Compensation

None of Brooklyn’s named executive officers are covered by a nonqualified defined contribution or other nonqualified deferred compensation plan.

Board Compensation

Brooklyn currently pays no cash compensation to its managers for their services on the Brooklyn Board. All of Brooklyn’s managers are currently entitled to reimbursement of expenses incurred in connection with their service. Brooklyn did not award options or pay any other compensation to members of the Brooklyn Board for services they rendered as managers.

Following consummation of the Merger, Brooklyn expects that its board of directors will adopt a compensation scheme for the members of its Board of Directors comparable to peer companies. Such compensation scheme will likely include a retainer for services on the board and on board committees and equity grants under Brooklyn’s 2020 Stock Incentive Plan.

RELATED PARTY TRANSACTIONS

NTN

Since January 1, 2018, there has not been nor are there currently proposed any transactions or series of similar transactions to which NTN is or was to be a party in which the amount involved exceeds the lesser of $120,000 or 1% of the average of its total assets at year-end for the last two completed fiscal years (which was $144,945) and in which any director or executive officer of NTN or any holder of more than 5% of NTN common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Brooklyn

Since January 1, 2019, there has not been nor are there currently proposed any transactions or series of similar transactions to which Brooklyn is or was to be a party in which the amount involved exceeds the lesser of $120,000 or 1% of the average of its total assets at year-end for the last two completed fiscal years and in which any director, executive officer, holder of more than 5% of any class of its membership units or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Brooklyn has contractually agreed to pay royalties aggregating 4% of net sales, to the current beneficial holders of Class A membership interests of Brooklyn. As Brooklyn has no product sales to date, no royalties are currently due.

233

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information does not give effect to the proposed Reverse Stock Split.

On August 12, 2020, Brooklyn ImmunoTherapeutics LLC, a Delaware limited liability company (“Brooklyn”), NTN Buzztime, Inc., a Delaware corporation (“NTN”), and BIT Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of NTN (“BIT Merger Sub”), entered into an agreement and plan of merger and reorganization (the “Merger Agreement”), pursuant to which BIT Merger Sub will merge with and into Brooklyn, with Brooklyn surviving as a wholly-owned subsidiary of NTN (the “Merger”). At the effective time of the Merger, NTN is expected to change its name to Brooklyn ImmunoTherapeutics, Inc. (the “combined company”).

At the effective time of the Merger, Brooklyn’s members will exchange their equity interests in Brooklyn for shares of NTN common stock representing between approximately 94.08% and 96.74% of the outstanding common stock of NTN on a fully diluted basis immediately following the effective time of the Merger (less a portion of such shares which will be allocated to Maxim Group, LLC (“financial adviser”) in respect of the success fee owed to it by Brooklyn), and NTN’s stockholders as of immediately prior to the effective time, will own between approximately 5.92% and 3.26% of the outstanding common stock of NTN on a fully diluted basis immediately after the effective time of the Merger. The exact number of shares to be issued in the Merger will be determined pursuant to a formula in the Merger Agreement that takes into account, among other things, the amount of NTN’s net cash and Brooklyn’s cash and cash equivalents immediately prior to the closing of the Merger. Because neither the amount of NTN’s net cash nor the amount of Brooklyn’s cash and cash equivalents will be determined until the closing of the Merger, the exact number of shares of NTN common stock that will be issued in the Merger cannot be determined at this time.

The following selected unaudited pro forma condensed combined financial information gives effect to (i) the Merger, (ii) the reverse recapitalization of NTN common stock, and (iii) the pre-closing financing (the “Pre-Closing Financing”). The Pre-Closing Financing only includes Brooklyn’s rights offering of $10,000,000 (“Brooklyn Rights Offering”).

The Merger is accounted for as a reverse recapitalization under U.S. GAAP since NTN will have nominal operations and assets at the time of the closing of the Merger. Brooklyn was determined to be the accounting acquirer based upon the terms of the Merger and other factors including (i) Brooklyn members are expected to own at least 94.08% of NTN’s outstanding common stock on a fully diluted basis immediately following the effective time of the Merger, including shares owed to financial adviser in respect of the success fee, (ii) Brooklyn will hold all of the board seats of the combined company and (iii) Brooklyn’s management will hold all key positions in the management of the combined company.

The unaudited pro forma condensed combined balance sheet data assume that the Merger was consummated on September 30, 2020 and combines the Brooklyn and NTN historical unaudited balance sheets at September 30, 2020. The unaudited pro forma condensed combined statements of operations assume that the Merger was consummated as of January 1, 2019 and combines the historical results of Brooklyn and NTN for the nine months ended September 30, 2020 and the year ended December 31, 2019. The historical financial statements of Brooklyn and NTN, which are provided elsewhere in this proxy statement/prospectus/consent solicitation statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial information as a result of the amount of cash used by NTN’s operations between the signing of the Merger Agreement and the closing of the Merger; the timing of closing of the Merger; and NTN’s ability to pay its liabilities prior to the completion of the Merger.

234

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the Merger. The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Brooklyn and NTN been a combined organization during the specified period. The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the Brooklyn and NTN’s historical audited financial statements for the year ended December 31, 2019 and Brooklyn and NTN’s unaudited condensed financial statements for the nine months ended September 30, 2020 included elsewhere in this proxy statement/prospectus/consent solicitation statement.

Basis of Pro Forma Presentation

The number of shares of NTN common stock to be issued to Brooklyn’s members will be determined based on NTN’s net cash and Brooklyn’s cash and cash equivalents as of the closing of the Merger. At the effective time of the Merger, Brooklyn’s members are expected to own, in the aggregate, shares of NTN common stock that will represent between approximately 94.08% (based on assumption of Brooklyn’s cash and cash equivalents of $10,000,000 and NTN’s net cash of $0) and 96.74% (based on assumptions of Brooklyn’s cash and cash equivalents of $18,000,000 and NTN’s net cash of negative $3,000,000) of the outstanding common stock of NTN on a fully diluted basis. NTN’s stockholders as of immediately before the effective time of the Merger (the “Pre-Merger NTN Stockholders”) are expected to own, in the aggregate, between approximately 5.92% (based on assumption of Brooklyn’s cash and cash equivalents of $10,000,000 and NTN’s net cash of $0) and 3.26% (based on assumptions of Brooklyn’s cash and cash equivalents of $18,000,000 and NTN’s net cash of negative $3,000,000) of the outstanding common stock of NTN on a fully diluted basis immediately following to the effective time of the Merger.

The percentage referenced above with respect to the Pre-Merger NTN Stockholders will be reduced to no lower than 3.26% to the extent that NTN’s net cash is less than zero; provided, however, that for the purposes of determining the number of shares of NTN common stock to be issued in the Merger to Brooklyn’s members, in no event shall NTN’s net cash, if negative, be less than negative $3,000,000.

The following unaudited pro forma condensed combined financial information has been prepared assuming Brooklyn’s cash and cash equivalents is $10,000,000 and two scenarios for NTN’s net cash (1) negative $536,119 and (2) negative $3,000,000:

●	Scenario 1 — Assumes NTN’s net cash is negative $536,119 primarily related to NTN’s unforgiven pre-merger Paycheck Protection Program (“PPP”) loan paid by Brooklyn upon closing. Under this scenario, Brooklyn members will own 94.47% of outstanding NTN common stock immediately following the effective time of the Merger on a fully diluted basis, including shares owed to the financial adviser in respect of the success fee, and the Pre-Merger NTN stockholders will own 5.53% of outstanding NTN common stock on a fully diluted basis; and

●	Scenario 2 — Assumes NTN’s net cash is negative $3,000,000 (inclusive of the PPP loan) at the time of the closing of the Merger. Under this scenario, Brooklyn members will own 96.43% of outstanding NTN common stock immediately following the effective time of the Merger on a fully diluted basis, including shares owed to the financial adviser in respect of the success fee, and the Pre-Merger NTN stockholders will own 3.57% of outstanding NTN common stock on a fully diluted basis. Scenario 2 includes all adjustments contained in Scenario 1 and presents an additional adjustment of $2,468,021 to reflect the additional amount of negative net cash between $3,000,000 and $536,119 of the PPP loan.

235

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2020

			Scenario 1 - NTN’s negative net cash of $0.5M			Scenario 2 - NTN’s negative net cash of $3M
	Brooklyn Immunotherapeutics LLC	NTN Buzztime, Inc.	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Assets
Current Assets:
Cash and cash equivalents	$3,055,012	$1,709,834	$(1,709,834)	A	$12,518,893	$(2,468,021)	E	$10,050,872
			9,463,881	B
Subscriptions receivable	225,000	-	-		225,000	-		225,000
Accounts receivable, net	-	131,941	(131,941)	A	-	-		-
Income tax receivable	-	12,970	(12,970)	A	-	-		-
Site equipment to be installed	-	791,724	(791,724)	A	-	-		-
Prepaid expenses and other current assets	155,908	146,871	(146,871)	A	155,908	-		155,908

Total Current Assets	3,435,920	2,793,340	6,670,541		12,899,801	(2,468,021)		10,431,780

Operating lease right-of-use assets	-	4,838	(4,838)	A	-	-		-
Property and equipment, net	607,032	689,062	(689,062)	A	607,032	-		607,032
Software development costs, net	-	1,420,310	(1,420,310)	A	-	-		-
Deferred costs	-	84,626	(84,626)	A	-	-		-
Goodwill	2,043,747	-	-		2,043,747	-		2,043,747
In process research and development	6,860,000	-	-		6,860,000	-		6,860,000
Security deposits and other assets	448,535	-	-		448,535	-		448,535
Other assets	-	61,683	(61,683)	A	-	-		-
Total Assets	$13,395,234	$5,053,859	$4,410,022		$22,859,115	$(2,468,021)		$20,391,094

236

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (CONTINUED)

As of September 30, 2020

			Scenario 1 - NTN’s negative net cash of $0.5M			Scenario 2 - NTN’s negative net cash of $3M
	Brooklyn Immunotherapeutics LLC	NTN Buzztime, Inc.	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$1,177,739	$274,926	$(274,926)	A	$1,177,739	$-		$1,177,739
Accrued compensation	-	124,822	(124,822)	A	-	-		-
Accrued expenses	685,787	489,972	(489,972)	A	4,493,273	-		4,493,273
			3,807,486	D
Loans payable	410,000	-	-		410,000	-		410,000
Sales tax payable	-	14,587	(14,587)	A	-	-		-
Current portion of long-term debt, net	-	1,723,779	(1,723,779)	A	-	-		-
Current portion of lease liability	7,473	4,838	(4,838)	A	7,473	-		7,473
Current portion of obligations under finance leases	-	23,582	(23,582)	A	-	-		-
Current portion of deferred revenue	-	119,605	(119,605)	A	-	-		-
Other current liabilities	-	153,514	(153,514)	A	-	-		-
Total Current Liabilities	2,280,999	2,929,625	877,861		6,088,485	-		6,088,485

Lease liability, non-current	93,228	-	-	A	93,228	-		93,228
PPP Loan	309,905	1,625,100	(1,625,100)		309,905	-		309,905
Long-term obligations under finance leases	-	3,712	(3,712)	A	-	-		-
Long-term deferred revenue	-	452	(452)	A	-	-		-
Other liabilities	948,287	-	-	A	948,287	-		948,287
Total Liabilities	3,632,419	4,558,889	(751,403)		7,439,905	-		7,439,905

Commitments and contingencies

Stockholders’ Equity:
Class A membership units	23,202,005	-	10,000,000	B	-	-		-
			(33,202,005)	C
Class B membership units	1,400,000	-	(1,400,000)	C	-	-		-
Class C membership units	1,000,000	-	(1,000,000)	C	-	-		-
Common units	175,139	-	(175,139)	C	-	-		-
Series A preferred stock	-	781	-	C	781	-		781
Common stock, $0.005 par value	-	14,761	268,227	C	282,988	159,725	E	442,713
Treasury stock	-	(456,450)	456,450	C	-	-		-
Additional paid-in capital	-	136,880,951	(536,119)	A	34,957,256	(2,627,746)	E	32,329,510
			(101,387,576)	C
Accumulated deficit	(16,014,329)	(136,186,243)	136,186,243	C	(19,821,815)	-		(19,821,815)
			(3,807,486)	D
Accumulated other comprehensive income	-	241,170	(241,170)	C	-	-		-
Total Stockholders’ Equity	9,762,815	494,970	5,161,425		15,419,210	(2,468,021)		12,951,189
Total Liabilities and Stockholders’ Equity	$13,395,234	$5,053,859	$4,410,022		$22,859,115	$(2,468,021)		$20,391,094

237

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2020

			Scenario 1 - NTN’s negative net cash of $0.5M			Scenario 2 - NTN’s negative net cash of $3M
	Brooklyn Immunotherapeutics LLC	NTN Buzztime, Inc.	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined

Revenue:
Subscription revenue	$-	$3,778,912	$(3,778,912)	A	$-	$-		$-
Hardware revenue	-	421,171	(421,171)	A	-	-		-
Other revenue	-	424,566	(424,566)	A	-	-		-
Total revenue	-	4,624,649	(4,624,649)		-	-		-

Operating Expenses:
General and administrative	4,032,690	-	-		4,032,690	-		4,032,690
Selling, general and administrative	-	6,743,425	(6,743,425)	A	-	-		-
Research and development	1,008,631	-	-		1,008,631	-		1,008,631
Direct operating costs	-	2,363,902	(2,363,902)	A	-	-		-
Impairment of capitalized software	-	237,977	(237,977)	A	-	-		-
Impairment of goodwill	-	661,620	(661,620)	A	-	-		-
Depreciation and amortization (excluding depreciation and amortization included in direct operating costs)	-	189,194	(189,194)	A	-	-		-
Total operating expenses	5,041,321	10,196,118	(10,196,118)		5,041,321	-		5,041,321
Loss from operations	(5,041,321)	(5,571,469)	5,571,469		(5,041,321)	-		(5,041,321)
Other Expenses:
Interest expense, net	(31,482)	(98,519)	102,658		(27,343)	-		(27,343)
Other income, net	-	924,646	(924,646)	A	-	-		-
Total other (expense) income, net	(31,482)	826,127	(821,988)		(27,343)	-		(27,343)
Loss before income taxes	(5,072,803)	(4,745,342)	4,749,481		(5,068,664)	-		(5,068,664)
Benefit for income taxes	-	23,123	(23,123)	A	-	-		-
Loss from continuing operations	(5,072,803)	(4,722,219)	4,726,358		(5,068,664)	-		(5,068,664)
Series A preferred stock dividend	-	(7,806)	-		(7,806)	-		(7,806)
Net loss attributable to common stockholders	$(5,072,803)	$(4,730,025)	$4,726,358		$(5,076,470)	$-		$(5,076,470)

Net loss per common share - basic and diluted		$(1.62)			$(0.09)			$(0.06)
Weighted average shares outstanding - basic and diluted		2,920,468	53,645,372	F	56,565,840	31,944,965	F	88,510,805

Comprehensive loss:
Foreign currency translation adjustment	-	(26,726)	26,726	A	-	-		-
Total comprehensive loss	$(5,072,803)	$(4,748,945)	$4,753,084		$(5,068,664)	$-		$(5,068,664)

238

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2019

			Scenario 1 - NTN’s negative net cash of $0.5M			Scenario 2 - NTN’s negative net cash of $3M
	Brooklyn Immunotherapeutics LLC	NTN Buzztime, Inc.	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined

Revenue:
Subscription revenue	$-	$14,277,864	$(14,277,864)	A	$-	$-		$-
Hardware revenue	-	2,349,972	(2,349,972)	A	-	-		-
Other revenue	-	3,178,282	(3,178,282)	A	-	-		-
Total revenue	-	19,806,118	(19,806,118)		-	-		-

Operating Expenses:
General and administrative	3,721,490	-	-		3,721,490	-		3,721,490
Selling, general and administrative	-	13,174,805	(13,174,805)	A	-	-		-
Research and development	5,156,266	-	-		5,156,266	-		5,156,266
Direct operating costs	-	7,482,881	(7,482,881)	A	-	-		-
Impairment of capitalized software	-	550,025	(550,025)	A	-	-		-
Impairment of goodwill	-	-	-		-	-		-
Depreciation and amortization (excluding depreciation and amortization included in direct operating costs)	-	359,603	(359,603)	A	-	-		-
Total operating expenses	8,877,756	21,567,314	(21,567,314)		8,877,756	-		8,877,756
Loss from operations	(8,877,756)	(1,761,196)	1,761,196		(8,877,756)	-		(8,877,756)
Other Expenses:
Interest expense, net	(59,298)	(249,200)	249,200	A	(59,298)	-		(59,298)
Other expense, net	-	(9,252)	9,252	A	-	-		-
Total other expense, net	(59,298)	(258,452)	258,452		(59,298)	-		(59,298)
Loss before income taxes	(8,937,054)	(2,019,648)	2,019,648		(8,937,054)	-		(8,937,054)
Provision for income taxes	-	(27,256)	27,256	A	-	-		-
Loss from continuing operations	(8,937,054)	(2,046,904)	2,046,904		(8,937,054)	-		(8,937,054)
Series A preferred stock dividend	-	(15,612)	-		(15,612)	-		(15,612)
Net loss attributable to common stockholders	$(8,937,054)	$(2,062,516)	$2,046,904		$(8,952,666)	$-		$(8,952,666)

Net loss per common share - basic and diluted		$(0.72)			$(0.16)			$(0.10)
Weighted average shares outstanding - basic and diluted		2,874,683	53,645,372	F	56,520,055	31,944,965	F	88,465,020

Comprehensive loss:
Foreign currency translation adjustment	-	68,187	(68,187)	A	-	-		-
Total comprehensive loss	$(8,937,054)	$(1,978,717)	$1,978,717		$(8,937,054)	$-		$(8,937,054)

239

Note 1 - Description of Transaction

On August 12, 2020, Brooklyn and NTN, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, BIT Merger Sub will merge with and into Brooklyn, with Brooklyn continuing as a wholly-owned subsidiary of NTN and the surviving entity of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding Brooklyn membership unit prior to the Merger shall be automatically converted into the right to receive a number of shares of NTN common stock and/or rights to receive NTN common stock equal in aggregate to the Brooklyn allocation number, such that, immediately following the effective time, and after giving effect to the Pre-Closing Financing, Brooklyn’s members are expected to own, in the aggregate, shares of NTN common stock that will represent between approximately 94.08% (based on assumption of Brooklyn’s cash and cash equivalents of $10,000,000 and NTN’s net cash of $0) and 96.74% (based on assumptions of Brooklyn’s cash and cash equivalents of $18,000,000 and NTN’s net cash of negative $3,000,000) of the outstanding common stock of NTN on a fully diluted basis. NTN’s stockholders as of immediately before the effective time of the Merger (the “Pre-Merger NTN Stockholders”) are expected to own, in the aggregate, between approximately 5.92% (based on assumption of Brooklyn’s cash and cash equivalents of $10,000,000 and NTN’s net cash of $0) and 3.26% (based on assumptions of Brooklyn’s cash and cash equivalents of $18,000,000 and NTN’s net cash of negative $3,000,000) of the outstanding common stock of NTN on a fully diluted basis immediately following to the effective time of the Merger. NTN’s Series A Convertible Preferred Stock will not be converted as part of the transaction. These estimates are subject to adjustment prior to closing of the Merger. Accordingly, for the purpose of preparation of unaudited pro forma condensed combined financial information, two scenarios were presented as discussed in the basis of pro forma presentation section above. Consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including, among others, the approval by NTN’s stockholders of the Merger Share Issuance Proposal and the adoption of the Merger Agreement and the approval of the Merger by the beneficial holders of Brooklyn’s Class A membership interests.

The Merger Agreement contains certain termination rights for both Brooklyn and NTN, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $750,000.

As a condition to the closing of the Merger Agreement, Brooklyn is required to have at least $10,000,000 in cash and cash equivalents at the effective time of the merger, and certain existing members of Brooklyn have previously entered into agreements with Brooklyn pursuant to which such members have contractually agreed, subject to the terms and conditions of such agreements, to purchase units prior to closing of the Merger for an aggregate purchase price of $10,000,000. Consummation of the Merger is conditioned on Brooklyn’s compliance with the above-described closing condition.

Note 2 - Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 is presented as if the Merger had been completed on September 30, 2020. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 assumes that the Merger occurred on January 1, 2019 and combines the historical results of Brooklyn and NTN.

For accounting purposes, Brooklyn is considered to be the acquiring company and the Merger will be accounted for as a reverse recapitalization of NTN by Brooklyn because at the time of the Merger, NTN is expected to have nominal assets and operations as a result of the closing of the asset sale (“Asset Sale”).

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Under reverse recapitalization accounting, the financial statement of the combined entity will represent a continuation of the financial statements of Brooklyn, and the assets and liabilities, if any, of NTN will be recorded at historical cost, as of the completion of the Merger. No goodwill or intangible assets will be recognized, and any excess consideration transferred over the value of the net assets, if any, of NTN following determination of the actual purchase consideration for NTN will be reflected as an adjustment to equity. Consequently, the unaudited pro forma condensed combined financial information of Brooklyn reflects the operations of the acquirer for accounting purposes together with the shares held by the stockholders of the legal acquirer and the issuance of the shares to be held by the accounting acquirer.

The historical financial statements of Brooklyn and NTN, which are provided elsewhere in this proxy statement/prospectus/consent solicitation statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. Pro forma adjustments related to the Pre-Closing Financing only reflects the cash proceeds from Brooklyn Rights Offering.

To the extent there are significant changes to the business of the combined company following the closing of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial information could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the closing of the Merger. There can be no assurances that these additional analyses will not result in material changes to the unaudited pro forma condensed combined financial information.

Note 3 - Pro forma adjustments

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with, the historical audited financial statements of Brooklyn and NTN for the year ended December 31, 2019 and the historical unaudited condensed combined financial information of Brooklyn and NTN as of and for the nine months ended September 30, 2020.

A.	To eliminate the operating accounts of NTN as a result of the Asset Sale.

B.	Reflects gross proceeds from the Brooklyn Rights Offering.

C.	To record the (i) elimination of NTN’s historical equity, (ii) elimination of Brooklyn’s historical equity, (iii) common stock and Series A preferred stock to be retained by NTN stockholders in connection with reverse recapitalization, (iv) issuance of NTN common stock to the members of Brooklyn upon closing of the Merger, (v) transaction costs associated with the Merger, and (vi) issuance of common stock to financial adviser upon consummation of the Merger.

									Accumulated
				Series A			Additional		other	Total
	Membership	Common stock		preferred stock		Treasury	paid-in	Accumulated	comprehensive	stockholders’
	units	Shares	Amount	Shares	Amount	stock	capital	deficit	income	equity
Elimination of NTN’s historical equity carrying value	$-	(2,952,275)	$(14,761)	(156,112)	$(781)	$456,450	$(136,880,951)	$136,186,243	$(241,170)	$(494,970)
Brooklyn rights offering membership units	10,000,000	-	-	-	-	-	-	-	-	10,000,000
Elimination of Brooklyn’s equity	(35,777,144)	-	-	-	-	-	35,777,144	-	-	-
Common stock to be retained by NTN stockholders	-	2,952,275	14,761	-	-	-	(14,761)	-	-	-
Series A preferred stock to be retained by NTN stockholders	-	-	-	156,112	781	-	(781)	-	-	-
Issuance of common stock to Brooklyn members	-	52,186,139	260,931	-	-	-	(260,931)		-	-
Issuance of common stock to financial adviser upon consummation of Merger	-	1,459,233	7,296	-	-	-	(7,296)	-	-	-
Payment of NTN’s unforgiven portion of PPP loan	-	-	-	-	-	-	(536,119)	-	-	(536,119)
Payment of transaction costs	-	-	-	-	-	-	-	(3,807,486)	-	(3,807,486)
Pro forma adjustment	$(25,777,144)	53,645,372	$268,227	-	$-	$456,450	$(101,923,695)	$132,378,757	$(241,170)	$5,161,425

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D.	To reflect $3,807,486 as an estimate of both Brooklyn’s and NTN’s additional acquisition-related transaction costs that are not already included in accrued liabilities as of September 30, 2020.

E.	Reflects additional NTN negative net cash of $2,468,021 and resulting adjustments to stockholders’ equity under Scenario 2.

	Common Stock		Series A preferred stock		Additional paid-in	Accumulated	Total stockholders’
	Shares	Amount	Shares	Amount	capital	deficit	equity
Total stockholders’ equity (after Scenario 1)	56,597,647	$282,988	156,112	$781	$34,957,256	$(19,821,815)	$15,419,210
Additional issuance of common stock to Brooklyn members (Scenario 2)	31,123,337	155,617	-	-	(2,623,637)	-	(2,468,020)
Additional issuance of common stock to financial adviser upon consummation of Merger (Scenario 2)	821,628	4,108	-	-	(4,108)	-	-
Total stockholders’ equity (after Scenario 2)	88,542,612	$442,713	156,112	$781	$32,329,511	$(19,821,815)	$12,951,190

F.	The pro forma combined basic and diluted net loss per share have been adjusted to reflect the pro forma net loss for the nine months ended September 30, 2020 and the year ended December 31, 2019. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the Merger.

The following table sets forth the calculation of the pro forma weighted average number of common shares outstanding – basic and diluted.

	Nine months ended September 30, 2020	Year ended December 31, 2019

NTN common shares weighted average shares outstanding for the respective periods	2,920,468	2,874,683
Issuance of common shares to Brooklyn members	52,186,139	52,186,139
Issuance of common shares to financial adviser upon consummation of Merger	1,459,233	1,459,233
Pro forma weighted average number of shares outstanding (after Scenario 1)	56,565,840	56,520,055

Additional issuance of common shares to Brooklyn members (Scenario 2)	31,123,337	31,123,337
Additional issuance of common shares to financial adviser upon consummation of Merger (Scenario 2)	821,628	821,628
Pro forma weighted average number of shares outstanding (after Scenario 2)	88,510,805	88,465,020

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DESCRIPTION OF NTN CAPITAL STOCK

The following description of NTN’s capital stock is not complete and may not contain all the information you should consider before investing in NTN capital stock. This description is summarized from, and qualified in its entirety by reference to, and should be read together with, NTN’s restated certificate of incorporation and amended and restated bylaws, in each case, as amended to date, which have been filed with the SEC. See the sections entitled “Where You Can Find More Information” and “Additional Information” in this proxy statement/prospectus/consent solicitation statement. The terms of NTN capital stock may also be affected by DGCL.

Authorized Capital

As of the date of this proxy statement/prospectus/consent solicitation statement, NTN is authorized to issue up to 15,000,000 shares of common stock, par value $.005 per share (the “common stock”), and up to 1,000,000 shares of preferred stock, par value $.005 per share (the “preferred stock”), of which 156,112 shares are designated as Series A Convertible Preferred Stock. Only the common stock is registered under Section 12 of the Exchange Act and only shares of common stock are being registered for issuance pursuant to the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part.

As of January 29, 2021, 2,976,096 shares of common stock and 156,112 shares of Series A Convertible Preferred Stock were issued and outstanding. The outstanding shares of Series A Convertible Preferred Stock were convertible into 84,099 shares of common stock as of that date based on their conversion price as of that date.

Rights of Holders of NTN Common Stock

Dividend Rights. Subject to preferences that may apply to any then outstanding preferred stock, holders of the common stock are entitled to receive dividends, if any, as may be declared from time to time by NTN’s board of directors out of legally available funds.

Voting Rights. Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The holders of common stock do not have cumulative voting rights. If the Series A Voting Rights Proposal is approved at the special meeting and if the amendment to NTN’s restated certificate of incorporation contemplated thereby is effected, the holders of NTN’s outstanding Series A Convertible Preferred Stock will have the right to vote with the holders of common stock on an as-converted to common stock basis.

Liquidation Rights. In the event of liquidation, dissolution or winding up of NTN, holders of shares of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of NTN’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Upon liquidation, dissolution or winding up of NTN, each then-outstanding share of Series A Convertible Preferred Stock has a preference over the common stock to the extent of $1.00 per share, but is not otherwise entitled to share in the proceeds of any liquidation, dissolution or winding up of NTN.

No Preemptive Rights. Holders of shares of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Rights of Preferred Stock May be Senior to Rights of Common Stock. NTN’s board of directors has the authority, without further action by the holders of NTN capital stock, to issue up to an additional 843,888 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the holders of the common stock.

Anti-Takeover Effect Provisions

Certain provisions in NTN’s restated certificate of incorporation and amended and restated bylaws, in each case, as amended to date, may have an anti-takeover effect, including:

Number of Directors. The number of directors on NTN’s board of directors is established by NTN’s board of directors, which may delay the ability of NTN’s stockholders to change the composition of a majority of the board of directors.

No Cumulative Voting. NTN’s stockholders cannot cumulate their votes in the election of directors, which limits the ability of minority stockholders to elect director candidates.

Filling of Vacancies. NTN’s board of directors has the exclusive right to elect a director to fill any vacancy or newly created directorship.

Removing Directors. A director may be removed only by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Prohibition on Written Consent. NTN’s stockholders are prohibited from acting by written consent, which forces stockholder action to be taken at an annual or special meeting of the stockholders. The affirmative vote of the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or repeal, or adopt any provision inconsistent with, the foregoing.

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Calling Special Meetings. Special meetings of NTN’s stockholders may be called only by NTN’s board of directors, which may delay the ability of the stockholders to force consideration of a proposal or to take action, including the removal of directors. The affirmative vote of the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or repeal, or adopt any provision inconsistent with, the foregoing.

Advance Notice Procedures. NTN’s stockholders must comply with the advance notice procedures in NTN’s amended and restated bylaws, as amended, to nominate candidates to NTN’s board of directors and to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from soliciting proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of NTN.

Bylaw Amendments. NTN’s board of directors, by majority vote, may amend or repeal any bylaw and may adopt new bylaws. NTN’s stockholders may not adopt, amend, or repeal a bylaw or adopt new bylaws except by the vote or written consent of at least 66 2/3% of the voting power of the corporation. These provisions may inhibit the ability of an acquirer from amending NTN’s restated certificate of incorporation or amended and restated bylaws, in each case, as amended to date, to facilitate a hostile acquisition and may allow NTN’s board of directors to take additional actions to prevent a hostile acquisition.

Preferred Stock. NTN’s board of directors can determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could significantly dilute the ownership of a hostile acquirer.

Additional Authorized Shares of Capital Stock. The shares of authorized common stock and preferred stock available for issuance under NTN’s restated certificate of incorporation, as amended, could be issued at such times, under such circumstances, and with such terms as to impede a change in control.

Repurchases from Controlling Persons. Subject to certain exceptions, no purchase by NTN from any Controlling Person (as defined below) of shares of any NTN stock owned by such Controlling Person shall be made at a price exceeding the average price paid by such Controlling Person for all shares of NTN stock acquired by such Controlling Person during the two-year period preceding the date of such proposed purchase unless such purchase is approved by the affirmative vote of not less than a majority of the voting power of the shares of NTN stock entitled to vote held by Disinterested Stockholders (as defined below). The foregoing may not be amended without the affirmative vote of not less than a majority of NTN stock entitled to vote thereon; provided, however, that if, at the time of such vote, there shall be one or more Controlling Persons, such affirmative vote shall include the affirmative vote in favor of such amendment of not less than a majority of the voting power of the shares of NTN stock entitled to vote thereon held by Disinterested Stockholders. “Controlling Person” means any individual, corporation, partnership, trust, association or other organization or entity (including any group formed for the purpose of acquiring, voting or holding securities of NTN) which either directly, or indirectly through one or more intermediaries, owns, beneficially or of record, or controls by agreement, voting trust or otherwise, at least 10% of the voting power of the stock of NTN, and such term also includes any corporation, partnership, trust, association or other organization or entity in which one or more Controlling Persons have the power, through the ownership of voting securities, by contract, or otherwise, to influence significantly any of the management, activities or policies of such corporation, partnership, trust, association, other organization or entity. “Disinterested Stockholders” means those holders of the stock of NTN entitled to vote on any matter, none of which is a Controlling Person.

In addition, as a Delaware corporation, NTN is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless: (i) before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock not owned by the interested stockholder.

The term “business combination” generally includes mergers or consolidations resulting in a financial benefit to the interested stockholder. The term “interested stockholder” generally means any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, who, together with affiliates and associates, owns (or owned within three years prior to the determination of interested stockholder status) 15% or more of the outstanding voting stock of the corporation.

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Exclusive Forum

Section 8.12 of NTN’s amended and restated bylaws, as amended, provides that, unless NTN consents in writing to the selection of an alternative forum, the state courts of the State of Delaware (or, if no such state court has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of NTN, (B) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or stockholder of NTN to NTN or its stockholders, (C) any action asserting a claim against NTN or any director or officer or stockholder of NTN arising pursuant to any provision of the DGCL or NTN’s restated certificate of incorporation or amended and restated bylaws, or (D) any action asserting a claim against NTN or any director or officer or stockholder of NTN governed by the internal affairs doctrine.

Section 8.12 of NTN’s amended and restated bylaws, as amended, also provides that if any provision of Section 8.12 is held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 8.12 (including, without limitation, each portion of any sentence of Section 8.12 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

Section 8.12 is intended to apply to the fullest extent permitted by law to the types of actions specified therein, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the claims specified in Section 8.12 and claims under the federal securities laws. Application of the choice of forum provision in Section 8.12 may be limited in some instances by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, Section 8.12 will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, subject to a limited exception for certain “covered class actions.” The enforceability of choice of forum provisions in other companies’ charter documents similar to Section 8.12 has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against NTN, a future court could find the choice of forum provisions contained in Section 8.12 to be inapplicable or unenforceable in such action. NTN stockholders will not be deemed, by operation of Section 8.12, to have waived claims arising under the federal securities laws and the rules and regulations thereunder.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the stockholders of NTN have appraisal rights in connection with a merger or consolidation of NTN. Under the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware courts.

Listing

The common stock is listed on the NYSE American under the symbol “NTN.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

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COMPARISON OF RIGHTS OF HOLDERS OF
NTN COMMON STOCK AND BROOKLYN SECURITIES

NTN is incorporated under the laws of the state of Delaware and Brooklyn is organized as a limited liability company under the laws of the state of Delaware and, accordingly, the rights of NTN’s stockholders and Brooklyn’s members are currently governed by the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), respectively. If the Merger is completed, Brooklyn’s members will become stockholders of NTN and their rights will be governed by the DGCL, NTN’s amended and restated bylaws, as amended, NTN’s restated certificate of incorporation, as amended, and, assuming the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, the Series A Voting Rights Proposal and the Name Change Proposal are approved by NTN’s stockholders at the special meeting and implemented, NTN’s restated certificate of incorporation as further amended by the amendments thereto attached to this proxy statement/prospectus/consent solicitation statement as Annex B-1, B-2, B-3 and B-4, respectively.

The table below summarizes the material differences between the current rights of Brooklyn’s members under Brooklyn’s certificate of formation and limited liability company agreement, as amended (“LLCA”), and the rights of NTN’s stockholders under NTN’s amended and restated bylaws, as amended, and NTN’s restated certificate of incorporation, as amended to date and as further amended assuming the amendments to NTN’s restated certificate of incorporation contemplated by the Reverse Stock Split Proposal, the Increase in Authorized Shares Proposal, the Series A Voting Rights Proposal and the Name Change Proposal are effected.

While NTN and Brooklyn believe that the summary below covers the material differences between the rights of their respective securityholders prior to the Merger and the rights of NTN’s stockholders following the Merger, the summary may not contain all of the information that is important to you. The summary is not intended to be a complete discussion of the respective rights of NTN’s and Brooklyn’s securityholders and are qualified in their entirety by reference to the DGCL, the DLLCA, and the various documents of NTN and Brooklyn that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/consent solicitation statement for a more complete understanding of the differences between being a securityholder of NTN or Brooklyn before the Merger and being a stockholder of NTN after the Merger. NTN has filed copies of its restated certificate of incorporation and amended and restated bylaws, in each case, as amended to date, with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/consent solicitation statement to you upon your request. Brooklyn will also send copies of its organization documents referred to in this proxy statement/prospectus/consent solicitation statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/consent solicitation statement.

Provision	Brooklyn (Pre-Merger)	NTN (Post-Merger)
Authorized Capital Stock

The LLCA authorizes the Brooklyn Board to issue additional units or other interests in Brooklyn in such amounts and in exchange for such consideration as may be determined by the Brooklyn Board.

The LLCA authorizes the issuance of Class A, Class B, Class C, Common Units, Investor A and Investor B Units. Except as required by the DLLCA and the LLCA, all Units are non-voting, except that beneficial holders of the Class A membership interests must approve a Merger or other sale transaction.

NTN will be authorized to issue up to 100,000,000 shares of common stock, par value $0.005 per share, and 1,000,000 shares of preferred stock, par value $0.005 per share.

Member/Stockholder Nominations and Proposals	The LLCA does not provide for member nominations or proposals.	NTN stockholders may make nominations to the NTN board of directors, subject to compliance with the advance notice procedures in NTN’s amended and restated bylaws. Stockholder proposals for inclusion in NTN’s proxy statement must comply with the requirements of Rule 14a-8 under the Exchange Act and NTN’s amended and the advance notice procedures in the amended and restated bylaws.

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Provision	Brooklyn (Pre-Merger)	NTN (Post-Merger)
Removal of Directors

The LLCA provides that managers shall serve until their resignation, death or removal or the appointment of their successors.

Brooklyn Immunotherapeutics Investors LP may remove managers as it determines from time-to-time.

NTN directors hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified or until their respective death, resignation or removal.

Except as may otherwise be provided by the DGCL and subject to the rights of any preferred stock to elect directors under specified circumstances, a director may be removed from office, with or without cause, only by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Special Meetings of Members/Stockholders	The LLCA does not have a provision for the call of special meetings of members.	Special meetings of NTN stockholders may be called only by the NTN board of directors. The affirmative vote of the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or repeal, or adopt any provision inconsistent with, the foregoing.

Cumulative Voting	The LLCA does not have a provision granting cumulative voting rights in the election of managers of an LLC	NTN’s restated certificate of incorporation and amended and restated bylaws do not permit NTN stockholders to cumulate their votes in the election of NTN directors.

Vacancies	Any vacancy among the Brooklyn Board is filled by Brooklyn Immunotherapeutics Investors LP.

The NTN board of directors has the exclusive right to elect a director to fill any vacancy or newly created directorship.

No decrease in the number of directors constituting the NTN board of directors shall shorten the term of any incumbent director.

Voting Securities	Under the LLCA, members have limited voting rights except as required by the DLLCA. However, the beneficial holders of Class A membership interests must approve any Merger or sale transaction.

Each holder of NTN common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Votes may be cast in person or by proxy.

Each holder of the Series A Convertible Preferred Stock is entitled to vote, on an as-converted to common stock basis, on all matters submitted to a vote of the holders of common stock, voting together as one class with the holders of common stock and any other class or series of preferred stock so voting as one class.

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Provision	Brooklyn (Pre-Merger)	NTN (Post-Merger)
Members/Stockholders Agreement; Voting Agreement	Brooklyn does not have any member agreements with any of its Members in place.

Other than the support agreements entered into as of August 12, 2020 with each of the directors and officers of NTN in connection the Merger Agreement, NTN does not have any stockholders’ or voting agreement with any of its stockholders in place.

Drag Along/Tag Along Rights	Brooklyn members have drag along and tag along rights under the LLCA.	NTN’s stockholders do not have drag along or tag along rights.

Securityholder Action by Written Consent	Beneficial holders of Class A Members of Brooklyn may take action by written consent to approve any merger transaction of Brooklyn with another entity.	NTN stockholders are prohibited from acting by written consent. The affirmative vote of the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or repeal, or adopt any provision inconsistent with, the foregoing.

Notice of Member/ Stockholder Meeting	Members of Brooklyn have no voting rights under the LLCA.	Except to the extent waived in writing by the person entitled to such notice, written notice of each stockholder meeting specifying the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present and person and vote at such meeting, and in the case of a special meeting, the business to be conducted at the meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. Any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the DGCL.

Conversion Rights and Protective Provisions

The LLCA does not provide for conversion rights.

Subject to certain limitations, Members have a preemptive right, to the extent set forth in the LLCA, to purchase a pro rata share of new units issued by Brooklyn.

The restated certificate of incorporation of NTN does not provide that holders of NTN common stock shall have preemptive, conversion, subscription or other protective rights, and there are no redemption or sinking fund provisions applicable to NTN common stock.

The outstanding shares of NTN Series A Convertible Preferred Stock are convertible at any time at the option of the holder thereof into fully paid and nonassessable shares of NTN common stock at a conversion rate set forth in NTN’s restated certificate of incorporation. The Series A Convertible Preferred Stock has a $1.00 per share liquidation preference over NTN common stock. There is no mandatory conversion term, date or any redemption features associated with the Series A Convertible Preferred Stock.

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Provision	Brooklyn (Pre-Merger)	NTN (Post-Merger)
Right of First Refusal	Brooklyn does not have a right of first refusal in place.	NTN does not have a right of first refusal in place.

Right of Co-Sale	Brooklyn does not have a right of co-sale in place.	NTN does not have a right of co-sale in place.

Indemnification of Officers and Directors	Pursuant to the LLCA, Brooklyn shall indemnify and hold harmless any person (each an “Indemnified Person”) to the fullest extent permitted under the DLLCA, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person (or one or more of such person’s affiliates) by reason of the fact that such person is or was a Manager; provided that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s or its affiliates’ gross negligence, bad faith, willful misconduct or knowing violation of law. Expenses, including attorneys’ fees and expenses, incurred by any such Indemnified Person in defending a proceeding shall be paid by Brooklyn in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by Brooklyn.

NTN’s restated certificate of incorporation provides that, to the extent permitted by law, no director of NTN shall be liable to NTN or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to NTN or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

NTN’s restated certificate of incorporation also provides that, to the full extent permitted by law: (1) NTN shall indemnify any person (or the estate of any person) who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of NTN by reason of the fact that such person is or was a director, officer, employee or agent of NTN, or is or was serving at the request of NTN as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; (2) NTN may purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him; and (3) the indemnification provided therein shall include expenses (including attorneys’ fees) in any action, suit or proceeding, or in connection with any appeal therein, judgments, fines and amounts paid in settlement, and in the manner provided by law any such expenses may be paid by NTN in advance of the final disposition of such action, suit or proceeding. NTN’s restated certificate of incorporation also provides that the indemnification provided therein shall not be deemed to limit the right of NTN to indemnify any other person for any such expense to the full extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from NTN may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

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Provision	Brooklyn (Pre-Merger)	NTN (Post-Merger)

NTN’s amended and restated bylaws provide that each person who was or is made a party to or is threatened to be made a party to, witness or other participant in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she is or was a director or officer of NTN (an “Indemnities”), whether the basis of the Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by NTN to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits NTN to provide broader indemnification rights than such law permitted NTN to provide before such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by Indemnitee in connection therewith; provided, however, NTN shall not indemnify any such Indemnitee in connection with a Proceeding (or part thereof) (i) initiated by such Indemnitee against NTN or any director or officer of NTN unless NTN has joined in or consented to the initiation of such Proceeding or (ii) made on account of Indemnitee’s conduct which constitutes a breach of Indemnitee’s duty of loyalty to NTN or its stockholders, or is an act or omission not in good faith which involves intentional misconduct or a knowing violation of the law.

NTN entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its restated certificate of incorporation and amended and restated bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Advancement of Expenses	There is no provision in the LLCA regarding advancement of expenses in indemnification.	NTN’s restated certificate of incorporation provides that, in the manner provided by law, any indemnifiable expenses may be paid by NTN in advance of the final disposition of the action, suit or proceeding.

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Provision	Brooklyn (Pre-Merger)	NTN (Post-Merger)
Amendments to Organizational Documents	The LLCA provides that no waiver, modification or amendment of the LLCA is valid or binding unless such waiver, modification or amendment is in writing and (a) duly executed by Brooklyn Immunotherapeutics Investors LP and (b) if the effect of the waiver, amendment or modification on any Member or Members is different in a material and adverse respect as compared with the effect on Brooklyn Immunotherapeutics Investors LP, by holders of a majority of the units held by all such Members so affected.

Any provision of NTN’s restated certificate of incorporation may be amended, altered, changed or repealed in any manner prescribed by law; provided, however, that (1) the affirmative vote of the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or repeal, or adopt any provision inconsistent with Article X, which contains the prohibition on stockholder action by written consent and (2) Article XI, which provides that, subject to certain exceptions, no purchase by NTN from any Controlling Person (as defined therein) of shares of NTN stock owned by such Controlling Person shall be made at a price exceeding the average price paid by such Controlling Person for all shares of NTN stock acquired by such Controlling Person during the two-year period preceding the date of such proposed purchase unless such purchase is approved by the affirmative vote of not less than a majority of the voting power of the shares of NTN stock entitled to vote held by Disinterested Stockholders (as defined therein), may not be amended without the affirmative vote of not less than a majority of the NTN stock entitled to vote thereon; provided, however, that if, at the time of such vote, there shall be one or more Controlling Persons, such affirmative vote shall include the affirmative vote in favor of such amendment of not less than a majority of the voting power of the shares of NTN stock entitled to vote thereon held by Disinterested Stockholders.

The NTN board of directors may, by majority vote, amend or repeal NTN’s bylaws and may adopt new bylaws.

NTN stockholders may not adopt, amend, or repeal NTN’s bylaws or adopt new bylaws except by the vote or written consent of at least 66 2/3% of the voting power of the corporation.

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PRINCIPAL STOCKHOLDERS OF NTN

The following table sets forth the number and percentage ownership of NTN common stock as of January 29, 2021 by:

●	all persons known to NTN to be the beneficial owner of more than 5% of NTN common stock;

●	each of NTN’s directors;

●	each of NTN’s named executive officers; and

●	all of NTN’s current executive officers and directors as a group.

Except as otherwise indicated in the footnotes to the table below: (i) each of the persons named has sole voting and investment power with respect to the shares of common stock shown, subject to applicable community property and similar laws; and (ii) the address for each director and named executive officer is c/o NTN Buzztime, Inc., 6965 El Camino Real, Suite 105-Box 517, Carlsbad, California 92009. The information in the table is based solely on statements in filings with the SEC or other reliable information.

Name	Number of Shares Beneficially Owned	Percent of Common Stock(1)
Directors and Named Executive Officers:
Allen Wolff (2)	117,245	3.9
Richard Simtob (3)	57,494	1.9
Michael Gottlieb (4)	19,586	*
Sandra Gurrola (5)	18,809	*
Susan Miller (6)	600	*
All executive officers and directors as a group (5 persons) (7)	213,734	7.1

5% Stockholders:
Bard Associates (8)	271,850	9.1
Ault Global Holdings, Inc. (9)	295,000	9.9

* Less than 1%
(1)

Included as outstanding for purposes of this calculation are 2,976,096 shares of common stock outstanding as of January 29, 2021 plus, in the case of each particular person, the shares of common stock subject to options exercisable for, or restricted stock units that may be settled in, shares of common stock within 60 days after January 29, 2021 held by that person, which instruments are specified by footnote. Shares subject to outstanding options and restricted stock units other than as described in the preceding sentence are not deemed to be outstanding for purposes of this calculation.

(2)	Includes 15,000 shares subject to options and 1,389 shares subject to restricted stock units held by Mr. Wolff.
(3)	Includes 1,400 shares subject to options held by Mr. Simtob.
(4)	Includes 600 shares subject to options held by Mr. Gottlieb.
(5)	Includes 5,700 shares subject to options and 556 shares subject to restricted stock units held by Ms. Gurrola.
(6)	Consists of 600 shares subject to options held by Ms. Miller.
(7)	Includes 23,300 shares subject to options and 1,945 shares subject to restricted stock units held by our directors and executive officers.
(8)	The number of shares is the number stated as beneficially owned as of December 31, 2019 in a Schedule 13G/A filed with the SEC on February 11, 2020. In that filing, Bard Associates, Inc. states that it has sole power to vote 20,000 shares of our common stock and sole power to dispose of 271,850 shares of our common stock, and lists its address as 135 South LaSalle Street, Suite 3700, Chicago, IL 60603.
(9)	The number of shares is the number stated as beneficially owned as of January 28, 2021 in a Schedule 13D filed with the SEC on January 29, 2021. In that filing, Ault Global Holdings, Inc. states that it has sole power to vote and dispose of 295,000 shares of our common stock, and lists its address as 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

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DISTRIBUTION OF THE MERGER CONSIDERATION
AMONG BROOKLYN MEMBERS IN THE MERGER

Brooklyn Securities Outstanding

As of the date of this proxy statement/prospectus/consent solicitation statement, Brooklyn has the following classes of membership interests outstanding;

●	65,000 Class A Units (the “Original Class A Units”) and 21,667 Class A-1 Units (the “Class A-1 Units” and together with the Original Class A Units, the “Class A Units”);

●	15,000 Class B Units (the “Class B Units”);

●	10,000 Class C Units (the “Class C Units”); and

●	4,137.5 Common Units (the “Common Units” and, together with the Class A Units, the Class B Units, and the Class C Units, the “Units”).

The Original Class A Units are held of record by Brooklyn Immunotherapeutics Investors LP, a Delaware limited partnership (“Limited Partnership”). The General Partner of the Limited Partnership is Brooklyn Immunotherapeutics Investors GP LLC, a Delaware limited liability company (“General Partner”). The Limited Partnership and the General Partner were formed in October 2018 in connection with the purchase by Brooklyn of the assets of IRX Therapeutics, Inc., a Delaware corporation (“IRX”) pursuant to an Asset Purchase Agreement, dated as of November 6, 2018, between Brooklyn and IRX (the “IRX Asset Purchase Agreement”). As part of the asset sale transaction contemplated by the IRX Asset Purchase Agreement (the “IRX Asset Sale”), the Limited Partnership committed to fund approximately $23.2 million to Brooklyn to fund the continued development of the product candidates that were part of the purchased assets.

In connection with the formation of the Limited Partnership in October 2018, the General Partner committed to fund approximately $18.6 million into the Limited Partnership, all of which has been funded to date. The General Partner has been funded by approximately 20 investors. Further, approximately 65 limited partners contributed approximately $4.6 million to the Limited Partnership. All of these funds were contributed by the Limited Partnership to the capital of Brooklyn. Each beneficial holder of the Original Class A Units shares ratably in the Original Class A Units based on their contribution compared to the full amount contributed by all holders.

Following the IRX Asset Sale, on December 31, 2018, IRX was liquidated and the Class B Units and the Class C Units held by IRX at the closing of the IRX Asset Sale were distributed to the approximately 420 noteholders and stockholders of IRX.

The Common Units are held by members of Brooklyn’s management and vest over time. There are 4,137.5 Common Units outstanding. The Common Units will share in the allocation of Merger Consideration in accordance with the terms of Brooklyn’s limited liability company agreement, as more particularly described below.

One of the closing conditions in the Merger Agreement is that, at the closing of the Merger, Brooklyn have not less than $10 million in cash and cash equivalents on its balance sheet and have not more than $750,000 of indebtedness for borrowed money. To help ensure that Brooklyn meets this closing condition, Brooklyn has previously engaged in a rights offering to the beneficial holders of its Class A membership interests (“Investor Units”) in return for the additional required funding. These Investor Units will be exchanged for shares of NTN common stock in the Merger. The Class A-1 Units are held by the beneficial holders of the Class A Units who subscribed to purchase the Investor Units in the rights offering.

Allocation of NTN common stock among Brooklyn members

At the effective time of the Merger, the Investor Units will be exchanged for such fraction of the total number of shares of NTN common stock issued in the Merger, the numerator of which is the total purchase price of the Investor Units and the denominator of which is the valuation of Brooklyn as established by the subscription agreements executed between Brooklyn and the subscribers.

After allocation of the shares of NTN common stock issued in the Merger to the holders of the Investor Units and after Maxim is allocated a portion of the shares of NTN common stock issued in the Merger pursuant to the terms of its engagement letter with Brooklyn, as described below, the remaining shares of NTN common stock issued in the Merger will be allocated to the holders of the other classes of membership units in Brooklyn generally in the following order and priority listed below, as more specifically described in Brooklyn’s operating agreement. The value to be used for purposes of allocating such shares among the members of Brooklyn will be based on the $125 million value ascribed to Brooklyn in the Merger Agreement.

●	First, to the holders of Class A Units and the Class A-1 Units, pro rata in proportion to the number of Class A Units and Class A-1 Units held by each holder, until Brooklyn has made aggregate distributions in respect of the Class A Units equal to $100 million; and

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●	For the remaining $25 million in value, (i) 75% to the holders of Class A Units and the Common Units, pro rata in proportion to the number of such Units held by each, (ii) 15% to the holders of Class B Units, pro rata in proportion to the number of such Units held by each, and (iii) 10% to the holders of Class C Units, pro rata in proportion to the number of such Units held by each.

For example, assuming that Brooklyn has $10 million in cash and cash equivalents on its balance sheet at the closing of the Merger and NTN has zero net cash (and the number of shares of NTN common stock on a fully diluted basis as of immediately prior to the effective time of the Merger is 3,137,605), the stockholders of NTN immediately prior to the effective time of the Merger will hold approximately 5.92% of the total number of shares of NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis, and the members of Brooklyn, including the investors in the rights offering, and Maxim will hold approximately 94.08% of the total number of shares of NTN common stock outstanding immediately after the effective time of the Merger on a fully diluted basis. In that scenario, there would be 52,970,155 shares of NTN common stock outstanding following the Merger on a fully diluted basis (without giving effect of the Reverse Stock Split) and the number of shares of NTN common stock issued in the Merger would be 49,832,550, which would be distributed as follows:

Shares Allocated to:	Number of Shares
Fee due to Maxim Group LLC	1,361,167
Members who have previously committed to fund the $10 Million	14,237,871
Beneficial holders of Class A Units	32,214,534
Holders of Class B Units	1,027,005
Holders of Class C Units	684,670
Holders of Common Units	307,303
Total	49,832,550

Maxim Engagement Letter

Pursuant to that certain letter agreement between Brooklyn and Maxim, Brooklyn will pay a success fee to Maxim at the closing of the Merger equal to 3.75% of the $125 million value ascribed to Brooklyn in the Merger Agreement for purposes of calculating the number of shares of NTN common stock to be issued in the Merger. Based on a negotiated enterprise value of $125 million, or $4,687,500, of which $1,000,000 will be paid in cash and $3,687,500 will be paid shares of NTN common stock at the closing of the Merger. If the NTN Percentage is 5.92%, each share of NTN common stock will be valued at $2.71 per share (regardless of the price at which the NTN shares are trading), and the number of shares of NTN common stock that will be issued to Maxim will be 1,361,167 (if the NTN Percentage is 3.26%, each share of NTN common stock will be valued for this purpose at $1.47 per share and Maxim will receive 2,502,881 shares of NTN common stock, regardless of the price at which NTN’s shares are trading). The shares of NTN common stock issued to Maxim will reduce the shares of NTN common stock available for issuance to Brooklyn’s members on a one-for-one basis. If the NTN percentage is less than 5.92% but more than 3.26%, the shares issued to Maxim will be adjusted.

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PRINCIPAL STOCKHOLDERS FOLLOWING THE MERGER

The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the Merger, by:

●	each director (or director nominee) and named executive officer of the combined company following the Merger;

●	all of the combined company’s directors and executive officers as a group; and

●	each person or group who is expected to be a beneficial owner of more than 5% of the common stock of the combined company following the consummation of the Merger.

The information in the table below does not give effect to the Reverse Stock Split and assumes that:

●	the closing of the Merger occurred on September 30, 2020;

●	as of the closing of the Merger, Brooklyn had $10 million of cash and cash equivalents and NTN had zero net cash;

●	all outstanding NTN stock options are in-the-money; and

●

immediately following the effective time of the Merger, based on the exchange ratio being 5.92%/94.08%, NTN has 52,970,155 shares of common stock outstanding on a fully diluted basis, with the NTN stockholders immediately prior to the effective time of the Merger owning 3,137,605 of such shares, Maxim owning 1,361,167 of such shares and the Brooklyn members immediately prior to the effective time of the Merger owning 48,471,383 of such shares.

Except as otherwise indicated in the footnotes to the table below: (i) Brooklyn believes that each of the persons named in the table has sole voting and investment power with respect to the shares indicated as being beneficially owned; and (ii) the address for each director and named executive officer is c/o Brooklyn, 140 58th Street, Building A, Suite 2100, Brooklyn, N.Y. 11220. The information in the table is based solely on information in Brooklyn’s records.

Name	Number of Shares Beneficially Owned	Percent of Common Stock
Directors and Named Executive Officers:
Charles Cherington	7,324,094	13.8
George P Denny (1)	6,226,044	11.8
Nicholas Singer (2)	5,118,135	9.7
Luba Greenwood	20,039	*
Yiannis Monovoukas(3)	2,273,108	4.3
Ron Guido	40,913	*
Lynn Sadowski-Mason	37,736	*
All executive officers and directors as a group (7 persons)	21,040,068	39.7

5% Stockholders:
John Halpern (4)	5,902,456	11.1
BIT Investors	2,730,049	5.2

*	Less than 1%
(1)	Includes shares held by Denny Family Partners and the George P Denney Trust. Also includes shares held by several trusts for the benefit of specified members of Mr. Denny’s family. Mr. Denny disclaims ownership over the shares held by trusts for the benefit of specified family members.
(2)	Includes shares owned by PCI BI, LLC and Pensco Trust LLC, as custodian for Mr. Singer.
(3)	Includes shares held in trusts established by Mr. Monovoukas for the benefit of his family members.
(4)	Includes shares held in several family trusts established for the benefit of Mr. Halpern’s family members. Brooklyn believes that Mr. Halpern disclaims beneficial ownership over shares in trusts for the benefit of specified family members.
(5)	Entity controlled by Edward Bennett. Brooklyn believes that Mr. Benefit disclaims beneficial ownership over shares allocable to members of BIT Investors other than Mr. Bennett.

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LEGAL MATTERS

Breakwater Law Group, LLP will pass on the validity of the shares of NTN common stock offered by this proxy statement/prospectus/consent solicitation statement. The material U.S. federal income tax consequences of the Merger will be passed upon by Sheppard Mullin Richter & Hampton LLP and Akerman LLP.

EXPERTS

The consolidated financial statements of NTN Buzztime, Inc. as of December 31, 2019 and 2018 and for each of the years in the two-year period ended December 31, 2019 have been audited by Squar Milner LLP (which effective as of November 1, 2020, merged with Baker Tilly US, LLP), an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to NTN Buzztime, Inc.’s ability to continue as a going concern), and included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Brooklyn ImmunoTherapeutics LLC as of December 31, 2019, and for the periods from January 1, 2018 through November 5, 2018 (predecessor period) and from November 6, 2018 through December 31, 2019 (successor period), have been included herein in reliance upon the report of Marcum LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements contains an explanatory paragraph that states that Brooklyn’s loss from operations and net capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

NTN is subject to the reporting requirements of the Exchange Act and files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as NTN, that file documents electronically with the SEC. NTN’s SEC filings are available to the public at the SEC’s website address at http://www.sec.gov. The information on the SEC’s website is not part of this proxy statement/prospectus/consent solicitation statement, and any references to the SEC’s website or any other website are inactive textual references only. NTN maintains a website at http://buzztime.com/investors, through which you can access its SEC filings. The information set forth on NTN’s website is not part of this proxy statement/prospectus/consent solicitation statement. NTN’s website address is included in this prospectus solely as an inactive textual reference.

Information about Brooklyn is available on its website at brooklynitx.com. However, the information on the website is not a part of this proxy statement/prospectus/consent solicitation statement.

As of the date of this proxy statement/prospectus/consent solicitation statement, NTN has filed a registration statement on Form S-4 to register with the SEC the NTN common stock that NTN will issue to Brooklyn’s members in the Merger. This proxy statement/prospectus/consent solicitation statement is a part of that registration statement and constitutes a prospectus of NTN, as well as a proxy statement of NTN for its special meeting and a consent solicitation statement for the purpose of Brooklyn for its written consent.

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If you would like to request documents from NTN or Brooklyn, please send a request in writing or by telephone to either NTN of Brooklyn at the following addresses:

NTN Buzztime, Inc. Attn: Investor Relations 6965 El Camino Real, Suite 105-Box 517 Carlsbad, CA 92009 (760) 438-7400	Brooklyn ImmunoTherapeutics LLC 140 58th Street Building A, Suite 2100 Brooklyn, NY 11220 (212) 582-1199

If you are an NTN stockholder and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation statement or if you have questions about the Merger, the Asset Sale or the procedures for voting your shares, you should contact NTN’s proxy solicitor:

The Proxy Advisory Group, LLC
18 East 41st Street, 20th Floor
New York, New York 10017
(212) 616-2181

ADDITIONAL INFORMATION

Available Information

NTN will mail without charge, upon written request, a copy of its Annual Report on Form 10 K for the year ended December 31, 2019, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Investor Relations
NTN Buzztime, Inc.
6965 El Camino Real, Suite 105-Box 517
Carlsbad, California 92009

The Annual Report on Form 10-K is also available on the Investor Relations section of NTN’s website, which is located at http://buzztime.com/investors.

“Householding”

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called “householding.” Under this procedure, multiple stockholders who reside at the same address may receive a single copy of this proxy statement/prospectus/consent solicitation statement and related material (collectively, the “proxy materials”) unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

With regard to this special meeting of stockholders, a number of brokers with account holders who are NTN stockholders will be “householding” the proxy materials. A single set of the proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. Stockholders of record may revoke their consent at any time by contacting American Stock Transfer and Trust Company by email through their website at www.astfinancial.com/contact-us or by phone at (800) 937-5449. Beneficial owners should contact their bank, bank, broker or other holder of record.

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Upon written or oral request, NTN will promptly deliver a separate copy of the proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the proxy materials, you may write or call the Investor Relations department at NTN Buzztime, Inc., 6965 El Camino Real, Suite 105-Box 517, Carlsbad, California 92009, Attn: Investor Relations, (760) 438-7400, or you may contact The Proxy Advisory Group, LLC, NTN’s proxy solicitor, by calling (212) 616-2181.

Any stockholders who share the same address and currently receive multiple copies of NTN’s annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Investor Relations department at the address or telephone number listed above.

Communications with NTN directors

NTN stockholders may communicate directly with the NTN board of directors or an individual director in writing by sending a letter to the board or an individual director c/o NTN’s corporate secretary at: NTN Buzztime, Inc., Corporate Secretary c/o Board of Directors, 6965 El Camino Real, Suite 105-Box 517, Carlsbad, California 92009. In general, NTN’s corporate secretary will promptly forward the communication to the chairman of the board or the director identified in the communication. However, NTN reserves the right not to forward any abusive, threatening or otherwise inappropriate materials.

Stockholder Proposals For 2021 Annual Meeting

Stockholder proposals to be included in NTN’s proxy statement relating to its 2021 annual meeting of stockholders must be delivered to NTN’s principal executive offices not later than the close of business on the later of the 90th day before the 2021 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In addition, to be included in NTN’s proxy statement for its 2021 annual meeting, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and the requirements of NTN’s bylaws.

NTN’s bylaws provide that in order for a matter of business to be brought before its 2021 annual meeting of stockholders by a stockholder without including the matter in NTN’s proxy statement relating to such meeting, a stockholder’s notice thereof must be delivered to NTN’s principal executive offices not later than the close of business on the later of the 90th day before the 2021 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In addition, NTN’s bylaws also provide the information that must be set forth in such stockholder notice.

Stockholders are advised to review applicable SEC rules and NTN’s bylaws, which contain additional requirements with respect to submitting stockholder proposals.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NTN Buzztime, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NTN Buzztime, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a significant net loss for the year ended December 31, 2019 and as of December 31, 2019 had a negative working capital balance. In addition, in March 2020, the Company’s agreement with its secured creditor was amended requiring an acceleration of scheduled debt payments during the remainder of 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SQUAR MILNER LLP

We have served as the Company’s auditor since 2013

San Diego, California

March 19, 2020

F-1

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amount)

	December 31, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$3,209	$2,536
Restricted cash	50	50
Accounts receivable, net of allowances of $354 and $374, respectively	1,195	1,143
Site equipment to be installed	1,090	2,539
Prepaid expenses and other current assets	526	517
Total current assets	6,070	6,785
Restricted cash, long-term	150	200
Operating lease right-of-use assets	2,101	-
Fixed assets, net	2,822	4,667
Software development costs, net of accumulated amortization of $3,341 and $2,973, respectively	1,915	2,018
Deferred costs	274	424
Goodwill	696	667
Other assets	97	103
Total assets	$14,125	$14,864
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$835	$271
Accrued compensation	588	572
Accrued expenses	490	444
Sales taxes payable	131	87
Income taxes payable	3	1
Current portion of long-term debt	2,739	1,000
Current portion of obligations under operating leases	409	-
Current portion of obligations under financing leases	21	45
Current portion of deferred revenue	460	1,267
Other current liabilities	419	337
Total current liabilities	6,095	4,024
Long-term debt	-	2,729
Long-term obligations under operating leases	2,891	-
Long-term obligations under financing leases	20	41
Long-term deferred revenue	2	30
Deferred rent	-	1,123
Other liabilities	26	-
Total liabilities	9,034	7,947
Shareholders’ Equity
Series A 10% cumulative convertible preferred stock, $0.005 par value, $156 liquidation preference, 156 shares authorized, issued and outstanding at December 31, 2019 and 2018	1	1
Common stock, $0.005 par value, 15,000 shares authorized at December 31, 2019 and 2018; 2,901 and 2,875 shares issued at December 31, 2019 and 2018, respectively	14	14
Treasury stock, at cost, 10 shares at December 31, 2019 and 2018	(456)	(456)
Additional paid-in capital	136,721	136,552
Accumulated deficit	(131,457)	(129,394)
Accumulated other comprehensive income	268	200
Total shareholders’ equity	5,091	6,917
Total liabilities and shareholders’ equity	$14,125	$14,864

See accompanying notes to consolidated financial statements

F-2

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Years Ended December 31,
	2019	2018

Revenue from contracts with customers
Subscription revenue	$14,278	$16,031
Hardware revenue	2,350	3,589
Other revenue	3,178	3,715
Total revenue from contracts with customers	19,806	23,335
Operating expenses:
Direct operating costs (includes depreciation and amortization of $2,517 and $2,449, respectively)	7,483	8,070
Selling, general and administrative	13,175	14,463
Impairment of capitalized software	550	23
Impairment of goodwill	-	261
Depreciation and amortization (excluding depreciation and amortization included in direct operating costs)	360	315
Total operating expenses	21,568	23,132
Operating (loss) income	(1,762)	203
Other expense, net:
Interest expense, net	(249)	(389)
Other expense	(9)	(137)
Total other expense, net	(258)	(526)
Loss before income taxes	(2,020)	(323)
(Provision) benefit for income taxes	(27)	64
Net loss	(2,047)	(259)
Series A preferred stock dividend	(16)	(16)
Net loss attributable to common shareholders	$(2,063)	$(275)
Net loss per common share - basic and diluted	$(0.72)	$(0.10)
Weighted average shares outstanding - basic and diluted	2,875	2,688
Comprehensive loss
Net loss	$(2,047)	$(259)
Foreign currency translation adjustment	68	(145)
Total comprehensive loss	$(1,979)	$(404)

See accompanying notes to consolidated financial statements

F-3

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2019 and 2018

(in thousands)

	Series A Cumulative Convertible Preferred Stock		Common Stock		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Stock	Capital	Deficit	Income	Total

Balances at January 1, 2018	156	$1	2,521	$13	$(456)	$134,752	$(129,119)	$345	$5,536
Foreign currency translation
adjustment	-	-	-	-	-	-	-	(145)	(145)
Net loss	-	-	-	-	-	-	(259)	-	(259)
Net proceeds from issuance of common stock related to registered direct offering	-	-	345	1	-	1,374	-	-	1,375
Issuance of common stock upon vesting of restricted stock units	-	-	9	-	-	(17)	-	-	(17)
Dividend paid to Series A preferred stockholders	-	-	-	-	-	-	(16)	-	(16)
Non-cash stock based compensation	-	-	-	-	-	443	-	-	443
Balances at December 31, 2018	156	$1	2,875	$14	$(456)	$136,552	$(129,394)	$200	$6,917
Foreign currency translation adjustment	-	-	-	-	-	-	-	68	68
Net loss	-	-	-	-	-	-	(2,047)	-	(2,047)
Issuance of common stock upon vesting of restricted stock units	-	-	26	-	-	(37)	-	-	(37)
Dividend paid to Series A preferred stockholders	-	-	-	-	-	-	(16)	-	(16)
Non-cash stock based compensation	-	-	-	-	-	206	-	-	206
Balances at December 31, 2019	156	$1	2,901	$14	$(456)	$136,721	$(131,457)	$268	$5,091

See accompanying notes to consolidated financial statements

F-4

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the years ended December 31,
	2019	2018
Cash flows provided by operating activities:
Net loss	$(2,047)	$(259)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,877	2,764
Provision for doubtful accounts	196	78
Transfer of fixed assets to sales-type lease	10	23
Amortization of operating lease right-of-use-assets	291	-
Stock-based compensation	206	443
Amortization of debt issuance costs	9	59
Loss from the sale or disposition of assets	689	242
Impairment of capitalized software	550	23
Impairment of goodwill	-	261
Changes in assets and liabilities:
Accounts receivable	(248)	(507)
Site equipment to be installed	337	431
Operating lease liabilities	(215)
Prepaid expenses and other assets	(5)	29
Accounts payable and accrued liabilities	669	(186)
Income taxes payable	1	(10)
Deferred costs	151	350
Deferred revenue	(835)	(2,227)
Deferred rent	-	(190)
Other liabilities	108	41
Net cash provided by operating activities	2,744	1,365
Cash flows used in investing activities:
Capital expenditures	(128)	(648)
Capitalized software development expenditures	(966)	(964)
Proceeds from sale of assets	29	33
Net cash used in investing activities	(1,065)	(1,579)
Cash flows used in financing activities:
Net proceeds from issuance of common stock related to registered direct offering	-	1,375
Proceeds from long-term debt	-	4,000
Payments on long-term debt	(1,000)	(5,373)
Debt issuance costs on long-term debt	-	(23)
Principal payments on finance leases	(45)	(249)
Tax withholding related to net share settlement of vested restricted stock units	(37)	(17)
Dividends paid to Series A preferred shareholders	(16)	(16)
Net cash used in financing activities	(1,098)	(303)
Effect of exchange rate on cash and cash equivalents	42	(75)
Net increase (decrease) in cash, cash equivalents and restricted cash	623	(592)
Cash, cash equivalents and restricted cash at beginning of year	2,786	3,378
Cash, cash equivalents and restricted cash at end of year	$3,409	$2,786
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$246	$336
Income taxes	$26	$17
Supplemental disclosure of non-cash investing and financing activities:
Site equipment transferred to fixed assets	$521	$1,865
Capitalized tenant improvements paid by landlord	$-	$1,131
Initial measurement of operating lease right-of-use assets and liabilities	$3,458	$-
Assets acquired under operating lease	$57	$-
Assets acquired under financing lease	$-	$5
Reconciliation of cash, cash equivalents and restricted cash at end of period:
Cash and cash equivalents	$3,209	$2,536
Restricted cash	50	50
Restricted cash, long-term	150	200
Total cash, cash equivalents and restricted cash at end of period	$3,409	$2,786

See accompanying notes to consolidated financial statements

F-5

NTN BUZZTIME, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

1.	Organization of Company

Description of Business

NTN Buzztime, Inc. (the “Company”) was incorporated in Delaware in 1984 as Alroy Industries and changed its corporate name to NTN Communications, Inc. in 1985. The Company changed its name to NTN Buzztime, Inc. in 2005 to better reflect the growing role of the Buzztime consumer brand.

The Company delivers interactive entertainment and innovative technology to its partners in a wide range of verticals – from bars and restaurants to casinos and senior living centers. By enhancing the overall guest experience, the Company believes it helps its hospitality partners acquire, engage, and retain patrons.

Through social fun and friendly competition, the Company’s platform creates bonds between our hospitality partners and their patrons, and between patrons themselves. The Company believes this unique experience increases dwell time, revenue, and repeat business for venues – and has also created a large and engaged audience which it connects with through its in-venue TV network. Over 1 million hours of trivia, card, sports and arcade games are played on our network each month.

The Company generates revenue by charging subscription fees to partners for access to its 24/7 trivia network, by charging equipment fees to select partner venues for use of tablets and other equipment, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling digital-out-of-home (DOOH) advertising direct to advertisers and on national ad exchanges, by licensing its entertainment and trivia content to other parties, and by providing professional services such as custom game design or development of new platforms on its existing tablet form factor. Up until February 1, 2020, the Company also generated revenue by hosting live trivia events (see Note 18).

As of December 31, 2018, 2,639 venues subscribed to the Company’s interactive entertainment network and approximately 56% of its network subscriber venues were affiliated with national and regional restaurant brands. As of December 31, 2019, those numbers declined to 1,440 venues and to approximately 26%, in each case, primarily due to the termination of the Company’s relationship with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees in November 2019.

Basis of Accounting Presentation

The consolidated financial statements include the accounts of NTN Buzztime, Inc. and its wholly-owned subsidiaries: IWN, Inc., IWN, L.P., Buzztime Entertainment, Inc., NTN Wireless Communications, Inc., NTN Software Solutions, Inc., NTN Canada, Inc., and NTN Buzztime, Ltd., all of which, other than NTN Canada, Inc., are dormant subsidiaries. Unless otherwise indicated, references to the Company include its consolidated subsidiaries.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

F-6

2.	Going Concern Uncertainty

In connection with preparing its financial statements as of and for the year ended December 31, 2019, the Company’s management evaluated whether there are conditions or events, considered in the aggregate, that are known and reasonably knowable that would raise substantial doubt about the Company’s ability to continue as a going concern through twelve months after the date that such financial statements are issued. During the year ended December 31, 2019, the Company incurred a net loss of $2,047,000, and as a result of the debt reclassification described below, the Company’s current liabilities exceeded its current assets at December 31, 2019 by $25,000. As of December 31, 2019, the Company had $3,209,000 of unrestricted cash and total debt outstanding of $2,750,000, which was the outstanding principal balance of the Company’s term loan with Avidbank. Under the terms of the amendment to the Company’s loan and security agreement that the Company entered into with Avidbank on March 12, 2020, during 2020 the Company will be required to make monthly payments that, if made in accordance with their terms, will result in the Company paying off the term loan by December 31, 2020. Based on this amendment, $1,750,000 of debt outstanding has been reclassified as a current liability in the accompanying balance sheet at December 31, 2019. As a result of the foregoing, and taking into account the Company’s current financial condition, the Company’s management concluded there is substantial doubt about the Company’s ability to continue as a going concern through March 19, 2021.

Since January 1, 2020, the Company has reduced headcount by approximately $2.2 million in annualized salaries and implemented measures to preserve capital. The Company may implement additional measures designed to reduce operating expenses and/or preserve capital. The Company needs to raise capital to meet its debt service obligations to Avidbank and to fund its working capital needs. The Company continues to explore and evaluate opportunities to raise capital, including through equity financings, alternative sources of debt, or strategic transactions, which may include selling a portion or all of the Company’s assets. However, none of these potential sources of capital are currently assured, and the actions to reduce operating expenses the Company has implemented may not sufficiently mitigate the conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern through March 19, 2021. See ITEM 1A. “Risk Factors” in Part I of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 10K”).

In addition, any actions the Company took or may take to reduce planned capital expenses or operational cash uses may not cover shortfalls in available funds and may negatively impact the Company’s ability to effectively manage, operate and grow its business, to introduce new offerings to its customers, to increase market awareness and encourage the adoption of the Buzztime brand and the Buzztime network, to retain customers, and to generate revenue. See ITEM 1A. “Risk Factors” in Part I of the 2019 10-K.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

3.	Summary of Significant Accounting Policies and Estimates

Consolidation—The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—Preparing the Company’s consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to deferred costs and revenues; depreciation of fixed assets; allowance for doubtful accounts; site equipment to be installed; stock-based compensation assumptions; impairment of fixed assets, software development costs, intangible assets and goodwill; contingencies, including the reserve for sales tax inquiries; and the provision for income taxes, including the valuation allowance. The Company bases its estimates on a combination of historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investment instruments with original maturities of three months or less, or any investment redeemable without penalty or loss of interest, to be cash equivalents.

Capital Resources— In September 2018, the Company entered into a loan and security agreement with Avidbank (the “Original LSA”) that provides for a $4,000,000 48-month term loan, all of which the Company used to pay-off the $4,050,000 of principal borrowed from its then-existing lender.. As of December 31, 2019, $2,750,000 was outstanding under the term loan. The Company recorded debt issuance costs of $23,000, which includes a $20,000 facility fee. The debt issuance costs are being amortized to interest expense using the effective interest rate method over the life of the loan. The unamortized balance of the debt issuance costs as of December 31, 2019 was $11,000 and is recorded as a reduction of long-term debt. The Company has no more borrowing availability under this credit facility.

F-7

On March 12, 2020, the Company entered into an amendment to its loan and security agreement with Avidbank. In connection with entering into the amendment, the Company made a $433,000 payment on its term loan, which includes the $83,333 monthly principal payment plus accrued interest for March 2020 and a $350,000 principal prepayment, thereby reducing the outstanding principal balance of its term loan to $2.0 million. Under the terms of the amendment, the Company’s financial covenants were changed, the maturity date of its term loan was changed from September 28, 2022 to December 31, 2020 (and as a result, the Company classified the total outstanding principal balance as a current liability on its balance sheet as of December 31, 2019), and commencing on April 30, 2020, the Company must make principal plus accrued interest payments on the last day of each month, such that its term loan will be repaid by December 31, 2020. The principal payment the Company must make each month will be $125,000 for each of April, May and June, $300,000 for each of July, August, September, October and November, and $125,000 for December.

Assessments of Functional Currencies—The United States dollar is the Company’s functional currency, except for its operations in Canada where the functional currency is the Canadian dollar. The financial position and results of operations of the Canadian subsidiary is measured using the foreign subsidiary’s local currency as the functional currency. In accordance with Accounting Standards Codification (“ASC”) No. 830, Foreign Currency Matters, revenues and expenses of its foreign subsidiary have been translated into U.S. dollars at weighted average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded as a separate component of shareholders’ equity, unless there is a sale or complete liquidation of the underlying foreign investments. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. For the years ended December 31, 2019 and 2018, the Company recorded $48,000 of foreign currency transaction losses and $41,000 in foreign currency transaction gains, respectively, due to settlements of intercompany transactions, re-measurement of intercompany balances with its Canadian subsidiary and other non-functional currency denominated transactions, which are included in other income in the accompanying statements of operations. Fluctuations in the rate of exchange between the U.S. dollar and Canadian dollar may affect the Company’s results of operations and period-to-period comparisons of its operating results. The Company does not currently engage in hedging or similar transactions to reduce these risks. For the year ended December 31, 2019, the net impact to the Company’s results of operations from the effect of exchange rate fluctuations was immaterial.

Allowance for Doubtful Accounts—The Company maintains allowances for doubtful accounts for estimated losses resulting from nonpayment by its customers. The Company reserves for all accounts that have been suspended or terminated from its Buzztime network services and for customers with balances that are greater than a predetermined number of days past due. The Company analyzes historical collection trends, customer concentrations and creditworthiness, economic trends and anticipated changes in customer payment patterns when evaluating the adequacy of its allowance for doubtful accounts for specific and general risks. Additional reserves may also be established if specific customers’ balances are identified as potentially uncollectible. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Site Equipment to be Installed—Site equipment to be installed consists of fixed assets related to the Company’s tablet platform that have not yet been placed in service and are stated at cost. These assets remain in site equipment to be installed until it is installed at the Company’s customer sites. For tablet platform customers that are under sales-type lease arrangements, the cost of the equipment is recognized in direct costs upon installation. For all other tablet platform customers, the cost of the equipment is reclassified to fixed assets upon installation and depreciated over its estimated useful life. The Company evaluates the recoverability of site equipment to be installed for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future net cash flows expected to be generated. If the carrying amount of the asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

F-8

Due to the termination of our relationship with Buffalo Wild Wing corporate-owned restaurants and most of its franchisees in November 2019, Buffalo Wild Wings offered the Company the opportunity to take back title to all of the tablets, cases and charging trays located at sites that terminated service with the Company at zero cost to the Company other than for shipping and related charges of approximately $175,000. As a result, the Company received approximately 45,000 tablets and cases and approximately 4,500 charging trays during the fourth quarter of 2019. Many of these items are the Company’s newer technology tablets and cases that can be redeployed to its customer sites or used in other possible partnerships. Although the Company has not yet completed its assessment of the items it received to determine how many the Company will ultimately retain, the Company determined that it would no longer have a future use for certain older tablets and cases it had on hand. Accordingly, during the quarter ended December 31, 2019, the Company recognized a loss of approximately $580,000 for the disposition of those older tablets and related cases recorded in site equipment to be installed for which it did not expect to generate future cash flows. Total loss for the disposition of site equipment for the year ended December 31, 2019 was approximately $591,000. There were no indications of impairment for the year ended December 31, 2018.

Fixed Assets—Fixed assets are recorded at cost. Equipment under finance leases is recorded at the present value of future minimum lease payments. The Company evaluates the recoverability of our fixed assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. If the carrying amount of the asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Due to the tablets, cases and charging trays the Company received as a result of the termination of the relationship with Buffalo Wild Wing corporate-owned restaurants and most of its franchisees in November 2019 discussed above, the Company determined that it would no longer have a future use for certain older tablets and cases it had on hand. Accordingly, during the quarter ended December 31, 2019, the Company recognized a loss of approximately $96,000 primarily for the disposition of those older tablets and the related cases recorded in fixed assets for which the Company did not expect to generate future cash flows. Total loss for the disposition of fixed assets for the year ended December 31, 2019 was approximately $127,000. There were no indications of impairment for the year ended December 31, 2018.

Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements and fixed assets under finance leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease period.

The Company incurs a relatively significant level of depreciation expense in relation to its operating income. The amount of depreciation expense in any fiscal year is largely related to the equipment located at the Company’s customers’ sites that are not under sales-type lease arrangements. Such equipment includes the Classic Playmaker, tablet, other associated electronics and the computers located at customer’s sites (collectively, “Site Equipment”). The components within Site Equipment are depreciated over one to three years based on the shorter of the contractual finance lease period or the estimated useful life, which considers anticipated technology changes. Machinery and equipment are depreciated over three to five years, furniture and fixtures is depreciated over five to seven years and the vehicle is depreciated over five years. If the Company’s fixed assets turn out to have longer lives, on average, than estimated, then its depreciation expense would be significantly reduced in those future periods. Conversely, if the fixed assets turn out to have shorter lives, on average, than estimated, then its depreciation expense would be significantly increased in those future periods. As of December 31, 2019, the Company determined there were no changes to the estimated useful lives for any of its assets.

Goodwill—Goodwill represents the excess of costs over fair value of assets of businesses acquired (reporting unit). Goodwill and intangible assets acquired in a purchase combination determined to have an indefinite useful life are not amortized, but instead are assessed annually, or at interim periods, for impairment based on qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Such qualitative factors include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant events. If after assessing the totality of events or circumstances the Company determines it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the Company must perform the one-step impairment test outlined in ASC No. 350, Intangibles – Goodwill and Other.

F-9

The Company has goodwill resulting from the excess of costs over the fair value of assets it acquired in 2003 related to its Canadian business (the “Reporting Unit”). The Company performed the quantitative impairment test of its goodwill in each of the years ended December 31, 2019 and 2018, as the Company determined that because of declines in revenue of the Reporting Unit, the decline in the Company’s stock price and other general market conditions, it was more likely than not that there were indications of impairment. The Company used three methods of determining the fair value of the reporting unit: the public company market method, the transaction market method and the income method. Each method was equally weighted to calculate the total estimated fair value, and then the Company compared this fair value to the carrying value of the reporting unit. The impairment test performed during 2018 resulted in the carrying value exceeding the fair value. Accordingly, the Company recognized a goodwill impairment loss of approximately $261,000 during the year ended December 31, 2018. The impairment test performed during 2019 resulted in the fair value exceeding the carrying value. Therefore, the Company did not record any goodwill impairment for the year ended December 31, 2019.

Revenue Recognition—The Company recognizes revenue in accordance with ASC No. 606, Revenue from Contracts with Customers. ASC No. 606 provides a five-step analysis in determining when and how revenue is recognized:

1.	Identify the contract(s) with customers
2.	Identify the performance obligations
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations
5.	Recognize revenue when the performance obligations have been satisfied

ASC No. 606 requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services.

The Company generates revenue by charging subscription fees to partners for access to its 24/7 trivia network, charging equipment fees to certain customers for use of tablets and other equipment, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling DOOH advertising direct to advertisers and on national ad exchanges, by licensing its entertainment and trivia content to other entities, and by providing professional services such as custom game design or development of new platforms on its existing tablet form factor. Up until February 1, 2020, the Company also generated revenue from hosting live trivia events (see Note 18).

In general, when multiple performance obligations are present in a customer contract, the transaction price is allocated to the individual performance obligation based on the relative stand-alone selling prices, and the revenue is recognized when or as each performance obligation has been satisfied. Discounts are treated as a reduction to the overall transaction price and allocated to the performance obligations based on the relative stand-alone selling prices. All revenues are recognized net of sales tax collected from the customer.

Revenue Streams

The Company disaggregates revenue by material revenue stream as follows:

	Years ended December 31,
	2019		2018
	$	% of Total Revenue	$	% of Total Revenue	Change $	% Change
Subscription revenue	14,278,000	72.1%	16,031,000	68.7%	(1,753,000)	(10.9)%
Hardware revenue	2,350,000	11.9%	3,589,000	15.4%	(1,239,000)	(34.5)%
Other revenue	3,178,000	16.0%	3,715,000	15.9%	(537,000)	(14.5)%
Total	19,806,000	100.0%	23,335,000	100.0%	(3,529,000)	(15.1)%

F-10

The following describes how the Company recognizes revenue under ASC No. 606.

Subscription Revenue—The Company recognizes the recurring subscription fees it receives for its services, which includes the Company’s content, over time as customers receive and consume the benefits of such services, the Company’s equipment to access the Company’s content and the installation of the equipment. In general, customers pay for the subscription services during the month in which they receive the services. Due to the timing of providing the services and receiving payment for the services, the Company does not record any unbilled contract asset. Occasionally, a customer will prepay up to one year of services, in which case, the Company will record deferred revenue on the balance sheet related to such prepayment and will recognize the revenue over the time the customer receives the Company’s services. Revenue from installation services is also recorded as deferred revenue and recognized over the longer of the contract term and the expected term of the customer relationship using the straight-line method. The Company has certain contingent performance obligations with respect to repairing or replacing equipment and will recognize any revenue related to the performance of such obligations at the point in time the Company performs them.

Costs associated with installing the equipment are considered direct costs. Costs associated with sales commissions are considered incremental costs for obtaining the contract because such costs would not have been incurred without obtaining the contract. The Company expects to recover both costs through future fees it collects and both costs are recorded in deferred costs on the balance sheet and amortized on a straight-line basis. For installation costs that are of an amount that is less than or equal to the deferred installation revenue for the related contract, the amortization period approximates the longer of the contract term and the expected term of the customer relationship. For any excess costs that exceed the deferred revenue, the amortization period of the excess cost is the initial term of the contract, which is generally one to two years because the Company can still recover that excess cost in the initial term of the contract. The Company amortizes commissions over the longer of the contract term and the expected term of the customer relationship.

Sales-type Lease Revenue—For certain customers that lease equipment under sale-type lease arrangements, the Company recognizes revenue in accordance with ASC No. 842, Leases. Such revenue is recognized at the time of installation based on the net present value of the leased equipment. Interest income is recognized over the life of the lease for customers who have remaining lease payments to make. In the event a customer under a sales-type lease arrangement prepays for the lease in full prior to receiving the equipment under the lease, such amounts are recorded in deferred revenue and recognized as revenue once the equipment has been installed and activated at the customer’s location. The cost of the leased equipment is recognized at the same time as the revenue. The Company does not expect to recognize revenue under sales-type lease arrangements after the year ended December 31, 2019.

Equipment Sales—The Company recognizes revenue from equipment sales at a point in time, which is when control has been transferred to the customer, the customer holds legal title and the customer has significant risks and rewards of ownership. Generally, the Company has determined that any customer acceptance provisions of the equipment is a formality, as the Company has historically demonstrated the ability to produce and deliver similar equipment. If the Company sells equipment with unique specifications, then customer control of the equipment will occur upon customer acceptance as defined in the contract, and revenue will be recognized at that time. Costs associated with the equipment sold is recognized at the same point in time as the revenue.

Advertising Revenue—The Company recognizes advertising revenue either over the time the advertising campaign airs in its customers’ locations or at a point in time by impression. For advertising campaigns that are airing over a specific period of time (regardless of number of impressions), the Company uses the time elapsed output method to measure its progress toward satisfying the performance obligation. When the Company contracts with an advertising agent, the Company shares in the advertising revenue generated with that agent. In these cases, the Company generally recognizes revenue on a net basis, as the agent typically has the responsibility for the relationship with the advertiser and the credit risk. When the Company contracts directly with the advertiser, it will recognize the revenue on a gross basis and will recognize any revenue share arrangement it has with a third party as a direct expense, as the Company has the responsibility for the relationship with the advertiser and the credit risk. Generally, there is no unbilled revenue associated with the Company’s advertising activities.

Content Licensing—The Company licenses content (trivia packages) to a certain customer, who in turn installs the content on its equipment that it sells to its customers. The content license is characterized as a “right to use intellectual property as it exists at the point in time at which the license is granted,” meaning the Company is not expected to undertake activities that affect the intellectual property or any such activities would not affect the intellectual property the customer is using. The content license is considered to be on consignment, and the Company retains title of the licensed content throughout the license period. The Company’s customer has no obligation to pay for the licensed content until the customer sells and installs the content to its customer. Accordingly, the Company recognizes revenue at the point in time when such installation occurs. The Company recognizes costs related to developing the content during the period incurred.

F-11

Live Hosted Trivia Revenue—The Company recognize its live-hosted trivia revenue at a point in time, which is when the event takes place. Some customers host their own trivia events and the Company provides the game materials. In these cases, the Company recognizes the revenue at the point in time the Company sends the game materials to the customer. The Company recognizes related costs at the same point in time the revenue is recognized. Generally, there is no unbilled revenue or deferred revenue associated with live hosted trivia events. The Company does not expect to recognize revenue for live hosted trivia events after January 31, 2020. See Note 18 for more information on the live hosted trivia product line.

Pay-to-Play Revenue—The Company recognizes revenue generated from its customers’ patrons who access the Company’s premium games on the tablets. This revenue is recognized at a point in time based on usage-based royalty revenue guidance. The Company generally shares the revenue with the customer whose patrons generated the revenue. In cases where the Company determines that it is the principal and the customer is the agent, the Company recognizes this revenue on a gross basis, with the amount of revenue shared with the customer as a direct expense. In cases where the Company determines it is the agent and the principal is the customer, the Company recognizes the revenue on a net basis. Costs associated with procuring the game license or developing the games are recognized over the life of the license or expected life of the developed game. Generally, there is no unbilled revenue or deferred revenue associated with the Company’s pay-to-play games.

Professional Development Revenue—Depending on the type of development work the Company is performing, the Company will recognize revenue, and associated costs, at the point in time when the Company satisfies each performance obligation, which is generally when the customer can direct the use of, and obtain substantially all of the remaining benefits of the goods or service provided. For services provided over time, the corresponding revenue is generally recognized over the time the Company provides such services. Any payments received before satisfying the performance obligations are recorded as deferred revenue and recognized as revenue when or as such obligations are satisfied. The Company does not have unbilled revenue assets associated with professional development services.

Revenue Concentrations

The Company’s customers predominantly range from small independently operated bars and restaurants to bars and restaurants operated by national chains. This results in diverse venue sizes and locations. As of December 31, 2018, 2,639 venues in the U.S. and Canada subscribed to our interactive entertainment network, of which approximately 46% were Buffalo Wild Wings corporate-owned restaurants and its franchisees. As of December 31, 2019, the Company’s site count declined to 1,440 venues primarily due to the termination of its agreement with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees in November 2019 in accordance with the terms of the agreement. See Note (1) BASIS OF PRESENTATION—Basis of Accounting Presentation, above and ITEM 1A. “Risk Factors” in Part I of the 2019 10-K.

The table below sets forth the approximate amount of revenue the Company generated from Buffalo Wild Wings corporate-owned restaurants and its franchisees during the years ended December 31, 2019 and 2018, and the percentage of total revenue that such amount represents for such periods:

	Year Ended December 31,
	2019	2018
Buffalo Wild Wings revenue	$6,820,000	$10,180,000
Percent of total revenue	34%	44%

As of December 31, 2019 and 2018, approximately $158,000 and $552,000, respectively, was included in accounts receivable from Buffalo Wild Wings corporate-owned restaurants and its franchisees.

F-12

The geographic breakdown of the Company’s revenue for the years ended December 31, 2019 and 2018 were as follows:

	For the years ended December 31,
	2019	2018
United States	$19,153,000	$22,653,000
Canada	653,000	682,000
Total revenue	$19,806,000	$23,335,000

Contract Assets and Liabilities

The Company enters into contracts and may recognize contract assets and liabilities that arise from these contracts. The Company recognizes revenue and corresponding cash for customers who auto pay via their bank account or credit card, or the Company recognizes a corresponding accounts receivable for customers the Company invoices. The Company may receive consideration from customers, per the terms of the contract, prior to transferring goods or services to the customer. In such instances, the Company records a contract liability and recognizes the contract liability as revenue when all revenue recognition criteria are met. The table below shows the balance of contract liabilities as of December 31, 2019 and December 31, 2018, including the change during the period.

Deferred Revenue
Balance at January 1, 2019	$1,297,000
New performance obligations	1,093,000
Revenue recognized	(1,928,000)
Balance at December 31, 2019	462,000
Less non-current portion	(2,000)
Current portion at December 31, 2019	$460,000

The Company capitalizes installation costs associated with installing equipment in a customer location and sales commissions as a deferred cost asset on the balance sheet. For installation costs that are of an amount that is less than or equal to the deferred installation revenue for the related contract, the amortization period approximates the longer of the contract term and the expected term of the customer relationship. For any excess installation costs that exceed the deferred revenue, the amortization period of the excess cost is the initial term of the contract, which is generally one to two years because the Company can still recover that excess cost in the initial term of the contract. The Company amortizes commission costs over the longer of the contract term and the expected term of the customer relationship. The tables below show the balance of the unamortized installation cost and sales commissions as of December 31, 2019 and December 31, 2018, including the change during the period.

	Installation Costs	Sales Commissions	Total Deferred Costs
Balance at January 1, 2019	$321,000	$103,000	$424,000
Incremental costs deferred	352,000	161,000	513,000
Deferred costs recognized	(486,000)	(177,000)	(663,000)
Balance at December 31, 2019	187,000	87,000	274,000

Research and Development—Research and development costs, which include the cost of equipment the Company is evaluating for future integration or use, are expensed as incurred. For the years ended December 31, 2019 and 2018, research and developments costs totaled $26,000 and $72,000, respectively, and are included in selling, general and administrative expense.

Software Development Costs—The Company capitalizes costs related to developing certain software products in accordance with ASC No. 350. The Company recognizes costs related to interactive programs on a straight-line basis over the programs’ estimated useful lives, generally two to three years. Amortization expense relating to capitalized software development costs totaled $519,000 and $382,000 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, approximately $177,000 and $1,296,000, respectively, of capitalized software costs were not subject to amortization as the development of various software projects was not complete.

F-13

The Company performed its annual review of software development projects for the years ended December 31, 2019 and 2018, and determined to abandon various software development projects that the Company concluded were no longer a current strategic fit or for which it determined that the marketability of the content had decreased due to obtaining additional information regarding the specific industry for which the content was intended. As a result, for the quarter ended December 31, 2019, the Company recognized an impairment of $498,000. There was no impairment charge for the quarter ended December 31, 2018. For the year ended December 31, 2019 and 2018, the Company recognized an impairment charge of $550,000 and $23,000, respectively. Impairment of capitalized software is shown separately on the Company’s consolidated statement of operations.

Advertising Costs—There were no marketing-related advertising costs for the either of the years ended December 31, 2019 or 2018.

Shipping and Handling Costs—Shipping and handling costs are included in direct operating costs in the accompanying consolidated statements of operations and are expensed as incurred.

Stock-Based Compensation—The Company records stock-based compensation in accordance with ASC No. 718, Compensation – Stock Compensation. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The fair value of stock options granted is recognized as expense over the requisite service period. Stock-based compensation expense for share-based payment awards is recognized using the straight-line single-option method. On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2018-07, Compensation – Stock Compensation (Topic 718) – Improvements to Nonemployee Share-Based Payment Accounting. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC No. 740, Income Taxes, defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. A tax position that meets the “more-likely-than-not” criterion is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. The Company reviewed its tax positions and determined that an adjustment to the tax provision is not considered necessary nor is a reserve for income taxes required.

Earnings Per Share—Basic and diluted loss per common share have been computed by dividing the losses applicable to common stock by the weighted average number of common shares outstanding. The Company’s basic and fully diluted earnings per share (“EPS”) calculation are the same since the increased number of shares that would be included in the diluted calculation from assumed exercise of common stock equivalents would be anti-dilutive to the net loss in each of the years shown in the consolidated financial statements.

Segment Reporting—In accordance with ASC No. 280, Segment Reporting, the Company has determined that it operates as one operating segment. Decisions regarding the Company’s overall operating performance and allocation of its resources are assessed on a consolidated basis.

F-14

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes. This ASU enhances and simplifies various aspect of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year and interim-period accounting for enacted changes in tax law. The amendment will be effective for public companies with fiscal years beginning after December 15, 2020, (which will be January 1, 2021 for the Company); early adoption is permitted. The Company is currently assessing the impact of this pronouncement to its consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-08, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) (“ASU No. 2019-08”). This ASU requires that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in Topic 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The standard is effective for fiscal years beginning after December 15, 2019 (which was January 1, 2020 for the Company). The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This ASU requires certain transactions between participants in a collaborative arrangement to be accounted for as revenue under the new revenue standard when the participant is a customer. The standard is effective for fiscal years beginning after December 15, 2019 (which was January 1, 2020 for the Company). The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for fiscal years beginning after December 15, 2019 (which was January 1, 2020 for the Company) and can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies certain disclosure requirements on fair value measurements. The standard is effective for fiscal years beginning after December 15, 2019 (which was January 1, 2020 for the Company). The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which supersedes current guidance requiring recognition of credit losses when it is probable that a loss has been incurred. The ASU requires an entity to establish an allowance for estimated credit losses on financial assets, including trade and other receivables, at each reporting date. This ASU will result in earlier recognition of allowances for losses on trade and other receivables and other contractual rights to receive cash. For smaller reporting companies, the effective date for this standard has been delayed and will be effective for fiscal years beginning after December 15, 2022 (which will be January 1, 2023 for the Company). The Company is evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842); in July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements; and in December 2018, the FASB issued ASU No. 2018-20, Leases (Topic 842) – Narrow-Scope Improvements for Lessors, (collectively “Topic 842”). Topic 842 primarily requires lessees to recognize at the lease commencement date a lease liability, which is the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Topic 842 was effective for fiscal periods beginning after December 15, 2018 (which was January 1, 2019 for the Company), including interim periods within those fiscal years. Lessees and lessors must either (i) apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements or (ii) recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Applying a full retrospective transition approach is not allowed. The Company has elected to use the cumulative-effect transition method upon adoption.

F-15

Topic 842 also allows lessees and lessors to elect certain practical expedients. The Company elected the following practical expedients:

●	Transitional practical expedients, which must be elected as a package and applied consistently to all of the Company’s leases:

○	The Company need not reassess whether any expired or existing contracts are or contain leases.
○	The Company need not reassess the lease classification for any expired or existing leases (that is, all existing leases that were classified as operating leases in accordance with the previous guidance will be classified as operating leases, and all existing leases that were classified as capital leases in accordance with the previous guidance will be classified as finance leases).
○	The Company need not reassess initial direct costs for any existing leases.

●	Hindsight practical expedient. The Company elected the hindsight practical expedient in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the Company’s right-of-use assets. The Company may elect this practical expedient separately or with the “practical expedient package,” and the Company must apply it consistently to all of its leases.

Upon adoption of Topic 842, the Company recognized on its consolidated balance sheet as of January 1, 2019 approximately $3.5 million of operating lease liabilities, and approximately $2.3 million of corresponding operating right-of use assets, net of tenant improvement allowances. The Company also shows the initial recognition of the leases as a supplemental noncash financing activity on the statement of cash flows and the amortization of the noncash lease expense in operating activities. The adoption of Topic 842 did not have a material impact on the Company’s consolidated statement of operations. (See Note 14 for more information.)

4.	Restricted Cash

When the Company entered the lease for its corporate headquarters, the Company’s bank, Avidbank, issued a $250,000 letter of credit to the lessor as security, which amount will be reduced by $50,000 on December 1 of each year beginning on December 1, 2019, provided there has been no default under the lease. Avidbank required the Company to deposit $250,000 in a restricted cash account maintained with the bank, which amount will be reduced as the amount required under the letter of credit is reduced. As of December 31, 2019, the letter of credit and the corresponding restricted cash recorded on the accompanying consolidated balance sheet was $200,000, with $50,000 plus any earned interest being recorded in short-term restricted cash and the balance being recorded in long-term restricted cash. The amount deposited in the restricted cash account does not count toward the covenant in the Avidbank loan and security agreement (see Note 13) that requires the Company to have an aggregate amount of unrestricted cash in deposit accounts or securities accounts maintained with Avidbank of not less than $2,000,000 at all times.

F-16

5.	Fixed Assets, Net

Fixed assets are recorded at cost and consist of the following at December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Site equipment	$8,856,000	$11,566,000
Machinery and equipment	1,570,000	1,887,000
Furniture and fixtures	314,000	461,000
Leasehold improvements	1,240,000	1,240,000
Vehicle	15,000	15,000
	11,995,000	15,169,000
Accumulated depreciation	(9,173,000)	(10,502,000)
Total	$2,822,000	$4,667,000

Depreciation expense totaled $2,358,000 and $2,382,000 for the years ended December 31, 2019 and 2018, respectively.

The geographic breakdown of the Company’s long-term tangible assets for the last two fiscal years were as follows:

	As of December 31,
	2019	2018
United States	$2,760,000	$4,526,000
Canada	62,000	141,000
Total fixed assets	$2,822,000	$4,667,000

6.	Goodwill

The Company’s goodwill balance of $696,000 and $667,000 as of December 31, 2019 and 2018, respectively, relates to the excess of costs over the fair value of assets the Company acquired in 2003 related to its Canadian business (the “Reporting Unit”). The Company performed the quantitative impairment test of its goodwill in each of the years ended December 31, 2019 and 2018, as it determined that because of declines in revenue of the Reporting Unit, the decline in the Company’s stock price and other general market conditions, it was more likely than not that there were indications of impairment. The Company used three methods to determine the fair value of the reporting unit: the public company market method, the transaction market method and the income method. Each method was equally weighted to calculate the total estimated fair value, and then the Company compared this fair value to the carrying value of the reporting unit. The impairment test performed during 2018 resulted in the carrying value exceeding the fair value. Accordingly, the Company recognized a goodwill impairment loss of $261,000. The impairment test performed during 2019 resulted in the fair value exceeding the carrying value. Therefore, the Company did not record any goodwill impairment for the year ended December 31, 2019. In addition to the impairment loss recognized, fluctuations in the amount of goodwill shown on the accompanying balance sheets can occur due to changes in the foreign currency exchange rates used when translating NTN Canada’s financial statement from Canadian dollars to US dollars during consolidation. The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018:

	For the year ended			For the year ended
	December 31, 2019			December 31, 2018
	Gross Carrying Value	Effects of Foreign Currency	Net Carrying Value	Gross Carrying Value	Impairment Losses for the period	Effects of Foreign Currency	Net Carrying Value
Goodwill	$667,000	$29,000	$696,000	$1,004,000	$(261,000)	$(76,000)	$667,000

F-17

7.	Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments. The fair value of long-term debt is based on the Company’s current borrowing rate for similar types of borrowing arrangements.

ASC No. 820, Fair Value Measurements and Disclosures, applies to certain assets and liabilities that are being measured and reported on a fair value basis. Broadly, the ASC No. 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC No. 820 also establishes a fair value hierarchy for ranking the quality and reliability of the information used to determine fair values. This hierarchy is as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

The Company does not have assets or liabilities that are measured at fair value on a recurring basis.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis:

Certain assets are measured at fair value on a non-recurring basis and are subject to fair value adjustments only in certain circumstances. Goodwill is written down to fair value when determined to be impaired, and long-lived assets, including capitalized software, are written down to fair value when they are held for sale or determined to be impaired. The valuation methods for goodwill and long-lived assets involve assumptions concerning interest and discount rates, growth projections, and/or other assumptions of future business conditions. As all of the assumptions employed to measure these assets and liabilities on a nonrecurring basis are based on management’s judgment using internal and external data, these fair value determinations are classified in Level 3 of the valuation hierarchy.

There were no transfers between fair value measurement levels during the year ended December 31, 2019.

8.	Accrued Compensation

Accrued compensation consisted of the following at December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Accrued vacation	$260,000	$267,000
Accrued salaries	236,000	251,000
Accrued bonuses	77,000	32,000
Accrued commissions	15,000	22,000
Total accrued compensation	$588,000	$572,000

9.	Concentrations of Risk

Credit Risk

At times, the Company’s cash balances held in financial institutions are in excess of federally insured limits. The Company performs periodic evaluations of the relative credit standing of financial institutions and seeks to limit the amount of risk by selecting financial institutions with a strong credit standing. The Company believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents.

The Buzztime network provides services to group viewing locations, generally restaurants, sports bars and lounges throughout North America. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company’s customer base, and their dispersion across many different geographic locations. The Company performs credit evaluations of new customers and generally requires no collateral. The Company maintains an allowance for doubtful accounts to provide for credit losses.

F-18

Significant Customer

For the years ended December 31, 2019 and 2018, the Company generated approximately $6,820,000 and $10,180,000, respectively, of total revenue from Buffalo Wild Wings corporate-owned restaurants and its franchisees, which represented approximately 34% and 44% of total revenue in each of those years, respectively. As of December 31, 2019 and 2018, approximately $158,000 and $552,000, respectively, was included in accounts receivable from Buffalo Wild Wings corporate-owned restaurants and its franchisees.

In November 2018, the Company’s relationship with Buffalo Wild Wings corporate-owned and most of the franchisee-owned restaurants terminated in accordance with the terms of the agreements the Company had with Buffalo Wild Wings and such franchisees. Certain Buffalo Wild Wings franchisee-owned locations extended their relationship with the Company through the end of 2020.

Sole Equipment Supplier

The Company currently purchases the tablets, cases and charging trays used in its tablet platform from one unaffiliated third-party manufacturer. The Company currently does not have an alternative manufacturer for its tablets or an alternative manufacturer or device for the tablet cases or tablet charging trays. The Company no longer purchases playmakers for its Classic platform.

As of December 31, 2019 and 2018, approximately $629,000 and $15,000, respectively, was included in accounts payable or accrued expenses for the tablet equipment purchased from its sole supplier.

10.	Basic and Diluted Earnings Per Common Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, without consideration of potential common shares. Diluted net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding plus potential common shares. Stock options, restricted stock units, and other convertible securities are considered potential common shares and are included in the calculation of diluted net loss per share using the treasury method when their effect is dilutive. Options, restricted stock units and convertible preferred stock representing approximately 210,000 and 219,000 shares of common stock were excluded from the computations of diluted net loss per common share for the years ended December 31, 2019 and 2018, respectively, as their effect was anti-dilutive.

11.	Shareholders’ Equity

Registered Direct Offerings

In June 2018, the Company sold approximately 345,000 shares of its common stock at a purchase price of $4.50 per share and received net proceeds of approximately $1,375,000, after deducting estimated offering expenses. The Company used the net proceeds from the offering for general corporate purposes, which included working capital, general and administrative expenses, capital expenditures and implementation of its strategic priorities.

There were no equity offerings during the year ended December 31, 2019.

Equity Incentive Plans

The Company’s stock-based compensation plans include the NTN Buzztime, Inc. 2019 Performance Incentive Plan (the “2019 Plan”), the NTN Buzztime, Inc. Amended 2010 Performance Incentive Plan (the “2010 Plan”) and the NTN Buzztime, Inc. 2014 Inducement Plan (the “2014 Plan”). The Company’s board of directors designated its nominating and corporate governance/compensation committee as the administrator of the foregoing plans (the “Plan Administrator”). Among other things, the Plan Administrator selects persons to receive awards and determines the number of shares subject to each award and the terms, conditions, performance measures, if any, and other provisions of the award.

F-19

At the Company’s 2019 Annual Meeting of Stockholders, the Company’s stockholders approved the 2019 Plan, which provides for the issuance of up to 240,000 shares of Company common stock. Awards the under the 2019 Plan may be granted to officers, directors, employees and consultants of the Company. Stock options granted under the 2019 Plan may either be incentive stock options or nonqualified stock options, have a term of up to ten years, and are exercisable at a price per share not less than the fair market value on the date of grant. As of December 31, 2019, there were stock options to purchase approximately 2,000 shares of common stock and 30,000 restricted stock units outstanding under the 2019 Plan.

As a result of stockholder approval of the 2019 Plan, no future grants will be made under the 2010 Plan. All awards that are outstanding under the 2010 Plan will continue to be governed by the 2010 Plan until they are exercised or expire in accordance with the terms of the applicable award or the 2010 Plan. As of December 31, 2019, there were stock options to purchase approximately 55,000 shares of common stock and 27,000 restricted stock units outstanding under the 2010 Plan.

The 2014 Plan provides for the grant of up to 85,000 share-based awards to a new employee as an inducement material to the new employee entering into employment with the Company and expires in September 2024. As of December 31, 2019, there were stock options to purchase approximately 85,000 shares of common stock and no restricted stock units outstanding under the 2014 Plan.

Stock-Based Compensation Valuation Assumptions

The Company records stock-based compensation in accordance with ASC No. 718, Compensation – Stock Compensation. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The fair value of stock options granted is recognized as expense over the requisite service period. Stock-based compensation expense for share-based payment awards is recognized using the straight-line single-option method. On January 1, 2019, the Company adopted ASU No. 2018-07, Compensation – Stock Compensation (Topic 718) – Improvements to Nonemployee Share-Based Payment Accounting. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

The Company uses the historical stock price volatility as an input to value its stock options under ASC No. 718. The expected term of stock options represents the period of time options are expected to be outstanding and is based on observed historical exercise patterns of the Company, which the Company believes are indicative of future exercise behavior. For the risk-free interest rate, the Company uses the observed interest rates appropriate for the term of time options are expected to be outstanding. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

The following weighted-average assumptions were used for grants issued during 2019 and 2018 under the ASC No. 718 requirements:

	2019	2018
Weighted average risk-free rate	1.68%	2.87%
Weighted average volatility	105.53%	113.20%
Dividend yield	0.00%	0.00%
Expected term	5.37 years	7.06 years

The Company estimates forfeitures, based on historical activity, at the time of grant and revised if necessary in subsequent periods if actual forfeiture rates differ from those estimates. Stock-based compensation expense for employees during the years ended December 31, 2019 and 2018 was $206,000 and $443,000, respectively, and is expensed in selling, general and administrative expenses and credited to the additional paid-in-capital account.

F-20

Stock Option Activity

The following table summarizes stock option activities for the years ended December 31, 2019 and 2018:

	Outstanding Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding January 1, 2018	156,000	$17.74	$7.12	$-
Granted	2,000	4.44	-	-
Exercised	-	-	-	-
Cancelled	(6,000)	10.42	-	-
Forfeited	(4,000)	6.38	-	-
Expired	(1,000)	16.00	-	-
Outstanding December 31, 2018	147,000	18.20	6.08	-
Granted	3,000	3.15	-	-
Exercised	-	-	-	-
Cancelled	(6,000)	13.32	-	-
Forfeited	(2,000)	6.24	-	-
Expired	-	-	-	-
Outstanding December 31, 2019	142,000	$18.26	5.14	$-
Options vested and exercisable at December 31, 2019	140,000	$18.43	5.10	$-

The per share weighted average grant-date fair value of stock options granted during the years ended December 31, 2019 and 2018 was $2.49 and $3.90, respectively.

As of December 31, 2019, the unamortized stock based compensation expense related to outstanding unvested options was approximately $8,000 with a weighted average remaining requisite service period of 0.9 years. The Company expects to amortize this expense over the remaining requisite service period of these stock options. A deferred tax asset generally would be recorded related to the expected future tax benefit from the exercise of the non-qualified stock options. However, due to a history of net operating losses (“NOLs”), a full valuation allowance has been recorded related to the tax benefit for non-qualified stock options.

Restricted Stock Unit Activity

Outstanding restricted stock units are settled in an equal number of shares of common stock on the vesting date of the award. A stock unit award is settled only to the extent vested. Vesting generally requires the continued employment or service by the award recipient through the respective vesting date. Because restricted stock units are settled in an equal number of shares of common stock without any offsetting payment by the recipient, the measurement of cost is based on the quoted market price of the stock at the measurement date, which is the grant date. The weighted average grant date fair value of the restricted stock units awarded during the years ended December 31, 2019 and 2018 was $3.35 and $5.13 per restricted stock unit, respectively.

During the year ended December 31, 2019, 30,000 restricted stock units were awarded as a performance-based award granted to the Company’s former chief executive officer in connection with his resignation. The award will vest in full upon the effective date of a change in control transaction in which an individual, entity or group acquires all of the Company’s then-outstanding equity interests on or before March 17, 2020, or in which an individual, entity or group acquires 51% of our then-outstanding equity interests on or before March 17, 2020, and then that same individual, entity or group acquires the remaining equity so that it holds all of the Company’s then-outstanding equity interests on or before June 17, 2020. Continuing service is not required for vesting to occur. Because a change in control is not considered probable until a change in control occurs, the Company will not recognize stock compensation expense on this award until such change in control occurs.

In connection with the resignation of the Company’s former chief executive officer, the vesting of 10,000 of his restricted stock units was accelerated, 5,000 in September 2019 and 5,000 in October 2019. The modification of this award resulted in the Company recognizing stock compensation expense for the accelerated vesting of restricted stock units in the period in which the vesting was accelerated.

F-21

With the exception of the performance-based award and the acceleration of vesting of restricted stock units discussed above, all restricted stock units granted vest as to 16.67% of the total underlying shares on the six month anniversary of the grant date and as to the balance of the total underlying shares in 30 substantially equal monthly installments, beginning on the seven month anniversary of the grant date, subject to accelerated vesting in the event of a change in control.

The following table summarizes restricted stock unit activity for the years ended December 31, 2019 and 2018:

	Outstanding Restricted Stock Units	Weighted Average Fair Value per Share
January 1, 2018	-	$-
Granted	74,000	5.13
Released	(13,000)	6.04
Canceled	-	-
December 31, 2018	61,000	$4.94
Granted	77,000	3.35
Released	(38,000)	4.09
Cancelled	(43,000)	4.17
December 31, 2019	57,000	$3.57
Balance expected to vest at December 31, 2019	19,000

Under the 2010 Plan, in lieu of paying cash to satisfy withholding taxes due upon the settlement of vested restricted stock units, an employee may elect to have shares of common stock withheld that would otherwise be issued at settlement, the value of which is equal to the amount of withholding taxes payable. During the years ended December 31, 2019 and 2018, approximately 38,000 and 13,000 restricted stock units vested and were settled, respectively, and as a result of employees electing to satisfy applicable withholding taxes by having the Company withhold shares, approximately 26,000 and 9,000 shares of common stock were issued, respectively.

Warrant Activity

The following summarizes warrant activities for the years ended December 31, 2019 and 2018:

	Outstanding Warrants	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in years)
Outstanding January 1, 2018	72,000	$20.00	0.87
Granted	-	-	-
Exercised	-	-	-
Forfeited	(72,000)	-	-
Outstanding December 31, 2018	-	$-	-

During 2013, the Company issued warrants to purchase an aggregate of 72,000 shares of common stock in connection with a private placement. The fair value of the warrants was approximately $1,379,000 in aggregate and was determined using the Black-Scholes model using the following weighted-average assumptions: risk-free interest rates of 1.06%; dividend yield of 0%; expected volatility of 80.25%; and a term of 5 years. The Company concluded that these warrants qualify as equity instruments and not liabilities. None of these warrants were exercised, and as of December 31, 2018, all outstanding warrants expired. There were no new warrants granted during the year ended December 31, 2019.

F-22

Cumulative Convertible Preferred Stock

The Company has authorized 156,000 shares of preferred stock, all of which is designated as Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”), and all of which were issued and outstanding as of December 31, 2019 and 2018.

The Series A Preferred Stock provides for a cumulative annual dividend of $0.10 per share, payable in semi-annual installments in June and December. Dividends may be paid in cash or with shares of common stock. The Company paid approximately $16,000 in cash for payment of dividends in each of the years ended December 31, 2019 and 2018.

The Series A Preferred Stock has no voting rights and has a $1.00 per share liquidation preference over common stock. The registered holder has the right at any time to convert shares of Series A Preferred Stock into that number of shares of common stock that equals the number of shares of Series A Preferred Stock that are surrendered for conversion divided by the conversion rate. At December 31, 2019, the conversion rate was 13.434 and, based on that conversion rate, all outstanding shares of Series A Preferred Stock would have converted into approximately 12,000 shares of common stock. The conversion rate is subject to adjustment in certain events and is established at the time of conversion. There were no conversions during either of the years ended December 31, 2019 and 2018. There is no mandatory conversion term, date or any redemption features associated with the Series A Preferred Stock.

12.	Income Taxes

For each of the years ended December 31, 2019 and 2018, current tax provisions and current deferred tax provisions were recorded as follows:

	As of December 31,
	2019	2018
Current Tax Provision
Federal	$-	$21,000
State	(25,000)	(21,000)
Foreign	2,000	(5,000)
	(23,000)	(5,000)
Deferred Tax Provision
Federal	-	-
State	2,000	6,000
Foreign	(6,000)	63,000
	(4,000)	69,000
Total Tax Provision
Federal	-	21,000
State	(23,000)	(15,000)
Foreign	(4,000)	58,000
	$(27,000)	$64,000

The net deferred tax assets and liabilities have been reported in other liabilities in the consolidated balance sheets at December 31, 2019 and 2018 as follows:

	As of December 31,
	2019	2018
Deferred Tax Assets:
NOL carryforwards	$14,730,000	$15,756,000
UK NOL carryforwards	552,000	534,000
Allowance for doubtful accounts	92,000	97,000
Compensation and vacation accrual	57,000	58,000
Operating accruals	6,000	285,000
Research and experimentation, AMT and foreign tax credits	126,000	126,000
Texas margin tax credit	106,000	120,000
Lease liabilities	854,000	-
Other	846,000	850,000
Total gross deferred tax assets	17,369,000	17,826,000
Valuation allowance	(16,218,000)	(17,149,000)
Net deferred tax assets	1,151,000	677,000
Deferred Tax Liabilities:
Capitalized software	497,000	523,000
Right of use assets	544,000	-
Fixed assets and intangibles	45,000	86,000
Foreign	47,000	45,000
Total gross deferred liabilities	1,133,000	654,000
Net deferred taxes	$18,000	$23,000

F-23

The reconciliation of computed expected income taxes to effective income taxes by applying the federal statutory rate of 21% is as follows:

	As of December 31,
	2019	2018
Tax at federal income tax rate	$424,000	$68,000
State provision	(23,000)	(15,000)
Foreign tax differential	(2,000)	13,000
Change in valuation allowance	(429,000)	(20,000)
Permanent items	3,000	(3,000)
Other	-	21,000
Total Provision	$(27,000)	$64,000

The net change in the total valuation allowance for the year ended December 31, 2019 was an increase of $429,000. The net change in the total valuation allowance for the year ended December 31, 2018 was an increase of $20,000. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and planning strategies in making this assessment. Based on the level of historical operating results and projections for the taxable income for the future, the Company has determined that it is more likely than not that the portion of deferred taxes not utilized through the reversal of deferred tax liabilities will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

At December 31, 2019, the Company had NOL carryforwards of approximately $63,354,000 for federal income tax purposes, which will continue expiring in 2020, and approximately $29,195,000 for state income tax purposes, which will continue expiring in 2020. There can be no assurance that the Company will ever be able to realize the benefit of some or all of the federal and state NOL carryforwards due to continued operating losses. Under Internal Revenue Code (“IRC”) Section 382 and similar state provisions, ownership changes may limit the annual utilization of NOL carryforwards existing prior to a change in control that are available to offset future taxable income. Such limitations would reduce, potentially significantly, the gross deferred tax assets disclosed in the table above related to the NOL carryforwards. The Company performed a Section 382 analysis as of December 31, 2018 to determine the impact of any changes in ownership. Based on this analysis, no ownership change occurred that would limit the use of the NOLs. The Company does not believe there has been a material change in its ownership between the Section 382 analysis completed through December 31, 2018 and the year ended December 31, 2019 that would indicate a limit on the use of the NOLs. The Company continues to disclose the NOL carryforwards at their original amount in the table above as no potential limitation has been quantified. The Company also established a full valuation allowance for substantially all deferred tax assets, including the NOL carryforwards, since the Company could not conclude that it was more likely than not able to generate future taxable income to realize these assets. In addition, the Company has approximately $133,000 of state tax credit tax carryforwards that expire in the years 2020 through 2026.

F-24

The deferred tax assets as of December 31, 2019 include a deferred tax asset of $442,000 representing NOLs arising from the exercise of stock options by Company employees for 2005 and prior years. To the extent the Company realizes any tax benefit for the NOLs attributable to the stock option exercises, such amount would be credited directly to stockholders’ equity.

United States income taxes were not provided on unremitted earnings from non-United States subsidiaries. Such unremitted earnings are considered to be indefinitely reinvested and determination of the amount of taxes that might be paid on these undistributed earnings is not practicable.

The Company and its subsidiaries are subject to federal income tax as well as income tax of multiple state jurisdictions. With few exceptions, the Company is no longer subject to income tax examination by tax authorities in major jurisdictions for years prior to 2015. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where NOLs were generated and carried forward, and make adjustments up to the amount of the carryforwards. The Company is not currently under examination by the IRS or state taxing authorities.

13.	Long-term Debt

Term Loan

In September 2018, the Company entered into a loan and security agreement with Avidbank for a 48-month term loan in the amount of $4,000,000. The Company makes monthly electronic principal payments initiated by Avidbank of approximately $83,000 plus accrued and unpaid interest. As of December 31, 2019, $2,750,000 of the term loan was outstanding. The Company recorded debt issuance costs of $23,000, which includes a $20,000 facility fee. The debt issuance costs are amortized to interest expense using the effective interest rate method over the life of the loan. The unamortized balance of the debt issuance costs as of December 31, 2019 was approximately $11,000 and is recorded as a reduction of long-term debt. Through the year ended December 31, 2019, the Company was required to comply with the following financial covenants:

●	EBITDA (as defined below) must be at least $1,000,000 for the trailing six-month period as of the last day of each fiscal quarter. The Company refers to this covenant as the EBITDA covenant. “EBITDA” means (a) net profit (or loss), after provision for taxes, plus (b) interest expense, plus (c) to the extent deducted in the calculation of net profit (or loss), depreciation expense and amortization expense, plus (d) income tax expense, plus (e) to the extent approved by Avidbank, other noncash expenses and charges, other onetime charges, and any losses arising from the sale, exchange, transfer or other disposition of assets not in the ordinary course of business.

●	The aggregate amount of unrestricted cash the Company has in deposit accounts or securities accounts maintained with Avidbank must be not less than $2,000,000 at all times. The Company refers to this covenant as the minimum liquidity covenant.

As of December 31, 2019, the Company was in compliance with these covenants.

In February 2020, the Company made a pre-payment on its long-term debt with Avidbank of approximately $150,000 as a result of selling certain assets related to the Company’s Stump! Trivia product line. (See Note 18).

Pursuant to the amended agreement the Company entered into with Avidbank on March 12, 2020, the total outstanding principal of $2,750,000 was classified as a current liability as of December 31, 2019 and will be paid in full by December 31, 2020. (See Note 18.)

Interest expense related to long-term debt for the years ended December 31, 2019 and 2018 was $236,000 and $296,000, respectively.

F-25

14.	Leases

On January 1, 2019, the Company adopted ASC No. 842, Leases (“ASC No. 842”). ASC No. 842 primarily requires lessees to recognize at the lease commencement date a lease liability, which is the lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must either (i) apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements or (ii) recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Applying a full retrospective transition approach is not allowed. The Company elected to use the cumulative-effect transition method upon adoption.

ASC No. 842 also allows lessees and lessors to elect certain practical expedients. The Company elected the following practical expedients:

●	Transitional practical expedients:

○	The Company need not reassess whether any expired or existing contracts are or contain leases.
○	The Company need not reassess the lease classification for any expired or existing leases (that is, all existing leases that were classified as operating leases in accordance with the previous guidance will be classified as operating leases, and all existing leases that were classified as capital leases in accordance with the previous guidance will be classified as finance leases).
○	The Company need not reassess initial direct costs for any existing leases.

●	Hindsight practical expedient. The Company elected the hindsight practical expedient in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the Company’s right-of-use assets.

●	As a lessor, the Company elected to not separate nonlease components from lease components when both of the following are met:

○	The timing and patterns of transfer for the lease component and nonlease component associated with that lease component are the same; and
○	The lease component, if accounted for separately, would be classified as an operating lease.

As Lessee

The Company has entered into operating leases for office and production facilities and equipment under agreements that expire at various dates through 2026. Certain of these leases contain renewal provisions and escalating rental clauses and generally require the Company to pay utilities, insurance, taxes and other operating expenses. The Company also has property held under finance leases that expire at various dates through 2021. The Company’s leases do not contain any residual value guarantees or material restrictive covenants.

Upon adoption of ASC No. 842, the Company recognized on its consolidated balance sheet as of January 1, 2019 an initial measurement of approximately $3,458,000 of operating lease liabilities, and approximately $2,336,000 of corresponding operating right-of use assets, net of tenant improvement allowances. The initial measurement of the finance leases under ASC No. 842 did not have a material change from the balances of the finance lease liabilities and assets recorded prior to the adoption of ASC No. 842. There was also no cumulative effect adjustment to retained earnings as a result of the transition to ASC No. 842. The Company recorded the initial recognition of the operating leases as a supplemental noncash financing activity on the accompanying consolidated statement of cash flows. The adoption of ASC No. 842 did not have a material impact on the Company’s consolidated statement of operations.

F-26

The tables below show the initial measurement of the operating lease right-of-use assets and liabilities as of January 1, 2019 and the balances as of December 31, 2019, including the changes during the year.

Operating lease right-of-use assets
Initial measurement at January 1, 2019	$3,458,000
Less tenant improvement allowance	(1,122,000)
Net right-of-use assets at January 1, 2019	2,336,000
Initial measurement of new operating lease right-of-use-assets	57,000
Less amortization of operating lease right-of-use assets	(292,000)
Operating lease right-of-use assets at December 31, 2019	$2,101,000

Operating lease liabilities
Initial measurement at January 1, 2019	$3,458,000
Initial measurement of new operating lease liabilities	57,000
Less principal payments on operating lease liabilities	(215,000)
Operating lease liabilities at December 31, 2019	3,300,000
Less non-current portion	(2,891,000)
Current portion at December 31, 2019	$409,000

As of December 31, 2019, the Company’s operating leases have a weighted-average remaining lease term of 6.3 years and a weighted-average discount rate of 7.25%. The maturities of the operating lease liabilities are as follows:

As of December 31, 2019
2020	$635,000
2021	620,000
2022	634,000
2023	655,000
2024	670,000
Thereafter	932,000
Total operating lease payments	4,146,000
Less imputed interest	(846,000)
Present value of operating lease liabilities	$3,300,000

Total lease expense was approximately $542,000 and $407,000 for the twelve months ended December 31, 2019 and 2018, respectively. Lease expense was recorded in selling, general and administrative expenses.

The tables below show the initial measurement of the finance lease right-of-use assets and liabilities as of January 1, 2019 and the balances as of December 31, 2019, including the changes during the year. The Company’s finance lease right-of-use assets are included in “Fixed assets, net” on the accompanying consolidated balance sheet.

Finance lease right-of-use assets
Initial measurement at January 1, 2019	$80,000
Less depreciation of finance lease right-of-use assets	(39,000)
Finance lease right-of-use assets at December 31, 2019	$41,000
Initial measurement at January 1, 2019	$86,000
Less principal payments on finance lease liabilities	(45,000)
Finance lease liabilities as of December 31, 2019	41,000
Less non-current portion	(20,000)
Current portion at December 31, 2019	$21,000

F-27

As of December 31, 2019, the Company’s finance leases have a weighted-average remaining lease term of 1.9 years and a weighted-average discount rate of 5.51%. The maturities of the finance lease liabilities are as follows:

As of December 31, 2019
2020	23,000
2021	21,000
Total finance lease payments	44,000
Less imputed interest	(3,000)
Present value of finance lease liabilities	$41,000

For the twelve months ended December 31, 2019 and 2018, total lease costs under finance leases were approximately $48,000 and $191,000, respectively.

As Lessor

ASC No. 842 did not make fundamental changes to lease accounting guidance for lessors. Therefore there was no financial statement impact due to the adoption of ASC No. 842. As a lessor, the Company has two types of customer contracts that involve leases: right-to-use operating leases and sales-type leases.

Right-to-use operating leases. Certain customers enter into contracts to obtain subscription services from the Company, which includes the Company’s content (nonlease component) and equipment installed in the customer locations so the customer can access the content (lease component). The timing and pattern of the transfer of both the subscription services and the equipment are the same, that is, the Company’s subscription services are made available to its customer at the same time as the equipment is installed. Additionally, the Company has determined that the lease component of these customer contracts is an operating lease. Accordingly, the Company has concluded that these contracts qualify for the practical expedient permitted under ASC No. 842 to not separate the nonlease component from the related lease component. Instead, the Company treats the combined component as a single performance obligation under Topic 606, Revenue from Contracts with Customers, as the Company has concluded that the nonlease component (subscription services) is the predominant component of the combined component.

Sales-type leases. As with the contracts under right-of-use operating leases, certain customers enter into contracts to obtain subscription services from the Company, which includes the Company’s content (nonlease component) and equipment installed in the customer locations so the customer can access the content (lease component). Generally, the equipment lease term is for three years and the customer prepays its lease in full. After the lease term, the lessee may purchase the equipment for a nominal fee or lease new equipment. Although the timing and pattern of the transfer of both the subscription services and the equipment may be the same, the provisions of the contract related to the equipment results in a sales-type lease, and therefore, the Company cannot treat both the nonlease component and the lease component as a combined component. Accordingly, the nonlease component is accounted for under Topic 606 and the sales-type lease is accounted for under Topic 842 and separately disaggregated on the Company’s statement of operations.

15.	Commitments and Contingencies

Litigation

The Company is subject to litigation from time to time in the ordinary course of its business. There can be no assurance that any claims will be decided in the Company’s favor and the Company is not insured against all claims made. During the pendency of such claims, the Company will continue to incur the costs of its legal defense. Currently, there is no material litigation pending or threatened against the Company.

Sales and Use Tax

From time to time, state tax authorities will make inquiries as to whether or not a portion of the Company’s services require the collection of sales and use taxes from customers in those states. Many states have expanded their interpretation of their sales and use tax statutes to subject more activities to tax. The Company evaluates such inquiries on a case-by-case basis and has favorably resolved the majority of these tax issues in the past without any material adverse consequences. There were no liabilities recorded in either of the years ended December 31, 2019 or 2018.

F-28

16.	Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes the accumulated gains or losses from foreign currency translation adjustments. The Company translated the assets and liabilities on the balance sheet of its subsidiary, NTN Canada Inc., into U.S. dollars using the period end exchange rate. Revenue and expenses were translated using the weighted-average exchange rates for the reporting period. As of December 31, 2019 and 2018, $268,000 and $200,000, respectively, of accumulated foreign currency translation adjustments were recorded in accumulated other comprehensive income.

17.	Retirement Savings Plan

In 1994, the Company established a defined contribution plan, organized under Section 401(k) of the Internal Revenue Code, which allows employees who have completed at least three months of service, have worked a minimum of 250 hours in a quarter, and have reached age 18 to defer up to 50% of their pay on a pre-tax basis. The Company does not contribute a match to the employees’ contribution.

18.	Subsequent Events

Asset Sale

On January 13, 2020, the Company entered into an asset purchase agreement with Sporcle, Inc., a Delaware corporation (“Sporcle”), pursuant to which the Company agreed to sell to Sporcle all of its assets necessary for Sporcle to conduct the live hosted knowledge-based trivia events known as Stump! Trivia and OpinioNation for $1,360,000. The transaction closed on January 31, 2020, and the Company recorded a net gain of approximately $1,265,000 in January 2020.

Amendment to Loan and Security Agreement

On March 12, 2020, the Company entered into an amendment to the loan and security agreement it entered into with Avidbank in September 2018. In connection with entering into the amendment, the Company made a $433,000 payment on its term loan, which includes the $83,333 monthly principal payment plus accrued interest for March 2020 and a $350,000 principal prepayment, thereby reducing the outstanding principal balance of its term loan to $2,000,000. Under the terms of the amendment, the Company’s financial covenants were changed, the maturity date of its term loan was changed from September 28, 2022 to December 31, 2020 (and as a result, the Company classified the total outstanding principal balance as a current liability on its balance sheet as of December 31, 2019), and commencing on April 30, 2020, the Company must make principal plus accrued interest payments on the last day of each month, such that its term loan will be repaid by December 31, 2020. The principal payment the Company must make each month will be $125,000 for each of April, May and June, $300,000 for each of July, August, September, October and November, and $125,000 for December.

Under the terms of the original loan and security agreement, the Company’s EBITDA was required to be at least $1,000,000 for the trailing six-month period as of the last day of each fiscal quarter and the aggregate amount of unrestricted cash it had in deposit accounts or securities accounts maintained with Avidbank must be not less than $2,000,000 at all times. As of December 31, 2019, the Company was in compliance with both of those covenants.

Under the terms of the amendment, the minimum EBITDA covenant was replaced with a monthly minimum asset coverage ratio covenant, which the Company refers to as the ACR covenant, and the minimum liquidity covenant was amended to provide that the aggregate amount of unrestricted cash the Company has in deposit accounts or securities accounts maintained with Avidbank must be at all times not less than the principal balance outstanding under the term loan. Under the ACR covenant, the ratio of (i) the Company’s unrestricted cash at Avidbank as of the last day of a calendar month plus 75% of its outstanding accounts receivable accounts that are within 90 days of invoice date to (ii) the outstanding principal balance of the term loan on such day must be no less than 1.25 to 1.00.

F-29

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amount)

	September 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$1,710	$3,209
Restricted cash	-	50
Accounts receivable, net of allowances of $845 and $354, respectively	132	1,195
Income tax receivable	13	-
Site equipment to be installed	792	1,090
Prepaid expenses and other current assets	146	526
Total current assets	2,793	6,070
Restricted cash, long-term	-	150
Operating lease right-of-use assets	5	2,101
Fixed assets, net	689	2,822
Software development costs, net of accumulated amortization of $3,016 and $3,341, respectively	1,420	1,915
Deferred costs	85	274
Goodwill	-	696
Other assets	62	97
Total assets	$5,054	$14,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$275	$835
Accrued compensation	125	588
Accrued expenses	490	490
Sales taxes payable	14	131
Income taxes payable	-	3
Current portion of long-term debt, net	1,724	2,739
Current portion of obligations under operating leases	5	409
Current portion of obligations under finance leases	23	21
Current portion of deferred revenue	120	460
Other current liabilities	154	419
Total current liabilities	2,930	6,095
Long-term debt	1,625	-
Long-term obligations under operating leases	-	2,891
Long-term obligations under finance leases	4	20
Long-term deferred revenue	-	2
Other liabilities	-	26
Total liabilities	4,559	9,034

Shareholders’ Equity

Series A 10% cumulative convertible preferred stock, $0.005 par value, $156 liquidation preference, 156 shares authorized, issued and outstanding at September 30, 2020 and December 31, 2019	1	1
Common stock, $0.005 par value, 15,000 shares authorized at September 30, 2020 and December 31, 2019; 2,952 and 2,901 shares issued at September 30, 2020 and December 31, 2019, respectively	15	14
Treasury stock, at cost, 10 shares at September 30, 2020 and December 31, 2019	(456)	(456)
Additional paid-in capital	136,881	136,721
Accumulated deficit	(136,187)	(131,457)
Accumulated other comprehensive income	241	268
Total shareholders’ equity	495	5,091

Total liabilities and shareholders’ equity	$5,054	$14,125

See accompanying notes to unaudited condensed consolidated financial statements.

F-30

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Revenue from contracts with customers
Subscription revenue	$1,053	$3,723	$3,779	$11,356
Hardware revenue	379	11	421	811
Other revenue	45	846	425	2,471
Total revenue from contracts with customers	1,477	4,580	4,625	14,638
Operating expenses:
Direct operating costs (includes depreciation and amortization of $346 and $649 for the three months ended September 30, 2020 and 2019, respectively, and $1,241 and $1,918 for the nine months ended September 30, 2020 and 2019, respectively)	801	1,344	2,364	4,545
Selling, general and administrative	2,068	3,413	6,743	10,303
Impairment of capitalized software	-	51	238	52
Impairment of goodwill	-	-	662	-
Depreciation and amortization (excluding depreciation and amortization included in direct operating costs)	26	88	189	273
Total operating expenses	2,895	4,896	10,196	15,173
Operating loss	(1,418)	(316)	(5,571)	(535)
Other (expense) income, net	(82)	(16)	826	(189)
Loss before income taxes	(1,500)	(332)	(4,745)	(724)
Benefit (provision) for income taxes	19	(19)	23	(30)
Net loss	(1,481)	(351)	(4,722)	(754)

Series A preferred stock dividend	-	-	(8)	(8)

Net loss attributable to common shareholders	$(1,481)	$(351)	$(4,730)	$(762)

Net loss per common share - basic and diluted	$(0.50)	$(0.12)	$(1.62)	$(0.27)

Weighted average shares outstanding - basic and diluted	2,936	2,874	2,920	2,870

Comprehensive loss
Net loss	$(1,481)	$(351)	$(4,722)	$(754)
Foreign currency translation adjustment	1	(18)	(27)	47
Total comprehensive loss	$(1,480)	$(369)	$(4,749)	$(707)

See accompanying notes to unaudited condensed consolidated financial statements.

F-31

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the three and nine months ended September 30, 2020 and 2019 (unaudited)

(in thousands)

	Series A Cumulative Convertible Preferred Stock		Common Stock		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Stock	Capital	Deficit	Income	Total

Balances at July 1, 2020	156	$1	2,938	$15	$(456)	$136,837	$(134,706)	$240	$1,931
Foreign currency translation adjustment	-	-	-	-	-	-	-	1	1
Net loss	-	-	-	-	-	-	(1,481)	-	(1,481)
Issuance of common stock upon vesting of restricted stock units, net of shares withheld for payroll taxes	-	-	14	-	-	(9)	-	-	(9)
Non-cash stock based compensation	-	-	-	-	-	53	-	-	53
Balances at September 30, 2020	156	$1	2,952	$15	$(456)	$136,881	$(136,187)	$241	$495

Balances at January 1, 2020	156	$1	2,901	$14	$(456)	$136,721	$(131,457)	$268	$5,091
Foreign currency translation adjustment	-	-	-	-	-	-	-	(27)	(27)
Net loss	-	-	-	-	-	-	(4,722)	-	(4,722)
Issuance of common stock upon vesting of restricted stock units, net of shares withheld for payroll taxes	-	-	28	-	-	(18)	-	-	(18)
Issuance of common stock in lieu of cash compensation, net of shares withheld for payroll taxes	-	-	23	1	-	43	-	-	44
Non-cash stock based compensation	-	-	-	-	-	135	-	-	135
Cash paid to Series A preferred stockholders for semi-annual dividend	-	-	-	-	-	-	(8)	-	(8)
Balances at September 30, 2020	156	$1	2,952	$15	$(456)	$136,881	$(136,187)	$241	$495

	Series A Cumulative Convertible Preferred Stock		Common Stock		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Stock	Capital	Deficit	Income	Total

Beginning balances at July 1, 2019	156	$1	2,882	$14	$(456)	$136,648	$(129,805)	$265	$6,667
Foreign currency translation adjustment	-	-	-	-	-	-	-	(18)	(18)
Net loss	-	-	-	-	-	-	(351)	-	(351)
Issuance of common stock upon vesting of restricted stock units	-	-	13	-	-	(16)	-	-	(16)
Non-cash stock based compensation	-	-	-	-	-	63	-	-	63
Balances at September 30, 2019	156	$1	2,895	$14	$(456)	$136,695	$(130,156)	$247	$6,345

Beginning balances at January 1, 2019	156	$1	2,875	$14	$(456)	$136,552	$(129,394)	$200	$6,917
Foreign currency translation adjustment	-	-	-	-	-	-	-	47	47
Net loss	-	-	-	-	-	-	(754)	-	(754)
Issuance of common stock upon vesting of restricted stock units	-	-	20	-	-	(29)	-	-	(29)
Cash paid to Series A preferred stockholders for semi-annual dividend	-	-	-	-	-	-	(8)	-	(8)
Non-cash stock based compensation	-	-	-	-	-	172	-	-	172
Balances at September 30, 2019	156	$1	2,895	$14	$(456)	$136,695	$(130,156)	$247	$6,345

See accompanying notes to unaudited condensed consolidated financial statements.

F-32

NTN BUZZTIME, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	For the nine months ended September 30,
	2020	2019
Cash flows (used in) provided by operating activities:
Net loss	$(4,722)	$(754)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,430	2,191
Provision for doubtful accounts	124	144
Amortization of operating lease right-of-use-assets	161	217
Common stock issued for compensation in lieu of cash payment	61	-
Transfer of fixed assets to sales-type lease	-	7
Stock-based compensation	135	172
Gain from the asset sale of Stump! Trivia and OpinioNation	(1,225)	-
Loss from the termination of operating lease	9	-
Loss (gain) from the sale or disposition of assets, net	511	(5)
Impairment of capitalized software	238	52
Impairment of goodwill	662	-
Amortization of debt issuance costs	12	7
Changes in assets and liabilities:
Accounts receivable	939	222
Site equipment to be installed	51	475
Operating lease liabilities	(154)	(111)
Prepaid expenses and other assets	353	(66)
Accounts payable and accrued liabilities	(1,405)	(196)
Income taxes	(16)	4
Deferred costs	189	84
Deferred revenue	(342)	(541)
Other liabilities	(291)	(141)
Net cash (used in) provided by operating activities	(3,280)	1,761
Cash flows used in investing activities:
Capital expenditures	(21)	(111)
Capitalized software development expenditures	(173)	(882)
Proceeds from the sales of equipment	-	29
Net cash used in investing activities	(194)	(964)
Cash flows provided by (used in) financing activities:
Net proceeds from the sale of Stump! Trivia	1,226	-
Proceeds from long-term debt	2,625	-
Payments on long-term debt	(2,025)	(750)
Debt issuance costs on long-term debt	(3)	-
Principal payments on finance leases	(14)	(39)
Payment of preferred stockholders dividends	(8)	(8)
Payroll tax remitted on net share settlement of equity awards	(36)	(29)
Net cash provided by (used in) financing activities	1,765	(826)
Effect of exchange rate on cash and cash equivalents	10	27
Net decrease in cash, cash equivalents and restricted cash	(1,699)	(2)
Cash, cash equivalents and restricted cash at beginning of period	3,409	2,786
Cash, cash equivalents and restricted cash at end of period	$1,710	$2,784

Supplemental disclosures of cash flow information:
Cash paid during the period for:

Interest	$86	$195
Income taxes	$23	$26

Supplemental disclosure of non-cash investing and financing activities:
Site equipment transferred to fixed assets	$69	$458
Assets acquired under operating leases	$28	$57
Initial measurement of operating lease right-of-use assets and liabilities	$-	$3,458

Reconciliation of cash, cash equivalents and restricted cash at end of period:
Cash and cash equivalents	$1,710	$2,533
Restricted cash	-	51
Restricted cash, long-term	-	200
Total cash, cash equivalents and restricted cash at end of period	$1,710	$2,784

See accompanying notes to unaudited condensed consolidated financial statements.

F-33

NTN BUZZTIME, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BASIS OF PRESENTATION

Description of Business

NTN Buzztime, Inc. (the “Company”) was incorporated in Delaware in 1984 as Alroy Industries and changed its corporate name to NTN Communications, Inc. in 1985. The Company changed its name to NTN Buzztime, Inc. in 2005 to better reflect the growing role of the Buzztime consumer brand.

The Company delivers interactive entertainment and innovative technology, including performance analytics, to help its customers acquire, engage and retain its patrons. The Company’s tablets and technology offer engaging solutions to establishments with guests who experience dwell time, such as in bars, restaurants, casinos and senior living centers. Casual dining venues subscribe to the Company’s customizable solution to differentiate themselves via competitive fun by offering guests trivia, card, sports and arcade games. The Company’s platform creates connections among the players and venues, and amplifies guests’ positive experiences, and its in-venue TV network creates one of the largest digital out of home advertising audiences in the United States and Canada. The Company also continues to support its legacy network product line, which it calls its Classic platform.

The Company generates revenue by charging subscription fees to partners for access to its 24/7 trivia network, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling digital-out-of-home (DOOH) advertising direct to advertisers and on national ad exchanges, by licensing its entertainment and trivia content to other entities, and by providing professional services such as custom game design or development of new platforms on its existing tablet form factor. Until February 1, 2020, the Company also generated revenue from hosting live trivia events. The Company sold all of its assets used to host live trivia events in January 2020.

At September 30, 2020, 1,080 venues in the U.S. and Canada subscribed to the Company’s interactive entertainment network. See Note 3 for more information regarding the impact of the COVID-19 pandemic on these venues and the Company’s subscription revenues.

Basis of Accounting Presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial statements and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments that are necessary, which are of a normal and recurring nature, for a fair presentation for the periods presented of the financial position, results of operations and cash flows of the Company and its wholly-owned subsidiaries: IWN, Inc., IWN, L.P., Buzztime Entertainment, Inc., NTN Wireless Communications, Inc., NTN Software Solutions, Inc., NTN Canada, Inc., NTN Buzztime, Ltd. and BIT Merger Sub, Inc., all of which, other than NTN Canada, Inc. and BIT Merger Sub, Inc., are dormant subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

These condensed consolidated financial statements should be read with the audited consolidated financial statements and notes thereto contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019. The accompanying condensed consolidated balance sheet as of December 31, 2019 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements. The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2020, or any other period.

Reclassifications

Certain reclassifications have been made to the prior period’s financial statements to conform to the current period presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

F-34

2.	Merger Agreement and asset purchase agreement

On August 12, 2020, the Company entered into an agreement and plan of merger and reorganization (the “Merger Agreement”) with Brooklyn Immunotherapeutics LLC (“Brooklyn”), pursuant to which, subject to the terms and conditions thereof, a wholly-owned subsidiary of the Company will be merged with and into Brooklyn (the “Merger”), with Brooklyn surviving the Merger as a wholly-owned subsidiary of the Company. On the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Brooklyn’s members will exchange their equity interests in Brooklyn for shares of the Company’s common stock representing between approximately 94.08% and 96.74% of the outstanding common stock of the Company immediately after the Effective Time on a fully diluted basis (less a portion of such shares which will be allocated to Maxim Group LLC in respect of the success fee owed to it by Brooklyn), and the Company’s stockholders as of immediately prior to the Effective Time, will own between approximately 5.92% and 3.26% of the outstanding common stock of the Company immediately after the Effective Time on a fully diluted basis. The exact number of shares to be issued in the Merger will be determined pursuant to a formula in the Merger Agreement.

Upon completion of the Merger, the combined company will focus its resources on executing Brooklyn’s business plan, and the board of directors of the combined company is expected to consist entirely of individuals designated by Brooklyn and the officers of the combined company are expected to be members of Brooklyn’s current management team.

On September 18, 2020, the Company and eGames.com Holdings LLC (“eGames.com”) entered into an asset purchase agreement (the “Asset Purchase Agreement”), pursuant to which, subject to the terms and conditions thereof, the Company will sell and assign (the “Asset Sale”) all of its right, title and interest in and to the assets relating to its current business (the “Purchased Assets”) to eGames.com. At the closing of the Asset Sale, in addition to assuming specified liabilities of the Company, eGames.com will pay the Company $2.0 million in cash. In connection with entering into the Asset Purchase Agreement, the sole owner of eGames.com absolutely, unconditionally and irrevocably guaranteed to the Company the full and prompt payment when due of any and all amounts, from time to time, payable by eGames.com under the Asset Purchase Agreement.

In connection with entering into the Asset Purchase Agreement, an affiliate of eGames.com loaned $1,000,000 to the Company, which, if the closing of the Asset Sale occurs, will be applied toward the purchase price at the closing of the Asset Sale. See Note 10 for more information regarding this loan. The Company is in discussions with the affiliate of eGames.com regarding the possibility of borrowing an additional $500,000 on approximately December 1, 2020, which, if received, would also be applied toward the purchase price at the closing of the Asset Sale. No assurances can be given that the Company will obtain such $500,000 loan from such affiliate or from any other party.

Consummation of the Merger and the Asset Sale is subject to certain closing conditions including, among others, approval by the Company’s stockholders of issuance of the Company’s common stock to Brooklyn’s members under the terms of the Merger Agreement and the approval of the Asset Sale.

No assurances are, or can be given, that the Merger or the Asset Sale will be consummated. See “Risk Factors—RISKS RELATED TO THE PROPOSED MERGER AND ASSET SALE.”

3.	COVID-19-UPDATE

The negative impact of the COVID-19 pandemic on the restaurant and bar industry was abrupt and substantial, and the Company’s business, cash flows from operations and liquidity suffered, and continues to suffer, materially as a result. In many jurisdictions, including those in which the Company has many customers and prospective customers, restaurants and bars were ordered by the government to shut-down or close all on-site dining operations in the latter half of March 2020. Since then, governmental orders and restrictions impacting restaurants and bars in certain jurisdictions were eased or lifted as the number of COVID-19 cases decreased or plateaued, but as jurisdictions began experiencing a resurgence in COVID-19 cases, many jurisdictions reinstated such orders and restrictions, including mandating the shut-down of bars and the closing of all on-site dining operations of restaurants. The Company has experienced material decreases in subscription revenue, advertising revenue and cash flows from operations, which the Company expects to continue for at least as long as the restaurant and bar industry continues to be negatively impacted by the COVID-19 pandemic, and which may continue thereafter if restaurants and bars seek to reduce their operating costs or are unable to re-open even if restrictions within their jurisdictions are eased or lifted. For example, at its peak, approximately 70% of the Company’s customers had their subscriptions to our services temporarily suspended. As of November 10, 2020, approximately 11% of the Company’s customers remain on subscription suspensions. See Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in Part I, and Item 1A. “Risk Factors” in Part II, of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 for additional information regarding the impact of the pandemic on the Company’s business and outlook.

While the Company expects the effects of the pandemic to negatively impact its future results of operations, cash flows and financial position, the current level of uncertainty over the economic and operational impacts of the pandemic means the related future financial impact cannot be reasonably estimated at this time. The Company’s consolidated financial statements reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented. Such estimates and assumptions affect, among other things, the allowance for doubtful accounts, site equipment to be installed, fixed assets, capitalized software development, goodwill and right-of-use assets. Events and changes in circumstances arising after the issuance of the financial statements as of and for the three and nine months ended September 30, 2020, including those resulting from the impacts of COVID-19, will be reflected in future periods.

F-35

4.	going concern uncertainty

In connection with preparing its financial statements as of and for the three and nine months ended September 30, 2020, the Company’s management evaluated whether there are conditions or events, considered in the aggregate, that are known and reasonably knowable that would raise substantial doubt about the Company’s ability to continue as a going concern through twelve months after the date that such financial statements are issued. During the three and nine months ended September 30, 2020, the Company incurred a net loss of $1,481,000 and $4,722,000, respectively. As of September 30, 2020, the Company had $1,710,000 of unrestricted cash, total debt outstanding of $3,350,100, which is gross of approximately $1,000 in unamortized debt issuance costs, and negative working capital of $137,000. The total debt outstanding consists of $725,000 of principal outstanding under the Company’s term loan with Avidbank, $1,625,100 of principal outstanding under the loan the Company received in April 2020 under the Paycheck Protection Program, and $1,000,000 of principal outstanding under the loan the Company received in connection with entering into the Asset Purchase Agreement, which, if the closing of the Asset Sale occurs, will be applied toward the $2.0 million purchase price eGames.com will owe the Company at the closing of the Asset Sale. See Note 2 for more information on the Asset Sale. In November 2020, the Company was informed that approximately $1,093,000 of the $1,625,100 loan under the Paycheck Protection Program would be forgiven, leaving a principal balance of approximately $532,000. The Company is in discussions with the affiliate of eGames.com regarding the possibility of borrowing an additional $500,000 on approximately December 1, 2020, which, if received, would also be applied toward the purchase price at the closing of the Asset Sale. No assurances can be given that the Company will obtain such $500,000 loan from such affiliate or from any other party.

As a result of the impact of the COVID-19 pandemic on the Company’s business and taking into account its current financial condition and its existing sources of projected revenue and cash flows from operations, if the Company is able to borrow an additional $500,000 from the affiliate of eGames.com discussed above, the Company believes it will have sufficient cash resources to pay forecasted cash outlays only through mid-January 2021, but if the Company does not borrow such amount from the affiliate of eGames.com or any other party, the Company believes it will have sufficient cash resources to pay forecasted cash outlays only through mid-December 2020, in each case, assuming Avidbank does not take actions to foreclose on the Company’s assets in the event the Company becomes out of compliance with its financial covenants, and the Company is able to continue to successfully manage its working capital deficit by managing the timing of payments to its vendors and other third parties.

Based on the factors described above, management concluded that there is substantial doubt regarding the Company’s ability to continue as a going concern through the twelve-month period subsequent to the issuance date of these financial statements. The Company needs to complete the Merger or the Asset Sale or raise capital to meet its debt service obligations to Avidbank and fund its working capital needs. The Company currently has no arrangements for such capital and no assurances can be given that it will be able to raise such capital when needed, on acceptable terms, or at all.

The accompanying condensed consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

5.	RESTRICTED CASH

At the commencement date of the Company’s lease for its corporate headquarters on December 1, 2018, the Company’s primary lender, Avidbank, issued a $250,000 letter of credit to the lessor as security, which amount was reduced by $50,000 on December 1, 2019 and was to be reduced by the same amount December 1 of each year thereafter, provided there has been no default under the lease. Avidbank required the Company to deposit $250,000 in a restricted cash account maintained with the bank, which amount was and would be reduced as the amount required under the letter of credit is reduced. The Company recorded the $250,000 deposit as restricted cash on its balance sheet, with $50,000 plus any earned interest being recorded in short-term restricted cash and the balance being recorded in long-term restricted cash.

In June 2020, the Company terminated its lease for its corporate headquarters, and as part of the consideration to the lessor for the early least termination, the lessor received the $200,000 of restricted cash provided for under the letter of credit in July 2020. (See Note 10 for more information on the lease termination.)

6.	Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) No. 606, Revenue from Contracts with Customers. ASC No. 606 provides a five-step analysis in determining when and how revenue is recognized:

1.	Identify the contract(s) with customers

2.	Identify the performance obligations

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations

5.	Recognize revenue when the performance obligations have been satisfied

ASC No. 606 requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services.

F-36

The Company generates revenue by charging subscription fees to partners for access to its 24/7 trivia network, by selling and leasing tablet and hardware equipment for custom usage beyond trivia/entertainment, by selling DOOH advertising direct to advertisers and on national ad exchanges, by licensing its entertainment and trivia content to other entities, and by providing professional services such as custom game design or development of new platforms on its existing tablet form factor. Until February 1, 2020, the Company also generated revenue from hosting live trivia events. The Company sold all of its assets used to host live trivia events in January 2020.

In general, when multiple performance obligations are present in a customer contract, the transaction price is allocated to the individual performance obligation based on the relative stand-alone selling prices, and the revenue is recognized when or as each performance obligation has been satisfied. Discounts are treated as a reduction to the overall transaction price and allocated to the performance obligations based on the relative stand-alone selling prices. All revenues are recognized net of sales tax collected from the customer.

ASC No. 606 specifies certain criteria that an arrangement with a customer must have in order for a contract to exist for purposes of revenue recognition, one of which is that it must be probable that the Company will collect the consideration to which it will be entitled under the contract. As a result of the impact that the COVID-19 pandemic has had, and continues to have, on the Company’s customers, the Company determined that due to the uncertainty of collectability of the subscription fees for certain customers, the Company’s arrangement with those customers no longer meets all the criteria needed for a contract to exist for revenue recognition purposes. Therefore, the Company did not recognize revenue for these customers and fully reserved for accounts receivable in the allowance for doubtful accounts. The Company only recognized revenue for the arrangements that continued to meet the contract criteria, including the criteria that collectability was probable.

Revenue Streams

The Company disaggregates revenue by material revenue stream as follows:

	Three months ended September 30,
	2020		2019
	$	% of Total Revenue	$	% of Total Revenue	$ Change	% Change
Subscription revenue	1,053,000	71.3%	3,723,000	81%	(2,670,000)	(71.7)%
Hardware revenue	379,000	25.7%	11,000	0%	368,000	3,345.5%
Other revenue	45,000	3.0%	846,000	19%	(801,000)	(94.7)%
Total	1,477,000	100.0%	4,580,000	100%	(3,103,000)	(67.8)%

	Nine months ended September 30,
	2020		2019
	$	% of Total Revenue	$	% of Total Revenue	$ Change	% Change
Subscription revenue	3,779,000	82%	11,356,000	78%	(7,577,000)	(67)%
Hardware revenue	421,000	9%	811,000	6%	(390,000)	(48)%
Other revenue	425,000	9%	2,471,000	17%	(2,046,000)	(83)%
Total	4,625,000	100%	14,638,000	100%	(10,013,000)	(68)%

The following describes how the Company recognizes revenue under ASC No. 606.

Subscription Revenue - Prior to the COVID-19 pandemic, the Company recognized the recurring subscription fees it received for its services over time as customers received and consumed the benefits of such services, the Company’s equipment to access the Company’s content and the installation of the equipment. In general, customers pay for the subscription services during the month in which they receive the services. Due to the timing of providing the services and receiving payment for the services, the Company does not record any unbilled contract asset. Occasionally, a customer will prepay up to one year of services, in which case, the Company will record deferred revenue on the balance sheet related to such prepayment and will recognize the revenue over the time the customer receives the Company’s services. Revenue from installation services is also recorded as deferred revenue and recognized over the longer of the contract term and the expected term of the customer relationship using the straight-line method. The Company has certain contingent performance obligations with respect to repairing or replacing equipment and will recognize any revenue related to the performance of such obligations at the point in time the Company performs them.

As discussed above, as a result of the impact that the COVID-19 pandemic has had, and continues to have, on the Company’s customers, the Company determined that due to the uncertainty of collectability of the subscription fees for certain customers, the Company’s arrangement with those customers no longer meets all the criteria needed for a contract to exist for revenue recognition purposes. Therefore, the Company did not recognize revenue for these customers and fully reserved for accounts receivable in the allowance for doubtful accounts.

F-37

Costs associated with installing the equipment are considered direct costs. Costs associated with sales commissions are considered incremental costs for obtaining the contract because such costs would not have been incurred without obtaining the contract. The Company expects to recover both costs through future fees it collects and both costs are recorded in deferred costs on the balance sheet and amortized on a straight-line basis. For installation costs that are of an amount that is less than or equal to the deferred installation revenue for the related contract, the amortization period approximates the longer of the contract term and the expected term of the customer relationship. For any excess costs that exceed the deferred revenue, the amortization period of the excess cost is the initial term of the contract, which is generally one to two years because the Company can still recover that excess cost in the initial term of the contract. The Company amortizes commissions over the longer of the contract term and the expected term of the customer relationship.

Sales-type Lease Revenue – For certain customers that lease equipment under sale-type lease arrangements, the Company recognizes revenue in accordance with ASC No. 842, Leases. Such revenue is recognized at the time of installation based on the net present value of the leased equipment. Interest income is recognized over the life of the lease for customers who have remaining lease payments to make. In the event a customer under a sales-type lease arrangement prepays for the lease in full prior to receiving the equipment under the lease, such amounts are recorded in deferred revenue and recognized as revenue once the equipment has been installed and activated at the customer’s location. The cost of the leased equipment is recognized at the same time as the revenue. The Company does not expect to recognize revenue under sales-type lease arrangements after the year ended December 31, 2019.

Equipment Sales – The Company recognizes revenue from equipment sales at a point in time, which is when control has been transferred to the customer, the customer holds legal title and the customer has significant risks and rewards of ownership. Generally, the Company has determined that any customer acceptance provisions of the equipment is a formality, as the Company has historically demonstrated the ability to produce and deliver similar equipment. If the Company sells equipment with unique specifications, then customer control of the equipment will occur upon customer acceptance as defined in the contract, and revenue will be recognized at that time. Costs associated with the equipment sold is recognized at the same point in time as the revenue.

Advertising Revenue – The Company recognizes advertising revenue either over the time the advertising campaign airs in its customers’ locations or at a point in time by impression. For advertising campaigns that are airing over a specific period of time (regardless of number of impressions), the Company uses the time elapsed output method to measure its progress toward satisfying the performance obligation. When the Company contracts with an advertising agent, the Company shares in the advertising revenue generated with that agent. In these cases, the Company generally recognizes revenue on a net basis, as the agent typically has the responsibility for the relationship with the advertiser and the credit risk. When the Company contracts directly with the advertiser, it will recognize the revenue on a gross basis and will recognize any revenue share arrangement it has with a third party as a direct expense, as the Company has the responsibility for the relationship with the advertiser and the credit risk. Generally, there is no unbilled revenue associated with the Company’s advertising activities.

Content Licensing – The Company licenses content (trivia packages) to a certain customer, who in turn installs the content on its equipment that it sells to its customers. The content license is characterized as a “right to use intellectual property as it exists at the point in time at which the license is granted,” meaning the Company is not expected to undertake activities that affect the intellectual property or any such activities would not affect the intellectual property the customer is using. The content license is considered to be on consignment, and the Company retains title of the licensed content throughout the license period. The Company’s customer has no obligation to pay for the licensed content until the customer sells and installs the content to its customer. Accordingly, the Company recognizes revenue at the point in time when such installation occurs. The Company recognizes costs related to developing the content during the period incurred.

Live-hosted Trivia Revenue – As of February 1, 2020, the Company no longer has revenue related to hosting live- trivia events as a result of the sale of all of the Company’s assets used to host live trivia events in January 2020. The Company recognized revenue from hosting live-trivia events at a point in time, which is when the event took place. Some customers hosted their own trivia events and the Company provided the game materials. In those cases, the Company recognized the revenue at the point in time the Company sent the game materials to the customer. The Company recognized related costs at the same point in time the revenue was recognized. Generally, there was no unbilled revenue or deferred revenue associated with live-hosted trivia events.

Professional Development Revenue – Depending on the type of development work the Company is performing, the Company will recognize revenue, and associated costs, at the point in time when the Company satisfies each performance obligation, which is generally when the customer can direct the use of, and obtain substantially all of the remaining benefits of the goods or service provided. For services provided over time, the corresponding revenue is generally recognized over the time the Company provides such services. Any payments received before satisfying the performance obligations are recorded as deferred revenue and recognized as revenue when or as such obligations are satisfied. The Company does not have unbilled revenue assets associated with professional development services.

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Revenue Concentrations

The Company’s customers predominantly range from small independently operated bars and restaurants to bars and restaurants operated by national chains. This results in diverse venue sizes and locations. As of September 30, 2019, 2,565 venues in the U.S. and Canada subscribed to the Company’s interactive entertainment network, of which approximately 47% were Buffalo Wild Wings corporate-owned restaurants and its franchisees. As of September 30, 2020, the number declined to 1,080 venues, primarily due to the termination of its agreements with Buffalo Wild Wings corporate-owned restaurants and most of its franchisees in November 2019 in accordance with their terms and also in part to customers terminating their subscriptions or going out of business relating to the effects of the COVID-19 pandemic on their business.

The table below sets forth the approximate amount of revenue the Company generated from Buffalo Wild Wings corporate-owned restaurants and its franchisees during the three and nine months ended September 30, 2020 and 2019, and the percentage of total revenue that such amount represents for such periods:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Buffalo Wild Wings revenue	$25,000	$1,676,000	$176,000	$5,891,000
Percent of total revenue	2%	37%	4%	40%

As of September 30, 2020 and December 31, 2019, approximately $112,000 and $158,000, respectively, was included in accounts receivable from Buffalo Wild Wings corporate-owned restaurants and its franchisees.

The geographic breakdown of the Company’s revenue for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
United States	$1,420,000	$4,420,000	$4,390,000	$14,144,000
Canada	57,000	160,000	235,000	494,000
Total revenue	$1,477,000	$4,580,000	$4,625,000	$14,638,000

Contract Assets and Liabilities

The Company enters into contracts and may recognize contract assets and liabilities that arise from these contracts. The Company recognizes revenue and corresponding cash for customers who auto pay via their bank account or credit card, or the Company recognizes a corresponding accounts receivable for customers the Company invoices. The Company may receive consideration from customers, per the terms of the contract, prior to transferring goods or services to the customer. In such instances, the Company records a contract liability and recognizes the contract liability as revenue when all revenue recognition criteria are met. The table below shows the balance of contract liabilities as of January 1, 2020 and September 30, 2020, including the change during the period.

Deferred Revenue
Balance at January 1, 2020	$462,000
New performance obligations	198,000
Revenue recognized	(540,000)
Balance at September 30, 2020	120,000
Less non-current portion	-
Current portion at September 30, 2020	$120,000

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The Company capitalizes installation costs associated with installing equipment in a customer location and sales commissions as a deferred cost asset on the balance sheet. For installation costs that are of an amount that is less than or equal to the deferred installation revenue for the related contract, the amortization period approximates the longer of the contract term and the expected term of the customer relationship. For any excess installation costs that exceed the deferred revenue, the amortization period of the excess cost is the initial term of the contract, which is generally one to two years because the Company can still recover that excess cost in the initial term of the contract. The Company amortizes commission costs over the longer of the contract term and the expected term of the customer relationship. The table below shows the balance of the unamortized installation cost and sales commissions as of January 1, 2020 and September 30, 2020, including the change during the period.

	Installation Costs	Sales Commissions	Total Deferred Costs
Balance at January 1, 2020	$187,000	$87,000	$274,000
Incremental costs deferred	83,000	60,000	143,000
Deferred costs recognized	(212,000)	(120,000)	(332,000)
Balance at September 30, 2020	58,000	27,000	85,000

7.	Basic and Diluted Earnings Per Common Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, without consideration of potential common shares. Diluted net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding plus potential common shares. Stock options, restricted stock units, and other convertible securities are considered potential common shares and are included in the calculation of diluted net loss per share using the treasury method when their effect is dilutive. Options, restricted stock units and convertible preferred stock representing approximately 239,000 and 249,000 shares of common stock were excluded from the computations of diluted net loss per common share for the three and nine months ended September 30, 2020 and 2019, respectively, as their effect was anti-dilutive.

8.	SHAREHOLDERS’ EQUITY

Equity Incentive Plans

The Company’s stock-based compensation plans include the NTN Buzztime, Inc. 2019 Performance Incentive Plan (the “2019 Plan”), the NTN Buzztime, Inc. Amended 2010 Performance Incentive Plan (the “2010 Plan”) and the NTN Buzztime, Inc. 2014 Inducement Plan (the “2014 Plan”). The Company’s board of directors designated its nominating and corporate governance/compensation committee as the administrator of the foregoing plans (the “Plan Administrator”). Among other things, the Plan Administrator selects persons to receive awards and determines the number of shares subject to each award and the terms, conditions, performance measures, if any, and other provisions of the award.

The 2019 Plan provides for the issuance of up to 240,000 shares of Company common stock. Awards under the 2019 Plan may be granted to officers, directors, employees and consultants of the Company. Stock options granted under the 2019 Plan may either be incentive stock options or nonqualified stock options, have a term of up to ten years, and are exercisable at a price per share not less than the fair market value on the date of grant. As of September 30, 2020, there were stock options to purchase approximately 2,000 shares of common stock and 98,000 restricted stock units outstanding under the 2019 Plan.

As a result of stockholder approval of the 2019 Plan in June 2019, no future grants will be made under the 2010 Plan. All awards that are outstanding under the 2010 Plan will continue to be governed by the 2010 Plan until they are exercised or expire in accordance with the terms of the applicable award or the 2010 Plan. As of September 30, 2020, there were stock options to purchase approximately 24,000 shares of common stock and 12,000 restricted stock units outstanding under the 2010 Plan.

The 2014 Plan provides for the grant of up to 85,000 share-based awards to a new employee as an inducement material to the new employee entering into employment with the Company and expires in September 2024. As of September 30, 2020, there were no equity grants outstanding under the 2014 Plan.

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC No. 718, Compensation – Stock Compensation. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The fair value of stock options granted is recognized as expense over the requisite service period. Stock-based compensation expense for share-based payment awards is recognized using the straight-line single-option method.

The Company uses the historical stock price volatility as an input to value its stock options under ASC No. 718. The expected term of stock options represents the period of time options are expected to be outstanding and is based on observed historical exercise patterns of the Company, which the Company believes are indicative of future exercise behavior. For the risk-free interest rate, the Company uses the observed interest rates appropriate for the term of time options are expected to be outstanding. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

The Company did not grant any stock options and no options were exercised during the three or nine months ended September 30, 2020. During the three and nine months ended September 30, 2019, the Company granted stock options to purchase approximately 1,000 and 2,000 shares of common stock, respectively, and no options were exercised.

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The following weighted-average assumptions were used for stock option awards granted during the three and nine months ended September 30, 2019:

	Three months ended	Nine months ended
	September 30, 2019	September 30, 2019
Weighted average risk-free rate	1.39%	1.70%
Weighted average volatility	95.11%	108.83%
Dividend yield	0.00%	0.00%
Expected term	5.61 years	5.73 years

The Company estimates forfeitures, based on historical activity, at the time of grant and revised if necessary in subsequent periods if actual forfeiture rates differ from those estimates. Stock-based compensation expense for the three months ended September 30, 2020 and 2019 was $53,000 and $63,000, respectively, and $135,000 and $172,000 for the nine months ended September 30, 2020 and 2019, respectively, and is expensed in selling, general and administrative expenses and credited to additional paid-in-capital.

Outstanding restricted stock units (“RSUs”) are settled in an equal number of shares of common stock on the vesting date of the award. An RSU award is settled only to the extent vested. Vesting generally requires the continued employment or service by the award recipient through the respective vesting date. Because RSUs are settled in an equal number of shares of common stock without any offsetting payment by the recipient, the measurement of cost is based on the quoted market price of the stock at the measurement date, which is the grant date. During the three months ended September 30, 2019, the Company granted 30,000 RSUs. No RSUs were granted during the three months ended September 30, 2020. During the nine months ended September 30, 2020 and 2019, the Company granted 172,000 and 77,000 RSUs, respectively. The weighted average grant date fair value of the RSUs awarded during the three months ended September 30, 2019 was $2.76 per RSU. The weighted average grant date fair value of the RSUs awarded during the nine months ended September 30, 2020 and 2019 was $2.51 and $2.95 per RSU, respectively.

During the three months ended September 30, 2019, 30,000 RSUs were awarded as a performance-based award granted to the Company’s former chief executive officer in connection with his resignation. The award would have vested in full upon the effective date of a change in control transaction in which an individual, entity or group acquired all of the Company’s then-outstanding equity interests on or before March 17, 2020, or in which an individual, entity or group acquired 51% of our then-outstanding equity interests on or before March 17, 2020, and then that same individual, entity or group acquired the remaining equity so that it held all of the Company’s then-outstanding equity interests on or before June 17, 2020. Continuing service was not required for vesting to occur. Because a change in control is not considered probable until a change in control occurs, and because the change in control did not occur as discussed above, the Company did not recognize stock compensation expense on this award and this award expired unvested.

In connection with the resignation of the Company’s former chief executive officer, the vesting of 10,000 of his RSUs were accelerated, 5,000 in September 2019 and 5,000 in October 2019. The modification of this award resulted in the Company recognizing stock compensation expense for the accelerated vesting of RSUs in the period in which the accelerated vesting occurred.

With the exception of the performance-based award and the acceleration of vesting of RSUs discussed above, RSUs typically vest over a period of two to three years, generally in monthly or quarterly increments. Some awards may have an initial cliff period of six months before the monthly vesting begins. All outstanding RSUs as of September 30, 2020 are subject to accelerated vesting in the event of a change in control.

The following table shows the number of RSUs that vested and were settled during the three and nine months ended September 30, 2020 and 2019, as well as the number of shares of common stock issued upon settlement. In lieu of paying cash to satisfy withholding taxes due upon the settlement of vested RSUs, an employee may elect to have shares of common stock withheld that would otherwise be issued at settlement, the value of which is equal to the amount of withholding taxes payable.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Restricted stock units vested and settled	19,000	18,000	39,000	29,000
Common stock issued, net of shares withheld	14,000	13,000	28,000	20,000

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9.	DEBT

Term Loan

In September 2018, the Company entered into a loan and security agreement with Avidbank for a 48-month term loan in the amount of $4,000,000. In February 2020, the Company made a pre-payment on the term loan of approximately $150,000 following the sale of all of the Company’s assets used to conduct the live-hosted knowledge-based trivia events in January 2020. In March 2020, the Company and Avidbank entered into an amendment to the loan and security agreement (“Amendment #1”). In connection with entering into Amendment #1, the Company made a $433,000 payment on the term loan, which included the $83,333 monthly principal payment plus accrued interest for March 2020 and a $350,000 principal prepayment, thereby reducing the outstanding principal balance of the term loan to $2,000,000 as of March 31, 2020.

The Company incurred approximately $26,000 of debt issuance costs related to the loan and security agreement and its amendment, of which approximately $3,000 was related to Amendment #1. The debt issuance costs are being amortized to interest expense using the effective interest rate method over the life of the loan. The unamortized balance of the debt issuance costs as of September 30, 2020 and December 31, 2019 was $1,000 and $11,000, respectively, and is recorded as a reduction of long-term debt.

Under the terms of Amendment #1, the Company’s financial covenants were changed as described below, the maturity date was changed from September 28, 2022 to December 31, 2020, and the amount of the Company’s monthly payment obligations increased as described below.

Before entering into Amendment #1, the Company’s adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) was required to be at least $1,000,000 for the trailing six-month period as of the last day of each fiscal quarter and the aggregate amount of unrestricted cash it had in deposit accounts or securities accounts maintained with Avidbank must be not less than $2,000,000 at all times. Under the terms of Amendment #1, the minimum EBITDA covenant was replaced with a monthly minimum asset coverage ratio covenant, which the Company refers to as the ACR covenant, and the minimum liquidity covenant was amended to provide that the aggregate amount of unrestricted cash the Company has in deposit accounts or securities accounts maintained with Avidbank must be at all times not less than the principal balance outstanding under the term loan. Under the ACR covenant, the ratio of (i) the Company’s unrestricted cash at Avidbank as of the last day of a calendar month plus 75% of its outstanding accounts receivable accounts that are within 90 days of invoice date to (ii) the outstanding principal balance of the term loan on such day must be no less than 1.25 to 1.00. As of September 30, 2020, the Company was in compliance with both of those covenants.

Before entering into Amendment #1, the Company was required to make monthly principal payments of approximately $83,000 plus accrued and unpaid interest. Under the terms of the amendment, the monthly principal payment increased to $125,000 for each of April, May and June 2020, to $300,000 for each of July, August, September, October and November 2020, and to $125,000 for December 2020. As of September 30, 2020, the outstanding principal balance of the term loan was $725,000.

On June 1, 2020, the Company and Avidbank entered into an amendment to the loan and security agreement to formally memorialize Avidbank’s consent to the Company receiving the PPP Loan (as defined below). Avidbank initially consented to the Company receiving the PPP loan in April 2020.

Paycheck Protection Program Loan

On April 18, 2020, the Company issued a note in the principal amount of approximately $1,625,000 to Level One Bank evidencing the loan (the “PPP Loan”) the Company received under the Paycheck Protection Program (the “PPP”) of the Coronavirus Aid, Relief, and Economic Security Act administered by the U.S. Small Business Administration (the “CARES Act”). As of September 30, 2020, the outstanding principal balance of the PPP Loan was approximately $1,625,000.

The PPP Loan matures on April 18, 2022 and bears interest at a rate of 1.0% per annum. The Company must make monthly interest only payments beginning on November 18, 2020. One final payment of all unforgiven principal plus any accrued unpaid interest is due at maturity. Under the terms of the PPP, the Company may prepay the PPP Loan at any time with no prepayment penalties. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. In October 2020, the Company submitted its loan forgiveness application for the PPP Loan, and in November 2020, the U.S Small Business Administration approved the forgiveness of approximately $1,093,000 of the $1,625,000 loan, leaving a principal balance of approximately $532,000.

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Bridge Loan

In connection with the Asset Purchase Agreement entered into with eGames.com on September 18, 2020, the Company issued to Fertilemind Management, LLC, an affiliate of eGames.com, an unsecured promissory note (the “Note”) in the principal amount of $1,000,000, evidencing a $1,000,000 loan received from Fertilemind Management, LLC on behalf of eGames.com (the “Bridge Loan”). The Company may use the loan proceeds for, among other things, the payment of obligations related to the transactions contemplated by the Asset Purchase Agreement and the Merger Agreement and other general working capital purposes. The principal amount accrues interest at rate of 8% per annum (increasing to 15% per annum upon the occurrence of an event of default), compounded annually. The principal amount of the Bridge Loan and accrued interest thereon is due and payable upon the earlier of (i) the termination of the Asset Purchase Agreement, (ii) the closing of a Business Combination (as defined in the Note), and (iii) December 31, 2020. Upon the closing of the Asset Sale, the Bridge Loan will be applied against the purchase price under the Asset Purchase Agreement, and the Note will be extinguished.

All of the Company’s obligations under the Note are subordinate to the indebtedness and all other obligations owed by the Company to Avidbank including under the loan and security agreement, dated as of September 28, 2018 and as amended from time to time, between the Company and Avidbank.

The Note includes customary events of default, including if any portion of the Note is not paid when due; if the Company defaults in the performance of any other material term, agreement, covenant or condition of the Note, subject to a cure period; if any final judgment for the payment of money is rendered against the Company and the Company does not discharge the same or cause it to be discharged or vacated within 90 days; if the Company makes an assignment for the benefit of creditors, if the Company generally does not pay its debts as they become due; if a receiver, liquidator or trustee of the Company is appointed, or if the Company is adjudicated bankrupt or insolvent. In the event of an event of default, the Note will accelerate and become immediately due and payable at the option of the holder.

The Company is in discussions with Fertilemind Management, LLC regarding the possibility of borrowing an additional $500,000 on approximately December 1, 2020, which, if received, would also be applied toward the purchase price at the closing of the Asset Sale. No assurances can be given that the Company will obtain such $500,000 loan from Fertilemind Management, LLC or from any other party.

10.	LEASES

As Lessee

The Company has operating leases for its warehouse facility and for equipment under agreements that expire at various dates through 2023. Certain of these leases contain renewal provisions and the warehouse lease requires the Company to pay utilities, insurance, taxes and other operating expenses. The Company terminated its lease for its corporate headquarters as of June 30, 2020, which is discussed further below. The Company also has property held under finance leases that expire at various dates through 2021. The Company’s leases do not contain any residual value guarantees or material restrictive covenants.

Upon adoption of ASC No. 842, Leases (“ASC No. 842”), the Company recognized on its consolidated balance sheet as of January 1, 2019 an initial measurement of approximately $3,458,000 of operating lease liabilities and approximately $2,336,000 of corresponding operating right-of use assets, net of tenant improvement allowances, the amounts of which were primarily related to the Company’s corporate headquarters. The initial measurement of the finance leases under ASC No. 842 did not have a material change from the balances of the finance lease liabilities and assets recorded prior to the adoption of ASC No. 842. There was also no cumulative effect adjustment to retained earnings as a result of the transition to ASC No. 842. The Company recorded the initial recognition of the operating leases as a supplemental noncash financing activity on the accompanying consolidated statement of cash flows. The adoption of ASC No. 842 did not have a material impact on the Company’s consolidated statement of operations.

Corporate Headquarters Lease Termination

As part of the Company’s on-going efforts to implement measures designed to reduce operating expenses and preserve capital as it continues to seek to mitigate the substantial negative impact of the COVID-19 pandemic on the Company’s business, on June 25, 2020, the Company entered into a Lease Termination, Surrender and Buy-Out Agreement (the “Lease Termination Agreement”) with Burke Aston Partners, LLC (the “Lessor”) to terminate, effective June 30, 2020, the lease dated July 26, 2018 for the Company’s corporate headquarters. Absent the Lease Termination Agreement, the lease would have expired in accordance with its terms in April 2026. Since January 1, 2020, the Company reduced its headcount from 74 to 19 employees, all of whom are currently working remotely, and the Company did not currently need a corporate headquarters of the size subject to that lease. After paying all the amounts the Company potentially could be required to pay under the Lease Termination Agreement, including both contingent payments described below, the Company will have reduced its future cash obligations under the lease by approximately $3.5 million as compared to the amount of rent the Company would have otherwise paid if the lease remained in effect for the duration of its original term.

Pursuant to the Lease Termination Agreement, in exchange for allowing the Company to terminate the lease early, the Company agreed to (i) allow the Lessor to keep its security deposits of approximately $260,000, which includes $200,000 of restricted cash under a letter of credit, (ii) pay the Lessor approximately $121,000 for past due rent, and (iii) pay the Lessor $80,000 if the Company sells all or any material part of its assets or all or any material part of its equity interests and $5,000 if the Lessor needs to dispose of furniture that remained in the office space. In July 2020, the Lessor informed the Company that it needed to dispose of the remaining furniture, and the Company paid the Lessor $5,000 to do so.

F-43

As a result of the lease termination, the Company recorded a gain on the termination of the lease of approximately $8,000 during the three months ended June 30, 2020, which includes writing off the remaining balances of the right-of-use asset of approximately $1,913,000 and the corresponding lease liability of approximately $3,135,000, applying the principal portion of past due rents to be paid in July 2020 of approximately $64,000, writing off of the unamortized tenant improvement allowance of approximately $890,000, and applying the security deposit of approximately $260,000.

Additionally, as part of the lease termination and vacating the facility, the Company recorded a loss on the disposal of fixed assets of approximately $282,000 during the three months ended June 30, 2020, which includes approximately $197,000 in furniture and fixtures and the Company’s vehicle, and $85,000 in other leasehold improvement assets.

The tables below show the beginning balances of the operating lease right-of-use assets and liabilities as of January 1, 2019 and the ending balances as of September 30, 2020, including the changes during the periods.

Operating lease right-of-use assets
Operating lease right-of use assets at January 1, 2020	$2,101,000
Amortization of operating lease right-of-use assets	(161,000)
Addition of operating lease right-of -use asset	28,000
Write-off of right-of-use asset due to headquarters lease termination	(1,913,000)
Write-off of right-of-use asset related to other lease terminations	(50,000)
Operating lease right-of-use assets at September 30, 2020	$5,000

Operating lease liabilities
Operating lease liabilities at January 1, 2020	$3,300,000
Principal payments on operating lease liabilities	(154,000)
Addition of operating lease liability	28,000
Write-off of lease liability related to headquarters lease termination	(3,135,000)
Write-off of lease liability related to other lease terminations	(34,000)
Operating lease liabilities at September 30, 2020	5,000
Less non-current portion	-
Current portion at September 30, 2020	$5,000

As of September 30, 2020, the Company’s operating leases have a weighted-average remaining lease term of 1 month for $5,000 in future payments and a weighted-average discount rate of 5%.

For the three months ended September 30, 2020 and 2019, total lease expense under operating leases was approximately $17,000 and $137,000, respectively. For the nine months ended September 30, 2020 and 2019, total lease expense under operating leases was approximately $281,000 and $407,000, respectively. Lease expense is recorded in selling, general and administrative expenses.

F-44

The tables below show the beginning balances of the finance lease right-of-use assets and liabilities as of January 1, 2020 and the ending balances as of September 30, 2020, including the changes during the periods. The Company’s finance lease right-of-use assets are included in “Fixed assets, net” on the accompanying consolidated balance sheet.

Finance lease right-of-use assets
Finance lease right-of use assets at January 1, 2020	$41,000
Depreciation of finance lease right-of-use assets	(15,000)
Finance lease right-of-use assets at September 30, 2020	$26,000

Finance lease liabilities
Finance lease liabilities at January 1, 2020	$41,000
Principal payments on finance lease liabilities as of September 30, 2020	(14,000)
Finance lease liabilities at September 30, 2020	27,000
Less non-current portion	(4,000)
Current portion at September 30, 2020	$23,000

As of September 30, 2020, the Company’s finance leases have a weighted-average remaining lease term of 1.2 years and a weighted-average discount rate of 5.52%. The maturities of the finance lease liabilities are as follows:

As of
September 30, 2020
2020	7,000
2021	21,000
Total Finance lease payments	28,000
Less imputed interest	(1,000)
Present value of Finance lease liabilities	$27,000

For the three months ended September 30, 2020 and 2019, total lease costs under finance leases were approximately $5,000 and $10,000, respectively. For the nine months ended September 30, 2020 and 2019, total lease costs under finance leases were approximately $15,000 and $41,000, respectively.

As Lessor

ASC No. 842 did not make fundamental changes to lease accounting guidance for lessors. Therefore there was no financial statement impact due to the adoption of ASC No. 842. As a lessor, the Company has two types of customer contracts that involve leases: right-to-use operating leases and sales-type leases.

Right-to-use operating leases. Certain customers enter into contracts to obtain subscription services from the Company, which includes the Company’s content (nonlease component) and equipment installed in the customer locations so the customer can access the content (lease component). The timing and pattern of the transfer of both the subscription services and the equipment are the same, that is, the Company’s subscription services are made available to its customer at the same time as the equipment is installed. Additionally, the Company has determined that the lease component of these customer contracts is an operating lease. Accordingly, the Company has concluded that these contracts qualify for the practical expedient permitted under ASC No. 842 to not separate the nonlease component from the related lease component. Instead, the Company treats the combined component as a single performance obligation under Topic 606, Revenue from Contracts with Customers, as the Company has concluded that the nonlease component (subscription services) is the predominant component of the combined component.

Sales-type leases. As with the contracts under right-of-use operating leases, certain customers enter into contracts to obtain subscription services from the Company, which includes the Company’s content (nonlease component) and equipment installed in the customer locations so the customer can access the content (lease component). Generally, the equipment lease term is for three years and the customer prepays its lease in full. After the lease term, the lessee may purchase the equipment for a nominal fee or lease new equipment. Although the timing and pattern of the transfer of both the subscription services and the equipment may be the same, the provisions of the contract related to the equipment results in a sales-type lease, and therefore, the Company cannot treat both the nonlease component and the lease component as a combined component. Accordingly, the nonlease component is accounted for under Topic 606 and the sales-type lease is accounted for under Topic 842 and separately disaggregated on the Company’s statement of operations. The Company does not anticipate entering into any sales-type lease arrangements after December 31, 2019. The Company has not recognized any sales-type lease revenue for the three or six months ended September 30, 2020.

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11.	DISPOSITION OF SITE EQUIPMENT TO BE INSTALLED AND FIXED ASSETS

Site equipment to be installed consists of fixed assets related to the Company’s tablet platform that have not yet been placed in service and are stated at cost. These assets remain in site equipment to be installed until they are deployed at the Company’s customer sites. For tablet platform customers that are under sales-type lease arrangements, the cost of the equipment is recognized in direct costs upon installation. For all other tablet platform customers, the cost of the equipment is reclassified to fixed assets upon installation and depreciated over its estimated useful life. The Company evaluates the recoverability of site equipment to be installed and fixed assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future net cash flows expected to be generated. If the carrying amount of the asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

The COVID-19 pandemic has had, and continues to have, a significant adverse impact on the Company’s business, cash flows from operations and liquidity. However, based on the cash flows the Company is receiving from its customers during the pandemic and the future undiscounted cash flows the Company expects to receive from these customers, the Company has determined that recoverability of the carrying amounts of its site equipment to be installed and the site equipment in fixed assets is probable and, therefore, during the three months ended September 30, 2020, the Company did not record any impairment charges on these assets, other than disposals of approximately $3,000 in the ordinary course of business. For the nine months ended September 30, 2020, the Company disposed of approximately $229,000 of site equipment, primarily related to older equipment the Company determined would no longer be deployed.

For other fixed assets, as previously discussed, the Company terminated its lease for its corporate headquarters and vacated the facility as of June 30, 2020. (See Note 10) As a result, during the nine months ended September 30, 2020, the Company wrote-off approximately $890,000 of unamortized tenant improvement allowance that is recorded as part of the gain on termination of lease, as well as approximately $85,000 in leasehold improvement assets and $197,000 in furniture and fixtures and the Company’s vehicle.

The Company disposed of approximately $4,000 and $24,000 of site equipment during the three and nine months ended September 30, 2019 in the ordinary course of business.

The Company will continue to monitor the recoverability of its site equipment and other fixed assets as it relates to the continued impact of the COVID-19 pandemic and will recognize any additional write-offs during the period in which it determines that impairment exists.

12.	SOFTWARE DEVELOPMENT COSTS

The Company capitalizes costs related to developing certain software programs in accordance with ASC No. 350, Intangibles – Goodwill and Other. When the Company deploys the programs, it begins to recognize costs related to the programs on a straight-line basis over the programs’ estimated useful lives, generally two to three years. Amortization expense relating to capitalized software development costs totaled $137,000 and $100,000 for the three months ended September 30, 2020 and 2019, respectively, and $430,000 and $293,000 for the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020 and December 31, 2019, approximately $62,000 and $177,000, respectively, of capitalized software costs were not subject to amortization as the development of various software projects was not complete.

The Company performed its quarterly review of software development projects for the three months ended September 30, 2019, and determined to abandon certain software development projects that were no long a strategic fit for the Company, which resulted in recognizing approximately $51,000 in capitalized software impairment charges. The Company’s quarterly review for the three months ended September 30, 2020 did not result in recognizing any impairment charges for the period. During the nine months ended September 3, 2020 and 2019, the Company abandoned various software development projects that the Company concluded were no longer a current strategic fit or for which it determined that the marketability of the content had decreased due to obtaining additional information regarding the specific industry for which the content was intended. As a result, the Company recognized impairment charges of $238,000 and $52,000, respectively. Impairment of capitalized software is shown separately on the Company’s consolidated statement of operations.

Taking into consideration the impact the COVID-19 pandemic has had, and continues to have, on the Company’s business, the Company determined that based on the future undiscounted cash flows the Company expects to receive from its customers, recoverability of the carrying amounts of capitalized software development costs is probable and, therefore, no additional impairment charges were required to be recognized other than as discussed above. The Company will continue to monitor the recoverability of these assets as it relates to the continued impact of the COVID-19 pandemic on the Company’s business and recognize any additional write-offs during the period in which it determines that impairment exists.

F-46

13.	GOODWILL

The Company’s goodwill balance of $696,000 as of December 31, 2019 relates to the excess of costs over the fair value of assets the Company acquired in 2003 related to its Canadian business (the “Reporting Unit”). In the Company’s evaluation of impairment indicators as of March 31, 2020, it determined that the uncertainty relating to the impact of the COVID-19 pandemic on the Reporting Unit’s future operating results represented an indicator of impairment. Accordingly, the Company compared the estimated fair value of the Reporting Unit to its carrying value at March 31, 2020, determined that a full impairment loss was warranted and recognized an impairment charge of $662,000 for the three months ended March 31, 2020. No further evaluations are necessary after March 31, 2020. There was no goodwill impairment recorded for the three or nine months ended September 30, 2019.

In addition to the impairment loss recognized, fluctuations in the amount of goodwill shown on the accompanying balance sheets can occur due to changes in the foreign currency exchange rates used when translating NTN Canada’s financial statement from Canadian dollars to US dollars during consolidation. The following table shows the changes in the carrying amount of goodwill for the nine months ended September 30, 2020.

Goodwill balance at January 1, 2020	$696,000
Activity for the three months ended March 31, 2020
Effects of foreign currency	(34,000)
Goodwill impairment	(662,000)
Goodwill balance at March 31, 2020 and September 30, 2020	$-

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The United States dollar is the Company’s functional currency, except for its operations in Canada where the functional currency is the Canadian dollar. The financial position and results of operations of the Company’s foreign subsidiaries are measured using the foreign subsidiary’s local currency as the functional currency. In accordance with ASC No. 830, Foreign Currency Matters, revenues and expenses of the Company’s foreign subsidiaries have been translated into U.S. dollars using the average exchange rates during the reporting period, and the assets and liabilities of such subsidiaries have been translated using the period end exchange rate. Accumulated other comprehensive income includes the accumulated gains or losses from these foreign currency translation adjustments. As of September 30, 2020 and December 31, 2019, $241,000 and $268,000 of foreign currency translation adjustments were recorded in accumulated other comprehensive income, respectively.

15.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes. This ASU enhances and simplifies various aspect of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year and interim-period accounting for enacted changes in tax law. The amendment will be effective for public companies with fiscal years beginning after December 15, 2020, (which will be January 1, 2021 for the Company); early adoption is permitted. The Company is currently assessing the impact of this pronouncement to its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which supersedes current guidance requiring recognition of credit losses when it is probable that a loss has been incurred. The ASU requires an entity to establish an allowance for estimated credit losses on financial assets, including trade and other receivables, at each reporting date. This ASU will result in earlier recognition of allowances for losses on trade and other receivables and other contractual rights to receive cash. For smaller reporting companies, the effective date for this standard has been delayed and will be effective for fiscal years beginning after December 15, 2022 (which will be January 1, 2023 for the Company). The Company is evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

16.	SUBSEQUENT EVENTS

PPP Loan Forgiveness

In November 2020, the U.S. Small Business Administration approved the forgiveness of approximately $1,093,000 of the Company’s $1,625,000 PPP Loan, leaving a principal balance of approximately $532,000.

Legal Proceedings

From time to time, the Company is subject to legal proceedings in the ordinary course of business. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm its financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or outcomes could occur that have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition or operating results. The Company is not currently subject to any pending material legal proceedings except as described below.

The Company and its directors have been named as defendants in six substantially similar actions brought by purported stockholders of the Company’s arising out of the Merger: Henson v. NTN Buzztime, Inc., Case No. 1:20-cv-08663 (S.D.N.Y. filed Oct. 16, 2020); Chinta v. NTN Buzztime, Inc., Case No. 1:20-cv-01401 (D. Del. filed Oct. 16, 2020); Amanfo v. NTN Buzztime, Inc., Case No. 1:20-cv-08747 (S.D.N.Y. filed Oct. 20, 2020); Falikman v. NTN Buzztime, Inc., Case No. 1:20-cv-05106 (E.D.N.Y. filed Oct. 23, 2020); Haas v. NTN Buzztime, Inc., Case No. 3:20-cv-02123-BAS-JLB (S.D. Cal. filed Oct. 29, 2020); and Monsour v. NTN Buzztime, Inc. Case No. 1:20-cv-08755 (S.D.N.Y filed October 20, 2020). These actions assert claims asserting violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Securities Exchange Commission Rule 14a-9 promulgated thereunder. Chinta asserts additional claims for breach of fiduciary duty under Delaware law. The complaints allege that defendants failed to disclose allegedly material information in a Form S-4 Registration Statement filed on October 2, 2020, including (1) certain details regarding any projections or forecasts the Company or Brooklyn may have made, and the analyses performed by the Company’s financial advisor, Newbridge Securities Corporation; (2) conflicts concerning the sales process; and (3) disclosures regarding whether or not the Company entered into any confidentiality agreements with standstill and/or “don’t ask, don’t waive” provisions. The complaints allege that these purported failures to disclose rendered the Form S-4 false and misleading. The complaints request a preliminary and permanent injunction of the Merger; rescission of the Merger if executed and/or rescissory damages in unspecified amounts; direction to the individual directors to disseminate a compliant Registration Statement; an accounting by the Company for all alleged damages suffered; a declaration that certain federal securities laws have been violated; and costs, including attorneys’ and expert fees and expenses. Process has been served in Henson, but not in any of the other actions. The deadline for defendants to respond to the complaint in Henson is December 21, 2020. Although plaintiffs request injunctive relief in their complaints, they have not filed motions for such relief.

The Company and its directors deny the allegations asserted against the Company in these actions and intend to oppose them vigorously.

F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers of Brooklyn ImmunoTherapeutics, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Brooklyn ImmunoTherapeutics, LLC (Successor) and IRX Therapeutics, Inc. (Predecessor) (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity/members’ equity and cash flows for the year ended December 31, 2019 and for the period of November 6, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through November 5, 2018 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period of November 6, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through November 5, 2018 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

We are uncertain as to the year we began serving consecutively as the auditor of the Company’s financial statements; however, we are aware that we have been the Company’s auditor consecutively since at least 2013.

New York, NY
April 24, 2020

F-48

BROOKLYN IMMUNOTHERAPEUTICS, LLC

BALANCE SHEETS

	December 31,
	2019	2018
Assets
Current Assets:
Cash	$5,014,819	$6,325,431
Subscriptions receivable	-	850,000
Prepaid expenses and other current assets	86,668	19,998
Total Current Assets	5,101,487	7,195,429

Restricted cash	86,000	86,000
Property and equipment, net	653,763	68,099
Goodwill	2,043,747	2,043,747
In process research and development	6,860,000	6,860,000
Security deposits and other assets	363,621	379,331
Total Assets	$15,108,618	$16,632,606
Liabilities and Members’ Equity
Current Liabilities:
Accounts payable	$1,735,610	$2,647,532
Accrued expenses	1,520,841	1,696,793
Investor deposits	665,563	638,575
Loans payable	410,000	410,000
Current portion of lease liability	4,026	-
Total Current Liabilities	4,336,040	5,392,900

Lease liability, non-current	99,030	-
Other liabilities	930,445	870,000
Total Liabilities	5,365,515	6,262,900
Commitments and Contingencies
Members’ Equity:
Class A membership units	18,177,692	9,958,930
Class B membership units	1,400,000	1,400,000
Class C membership units	1,000,000	1,000,000
Common units	106,937	15,248
Accumulated deficit	(10,941,526)	(2,004,472)
Total Members’ Equity	9,743,103	10,369,706
Total Liabilities and Members’ Equity	$15,108,618	$16,632,606

The accompanying notes are an integral part of these financial statements.

F-49

BROOKLYN IMMUNOTHERAPEUTICS, LLC

STATEMENTS OF OPERATIONS

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period from November 6, 2018 through December 31, 2018	For the period from January 1, 2018 through November 5, 2018
Operating Expenses
General and administrative	$3,721,490	$374,267	$5,351,698
Research and development	5,156,266	1,621,084	9,078,193
Total Operating Expenses	8,877,756	1,995,351	14,429,891
Loss From Operations	(8,877,756)	(1,995,351)	(14,429,891)
Other Expenses
Interest expense, net	(59,298)	(9,121)	(1,668,711)
Total Expenses	(59,298)	(9,121)	(1,668,711)
Net Loss	$(8,937,054)	$(2,004,472)	(16,098,602)
Deemed dividends on preferred stock			(685,892)
Gain on extinguishment of preferred stock.			106,560,811
Net income attributable to common stockholders			$89,776,317

The accompanying notes are an integral part of these financial statements.

F-50

BROOKLYN IMMUNOTHERAPEUTICS, LLC

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY AND MEMBERS’ EQUITY

												Subscriptions
Predecessor	Preferred Stock										Additional	Receivable,		Total
	Series D		Series C		Series B		Series A		Common Stock		Paid-In	Related	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Parties	Deficit	Deficiency
Balance - January 1, 2018	35,400,669	$35,400	40,460,713	$40,461	35,016	$35	140,639	$141	7,968,224	$7,968	$179,148,961	$(88,663)	$(187,130,857)	$(7,986,554)
Issuance of common stock upon exchange of preferred stock	-	-	(40,460,713)	(40,461)	(35,016)	(35)	(140,639)	(141)	16,771,866	16,772	(106,536,946)	-	106,560,811	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(16,098,602)	(16,098,602)
Balance - November 5, 2018	35,400,669	$35,400	-	$-	-	$-	-	$-	24,740,090	$24,740	$72,612,015	$(88,663)	$(96,668,648)	$(24,085,156)

						Total
Successor	Membership Equity				Accumulated	Members’
	Class A	Class B	Class C	Common	Deficit	Equity
Balance - November 6, 2018	$6,482,005	$-	$-	$-	$-	$6,482,005

Stock based compensation:
Amortization of restricted common units	-	-	-	15,248	-	15,248
Issuance of membership units for purchase of IRX	-	1,400,000	1,000,000	-	-	2,400,000
Membership units issued in exchange for services	5,000	-	-	-	-	5,000
Sale of members’ equity	1,955,579	-	-	-	-	1,955,579
Members’ equity exchanged for loans payable and interest	1,516,346	-	-	-	-	1,516,346
Net loss	-	-	-	-	(2,004,472)	(2,004,472)

Balance - January 1, 2019	9,958,930	1,400,000	1,000,000	15,248	(2,004,472)	10,369,706

Stock based compensation:
Amortization of restricted common units	-	-	-	91,689	-	91,689
Sale of members’ equity	8,218,762	-	-	-	-	8,218,762
Net loss	-	-	-	-	(8,937,054)	(8,937,054)

Balance - December 31, 2019	$18,177,692	$1,400,000	$1,000,000	$106,937	$(10,941,526)	$9,743,103

The accompanying notes are an integral part of these financial statements.

F-51

BROOKLYN IMMUNOTHERAPEUTICS, LLC

STATEMENTS OF CASH FLOWS

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the Period from November 6, 2018 through December 31, 2018	For the Period from January 1, 2018 through November 5, 2018
Cash Flows from Operating Activities
Net loss	$(8,937,054)	$(2,004,472)	$(16,098,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,407	1,498	136,314
Equity compensation	91,689	20,248	-
Loss on operating sublease	103,350	-	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(66,670)	-	(69,099)
Security deposits	76,155	-	8,001
Accounts payable and accrued expenses	(1,087,874)	(168,298)	(300,034)
Lease liability	(294)
Other liabilities	-	-	37,727
Total adjustments	(863,237)	(146,552)	(187,091)
Net Cash Used in Operating Activities	(9,800,291)	(2,151,024)	(16,285,693)
Cash Flows from Investing Activities
Patent costs	-	-	(172,196)
Purchase of property and equipment	(606,071)	-	(76,485)
Purchase of IRX - cash and restricted cash acquired	-	336,296	-
Net Cash Provided by (Used in) Investing Activities	(606,071)	336,296	(248,681)
Cash Flows from Financing Activities
Proceeds from loans payable	-	-	3,394,226
Proceeds from loans payable, related parties	-	-	1,500,000
Proceeds from convertible debt	-	-	11,803,321
Proceeds from investor deposits	437,500	-	-
Proceeds from the collection of subscriptions receivable	850,000	-	-
Proceeds from sale of members’ equity	7,808,250	1,744,154	-
Net Cash Provided by Financing Activities	9,095,750	1,744,154	16,697,547
Net (Decrease) Increase in Cash	(1,310,612)	(70,574)	163,173
Cash and Restricted Cash - Beginning of Period	6,411,431	6,482,005	173,123
Cash and Restricted Cash - End of Period	$5,100,819	$6,411,431	$336,296
Cash and Restricted Cash consisted of the following:
Cash	$5,014,819	$6,325,431	$250,296
Restricted cash	86,000	86,000	86,000
	$5,100,819	$6,411,431	$336,296
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Non-cash investing and financing activities:
Investor deposits for sale of members’ equity	$410,512	$-	$-
Conversion of loans payable and interest into members’ equity	$-	$1,516,346	$-
Exchange of Series A, B and C preferred stock for common stock	$-	$-	$106,560,811
Purchase of the assets and liabilities of IRX:
Assets acquired and liabilities assumed:
Cash acquired	$-	$336,296	$-
Prepaid expenses and other current assets	-	19,998	-
Security deposits and other assets	-	379,331	-
Goodwill	-	2,043,747	-
In-process R&D	-	6,860,000	-
Property and equipment	-	69,597	-
Accounts payable and accrued expenses	-	(4,528,969)	-
Loans payable, related parties	-	(1,500,000)	-
Loans payable	-	(410,000)	-
Total purchase price	$-	$3,270,000	$-
Purchase price consisted of:
Members’ equity issued to acquire the asset and liabilities of IRX	-	2,400,000	-
Contingent consideration	-	870,000	-
Total purchase price	$-	$3,270,000	$-

The accompanying notes are an integral part of these financial statements.

F-52

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND
THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

NOTE 1 DESCRIPTION OF BUSINESS

Brooklyn ImmunoTherapeutics LLC (“BITX” or the “Successor”) is a limited liability company formed under the laws of the State of Delaware on September 27, 2018, for the purpose of consummating a business combination with IRX Therapeutics, Inc. (“IRX” or the “Predecessor”). The Predecessor and Successor are together referred to herein as the “Company”. On November 6, 2018, (the “Closing Date”) pursuant to an Asset Purchase Agreement with IRX, BITX acquired substantially all of the assets of IRX (the “Business Combination”). Subsequent to the Business Combination, BITX operates as a clinical stage biopharmaceutical company focused on developing a cytokine-based therapy to treat patients with cancer. BITX had no operations prior to the Business Combination.

NOTE 2 GOING CONCERN

Going Concern

The accompanying financial statements have been prepared assuming that the Successor will continue as a going concern. As discussed below, the Company has sustained losses from operations and has an accumulated deficit. These conditions raise substantial doubt about the Successor’s ability to continue as a going concern for the next twelve months from the date on which the financial statements were available to be issued. Management’s plans in regard to these matters are also described below. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2019, the Company had a cash balance of $5,014,819 and an accumulated deficit of $10,941,526. During the year ended December 31, 2019, the Company incurred a net loss of $8,937,054 and used cash in operations of $9,800,291. Net cash used in operating activities during the year ended December 31, 2018 was $18,436,717 (including $16,285,693 during the Predecessor period).

During 2019, the Company received $7,808,250 cash proceeds from the sale of members’ equity, $437,500 in proceeds from investor deposits, and $850,000 in proceeds from the collection of subscription receivable. As of December 31, 2019, the Company expects to receive additional cash for capital call commitments of $3,858,750 (see Note 14 – Subsequent Events). The Company expects to have ongoing needs for significant working capital in order to fund research and development activities and expects to either (a) enter into a strategic transaction with a third party; (b) license its products to other companies for certain applications, or (c) raise additional funds through equity or debt financing. However, there can be no assurance that the Company will be successful in entering into a strategic transaction or securing additional capital. If the Company is unsuccessful in raising capital, the Company might (a) initiate cost reductions; (b) forego research and development opportunities; (c) seek extensions of time to fund its liabilities or (d) seek protection from creditors.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s financial statement presentation distinguishes a “Predecessor” for the periods prior to the Closing Date and a “Successor” for the periods following (and including) the Closing Date. The operating results of IRX for the period January 1, 2018 through November 5, 2018 are presented for the Predecessor period in the accompanying consolidated financial statements. The financial position and operating results of the BITX as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from November 6, 2018 through December 31, 2018 are presented for the Successor period in the accompanying financial statements.

The Predecessor’s significant accounting policies are substantially the same as those of the Successor presented below.

F-53

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND
THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities; (b) disclosure of contingent assets and liabilities at the date of the financial statements; (c) the reported amounts of revenues and expenses during the reporting period and (d) the reported amount of the fair value of assets acquired in connection with the business combination. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include the recoverability and useful lives of long-lived assets and the valuation of stock-based compensation.

Cash and Cash Equivalents

The Company classifies highly liquid investments with a remaining contractual maturity at date of purchase of three months or less as cash equivalents. The Company had no cash equivalents as of December 31, 2019 and 2018.

Restricted Cash

The Company has an agreement to maintain cash balances at a financial institution as collateral for a letter of credit related to the Company’s lease agreement for its office space in New York, NY, which automatically renews on an annual basis. The total amount committed under the letter of credit is $86,000 as of December 31, 2019 and 2018.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Laboratory and manufacturing equipment are depreciated over an estimated useful life of 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful life, or the lease term. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation of these assets are removed from the accounts and the resulting gain or losses are reflected in the results of operations. Expenditures for maintenance and repairs are charged to operations. Renewals and betterments are capitalized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually, or if events occur or circumstances change that would reduce the fair value of a reporting unit below its carrying value. Since management evaluates the Company as a single reporting unit, goodwill is tested for impairment at the entity level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the entity is less than its carrying value. If the entity does not pass the qualitative assessment, then the entity’s carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the entity exceeds its fair value.

In Process Research and Development

In-process research and development (“IPR&D”) assets represent the fair value assigned to technologies that were acquired on November 5, 2018 in connection with the Asset Purchase Agreement, which have not reached technological feasibility and have no alternative future use. IPR&D assets are considered to be indefinite-lived until the completion or abandonment of the associated research and development projects. During the period that the IPR&D assets are considered indefinite-lived, they are tested for impairment on an annual basis, or more frequently if the Successor becomes aware of any events occurring or changes in circumstances that indicate that the fair value of the IPR&D assets are less than their carrying amounts. If and when development is complete, which generally occurs upon regulatory approval, and the Successor is able to commercialize products associated with the IPR&D assets, these assets are then deemed definite-lived and are amortized based on their estimated useful lives beginning at that point in time. If development is terminated or abandoned, the Successor may have a full or partial impairment charge related to the IPR&D assets, calculated as the excess of carrying value of the IPR&D assets over fair value.

F-54

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. An impairment exists when the carrying value of the long-lived asset is not recoverable and exceeds its fair value.

Research and Development

Research and development expenditures are charged to operations as incurred.

Income Taxes

The Company is not subject to U.S. federal, state, and income taxes for the Successor period, since all of its income or losses are passed through to its members. Taxable income attributable to New York City during the year ended December 31, 2019 and the period from November 6, 2018 through December 31, 2018 is subject to the New York City Unincorporated Business Tax. During the Predecessor period, the Company was subject to corporate income taxes in the U.S. Federal jurisdiction, the state of New York and New York City.

The Company records deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse and established a valuation allowance when it was more likely than not that some portion or all of the deferred tax assets would not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company has no material uncertain tax positions for any of the reporting periods presented.

Concentration of Credit Risk

The Company maintains its cash balances in financial institutions located in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At times, the Company’s cash balances may be uninsured for deposit accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit.

A single vendor accounted for 14.0% of the Company’s purchases during the year ended December 31, 2019. A different vendor accounted for 11% of the Company’s purchases during the year ended December 31, 2018. In the Company’s business, vendor concentrations could be indicative of vulnerabilities in the Company’s supply chain, which could ultimately impact the Company’s ability to continue its research and development activities.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. A fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

●	Level 1 Inputs – Valued based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2 Inputs – Valued based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

●	Level 3 Inputs – Valued based on inputs for which there is little or no market value, which require the reporting entity to develop its own assumptions.

F-55

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

The carrying amounts reported on the balance sheet for prepaid assets and other current assets, accounts payable and accrued expenses, other current liabilities and other liabilities approximate fair value based due to their short maturities. The carrying value of loans payable approximates its fair market value because the effective yield on this debt, which includes contractual interest rates as well as other finance charges, is comparable to rates of returns for instruments of similar credit risk.

Leases

The Company records straight-line monthly rental expense based on the total amount of the payments due over the lease term in accordance with U.S. GAAP. The difference between rental expense recorded and the amount paid is credited or charged to deferred rent, which is included in accrued expenses in the accompanying balance sheets (see Note 11 - Commitments and Contingencies, Sublease Agreement).

Commitment and Contingencies

The Company follows Accounting Standards Codification (“ASC”) No.450-20 (“ASC 450-20”), Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Equity Based Compensation

Compensation expense for equity-based awards granted to employees is based on the estimated grant-date fair value of the award and is recognized ratably over the vesting period.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through April 24, 2020, the date on which the financial statements were available to be issued, require potential adjustment to or disclosure in the Company’s financial statements.

NOTE 4 BUSINESS COMBINATION

On November 6, 2018, BITX entered into an Asset Purchase Agreement with IRX, whereby BITX acquired substantially all of the net assets of IRX. Under the Asset Purchase Agreement, BITX is also obligated to pay royalties based on future revenues to certain former shareholders of IRX. The estimated fair value of future royalty payments at the date of the Business Combination was $870,000, which is accounted for as contingent consideration and is reflected in other liabilities on the accompanying balance sheet. The fair value of the contingent consideration was estimated using the discounted cash flow method of the income approach.

The aggregate consideration for the purchase of the IRX assets was $3,270,000, which consisted $2,400,000 equal to the fair value of the membership units issued to the former shareholders and debt holders of IRX and $870,000 equal to the fair value of contingent consideration.

The following table details the allocation of the purchase price for the acquisition of BITX:

Cash	$250,296
Restricted cash	86,000
Prepaid expenses and other current assets	19,998
Security deposits and other assets	379,331
Laboratory equipment	69,597
In process research and development	6,860,000
Accounts payable and accrued expenses	(4,528,969)
Loans payable	(410,000)
Loans payable, related parties	(1,500,000)
Net fair value assigned to assets acquired and liabilities assumed	1,226,253
Goodwill	2,043,747
Total	$3,270,000

The fair value of the in-process research and development was determined using the “relief-from-royalty” method of income approach. The purchase price in excess of the tangible and identifiable assets acquired, less liabilities assumed, is recognized as goodwill.

Goodwill arising from the business combination mainly consisted of the assets acquired by BITX subject to the liabilities assumed from IRX. The goodwill represents the excess consideration paid over the fair value of the asset acquired and liabilities, and BITX paid a premium to gain control of the assists and the potential future upside of those assets. BITX’s goodwill is not deductible for tax purposes. Further, BITX’s goodwill and intangible assets are subject to a test for impairment on an annual basis (or on a quarterly basis as appropriate).

F-56

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2019	2018
Laboratory and manufacturing equipment	$261,164	$69,597
Leasehold improvements	414,504	-
	675,668	69,597
Less: accumulated depreciation and amortization	(21,905)	(1,498)
Property and equipment, net	$653,763	$68,099

Depreciation expense charged to operations during the year ended December 31, 2019 was $20,407. Depreciation expense charged to operations was $1,498 and $6,888 and during the periods from November 6, 2018 through December 31, 2018 and from January 1, 2018 through November 5, 2018, respectively.

As of December 31, 2019, the Company has $64,461 of leasehold improvements that had not yet been placed into service. No depreciation expense is recorded on fixed assets in process until such time as the assets are completed and are placed into service. These fixed assets in process were placed into service on February 14, 2020.

NOTE 6 GOODWILL AND IN PROCESS RESEARCH AND DEVELOPMENT

The Company recorded Goodwill and IPR&D in the amount of $2,043,747 and $6,860,000, respectively, in connection with the Business Combination (see Note 4 – Business Combination). IPR&D assets are considered to be indefinite-lived until the completion or abandonment of the associated research and development projects.

NOTE 7 SECURITY DEPOSITS AND OTHER ASSETS

On February 9, 2017, the Predecessor paid a retainer in the amount of $300,401 to a service provider, pursuant to a Master Services Agreement which expires on October 23, 2020. The retainer represented 10% of the amount of estimated direct costs expected to be incurred by the service provider, in connection with clinical development services provided under the Master Services Agreement.

On June 14, 2018, the Predecessor paid a security deposit in the amount of $63,220 pursuant to a lease agreement which expires on December 28, 2025.

NOTE 8 ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,
	2019	2018
Compensation payable	$540,513	$214,327
Deferred rent payable	-	6,169
Accrued general and administrative expenses	94,265	62,743
Accrued research and development expenses	695,551	1,380,440
Accrued interest	90,512	33,114
Loss on legal settlement	100,000	-
Total accrued expenses	$1,520,841	$1,696,793

F-57

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

NOTE 9 INVESTOR DEPOSITS

Investor deposits of $665,563 and $638,575 at December 31, 2019 and 2018, respectively, represents funding of capital commitments in excess of capital calls.

NOTE 10 LOANS PAYABLE AND LOANS PAYABLE TO RELATED PARTIES

During the period from January 1, 2018 through July 31, 2018, the Predecessor issued unsecured convertible promissory notes (the “Predecessor Notes”) in the aggregate amount of $19,447,996, in exchange for which cash proceeds of $3,534,000 were received during 2017, cash proceeds of $15,165,816 were received during 2018, $716,449 represented the conversion to principal of interest payable on the note and $31,731 was issued in connection with the CFO Separation Agreement (see Note 11 - Commitments and Contingencies.) Of the total Predecessor Notes issued, Predecessor Notes in the aggregate amount of $11,095,368 were issued to members of the Predecessor’s Board of Directors. Prior to the Business Combination, the Predecessor Notes were convertible into common stock at the noteholder’s option in connection with the sale of at least 80% of the outstanding capital stock of the Predecessor. The Predecessor Notes bear interest at 14.5% per annum and mature on December 31, 2019.

Predecessor Notes in the amount of $410,000 were assumed by the Successor in connection with the Business Combination. Interest expense related to the Predecessor Notes was $59,450 during the year ended December 31, 2019 and was $9,121 and $1,652,466 during the period from November 6, 2018 through December 31, 2018 and the period from January 1, 2018 through November 5, 2018, respectively. On January 27, 2020, the Predecessor Notes were amended to extend the maturity date to the earlier of (i) a change of control, as defined, or (2) December 31, 2021.

During October 2018, the Predecessor sold bridge notes in the aggregate amount of $1,500,000 to three members of the Board of Directors (the “Bridge Notes”). Interest expense in the amount of $16,346 was incurred on the Bridge Notes during the Predecessor period. On November 6, 2018, in connection with the Business Combination, the Bridge Notes and related accrued interest were converted into Class A units of the Successor in the aggregate amount of $1,516,346.

NOTE 11 COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved in litigation and arbitrations from time to time in the ordinary course of business. Legal fees and other costs associated with such actions are expensed as incurred. In addition, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. The Company reserves for costs relating to these matters when a loss is probable, and the amount can be reasonably estimated.

As of December 31, 2019, the Company is involved in a legal matter with the University of South Florida (“USF”), whereby USF sent a demand letter to IRX and BITX on December 21, 2018, contending its right to 25% of IRX proceeds from the Business Combination. To date, no lawsuit has been filed and the Company and USF are working to settle the matter. Pursuant to ASC 450-20, and based on consultation with legal counsel, the Company has recorded $100,000 of accrued legal settlements representing the estimated loss related to this matter, which is recorded within general and administrative expense in the accompanying Statements of Operations. As of December 31, 2019, the potential exposure resulting from an adverse outcome of any potential legal proceedings could exceed the recorded accrual. However, the Company does not believe that the impact of litigation, if any, will be material.

Licensing Agreements

The Company has license agreements with USF, granting the Company the right to sell, market, and distribute IRX-2, subject to a 7% royalty payable to USF based on a percentage of gross product sales. Under the license agreement with USF, the Company is obligated to repay patent prosecution expenses incurred by USF. To date, the Company has not recorded any product sales, or obligations related to USF patent prosecution expenses. The license agreement terminates upon the expiration of the IRX-2 patents.

F-58

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

Royalty Agreements

Predecessor Royalty Agreements

In connection with the Business Combination, the Successor assumed the Predecessor’s obligation to pay a royalty in the aggregate amount of 1% of revenues from any future IRX-2 product sales, pursuant to royalty agreements with certain noteholders and shareholders of the Predecessor (see Note 4 - Business Combination).

Collaborator Royalty Agreement

Effective June 28, 2018, the Predecessor terminated its Research, Development and Option Facilitation Agreement (the “RDO Agreement”) and its Options Agreement with a collaborative partner (the “Collaborator”), pursuant to a Termination Agreement. In connection with the Termination Agreement, all of the rights granted to the Collaborator under the RDO and Option Agreements were terminated, and the Predecessor has no obligation to refund any payments received from the Collaborator. As consideration for entering into the Termination Agreement, the Collaborator will receive a royalty equal to 6% of revenues from the sale of IRX-2, for the period of time beginning with the first sale of IRX-2 through the later of (i) the twelfth anniversary of the first sale of IRX-2, or (ii) the expiration of the last IRX patent, or other exclusivity of IRX-2.

Investor Royalty Agreement

On November 6, 2018, the Successor entered into a royalty agreement with the Class A membership investors (the “Investor Royalty Agreement”), pursuant to which owners of Class A membership units will receive compensatory royalties in an aggregate amount equal to 4% of the net revenues of the Successor.

The Company has not recognized any revenues to date, and no royalties are due pursuant to the any of the above-mentioned royalty agreements.

Employment Agreements

Effective July 31, 2018, the Predecessor entered into a separation agreement (the “CFO Separation Agreement”) with its former Chief Financial Officer (the “Former CFO”). Pursuant to the terms of the Separation Agreement, the Former CFO was entitled to receive six months of severance pay equal to his current base salary of $275,000 per annum and received a Predecessor Note in the principal amount of $31,731.

On December 13, 2019, the Successor entered into a separation agreement (the “CEO Separation Agreement”) with its former Chief Executive Officer (the “Former CEO”). Pursuant to the terms of the Separation Agreement, the Former CEO was entitled to a six months of severance pay equal to $225,000, a one-time payout of accrued but unused vacation time equal to $37,518, and continued coverage under the Company’s group health and dental insurance plan equal to $14,032.

Operating Lease Commitments

In connection with the Business Combination, BITX assumed IRX’s lease for office space at 654 Madison Ave in New York, NY (the “Office Lease”). The Office Lease expires on November 30, 2026. The annual rent for the first year (beginning on the date of the Business Combination) is approximately $93,275 and the rent increases annually.

In connection with the Business Combination, BITX also assumed IRX’s lease for laboratory space in Brooklyn, New York (the “Laboratory Lease”), with annual rent expense for the first year of $314,577 beginning on the date of the Business Combination. Effective on July 1, 2019, the Laboratory Lease was amended to increase the space rented under the Laboratory Lease. Annual rent expense (including the Company’s pro rata share of operating expenses) for 12 months beginning July 1, 2019 increased to $485,061 pursuant to the amended Laboratory Lease, and the rent increases 3% on January 1 of each lease year. The Laboratory Lease expires on December 31, 2025.

F-59

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

Future commitments under the Successor’s operating lease are as follows:

For the Years Ending December 31,	Amount
2020	$553,189
2021	571,470
2022	588,918
2023	606,864
2024	624,172
Thereafter	747,656
$3,692,269

The Company records rent expense on a straight-line basis over the term of the lease. Rent expense charged to operations was $544,214 during the year ended December 31, 2019 and was $77,170 and $480,577 during the period from November 6, 2018 through December 31, 2018 and the period from January 1, 2018 through November 5, 2018, respectively, which is included in general and administrative expenses in the accompanying Statements of Operations.

Sublease Agreement

On April 18, 2019, the Company entered into a sublease agreement with Nezu Asia Capital Management, LLC (“the Tenant”), whereby the Tenant agreed to sublease approximately 999 square feet of space currently rented by the Company in New York, NY, for an initial term of 8 years, commencing on May 15, 2019. The term of the sublease expires on October 31, 2026 with no option to extend the sublease term. Rent payments provided by the Tenant under the sublease agreement began on September 1, 2019. Annual rent payable to the Company pursuant to the sublease is $78,422 for the first year and the sublease agreement stipulates an annual rent increase of 2.25%. The Tenant also is responsible for paying to the Company all tenant energy costs, annual operating costs, and annual tax costs attributable to the subleased space during the term of the sublease. The Company received sublease payments of $32,676 during the year ended December 31, 2019.

In connection with the sublease, the Company recognized a loss and a recorded lease liability of $103,350 during the year ended December 31, 2019, representing the discounted cash flows from future rental payments in excess of the future sublease payments to be received. The loss is included in general and administrative expense on the accompanying Statements of Operations.

NOTE 12 STOCKHOLDERS’ DEFICIENCY AND MEMBERS’ EQUITY

Stockholders’ Deficiency - Predecessor

The number of shares of capital stock that were authorized to be issued by the Predecessor was 171,781,743, consisting of 50,000,000 shares of common stock and 121,781,743 shares of preferred stock, of which 160,000 shares were designated as Series A Preferred stock, 54,000 shares were designated as Series B Preferred Stock, 41,567,743 shares were designated as Series C Preferred Stock and 80,000,000 shares were designated as Series D Preferred Stock. The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are together the “Preferred Stock.”

During 2018, all shares of Predecessor Series A, Series B and Series C convertible preferred stock were exchanged for 16,771,866 shares of Predecessor common stock. The exchange of Series A, Series B and Series C convertible preferred stock for common stock was not pursuant to the original terms of the convertible preferred stock; accordingly, the exchange of convertible preferred stock for common was recorded as an extinguishment of the preferred stock, and the resulting gain on extinguishment was recorded as a credit to accumulated deficit and an increase to net income available to common stockholders.

In connection with the Business Combination (see Note 4 – Business Combination), Predecessor common stockholders and holders of Series D preferred stock received Successor Class C membership units (see Members’ Equity below) and all outstanding shares of Predecessor common stock and Series D preferred stock were canceled.

F-60

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

Stock Options

The following represents activity related to the Predecessor’s stock options during the period from the January 1, 2018 through November 5, 2018:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding, January 1, 2018	1,165	$208	1.5	$-
Granted	-	-	-	-
Exercised
Forfeited	(80)	$300	-	-
Outstanding, November 5, 2018	1,085	$201	0.7	$-

Exercisable, November 5, 2018	1,085	$201	0.7	$-

The following table presents information related to stock options at November 5, 2018:

Options Outstanding		Options Exercisable
Exercise Price	Outstanding Number of Options	Weighted Average Remaining Life In Years	Exercisable Number of Options
$200	1,075	0.7	1,075
$300	10	0.2	10
	1,085	0.7	1,085

In connection with the Business Combination (see Note 4 – Business Combination), all outstanding Predecessor stock options were canceled.

Members’ Equity

Pursuant to the BITX Operating Agreement, the Company is authorized to issue 100,000 non-voting membership units, consisting of 65,000 Class A Units, 15,000 Class B Units, 10,000 Class C Units and 10,000 Common Units. Any distributions are made to the members in the following order and priority: first, on a pro rata basis, to the holders of Class A Units, in proportion to the number of Class A Units held by each, until the Company has made aggregate distributions of $100 million; second, 75% on a pro rata basis to holders of Class A Units and Common Units, 15% on a pro rata basis to the holders of Class B Units and 10% on a pro rata basis to holders of Class C Units, until the Company has made aggregate distributions equal to $500 million; thereafter, 65% on a pro rata basis to holders of Class A Units and Common Units, 20% on a pro rata basis to the holders of Class B Units and 15% on a pro rata basis to holders of Class C Units.

Through December 31, 2018, the Company issued 65,000 Class A Units for in exchange for capital commitments of $22,447,005 and services valued at $5,000. During 2018, the Company made capital calls in the aggregate amount of $9,953,930. During 2018, the Company received cash of $7,587,584 and exchanged notes payable and interest the amount of $1,516,346 during 2018 in satisfaction of capital calls (see Note 10 – Loans Payable and Loans Payable to Relate Parties). The remaining $850,000 was recorded as subscriptions receivable as of December 31, 2018 and was received through March 31, 2019. Further, the Company received $638,575 cash representing payments in excess of capital calls during the year ended December 31, 2018, which is recorded in other current liabilities on the accompanying balance sheet (see Note 9 – Investor Deposits).

During the year ended December 31, 2019, the Company made capital calls in the aggregate amount of $8,218,762 in exchange for Class A Units. The Company received cash of $7,808,250 and applied investor deposits of $410,512 in satisfaction of capital calls made during 2019. Further, the Company received cash of $437,500 representing payments in excess of capital calls during the years ended December 31, 2019 and 2018, respectively, which is recorded in other current liabilities on the accompanying balance sheet (see Note 9 – Investor Deposits).

On November 6, 2018, the Company issued 15,000 Class B Units with an aggregate grant date value of $1,400,000 and issued 10,000 Class C Units with an aggregate grant date value of $1,000,000 to former stockholders and debt holders of IRX, in connection with the Business Combination (see Note 4 – Business Combination). Management, with the assistance of an independent valuation firm, utilized the market approach and an option pricing model (“OPM”) to allocate the transaction equity value to the respective classes of membership units. The inputs to the OPM included (a) the $22 million equity value; (b) term of 3.5 years; (c) volatility of 100%; (d) risk-free rate of 3.01%; and (e) expected dividend rate of 0.0%.

F-61

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND

THE PERIODS FROM NOVEMBER 6, 2018 THROUGH DECEMBER 31, 2018 (SUCCESSOR PERIOD)

AND FROM JANUARY 1, 2018 THROUGH NOVEMBER 5, 2018 (PREDECESSOR PERIOD)

During the period from November 6, 2018 through December 31, 2018, the Company granted 4,125 of restricted common units to certain employees valued at $88.75 per unit, or an aggregate of $366,094. On September 23, 2019, the company granted 125 restricted common units valued at $88.75 per unit, or $11,094, to a single employee. The units vest 25% on the first anniversary of the date of grant, and the remainder vest monthly over the following three years. The Company recorded stock-based compensation expense of $91,689 during the year ended December 31, 2019 and recognized $20,248 during the period from November 6 through December 31, 2018, related to the amortization of the restricted common units, which is included in general and administrative expenses on the accompanying statements of operations.

NOTE 13 INCOME TAX

The Successor is a limited liability company treated as a partnership for federal and state income tax purposes, and the taxable income or loss is passed through to its members. The Successor is subject to the Unincorporated Business Tax (“UBT”) on taxable income attributable to New York City. As of December 31, 2019, the Company has an operating loss carryforward of approximately $10,941,526 available to offset future taxable income, which does not expire.

The Successor files its Federal, New York State, and New York City returns. The Federal, New York State, and New York City returns for the years ended December 31, 2019 and 2018 remain open to examination. The Successor is not currently undergoing any tax audit and has not received notice of an audit. The Successor tax benefits for the year and December 31, 2019 and for the period from November 6, 2018 through December 31, 2018 result from increases in the gross deferred tax assets and are offset by a corresponding tax expense due to an increase in the valuation allowance associated with those same deferred tax assets, resulting in an effective tax rate of 0%.

The Predecessor filed its income tax returns in the U.S. Federal jurisdiction, the state of New York and New York City. Federal, state and city income tax returns, for the years ended December 31, 2016 through December 31, 2018 remain open to examination by the IRS and state jurisdictions. The Predecessor is not currently undergoing any audit and has not received notice of audit or any notifications from the IRS for any of the open tax years.

The Predecessor tax benefits during each period, which resulted from increases in the gross deferred tax assets as well as tax credits related to qualified research and development expenses incurred during the period, were offset by a corresponding tax expense due to an increase in the valuation allowance associated with those same deferred tax assets, resulting in an effective tax rate of 0%.

The income tax benefit consists of the following:

	Successor		Predecessor
	For the Year Ended December 31, 2019	For the period from November 6, 2018 through December 31, 2018	For the period from January 1, 2018 through November 5, 2018
Federal:
Current	$-	$-	$-
Deferred	-	-	8,266,417
State and local:
Current		-
Deferred	357,482	80,179	5,438,948
	357,482	80,179	13,705,365
Change in valuation allowance	(357,482)	(80,179)	(13,705,365)
Income tax benefit (provision)	$-	$-	$-

Deferred tax assets and liabilities consist of the effects of temporary differences as shown in the table below. Deferred tax assets have been fully reserved by a valuation allowance since it is more likely than not that such tax benefits will not be realized.

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforward	$424,800	$80,179
Less: valuation allowance	(424,800)	(80,179)
Total	$-	$-

NOTE 14 SUBSEQUENT EVENTS

Capital Call

Subsequent to December 31, 2019, the Company made capital calls in the aggregate amount of $3,858,750. The Company received cash of $3,858,750 in satisfaction of this capital call through the dates which the financial statements were available to be issued.

CARES Act

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. Under ASC 740, the effects of new legislation are recognized upon enactment. Accordingly, the effects of the CARES Act will be effective in the quarter, or in our case, the year that includes the date that the president signs the bill. We are currently evaluating how provisions in the CARES Act will impact our financial statements in 2020.

F-62

BROOKLYN IMMUNOTHERAPEUTICS, LLC

CONDENSED BALANCE SHEETS

(Unaudited)

	September 30	December 31
	2020	2019
Assets
Current Assets:
Cash	$3,055,012	$5,014,819
Subscriptions receivable	225,000	-
Prepaid expenses and other current assets	155,908	86,668
Total current assets	3,435,920	5,101,487

Restricted cash	-	86,000
Property and equipment, net	607,032	653,763
Goodwill	2,043,747	2,043,747
In process research and development	6,860,000	6,860,000
Security deposits and other assets	448,535	363,621
Total assets	$13,395,234	$15,108,618

Liabilities and Members’ Equity
Current Liabilities:
Accounts payable	$1,177,739	$1,735,610
Accrued expenses	685,787	1,520,841
Investor deposits	-	665,563
Loans payable	410,000	410,000
Current portion of lease liability	7,473	4,026
Total Current Liabilities	2,280,999	4,336,040

Lease liability, non-current	93,228	99,030
PPP loan	309,905	-
Other liabilities	948,287	930,445
Total Liabilities	3,632,419	5,365,515

Commitments and Contingencies

Members’ Equity:
Class A membership units	23,202,005	18,177,692
Class B membership units	1,400,000	1,400,000
Class C membership units	1,000,000	1,000,000
Common units	175,139	106,937
Accumulated Deficit	(16,014,329)	(10,941,526)
Total Members’ Equity	9,762,815	9,743,103
Total Liabilities and Members’ Equity	$13,395,234	$15,108,618

The accompanying notes are an integral part of these condensed financial statements.

F-63

BROOKLYN IMMUNOTHERAPEUTICS, LLC

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For nine months ended
	September 30, 2020	September 30, 2019

Operating Expenses:
General and administrative	$4,032,690	$3,489,936
Research and development	1,008,631	2,600,199
Total operating expenses	5,041,321	6,090,135
Loss from operations	(5,041,321)	(6,090,135)
Other Expenses:
Interest expense, net	31,482	44,254
Total other expenses	(31,482)	(44,254)
Net loss	$(5,072,803)	$(6,134,389)

The accompanying notes are an integral part of these condensed financial statements.

F-64

BROOKLYN IMMUNOTHERAPEUTICS, LLC

CONDENSED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(Unaudited)

For 9 months ended September 30, 2020

	Membership Equity				Accumulated	Total Members’
	Class A	Class B	Class C	Common	Deficit	Equity
Balance - January 1, 2020	$18,177,692	$1,400,000	$1,000,000	$106,937	$(10,941,526)	$9,743,103
Stock based compensation:
Amortisation of restricted common units	-	-	-	68,202	-	68,202
Sale of members’ equity	5,024,313	-	-	-	-	5,024,313
Net loss	-	-	-	-	(5,072,803)	(5,072,803)
Balance - September 30, 2020	$23,202,005	$1,400,000	$1,000,000	$175,139	$(16,014,329)	$9,762,815

For 9 months ended September 30, 2019

	Membership Equity				Accumulated	Total Members’
	Class A	Class B	Class C	Common	Deficit	Equity
Balance - January 1, 2019	$9,958,930	$1,400,000	$1,000,000	$15,248	$(2,004,472)	$10,369,706
Stock based compensation:
Amortisation of restricted common units	-	-	-	68,674	-	68,674
Sale of members’ equity	7,395,750	-	-	-	-	7,395,750
Net loss	-	-	-	-	(6,134,389)	(6,134,389)
Balance - June 30, 2019	$17,354,680	$1,400,000	$1,000,000	$83,922	$(8,138,861)	$11,699,741

The accompanying notes are an integral part of these condensed financial statements.

F-65

BROOKLYN IMMUNOTHERAPEUTICS, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For Nine Months Ended
	September 30, 2020	September 30, 2019
Cash Flows from Operating Activities:
Net loss	$(5,072,803)	$(6,134,389)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	72,909	7,917
Equity compensation	68,202	68,674
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(69,240)	(62,240)
Security deposits	(84,914)	-
Accounts payable and accrued expenses	(1,392,925)	(2,134,303)
Lease liability	(2,356)	-
Other liabilities	17,842	52,254
Total adjustments	(1,390,482)	(2,067,698)
Net cash used in operating activities	(6,463,285)	(8,202,087)

Cash Flows from Investing Activities:
Purchase of property and equipment	(26,177)	(8,756)
Purchase of leasehold improvements	-	(100,000)
Net cash used in investing activities	(26,177)	(108,756)

Cash Flows from Financing Activities:
Proceeds from loans payable	309,905	-
Proceeds from the collection of subscriptions receivable	275,000	850,000
Proceeds from sale of members’ equity	3,858,750	7,395,750
Net cash provided by financing activities	4,443,655	8,245,750

Net Decrease in Cash:	(2,045,807)	(65,093)
Cash and Restricted Cash - Beginning of Period	5,100,819	6,411,431
Cash and Restricted Cash - End of Period	$3,055,012	$6,346,338

Cash and Restricted Cash consisted of the following:
Cash	3,055,012	6,260,338
Restricted Cash	-	86,000
	$3,055,012	$6,346,338
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	-	-
Income taxes	-	-

The accompanying notes are an integral part of these condensed financial statements.

F-66

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1	ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS

Brooklyn ImmunoTherapeutics LLC (“BITX” or the “Company”) is a limited liability company formed under the laws of the State of Delaware on September 27, 2018, in order to complete the acquisition of substantially all of the assets of IRX Therapeutic Inc. (“IRX”). BITX operates as a clinical stage biopharmaceutical company focused on developing a cytokine-based therapy to treat patients with cancer.

BITX focuses on exploring the role that cytokine-based therapy can have on the immune system in treating patients with cancer. The Company is committed to developing IRX-2, a novel cytokine-based therapy, to treat patients with cancer. IRX-2 active constituents, namely Interleukin-2 (“IL-2”) and other key cytokines are postulated to potentially signal, enhance and restore immune function suppressed by the tumor, thus enabling the immune system to attack cancer cells.

IRX-2 is a primary human cell-derived biological medicinal product containing multiple active cytokine components acting as immunomodulators. It is prepared from the supernatant of pooled allogeneic peripheral blood mononuclear cells (“PBMNCs”) that have been stimulated using a proprietary process employing a specific population of cells and a specific mitogen.

While IRX-2 is a cytokine mixture, a principal active component is IL-2 a cytokine signaling molecule in the immune system. It is a protein that regulates the activities of white blood cells (leukocytes, often lymphocytes) that are responsible for immunity. IL-2 is part of the body’s natural response to microbial infection, and in discriminating between foreign (“non-self”) and “self”. IL-2 mediates its effects by binding to IL-2 receptors, which are expressed by lymphocytes. The major sources of IL-2 are activated CD4+ T cells and activated CD8+ T cells.

Unlike existing recombinant IL-2 therapies, the Company believes that IRX-2, which is naturally derived from human blood cells, confers several distinct advantages, potentially promoting better tolerance, broader targeting, and natural molecular conformation leading to greater activity, and allow for physiologic dosing in opposition to the high doses needed in existing IL-2 therapies.

NOTE 2	GOING CONCERN

The Company has incurred net losses since its inception, and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs for its potential product candidates. As of September 30, 2020, the Company had cash and cash equivalents of $3,055,012 and an accumulated deficit of $16,014,329. During the nine months ended September 30, 2020, the Company received in $3,858,750 cash proceeds from the sale of members’ equity.

On August 12, 2020, the Company signed a Merger Agreement with NTN Buzztime, Inc, a publicly listed company traded on the NYSE American. Prior to the execution of the Merger Agreement, certain beneficial holders of BITX’s Class A membership interests entered into contractual commitments to invest $10 million into BITX prior to the closing of the Merger (refer to Note 4 – Merger Agreement with NTN Buzztime, Inc. for more details).

F-67

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2	GOING CONCERN (Continued)

The Company believes the combination of its existing cash resources and $10 million contractual commitments from certain beneficial holders of BITX’s Class A membership interests will be sufficient to fund its current operating plan for at least the next 12 months from November XX, 2020.

However, there can be no assurance that the Company will be successful in closing the Merger Agreement or securing additional capital. This raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unsuccessful in closing the Merger Agreement or securing additional capital, the Company might (a) initiate cost reductions; (b) forego research and development opportunities; (c) seek extensions of time to fund its liabilities or (d) seek protection from creditors.

NOTE 3	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited Interim Condensed Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Unaudited Interim Condensed Financial Statements

The Company has prepared the accompanying unaudited Interim Condensed Financial Statements based on Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. These unaudited Interim Condensed Financial Statements include, in the Company’s opinion, all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. The Company’s historical results are not necessarily indicative of the results to be expected in the future and the Company’s operating results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The accompanying unaudited Interim Condensed Financial Statements should be read in conjunction with the Financial Statements and notes thereto for the year ended December 31, 2019. Since the date of such Financial Statements, there have been no changes to the Company’s significant accounting policies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities; (b) disclosure of contingent assets and liabilities at the date of the financial statements; (c) the reported amounts of revenues and expenses during the reporting period and (d) the reported amount of the fair value of assets acquired in connection with the acquisition of substantially all of the assets of IRX. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include the recoverability and useful lives of long-lived assets and the valuation of stock-based compensation.

F-68

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COVID-19 Pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation and its impact on the financial condition, liquidity, operations, suppliers, industry, and workforce.

The Company anticipates that the COVID-19 pandemic will have an impact on its clinical development activities. The extent to which the COVID-19 pandemic impacts the Company’s business, its clinical development and regulatory efforts, its corporate development objectives and the value of and market for its common stock, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in the U.S., Europe and other countries, and the effectiveness of actions taken globally to contain and treat the disease. The global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic could have a material adverse effect on the Company’s business, clinical supply chain, financial condition, results of operations and growth prospects. The evolving COVID-19 pandemic is also likely to impact directly or indirectly the pace of evaluation of the IRX-2 clinical trials results for at least the next several months and possibly longer. Further development of IRX-2 can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining institutional review board approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial, related to the COVID-19 pandemic, or in obtaining sufficient supplies of clinical trial materials. Any delays in completing the clinical trials will increase the costs, slow down the product development, timeliness and approval process and delay the ability to generate revenue. Taken together, the COVID-19 related outcomes could ultimately delay regulatory marketing applications, review of those applications, and consequently product commercialization.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change and the Company does not yet know the full extent of potential delays or impacts on the business, financing or clinical trial activities or on healthcare systems or the global economy as a whole. Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak nor estimate the potential impact to the fiscal year 2020 financial statements at this time, if the pandemic continues, it could have a material adverse effect on the results of future operations, financial position, liquidity, and capital resources, and those of the third parties on which the Company relies in fiscal year 2020.

F-69

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COVID-19 Pandemic (Continued)

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), as amended on June 5, 2020 by the Paycheck Protection Program (“PPP”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carry back periods, and alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. On May 4, 2020, the Company was granted a loan (the “Loan”) from Silicon Valley Bank in the aggregate amount of $309,905, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act. The Company is continuing to evaluate and examine the impact the CARES Act may have on the business, results of operations, financial condition, or liquidity.

The Loan, which was in the form of a Note dated May 4, 2020 issued by the Company, matures on May 4, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on December 4, 2020. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties.

In order to qualify for loan forgiveness, funds from the Loan may only be used for payroll costs, rent and utilities. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company intends to comply with the loan forgiveness provisions in the legislation; however, there can be no assurance that the Company will obtain full forgiveness of the loans based on the legislation.

Recent accounting standards

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). ASU 2020-01 states any equity security transitioning from the alternative method of accounting under Topic 321 to the equity method, or vice versa, due to an observable transaction will be remeasured immediately before the transition. In addition, the ASU clarifies the accounting for certain non-derivative forward contracts or purchased call options to acquire equity securities stating such instruments will be measured using the fair value principles of Topic 321 before settlement or exercise. The ASU is effective for fiscal years beginning after December 15, 2021 and will be applied on a prospective basis. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intra-period tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax), which is partially based on income, evaluating tax basis of goodwill recognized from the acquisitions, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021.

F-70

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting standards (Continued)

Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 resulted in certain modifications to fair value measurement disclosures, primarily related to level 3 fair value measurements. This standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and early adoption was permitted. The adoption of this ASU did not have a material impact on the condensed financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which will require most leases (with the exception of leases with terms of less than one year) to be recognized on the balance sheet as a right-of-use asset and a lease liability. Leases will be classified as operating or financing. Operating leases are expensed using the straight-line method whereas financing leases will be treated similarly to a capital lease under the current standard. The new standard ASU 2016-02 is effective for fiscal years and interim periods, within those fiscal years, beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020, but early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 also requires expanded financial statement disclosures on leasing activities. These changes will become effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the effect of the new standard on its financial statements and related disclosures.

The Company has reviewed other recent accounting standards and concluded they are either not applicable to the business or no material effect is expected on the condensed financial statements as a result of future adoption.

NOTE 4	MERGER WITH NTN BUZZTIME, INC

Merger Agreement with NTN Buzztime, Inc.

On August 12, 2020, the Company and NTN Buzztime, Inc. (“NTN”) and BIT Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of NTN, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into BITX, with BITX continuing as the surviving company and as a wholly owned subsidiary of NTN. Following completion of the Merger, the combined company is expected to trade on the NYSE American under the ticker symbol “BTX”.

Upon closing of the merger, all of the outstanding membership interests of BITX will be converted into the right to receive shares of NTN’s common stock equal to the exchange ratio, as defined in the Merger Agreement. The Exchange Ratio is subject to change to account, among other things, for NTN’s net cash immediately prior to the closing of the merger and the capitalization of BITX and NTN at the time of close. On a pro forma basis and based upon the number of shares of NTN’s common stock to be issued in the merger, current NTN shareholders will own approximately 5.92% of the combined company and current BITX investors will own approximately 94.08% of the combined company (before accounting for the additional financing transaction). Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the stockholders of NTN, the continued listing of NTN’s common stock on the NYSE after the merger, and satisfaction of minimum net cash thresholds by NTN. The merger is expected to close in the fourth quarter of 2020.

F-71

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4	MERGER WITH NTN BUZZTIME, INC (Continued)

Merger Agreement with NTN Buzztime, Inc. (Continued)

The Merger Agreement contains certain termination rights for both BITX and NTN, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $0.75 million.

Rights Offering

The Company is obligated under the Merger Agreement to have $10 million in cash and cash equivalents on its balance sheet at the effective time of the merger (the “Required Funds”). To ensure that the Company has the Required Funds, certain beneficial holders of BITX’s Class A membership interests have entered into contractual commitments to invest $10 million into BITX immediately prior to the closing of the merger with NTN.

NOTE 5	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. A fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

●	Level 1 Inputs – Valued based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2 Inputs – Valued based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

●	Level 3 Inputs – Valued based on inputs for which there is little or no market value, which require the reporting entity to develop its own assumptions.

F-72

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following tables summarize the liabilities that are measured at fair value as of September 30, 2020 and December 31, 2019:

	September 30, 2020
Description	Level 1	Level 2	Level 3
Liabilities:
Contigent consideration	-	-	870,000
Total	$-	$-	$870,000

	December 31, 2019
Description	Level 1	Level 2	Level 3
Liabilities:
Contigent consideration	-	-	870,000
Total	$-	$-	$870,000

Contingent consideration has been initially valued at the transaction price and subsequently valued, at the end of each reporting period, utilizing third-party pricing services or other market observable data. The third-party pricing services utilize industry standard valuation models, including discounted cash flow analysis to determine value. After completing its validation procedures, the Company did not adjust any fair value carrying amounts as of September 30, 2020. The contingent consideration of $870,000 is resultant to the Asset Purchase Agreement with IRX entered by BITX for the acquisition of substantially all of the net assets of IRX, according to which, BITX is obligated to pay royalties to certain noteholders and shareholders of IRX based on future revenues from any future IRX-2 product sales. The fair value of the contingent consideration has been estimated using the discounted cash flow method of the income approach.

For purposes of this calculation, a royalty equal to 13% of revenue (consisting of the royalty due to USF and the royalty due to the collaborator) is assumed until 2029 and a royalty of 7% of revenues is assumed from 2030 to 2038. The post patent decline is 50% in the first year and 10% thereafter. Income taxes were projected to be 26% of net Company royalty savings. The cash flows were discounted by the liability specific weighted average cost of capital of 34% using the mid-point convention.

NOTE 6	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	September 30,	December 31,
	2020	2019
Laboratory and manufacturing equipment	$287,342	$261,164
Leasehold improvements	414,504	414,504
	701,846	675,668
Less: accumulated depreciation and amortization	(94,814)	(21,905)
Property and equipment, net	$607,032	$653,763

Depreciation expense charged to operations for the nine months ended September 30, 2020 was $72,909. Depreciation expense charged to operations for the nine months ended September 30, 2019 was $7,917.

F-73

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7	SECURITY DEPOSITS AND OTHER ASSETS

On January 24, 2020, the Company replaced the letter of credit held for lease property 654 Madison Avenue with a security deposit of $84,915.

On February 9, 2017, a retainer in the amount of $300,401 was paid to a service provider, pursuant to a Master Services Agreement which expires in 2022. The retainer represented 10% of the amount of estimated direct costs expected to be incurred by the service provider, in connection with clinical development services provided under the Master Services Agreement.

NOTE 8	ACCRUED EXPENSES

Accrued expenses consist of the following:

	September 30,	December 31,
	2020	2019
Compensation payable	$218,764	$540,513
Accrued general and administrative expenses	182,625	94,265
Accrued research and development expenses	149,258	695,551
Accrued interest	135,140	90,512
Loss on legal settlement	-	100,000
Total accrued expenses	$685,787	$1,520,841

NOTE 9	LOANS PAYABLE

In connection with the acquisition of IRX the Company assumed certain notes payable (“IRX Notes”) in the amount of $410,000. On January 27, 2020, the IRX Notes were amended to extend the maturity date to the earlier of (i) a change of control, as defined, or (ii) December 31, 2021.

NOTE 10	COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved in litigation and arbitrations from time to time in the ordinary course of business. Legal fees and other costs associated with such actions are expensed as incurred. In addition, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. The Company reserves for costs relating to these matters when a loss is probable, and the amount can be reasonably estimated.

As of December 31, 2019, the Company was involved in a legal matter with the University of South Florida (“USF”), whereby USF sent a demand letter to IRX and BITX on December 21, 2018, contending its right to 25% of IRX proceeds from the business combination. The Company entered into a settlement agreement with USF on August 7, 2020. The amount of $150,000 was paid on August 13, 2020. Other than the royalty payments described below, no other amounts are due to USF under the license agreement.

F-74

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10	COMMITMENTS AND CONTINGENCIES (Continued)

Licensing Agreements

The Company has license agreements with USF, granting the Company the right to sell, market, and distribute IRX-2, subject to a 7% royalty payable to USF based on a percentage of gross product sales. Under the license agreement with USF, the Company is obligated to repay patent prosecution expenses incurred by USF. To date, the Company has not recorded any product sales, or obligations related to USF patent prosecution expenses. The license agreement terminates upon the expiration of the IRX-2 patents.

Royalty Agreements

IRX Royalty Agreements

In connection with the acquisition of IRX, BITX assumed IRX’s obligation to pay a royalty in the aggregate amount of 1% of revenues from any future IRX-2 product sales, pursuant to royalty agreements with certain noteholders and shareholders of IRX.

Collaborator Royalty Agreement

Effective June 28, 2018, IRX terminated its Research, Development and Option Facilitation Agreement (the “RDO Agreement”) and its Options Agreement with a collaborative partner (the “Collaborator”), pursuant to a Termination Agreement. In connection with the Termination Agreement, all of the rights granted to the Collaborator under the RDO and Option Agreements were terminated, and the IRX has no obligation to refund any payments received from the Collaborator. As consideration for entering into the Termination Agreement, the Collaborator will receive a royalty equal to 6% of revenues from the sale of IRX-2, for the period of time beginning with the first sale of IRX-2 through the later of (i) the twelfth anniversary of the first sale of IRX-2, or (ii) the expiration of the last IRX patent, or other exclusivity of IRX-2.

Investor Royalty Agreement

On November 6, 2018, the BITX entered into a royalty agreement with the Class A membership investors (the “Investor Royalty Agreement”), pursuant to which owners of Class A membership units will receive compensatory royalties in an aggregate amount equal to 4% of the net revenues of the Company. This royalty agreement will be restructured at the closing of the merger to reflect ownership of the Class A units at the closing.

The Company has not recognized any revenues to date, and no royalties are due pursuant to the any of the above-mentioned royalty agreements.

Employment Agreements

On December 13, 2019, the Company entered into a separation agreement (the “CEO Separation Agreement”) with its former Chief Executive Officer (the “Former CEO”). Pursuant to the terms of the Separation Agreement, the Former CEO was entitled to a six months of severance pay equal to $225,000, a one-time payout of accrued but unused vacation time equal to $37,518, and continued coverage under the Company’s group health and dental insurance plan equal to $14,032.

F-75

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10	COMMITMENTS AND CONTINGENCIES (Continued)

Employment Agreements (Continued)

On July 8, 2020, the BITX entered into a retention agreement (the “Retention Agreement”) with an employee (the “Employee”). Pursuant to the Retention Agreement, the Employee will continue full performance as an employee to BITX through January 8, 2021 (the “Initial Retention Agreement”) for which, subject to certain conditions, the Employee will be a lump sum of $200,000 within 30 days after January 8, 2021.

In addition, the Company may unilaterally elect a second retention period from January 8, 2021 to July 8, 2021 (the “Second Retention Period”). Should the Company do so, subject to certain conditions, the Employee will be eligible for another payment of $200,000 within 30 days after July 8, 2021.

Sublease Agreement

The Company received sublease payments of $58,957 and $6,535 during the nine months ended September 30, 2020 and September 30, 2019, respectively. In connection with the sublease, the Company recognized a lease liability of $100,700 and $103,056 at September 30, 2020 and December 31, 2019 respectively.

NOTE 11	STOCK-BASED COMPENSATION

The Company recorded stock-based compensation expense of $68,202 during the nine months ended September 30, 2020 and recognized $68,674 during the nine months ended September 30, 2019, related to the amortization of the restricted common units, which is included in general and administrative expenses on the accompanying condensed statements of operations.

NOTE 12	MEMBERS’ EQUITY

During the nine months ended September 30, 2020, the Company made capital calls in the aggregate amount of $5,024,313 in exchange for Class A Units. The Company received cash of $4,133,750 and applied investor deposits of $665,563 in satisfaction of capital calls made during 2019. The remaining $225,000 was recorded as subscriptions receivable as of September 30, 2020 and was received through October 1, 2020.

During the year ended December 31, 2019, the Company made capital calls in the aggregate amount of $8,218,762 in exchange for Class A Units. The Company received cash of $7,808,250 and applied investor deposits of $410,512 in satisfaction of capital calls made during 2019. Further, the Company received cash of $665,653 representing payments in excess of capital calls during the years ended December 31, 2019, which was recorded in other current liabilities on the accompanying condensed balance sheet.

NOTE 13	SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the condensed balance sheet date through January 19, 2021.

From time to time, the Company is subject to legal proceedings in the ordinary course of business. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm its financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or outcomes could occur that have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition or operating results. The Company is not currently subject to any pending material legal proceedings except as described below.

F-76

BROOKLYN IMMUNOTHERAPEUTICS, LLC

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 13	SUBSEQUENT EVENTS (Continued)

NTN and its directors have been named as a defendant in seven substantially similar actions brought by purported stockholders of NTN arising out of the Merger: Henson v. NTN Buzztime, Inc., Case No. 1:20-cv-08663 (S.D.N.Y. filed Oct. 16, 2020); Chinta v. NTN Buzztime, Inc., Case No. 1:20-cv-01401 (D. Del. filed Oct. 16, 2020); Amanfo v. NTN Buzztime, Inc., Case No. 1:20-cv-08747 (S.D.N.Y. filed Oct. 20, 2020); Falikman v. NTN Buzztime, Inc., Case No. 1:20-cv-05106 (E.D.N.Y. filed Oct. 23, 2020); Haas v. NTN Buzztime, Inc., Case No. 3:20-cv-02123-BAS-JLB (S.D. Cal. filed Oct. 29, 2020); Monsour v. NTN Buzztime, Inc., Case No. 1:20-cv-08755 (S.D.N.Y. filed Oct. 20, 2020); and Carlson v. NTN Buzztime, Inc., Case No. 1:21-cv-00047 (S.D.N.Y. filed Jan. 4, 2021). Only one of these suits (the Chinta case) also names the Company. These actions assert claims alleging violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Securities Exchange Commission Rule 14a-9 promulgated thereunder, and in the Chinta case alleges that Brooklyn is a controlling person of NTN.

The complaints generally allege that the defendants failed to disclose allegedly material information in a Form S-4 Registration Statement filed on October 2, 2020, including (1) certain details regarding any projections or forecasts the Company or Brooklyn may have made, and the analyses performed by the Company’s financial advisor, Newbridge Securities Corporation; (2) conflicts concerning the sales process; and (3) disclosures regarding whether or not the Company entered into any confidentiality agreements with standstill and/or “don’t ask, don’t waive” provisions. The complaints generally allege that these purported failures to disclose rendered the Form S-4 false and misleading. The complaints request preliminary and permanent injunction of the Merger; rescission of the Merger if executed and/or rescissory damages in unspecified amounts; direction to the individual directors to disseminate a compliant Registration Statement; an accounting by the Company for all alleged damages suffered; a declaration that certain federal securities laws have been violated; and costs, including attorneys’ and expert fees and expenses. Although plaintiffs request injunctive relief in their complaints, they have not filed motions for such relief.

The Company denies the allegations asserted against the Company and intends to oppose the suit in which it is named vigorously.

In December 2020, the Company entered into option agreements with Novellus Therapeutics Limited and Factor Bioscience Limited (together, Novellus) to obtain the right to exclusively license Novellus’ IP and mRNA cell reprogramming and gene editing technology for use in the development of certain cell-based therapies to be evaluated and developed for treating human diseases, including certain types of cancer, sickle cell disease, and beta thalassemia. The option is exercisable before February 28, 2021 (or April 30, 2021 if the Company’s merger with NTN has not closed by that date) and requires the Company to pay a non-refundable option fee of $500,000 (even if the option is not exercised) and an initial license fee of $4.0 million (including the non-refundable fee of $500,000) in order to exercise the option (plus additional future consideration to potentially acquire additional stem cell lines, payments based on achieving enumerated milestones and a royalty on net sales).

F-77

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

NTN BUZZTIME, INC.

a Delaware corporation;

BIT MERGER SUB, INC.

a Delaware corporation; and

BROOKLYN IMMUNOTHERAPEUTICS LLC

a Delaware limited liability company

Dated as of August 12, 2020

-i-

3.3	Authority; Binding Nature of Agreement	26
3.4	Vote Required	26
3.5	Non-Contravention; Consents	26
3.6	Capitalization	27
3.7	SEC Filings; Financial Statements	28
3.8	Absence of Changes	30
3.9	Absence of Undisclosed Liabilities	30
3.10	Title to Assets	30
3.11	Real Property; Leasehold	30
3.12	Intellectual Property	31
3.13	Agreements, Contracts and Commitments	34
3.14	Compliance; Permits	36
3.15	Legal Proceedings; Orders	36
3.16	Tax Matters	37
3.17	Employee and Labor Matters; Benefit Plans	39
3.18	Environmental Matters	42
3.19	Insurance	42
3.20	No Financial Advisors	42
3.21	Transactions with Affiliates	43
3.22	Valid Issuance	43
3.23	Opinion of Financial Advisor	43
3.24	Anti-Bribery	43
3.25	Disclaimer of Other Representations or Warranties	43

Section 4 CERTAIN COVENANTS OF THE PARTIES		43

4.1	Operation of Parent’s Business	43
4.2	Operation of the Company’s Business	46
4.3	Access and Investigation	48
4.4	Parent Non-Solicitation	49
4.5	Company Non-Solicitation	50
4.6	Notification of Certain Matters	51

Section 5 ADDITIONAL AGREEMENTS OF THE PARTIES		52

5.1	Registration Statement; Proxy Statement	52
5.2	Company Member Written Consent	53
5.3	Parent Stockholders’ Meeting	54
5.4	Regulatory Approvals	56
5.5	Employee Benefits; Post-Closing Parent Employees	56
5.6	Indemnification of Officers and Directors	57
5.7	Additional Agreements	59
5.8	Disclosure	59
5.9	Listing	59
5.10	Tax Matters	60
5.11	Directors and Officers	60

-ii-

5.12	Section 16 Matters	61
5.13	Legends	61
5.14	Cooperation	61
5.15	Allocation Certificate	61
5.16	Additional Company Financial Statements	61
5.17	Takeover Statutes	62
5.18	Calculation of Net Cash	62
5.19	Parent Lease Obligations	63
5.20	Termination of Investor Agreements	63
5.21	Parent Payoff Letters and Releases	63

Section 6 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		63

6.1	Effectiveness of Registration Statement	63
6.2	No Restraints	64
6.3	Stockholder/Member Approval	64
6.4	Listing	64
6.5	Parent Net Cash Determination	64

Section 7 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		64

7.1	Accuracy of Representations	64
7.2	Performance of Covenants	65
7.3	Documents	65
7.4	Tax Certificate	65
7.5	No Company Material Adverse Effect	65
7.6	Funding Condition	65
7.7	Termination of Investor Agreements	65

Section 8 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		66

8.1	Accuracy of Representations	66
8.2	Performance of Covenants	66
8.3	Documents	66
8.4	No Parent Material Adverse Effect	66
8.5	Parent Net Cash	67

Section 9 TERMINATION		67

9.1	Termination	67
9.2	Effect of Termination	69
9.3	Expenses; Termination Fees	69

-iii-

Section 10 MISCELLANEOUS PROVISIONS		71

10.1	Non-Survival of Representations and Warranties	71
10.2	Amendment	71
10.3	Waiver	71
10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	72
10.5	Applicable Law; Jurisdiction	72
10.6	Attorneys’ Fees	72
10.7	Assignability	72
10.8	Notices	73
10.9	Cooperation	74
10.10	Severability	74
10.11	Other Remedies; Specific Performance	74
10.12	No Third Party Beneficiaries	75
10.13	Construction	75

Exhibit A	Definitions
Exhibit B-1	Parent Stockholder Support Agreement
Exhibit B-2	Company Member Support Agreement
Exhibit C	Allocation of Merger Consideration to Company Members
Exhibit D	Stock Registration Form
Exhibit E	Form of Parent’s 2020 Stock Incentive Plan
Exhibit F	Adjustments to Parent Initial Percentage

-iv-

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of August 12, 2020, by and among NTN BUZZTIME, INC., a Delaware corporation (“Parent”), BIT MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and BROOKLYN IMMUNOTHERAPEUTICS LLC, a Delaware limited liability company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement, the DGCL, and the DLLCA. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. The Parties intend that the Merger constitute a transaction described in Section 351(a) of the Code.

C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Managers have (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its members, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the beneficial holders of Class A Units (the “Class A Beneficial Holders”) of the Company (who currently own their interests in the Company through either Brooklyn Immunotherapeutics Investors LP, a Delaware limited partnership (“BIILP”), which owns of record all of the Class A Units of the Company, or Brooklyn Immunotherapeutics Investors GP LLC, a Delaware limited liability company (“BIIGP”) and the general partner of BIILP), approve, and vote their beneficial interests in the Class A Units in favor of, the Contemplated Transactions, and (iv) determined to recommend, upon the approval of the Class A Beneficial Holders and subject to terms and subject to the conditions set forth in this Agreement, that BIILP, in its capacity as the record holder of the Company’s outstanding Class A Units, approve the Contemplated Transactions and exercise its right under the Company Operating Agreement to cause the Company to effect the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent (solely in their capacity as actual or potential stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-1 (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to vote all of their shares of Parent Common Stock in favor of the approval of the Contemplated Transactions and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Parent’s willingness to enter into this Agreement, the officers and the Company Managers (solely in their capacity as Class A Beneficial Holders) are executing support agreements in favor of the Parent in substantially the form attached hereto as Exhibit B-2 (the “Company Member Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to enter into a written consent to vote all of their beneficially owned Class A Units in favor of the approval of the Contemplated Transactions and against any competing proposals (the “Company Member Written Consent”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1 DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease. The Company will continue as the surviving limited liability company in the Merger (the “Surviving Entity”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL and the DLLCA. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and the DLLCA and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Formation; Directors, Managers and Officers. At the Effective Time:

(a) the certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Law;

(b) the limited liability company agreement of the Company as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity, until thereafter amended as provided by the DLLCA and such limited liability company agreement and as provided herein;

(c) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective shortly after the close of trading on the NYSE American on the Closing Date and prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to make any such changes as are part of the Contemplated Transactions and mutually agreeable to Parent and the Company, including the Parent Reverse Stock Split at a ratio to be mutually agreed upon by Parent and the Company, and which have been approved by Parent’s stockholders (or do not require such approval); and provided, further, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective promptly after the Effective Time, Parent shall file an amendment to its certificate of incorporation to effect the other changes to its certificate of incorporation that are contemplated by the Parent Stockholder Matters and approved by Parent’s stockholders;

(d) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be designated by the Company in the manner provided in Section 5.11; and

(e) the managers and officers of the Surviving Entity, each to hold office in accordance with the limited liability company agreement of the Surviving Entity, shall be the managers and officers designated by the Company in the manner provided in Section 5.11.

1.5 Conversion of Shares and Company Equity.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any member of the Company or stockholder of Parent, all Company Equity outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of shares of Parent Common Stock equal in the aggregate to the Company Merger Shares (the “Merger Consideration”), with such Merger Consideration to be allocated among the holders of Company Equity as of immediately prior to the Effective Time pursuant to the terms of the Company Operating Agreement, as more particularly set forth in the Allocation Certificate. Exhibit C annexed hereto sets forth a summary of how the Merger Consideration will be allocated pursuant to the Company Operating Agreement; provided, however, that in the event of a conflict between Exhibit C and the Company Operating Agreement, the Company Operating Agreement shall prevail and the Allocation Certificate shall be prepared according to the terms of the Company Operating Agreement.

(b) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Equity who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon delivery by such holder of a Stock Registration Form in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(c) All shares of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for 100% of the membership interests of the Surviving Entity.

(d) If, between the date of this Agreement and the Effective Time, the outstanding Units or shares of Parent Common Stock shall have been changed into, or exchanged for, a different number of Units or shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of units or shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Equity and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of units or shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Equity or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Equity outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5 and Exhibit C and all holders of Company Equity outstanding immediately prior to the Effective Time shall cease to have any rights as equity holders or members of the Company; and (b) the transfer books of the Company shall be closed with respect to all Company Equity outstanding immediately prior to the Effective Time. No further transfer of any such Company Equity shall be made on such transfer books after the Effective Time. If, after the Effective Time, a valid certificate (if any) previously representing any Company Equity outstanding immediately prior to the Effective Time is presented to the Surviving Entity, such certificate shall be canceled and shall be exchanged as provided in Section 1.5 and Exhibit C.

1.7 Issuance of Merger Consideration.

(a) Promptly after the Effective Time, the Parties shall cause the holders of all Company Equity outstanding immediately prior to the Effective Time to deliver to Parent a duly completed and executed Stock Registration Form and IRS Form W-9 (or the appropriate IRS Form W-8). Upon delivery to Parent of the foregoing and such other documents as may reasonably be requested by Parent, the holder of such Company Equity shall be entitled to a stock certificate representing the shares of Parent Common Stock that such holder is entitled to receive in the Merger in accordance with the Allocation Certificate, and cash in lieu of any fractional share of Parent Common Stock in accordance with Section 1.5, and until such documents are delivered, each Unit shall be deemed, from and after the Effective Time, to represent only the right to receive, upon exchange as contemplated by this Section 1.7, the shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) to which the holder of the Unit is entitled to receive in the Merger.

(b) No Party shall be liable to any holder of any Company Equity or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

1.8 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Entity shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Entity and otherwise) to take such action.

1.9 Withholding. The Parties shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as such Party is required to deduct and withhold under the Code or any other Law with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 or the appropriate IRS Form W-8, as applicable, from any recipient of payments hereunder. The payor shall provide commercially reasonable notice to the payee upon becoming aware of any such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent that amounts are so deducted and withheld and paid to the appropriate Person, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.10 Tax Consequences. For United States federal income tax purposes, the Merger is intended to be a tax-deferred transaction as described in Section 351(a) of the Code.

Section 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(i), except as set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Due Organization; Subsidiaries.

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not result in a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, and does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

2.2 Organizational Documents. All of the Organizational Documents of the Company in effect as of the date of this Agreement are listed in Section 2.2 of the Company Disclosure Schedule, and the Company has made available to Parent accurate and complete copies of all such Organizational Documents. The Company is not in material breach or violation of any of its Organizational Documents.

2.3 Authority; Binding Nature of Agreement. The Company has all necessary power and authority as a limited liability company to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. Each of the Company Managers as of the date hereof is identified in Section 2.3 of the Company Disclosure Schedule. The Company Managers have (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its members, (b) approved and declared advisable this Agreement and the Contemplated Transactions, (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Class A Beneficial Holders approve, and vote their beneficial interests in the Class A Units in favor of, the Contemplated Transactions, and (d) determined to recommend, upon the approval of the Class A Beneficial Holders of the Contemplated Transactions and upon the terms and subject to the conditions set forth in this Agreement, that BILLP, in its capacity as the record holder of the Company’s outstanding Class A Units, approve the Contemplated Transactions and exercise its right under the Company Operating Agreement to cause the Company to effect the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4 Vote Required. The affirmative vote (or written consent) of (a) a majority of the Company Managers and (b) Class A Beneficial Holders beneficially holding a majority of the Class A Units of the Company (the “Required Company Member Vote”) are the only votes (or written consents) necessary under applicable Law and the Company’s Organizational Documents to adopt and approve this Agreement and approve the Contemplated Transactions. No member of the Company or any holder of Company Equity is entitled to exercise appraisal rights with respect to its Company Equity or membership interest in the Company pursuant to any Contract or otherwise.

2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Member Vote and the filing of the Certificate of Merger required by the DGCL and the DLLCA, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not result in a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not result in a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Member Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not nor will it be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not made, given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

2.6 Capitalization.

(a) The authorized Units are set forth in Section 2.6(a) of the Company Disclosure Schedule, which sets forth the number, class, and holder of all Units outstanding as of the date of this Agreement.

(b) All of the outstanding Units (i) are represented by book-entry set forth in a register maintained by the Company Managers and (ii) have been validly issued and are free from any Encumbrance. None of the Units is, or has ever been, represented by a certificate or other physical instrument. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Equity. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Equity.

(c) Except as set forth in Section 2.6(c) of the Company Disclosure Schedule, the Company does not have any equity option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person (a “Company Plan”).

(d) Except as set forth on Section 2.6(d) of the Company Disclosure Schedule, there are no: (i) outstanding Unit Equivalents, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Units or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for Units or any other securities of the Company; (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Units or any other securities of the Company; or (iv) outstanding or authorized equity appreciation, phantom equity, profit participation or other similar rights with respect to the Company.

(e) All outstanding Units have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts, and (iii) the Company’s Organizational Documents.

2.7 Financial Statements.

(a) The Company has made available to Parent true and complete copies of the Company’s audited balance sheets at December 31, 2019 and 2018, together with the Company’s audited statements of operations, changes in stockholders’ deficiency and members’ equity, and cash flows for the year ended December 31, 2019 and for the period from November 6, 2018 through December 31, 2018 (successor period) and the period from January 1, 2018 through November 5, 2018 (predecessor period), and the notes thereto (collectively, the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP and fairly present, in all material respects, the financial position and operating results of the Company and the Company Predecessor as of the dates and for the periods indicated therein.

(b) The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has made available to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act) effected by the Company or the Company Predecessor since January 1, 2018.

(d) Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president, chief financial officer or general counsel of the Company Predecessor or the Company, the Company Managers or any committee thereof. Since January 1, 2018, neither the Company Predecessor, the Company, nor its independent auditors has identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company Predecessor, the Company, the Company Managers, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.8 Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the Company Balance Sheet Date and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9 Absence of Undisclosed Liabilities. The Company does not have any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company since the Company Balance Sheet Date in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (f) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10 Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Balance Sheet; and (b) all other assets reflected in the books and records of the Company as being owned by the Company. All such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold. The Company does not own nor has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. The Company has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

2.12 Intellectual Property.

(a) The Company owns, or has the legal and valid right to use, as currently being used by the Company, all Company IP Rights, and with respect to Company IP Rights that are owned by the Company, has the right to bring actions for the infringement of such Company IP Rights, in each case except subject to the terms of the license agreements set forth on Section 2.12(c) of the Company Disclosure Schedule for any failure to own, have such rights to use, or have such rights to bring actions for infringement.

(b) Section 2.12(b) of the Company Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Company IP Rights that are owned by the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing, (ii) to the Knowledge of the Company, all Company IP Rights that are exclusively licensed to the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and (iii) all applications for any of the foregoing, and specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. To the Knowledge of the Company, each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline.

(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 2.12(c) and in Section 2.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each material Company Contract pursuant to which the Company has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person (other than any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for the Company’s benefit).

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, the Company is not bound by, and no Company IP Rights are subject to, any Company Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of the Company to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f) Except as identified in Section 2.12(f) of the Company Disclosure Schedule, the Company is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company and confidentiality provisions protecting confidential information of the Company and the Company has no reason to believe that any such Person is unwilling to provide the Company with cooperation as may be reasonably required to complete or prosecute all Company IP Rights.

(ii) Except as identified in Section 2.12(f)(ii) of the Company Disclosure Schedule, no current or former member, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting Trade Secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iii) Except as identified in Section 2.12(f)(iii) of the Company Disclosure Schedule, no Company IP Rights were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Company IP Rights to the rights of any Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv) The Company has taken all commercially reasonable and appropriate steps to protect and maintain the Company IP Rights, including to preserve the confidentiality of all proprietary information that the Company holds, or purports to hold, as a material Trade Secret. Any disclosure by the Company of Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful. Company has implemented and maintained a reasonable security plan consistent with industry practices of companies offering similar products or services. The Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information in Company’s possession, custody or control.

(v) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights owned or purported to be owned by or exclusively licensed to the Company to any other Person. As of the date of this Agreement, except as set forth in Section 2.12(f)(v) of the Company Disclosure Schedule, the Company has not sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by the Company to assign or otherwise transfer any of the Company IP Rights to any third party.

(vi) To the Knowledge of the Company, (i) the Company IP Rights are valid and enforceable and (ii) constitute all Intellectual Property necessary for the Company to conduct its business as currently conducted and planned to be conducted. Company has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company IP Rights that would constitute fraud with respect to such application.

(g) To the Knowledge of the Company, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company does not violate any license or agreement between the Company or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party. Company has not been sued in any action, suit or proceeding, or received any written communications alleging that any Company IP Rights or product or past activity has violated or would violate any Intellectual Property Rights of any third party and to the Company’s knowledge a valid claim for such action, suit or proceeding does not exist. No Company IP Rights are subject to any proceeding, order, judgment, settlement agreement, stipulation or right that restricts in any manner the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of any Company IP Rights

(h) To the Knowledge of the Company, no third party is infringing upon any Company IP Rights or violating any license or agreement between the Company and such third party, and the Company have not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Company IP Rights.

(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights or products or technologies, nor has the Company received any written notice asserting or suggesting that any such Company IP Rights, or the Company’s right to use, sell, license or dispose of any such Company IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(j) Except as set forth in the Contracts listed on Section 2.12(j) of the Company Disclosure Schedule and except for Company Contracts entered into in the Ordinary Course of Business, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to the Company or its business, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

2.13 Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule identifies the following Company Contracts in effect as of the date of this Agreement: (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Entity to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company IP Rights Agreement required to be listed in Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(xii) each Company Contract relating to any retention, change in control or transaction bonus or severance or other termination obligation to any Company Associate;

(xiii) each Company Contract relating to any agreement or plan, including any Benefit Plans, any benefits of which will be increased, or the vesting or payment of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(xiv) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms with any Company Associate, other than any such Company Contract that is terminable “at will” or upon not less than 60 days’ notice without any obligation on the part of the Company to make any severance, termination, change in control or similar payment or to provide any benefit; or

(xv) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement of more than $50,000 in the aggregate, or obligations after the date of this Agreement of more than $50,000 in the aggregate, or (B) that is material to the business or operations of the Company.

The Company has made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any Person to cancel or terminate any such Company Material Contract, or would permit any Person to seek damages which would result in a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract, to terminate or change any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14 Compliance; Permits; Restrictions.

(a) The Company is, and since January 1, 2018 has been, and the Company Predecessor was, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act, as amended (“FDCA”), the United States Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be a Company Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Entity or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or the Company Predecessor of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other Law administered or promulgated by any Drug Regulatory Agency.

(d) The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary or material to the conduct of the business of the Company as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Company Products”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. The Company is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent in the Company’s possession or control relating to the Company Products and the development, clinical testing, manufacturing, importation and exportation of the Company Products, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications, other marketing applications and all supplements to and amendments of such applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings, letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. To the Knowledge of the Company, there are no facts, conditions or events that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 from the FDA. To the Knowledge of the Company, there are no studies, tests or trials the results of which the Company believes reasonably call into question (i) the study, test or trial results of any Company Products, (ii) the efficacy or safety of any Company Products or (iii) any of the Company’s or the Company’s Predecessor’s filings with any Governmental Body.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or the Company’s Predecessor, or in which the Company or its current products or product candidates, including the Company Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial currently being conducted by or on behalf of the Company has been terminated or is currently suspended for safety or non-compliance reasons. Neither the Company Predecessor nor the Company has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of the Company, threatening to initiate, the termination or suspension of any clinical studies currently being conducted by or on behalf of, or sponsored by, the Company or, in which the Company Predecessor or the Company or its current products or product candidates, including the Company Products, have participated. The Company has not received any notices, correspondence, or other communications regarding any clinical studies that have been conducted by or on behalf of, or sponsored by, the Company or the Company Predecessor or in which the Company, the Company Predecessor or the Company Products have participated that are anticipated to result in any material liability to Company or have a Company Material Adverse Effect.

(f) The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or the Company Products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor the Company Predecessor has committed any acts, made any statement, or failed to make any statement, in each case in respect of the Company’s business or Company Products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, the Company Predecessor, or any of their respective officers, managers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of the Company, threatened against the Company or any of its officers, managers, employees or agents.

(g) The Company and the Company Predecessor have complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials to the extent applicable to the development of the Company Products.

2.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending or threatened in writing and, to the Knowledge of the Company, no Person has otherwise threatened to commence any Legal Proceeding: (i) that involves (A) the Company, (B) the Company Predecessor, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of the Company, no event has occurred or is occurring, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise or serve as a basis for the commencement of any Legal Proceeding of the type described in the foregoing clauses (i) and (ii) of this section.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2018, there has been no Legal Proceeding pending against the Company or the Company Predecessor that has resulted in or, if adversely determined, would result in, a material liability to the Company or the Company Predecessor or a Company Material Adverse Effect.

(c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no manager, officer or other Key Employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such individual from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.16 Tax Matters.

(a) The Company has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the Company Balance Sheet Date, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its employees, independent contractors, members, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(e) No deficiencies for income or other material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing, other than a deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company. The Company has not waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency which waiver is still in effect.

(f) The Company is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(g) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(h) The Company has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(i) The Company has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(j) The Company has not taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(k) The Company has been treated as a partnership for United States federal income Tax purposes since its inception.

For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company, including the Company Predecessor.

2.17 Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Benefit Plans, including, without limitation, each Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or any Company Affiliate for the benefit of any current or former employee, director, officer or independent contractor of the Company or under which the Company or Company Affiliate has any actual or contingent liability, including, for the avoidance of doubt, any employee benefit plan, program or policy that is sponsored or maintained by a professional employer organization that serves as a co-employer to any current or former employees of the Company or any Company Affiliate.

(b) As applicable with respect to each material Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Benefit Plan, including all amendments thereto, and in the case of an unwritten material Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, and (vii) since January 1, 2018, all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations.

(c) Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and applicable Law, including the applicable provisions of ERISA and the Code.

(d) Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Benefit Plan or the tax exempt status of the related trust.

(e) Neither the Company nor any Company Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company.

(g) Neither the Company nor any Company Affiliate, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, the Company, any of its Subsidiaries or Company Affiliates or Parent to a material Tax, material penalty or material liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than group health plan continuation coverage required under Code Section 4980B(f), Part 6 of Subtitle B of Title I of ERISA or similar state continuation coverage laws and for which the covered individual pays the full cost of coverage. Section 2.17(h) of the Company Disclosure Schedule sets forth all outstanding severance obligations to existing and previously terminated employees and service providers of the Company, listing for each individual recipient (i) name, (ii) applicable plan or agreement, (iii) description of the severance, including terms of payment and (iv) amount.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment or benefit becoming due to any current or former employee, director, officer, or independent contractor of the Company thereof, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Benefit Plan or (v) limit the right to merge, amend or terminate any Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an excess “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Company Option is not, never has been and can never be less than the fair market value of the underlying Company membership interest as of the grant date of such Company Option. Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Code Section 409A) complies and has at all times been in documentary and operational compliance with Code Section 409A and IRS regulations issued thereunder, except as would not be reasonably expected to result in material liability to the Company.

(l) No current or former employee, officer, director or independent contractor of the Company has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) The Company is not a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.

(n) The Company is, and since January 1, 2018 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company with respect to employees of the Company, the Company, since January 1, 2018: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).

(o) Except as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. The Company does not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(p) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(q) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company relating to labor, employment, employment practices, or terms and conditions of employment.

(r) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of the Company, intends to resign.

2.18 Environmental Matters. The Company is and since January 1, 2018 has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since January 1, 2018 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company with respect to any property leased or controlled by the Company or any business operated by it.

2.19 Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018, neither the Company nor the Company Predecessor has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.20 No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21 Transactions with Affiliates.

(a) Except as described in Section 2.21(a) of the Company Disclosure Schedule, no event or transaction has occurred since January 1, 2018, and there is no currently proposed transaction, that would be required to be reported by the Company as a transaction with a related person, promoter or control person pursuant to Item 404 of Regulation S-K, if the Company were required to report such information in periodic reports pursuant to the Exchange Act.

(b) Section 2.21(b) of the Company Disclosure Schedule lists each member agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Equity, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director or manager designation rights or similar rights (collectively, the “Investor Agreements”).

2.22 Anti-Bribery. None of the Company, the Company Predecessor or any of their respective managers, directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor the Company Predecessor is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.23 Disclaimer of Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Parent nor any of its Subsidiaries nor any other Person on behalf of Parent or its Subsidiaries makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided or made available to the Company or any of its members or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent and Merger Sub set forth in Section 3 (as qualified and limited by the Parent Disclosure Schedule)) none of the Company nor any of its Representatives or members has relied on any such information (including the accuracy or completeness thereof).

Section 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(i), except (i) as set forth in the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents (including exhibits to such Parent SEC Documents) filed with the SEC on or after December 31, 2018 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), and provided that in the event of any inconsistency between any disclosure in the Parent Disclosure Schedule and in the Parent SEC Documents, the inconsistent disclosure in the Parent SEC Documents shall be ignored (it being understood that the omission of a disclosure in the Parent Disclosure Schedule shall not be deemed to be an inconsistency), Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not result in a Parent Material Adverse Effect.

(c) Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not result in a Parent Material Adverse Effect.

3.2 Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3 Authority; Binding Nature of Agreement

. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Charter Proposals, and the affirmative vote of a majority of the votes cast at the Parent Stockholders’ Meeting, assuming a quorum is present, is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve all other Parent Stockholder Matters (the “Required Parent Stockholder Vote”).

3.5 Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote, the filing of the Certificate of Merger required by the DGCL and the DLLCA, and the approval by the NYSE of the NYSE Listing Application before the Effective Time, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except, in each case, as would not individually or in the aggregate, result in a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not individually or in the aggregate, result in a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Parent (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (iv) the approval by the NYSE of the NYSE Listing Application before the Effective Time and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not made, given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of Parent consists of 15,000,000 shares of Parent Common Stock, par value $0.005 per share, of which 2,948,814 shares have been issued and were outstanding as of August 5, 2020 (the “Capitalization Date”) and 1,000,000 shares of preferred stock, par value $0.005 per share, of which 156,112 shares (the “Preferred Shares”) have been issued and were outstanding as of the Capitalization Date, and which such issued and outstanding shares are convertible into a total of 11,900 shares of Parent Common Stock as of the Capitalization Date. Parent holds 10,000 shares of its capital stock in its treasury as of the Capitalization Date.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c) Except for the NTN Buzztime, Inc. Amended 2010 Performance Incentive Plan, the NTN Buzztime, Inc. 2014 Inducement Plan, and the NTN Buzztime, Inc. 2019 Performance Incentive Plan (collectively, the “Parent Stock Plans”) and except as described in Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, 11,900 shares of Parent Common Stock are reserved for issuance upon conversion of outstanding Preferred Shares, 26,540 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding Parent Options, and 114,403 shares of Parent Common Stock are reserved for issuance upon the settlement of outstanding Parent RSUs.

(d) Except for the Preferred Shares, Parent Options and Parent RSUs outstanding as of the date of this Agreement and except as set forth on Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(e) All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.7 SEC Filings; Financial Statements.

(a) Parent has made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2019 (the “Parent SEC Documents”), other than such statements, reports, schedules, forms and documents that can be obtained on the SEC’s website at www.sec.gov. All material registration statements, proxy statements, reports, schedules, forms and other documents required to have been filed by Parent or, to the knowledge of Parent, its officers with the SEC since January 1, 2019 have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC. Parent is not currently and, to the Knowledge of Parent, has never been an issuer identified in Rule 144(i) of the Securities Act.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments none of which are reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of the NYSE American and has not received any written notice that it is not in compliance with all current listing and governance rules and regulations of NYSE American.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2019, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Parent Disclosure Schedule, between the Parent Balance Sheet Date and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. As of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the Parent Balance Sheet Date in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities listed in Section 3.9 of the Parent Disclosure Schedule.

3.10 Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Parent or its business, including: (a) all assets reflected on the Parent Balance Sheet; and (b) all other assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Parent does not own any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. Parent has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

3.12 Intellectual Property.

(a) Parent owns, or has the legal and valid right to use, as currently being used by Parent, all Parent IP Rights, and with respect to Parent IP Rights that are owned by Parent, has the right to bring actions for the infringement of such Parent IP Rights, in each case except subject to the terms of the license agreements set forth on Section 3.12(c) of the Parent Disclosure Schedule for any failure to own, have such rights to use, or have such rights to bring actions for infringement.

(b) Section 3.12(b) of the Parent Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Parent IP Rights that are owned by Parent that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing, (ii) to the Knowledge of Parent, all Parent IP Rights that are exclusively licensed to Parent that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and (iii) all applications for any of the foregoing, and specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. To the Knowledge of Parent, each item of Parent IP Rights that is Parent Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline.

(c) Section 3.12(c) of Parent Disclosure Schedule accurately identifies (i) all material Parent Contracts pursuant to which Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Parent are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 3.12(c) and in Section 3.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d) Section 3.12(d) of the Parent Disclosure Schedule accurately identifies each material Parent Contract pursuant to which Parent has granted any license under, or any right (whether or not currently exercisable) or interest in, any Parent IP Rights to any Person (other than any Parent IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for Parent’s benefit).

(e) Except as set forth in Section 3.12(e) of the Parent Disclosure Schedule, Parent is not bound by, and no Parent IP Rights are subject to, any Parent Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of Parent to use, exploit, assert, enforce, sell, transfer or dispose of any such Parent IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Parent as currently conducted or planned to be conducted.

(f) Except as identified in Section 3.12(f) of the Parent Disclosure Schedule, Parent is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Parent IP Rights (other than (i) Parent IP Rights exclusively and non-exclusively licensed to Parent or one of its Subsidiaries, as identified in Section 3.12(c) of the Parent Disclosure Schedule, (ii) any non-customized software that (A) is licensed to Parent solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of Parent and who is or was involved in the creation or development of any Parent IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Parent and confidentiality provisions protecting confidential information of Parent and Parent has no reason to believe that any such Person is unwilling to provide Parent with cooperation as may reasonably be required to complete or prosecute all Parent IP Rights.

(ii) No current or former member, officer, director, or employee of Parent has any claim, right (whether or not currently exercisable), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or confidentiality provisions protecting Trade Secrets and confidential information comprising Parent IP Rights purported to be owned by Parent.

(iii) Except as identified in Section 3.12(f)(iii) of the Parent Disclosure Schedule, no Parent IP Rights were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Parent IP Rights to the rights of any Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv) Parent has taken all commercially reasonable and appropriate steps to protect and maintain the Parent IP Rights, including to preserve the confidentiality of all proprietary information that Parent holds, or purports to hold, as a material Trade Secret. Any disclosure by Parent of Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful. Parent has implemented and maintained a reasonable security plan consistent with industry practices of companies offering similar products or services. Parent has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information in Parent’s possession, custody or control

(v) Parent has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent to any other Person. As of the date of this Agreement, except as set forth in Section 3.12(f)(v) of the Parent Disclosure Schedule, Parent has not sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Parent IP Rights to any third party, and there exists no obligation by Parent to assign or otherwise transfer any of the Parent IP Rights to any third party.

(vi) To the Knowledge of Parent, (i) the Parent IP Rights are valid and enforceable and (ii) constitute all Intellectual Property necessary for Parent to conduct its business as currently conducted and planned to be conducted. Parent has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Parent IP Rights that would constitute fraud with respect to such application.

(g) To the Knowledge of Parent, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party. Parent has not been sued in any action, suit or proceeding, or received any written communications alleging that any Parent IP Rights or product or past activity has violated or would violate any Intellectual Property Rights of any third party and to the Knowledge of Parent a valid claim for such action, suit or proceeding does not exist. No Parent IP Rights are subject to any proceeding, order, judgment, settlement agreement, stipulation or right that restricts in any manner the use, transfer, or licensing thereof by Parent, or which may affect the validity, use or enforceability of any such Parent IP Rights.

(h) To the Knowledge of Parent, no third party is infringing upon any Parent IP Rights or violating any license or agreement between Parent and such third party, and Parent have not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Parent IP Rights

(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Parent IP Rights or products or technologies, nor has Parent received any written notice asserting or suggesting that any such Parent IP Rights, or Parent’s right to use, sell, license or dispose of any such Parent IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(j) Except as set forth in the Contracts listed on Section 3.12(j) of the Parent Disclosure Schedule and except for Parent Contracts entered into in the Ordinary Course of Business, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to Parent or its business, and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

3.13 Agreements, Contracts and Commitments.

(a) To the extent not listed in the exhibit index to the Parent SEC Documents filed with SEC since January 1, 2019, Section 3.13(a) of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (other than any Parent Benefit Plan) (collectively, the “Parent Material Contracts”):

(i) each material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iii) each Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement applicable to Parent, (C) any exclusivity provision applicable to Parent, or (D) any non-solicitation provision applicable to Parent;

(iv) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $10,000 pursuant to its express terms and not cancelable without penalty;

(v) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(vi) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(vii) each Contract requiring payment by or to Parent after the date of this Agreement in excess of $50,000 on an annual basis pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, in each case, except for Contracts entered into in the Ordinary Course of Business;

(viii) each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(ix) each Parent Real Estate Lease;

(x) each Contract with any Governmental Body;

(xi) each Parent IP Agreement;

(xii) each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent; or

(xiii) any other Contract that is not terminable at will or upon not less than 60 days’ notice (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement of more than $25,000 in the aggregate, or obligations after the date of this Agreement of more than $10,000 in the aggregate, or (B) that is material to the business or operations of Parent.

(b) Parent has made available to the Company accurate and complete copies of all Parent Material Contracts. There are no Parent Material Contracts that are not in written form. Parent has not, nor to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would result in a Parent Material Adverse Effect. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.14 Compliance; Permits.

(a) Parent is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not result in a Parent Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c) There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of any Law applicable to the operation of its business.

(d) Parent and each of its Subsidiaries holds all required Governmental Authorizations necessary or material to the conduct of the business of Parent or such Subsidiary as currently conducted, and, as applicable, the development, manufacturing, marketing and distribution of its products and services (collectively, the “Parent Products”) (collectively, the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. Parent and each of its Subsidiaries is in compliance in all material respects with the Parent Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of Parent and each of its Subsidiaries, any other communication from any regulatory agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit.

(e) Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products. To the Knowledge of Parent, since January 1, 2017, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate any Laws applicable to its business.

3.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.15(b) of the Parent Disclosure Schedule, since January 1, 2017, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.16 Tax Matters.

(a) Parent and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or any such subsidiary is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by Parent and its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the Parent Balance Sheet Date, none of Parent or its Subsidiaries has incurred any material liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Parent and each of its Subsidiaries is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or its Subsidiaries.

(e) No deficiencies for income or other material Taxes with respect to Parent or its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing, other than a deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of Parent or any of its Subsidiaries, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries or predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency, which waiver is still in effect.

(f) Neither Parent nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) None of Parent or its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) None of Parent or its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) (or any similar provision of state, local or foreign Law).

(i) None of Parent or its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent). Parent or its Subsidiaries have no Liability for any Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) None of Parent or its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) Parent, each of its Subsidiaries, and Merger Sub (i) are, and since formation have been, domestic corporations for United States federal income tax purposes, and (ii) have never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l) None of Parent or its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 3.16, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent or any Parent Affiliate for the benefit of any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries or under which Parent or any Parent Affiliate has any actual or contingent liability.

(b) As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, and (vii) since January 1, 2018, all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations.

(c) Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and applicable Law, including the applicable provisions of ERISA and the Code.

(d) Each Parent Benefit Plan which is an “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.

(e) Neither Parent nor any Parent Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent.

(g) Neither Parent nor any Parent Affiliate, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or any of its Subsidiaries or Parent Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than group health plan continuation coverage required under Code Section 4980B(f), Part 6 of Subtitle B of Title I of ERISA or similar state continuation coverage laws and for which the covered individual pays the full costs of coverage. Section 3.17(h) of the Parent Disclosure Schedule sets forth all outstanding severance obligations to existing and previously terminated employees and service providers of Parent and its Subsidiaries, listing for each individual recipient (i) name, (ii) applicable plan or agreement, (iii) description of the severance, including terms of payment and (iv) amount.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment or benefit becoming due to any current or former employee, director, officer, or independent contractor of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an “excess parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Parent Option is not, never has been and can never be less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option. Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Code Section 409A) complies and has at all times been in documentary and operational compliance with Code Section 409A and IRS regulations issued thereunder, except as would not be reasonably expected to result in material liability to Parent.

(l) No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) Parent is not a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(n) Parent is, and since January 1, 2017 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2017: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).

(o) Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Parent has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(p) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.

(q) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Parent, threatened against Parent relating to labor, employment, employment practices, or terms and conditions of employment.

(r) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of Parent, intends to resign.

3.18 Environmental Matters. Since January 1, 2017, Parent has complied with, and Parent is as of the date of this Agreement in compliance with, all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Parent has not received since January 1, 2017 (or prior to that time, which is pending and unresolved), any written notice or, to the Knowledge of Parent, other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. To the Knowledge of Parent, no current or, during the time a prior property was leased or controlled by Parent, prior property leased or controlled by Parent has had a release of or exposure to Hazardous Materials in material violation of, or as would reasonably be expected to result in any material liability of Parent pursuant to, any Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of Contemplated Transactions. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by Parent or any business operated by it.

3.19 Insurance. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.21 Transactions with Affiliates. Except as set forth in the Parent SEC Documents, since the date of Parent’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

3.22 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23 Opinion of Financial Advisor. The Strategic Committee of the Parent Board and the Parent Board have received an opinion of Newbridge Securities Corporation (“Parent Financial Advisor”), that is for the benefit of the Strategic Committee of the Parent Board and the Parent Board, and may not be relied upon by the Company, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to Parent’s common stockholders.

3.24 Anti-Bribery. None of Parent or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.25 Disclaimer of Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or any of its stockholders or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 2 (as qualified and limited by the Company Disclosure Schedule)) none of Parent or any of its Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

Section 4 CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Parent’s Business.

(a) Except (i) as set forth on Section 4.1(a) of the Parent Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by applicable Law (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), and (v) in connection with a Parent Asset Sale, but subject to the proviso in Section 4.4(d), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), Parent shall conduct its business and operations in (a) the Ordinary Course of Business, (b) in accordance in all material respects with the Budget, and (c) in material compliance with all applicable Laws and with the requirements of all Parent Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (v) in connection with a Parent Asset Sale (with respect only to subsections (viii), (ix), (x), (xiii) and (xv) below), but subject to the proviso in Section 4.4(d), at all times during the Pre-Closing Period, Parent shall not, and Parent shall cause its Subsidiaries to not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plans);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options, upon the settlement of outstanding Parent RSUs, or upon the conversion of the Preferred Shares); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii) amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as advisable or necessary in connection with the consummation of the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment except as contemplated under the Budget;

(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement (including any severance or retention arrangement entered into prior to the date of this Agreement and disclosed in Section 3.15(a) of the Parent Disclosure Schedule): (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees; (D) increase the severance or change of control benefits offered to any current employees, directors or consultants or (E) hire any officer or employee;

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business and as contemplated by the Budget;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except consistent with the Budget and this Agreement;

(x) sell, assign, transfer, license, sublicense, or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi) make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xii) subject to Section 4.1(d), enter into, materially amend or terminate any Parent Material Contract;

(xiii) make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, other than in the Ordinary Course of Business or as contemplated in the Budget;

(xiv) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xv) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d) Notwithstanding anything in Section 4.1(b) to the contrary, in the event that Parent wishes to obtain the Company’s written consent to enter into or materially amend any Parent Material Contract as contemplated by Section 4.1(b)(xii), Parent shall provide notice thereof to the Company in accordance with Section 10.8 and include with such notice a copy of the proposed Parent Material Contract or the proposed amendment to a Parent Material Contract, as applicable. The Company shall have five (5) Business Days to review such notice and may request additional information or documents as the Company may require in its reasonable discretion in connection with such review. The Company’s consent to any proposed Parent Material Contract or proposed amendment to a Parent Material Contract shall not be unreasonably withheld, conditioned or delayed. The Company shall be deemed to have consented to any such proposed Parent Material Contract or proposed amendment to a Parent Material Contract if the Company does not respond to Parent by the end of such five (5) Business Day period.

4.2 Operation of the Company’s Business.

(a) Except (i) as set forth on Section 4.2(a) of the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Laws and with the requirements of all Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Company Equity; or repurchase, redeem or otherwise reacquire any Company Equity (except for Units from terminated employees, managers or consultants of the Company);

(ii) except in the Company Pre-Merger Financing Transaction, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any security of the Company; (B) any option, warrant or right to acquire any security, other than option grants to employees and service providers of the Company in the Ordinary Course of Business; or (C) any instrument convertible into or exchangeable for any security of the Company;

(iii) amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, Company Equity exchange, business combination, recapitalization, reclassification of Units, stock split, reverse stock split or similar transaction except as advisable or necessary in connection with the consummation of the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi) other than as required by applicable Law or the terms of any Benefit Plan as in effect on the date of this Agreement (including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 2.17(a) of the Company Disclosure Schedule): (A) adopt, terminate, establish or enter into any Benefit Plan; (B) cause or permit any Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its managers, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, managers or consultants or (E) hire any officer or employee.

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business and pursuant to this Agreement;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi) make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any accounting method in respect of Taxes;

(xii) (A) terminate any Company Material Contract or (B) subject to Section 4.2(d), enter into or materially amend any Company Material Contract if such proposed Company Material Contract or amendment (x) is not in the Ordinary Course of Business and payments by the Company thereunder are expected to exceed $100,000, or (y) is in the Ordinary Course of Business but payments thereunder are expected to exceed $300,000;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xiv) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d) Notwithstanding anything in Section 4.2(b) to the contrary, in the event that the Company wishes to obtain Parent’s written consent to enter into or materially amend any Company Material Contract as contemplated by Section 4.2(b)(xii) above, the Company shall provide notice thereof to Parent in accordance with Section 10.8 and include with such notice a copy of the proposed Company Material Contract or the proposed amendment to a Company Material Contract, as applicable. Parent shall have three (3) Business Days to review such notice and may request additional information or documents as Parent may require in its reasonable discretion in connection with such review. Parent’s consent to any proposed Company Material Contract or proposed amendment to a Company Material Contract shall not be unreasonably withheld. Parent shall be deemed to have consented to any such proposed Company Material Contract or proposed amendment to a Company Material Contract if Parent does not respond to the Company by the end of such three (3) Business Day period.

4.3 Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party, and with such additional financial, operating and other data and information regarding such Party as the other Party may reasonably request; (c) make available to the other Party the appropriate individuals (including officers, employees, accountants, attorneys and other advisors), during normal business hours, for discussion of the Party’s business, assets and personnel, including its financial statements and internal controls, as the other Party may reasonably request; and (d) without limiting the generality of the foregoing, make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors or managers of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access (i) to the extent that (a) any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or (b) such access would breach such Party’s confidentiality obligations to a third party (provided that upon the other Party’s reasonable request such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party such access, subject to appropriate confidentiality protections), or (ii) as may be necessary to preserve the attorney-client privilege between such Party and its counsel with respect to the requested information under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4 Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3(c)); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent or any of its Subsidiaries provided to such Person.

(d) For the avoidance of doubt, notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed to limit or prohibit Parent from taking any action, or from not taking any action, in connection with its efforts to enter into a definitive agreement for a Parent Asset Sale; provided, however, that Parent shall not enter into any such definitive agreement without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall keep Company reasonably informed regarding the status of its efforts to consummate any Parent Asset Sale.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate, discuss, negotiate or knowingly encourage, induce, or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Member Vote, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Company Managers determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Managers conclude in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Managers under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company provided to such Person.

4.6 Notification of Certain Matters. (a) During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, any manager, officer or Key Employee of the Company; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company in this Agreement; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person (other than a stockholder of Parent) alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent in this Agreement; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

Section 5 ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall, subject to the full and prompt assistance of the Company, cause to be filed with the SEC, the Registration Statement. Parent represents, covenants and agrees that the Registration Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company represents, covenants and agrees that the information provided by the Company to Parent for inclusion in the Registration Statement (including the Company Financial Statements and any other financial statements provided to Parent pursuant to Section 5.16) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, to the extent related to the Company or its operations, business, managers, officers, Subsidiaries or members or based on information provided by the Company or any of its Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement prior to the filing thereof with the SEC (at least five (5) days prior to the filing thereof), and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Each Party shall use commercially reasonable efforts (i) to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) to file the Registration Statement as promptly as practicable after the date hereof, (iii) to respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement, (iv) to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, (v) to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and (vi) to promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders or members that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If at any time before the Effective Time Parent, Merger Sub or the Company becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent stockholders.

(b) The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(c) Prior to filing of the Registration Statement, Parent and the Company shall use their commercially reasonable efforts to execute and deliver to Sheppard, Mullin, Richter & Hampton LLP (“Parent Tax Counsel”) and Akerman LLP (“Company Counsel”) the applicable “Tax Representation Letters” referenced in Section 5.10(c). Following the delivery of the Tax Representation Letters, Parent and the Company shall use their respective commercially reasonable efforts to cause Parent Tax Counsel to deliver to Parent, and Company Counsel to deliver to the Company, Tax opinions satisfying the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act. In rendering their respective opinions, each of Parent Tax Counsel and Company Counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including the applicable Tax Representation Letters described in this Section 5.1(c) and Section 5.10(c).

5.2 Company Member Written Consent.

(a) Within thirty (30) days of the date the SEC declares the Registration Statement effective in accordance with the provisions of the Securities Act, and in any event, no later than three Business Days before the date of the Parent Stockholder Meeting, the Company shall take all action necessary under applicable Law and its Organizational Documents to obtain the Required Company Member Vote in lieu of a meeting pursuant to Section 18-302 of the DLLCA and the Company’s Organizational Documents. Under no circumstances shall the Company assert that any other approval or consent is necessary by its members to approve this Agreement or the Contemplated Transactions.

(b) The Company agrees that: (i) the Company Managers shall recommend that the Class A Beneficial Holders approve this Agreement and the Contemplated Transactions and, following such approval, that BIILP shall exercise its rights to effect the Contemplated Transactions in accordance with the Company’s Organizational Documents and the DLLCA, and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Managers that the Company’s Class A Beneficial Holders approve this Agreement and the Contemplated Transactions being referred to as the “Company Managers Recommendation”); and (ii) the Company Managers Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Managers shall not publicly propose to withhold, amend, withdraw or modify the Company Managers Recommendation) in a manner adverse to Parent, and no resolution by the Company Managers or any committee thereof to withhold, amend, withdraw or modify the Company Managers Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Managers Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), and subject to compliance with Section 4.5 and Section 5.2, if at any time prior to the approval of Company Member Matters by the Required Company Member Vote, the Company receives a bona fide written Superior Offer, the Company Managers may make a Company Managers Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Managers determine in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Managers Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below), negotiate with Parent in good faith (if Parent so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Managers shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Managers Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Parent receives written notice from the Company confirming that the Company Managers have determined to change their recommendation at least four Business Days in advance of such Company Managers Adverse Recommendation Change, (the “Company Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Company Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.3(c) and the Company Managers shall not make a Company Managers Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

5.3 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote (i) to approve the issuance of the shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement, (ii) to approve an amendment of the Certificate of Incorporation of Parent to authorize sufficient additional shares of Parent Common Stock to issue the shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement, (iii) to approve an amendment of the certificate of incorporation of Parent to change its corporate name from NTN Buzztime, Inc. to “Brooklyn Immunotherapeutics, Inc.”, (iv) to approve an amendment to the certificate of incorporation of Parent to provide the holders of the outstanding shares of Parent’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) the right to vote on all matters submitted to a vote of the holders of Common Stock, voting together as one class with the holders of the Common Stock and any other class or series of preferred stock so voting as one class, on an as converted to Common Stock basis (the “Series A Charter Amendment”), (v) to approve Parent’s 2020 Stock Incentive Plan, in the form attached hereto as Exhibit E, which plan shall authorize the issuance of not more than 7.5% of the fully diluted outstanding shares of Parent common stock to be outstanding immediately following the Effective Time, (vi) to approve a reverse split of Parent’s outstanding common stock in a ratio to be reasonably agreed upon by Parent and Company (the “Parent Reverse Stock Split”), and (vii) to approve such other matters as may the Company and Parent may agree should be voted on by Parent’s stockholders at the meeting (the matters set forth in clauses (i) through (vii), inclusive, the “Parent Stockholder Matters,” the matters set forth in clauses (ii), (iii), (iv), and (vi), the “Parent Charter Proposals” and such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent shall postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(b) Parent agrees that, subject to Section 5.3(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and the other subsections of this Section 5.3, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiate with the Company in good faith (if the Company so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of such Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Parent Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended.

(d) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably likely be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Parent Board Recommendation unless the Parent Board expressly publicly reaffirms the Parent Board Recommendation (i) in such communication or (ii) within three Business Days after being requested in writing to do so by the Company.

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5 Employee Benefits; Post-Closing Parent Employees.

(a) For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Surviving Entity) providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who continues to be employed by Parent, the Surviving Entity or any of their respective Subsidiaries immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided that the foregoing shall not apply for benefit accrual purposes under any defined benefit plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents except to the extent such conditions would not have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan.

(b) As of the Effective Time, Parent shall terminate the employment and service, as applicable, of each of its employees and other service providers identified on Exhibit 5.5(b) (each, a “Terminated Parent Service Provider”).

5.6 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Entity shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, manager, officer, fiduciary or agent of Parent or the Company (collectively, the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, manager, officer, fiduciary or agent of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law (a “Covered Matter”). Each D&O Indemnified Party will be entitled to advancement of reasonable expenses incurred in the defense of any Covered Matter from each of Parent and the Surviving Entity, jointly and severally, upon receipt by Parent or the Surviving Entity from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent and the Surviving Entity to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Notwithstanding anything to the contrary in this Section 5.6, neither Parent nor the Surviving Entity shall be obligated to provide any indemnification, or advance any expenses, to, or hold harmless, any D&O Indemnified Party in connection with any Covered Matter: (i) for which payment has actually been made to or on behalf of such D&O Indemnified Party under any insurance policy or other indemnity provision, except with respect to any excess beyond the aggregate amount paid under any such insurance policy or other indemnity provision; (ii) for an accounting of profits made from the “purchase and sale” (or “sale and purchase”) by such D&O Indemnified Party of securities of Parent or the Company (within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law); or (iii) in connection with any Covered Matter (or any part of any Covered Matter) initiated by such D&O Indemnified Party, including any Covered Matter (or any part of any Covered Matter) initiated (including by means of cross-claim or counterclaim) by such D&O Indemnified Party against Parent or the Surviving Entity or its directors, officers, employees or other indemnitees, unless the board of directors of Parent or the Surviving Entity, as the case may be, authorized such Covered Matter (or any part of any Covered Matter) prior to its initiation.

(b) Except as may be required by applicable Law, the provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Entity shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Entity to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the Effective Time, (i) the Surviving Entity shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent.

(e) Prior to the Effective Time, Parent may purchase an up to six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of up to at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions) (the “Tail Policy”).

(f) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the current or former officers or directors of Parent or the Company referred to in this Section 5.6 in connection with their enforcement of the rights provided to such persons in this Section 5.6 against Parent in this Section 5.6, unless a court of competent jurisdiction determines that each of the material assertions made by such person as a basis for such purported enforcement were not made in good faith or were frivolous.

(g) The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current or former officers or directors of Parent or the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(h) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 5.6.

5.7 Additional Agreements. Subject to Section 9, the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to effecting the Merger and consummating the other Contemplated Transactions set forth in Section 6, Section 7 and Section 8.

5.8 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.8.

5.9 Listing. At all times prior to Closing, Parent shall use its commercially reasonable efforts to maintain the listing of the Parent Common Stock on the NYSE American. Parent shall use its commercially reasonable efforts, to the extent required by the rules and regulations of the NYSE American, to (a) prepare and submit to the NYSE American an additional listing application for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to obtain approval for listing of such shares on or before the Closing Date (subject to official notice of issuance); and (b) prepare, with the assistance of the Company, and submit to the NYSE American an initial listing application as contemplated under Section 341 of the NYSE American Company Guide and to obtain approval of such initial listing application on or before the Closing Date (any listing application submitted to the NYSE American, the “NYSE Listing Application”). The Parties will use commercially reasonable efforts to coordinate with respect to compliance with applicable NYSE American rules and regulations applicable to the Contemplated Transactions. The Company agrees to pay all the NYSE and/or NYSE American fees associated with the NYSE Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the NYSE Listing Application and promptly furnish to Parent all information concerning the Company, the Company Managers, and the Company’s members that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10 Tax Matters.

(a) For United States federal income Tax purposes, the Parties intend that the Merger constitute a transaction described in Section 351(a) of the Code “Intended Tax Treatment”). The Parties shall treat and shall not take any tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) The Parties shall use their respective best efforts to cause the Merger to qualify and will not take any action or cause any action to be taken which action could reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

(c) Each of Parent and the Company shall use its commercially reasonable efforts to deliver to Parent Tax Counsel and Company Counsel “Tax Representation Letters,” dated as of the date of the opinions of Parent Tax Counsel and Company Counsel and signed by an officer of Parent and the Company, respectively, containing representations of Parent and Merger Sub and the Company, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Parent Tax Counsel and Company Counsel to render the applicable opinions described in Section 5.1(c).

(d) All income Tax Returns of the Company for taxable periods ending on or prior to the Closing Date shall be prepared and filed by the holders of Company Equity, and each Party shall reasonably cooperate and shall provide such assistance as may be reasonably requested in connection with such income Tax filings.

5.11 Directors and Officers. The Parties shall use commercially reasonable efforts and take all necessary action so that immediately after the Effective Time, (a) the Parent Board is comprised of the individuals designated by Company prior to the Effective Time, (b) the “Surviving Entity Managers” is comprised of the individuals designated by Company prior to the Effective Time, and (c) the Persons designated by Company prior to the Effective Time are elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Entity, respectively, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and their respective Organizational Documents then in effect. If any Person so designated is unable or unwilling to serve as a director, manager or officer of Parent or the Surviving Entity, as set forth therein, as of the Effective Time, the Company shall designate a different individual to serve in such capacity who shall be reasonably acceptable to Parent. Notwithstanding anything to contrary in this Agreement, the Parties agree that (i) the Parent Board immediately after the Effective Time will be comprised of a majority of independent directors as required by Section 802(a) of the NYSE American Company Guide, (ii) at least two of the members of the Parent Board immediately after the Effective Time shall be an Eligible Audit Committee Member, such Eligible Audit Committee Members must have indicated in writing to the Company their ability and willingness to serve on the Parent Board’s audit committee as of the Effective Time and such Eligible Audit Committee Members must be appointed to the Parent Board’s audit committee as of the Effective Time, and (iii) at least one of the Eligible Audit Committee Members must be “financially sophisticated” as described in Section 803B(2)(iii) of the NYSE American Company Guide.

5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least five (5) days prior to the Anticipated Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, the number of shares of Parent Common Stock expected to be issued to such individual pursuant to the Merger.

5.13 Legends. Parent shall be entitled to place appropriate legends on the certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.15 Allocation Certificate. The Company will prepare and deliver to Parent at least five (5) days prior to the Anticipated Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company in a form reasonably acceptable to Parent to update Exhibit C so as to set forth (as of immediately prior to the Effective Time): (a) each holder of Company Equity; (b) such holder’s name and address; (c) the number and type of Company Equity held; and (d) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Equity held by such holder as of immediately prior to the Effective Time, determined by allocating the Merger Consideration among the holders of Company Equity pursuant to the Company Operating Agreement (the “Allocation Certificate”).

5.16 Additional Company Financial Statements. To the extent that financial statements of the Company other than the Company Financial Statements are required to be included in the Registration Statement or in any other report or other document Parent is required to file under the Securities Act or the Exchange Act prior to the Closing, the Company shall furnish to Parent such financial statements for inclusion in such filings in a timely manner, and in any case, in a manner that enables Parent to make such filings on or prior to their respective due dates. The Company represents and warrants that any such financial statements furnished to Parent will (a) be suitable for inclusion in the Registration Statement and in such other report or document Parent is required to file, and will comply as to form in all material respects with the published rules and regulations of the SEC applicable to such financial statements if included in the Registration Statement, (b) be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and (c) will present fairly, in all material respects, the financial position and the results of operations, changes in members’ equity, and cash flows of the Company as of the dates of and for the periods referred to in such financial statements, as the case may be.

5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Managers, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.18 Calculation of Net Cash.

(a) Section 5.18(a) of the Parent Disclosure Schedule sets forth Parent’s good faith estimate of Parent Net Cash and the components thereof, calculated as if the Closing had occurred on June 30, 2020 (the “Example Parent Net Cash Calculation”). The Parties agree that Parent Net Cash, including for purposes of the Parent Net Cash Schedule, will be calculated based on the same assumptions and methodologies used in preparing the Example Parent Net Cash Calculation.

(b) Not more than 10 and not less than five days prior to the Anticipated Closing Date, Parent shall deliver the Parent Net Cash Schedule to the Company. Upon the reasonable request of the Company, Parent shall make the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule available to the Company. Within three (3) days after Parent delivers the Parent Net Cash Schedule to the Company (the last day of such period, the “Parent Net Cash Response Date”), subject to the terms of this Agreement, the Company will have the right to dispute any part of such Parent Net Cash Schedule by delivering a written notice to that effect to Parent (a “Company Dispute Notice”). Any Company Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the calculation of Parent Net Cash set forth in the Parent Net Cash Schedule. If on or prior to the Parent Net Cash Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Net Cash Schedule or (ii) the Company fails to deliver a Company Dispute Notice, then Parent Net Cash as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement. If the Company delivers a Company Dispute Notice on or prior to the Parent Net Cash Response Date, then members of senior management of Parent and the Company shall promptly meet in person or telephonically at mutually agreed upon times and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement. If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash pursuant to the preceding sentence within three (3) calendar days after delivery of the Company Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash shall be referred to a mutually agreed upon independent accounting firm (the “Independent Accounting Firm”). Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement. The Parties shall delay the Closing as necessary until the resolution of the matters described in this Section 5.18(b). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount. If this Section 5.18(b) applies as to the determination of Parent Net Cash, upon resolution of the matter in accordance with this Section 5.18(b), the Parties shall not be required to determine the Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent or the Company may request a redetermination of Parent Net Cash if the Closing Date is more than 30 days after the Anticipated Closing Date.

5.19 Parent Lease Obligations. Parent shall use reasonable efforts from and after the date hereof to terminate, assign or sublease the Parent Real Estate Leases, such that it shall no longer have any obligation thereunder.

5.20 Termination of Investor Agreements. The Company shall cause all Investor Agreements to be terminated no later than immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Entity.

5.21 Parent Payoff Letters and Releases. Parent shall use reasonable efforts to obtain on or before the Closing payoff letters and releases, in a form reasonably satisfactory to the Company, from any Person being paid by or on behalf of Parent at the Closing, including bankers, financial advisors, counsel, accountants, and other professionals providing services to Parent in connection with the Contemplated Transaction, and any executives receiving severance or other payments in connection with a change of control.

Section 6 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3 Stockholder/Member Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote on each of the Parent Stockholder Matters, and (b) the Company shall have obtained the Required Company Member Vote.

6.4 Listing. The shares of Parent Common Stock shall continue to be traded on the NYSE American until the Effective Time, the Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE American as of the Effective Time, and the NYSE Listing Application shall have been approved such that the Parent Common Stock will continue to trade on the NYSE American following the Effective Time.

6.5 Parent Net Cash Determination. The Parent Net Cash shall have been determined pursuant to Section 5.18.

6.6 Class A Preferred Stock. The certificate of incorporation of Parent shall have been amended to reflect the Series A Charter Amendment.

6.7 Tax Opinions. The Tax Opinions delivered pursuant to Section 5.1(c) shall be delivered by Parent Tax Counsel and Company Counsel to Parent and Company confirming that the Tax Opinions previously delivered remain accurate as of the Effective Time. With respect to this closing condition, both Company and Parent shall execute updated “Tax Representation Letters” in the form previously delivered under Section 5.10(c) bringing down to the Effective Time the information in such Tax Representation Letters.

Section 7 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually and in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct in all respects, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company made in Section 5.16 shall have been true and correct in all respects as of each date, if any, that the Company delivered the applicable financial statements to Parent for inclusion in the Registration Statement and Proxy Statement. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and those in made in Section 5.16) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (a) where the failure to be so true and correct would not result in a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Documents. Parent shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5, 7.6 and 7.7 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 and Exhibit C remains true and accurate in all respects as of the Closing Date.

7.4 Tax Certificate. Each holder of Company Equity shall furnish to Parent a properly executed IRS Form W-9 for the purpose of certifying such holder’s “non-foreign” status in accordance with Treasury Regulations Section 1.1445-2(b)(2), Proposed Treasury Regulations Section 1.1445-5(h)(3)(iv), and Section 6.01 of IRS Notice 2018-29.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6 Funding Condition. At the Closing, the Company shall have not less than $10 million in Cash and Cash Equivalents on its balance sheet and shall have not more than $750,000 of indebtedness for borrowed money.

7.7 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

Section 8 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually and in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct in all respects, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (a) where the failure to be so true and correct would not result in a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied; and

(b) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Effective Time pursuant to Section 5.11.

8.4 No Parent Material Adverse Effect. If the closing of the Parent Asset Sale does not occur on or before the Closing, since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5 Parent Net Cash. The deficit in Parent Net Cash as of the Closing, if any, shall not exceed $3 million.

Section 9 TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s members and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated on or before December 31, 2020 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Merger to be consummated on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party; provided, further, however, that, in the event the Parent Stockholders’ Meeting has been adjourned or postponed in accordance with Section 5.3(a) and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following the date to which such meeting is adjourned or postponed;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any other material Contemplated Transaction;

(d) by Parent if the Required Company Member Vote shall not have been obtained in accordance with Section 5.2(a); provided, however, that once the Required Company Member Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

(f) by the Company if at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote a Parent Triggering Event shall have occurred;

(g) by Parent, if at any time prior to obtaining the Required Company Member Vote a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement in this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); provided, further that no termination may be made pursuant to this Section 9.1(h) solely as a result of the failure of Parent to obtain the Parent Stockholder Approval (in which case such termination must be made pursuant to Section 9.1(e));

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Parent, if prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote, (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(c) in order to accept such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, Parent pays to the Company the Company Termination Fee; or

(k) by the Company, at any time prior to obtaining the Required Company Member Vote, if (i) the Company has received a Superior Offer, (ii) the Company has complied with its obligations under Section 5.2(c) in order to accept such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, the Company pays to Parent the Parent Termination Fee.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.8, Section 9.3, Section 10 and Exhibit A shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. For purposes of this Agreement, a “willful breach” means an action or omission that constitutes a breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement and that was taken or omitted to be taken for the purpose of breaching such provision and was not merely a volitional action or omission but does not require malicious or tortious intent.”

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, Section 5.6(d), and Section 5.9, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent shall pay all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Parent shall pay to the Company, by wire transfer of same-day funds on the date of termination, a nonrefundable fee in an amount equal to $750,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(j), then Parent shall pay to the Company, by wire transfer of same-day funds within two Business Days of termination, the Company Termination Fee.

(d) If this Agreement is terminated by Parent pursuant to Section 9.1(d) or 9.1(g), then the Company shall pay to Parent, by wire transfer of same-day funds on the date of termination, a nonrefundable fee in an amount equal to $750,000 (the “Parent Termination Fee”).

(e) If this Agreement is terminated by the Company pursuant to Section 9.1(k), then the Company shall pay to Parent, by wire transfer of same-day funds within two Business Days of termination, the Parent Termination Fee.

(f) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or 9.1(h) (and the breach by Parent for which the Company terminated this Agreement pursuant to Section 9.1(h) was a willful breach), then Parent shall reimburse the Company for all of its Third Party Expenses, up to a maximum of $250,000, by wire transfer of same-day funds within five Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses.

(g) If this Agreement is terminated by Parent pursuant to Section 9.1(i) (and the breach by the Company for which Parent terminated this Agreement pursuant to Section 9.1(i) was a willful breach), then the Company shall reimburse Parent for all of its Third Party Expenses, up to a maximum of $250,000, by wire transfer of same-day funds within five Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses.

(h) If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall (i) reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 9.3, and (ii) pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(i) The Parties agree that, subject to Section 9.2, payment of the Company Termination Fee or the reimbursement of expenses in accordance with Section 9.3(f) shall, in the circumstances in which such fee and reimbursement of expenses is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the Company Termination Fee or the reimbursement of expenses pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following payment of the Company Termination Fee or the reimbursement of expenses in accordance with Section 9.3(f), (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(j) The Parties agree that, subject to Section 9.2, payment of the Parent Termination Fee or the reimbursement of expenses in accordance with Section 9.3(g) shall, in the circumstances in which such fee and reimbursement of expenses is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the Parent Termination Fee or the reimbursement of expenses pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following payment of the Parent Termination Fee or the reimbursement of expenses pursuant to this Section 9.3, (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(k) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

Section 10 MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 and Exhibit A shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval the Parent Board, the Merger Sub Board and the Company Managers at any time (whether before or after the adoption and approval of this Agreement by the Company’s members or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s members or stockholders, no amendment shall be made which by Law requires further approval of such members or stockholders without the further approval of such members or stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. A signature page to this Agreement (or any counterpart) may be executed by electronic signature (including any electronic signature complying with the ESIGN Act of 2000) and/or delivered by electronic transmission (including by facsimile or email), and when so executed or delivered shall have been duly and validly executed or delivered, and be valid and effective, for all purposes and shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6. Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect ab initio.

10.8 Notices. All notices, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of transmission) prior to 5:00 p.m. San Francisco time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

NTN Buzztime, Inc.

6965 El Camino Real, Suite 105-Box 517

Carlsbad, CA 92009

E-mail: allen.wolf@buzztime.com

Attn: Mr. Allen Wolff, Chairman and CEO

with a copy to (which shall not constitute notice):

Breakwater Law Group, LLP

415 S. Cedros, Suite 260

Solana Beach, CA 92075

E-mail: edwin@breakwaterlawgroup.com

Attn: Edwin Astudillo, Esq.

if to the Company:

Brooklyn Immunotherapeutics LLC

140 58th Street

Building A, Suite 2100

Brooklyn, NY 11220

E-mail: rguido@brooklynitx.com

Attn: Ronald Guido, Chief Executive Officer

with a copy to (which shall not constitute notice):

Akerman LLP

350 East Las Olas Boulevard, Suite 1600

Fort Lauderdale, FL 33301

E-mail: philip.schwartz@akerman.com; rema.awad@akerman.com

Attn: Philip B. Schwartz, Esq. and Rema Awad, Esq.

Any Party may change its address or email address by written notice to each other Party in accordance with this Section 10.8.

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and, to the extent of their respective rights pursuant to Section 5.6, the D&O Indemnified Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) The use of the word “or” shall not be exclusive.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations, and statutory instruments issued or related to such legislations.

(h) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections of Section 2 and Section 3, respectively, of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j) The term “made available” means, with respect to any documentation, that prior to 11:59 p.m. (San Francisco time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(k) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, NY are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(l) Reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(m) The terms “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof.

(n) Reference to any agreement, document or instrument (including this Agreement or any other agreement entered into in connection herewith) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof.

(o) Reference to the “material breach” of any Contract, including this Agreement, means (A) any material breach of, or material inaccuracy in, any representation or warranty made therein, (B) any material breach or failure to perform of any covenant, agreement or obligation therein, or any material default thereunder (including any designated “event of default”), or (C) any one or more other events the existence of which, individually or together, whether unconditionally or with the passing of time or the giving of notice, or both, would (1) constitute a material breach, failure or default referred to in immediately preceding clause (B), (2) result in the acceleration of, or permit any Person to accelerate, any monetary obligation, (3) constitute a breach, failure or default referred to in immediately preceding clause (B) that causes the abridgement, modification, acceleration, termination, revocation, rescission, redemption, cancellation or vesting of, or permits any Person to abridge, modify, accelerate, delay, condition, terminate, revoke, rescind, redeem or cancel, any material right, license, liability, benefit, debt, power, authority, privilege or obligation, or (4) requires, or permit any Person to require, the payment of a material monetary penalty or liquidated damages, and any reference to “breach” of any Contract shall have the same meaning without any of the materiality qualifiers.

(p) References to documents, certificates, instruments, leases, or agreements or other Contracts (including this Agreement) shall be deemed to refer as well to all addenda, exhibits, schedules, restatements, supplements, modifications or amendments thereto or thereof.

(q) With respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding.”

(r) The term “electronic transmission” means email and any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof.

(s) A “writing” shall include an electronic transmission.

(t) The term “termination” when used with respect to a period or agreement, shall include the expiration thereof.

(u) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to vary the definition of “Company Material Adverse Effect” or “Parent Material Adverse Effect”, or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(v) Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner; however, in interpreting the representations and warranties of this Agreement, the principle that the specific governs and controls the general shall apply (accordingly, by way of example but not by way of limitation, if there is a specific representation and warranty on the absence of infringement by the Company of the intellectual property rights of Third Parties that is qualified to the Knowledge of the Company, then there will be no breach of a general representation on the absence of undisclosed liabilities if the Company has infringed the intellectual property rights of a Third Party that was not to the Knowledge of the Company).

(w) The measure of a period of months or years for purposes of this Agreement shall be the date of the applicable following month or year corresponding to the starting date; provided that if no corresponding date exists, then the end date of such period shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18, one (1) month following March 31 is May 1, and one (1) year following February 29 is March 1 of the following year).

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

NTN BUZZTIME, INC.

By:	/s/ Allen Wolff
Name:	Allen Wolff
Title:	Chairman and Chief Executive Officer

BIT MERGER SUB, INC.

By:	/s/ Sandra Gurrola
Name:	Sandra Gurrola
Title:	Chief Executive Officer

BROOKLYN IMMUNOTHERAPEUTICS LLC

By:	/s/ Ronald Guido
Name:	Ronald Guido
Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions, other than a Parent Asset Sale, involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Anticipated Closing Date” means the anticipated Closing Date (as mutually agreed in good faith by Parent and the Company).

“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of Parent Common Stock, (i) the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Registration Statement becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of Parent, and (iii) at the time of the Parent Stockholders’ Meeting.

“Budget” means Parent’s operating budget for the period from the date hereof through the Anticipated Closing Date and which is set forth in Section 4.1(a) of the Parent Disclosure Schedule.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means, without duplication, all (a) cash and cash equivalents (excluding restricted cash), (b) marketable securities, (c) third party checks deposited or held in the applicable Person’s accounts that have not yet been cleared, and (d) interest and other receivables, to the extent determined to be collectible.

“Cash Determination Time” means the close of business on the last Business Day prior to the Anticipated Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control or treated as a single employer with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer, director or manager of the Company.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and 2.6(c).

“Company Contract” means any Contract: (a) to which the Company is a party; (b) by which the Company or any Company IP Rights or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company Equity” means all Units and Unit Equivalents.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), and 2.20 (No Financial Advisors).

“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company that is necessary for or used in the business of the Company as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Managers” means the Company’s Managers as defined in the Company Operating Agreement.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company operates, including any Effect arising or resulting from the COVID-19 pandemic or Governmental Body orders, recommendations or guidelines that apply to the industry in which Company operates and to the industry in which any of its customers operate and including, for the avoidance of doubt, any Effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Company prior to the date hereof; (b) acts of war, armed hostilities, terrorism, acts of God, natural disasters, pandemics, epidemics or disease outbreaks, (c) changes in financial, banking or securities markets or (d) the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company, relative to other similarly situated companies in the industries in which the Company operates.

“Company Operating Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated December 17, 2018, as amended by that First Amendment to Amended and Restated Limited Liability Company Agreement, dated August 11, 2020.

“Company Predecessor” means IRX Therapeutics, Inc.

“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Company Reverse Merger” means any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction involving the Company, on the one hand, and a company with securities registered under the Exchange Act, on the other hand, which (a) would be accounted for under GAAP as a reverse acquisition of such company by the Company, with the Company being treated as the accounting acquirer, and/or (b) would result in the direct or indirect beneficial owners of Company Equity directly or indirectly acquiring beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such company.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Managers Adverse Recommendation Change; (b) the Company Managers or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5).

“Company Balance Sheet” means the audited balance sheet of the Company as of December 31, 2019 (the “Company Balance Sheet Date”) made available to Parent.

“Company Pre-Merger Financing Transaction” means a capital raise by the Company in which the Company will sell its membership interests prior to the Effective Time to satisfy the condition in Section 7.6.

“Company Transaction Expenses” means the Transaction Expenses of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 25, 2020, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions between the Parties contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Creditable Parent Transaction Expenses” means all Parent Transaction Expenses relating to (a) the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and any related registration fees paid or payable to a financial printer or the SEC (for the avoidance of doubt, excluding any fees and expenses incurred for the preparation of such documents); and (b) the printing, mailing, courier and delivery of the documents described in the preceding clause (a) to Parent’s stockholders and to holders of Company Equity.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Eligible Audit Committee Member” means an individual who (a) satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, (or is exempt therefrom) in conformity with Section 803B of the NYSE American Company Guide, (b) is able to read and understand fundamental financial statements, a company’s balance sheet, income statement, and cash flow statement (c) has not participated in the preparation of the financial statements of Parent or the Company, or any current subsidiary thereof, within the past three years.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 1.5(a), the following ratio (rounded to eight decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Units, in which:

●	“Company Allocation Percentage” means 1.00 minus the Parent Allocation Percentage. For example, if the Parent Allocation Percentage were to be 5.92334495%, the Company Allocation Percentage would be 94.07665505%.

●	“Company Cash and Cash Equivalents Cap” means $15 million or, to the extent that Parent Net Cash is less than $0, the amount of Cash and Cash Equivalents on the Company’s balance sheet at the Closing in excess of $15 million up to the absolute amount of Parent Net Cash. For example, (i) if Parent Net Cash were $(1.0 million), then the $15 million cap referenced above would be increased to $16 million, (ii) if Parent Net Cash were $(2.0 million), then the $15 million cap referenced above would be increased to $17 million, and (iii) if Parent Net Cash were $(3.0 million), then the $15 million cap referenced above would be increased to $18 million.

●	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage.

●	“Company Outstanding Units” means the total number of Units outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Units basis and assuming, without limitation or duplication, the closing of the Company Pre-Merger Financing Transaction.

●	“Parent Allocation Percentage” means the Parent Initial Percentage as adjusted in accordance with the following calculations and in the following order:

○	first, if the condition set forth in Section 7.6 is satisfied, then the Parent Initial Percentage shall be reduced for each dollar of Cash and Cash Equivalents on the Company’s balance sheet at the Closing in excess of $10 million (but no more than the Company Cash and Cash Equivalents Cap); provided that the Parent Initial Percentage shall be reduced to no less than 5.61056106% pursuant to this subsection first (which is the maximum reduction if the amount of Cash and Cash Equivalents on the Company’s balance sheet at the Closing were to be $18 million or greater and if Parent Net Cash were $(3.0 million)); and

○	second, if the amount of Parent Net Cash determined pursuant to Section 5.18(a) is less than $0, then the Parent Initial Percentage, as adjusted pursuant to the subsection “first” above, shall be further reduced for every $50,000 that Parent Net Cash is less than $0 by 0.03920%, up to a maximum reduction of the Parent Initial Percentage to no less than 3.25856106% (if the Parent Initial Percentage is reduced to the maximum reduction level pursuant to subsection “first” above).

Exhibit F further illustrates the calculations to be made in determining the Exchange Ratio.

●	“Parent Initial Percentage” means 5.92334495%.

●	“Parent Outstanding Shares” means the Parent Fully Diluted Number.

●	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NYSE American).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors or the managers of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge” with respect to a particular fact or other matter means, with respect to an individual, that such individual is actually aware of the relevant fact or other matter or such individual would reasonably be expected to know such fact or other matter in the ordinary course of the performance of such individual’s employment or other service responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director (or manager, in the case of a limited liability company) of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter, provided, however, that (a) with respect to Parent, Parent shall have Knowledge if any officer or director of Parent as of the date such knowledge is imputed has Knowledge of such fact or other matter, and (b) with respect to the Company, the Company shall have Knowledge if any officer or Company Manager as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of the NYSE American or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Ordinary Course of Business” means, with respect to the Company, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and, with respect to Parent, means such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that, in the case of Parent, such actions may also include actions taken in the ordinary course of its operations as such operations have been conducted since restaurants and bars have been ordered by Governmental Bodies to shut down or close on-site dining since the latter half of March 2020, and such actions as are required to wind down its operations and/or to prepare for a Parent Asset Sale.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Affiliate” means any Person that is (or at any relevant time was) under common control or treated as a single employer with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Parent Asset Sale” means the sale, lease, exchange, transfer, license, acquisition or disposition of the assets of Parent in one or more transactions to unaffiliated third party or parties outside the normal course of business.

“Parent Associate” means any current or former employee, independent contractor, officer or manager of Parent.

“Parent Balance Sheet” means the unaudited consolidated interim balance sheet of Parent as of June 30, 2020 (the “Parent Balance Sheet Date”), included in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent set forth in Sections 3.6(a) and 3.6(c).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on the NYSE American for the five consecutive trading days ending five trading days immediately prior to the date upon which the Effective Time occurs.

“Parent Common Stock” means the common stock, $0.005 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent Fully Diluted Number” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (excluding any shares of Parent Common Stock held in treasury), after giving effect to the Parent Reverse Stock Split, if any, effected immediately prior to the Effective Time, expressed on a fully-diluted basis and assuming, without limitation or duplication, (i) the exercise in full of all Parent Options outstanding as of immediately prior to the Effective Time (excluding Parent Options that have an exercise price that is equal to or greater than the closing price of the Parent Common Stock on the NYSE American on the date immediately prior to the Anticipated Closing Date), (ii) with respect to Parent RSUs, the settlement of such Parent RSUs for shares of Parent Common Stock on a net settlement basis, (iii) the conversion in full of all shares of preferred stock of Parent outstanding as of immediately prior to the Effective Time based on their conversion price at such time, and (iv) the issuance of all shares of Parent Common Stock in respect of all other options, warrants, convertible securities, exchangeable securities, subscription rights, purchase or acquisition rights, conversion rights, exchange rights, or other Contracts that require Parent to issue any Parent Common Stock (but excluding any shares of Parent Common Stock reserved for issuance under any Parent Stock Plans which are not subject to outstanding awards granted thereunder).

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required) and 3.18 (No Financial Advisors).

“Parent IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Parent that is necessary for or used in the business of Parent as presently conducted.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent or its customers operate, including any Effect arising or resulting from the COVID-19 pandemic or Governmental Body orders, recommendations or guidelines that apply to the industry in which Parent operates and to the industry in which any of its customers operate and including, for the avoidance of doubt, any Effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent prior to the date hereof, (b) acts of war, armed hostilities, terrorism, acts of war, armed hostilities, terrorism, acts of God, natural disasters, pandemics, epidemics or disease outbreaks (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) the announcement of this Agreement or the pendency of the Contemplated Transactions, or (g) any action taken or not taken in connection with the Parent Asset Sale or as approved by Company or included in the Budget.

“Parent Net Cash” means (a) Parent’s Cash and Cash Equivalents as of the Cash Determination Time, minus (b) the sum of (without duplication) (i) Parent’s accounts payable and accrued expenses (other than accrued expenses which are Parent Transaction Expenses) and Parent’s other liabilities, in each case as of the Cash Determination Time, plus (ii) any Parent Transaction Expenses (including reasonable estimates of any such Transaction Expenses after the Cash Determination Time), plus (iii) the amounts payable (including estimated costs of benefits payments not paid in a lump sum) to Terminated Parent Service Providers in respect of their termination of employment or service pursuant to any Parent Benefit Plan, Parent Contract or applicable Law, together with the employer portion of employment Taxes associated with such payments or benefits, in each case, determined in a manner substantially consistent with the methodologies used to determine the Example Parent Net Cash Calculation. Notwithstanding the foregoing: (y) in no case shall Parent Net Cash be reduced for (A) any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the Agreement, the Merger or the other Contemplated Transactions and that may be brought in connection with or on behalf of any Parent securityholder’s interest in Parent Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy); or (B) any of the Creditable Parent Transaction Expenses that are unpaid by Parent as of or before the Cash Determination Time; and (z) any of the Creditable Parent Transaction Expenses paid by Parent as of or before the Cash Determination Time shall be added to Parent’s Cash and Cash Equivalents.

“Parent Net Cash Schedule” means a written schedule prepared in accordance with Section 5.18(a) and certified by the Chief Executive Officer of Parent, on behalf of Parent and not in his or her personal capacity, setting forth, in reasonable detail, Parent’s good faith estimate of Parent Net Cash as of the Anticipated Closing Date.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent Registered IP” means all Parent IP Rights that are owned by or exclusively licensed to Parent that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Parent RSUs” means restricted stock units issued by Parent.

“Parent Transaction Expenses” means the Transaction Expenses of Parent and Merger Sub.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent or any of its Subsidiaries, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or Parent or any of its Subsidiaries, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy and solicitation materials constituting the proxy statement/prospectus/information statement part of the Registration Statement or otherwise communicated to Parent’s or the Company’s stockholders in connection with the Merger or relating to the Parent Stockholders’ Meeting or the Company Member Written Consent, including letters to stockholders, notices of meeting and forms of proxy.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock and to submit the Parent Stockholder Matters for a vote by the holders of Parent Common Stock) to be filed with the SEC by Parent, including (a) a prospectus registering the public offering and sale of Parent Common Stock to holders of Company Equity in the Merger in exchange for their respective Company Equity in the Merger, and (b) the Proxy Statement; together with any amendments and supplements to such registration statement, prospectus (including free writing prospectus), or Proxy Statement, including pre- and post-effective amendments.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Reverse Merger Acquisition Proposal” means, with respect to the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Affiliates) contemplating or otherwise relating to a Company Reverse Merger.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Managers, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s members, as applicable, than the terms of the Contemplated Transactions, provided, however, that in no event shall a Reverse Merger Acquisition Proposal qualify as or constitute a Superior Offer.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to any Person, any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement or any other Transaction Document and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by such Person or its Subsidiaries, and for the Tail Policy.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Units” mean any equity interest in the Company, including any class, series or type of interest in the Company outstanding prior to the Effective Time.

“Unit Equivalents” shall mean any Unit convertible into or exchangeable for Units or any right, warrant or option to acquire Units or such convertible or exchangeable Units.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Allocation Certificate	5.15
Anti-Bribery Laws	2.22
Benefit Plan	2.17(a)
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	2.7(a)
Company Disclosure Schedule	Section 2
Company Dispute Notice	5.18(b)
Company Financial Statements	2.7(a)
Company Interim Financial Statements	2.7(a)
Company Managers Adverse Recommendation Change	5.2(b)
Company Managers Recommendation	5.2(b)
Company Material Contract	2.13(a)
Company Member Support Agreement	Recitals
Company Member Written Consent	Recitals
Company Notice Period	5.2(c)
Company Permits	2.14(b)
Company Plans	2.6(c)
Company Products	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.6
Company Termination Fee	9.3(b)
Continuing Employees	5.5
Costs	5.6(a)
D&O Indemnified Parties	5.6(a)
Dissenting Shares	1.8(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)
Foreign Plans	2.17(m)
HIPAA	22.14(g)
Intended Tax Treatment	5.10(a)
Investor Agreements	2.21(b)
Liability	2.9
Lock-Up Agreement	Recitals
Member Notice	5.2(b)
Merger	Recitals
Merger Consideration	1.5(a)(i)
Merger Sub	Preamble
NYSE Listing Application	5.9
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(b)
Parent Board Recommendation	5.3(b)

Parent Designees	5.14
Parent Disclosure Schedule	3
Parent Financial Advisor	3.23
Parent IP Agreements	3.10
Parent Material Contract	3.13(b)
Parent Net Cash Response Date	5.17(b)
Parent Notice Period	5.3(c)
Parent Permits	3.14(b)
Parent Products	3.14(d)
Parent Real Estate Leases	3.11
Parent Regulatory Permits	3.14(d)
Parent SEC Documents	3.7(a)
Parent Stock Plans	3.6(c)
Parent Stockholder Matters	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Stockholders’ Meeting	5.3(a)
Parent Termination Fee	9.3(e)
Post-Closing Plans	5.5
Pre-Closing Period	4.1(a)
Required Company Member Vote	2.4
Required Parent Stockholder Vote	3.4
Surviving Entity	1.1

EXHIBIT B-1

PARENT STOCKHOLDER SUPPORT AGREEMENT

EXHIBIT B-2

COMPANY MEMBER SUPPORT AGREEMENT

EXHIBIT C

ALLOCATION OF PARENT SECURITIES TO BE ISSUED IN THE MERGER

EXHIBIT D

STOCK REGISTRATION FORM

EXHIBIT E

FORM OF PARENT’S 2020 STOCK INCENTIVE PLAN

Attached

EXHIBIT F

ADJUSTMENT TO PARENT INITIAL PERCENTAGE

attached

Annex B-1
(Reverse Stock Split)

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
NTN BUZZTIME, INC.

NTN Buzztime, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1.	This Certificate of Amendment (the “Certificate of Amendment”) hereby amends the Corporation’s Restated Certificate of Incorporation (as amended prior to the date hereof, the “Certificate of Incorporation”) as set forth herein.

2.	The following paragraph is hereby added at the end of Article IV of the Certificate of Incorporation:

Effective at 6:00 p.m. (Eastern Time) (the “Reverse Split Effective Time”) on the effective date of the certificate of amendment adding this paragraph to Article IV of the Restated Certificate of Incorporation (the “Effective Date”), each [__] ([__]) share(s) of the Common Stock, par value $0.005 per share, of the Corporation outstanding or held in treasury as of immediately prior to the Reverse Split Effective Time shall, without any action on the part of the holder thereof, automatically be reclassified as and changed into one (1) share of Common Stock, par value $0.005 per share, of the Corporation (the “Reverse Split”); provided, however, that if the foregoing Reverse Split would result in the record account of any holder of Common Stock having a number of shares of Common Stock that is, in the aggregate, less than one (1) share (a “Fractional Share”), such Fractional Share shall, without any action on the part of the holder thereof, be automatically canceled and converted into the right to receive the Trading Value thereof upon surrender by the holder thereof of the certificate or certificates representing such Fractional Share. For purposes hereof, the term “Trading Value” of any Fractional Share shall mean the product of (A) the fraction to which the stockholder would otherwise be entitled multiplied by (B) the closing price of the common stock on the NYSE American on the date immediately following the Reverse Split Effective Time. From and after the Reverse Split Effective Time, each holder of a Fractional Share shall have no further interest as a stockholder in the Corporation in respect of such Fractional Share.

3.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this __ day of _________, 202_.

By:
Name:
Title:

B-1

Annex B-2
(Increase in Authorized Shares)

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
NTN BUZZTIME, INC.

NTN Buzztime, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1.	This Certificate of Amendment (the “Certificate of Amendment”) hereby amends the Corporation’s Restated Certificate of Incorporation (as amended prior to the date hereof, the “Certificate of Incorporation”) as set forth herein.

2.	The first sentence of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is 101,000,000 shares, of which 100,000,000 shares shall be Common Stock, par value $.005 per share, and 1,000,000 shall be Preferred Stock, par value $.005 per share.”

3.            The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this __ day of _________, 202_.

By:
Name:
Title:

B-2

Annex B-3
(Series A Voting Rights)

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
NTN BUZZTIME, INC.

NTN Buzztime, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1.	This Certificate of Amendment (the “Certificate of Amendment”) hereby amends the Corporation’s Restated Certificate of Incorporation (as amended prior to the date hereof, the “Certificate of Incorporation”) as set forth herein.

2.	Section (a)(2) of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“(2) Voting Rights.

(A) The holders of the Series A Preferred shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock, voting together as one class with the holders of Common Stock and any other class or series of Preferred Stock so voting as one class. Each share of the Series A Preferred shall entitle the holder thereof to a number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred could be converted pursuant to the first sentence of Section 4 of this Article IV on the record date for determining the stockholders entitled to vote, rounded to the nearest one-tenth of a vote; it being understood that whenever the “Conversion Rate” (as defined in Section 4 of this Article IV) is adjusted pursuant to Section 5 of this Article IV, the voting rights of the Series A Preferred shall also be similarly adjusted.

(B) Except as otherwise required by law, holders of the Series A Preferred shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock or any other class or series of preferred stock) for the taking of any corporate action.”

3.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this __ day of _________, 202_.

By:
Name:
Title:

B-3

Annex B-4
(Name Change)

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
NTN BUZZTIME, INC.

NTN Buzztime, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1.	This Certificate of Amendment (the “Certificate of Amendment”) hereby amends the Corporation’s Restated Certificate of Incorporation (as amended prior to the date hereof, the “Certificate of Incorporation”) as set forth herein.

2.	Article I of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The name of the corporation (the “Corporation”) is Brooklyn ImmunoTherapeutics, Inc.”

3.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this __ day of _________, 202_.

By:
Name:
Title:

B-4

Annex C

August 12th, 2020

Strategic Committee of the Board of Directors

NTN Buzztime, Inc. (NYSE American: NTN)

1800 Aston Avenue, Suite 100

Carlsbad, CA 92008 United States

Ladies and Gentlemen:

You have requested our opinion, in your capacity as the Strategic Committee (the “Strategic Committee”) of the Board of Directors (the “Parent Board”) of NTN Buzztime, Inc., a Delaware corporation (“Parent”) as to the fairness, from a financial point of view, to Parent, of the Merger Consideration to be paid by Parent pursuant to the terms of the proposed Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to be entered into by and among Parent, BIT Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Brooklyn ImmunoTherapeutics LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the August 11th, 2020 draft of the Merger Agreement provided to us by Parent (the “Draft Merger Agreement”).

As more specifically set forth in the Draft Merger Agreement, and subject to the terms, conditions and adjustments set forth therein, the Draft Merger Agreement provides for the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company, with the Company emerging as the surviving entity thereof (the “Merger”). By virtue of the Merger, each unit of Company Equity outstanding immediately prior to the Effective Time will be converted into such number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock, as is stated in the Draft Merger Agreement.

The Draft Merger Agreement provides that, as a result of the Merger, the former holders of Company Equity will own in the aggregate between approximately 94.08% and approximately 96.74% of the outstanding Parent Common Stock immediately following the Effective Time, and the stockholders of Parent immediately prior to the Effective Time will own in the aggregate between approximately 5.92% and approximately 3.26% of the outstanding Parent Common Stock immediately following the Effective Time, in each case, depending on the amount of Parent Net Cash as of the Closing and on the amount of Cash and Cash Equivalents and Liabilities the Company has on its balance sheet at the Closing. The Draft Merger Agreement also provides that certain conditions to the Closing are that at the Closing, the Company has not less than $10.0 million in Cash and Cash Equivalents on its balance sheet and not more than $750,000 of Liabilities, and that the deficit in Parent Net Cash at the Closing will not exceed $3.0 million.

We understand that Parent will seek to sell all or substantially all of its assets to a third party at or prior to the Closing (the “Asset Sale”), and that Parent will not enter into a definitive agreement for the Asset Sale without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

The Strategic Committee retained Newbridge Securities Corporation to render an opinion as to whether, on the date of such opinion, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to Parent’s common stockholders.

1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor www.newbridgesecurities.com

C-1

We have not been requested to opine to, and our opinion does not in any manner address the underlying business decision of the Company to proceed with or effect the Merger. In addition, we have not been requested to explore any alternatives to the Merger. Further, our opinion does not address the relative merits of the Merger as compared to any alternative business strategy that might exist for Parent, or the fairness of the Asset Sale by Parent.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, related-party transactions, and valuations for corporate and other purposes. We do not perform tax, accounting, or legal services, nor do we render such advice.

We were retained by the Strategic Committee to render this opinion and will receive a fee for this opinion. No portion of our fee is contingent upon consummation of the Merger nor is it contingent upon any recommendation of the Strategic Committee. In addition, Parent has agreed to indemnify us against certain liabilities arising out of our engagement and reimburse us for certain expenses in connection with our services. There are no material relationships that existed during the two years prior to the date of this opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between us and any party to the Merger. In the future, we may provide certain financial advisory and investment banking services to Parent and its affiliates for which we would expect to receive compensation.

Newbridge has not participated in, or provided advice with respect to, the structuring or negotiation of the Merger.

In connection with our review and analysis performed to render our opinion, among other things, we have:

●	Taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

●	Reviewed the Draft Merger Agreement, including the financial terms of the Merger described in the Draft Merger Agreement;

●	Reviewed publicly available financial information filed with the U.S. Securities & Exchange Commission regarding Parent, including Parent’s Annual Reports on Form 10-K for the fiscal years ended December 31st, 2019, and December 31st, 2018, the Parent’s Quarterly Reports on Form 10-Q through June 30th, 2020, and certain reports on material events filed on Forms 8-K between March 2nd, 2018 through August 7th, 2020;

●	Reviewed the Company’s audited financial statements for the fiscal years ended December 31st, 2019, and December 31st, 2018;

●	Reviewed certain information, including certain limited financial forecasts, relating to Parent and the Company that were furnished to us by the respective managements of Parent and the Company;

●	Conducted discussions with members of senior management and representatives of Parent and the Company concerning the matters described in the bullet point above;

●	Reviewed certain publicly available information concerning the trading of, and the trading market for, the Parent Common Stock;

●	Conducted discussions with members of senior management of Parent to understand Parent’s recent business history, steps taken to conserve cash in the last nine months, and multiple potential strategic alternatives;

1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor www.newbridgesecurities.com

C-2

●	Conducted discussions with members of senior management of the Company to understand the Company’s recent business history, potential near-term clinical milestones, and their operating budget through the three months ended March 31, 2022;

●	Reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

●	Reviewed and analyzed certain publicly available information relating to selected companies that we deemed relevant to our analysis;

●	Reviewed a financial model put together by the management team of the Company that had certain future revenue milestone and capital raise assumptions, and created a discounted cash-flow analysis based off of the model provided to us;

●	Reviewed and analyzed certain financial terms of the initial public offerings of certain companies that we deemed relevant to our analysis; and

●	Performed such other analyses and examinations and considered such other factors as we deemed appropriate for the purpose of rending our opinion.

In forming our opinion, we have had full access to, and full cooperation from, the Parties’ management teams, to ask questions and receive answers. Our opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including the limited financial forecasts and estimates, relating to the Parties provided to us, we have assumed that such financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management team of the Parties as to the future financial performance of the Parties and subsequent to the Merger.

In arriving at our opinion, we have assumed that the executed Merger Agreement will be identical in all material respects to the Draft Merger Agreement reviewed by us.

This opinion has been prepared for the information of the Strategic Committee for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to the Strategic Committee, to the Parent Board or any stockholder of Parent as to how any such board member or stockholder should vote on any matter relating to the Merger or any other matter. Except as described herein, this opinion is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge, except that this opinion may be reproduced in full in, and references to this opinion and to Newbridge and its relationship with Parent may be included in, filings made by Parent with the U.S. Securities & Exchange Commission and in any proxy statement or similar disclosure document delivered to stockholders of Parent.

We have tried to apply objective measures of value in rendering our opinion. However, such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our opinion due to events and fluctuating economic conditions occurring subsequent to the date of this opinion.

1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor www.newbridgesecurities.com

C-3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent’s common stockholders.

Sincerely,

Newbridge Securities Corporation

By:	/s/ G. Robert Abrams
G. Robert Abrams
Managing Director, Investment Banking
General Counsel and Director of Compliance

1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220 Fax: 561.229.1531

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor www.newbridgesecurities.com

C-4

Annex D-1

ASSET PURCHASE AGREEMENT

by and between

NTN BUZZTIME, INC.,

AND

EGAMES.COM HOLDINGS LLC

Dated: September 18, 2020

i

3.17 Taxes	23
3.18 Bank Accounts	24
3.19 Finder’s Fee	24
3.20 Labor and Employment Matters	24

Article IV REPRESENTATIONS AND WARRANTIES OF PURCHASER	25

4.1 Due Organization; Good Standing	25
4.2 Authorization; Binding Effect	25
4.3 Absence of Default; Non-Contravention; No Liens	25
4.4 Consents	26
4.5 Litigation	26
4.6 Financial Ability	26
4.7 Brokers and Finders	26
4.8 Independent Investigation	26

Article V COVENANTS AND OTHER AGREEMENTS	27

5.1 Mutual Cooperation	27
5.2 Conduct of Business	28
5.3 Accounts Receivable	29
5.4 Bank Accounts	29
5.5 Payment of Excluded Liabilities	29
5.6 Public Announcements	29
5.7 Non-Solicitation; Non-Competition.	30
5.8 Confidentiality	31
5.9 Exclusive Dealing	32
5.10 Proxy Statement	33
5.11 The Company’s Stockholders’ Meeting	33
5.12 Employee Matters	35
5.13 Access to Information	37
5.14 Bulk Sales Laws	37
5.15 [Intentionally Omitted]	37
5.16 Notification of Certain Matters; Other Agreements	37

Article VI INDEMNIFICATION	38

6.1 Indemnification	38
6.2 Survival of Representations and Warranties	39
6.3 Indemnification Escrow	39

ii

Article VII LIMITATIONS ON INDEMNIFICATION AND COOPERATION	39

7.1 Term	39
7.2 Indemnification Basket and Cap	39
7.3 Disregard of Qualifications	39
7.4 Procedures with Respect to Claims	39
7.5 Payment of Claims	40
7.6 Release of Indemnification Escrow	40

Article VIII CONDITIONS TO CLOSING	41

8.1 Conditions to the Obligations of Purchaser and the Company	41
8.2 Conditions to the Obligations of Purchaser	41
8.3 Conditions to the Obligations of the Company	41

Article IX TERMINATION	42

9.1 Termination	42
9.2 Effect of Termination	44
9.3 Termination Fees	44

Article X MISCELLANEOUS	45

10.1 Entire Understanding; Amendment; Severability	45
10.2 Further Assurances	45
10.3 Binding Effect	45
10.4 Assignment	45
10.5 Counterparts	46
10.6 Section Headings; Exhibits; Schedules	46
10.7 Governing Law; Jurisdiction	46
10.8 Notices	46
10.9 Expenses	46
10.10 Interpretation	47
10.11 Prevailing Party Attorney’s Fees	47
10.12 Other Remedies; Specific Performance	47
10.13 No Third Party Beneficiaries	47
10.14 Waiver	47
10.15 Rules of Interpretation	48

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of September 18, 2020 (the “Execution Date”), by and between eGames.com Holdings LLC, a Nevada limited liability company (“Purchaser”), and NTN Buzztime, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Company is engaged in the Business; and

WHEREAS, the Company desires to sell, and Purchaser desires to purchase, substantially all of the assets, rights and interests of the Company relating to the Business, upon the terms and subject to the conditions herein provided;

WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in this Agreement; and

WHEREAS, to induce the Company to enter into this Agreement, contemporaneous with the execution and delivery of this Agreement by the parties. the sole owner of Purchaser is providing a personal guarantee in favor of the Company guaranteeing the performance and payment obligations of Purchaser hereunder.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I
DEFINITIONS

The following terms used herein have the meanings specified in this Article I:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Accounts Receivable” has the meaning set forth in Section 2.1(b).

“Acquisition Inquiry” means, with respect to the Company, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by or on behalf of Purchaser or any of its Affiliates) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Purchaser or any of its Affiliates) contemplating or otherwise relating to any Acquisition Transaction with the Company.

“Acquisition Transaction” means any transaction or series of related transactions, other than a Company Merger, involving the sale, lease, exchange, transfer, license, acquisition or disposition of the Purchased Assets, in whole or in part, whether by merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction.

“Adverse Consequences” has the meaning set forth in Section 6.1(b).

“Advertiser” means the Person identified as an “Advertiser” or “Agency” in Advertising Agreements.

“Advertising Agreements” means the advertising agreements between the Company, on the one hand, and an Advertiser, on the other, pursuant to which the Company airs digital advertising content provided by such Advertiser on the Platform, including all amendments and insertion order forms related thereto.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Assignment and Assumption Agreement” has the meaning set forth in Section 2.10(a)(iv).

“Assumed Contracts” has the meaning set forth in Section 2.1(d).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Bill of Sale” has the meaning set forth in Section 2.10(a)(i).

“Blue Sky Laws” has the meaning set forth in Section 3.3(d).

“Bridge Loan” has the meaning set for the in Section 2.6.

“Bridge Note” has the meaning set for the in Section 2.6.

“Business” means the business of licensing the Platform and Business Hardware to Customers.

“Business Agreements” means, collectively, the Advertising Agreements, the Customer Agreements and the Service Provider Agreements.

“Business Day” means any day except a Saturday, a Sunday or any other federal holiday.

“Business Employee” means each employee of the Company or one of its Affiliates whose employment with the Company or such Affiliate is primarily dedicated to the Business (including any individual who is on short term disability, long-term disability, military leave or an approved leave of absence).

2

“Business Employee List” has the meaning set forth in Section 3.20(b).

“Business Hardware” means the tablets, tablet cases, charging racks, personal computer servers and related equipment owned by the Company and used in or to be used in the Business, including the foregoing items that are deployed in Customer sites or stored at the warehouse leased by the Company in Ohio.

“Claims Notice” has the meaning set forth in Section 7.4(a).

“Claims Response” has the meaning set forth in Section 7.4(a).

“Closing” has the meaning set forth in Section 2.9.

“Closing Date” has the meaning set forth in Section 2.9.

“Code” has the meaning set forth in Section 2.7.

“Company Board” has the meaning set forth in Section 2.10(a)(viii).

“Company Board Adverse Recommendation Change” has the meaning set forth in Section 5.11(b).

“Company Board Recommendation” has the meaning set forth in Section 5.11(b).

“Company Disclosure Schedule” has the meaning set forth in Article III.

“Company Financial Statements” has the meaning set forth in Section 3.4.

“Company Merger” means any transaction or series of related transactions involving any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which the Company or any of its subsidiaries is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries; or (iii) in which the Company or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries; provided, however, that such transaction or series of related transactions would not reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

“Company Notice Period” has the meaning set forth in Section 5.11(c).

3

“Company Required Approvals” means all consents, approvals, waivers, authorizations, notices and filings that are required to be listed and are listed on Schedule 3.3(b) hereto.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.9).

“Company’s Stockholders’ Meeting” has the meaning set forth in Section 5.11(a).

“Compliant Offer” has the meaning set forth in Section 5.12(h).

“Confidential Information” shall mean any information concerning the Business.

“Consultant Proprietary Information Agreements” has the meaning set forth in Section 3.7(c).

“Contract” means any contract, agreement, deed, mortgage, lease, license, instrument, note, commitment, indenture, legally enforceable undertaking or other legally enforceable arrangement, whether written or oral.

“Customer” means the Person identified as a “Customer” in Customer Agreements.

“Customer Agreements” means the service agreements between the Company, on the one hand, and a Customer, on the other, pursuant to which the Company licenses to such Customer the right to use the Platform and the Business Hardware, including all amendments thereto and all order forms related thereto.

“Domain Name Assignment” has the meaning set forth in Section 2.10(a)(ii).

“Employee Proprietary Information Agreements” has the meaning set forth in Section 3.7(c).

“End Date” has the meaning set forth in Section 9.1(b).

“Exchange Act” has the meaning set forth in Section 3.3(d).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Exclusivity Period” has the meaning set forth in Section 5.9(a).

“Execution Date” has the meaning set forth in the preamble of this Agreement.

4

“Fraud” means actual and knowing common law fraud (and not negligent misrepresentation or omission or any form of fraud based on recklessness or negligence).

“GAAP” means United States Generally Accepted Accounting Principles.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Indemnity Cap” has the meaning set forth in Section 7.2.

“Indemnification Escrow Account” means the account established with Indemnification Escrow Agent and governed by the Indemnification Escrow Agreement.

“Indemnification Escrow Agent” means the entity designated to serve as escrow agent under the Indemnification Escrow Agreement and mutually acceptable to the Company and Purchaser.

“Indemnification Escrow Agreement” means an escrow agreement to be entered into between the Company, Purchaser and the Indemnification Escrow Agent on or prior to the Closing Date on such terms as are mutually acceptable to the parties thereto and are consistent with the terms hereof.

“Indemnification Fund” means an amount equal to the Indemnity Cap.

“Indemnified Parties” and “Indemnified Party” has the meaning set forth in Section 6.1(a).

“Indemnity Basket” has the meaning set forth in Section 7.2.

“Independent Accountant” has the meaning set forth in Section 2.7.

“Initial Allocation” has the meaning set forth in Section 2.7.

“Insurance Policies” has the meaning set forth in Section 3.11.

“Intellectual Property” means all intellectual property and know-how, whether protected, created or arising under domestic or international laws, including (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) all trademarks and service marks (registered, unregistered, and those arising by common law), trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (iii) all internet domain names; (iv) all copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof relating to any work of authorship, and any rights arising from artwork, package labeling, designs, publicity, advertising copy, and promotional materials; (iv) all trade secrets, know-how and similar confidential and proprietary information protected by the Uniform Trade Secrets Act or similar legislation; (v) all intellectual property rights arising from or relating to the foregoing; (vi) all rights to sue and recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment of the foregoing; and (vii) all contract rights relating to or under the foregoing.

5

“Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to any Intellectual Property that is used in or necessary for the conduct of the Business as currently conducted to which the Company is a party, beneficiary or otherwise bound, excluding nonexclusive licenses or other agreements for software or services used in or necessary for the conduct of the Business as currently conducted that are generally commercially available.

“Intellectual Property Registrations” means all NTN IP that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Intellectual Property Registrations Materials” has the meaning set for the in Section 3.7(a).

“Interactive Entertainment Business” has the meaning set forth in Section 5.7(a).

“Inventory” has the meaning set forth in Section 2.1(a).

“IP Consultant” has the meaning set forth in Section 3.7(c).

“Knowledge” of the Company or any similar phrase means, with respect to any fact or matter, the actual knowledge of the following individuals, after consultation and discussion with their direct reports: Sandra Gurrola or Allen Wolff.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any mortgage, pledge, lien, security interest, charge, claim, equitable interest, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including a capital lease), transfer for the purpose of subjection to the payment of any indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom.

6

“Material Adverse Effect” has the meaning set forth in Section 3.3(a).

“Material Contract” has the meaning set forth in Section 3.9.

“NDA” means that certain non-disclosure, confidentiality or similar agreement between the parties dated May 29, 2020 as the same may be amended or superseded from time to time.

“NTN IP” has the meaning set forth in Section 2.1(e).

“Offer Employee” has the meaning set forth in Section 5.12(e).

“Ordinary Course” means, with respect to an action taken by a Person: (i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; provided, however, that, with respect to the Company, such actions may also include actions taken in the ordinary course of its operations as such operations have been conducted since restaurants and bars have been ordered by Governmental Authorities to shut down or close on-site dining since the latter half of March 2020 due to the COVID-19 pandemic, and such actions to wind down its operations and/or to prepare for the transactions contemplated by this Agreement or the Company Merger; (ii) such action is not required to be authorized by the board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and (iii) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person; provided, however, that, with respect to the Company, such actions may also include actions taken in the ordinary course of its operations as such operations have been conducted since restaurants and bars have been ordered by Governmental Authorities to shut down or close on-site dining since the latter half of March 2020 due to the COVID-19 pandemic, and such actions to wind down its operations and/or to prepare for the transactions contemplated by this Agreement or the Company Merger.

“Other Agreement” has the meaning set forth in Section 3.2(a).

“Patent and Trademark Assignment” has the meaning set forth in Section 2.10(a)(iii).

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Liens” has the meaning set forth in Section 3.13(a).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

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“Platform” means the interactive entertainment network and services offered by the Company and through which entertainment offerings (such as, trivia, sports, card and arcade games) are available to end users and on which advertisements are aired.

“Pre-Closing Tax Period” has the meaning set forth in Section 2.2(j).

“Proxy Statement” has the meaning set forth in Section 3.3(d).

“Purchase Price” means $2,000,000.

“Purchase Price Balance” means the amount of cash equal to the Purchase Price minus the sum of (i) principal amount of the Bridge Loan and (ii) an amount equal to the Indemnification Fund.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchaser Benefit Plans” has the meaning set forth in Section 5.12(h).

“Purchaser Charter Documents” has the meaning set forth in Section 4.1.

“Purchaser Termination Fee” has the meaning set forth in Section 9.3(a).

“Registered Intellectual Property” means all of United States and foreign: (1) patents and applications for patent; (2) registered trademarks, applications to register trademarks, including intent-to-use applications and other registrations or applications related to trademarks; (3) copyright registrations and applications to register copyrights; (4) URL registrations and applications to register URLs; and (5) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, accountants, counsel, consultants, advisors and agents.

“Required Company Stockholder Vote” has the meaning set forth in Section 3.3(e).

“Response Period” has the meaning set forth in Section 7.4(a).

“Securities Act” has the meaning set forth in Section 3.3(d).

“Service Provider Agreements” means the service provider agreements between the Company, on the one hand, and the service provider party thereto, on the other, pursuant to which the Company engages the service provider as an independent contractor to install the equipment used by Customers to access the Platform and to service and de-install the same, including all amendments and work orders related thereto.

“Software” has the meaning set forth in Section 2.1(f).

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“Superior Offer” means an unsolicited bona fide written Acquisition Proposal that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Company Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to the Company’s stockholders, than the terms of the transactions contemplated herein.

“Survival Date” has the meaning set forth in Section 7.1.

“Tax” or “Taxes” means any taxes, levies, imposts, duties, fees, assessments, deductions, withholdings or other charges of whatever nature, including income, gross receipts, profits, excise, real estate property, personal property, sales, use, customs, value added, consumption, transfer, license, lease, payroll, employment, unemployment, severance, environmental, transfer, documentary, stamp, alternative or add-on minimum, disability, registration, employee income, estimated, withholding, social security (or similar), and franchise taxes, now or hereafter imposed or levied by the United States of America or any state, local, municipal or foreign government, or by any department, agency or other political subdivision or taxing authority thereof or therein, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, all deposits required in connection therewith, and all interests, penalties, additions to tax, and other similar liabilities with respect thereto.

“Tax Returns” has the meaning set forth in Section 3.17.

“Third Party Claim” has the meaning set forth in Section 7.4.

“Transferred Business Employee” has the meaning set forth in Section 5.12(f)(iii).

“Willful Breach” means a breach or failure to perform that is a consequence of an act or failure to act of a Person, with knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that taking, or failing to take, such act would, or would be reasonably expected to, result in, cause or constitute a breach of this Agreement.

Article II

PURCHASE AND SALE

2.1 Purchased Assets. Subject to the terms and conditions set forth in this Agreement, the Company hereby agrees to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser hereby agrees to purchase from the Company on the Closing Date, all of the Company’s right, title and interest on the Closing Date in and to the assets (other than the Excluded Assets) relating to the Business (collectively, the “Purchased Assets”), free and clear of all Liens, except for Permitted Liens, including the following:

(a) Inventory. All of the inventory of the Company wherever located (including that inventory listed in Schedule 2.1(a) hereto) and all other inventory, whether or not carried or reflected on the books and records of the Company), whether finished products, raw materials, supplies, work-in-process or otherwise (the “Inventory”);

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(b) Accounts Receivable. All of the rights of the Company to payments and all accounts receivable from Customers and others, notes and other receivables (whether current or non-current) and in and to any income and payments due to the Company arising out of the Business as set forth on Schedule 2.1(b) hereto (the “Accounts Receivable”), rights to invoice or otherwise charge customers of the Business for products and services regardless of when furnished and any and all payments made to the Company for Accounts Receivable subsequent to the Closing Date;

(c) FF&E. All furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property used in the Business as set forth on Schedule 2.1(c) hereto;

(d) Assumed Contracts. All right, title and interest of the Company, as of the Closing Date, in and to the Business Agreements and the contracts and agreements described on Schedule 2.1(d) hereto (collectively, the “Assumed Contracts”) and all of the rights (including rights to refunds and offset), privileges, claims, causes of action and options of the Company relating or pertaining to the Assumed Contracts or any portion thereof;

(e) Intangible Assets. All of the Company’s or any of its Affiliates’ right, title and interest in any Intellectual Property used in the Business including the Registered Intellectual Property, the Intellectual Property Registrations Materials, and corporate names, along with all income, royalties, damages and payments due or payable to the Company (including damages and payments for past, present or future infringement or misappropriation and the right to sue and recover for past infringement or misappropriation), any and all corresponding rights that, now or hereafter, may be secured throughout the world, and all goodwill related to any and all of the foregoing (collectively, the “NTN IP”);

(f) Software. All computer software (including data and related documentation, to the extent such computer software is transferable or assignable); and other proprietary rights and all copies and tangible embodiments of the foregoing (in whatever form or medium) (the “Software”);

(g) Bank Accounts. All of the right, title and interest of the Company in and to the bank accounts, cash management accounts and money market accounts set forth in Schedule 2.1(g) hereto (collectively, the “Business Bank Accounts”);

(h) Books and Records. All customer lists, marketing materials, lists of vendors and suppliers, purchase orders, product research and development records, quality control records, test results, logs, books, files, manuals, product and sales literature, sales leads and marketing files, correspondence, if any, and other business records pertaining to the Business, in physical, electronic or other form; and

(i) Permits. To the extent transferable, all franchises, certificates, licenses, permits, orders, approvals and others authorizations from any governmental or self-regulatory organization of or issued to the Company pertaining to the Business, including without limitation, those set forth in Schedule 2.1(i) hereto.

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(j) Canadian Subsidiary. The Company’s ownership interest in its subsidiary listed on Schedule 2.1(j).

2.2 Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”):

(a) all cash and cash equivalents;

(b) all rights, claims and credits of the Company to the extent relating to any other Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of the Company in respect of any other Excluded Asset or any Excluded Liability;

(c) all minute books, stock records and corporate seals;

(d) the shares of capital stock of the Company held in treasury;

(e) all of the Company’s books and records other than those related to the Business;

(f) all assets of or related to the Company’s employee benefit plans;

(g) all rights that accrue or will accrue to the Company or any of its Affiliates pursuant to or under any of the Transaction Documents or any transaction documents related to a Company Merger;

(h) all Contracts that are not Assumed Contracts;

(i) all insurance policies of the Company or any of its Affiliates, and all rights to applicable claims and proceeds thereunder (and Purchaser acknowledges that, as of the Closing, the Business and the Assets shall cease to be insured by any insurance policies of the Company or any of its Affiliates);

(j) all Tax Returns of the Company and the benefit of any prepaid Taxes and Tax refunds relating to the Purchased Assets or the Business that are in existence as of the Closing Date or that are allocable to (i) any Tax period ending at or before the Closing Date and (ii) the portion of any Tax period which begins on or before and ends after the Closing Date, comprising the period beginning on the first day of such period and ending on the Closing Date (each, a “Pre-Closing Tax Period”), except to the extent expressly agreed by this Agreement to be transferred to Purchaser at the Closing;

(k) all rights of the Company under this Agreement and the Other Agreements or any transaction documents related to a Company Merger; and

(l) the other assets, properties and rights specifically set forth on Schedule 2.2(e).

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2.3 Assumed Liabilities. Subject to the terms and conditions set forth herein, Purchaser shall assume and agree to pay, perform and discharge only: (i) the trade accounts payable and other accrued Liabilities of the Company arising in the Ordinary Course of the Business as of the Closing Date; (ii) all Liabilities relating to, arising out of or resulting from the Assumed Contracts; (iii) the intercompany liability the Company owes to the subsidiary listed on Schedule 2.1(j); (iv) all Liabilities relating to, arising out of or resulting from the operation of the Business from and after the Closing Date; (v) all Liabilities relating to infringement or alleged infringement of any Third Party Intellectual Property Rights by the Purchased Assets to the extent relating to, arising out of or resulting from the use of the Purchased Assets after the Closing Date; (vi) any and all Taxes imposed with respect to, arising out of, or relating to the Business, the Purchased Assets or the Assumed Liabilities to the extent allocable to any period other than a Pre-Closing Tax Period; and (vii) all Liabilities in respect of Transferred Business Employees to the extent arising out of or relating to facts, circumstances or conditions existing on or after the Closing Date (collectively, the “Assumed Liabilities”), and no other Liabilities.

2.4 Excluded Liabilities. Notwithstanding the provisions of Section 2.3 or any other provision in this Agreement to the contrary, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of the Company of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”). The Company shall, and shall cause each of their respective Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include the following:

(a) any Liabilities of the Company arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement and the transactions contemplated by this Agreement, including fees and expenses of counsel, accountants, consultants, advisers and others;

(b) any Liabilities for Taxes of the Company or relating to the Business, the Purchased Assets or the Assumed Liabilities for any Pre-Closing Tax Period;

(c) any Liabilities relating to or arising out of the Excluded Assets;

(d) any Liabilities in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets to the extent such Action relates to such operation prior to the Closing Date;

(e) any recall, design defect or similar claims of any products manufactured or sold or any service performed by the Company;

(f) any Liabilities of the Company arising under or in connection with any benefit plan providing benefits to any present or former employee of the Company;

(g) any Liabilities of the Company for any present or former employees, officers, directors, retirees, independent contractors or consultants of the Company, including any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments;

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(h) any Liabilities under environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing prior to the Closing Date or otherwise to the extent arising out of any actions or omissions of the Company; or

(i) any trade accounts payable of the Company (other than as specifically included in Assumed Liabilities).

2.5 Purchase Price. In consideration of the transfer of the Purchased Assets to Purchaser, subject to the terms and conditions hereof and in consideration of the representations, warranties, covenants and other agreements set forth in this Agreement, Purchaser hereby agrees to pay the Purchase Price to the Company on the Closing Date; provided, however, the parties agree and acknowledge that the portion of the Purchase Price equal to the Bridge Loan will be paid at the Closing through the cancellation of the Bridge Note as contemplated in Section 2.6 and a portion of the Purchase Price equal to the Indemnification Fund will be deposited into the Indemnification Escrow Account as contemplated by the Indemnification Escrow Agreement.

2.6 Bridge Loan. Concurrently with the execution of this Agreement, the Company is issuing to Fertilemind Management, LLC, an affiliate of Purchaser, a promissory note (the “Bridge Note”) evidencing a $1,000,000 loan made by Fertilemind Management, LLC, on behalf of Purchaser, to the Company (the “Bridge Loan”) on the date hereof by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser. At the Closing, all amounts outstanding under the Bridge Note, including all accrued and unpaid interest, will be applied toward the Purchase Price at the Closing, and the Bridge Note will be deemed paid in full, marked as cancelled and returned to the Company. The Company acknowledges and agrees that the proceeds of the Bridge Loan shall be used solely for payment of obligations owed under the Company’s term loan, obligations related to the transactions contemplated hereby and the Company Merger, and other general working capital purposes.

2.7 Allocation of Purchase Price. No later than sixty (60) days following the Closing Date, the Purchaser shall deliver a draft allocation of the consideration paid by Purchaser for the Purchased Assets to the Company (the “Initial Allocation”). Such allocation shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company shall have a period of thirty (30) days following the delivery of the Initial Allocation to present in writing to Purchaser notice of any objections it may have to the allocations set forth therein. Unless the Company timely objects, the Initial Allocation shall be binding on the parties without further adjustment. If the Company timely objects, the Company and the Purchaser shall negotiate in good faith and use their reasonable best efforts to resolve any dispute. If the parties fail to agree within thirty (30) days, then any disputed items shall be resolved by a nationally recognized independent accounting firm jointly selected by the parties (the “Independent Accountant”), whose determination shall be final and binding on the parties. The costs, fees and expenses of the Independent Accountant shall be borne equally by Purchaser and the Company. Neither Purchaser nor the Company will take a position on any Tax Return or in any judicial proceeding that is in any manner inconsistent with the terms of any such finally determined allocation.

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2.8 Sales and Transfer Taxes and Fees; Assessments and Transfer Fees. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne and paid by the Company when due. The Company shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Purchaser shall reasonably cooperate with respect thereto as necessary).

2.9 The Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) and concurrently with the closing of the Company Merger, or at such other date as the parties may agree (the “Closing Date”) by using electronic mail, courier, facsimile or hand delivery, or such other manner or place as the parties may mutually agree upon. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. New York time on the Closing Date.

2.10 Closing Deliveries.

(a) At the Closing on the Closing Date, the Company shall deliver to Purchaser the following:

(i) a Bill of Sale covering the Purchased Assets in the form attached hereto as Exhibit A, duly executed by the Company (the “Bill of Sale”);

(ii) a domain name assignment agreement, in the form attached hereto as Exhibit B, duly executed by the Company (the “Domain Name Assignment”);

(iii) a trademark assignment agreement and a patent assignment agreement, each sufficient for filing with the U.S. Patent and Trademark Office to record the transfer of the Intellectual Property Registrations owned by the Company, in the forms attached hereto as Exhibit C, each duly executed by the Company (collectively, the “Patent and Trademark Assignment”);

(iv) an Assignment and Assumption Agreement in the form attached hereto as Exhibit D and relating to the Assumed Contracts, duly executed by the Company (the “Assignment and Assumption Agreement”);

(v) to the extent Purchaser provides the Company with a list of designees prior to the Closing, evidence satisfactory to Purchaser that such Purchaser designees have been added as authorized signatories with respect to the Company’s bank accounts set forth on Schedule 2.1(g) pursuant to Section 5.4;

(vi) evidence of all of the Company Required Approvals;

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(vii) a certificate, dated as of the Closing Date and signed by a duly authorized officer of the Company, stating on behalf of the Company that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied;

(viii) a certificate, dated as of the Closing Date and signed by the corporate secretary of the Company, certifying (i) copies of the Company’s organizational and governing documents; and (ii) copies of the resolutions duly adopted by the Company’s board of directors (the “Company Board”), authorizing the execution, delivery and performance of this Agreement and the agreements listed in clauses (i) to (iv) above and clause (xi) below;

(ix) evidence, in a form reasonably acceptable to Purchaser, of the release of all Liens on the Purchased Assets, other than Permitted Liens;

(x) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that the Company is not a foreign person within the meaning of Section 1445 of the Code duly executed by the Company;

(xi) the Indemnification Escrow Agreement, duly executed by the Company; and

(xii) such other documents as Purchaser may reasonably request for the purpose of otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

(b) At the Closing on the Closing Date, Purchaser shall deliver to the Company the following (except with respect to the deliverable described in clause (ii), which shall be delivered as described therein):

(i) the Purchase Price Balance by wire transfer in immediately available funds to a single account in accordance with the written wire transfer instructions provided by the Company;

(ii) an amount equal to the Indemnification Fund by wire transfer in immediately available funds to the Indemnification Escrow Account;

(iii) the Bill of Sale, duly executed by Purchaser;

(iv) the Domain Name Assignment, duly executed by Purchaser;

(v) the Patent and Trademark Assignment, duly executed by Purchaser;

(vi) the Assignment and Assumption Agreement, duly executed by Purchaser;

(vii) the Indemnification Escrow Agreement, duly executed by Purchaser; and

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(viii) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Purchaser, stating on behalf of Purchaser that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied; and

(ix) a certificate, dated as of the Closing Date and signed by a the corporate secretary of Purchaser, certifying (i) copies of Purchaser’s organizational and governing documents; and (ii) copies of the resolutions duly adopted by Purchaser’s board of directors, authorizing the execution, delivery and performance of this Agreement and the agreements listed in clauses (ii) to (vii) above.

2.11 Withholding. Purchaser shall be entitled to deduct and withhold from the consideration payable to the Company hereunder all Taxes that Purchaser may be required to deduct and withhold under any provision of Tax law. All such withheld amounts shall be treated as delivered to the Company hereunder.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser, except as disclosed in the disclosure schedule delivered by the Company to Purchaser concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), as of the Execution Date and as of the Closing Date, as follows:

3.1 Due Organization; Good Standing. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company has the corporate power and authority to carry on its business as now conducted, to own and operate the properties and assets which comprise the Business (including the Purchased Assets) now owned and operated by it. The copies of the Company’s certificate of incorporation and by-laws (in each case, as amended to date) and other organizational documents that have been previously delivered or made available to Purchaser are true, complete and correct. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would materially impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

3.2 Authorization; Binding Effect.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and any instrument of assumption or other agreements, instruments, certificates, schedules or documents executed or delivered pursuant to this Agreement (each, an “Other Agreement” and, collectively, the “Other Agreements”) and to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the Other Agreements to which the Company is a party have been duly authorized by the Company, and, other than obtaining the Required Company Stockholder Vote, to the extent the sale of the Purchased Assets constitutes the sale of all or substantially all of the property and assets of the Company within the meaning of Section 271 of the DGCL, no other corporate proceeding and no further corporate action is necessary on the part of the Company to make this Agreement or any Other Agreement to which it is a party authorized, legal, valid and binding upon the Company in accordance with its terms.

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(b) This Agreement and each Other Agreement to which the Company is a party has been duly executed and delivered by the Company and this Agreement and each such Other Agreement constitutes, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

3.3 Absence of Default; Non-Contravention; No Liens; Consent.

(a) The Company is not (i) in default under or in violation of any agreement relating to or included in the Purchased Assets, or (ii) in violation of any law, ordinance, rule, regulation, or directive, in each case, the default or the violation of which would have a material adverse effect on the Purchased Assets or the Business (a “Material Adverse Effect”).

(b) Subject to obtaining the Required Company Stockholder Vote, to the extent the sale of the Purchased Assets constitutes the sale of all or substantially all of the property and assets of the Company within the meaning of Section 271 of the DGCL, and except as set forth in Schedule 3.3(b), neither the execution nor delivery of this Agreement or any Other Agreement to be executed and delivered by the Company pursuant hereto or in connection herewith, nor the fulfillment of, nor compliance with, the terms and provisions hereof or thereof, nor the consummation of the transactions contemplated hereby or thereby, will (i) result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation or termination of, or conflict with or give any third party the right to accelerate the performance provided by the terms of, (A) the certificate of incorporation or by-laws of the Company (in each case, as amended to date) or (B) any Contract material to the Purchased Assets to which the Company is a party or by which the Company is bound or any of the Assumed Contracts, (ii) violate any provision of any Law to which the Purchased Assets are subject or the Company is bound, or (iii) result in the creation or imposition of any Lien on any of the Purchased Assets.

(c) All the Assumed Contracts are in full force and effect and are enforceable by the Company in accordance with their terms. The Company has not violated or breached in any material respect, or committed any material default under, any Assumed Contract and, to the Knowledge of the Company, no other party to any Assumed Contract has violated or breached in any material respect, or committed any material default under any Assumed Contract. The Company has not received any written notice regarding any actual or possible violation or breach by the Company of, or default under, any Assumed Contract.

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(d) No consent, approval or authorization of, or designation, declaration or filing with any of Governmental Authority on the part of the Company is required in connection with the execution or delivery by the Company of this Agreement, any Other Agreement or the consummation of the transactions contemplated hereby or thereby except (i) for (A) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or state securities or “blue sky” laws (“Blue Sky Laws”), (B) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a proxy statement or a registration statement (as amended or supplemented from time to time the “Proxy Statement”), and other written communications that may be deemed “soliciting materials” under Rule 14a-12, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of transactions contemplated by this Agreement.

(e) To the extent the sale of the Purchased Assets constitutes the sale of all or substantially all of the property and assets of the Company within the meaning of Section 271 of the DGCL, a resolution adopted by the holders of a majority of the outstanding stock of the Company entitled to vote thereon authorizing the transactions contemplated by this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve such contemplated transactions.

3.4 Financial Statements. True and complete copies of (i) the audited consolidated balance sheets, statements of operations, cash flows and statements of shareholders’ equity, in each case, for the fiscal year ended December 31, 2019 are included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC, and (ii) the unaudited consolidated balance sheets, statements of operations, cash flows and statements of shareholders’ equity, in each case, for the three and six-month periods ended June 30, 2020 is included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC (collectively, and including the notes thereto, if any, the “Company Financial Statements”). The Company Financial Statements were prepared on a basis consistent with the prior year. Except as indicated in the Company Financial Statements (including any notes thereto, if any), the Company Financial Statements (including the notes thereto, if any) are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates that they were prepared and the results of operations of the Company for the periods indicated.

3.5 Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.5, there are no liabilities or obligations of any nature whatsoever (whether absolute, contingent or otherwise, matured or unmatured, known or unknown, written or oral) which constitute a Lien on any of the Purchased Assets, which are not shown on the Company Financial Statements. The Company does not know or have reasonable grounds to know of any basis for assertion against the Purchased Assets of any claim or liability of any nature in any amount.

3.6 Absence of Certain Changes. Since January 1, 2020, except as disclosed in the Company’s reports filed with the SEC since that date, the Business has been conducted in the Ordinary Course, and there has not been (i) any change, event, effect or occurrence that has had or is reasonably expected to have a Material Adverse Effect; (ii) any material damage, destruction, casualty or loss with respect to any of the Purchased Assets; (iii) entry into any Contract that would constitute a Material Contract; (iv) acceleration, termination, material modification to or cancellation of any Material Contract; (v) any sale or licenses of material assets, including the Company’s Intellectual Property; (vi) adoption, material modification or termination of any employment, severance, retention or other agreement with any current or former employee, independent contractor or consultant, whether written or oral; or (vii) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its members, officers and employees.

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3.7 Intellectual Property.

(a) Schedule 3.7(a) lists all (i) Intellectual Property Registrations and (ii) NTN IP, including software, that are not registered but that are material to the operation of the Business. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing. The Company has provided Purchaser with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations (the “Intellectual Property Registrations Materials”).

(b) Schedule 3.7(b) lists all Intellectual Property Agreements. The Company has provided Purchaser with true and complete copies of all such Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Intellectual Property Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. To the Company’s Knowledge, none of the Company or any other party thereto is in material breach of or default under (or is alleged to be in breach of or default under), or has provided or received any written notice of breach or default of or any intention to terminate, any Intellectual Property Agreement. To the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Intellectual Property Agreement or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

(c) The Company is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the NTN IP, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Business as currently conducted, in each case, free and clear of Liens, except for Permitted Liens. Without limiting the generality of the foregoing, the Company has had each current and former employee execute a written Contract under which such employee irrevocably assigned any Intellectual Property developed by such employee for the Company material to the Business to the Company, substantially in the Company’s standard form for employees (the “Employee Proprietary Information Agreements”), and the Company has had each current and former IP Consultant execute a written Contract under which such IP Consultant has irrevocably assigned any Intellectual Property developed by such IP Consultant material to the Business for the Company to the Company, substantially in the Company’s standard form (the “Consultant Proprietary Information Agreements”). The Company has made available to Purchaser a copy of the Employee Proprietary Information Agreements and the Consultant Proprietary Information Agreements. For purposes of this Agreement, “IP Consultant” means any Person engaged by the Company to provide services to the Company that resulted in development of Intellectual Property material to the Business.

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(d) The NTN IP and Intellectual Property licensed under the Intellectual Property Agreements are all of the Intellectual Property necessary to operate the Business as presently conducted. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Purchaser’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

(e) No license or sublicense fees, royalties, honorariums or other fees are payable by the Company to any other Person in connection with the Company’s ownership and use of the NTN IP or the Company’s ownership, use, sale, licensing, sublicensing or distribution of products covered by the NTN IP.

(f) None of the Intellectual Property has been abandoned and no proceeding is pending, instituted or, to the Knowledge of the Company, threatened, which challenge the validity of the ownership by the Company of, or right of the Company to use, such Intellectual Property. The Company has not entered into any patent or trademark license, technology transfer, or non-competition agreement relating to the Purchased Assets.

(g) Since January 1, 2018, the conduct of the Business and the Purchased Assets and Intellectual Property licensed under the Intellectual Property Agreements owned, licensed or used by the Company, have not infringed, misappropriated, diluted or otherwise violated, and have not, do not and will not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property or other rights of any Person that have not been resolved or settled. Since January 1, 2018, to the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any NTN IP.

(h) To the Company’s Knowledge, there are no Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company in connection with the Business; (ii) challenging the validity, enforceability, registrability or ownership of any NTN IP or the Company’s rights with respect to any NTN IP; or (iii) by the Company or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of any NTN IP. The Company is not subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any NTN IP.

3.8 Technology and Know-How. Other than nonexclusive licenses or other software or services used in or associated with the Business that are generally commercially available, all of the technology and know-how used in the Business are owned exclusively by the Company, free and clear of all Liens, infringements, licenses, restrictions and encumbrances of any kind whatsoever, except for Permitted Liens. To the Company’s Knowledge, no proceedings are pending and no claim has been made which challenges the rights of the Company in respect of any of the technology and know-how. None of the technology and know-how is subject to any outstanding order, decree, judgment or stipulation or, to the Knowledge of the Company, infringes upon or otherwise violates the rights of others or is, being infringed by others.

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3.9 Material Contracts. To the extent not set forth in an exhibit list to a report filed by the Company with the SEC since January 1, 2020, Schedule 3.9 lists each of the following Contracts in effect as of the Execution Date to which the Company is a party that are material to the Business (each a “Material Contract”):

(i) all consulting, manufacturing and product testing Contracts with independent contractors or consultants (or similar arrangements);

(ii) all Contracts with employees of the Company, other than Contracts evidencing awards issued to employees under the Company’s equity incentive plans;

(iii) each Contract for the sale of any of the assets of the Company used in the Business other than in the Ordinary Course or for the grant to any Person of any preferential right to purchase any of the Company’s assets used in the Business;

(iv) each Contract that provides for any joint venture, strategic alliance, partnership, sharing of profits or similar arrangement by or involving the Business;

(v) each Contract containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any Person with respect to employment;

(vi) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) by the Company of any business, equity or assets (including any real property) of or to any other Person;

(vii) each Contract relating to the incurrence, assumption or guarantee of any indebtedness or imposing a Lien on any Purchased Assets, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements (other than Permitted Liens);

(viii) each Contract involving aggregate consideration payable to the Company by any other Person in excess of $50,000 per year;

(ix) each Contract providing for the exclusive right to distribute products of the Company in any geographic region or distribution channel;

(x) each Contract pursuant to which the Company may be obligated to pay for goods and services to be delivered or performed in excess of $50,000 per year, other than Contracts with professional service providers, including tax advisors, accountants and legal advisors;

(xi) each Contract involving any lease by the Company (as lessor or lessee) of any real or personal property;

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(xii) each Contract under which the Company has made advances or loans to any officer, director, employee, Affiliate of the Company or any other Person (other than the advancement of reimbursable business expenses in the Ordinary Course);

(xiii) each Contract under which the Company has made any guaranty, surety or indemnification, direct or indirect, of any material obligation of any officer, director, employee or Affiliate of the Company or of any other Person;

(xiv) each Contract that requires the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(xv) each Contract that provides for the assumption of any Tax, environmental or other material Liability of any Person;

(xvi) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, and advertising Contracts related to the Business; and

(xvii) any other Contract that is material to the Business and not covered by Section 3.9(i) through and including Section 3.9(xvi).

(b) The Company has made available to Purchaser a true, complete and correct copy of each written Material Contract and a summary of each verbal Material Contract, and all amendments and supplements thereto and all material waivers thereunder. None of the Company or, to the Knowledge of the Company, any other party thereto, is in breach of or default under in any material respect, or has provided or received any written notice of any intention to terminate, any Material Contract, and no event has occurred that (with or without notice, lapse of time or both) would constitute such a breach or default by the Company or, to the Knowledge of the Company, any other party thereto. Each Material Contract is in full force and effect and is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms against the Company and, to the Knowledge of the Company, the other parties thereto, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder in any material respect.

3.10 Transactions with Affiliates. No Affiliate of the Company (a) owes any amount to the Company nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Affiliate or (b) is a party to any Contract or involved in any business arrangement or other relationship with the Company (whether written or oral).

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3.11 Insurance. Schedule 3.11 sets forth a true and complete list of all current fire, liability, product liability, umbrella liability, real and personal property, worker’s compensation, life, property, casualty and other insurance maintained by or for the benefit of the Business and relating to the Purchased Assets (collectively, the “Insurance Policies”). Excluding Insurance Policies that have expired and been replaced in the Ordinary Course, no Insurance Policy has been cancelled since January 1, 2019 and, to the Knowledge of the Company, no threat has been made to cancel any Insurance Policy during such period. To the Knowledge of the Company, no event has occurred, including the failure by the Company to give any notice or information, or the Company giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company under any of the Insurance Policies.

3.12 Litigation. No legal action, administrative proceeding or investigation is currently pending or, to the Knowledge of the Company, threatened against or affecting the Company, the Purchased Assets or the Business. The Company is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to the Company, the Business, the Purchased Assets, or to the employees of the Company or (b) in default with respect to any such order, writ, injunction or decree.

3.13 Title; Leased Assets.

(a) The Company owns all of the Purchased Assets free and clear of all Liens, except (i) the Lien of current Taxes not yet due and payable, (ii) statutory Liens for amounts not yet delinquent or that are being contested in good faith (and in the latter case for which adequate reserves have been established and/or reflected in the Company Financial Statements), (iii) statutory Liens securing claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons for labor, materials, supplies or rentals (which secure obligations to the extent that payment for such obligations is not in arrears or otherwise due and which obligations are reflected in Company Financial Statements or which would not be reasonably likely to have or does have a Material Adverse Effect), if any, and (iv) Liens resulting from deposits made in connection with workers’ compensation, unemployment insurance, social security and similar laws (the Liens described in clauses (i)-(iv) are collectively referred to as the “Permitted Liens”). Upon consummation of the transactions contemplated by this Agreement, Purchaser shall receive good and valid title to the Purchased Assets that are owned, and will be entitled to use as lessee all of the Purchased Assets that are leased, free and clear of all Liens, other than the Permitted Liens.

(b) The Purchased Assets constitute all of the assets and properties necessary to operate the Business in the Ordinary Course in all material respects. Other than the Company, no other Person will own, or will have any other interest in, any assets used in, or necessary to conduct, the Business in the manner conducted by the Company as of the Closing Date in any material respect.

3.14 Inventory. The Company has no Inventory.

3.15 Accounts Receivable. The description contained in Schedule 2.1(b) of accounts receivable of the Company from sales, and the payment and rights to receive payments related thereto, is complete and accurate in all material respects. All such accounts receivable represent bona fide accounts receivable representing obligations for the total dollar amount thereof showing on the books of the Company and the accounts receivable are not subject to any recoupments, disputes, set-offs or counter-claims outside the Ordinary Course.

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3.16 Accounts Payable. All accounts payable and notes payable by the Company to third parties outstanding as of the date hereof have arisen in the Ordinary Course and no such account payable or note payable is delinquent more than ninety (90) days in its payment as of the date hereof.

3.17 Taxes. All of the Company’s returns, declarations, reports, claims for refund, or information returns or statements or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (the “Tax Returns”) have been duly and timely filed and such Tax Returns of the Company are true, correct and complete; all Taxes of the Company that are due and payable prior to the date hereof (whether or not shown on any Tax Returns) have been timely paid. The Company has withheld and paid all Taxes required to have been withheld and paid, including Taxes required to be withheld and paid in connection with amounts paid or owing to any member, shareholder, employee, independent contractor, creditor, customer or other third party, and the Company has complied with all information reporting and backup withholdings provisions. No claim has been made by a taxing authority of a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon the Purchased Assets nor, to the Company’s Knowledge, is any taxing authority in the process of imposing any Liens for Taxes on any of the Purchased Assets (other than for Taxes not yet due and payable). No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company. The Company is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.

3.18 Bank Accounts. The Business Bank Accounts are the only bank accounts used in connection with the Business and all payments from Customers are directed to one or more of such bank accounts.

3.19 Finder’s Fee. The Company has not incurred any obligation for any finder’s, broker’s or agent’s fee in connection with the transactions contemplated by this Agreement.

3.20 Labor and Employment Matters.

(a) With respect to the Business Employees employed by the Company as of the Execution Date, to the Company’s Knowledge, the Company is and, since January 1, 2019, has been in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, and wages and hours, including any Laws respecting minimum wage and overtime payments, employment discrimination, retaliation, workers’ compensation, family and medical leave, military leave and other leaves, immigration Laws, and occupational safety and health requirements, and, since January 1, 2019, has not and is not engaged in any unfair labor practice or violated any collective bargaining agreements or employment contracts, if any exist.

(b) Schedule 3.20 contains a complete and accurate list of all Business Employees employed by the Company as of the Execution Date (such list, the “Business Employee List”), and, with respect to each such individual, the following information, if applicable, to the extent permitted by applicable Law: (i) title or position; (ii) date of hire or commencement of service; and (iii) their annualized salary or hourly wage.

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Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby warrants and represents to the Company, as of the Execution Date and as of the Closing Date, as follows:

4.1 Due Organization; Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada, and Purchaser has all requisite power and authority to carry on its business as now conducted, to own and operate the properties and assets used now owned and operated by it. The copies of Purchaser’s certificate of formation and operating agreement (in each case, as amended to date) and other organizational documents that have been previously delivered or made available to the Company (collectively, the “Purchaser Charter Documents”) are true, complete and correct. Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would materially impair the ability of Purchaser to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

4.2 Authorization; Binding Effect.

(a) Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Other Agreements to which it is a party and to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and the Other Agreements to which it is a party have been duly authorized by Purchaser, and no other corporate proceeding and no further corporate action is necessary on the part of Purchaser to make this Agreement or any Other Agreement to which it is a party authorized, legal, valid and binding upon the Company in accordance with its terms. No consent or approval of any Person to the consummation of any of the transactions contemplated hereby by Purchaser will be required.

(b) This Agreement and each Other Agreement to which it is a party has been duly executed and delivered by Purchaser and this Agreement and each Other Agreement to which it is a party constitutes, legal, valid and binding obligations of the Company, enforceable against Purchaser in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

4.3 Absence of Default; Non-Contravention; No Liens. Neither the execution nor delivery of this Agreement or any Other Agreement to be executed and delivered by Purchaser pursuant hereto or in connection herewith, nor the fulfillment of, nor the compliance with, the terms and provisions hereof or thereof, nor the consummation of the transactions contemplated hereby or thereby, will (a) result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation or termination of, or conflict with or give any third party the right to accelerate the performance provided by the terms of, (i) the Purchaser Charter Documents, or (ii) any Contract to which Purchaser is subject or bound, or (b) violate any provision of any Law to which Purchaser is subject or bound, in each case of clauses (a)(ii) and (b), that would reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

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4.4 Consents. No consent, approval or authorization of, or designation, declaration or filing with any of Governmental Authority on the part of Purchaser is required in connection with the execution or delivery by Purchaser of this Agreement or the Other Agreements or the consummation of the transactions contemplated hereby or thereby.

4.5 Litigation. There is no Action pending or, to Purchaser’s knowledge, threatened against Purchaser which would reasonably be expected to materially impair Purchaser’s ability to consummate the transactions contemplated hereby or prevent or delay the consummation of the transactions contemplated by this Agreement. Additionally, there are no judgments, consent decrees or injunctions against, affecting or binding upon Purchaser that would reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated by this Agreement.

4.6 Financial Ability. Purchaser will have (when required under this Agreement) immediate access to all funds necessary to pay the Purchase Price and Purchaser will have (when required under this Agreement) the financial capacity to consummate the transactions contemplated by this Agreement and to perform all of its other obligations under this Agreement. Immediately after giving effect to the transactions contemplated by this Agreement, Purchaser will be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all Liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Purchaser or the Company. In connection with the transactions contemplated by this Agreement, Purchaser has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

4.7 Brokers and Finders. Purchaser has not entered into any contract, arrangement, or understanding with any investment banker, broker, finder or other intermediary who might be entitled to any fee or commission in connection with the transactions contemplated hereby.

4.8 Independent Investigation.

(a) Purchaser has conducted its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Purchased Assets, the Assumed Liabilities and the Business and its operations, assets, condition (financial or otherwise) and prospects. Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to the Business, the Purchased Assets and the Assumed Liabilities for such purpose. Purchaser has been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Agreement and the Other Agreements, and the consummation of the transactions contemplated hereby and thereby. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty, opinion, projection, forecast, statement, memorandum, presentation, advice, information or other statement made or provided by, on behalf of or relating to the Company or any of its Affiliates or the Business except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule).

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(b) Purchaser acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article III, none of the Company, any of its Affiliates or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Business, the Purchased Assets or the Assumed Liabilities, including any representation or warranty as to (A) merchantability or fitness for a particular use or purpose, (B) the operation or probable success or profitability of the Business following the Closing or (C) the accuracy or completeness of any information (including any projections or forecasts) regarding the Business made available or provided to Purchaser or any of its Representatives in connection with this Agreement or their investigation of the Business, and (ii) Purchaser shall have no right or remedy (and none of the Company, any of its Affiliates or any other Person will have no liability whatsoever) arising out of, and Purchaser expressly disclaims any reliance upon, any representation, warranty, opinion, projection, forecast, statement, memorandum, presentation, advice, information or other statement made or provided by, on behalf of or relating to the Company, any of its Affiliates, the Purchased Assets, the Assumed Liabilities or the Business, including in any materials, documentation or other information regarding the Business made available or provided to Purchaser or any of its Representatives in connection with this Agreement or their investigation of the Business (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule) and the rights of Purchaser expressly set forth in this Agreement in respect of such representations and warranties.

Article V

COVENANTS AND OTHER AGREEMENTS

5.1 Mutual Cooperation. The Company and Purchaser shall provide each other with such assistance as may reasonably be requested by either of them (at the expense of the requesting party) in connection with the preparation and execution of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and, not later than thirty (30) days from the written request of any other party, provide such other party with any records or information which may be relevant to such return, audit, examination or proceeding. The Company will retain all books and records with respect to Tax matters pertinent to the Purchased Assets relating to any Pre-Closing Tax Period until the expiration of the statute of limitations of the respective tax period.

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5.2 Conduct of Business. Except as set forth on Schedule 5.2 or with the prior written consent of Purchaser, which shall not be unreasonably conditioned, withheld or delayed, from and after the Execution Date and until the Closing Date, to the extent relating to the Business or the Purchased Assets:

(a) The Company shall conduct the Business in the same manner as heretofore conducted and only in the Ordinary Course;

(b) The Company shall use its reasonable best efforts consistent with past practice to: (i) preserve intact the organization of the Business; (ii) keep available to Purchaser the services of all individuals who perform material services for or on behalf of the Company (as an employee, consultant, independent contractor, leased employee, intern or otherwise) in connection with the Business; and (iii) preserve for Purchaser the goodwill of the suppliers and others having material business relationships with the Company insofar as such relationships relate to the Business; and

(c) Except as necessary to effectuate the transactions contemplated by this Agreement or in connection with a Company Merger, the Company shall not, except as otherwise expressly provided for in this Agreement:

(i) amend or propose to amend its organizational documents;

(ii) other than in the Ordinary Course, shorten or lengthen the Company’s customary payment cycles or the Company’s customary cycles for collection of receivables;

(iii) other than in the Ordinary Course, sell, lease, transfer, license, pledge, grant any security interest in or otherwise dispose of or encumber any of the Purchased Assets;

(iv) except to the extent required by applicable Law, GAAP or Contracts existing on the date hereof, permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes;

(v) except to the extent required by applicable Law or Contracts existing on the date hereof, make any material Tax election or settle or compromise any material Tax Liability with any Governmental Authority;

(vi) incur any indebtedness for borrowed money, or guarantee any such indebtedness, in excess of $50,000 in the aggregate;

(vii) enter into, adopt, amend in any material respect (except as may be required by applicable Law) or terminate any employee or similar benefit plan, or increase in any manner the compensation or fringe benefits of any director, officer or employee, except for annual salary increases in the Ordinary Course and consistent with past practices;

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(viii) enter into, amend, modify, or terminate any Assumed Contract, in each case, other than in the Ordinary Course;

(ix) make any capital expenditures or commitments for additions to property or equipment constituting capital assets in an aggregate amount exceeding $50,000;

(x) make any material change in the lines of business in which it participates or is engaged;

(xi) institute, settle or compromise any Actions related to the Business pending or threatened before any arbitrator, court or other Governmental Authority involving the payment of monetary damages of any amount exceeding $50,000 in the aggregate; or

(xii) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

5.3 Accounts Receivable. In the event the Company receives any payment relating to any Account Receivable outstanding on or after the Closing Date, such payment shall be the property of, and shall be immediately forwarded and remitted to, Purchaser. The Company will promptly endorse and deliver to Purchaser any cash, checks or other documents received by the Company on account of any such Accounts Receivable. The Company shall advise Purchaser (promptly following the Company’s becoming aware thereof) of any counterclaims or set-offs that may arise subsequent to the Closing Date with respect to any Accounts Receivable.

5.4 Bank Accounts. The Company shall take any and all actions necessary or appropriate to transfer its right, title and interest in and to the Business Bank Accounts as of the Closing Date to Purchaser or its designees, including such actions as may be necessary or appropriate to irrevocably relinquish the signatory authority of the Company’s designees and designating the individuals identified by Purchaser as authorized signatories with respect to such accounts as of the Closing Date.

5.5 Payment of Excluded Liabilities. The Company covenants and agrees to pay or otherwise satisfy, as the case may be, all Excluded Liabilities, as and when due, in accordance with the respective terms thereof subject to any and all of their rights and defenses available under applicable law.

5.6 Public Announcements. The Company and Purchaser each agree not to make any public release, disclosure or announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party, except such release, disclosure or announcement as may be required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange, in which case the party required to make the release, disclosure or announcement shall use its reasonable best efforts to allow the other party reasonable time to review and comment on such release, disclosure or announcement in advance of it being made; provided, however, that a party shall not be required to provide any such review or comment to the other party to the extent that such release, disclosure or announcement relates to any dispute between the parties relating to this Agreement; provided, further, that each party may make statements that are consistent with previous public releases, disclosures or announcements made by Purchaser or the Company in compliance with this Section 5.6.

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5.7 Non-Solicitation; Non-Competition.

(a) The Company acknowledges that it has extensive knowledge and a unique understanding of the Business, has been directly involved with the establishment and the continued development of the Business and has had access to proprietary and Confidential Information and that the Company is receiving sufficient consideration for the termination of the Company’s ownership interest in the Purchased Assets and the sale of the goodwill of the Business and that if it were to compete with Purchaser or any of its present or future subsidiaries or Affiliates in the licensing, development, production, marketing, commercialization or sale of any network, services or hardware (including tablets, tablet cases, charging racks, personal computer servers and related equipment) through which entertainment offerings (such as, trivia, sports, card and arcade games) are made available to end users (the “Interactive Entertainment Business”) following the Closing, great harm would come to Purchaser and those of its present or future subsidiaries and Affiliates engaged in the Interactive Entertainment Business, thereby substantially diminishing the value associated with the purchase of the Purchased Assets and the Business. As a material inducement of Purchaser to enter into this Agreement and in furtherance of the acquisition of the Purchased Assets and by virtue of the transactions contemplated hereby, and to more effectively protect the value of the Purchased Assets, including the goodwill of the Business, the Company agrees that:

(i) for a period of eight (8) years from the Closing Date not to, directly or indirectly, as employee, agent, stockholder, consultant, partner, director or in any other capacity, own, manage, operate, control, render services to, or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, in the Interactive Entertainment Business, including any business substantially similar to the Business; provided, however, that the foregoing shall not apply to passive debt or equity interests in such a business provided such business has a class of publicly traded securities and the securities constitute not more than two percent (2%) of such outstanding securities.

(ii) for a period of three (3) years from the Closing Date, not to, directly or indirectly, hire or solicit any employee of Purchaser or encourage any such employee to leave such employment or hire any such employee who has left such employment, unless such employee is terminated by Purchaser prior to such action by the Company or any of its Affiliates or, if such employee terminated his or her employment with Purchaser voluntarily, at least six (6) months prior to such action by the Company or any of its Affiliates. Further, notwithstanding the foregoing, the restrictions set forth in this Section 5.7(a)(ii) shall not apply to a general solicitation which is not directed specifically to any such employees.

(iii) for a period of three (3) years from the Closing Date, not to solicit any Person who is a client or a customer of the Company or Purchaser or any of Purchaser’s Affiliates as of the Closing Date for the purposes of providing any products or services of a type substantially similar to any of those provided by the Company prior to the Closing Date or by Purchaser or any of Purchaser’s Affiliates.

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(b) If any provision contained in this Section 5.7 is for any reason held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Section 5.7, but this Section 5.7 will be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision will not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction will construe and interpret or reform this Section 5.7 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as will be valid and enforceable under such applicable law. The Company acknowledges that the restrictions set forth in this Section 5.7 are reasonable, valid and necessary for the protection of the legitimate interest of Purchaser and Purchaser would be irreparably harmed by any breach of this Section 5.7 and that there would be no adequate remedy at law or in damages to compensate Purchaser for any such breach. The Company agrees that Purchaser will be entitled to injunctive relief requiring specific performance by the breaching party of this Section 5.7 and consent to the entry thereof.

5.8 Confidentiality. From and after the Closing and until the 5th anniversary of the Closing Date: (a) the Company will treat and hold confidential all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement or in furtherance of any employment arrangement with Purchaser, and deliver promptly to Purchaser or destroy, at the request and option and sole expense of Purchaser, all tangible embodiments (and all copies) of the Confidential Information which are in its possession, and (b) in the event that the Company is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the Company will notify Purchaser promptly of the request or requirement so that Purchaser, at its sole expense, may seek an appropriate protective order or waive compliance with the provisions of this Section 5.8. If, in the absence of a protective order or the receipt of a waiver hereunder, the Company is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the Company may disclose the Confidential Information to the tribunal; provided, however, that the Company shall use its reasonable best efforts to obtain, at the request and sole expense of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate. The foregoing provisions shall not apply to any Confidential Information which is generally available to the public immediately prior to the time of disclosure (other than through a breach of this Agreement by the Company).

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5.9 Exclusive Dealing.

(a) From the Execution Date until the earlier of the termination of this Agreement and the Closing (the “Exclusivity Period”), the Company shall not, nor will it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.11); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.9 and subject to compliance with this Section 5.9, prior to obtaining the Required Company Stockholder Vote, the Company may furnish non-public information regarding the Company and its subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and such Acquisition Proposal has not been withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 5.9 in any material respect, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to the Company as those contained in the NDA; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Purchaser (to the extent such information has not been previously furnished or made available to Purchaser). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 5.9, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.9 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Exclusivity Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Purchaser orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Purchaser reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the Execution Date and request the destruction or return of any nonpublic information of the Company provided to such Person.

(d) For the avoidance of doubt, notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed to limit or prohibit the Company from taking any action, or from not taking any action, in connection with a definitive agreement for a Company Merger and to consummate a Company Merger.

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5.10 Proxy Statement. The Company shall prepare, subject to the full and reasonably prompt assistance of Purchaser, and cause to be filed with the SEC, the Proxy Statement, or amend the Proxy Statement if already filed. Purchaser shall reasonably cooperate with the Company and provide, and require its Representatives to provide, the Company and its Representatives, with all true, correct and complete information regarding Purchaser that is required by Law to be included, or reasonably requested by the Company to be included, in the Proxy Statement. Purchaser and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC (at least three (3) days prior to the filing thereof). Each party shall use commercially reasonable efforts (i) to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, and (ii) to respond promptly to any comments or requests of the SEC or its staff related to the Proxy Statement. If at any time before the Closing, the Company or Purchaser becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such party, as the case may be, shall promptly inform the other party thereof and shall cooperate with such other party in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Company’s stockholders.

5.11 The Company’s Stockholders’ Meeting.

(a) The Company shall take all action necessary under applicable Law to call, give notice of and hold a meeting of its stockholders for the purpose of, among other things, obtaining the Required Company Stockholder Vote (such meeting, and any postponement or adjournment thereof, the “Company’s Stockholders’ Meeting”). Notwithstanding anything to the contrary contained herein, if on the date of Company’s Stockholders’ Meeting, or a date preceding the date on which the Company’s Stockholders’ Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Company Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of the Company common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of Company’s Stockholders’ Meeting, the Company shall postpone or adjourn, or make one or more successive postponements or adjournments of the Company’s Stockholders’ Meeting as long as the date of the Company’s Stockholders’ Meeting is not postponed or adjourned more than an aggregate of sixty (60) calendar days in connection with any postponements or adjournments.

(b) The Company agrees that, subject to Section 5.11(c): (i) the Company Board shall recommend that the Company’s stockholders vote to approve the transactions contemplated by this Agreement, (ii) the Proxy Statement shall include a statement to the effect that the Company Board recommends that the Company’s stockholders vote to approve the transactions contemplated by this Agreement (the recommendation of the Company Board being referred to as the “Company Board Recommendation”); and (iii) the Company Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Board shall not publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Purchaser (the actions set forth in the foregoing clause (iii), collectively, a “Company Board Adverse Recommendation Change”).

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(c) Notwithstanding anything to the contrary contained in Section 5.11(b), and subject to compliance with Section 5.9, if at any time prior to the approval of the transactions contemplated hereby by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period, negotiate with Purchaser in good faith (if Purchaser so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after Purchaser shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Purchaser receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least three (3) Business Days in advance of such Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, the Company shall be required to provide Purchaser with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.11(c) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

(d) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to the Company stockholders; provided however, that in the case of the foregoing clause (iii) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably likely be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Company Board Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation (i) in such communication or (ii) within two (2) Business Days after being requested in writing to do so by Purchaser.

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5.12 Employee Matters.

(a) No Third-Party Beneficiaries. Notwithstanding any other provision in this Agreement to the contrary, nothing in this Section 5.12 shall create any third party rights in any Business Employee, current or former employee or other service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

(b) Business Employee List. From the Execution Date until the Closing Date, the Company shall deliver to Purchaser, on a periodic basis as reasonably requested by Purchaser, an updated Business Employee List including the information described in Section 3.20, in each case reflecting, among other changes thereto, any resignations from employment or changes in employment terms.

(c) Access to Business Employees. From the Execution Date until the Closing Date, to the extent reasonably requested by Purchaser, the Company shall: (i) use commercially reasonable efforts to make Business Employees available to Purchaser for the purpose of informational interviews; and (ii) provide to Purchaser contact information for Business Employees (including their email and mailing address unless prohibited by law). Notwithstanding anything to the contrary in this Section 5.12(c), the Company shall not be required to disclose any such information (A) if doing so would violate any written obligation of confidentiality to which it or any of its Affiliates is subject or, upon the advice of counsel, would jeopardize attorney-client privilege or contravene any Laws or (B) if the Company reasonably determines in good faith that such information is competitively sensitive.

(d) Communications to Business Employees. From and after the date of this Agreement until the Closing Date, Purchaser and the Company shall cooperate in good faith regarding any written or oral communications by Purchaser or the Company to any Business Employees, whether relating to employee benefits, post-Closing terms of employment or otherwise relating to the transactions contemplated by this Agreement.

(e) Offer Employees. Pursuant to and in accordance with Section 5.12(f), Purchaser may make offers of employment to such Business Employees selected by Purchaser in its sole discretion (each such individual to whom Purchaser makes an offer, an “Offer Employee”). For the avoidance of doubt, nothing herein shall be construed as a representation or guarantee by the Company that any Offer Employee will accept the offers of employment, or offers to continue or accept employment, with Purchaser.

(f) Offers of Employment.

(i) Purchaser shall, as soon as practicable after the Execution Date (and in any event within twenty one (21) days after the Execution Date, assuming the Company has provided accurate contact information for all Offer Employees), make employment offers to all the Offer Employees, in each case, (A) with terms and conditions regarding compensation and employee benefits that meet the standards set forth in Section 5.12(h) and (B) effective subject to and upon the occurrence of the Closing. Such employment offers shall be on a form as shall be determined by Purchaser in its sole discretion.

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(ii) As soon as reasonably practicable following the date on which the offers of employment contemplated by this Section 5.12(f) are made, Purchaser shall provide the Company with a schedule of the Offer Employees indicating the date on which each offer was made. Purchaser shall notify the Company regarding acceptances and rejections of such offers of employment as soon as reasonably practicable.

(iii) Each Offer Employee who accepts Purchaser’s offer of employment pursuant to this Section 5.12(f) is referred to herein as a “Transferred Business Employee.”

(g) Cooperation in Transfer of Employment. Purchaser and the Company shall cooperate in good faith to encourage each Offer Employee to accept Purchaser’s Compliant Offer; provided that neither the Company nor Purchaser shall be required to pay any additional compensation to such Offer Employees.

(h) Terms and Conditions of Employment. Effective as of the Closing, Purchaser shall provide to each Transferred Business Employee, (i) a base salary or wage rate that is no less favorable than the base salary or wage rate as in effect for such Transferred Business Employee immediately prior to the Execution Date, and (ii) employee benefits that are no less favorable, in the aggregate, than as in effect for similarly situated employees of Purchaser. In addition, for purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Purchaser or any of its subsidiaries providing benefits to any Transferred Business Employee (the “Purchaser Benefit Plans”), each Transferred Business Employee shall be credited with his or her years of service with the Company or any of its subsidiaries; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Purchaser Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to a Transferred Business Employee, Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Benefit Plan to be waived for such Transferred Business Employee and his or her covered dependents except to the extent such conditions would not have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Purchaser Benefit Plan, and Purchaser shall use commercially reasonable efforts to cause any eligible expenses incurred by a Transferred Business Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Purchaser Benefit Plan to be taken into account under such Purchaser Benefit Plan with respect to the plan year in which participation in such Purchaser Benefit Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Business Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Purchaser Benefit Plan. With respect to each Offer Employee, an offer of employment or offer to continue employment by or on behalf of Purchaser with all of the foregoing terms set forth in this Section 5.12(h), which, with respect to Offer Employees who receive offers of employment pursuant to Section 5.12(f), is made on a timely basis pursuant to Section 5.12(f), is referred to herein as a “Compliant Offer”.

(i) COBRA. Purchaser shall indemnify and hold harmless the Company and its Affiliates with respect to any liability under COBRA or similar applicable Laws arising from the actions (or inactions) of Purchaser or its Affiliates relating to Transferred Business Employees on or after the Closing Date. The Company shall indemnify and hold harmless Purchaser and its Affiliates for all liabilities, including with respect to any “qualifying event” (as defined under COBRA) of any Business Employee occurring before the Closing Date, and liabilities under similar applicable Laws incurred prior to the Closing Date.

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5.13 Access to Information. From the date hereof until the Closing, the Company shall (a) afford Purchaser reasonable access to and the right to inspect all of the assets and Contracts related to the Business; (b) furnish Purchaser with such financial, operating and other data and information related to the Business as Purchaser may reasonably request; and (c) cooperate with Purchaser in its investigation of the Business; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Company and in such a manner as not to interfere with the normal operations of the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Purchaser if such disclosure would, in the Company’s reasonable sole discretion: (i) jeopardize any attorney-client or other privilege; or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of the Company, Purchaser shall not contact any suppliers to, or customers of, the Business. Purchaser shall abide by the terms of the NDA with respect to any access or information provided pursuant to this section.

5.14 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets. However, any Liabilities arising out of the failure of the Company to comply with the requirements and provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction shall be treated as Excluded Liabilities.

5.15 [Intentionally Omitted]..

5.16 Notification of Certain Matters; Other Agreements.

(a) The Company shall promptly deliver notice to Purchaser in writing of any specific event or circumstance of which it has Knowledge, or of which it receives notice, that: (i) has resulted or would reasonably be expected to result in any of the conditions to the consummation of the transactions contemplated by this Agreement not being satisfied; (ii) the consent of any Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement; (iii) there is any Action pending or, to the Knowledge of the Company, threatened that relates to the transactions contemplated by this Agreement; (iv) any of the representations, warranties, covenants or agreements of the Company is or may be inaccurate or otherwise breached; or (v) may otherwise be a material development in connection with the transactions contemplated by this Agreement.

(b) The Company shall: (i) perform all acts to be performed by it pursuant to this Agreement and the Other Agreements; (ii) refrain from taking or omitting to take any action that would violate any of the representations, warranties or covenants of the Company hereunder or thereunder or render any of them inaccurate or untrue as of the Execution Date or the Closing Date or that in any way would reasonably be expected to prevent the consummation of the transactions contemplated hereby or thereby; and (iii) not take or omit to take any action that, if taken or omitted prior to the Execution Date, would constitute, or would reasonably be expected to constitute, a breach of any of the Company’s representations or warranties contained in this Agreement.

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(c) Purchaser shall promptly deliver notice to the Company in writing of any specific event or circumstance of which it is aware, or of which it receives notice, that: (i) has resulted or would reasonably be expected to result in any of the conditions to the consummation of the transactions contemplated by this Agreement not being satisfied; (ii) the consent of any Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement; (iii) there is any Action pending or, to the knowledge of Purchaser, threatened that relates to the transactions contemplated by this Agreement; (iv) any of the representations, warranties, covenants or agreements of Purchaser is or may be inaccurate or otherwise breached; or (v) may otherwise be a material development in connection with the transactions contemplated by this Agreement.

(d) Purchaser shall: (i) perform all acts to be performed by it pursuant to this Agreement and the Other Agreements; (ii) refrain from taking or omitting to take any action that would violate any of the representations, warranties or covenants of Purchaser hereunder or thereunder or render any of them inaccurate or untrue as of the Execution Date or the Closing Date or that in any way would reasonably be expected to prevent the consummation of the transactions contemplated hereby or thereby; and (iii) not take or omit to take any action that, if taken or omitted prior to the Execution Date, would constitute, or would reasonably be expected to constitute, a breach of any of Purchaser’s representations or warranties contained in this Agreement.

Article VI

INDEMNIFICATION

6.1 Indemnification.

(a) The Company shall indemnify and hold Purchaser and its members, shareholders, managers, directors, officers, and Affiliates (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) harmless from and against any and all Adverse Consequences incurred by any Indemnified Party (i) arising out of or in connection with the breach of any warranty or the inaccuracy of any representation by the Company contained in this Agreement, (ii) arising out of or in connection with any failure by the Company to perform any of the covenants, agreements or obligations under this Agreement or any other agreement or instrument executed and delivered by or on behalf of the Company pursuant hereto or in connection herewith, (iii) which are Excluded Liabilities, and (iv) arising out of any and all claims or demands for commissions or other compensation by any broker, finder or similar agent claiming to have been employed by or on behalf of the Company; provided that, in each case, such Adverse Consequences do not arise out of any wrongful conduct of Purchaser.

(b) As used herein, the term “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes (excluding Taxes imposed on any recovery received by a party to be indemnified as a result of any Adverse Consequences), Liens, losses, expenses and fees, court costs and including reasonable attorneys’ fees and expenses, and include, without limitation, those based on strict liability, equity or other theories of law.

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(c) Following the Closing, except for claims and causes of action arising out of (i) Fraud or willful misconduct, or (ii) any employment agreements, non-compete agreements (including Section 5.7 hereof), confidentiality agreements (including Section 5.8 hereof) consulting agreements or other agreements executed in connection herewith, any claim or cause of action (whether such claim sounds in tort, contract or otherwise and including statutory rights and remedies) based upon, relating to or arising out of this Agreement or the transactions contemplated by this Agreement shall be brought in accordance with the provisions, and subject to the applicable limitations, contained in this Agreement, which shall constitute the sole and exclusive remedy of the Indemnified Parties for any such claim or cause of action.

6.2 Survival of Representations and Warranties. All covenants, agreements, representations and warranties made by the Company in this Agreement shall survive the Closing and shall remain effective, subject to the provisions of Article VII.

6.3 Indemnification Escrow. On the Closing Date, the Company acknowledges that Purchaser shall deposit, by wire transfer of immediately available funds to the Indemnification Escrow Account, the sum of $100,000 (the “Indemnification Fund”), to be held and distributed in accordance with the terms of the Indemnification Escrow Agreement.

Article VII

LIMITATIONS ON INDEMNIFICATION AND COOPERATION

7.1 Term. Any rights of the Indemnified Parties to indemnification under Article VI shall apply only to Claims Notices that have been delivered by Purchaser to the Company on or before the six (6) month anniversary of the Closing Date (the “Survival Date”).

7.2 Indemnification Basket and Cap. Any right of Purchaser to indemnification under Article VI shall not apply to any Adverse Consequences until the aggregate of all such Adverse Consequences totals $10,000 (the “Indemnity Basket”), in which event such indemnities shall apply to the amount of all such Adverse Consequences. The aggregate amount for which the Company may be liable under Article VI shall not exceed $100,000 (the “Indemnity Cap”).

7.3 Disregard of Qualifications. For purposes of determining whether the amount of Adverse Consequences under Article VI has totaled or exceeds the Indemnity Basket, the representations and warranties made by the Company will be deemed to be made, and the covenants or obligations of the Company will be deemed to be stated, without qualification as to the concepts of materiality stated therein.

7.4 Procedures with Respect to Claims.

(a) As soon as reasonably practicable after Purchaser has actual knowledge of any Adverse Consequences, Purchaser will give written notice to the Company (“Claims Notice”), which shall state, in reasonable detail, the nature, basis and amount (to the extent then known based on a good faith calculation) of such Adverse Consequences. No delay on the part of Purchaser in notifying the Company shall relieve the Company from any obligation hereunder unless (and then solely to the extent) the Company is thereby prejudiced. The Company shall deliver a written response (the “Claims Response”) to any Claims Notice within twenty (20) calendar days after the date that such Claims Notice was received by the Company (the “Response Period”). Any Claims Response must specify whether the Company disputes the Adverse Consequences described in the Claims Notice (or the amount set forth therein).

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(b) If the Company (i) fails to deliver a Claims Response within the Response Period or (ii) elects not to dispute the Adverse Consequences described in a Claims Notice, then the amount included in such Claims Notice with respect to such undisputed Adverse Consequences will be conclusively deemed to be an obligation of the Company, and the Company shall cause the Indemnification Escrow Agent to release from escrow and disburse to Purchaser, in accordance with the terms of the Indemnification Escrow Agreement, within three (3) Business Days after the last day of the applicable Response Period, the amount of cash equal to the amount specified in the Claims Notice with respect to such undisputed Adverse Consequences, subject to the limitations contained in this Article VII.

(c) If the Company delivers a Claims Response within the Response Period indicating that it disputes one or more of the Adverse Consequences identified in the Claims Notice, the Company and Purchaser shall promptly meet and use their commercially reasonable efforts to settle the dispute. If the Company and Purchaser are unable to reach agreement within twenty (20) calendar days after the conclusion of the Response Period, then Purchaser may resort to other legal remedies, subject to the limitations set forth in this Article VII. In connection with the assertion of any such other legal remedies, upon either (i) receipt of a non-appealable final order of a court of competent jurisdiction with respect to the subject matter of a Claims Notice or (ii) written agreement of Purchaser and the Company with respect to the resolution of the subject matter of a Claims Notice, Purchaser shall be entitled to recover from the Company an amount of Adverse Consequences in accordance with such determination or resolution, which shall be paid to Purchaser in accordance with Section 7.5, subject to the limitations contained in this Article VII.

7.5 Payment of Claims. Within three (3) Business Days of the determination pursuant to Section 7.4(c) of the amount of Adverse Consequences with respect to which any Indemnified Party is entitled to indemnification, the Company shall direct the Indemnification Escrow Agent to release from escrow and disburse to Purchaser the amount of cash equal to the amount of such Adverse Consequences held under the Indemnification Escrow Account, in accordance with the terms of the Indemnification Escrow Agreement. The Purchaser and the Company shall treat any indemnification payments made under this Article VII as adjustments to the total consideration for all federal and state income tax purposes to the extent permitted under applicable Tax Law.

7.6 Release of Indemnification Escrow. If the Indemnification Fund is deposited into the Indemnification Escrow Account in accordance with Section 6.3, on the Survival Date, Purchaser and the Company shall deliver a joint written instruction to the Indemnification Escrow Agent to release to the Company all amounts then remaining in the Indemnification Escrow Account that are not subject to an existing claim, in accordance with the terms of the Indemnification Escrow Agreement.

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Article VIII

CONDITIONS TO CLOSING

8.1 Conditions to the Obligations of Purchaser and the Company. The obligations of the parties to effect the Closing are subject to the satisfaction (any and all of which may be waived in whole or in part by written agreement of Purchaser and the Company) prior to the Closing of the following conditions:

(a) No Prohibition. No Law shall be in effect prohibiting the transactions contemplated herein.

(b) Consents and Approvals. The Required Company Stockholder Approval, to the extent required by the DGCL as of immediately prior to the Closing, and all Company Required Approvals shall have been obtained.

(c) No Proceedings. There shall not be pending or threatened any proceeding challenging or seeking to restrain, limit or prohibit any of the transactions contemplated by this Agreement.

8.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Closing is subject to the satisfaction prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by Purchaser:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (disregarding, for this purpose, any qualifications as to materiality) as of the Execution Date and as of the Closing Date as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all respects as of such date), except for such failures to be true and correct as have not had and would not reasonably be expected, in the aggregate, to materially impair the ability of Company to perform its obligations under this Agreement or prevent or delay the consummation of the transactions contemplated herein.

(b) Covenants. Each of the covenants and agreements of the Company to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Closing Deliverables. Purchaser shall have received the documents and agreements required to be delivered by the Company pursuant to Section 2.10(a).

8.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Closing is subject to the satisfaction prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by the Company:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Execution Date and as of the Closing Date as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all material respects as of such date).

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(b) Covenants. Each of the covenants and agreements of Purchaser to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Closing Deliverables. The Company shall have received the documents and agreements required to be delivered by Purchaser pursuant to Section 2.10(b).

Article IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the parties;

(b) by either Purchaser or the Company if the Closing shall not have occurred on or prior to 11:59 p.m. New York Time on December 31, 2020 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Purchaser, on the one hand, or to the Company, on the other hand, if such party’s action or failure to act has been a principal cause of the failure of the Closing to be consummated on or before such time on the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Authority, or in the event that Proxy Statement has not been mailed to the Company’s stockholders by the date which is sixty (60) days prior to the End Date, then either Purchaser or the Company shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other party; provided, further, however, that, in the event the Company’s Stockholders’ Meeting has been adjourned or postponed in accordance with this Agreement and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following the date to which such meeting is adjourned or postponed;

(c) by either Purchaser or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting transactions contemplated by this Agreement;

(d) by either Purchaser or the Company if (i) the Company’s Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on the approval of this Agreement and the transactions contemplated hereby and (ii) the approval of this Agreement and the transactions contemplated hereby shall not have been approved at the Company’s Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided, however, that if a Company Merger is approved by the Company’s stockholders at the Company’s Stockholder Meeting (or at any adjournment or postponement thereof), neither Purchaser nor the Company may terminate this Agreement pursuant to this Section 9.1(d) if the Required Company Stockholder Vote is not required to be obtained under the DGCL following the closing of such Company Merger as determined by the Company in its sole discretion;

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(e) by Purchaser if at any time prior to the approval of this Agreement and the transactions contemplated hereby by the Required Company Stockholder Vote a Company Triggering Event shall have occurred;

(f) by the Company, if prior to the approval of this Agreement and the transactions contemplated hereby by the Required Company Stockholder Vote, (i) the Company has received a Superior Offer, (ii) the Company has complied with its obligations under Section 5.11(c) in order to accept such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) on the date of such termination, the Company pays to Purchaser the Purchaser Termination Fee.

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Purchaser or if any representation or warranty of Purchaser shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Purchaser’s representations and warranties or breach by Purchaser is curable by the End Date by Purchaser then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Purchaser of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Purchaser is cured prior to such termination becoming effective);

(h) [Intentionally Omitted]; or

(i) by Purchaser, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Purchaser is not then in material breach of any representation, warranty, covenant or agreement in this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Purchaser to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); provided, further that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure of the Company to obtain the Required Company Stockholder Approval (in which case such termination must be made pursuant to Section 9.1(d)).

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9.2 Effect of Termination. In the event of the termination of this Agreement by a party in accordance with Section 9.1, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect; provided, however, that (a) Article I and Article X, this Section 9.2, and Sections 5.6, 5.8 and 9.3 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) neither the termination of this Agreement nor Section 9.3 shall relieve any party of any liability for Fraud or for any Willful Breach that occurred prior to such termination.

9.3 Termination Fees.

(a) If this Agreement is terminated pursuant to Sections 9.1(e) or 9.1(f), then the Company shall pay to Purchaser, by wire transfer of same-day funds, within two (2) Business Days of the date of termination (or in the case of termination pursuant to Section 9.1(f), on the date of such termination), a nonrefundable fee in an amount equal to $275,000 (the “Purchaser Termination Fee”).

(b) [Intentionally Omitted].

(c) The parties agree that, subject to Section 9.2, payment of the Purchaser Termination Fee in accordance with Section 9.3(a) shall, in the circumstances in which such fee is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Purchaser following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the Purchaser Termination Fee pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following payment of the Purchaser Termination Fee in accordance with Section 9.3(a), (A) the Company shall have no further liability to Purchaser in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the transactions contemplated by this Agreement to be consummated, (B) neither Purchaser nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against the Company (or any partner, member, stockholder, director, officer, employee, subsidiary, Affiliate, agent or other Representative of the Company) in connection with or arising out of this Agreement or the termination thereof, any breach by the Company giving rise to such termination or the failure of the transaction contemplated by this Agreement to be consummated and (C) Purchaser and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transaction contemplated by this Agreement to be consummated.

(d) [Intentionally Omitted].

(e) Each of the parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, the parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the parties in the circumstances in which such amount is payable.

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Article X

MISCELLANEOUS

10.1 Entire Understanding; Amendment; Severability. This Agreement, including all Exhibits and Schedules hereto, and the Other Agreements and instruments referenced herein and delivered in connection herewith, represent the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous negotiations, understandings and agreements, written or oral, among the parties hereto with respect to the subject matter hereof, all of which prior agreements and understandings are hereby rendered null and void. This Agreement may not be amended or modified except by a writing executed by all of the parties hereto. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.2 Further Assurances. Purchaser and the Company each agree that they shall, at any time and from time to time after the Closing Date, upon request by the other party, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, such further acts, deeds, assignments, transfers, conveyances and assurances as may be reasonably necessary to further effectuate the terms of this Agreement.

10.3 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

10.4 Assignment. Neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect ab initio, provided, however, that, without the prior written consent of the Company, Purchaser may assign its rights or delegate its obligations and duties under this Agreement, in whole or in part, to a wholly-owned subsidiary of Purchaser provided that in the event of such assignment or delegation by Purchaser, Purchaser shall remain liable for any and all duties and obligations under this Agreement.

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10.5 Counterparts. This Agreement may be signed in counterparts, each of which shall be considered an original and together they shall constitute one agreement. Any photocopy, emailed copy or fax copy of this Agreement bearing one or more signatures shall be valid, binding and admissible as if an original.

10.6 Section Headings; Exhibits; Schedules. Section headings contained in this Agreement are for convenience or reference only and shall not be deemed a part of this Agreement. Any reference to Exhibits or Schedules shall signify that such Exhibits or Schedules are incorporated herein by reference.

10.7 Governing Law; Jurisdiction. This Agreement and the rights and obligations of the parties under this Agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with the preceding clause (a); (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) irrevocably and unconditionally waives the right to trial by jury.

10.8 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail or facsimile, with confirmation of transmission, if sent on before 6 p.m. local time on a Business Day of the recipient, and if not before such time, then on the next Business Day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage pre-paid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to a party at the address set forth below, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 10.8:

If to the Company before the Closing:

NTN Buzztime, Inc.

6965 El Camino Real

Suite 105-Box 517

Carlsbad, CA 92009

E-mail: richard@zoupco.com

Attn: Richard Simtob

with a copy to (which shall not constitute notice):

Breakwater Law Group, LLP

415 S. Cedros, Suite 260

Solana Beach, CA 92075

E-mail: edwin@breakwaterlawgroup.com

Attn: Edwin Astudillo, Esq.

If to the Company after the Closing (unless otherwise specified by the Company prior to the Closing):

NTN Buzztime, Inc.

140 58th Street

Building A, Suite 2100

Brooklyn, NY 11220

E-mail: rguido@brooklynitx.com

Attn: Ronald Guido, Chief Executive Officer

with a copy to (which shall not constitute notice):

Akerman LLP

350 East Las Olas Boulevard, Suite 1600

Fort Lauderdale, FL 33301

E-mail: philip.schwartz@akerman.com; rema.awad@akerman.com

Attn: Philip B. Schwartz, Esq. and Rema Awad, Esq.

If to Purchaser:

eGames.com Holdings LLC

71 Ardsley Avenue West

Irvington, NY 10533

E-mail: aram@egames.com

Attn: Aram Fuchs

with a copy to (which shall not constitute notice):

Gutiérrez Bergman Boulris, PLLC

901 Ponce De Leon Blvd., Suite 303

Coral Gables, FL 33134

E-Mail: dale.bergman@gbbpl.com

Attn: Dale S. Bergman, Esq.

Any party may change its address for notice by written notice given to the other parties in accordance with this Section 10.8.

10.9 Expenses. The Company and Purchaser shall each pay its own expenses, fees and costs incident to the preparation and execution of this Agreement and, except as otherwise expressly provided for herein, each party shall bear its respective expenses or fees involved in the preparation and delivery of all documents and reports required to be delivered by or on behalf of such party hereunder, whether or not the transactions contemplated by this Agreement are consummated.

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10.10 Interpretation. No provision of this Agreement or any agreement ancillary hereto shall be interpreted or construed against any party because that party or his or its legal Representative drafted such provision. Any pronoun used in this Agreement shall be deemed to include singular and plural and masculine, feminine and neuter gender, as the case may be.

10.11 Prevailing Party Attorney’s Fees. In the event of a dispute arising out of or relating to this Agreement, the prevailing party shall be entitled to receive reasonable costs and expenses, including, but not limited to, attorneys’ and experts’ fees and expenses.

10.12 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.13 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.14 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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10.15 Rules of Interpretation. In this Agreement unless otherwise specified:

(a) “includes” and “including” will mean including without limitation, and “or” will mean “and/or”;

(b) a reference to an Article of this Agreement includes all Sections in such Article, and a reference to a Section of this Agreement includes all subsections of that Section;

(c) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used;

(d) a “party” includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(e) a statute or statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument or provision as the same may be amended or re-enacted from time to time after the Execution Date;

(f) words denoting the singular will include the plural and vice versa and words denoting any gender will include all genders; and

(g) the term “made available” means, with respect to any material or document, that prior to 11:59 p.m. (San Diego time) on the date that is two calendar days prior to the Execution Date (i) a copy of such material or document has been posted to and made available by a party to the other party in an electronic data room or (ii) such document or material is publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASER:

EGAMES.COM HOLDINGS LLC

By:	/s/ Aram Fuchs
Name:	Aram Fuchs
Title:	Managing Member

COMPANY:

NTN BUZZTIME, INC.

By:	/s/ Sandra Gurrola
Name:	Sandra Gurrola
Title:	Sr. Vice President of Finance

[Signature Page to Asset Purchase Agreement]

Annex D-2

CONFIDENTIAL

OMNIBUS AMENDMENT AND AGREEMENT

This OMNIBUS AMENDMENT AND AGREEMENT (this “Amendment”) is entered into as of November 19, 2020 (the “Effective Date”) by and among eGames.com Holdings LLC, a Nevada limited liability company (“Purchaser”), NTN Buzztime, Inc., a Delaware corporation (the “Company”) and Fertilemind Management, LLC, a Delaware limited liability company (“Fertilemind”). Capitalized terms used in this Amendment and not defined in this Amendment have the meanings give to them in the APA (as defined below).

WHEREAS, Purchaser and the Company are parties to that certain asset purchase agreement made as of September 18, 2020 (the “APA”).

WHEREAS, in connection with entering into the APA, the Company received the Bridge Loan from Fertilemind, on behalf of Purchaser, and the Company issued the Bridge Note evidencing the Bridge Loan to Fertilemind.

WHEREAS, the Company desires to obtain an additional $500,000 loan from or on behalf of Purchaser, and Purchaser is willing to make such additional loan, or cause Fertilemind to make such additional loan, to the Company, on the terms set forth herein and on the terms set forth in the promissory note the Company will issue evidencing such loan.

WHEREAS, Section 10.1 of the APA states the APA may not be amended or modified except by a writing executed by all of the parties thereto.

WHEREAS, Section 10 of the Bridge Note states that any provision thereof may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holder thereof.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Second Bridge Loan.

(a) On December 1, 2020, Purchaser shall loan, or shall cause Fertilemind, on behalf of Purchaser, to loan, $500,000 to the Company (the “Second Bridge Loan”) by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser on or before December 1, 2020.

(b) On December 1, 2020, the Company shall issue a promissory note evidencing the Second Bridge Loan, substantially in the form attached hereto as Exhibit A (the “Second Bridge Note”), to Purchaser or Fertilemind, as the case may be.

2. Amendments to the APA. Effective as of December 1, 2020, and subject to the Company receiving the Second Bridge Loan as contemplated herein, the APA is hereby amended as set forth in this Section 2.

(a) The following new defined terms are added to Article I of the APA:

“Bridge Loans” has the meaning set for the in Section 2.6.

CONFIDENTIAL

“Bridge Notes” has the meaning set for the in Section 2.6.

“Second Bridge Loan” has the meaning set for the in Section 2.6.

“Second Bridge Note” has the meaning set for the in Section 2.6.

(b) The defined term “Purchase Price Balance” in Article I of the APA is amended in its entirety to read as follows:

“Purchase Price Balance” means the amount of cash equal to the Purchase Price minus the sum of (i) principal amount plus accrued and unpaid interest of each of the Bridge Loans and (ii) an amount equal to the Indemnification Fund.

(c) Section 2.5 of the APA is amended in its entirety to read as follows:

2.5 Purchase Price. In consideration of the transfer of the Purchased Assets to Purchaser, subject to the terms and conditions hereof and in consideration of the representations, warranties, covenants and other agreements set forth in this Agreement, Purchaser hereby agrees to pay the Purchase Price to the Company on the Closing Date; provided, however, the parties agree and acknowledge that the portion of the Purchase Price equal to the principal amount plus accrued and unpaid interest of each of the Bridge Loans will be paid at the Closing through the cancellation of each of the Bridge Notes as contemplated in Section 2.6 and a portion of the Purchase Price equal to the Indemnification Fund will be deposited into the Indemnification Escrow Account as contemplated by the Indemnification Escrow Agreement.

(d) Section 2.6 of the APA is amended in its entirety to read as follows:

2.6 Bridge Loans. Concurrently with the execution of this Agreement, the Company is issuing to Fertilemind Management, LLC, an affiliate of Purchaser, a promissory note (the “Bridge Note”) evidencing a $1,000,000 loan made by Fertilemind Management, LLC, on behalf of Purchaser, to the Company (the “Bridge Loan”) on the date hereof by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser. On December 1, 2020, the Company will issue to Fertilemind Management, LLC, an affiliate of Purchaser, a promissory note (the “Second Bridge Note” and together with the Bridge Note, the “Bridge Notes”) evidencing a $500,000 loan made by Fertilemind Management, LLC, on behalf of Purchaser, to the Company (the “Second Bridge Loan” and together with the Bridge Loan, the “Bridge Loans”) on December 1, 2020 by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser. At the Closing, all amounts outstanding under the Bridge Notes, including all accrued and unpaid interest, will be applied toward the Purchase Price at the Closing, and the Bridge Notes will be deemed paid in full, marked as cancelled and returned to the Company. The Company acknowledges and agrees that the proceeds of the Bridge Loans shall be used solely for payment of obligations owed under the Company’s term loan, obligations related to the transactions contemplated hereby and the Company Merger, and other general working capital purposes.

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CONFIDENTIAL

3. Amendments to the Bridge Note. Effective as of December 1, 2020, and subject to the Company receiving the Second Bridge Loan as contemplated herein, the Bridge Note is hereby amended as set forth in this Section 3.

(a) The initial paragraph of the Bridge Note is amended in its entirety to read as follows:

FOR VALUE RECEIVED, NTN Buzztime, Inc., a Delaware corporation (the “Company”), promises to pay to the order of Fertilemind Management, LLC, a Delaware limited liability company (“Fertilemind”), and its successors and permitted assigns (the “Holder”), the principal sum of $1,000,000.00, in accordance with the terms hereof, and to pay interest on the principal sum outstanding, at the rate of eight percent (8%) per annum beginning on the date the Company receives such $1,000,000.00 from Fertilemind and through and including November 30, 2020, and at the rate of ten percent (10%) per annum beginning on December 1, 2020, compounded annually. This Note is unsecured. The Company hereby acknowledges receipt of such principal sum.

(b) The “December 31, 2020” in clause (iii) of Section 1(a) of the Bridge Note is replaced with “March 1, 2021.”

(c) Section 2 of the Bridge Note is amended in its entirety to read as follows:

2. INTEREST. The Holder of this Note is entitled to receive interest at an annual interest rate of eight percent (8%) beginning on the date the Company receives the principal amount of this Note from Fertilemind and through and including November 30, 2020, and at an annual interest rate of ten percent (10%) beginning on December 1, 2020, compounded annually, of the outstanding principal amount of this Note; provided, however, that during any Event of Default (as defined below) under this Note the interest rate shall increase to fifteen percent (15%) per annum, compounded annually. Interest on the outstanding principal balance of this Note shall be computed on the basis of the actual number of days elapsed and a 365-day year. Accrual of the interest on the outstanding principal amount shall commence on the date the Company receives the principal amount of this Note and shall continue until the earlier of (a) the date on which all of the obligations of this Note have been paid in full and (b) the Closing. Subject to the proviso in Section 1(a), all accrued and unpaid interest on the outstanding balance of this Note shall be paid on the Maturity Date.

4. Representations and Warranties. Each party hereby represents and warrants to the other party that:

(a) It has the full right, corporate power, and authority to enter into this Amendment and to perform its obligations hereunder.

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CONFIDENTIAL

(b) The execution of this Amendment by the individual whose signature is set out at the end of this Amendment on behalf of such Party, and the delivery of this Amendment by such Party, have been duly authorized by all necessary corporate action on the part of such Party.

(c) This Amendment has been executed and delivered by such Party and (assuming due authorization, execution, and delivery by the other Party hereto) constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

In addition, Fertilemind hereby represents and warrants to the Company that it is the sole holder of the Bridge Note and it has not assigned, conveyed or otherwise transferred any right or interest, in whole or in part, it has or it may have under the Bridge Note in its capacity as the holder thereof.

5. Miscellaneous. To the extent of in any inconsistency between the terms of this Amendment, on the one hand, and the APA and the Bridge Note, on the other, the terms of this Amendment shall govern, and this Amendment shall be deemed to be, and construed as, an amendment to the APA and the Bridge Note. Except as specifically provided in this Amendment, no other amendments, revisions or changes are made to the APA or the Bridge Note. This Amendment, and the rights and obligations of the Parties under this Amendment shall be governed, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule. In any action or proceeding between any of the Parties arising out of or relating to this Amendment, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with the preceding clause (a); (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) irrevocably and unconditionally waives the right to trial by jury. This Amendment may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic format (e.g., “pdf”) or by other electronic means shall be effective as delivery of a manually executed counterpart of this Amendment. This Amendment will be binding upon and inure to the benefit of the Parties and their respective heirs, executors, personal representatives, successors and permitted assigns.

[Signature page follows]

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CONFIDENTIAL

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

NTN Buzztime, Inc.

By:	/s/ Sandra Gurrola
Name:	Sandra Gurrola
Title:	Sr. Vice President of Finance

eGames.com Holdings LLC

By:	/s/ Aram Fuchs
Name:	Aram Fuchs
Title:	Managing Member

Fertilemind Management, LLC

By:	/s/ Aram Fuchs
Name:	Aram Fuchs
Title:	Managing Member

Exhibit A

EXECUTION VERSION

THE SECURITY REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITY NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL FOR THE HOLDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS COMPANY, IS AVAILABLE.

THE OBLIGATIONS EVIDENCED BY THIS NOTE ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH HEREIN TO THE SENIOR OBLIGATIONS, AND THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, IS BOUND BY THE PROVISONS HEREIN.

NTN BUZZTIME, INC.

10% PROMISSORY NOTE

$500,000.00	December 1, 2020

FOR VALUE RECEIVED, NTN Buzztime, Inc., a Delaware corporation (the “Company”), promises to pay to the order of Fertilemind Management, LLC, a Delaware limited liability company (“Fertilemind”), and its successors and permitted assigns (the “Holder”), the principal sum of $500,000.00, in accordance with the terms hereof, and to pay interest on the principal sum outstanding, at the rate of ten percent (10%) per annum, compounded annually. This Note is unsecured. The Company hereby acknowledges receipt of such principal sum.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, by acceptance of this Note, agrees:

1. Principal Repayment.

(a) This Note and any accrued interest hereunder will become due and payable in accordance with the terms hereof upon the earlier of (i) the termination of the Asset Purchase Agreement, dated as of September 13, 2020, by and between the Company and eGames.com Holdings LLC (“Purchaser”), an affiliate of Fertilemind (the “Asset Purchase Agreement”), pursuant to Section 9.1 thereof, (ii) the closing of a Business Combination, and (iii) March 1, 2021 (such earlier date, the “Maturity Date”); provided, however, that upon the Closing (as defined in the Asset Purchase Agreement), the outstanding principal amount of this Note and all accrued and unpaid interest thereon shall be applied against the obligation of Purchaser to pay the Purchase Price (as defined in the Asset Purchase Agreement) on the Closing Date (as defined in the Asset Purchase Agreement), and this Note shall be extinguished.

(b) For the purposes of this Note, the following terms shall have the respective meanings provided in this Section (b):

(i) “Business Combination” shall mean the: (A) merger of the Company with any Person in which the stockholders of the Company (if considered a group) immediately prior to such transaction do not continue to control, directly or indirectly, more than fifty percent (50%) of the voting securities of the surviving Person in such transaction and have a right to at least more than fifty percent (50%) of the aggregate economic rights of distributions or dividends to holders of securities of such surviving Person and any Person that Controls such surviving Person; (B) the sale of all or substantially all of the assets of the Company, including any sale by license, contract or similar arrangement, in one or a series of related transactions; (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of common stock of the Company are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of its common stock or any compulsory share exchange pursuant to which the common stock of the Company is effectively converted into or exchanged for other securities, cash or property.

(ii) “Control” shall mean power and authority of a specified Person to control the business and affairs of any other specified Person.

(iii) “Person” shall mean an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

2. Interest. The Holder of this Note is entitled to receive interest at an annual interest rate of ten percent (10%), compounded annually, of the outstanding principal amount of this Note; provided, however, that during any Event of Default (as defined below) under this Note the interest rate shall increase to fifteen percent (15%) per annum, compounded annually. Interest on the outstanding principal balance of this Note shall be computed on the basis of the actual number of days elapsed and a 365-day year. Accrual of the interest on the outstanding principal amount shall commence on the date hereof and shall continue until the earlier of (a) the date on which all of the obligations of this Note have been paid in full and (b) the Closing. Subject to the proviso in Section 1(a), all accrued and unpaid interest on the outstanding balance of this Note shall be paid on the Maturity Date.

3. Affirmative and Negative Covenants of the Company. The Company hereby covenants to the Holder as follows:

(a) Event of Default. Within five (5) business days of any officer of the Company obtaining knowledge of any Event of Default (as defined in Section 4 hereof), if such Event of Default is then continuing, the Company shall furnish to the Holder a written notice setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto.

(b) Performance. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of the provisions of this Note.

(c) Use of Proceeds. The proceeds of the loan represented by this Note shall be used by the Company only for the payment of operating expenses that are incurred by the Company in connection with its ordinary course of business, and expenses incurred in connection with the transactions contemplated by the Asset Purchase Agreement and any Company Merger (as defined in the Asset Purchase Agreement).

4. Events of Default. This Note shall become immediately due and payable at the option of the Holder, upon any one or more of the following events or occurrences (“Events of Default”):

(a) if any portion of this Note is not paid when due;

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(b) if the Company defaults in the observance or performance of any other material term, agreement, covenant or condition of this Note and the Company fails to remedy such default within fifteen (15) days after the date of such default, or, if such default is of such a nature that it cannot with due diligence be cured within said fifteen (15) day period, if the Company fails, within said fifteen (15) days, to commence all steps necessary to cure such default, and fails to complete such cure within thirty (30) days after the end of such fifteen (15) day period;

(c) if any final judgment for the payment of money is rendered against the Company and the Company does not discharge the same or cause it to be discharged or vacated within ninety (90) days from the entry thereof, or does not appeal therefrom or from the order, decree or process upon which or pursuant to which said judgment was granted, based or entered, and does not secure a stay of execution pending such appeal within ninety (90) days after the entry thereof or if there is an acceleration of the obligations by any of the holders of the existing indebtedness for borrowed money of the Company and the Company does not satisfy such obligations or stay such acceleration within thirty (30) days;

(d) if the Company makes an assignment for the benefit of creditors or if the Company generally does not pay its debts as they become due; or

(e) if a receiver, liquidator or trustee of the Company is appointed or if the Company is adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, is filed by or against, consented to, or acquiesced in, by the Company or if any proceeding for the dissolution or liquidation of the Company is instituted; however, if such appointment, adjudication, petition or proceeding is involuntary and is not consented to by the Company, upon the same not being discharged, stayed or dismissed within sixty (60) days.

5. Usury. In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law. Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Company’s obligation to repay the principal of and interest on this Note.

6. Mutilated, Destroyed, Lost or Stolen Note. In case this Note shall become mutilated or defaced, or be destroyed, lost or stolen, the Company shall execute and deliver a new note of like principal amount in exchange and substitution for the mutilated or defaced Note, or in lieu of and in substitution for the destroyed, lost or stolen Note. In the case of a mutilated or defaced Note, the Holder shall surrender such Note to the Company. In the case of any destroyed, lost or stolen Note, the Holder shall furnish to the Company: (a) evidence to its satisfaction of the destruction, loss or theft of such Note and (b) such security or indemnity as may be reasonably required by the Company to hold the Company harmless.

7. Waiver of Demand, Presentment, etc.

(a) The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

(b) No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

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8. Payment.

(a) Except as otherwise provided for herein, all payments with respect to this Note shall be made in lawful currency of the United States of America by check or wire transfer of immediately available funds, at the option of the Holder, at the principal office of the Holder or such other place or places or designated accounts as may be reasonably specified by the Holder of this Note in a written notice to the Company at least three (3) business days prior to payment. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

(b) This Note may be prepaid in full, but not in part, without payment of additional fee or penalty.

9. Assignment. The obligations of the Company under this Note shall be binding upon, its successors or assigns. Neither the Company nor the Holder may assign any rights, duties or obligations hereunder unless the other party shall have given its prior written consent.

10. Waiver and Amendment. Any provision of this Note, including, without limitation, the maturity date hereof, and the observance of any term hereof, may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Holder.

11. Notices. Any notice, request or other communication required or permitted hereunder shall be given or made pursuant to and in accordance with Section 11.8 of the Asset Purchase Agreement.

12. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS NOTE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW.

(b) THE COMPANY HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE OF NEW YORK OR UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK COUNTY, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS NOTE. THE COMPANY IRREVOCABLY WAIVES THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. THE COMPANY FURTHER AGREES THAT SERVICE OF PROCESS UPON IT MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT THE HOLDER’S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. THE COMPANY AGREES THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER.

(c) THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE.

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13. Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions shall be excluded from this Note, and the balance of this Note shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

14. Headings. Section headings in this Note are for convenience only, and shall not be used in the construction of this Note.

15. Costs of Collection. The Company shall pay all reasonable and documented attorney fees, and all other reasonable and documented fees and disbursements of the Holder that are incurred to enforce the terms and conditions of this Note or to defend any action by Holder or any of its affiliates asserted by or on behalf of the Company.

16. SUBORDINATION.

(a) The indebtedness and all other obligations evidenced by this Note (the “Subordinated Debt”) is subordinated to the indebtedness and all other obligations owing by the Company to Avidbank (the “Senior Debt”) including pursuant to that certain Loan and Security Agreement, dated as of September 28, 2018 and as amended from time to time by and between the Company and Avidbank (the “Loan Agreement”). By acceptance hereof, Holder agrees that Holder will not do any of the following: (i) demand or receive from the Company all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, (ii) permit the Subordinated Debt to be secured by any property of the Company, (iii) exercise any remedy with respect to the Subordinated Debt, (iv) accelerate the Subordinated Debt, (v) commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against the Company, or (vi) permit any part of this Note to be amended or waived, in all cases until such time as the Senior Debt is fully paid in cash and Avidbank has no commitment or obligation to lend any further funds to the Company. Any payments, distributions or proceeds received by Holder in contravention of the terms of this Note shall be held in trust for the benefit of Avidbank, and Holder will promptly turn over any such payments to Avidbank to be applied to the Senior Debt. Holder subordinates to Avidbank any security interest or lien that Holder may have or acquire in any property of the Company, and agrees that Lender shall not exercise any remedy with respect thereto.

(b) In any bankruptcy, insolvency or similar proceeding involving the Company, Holder irrevocably appoints Avidbank as Holder’s attorney in fact, and grants to Avidbank a power of attorney with full power of substitution, in the name of Holder or in the name of Avidbank, for the use and benefit of Avidbank, to (i) file the appropriate claim or claims in respect of the Subordinated Debt on behalf of Holder if Holder does not do so prior to 15 days before the expiration of the time to file claims in such proceeding and if Avidbank elects, in its sole discretion, to file such claim or claims; and (ii) accept or reject any plan of reorganization or arrangement on behalf of Holder and to otherwise vote Holder’s claims in respect of any Subordinated Debt in any manner that Avidbank deems appropriate for the enforcement of its rights hereunder.

(c) In the event of the Company’s insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, these provisions shall remain in full force and effect, and Avidbank’s claims against the Company shall be paid in full before any payment is made to Holder. If, at any time after payment in full of the Senior Debt any payments of the Senior Debt must be disgorged by Avidbank for any reason (including, without limitation, the bankruptcy of the Company), the rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Holder shall immediately pay over to Avidbank all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder.

(d) Avidbank is an express third-party beneficiary of this Section, which may not be waived or amended without the prior written consent of Avidbank. In the event of any conflict between this Section and any other provision set forth in this note or any other document governing the Subordinated Debt, the terms of this Section shall apply. No amendment to this Note or the Asset Purchase Agreement or any other documents evidencing or relating to the Subordinated Debt shall directly or indirectly modify the provisions of this Section in any manner which might terminate or impair the subordination of the Subordinated Debt as set forth herein.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first above written.

NTN BUZZTIME, INC.

By:
Name:	Sandra Gurrola
Title:	Sr. Vice President of Finance

[Signature Page to Bridge Note]

Annex D-3

CONFIDENTIAL

SECOND OMNIBUS AMENDMENT AND AGREEMENT

This SECOND OMNIBUS AMENDMENT AND AGREEMENT (this “Amendment”) is entered into as of January 12, 2021 (the “Effective Date”) by and among eGames.com Holdings LLC, a Nevada limited liability company (“Purchaser”), NTN Buzztime, Inc., a Delaware corporation (the “Company”) and Fertilemind Management, LLC, a Delaware limited liability company (“Fertilemind”). Capitalized terms used in this Amendment and not defined in this Amendment have the meanings give to them in the APA (as defined below).

WHEREAS, Purchaser and the Company are parties to that certain asset purchase agreement made as of September 18, 2020 (the “Asset Purchase Agreement”), as amended by that certain omnibus amendment and agreement entered into as of November 19, 2020 among Purchaser, the Company and Fertilemind (the “First Amendment” and the Asset Purchase Agreement as amended by the First Amendment, the “APA”).

WHEREAS, in connection with entering into the Asset Purchase Agreement, the Company received the Bridge Loan from Fertilemind, on behalf of Purchaser, and the Company issued the Bridge Note evidencing the Bridge Loan to Fertilemind.

WHEREAS, on December 1, 2020, the Company received the Second Bridge Loan from Fertilemind, on behalf of Purchaser, and the Company issued the Second Bridge Note evidencing the Second Bridge Loan to Fertilemind.

WHEREAS, the Company desires to obtain an additional $200,000 loan from or on behalf of Purchaser, and Purchaser is willing to make such additional loan, or cause Fertilemind to make such additional loan, to the Company, on the terms set forth herein and on the terms set forth in the promissory note the Company will issue evidencing such loan.

WHEREAS, Section 10.1 of the APA states the APA may not be amended or modified except by a writing executed by all of the parties thereto.

WHEREAS, Section 10 of each of the Bridge Note and the Second Bridge Note states that any provision thereof may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holder thereof.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Third Bridge Loan.

(a) On January 12, 2021 (the “Funding Date”), Purchaser shall loan, or shall cause Fertilemind, on behalf of Purchaser, to loan, $200,000 to the Company (the “Third Bridge Loan”) by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser on or before the Funding Date.

(b) On the Funding Date, the Company shall issue a promissory note evidencing the Third Bridge Loan, substantially in the form attached hereto as Exhibit A (the “Third Bridge Note”), to Purchaser or Fertilemind, as the case may be.

2. Amendments to the APA. Effective as of the Funding Date, and subject to the Company receiving the Third Bridge Loan as contemplated herein, the APA is hereby amended as set forth in this Section 2.

(a) The following new defined terms are added to Article I of the APA:

“Third Bridge Loan” has the meaning set for the in Section 2.6.

“Third Bridge Note” has the meaning set for the in Section 2.6.

CONFIDENTIAL

(b) Section 2.6 of the APA is amended in its entirety to read as follows:

2.6 Bridge Loans. Concurrently with the execution of this Agreement, the Company is issuing to Fertilemind Management, LLC, an affiliate of Purchaser, a promissory note (the “Bridge Note”) evidencing a $1,000,000 loan made by Fertilemind Management, LLC, on behalf of Purchaser, to the Company (the “Bridge Loan”) on the date hereof by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser. On December 1, 2020, the Company issued to Fertilemind Management, LLC, an affiliate of Purchaser, a promissory note (the “Second Bridge Note”) evidencing a $500,000 loan made by Fertilemind Management, LLC, on behalf of Purchaser, to the Company (the “Second Bridge Loan”). On January 12, 2021, the Company will issue to Fertilemind Management, LLC, a promissory note (the “Third Bridge Note” and together with the Bridge Note and the Second Bridge Note, the “Bridge Notes”) evidencing a $200,000 loan made by Fertilemind Management, LLC, on behalf of Purchaser, to the Company (the “Third Bridge Loan” and together with the Bridge Loan and the Second Bridge Loan, the “Bridge Loans”) on such date by wire transfer of immediately available funds to an account designated by the Company in writing delivered to Purchaser. At the Closing, all amounts outstanding under the Bridge Notes, including all accrued and unpaid interest, will be applied toward the Purchase Price at the Closing, and the Bridge Notes will be deemed paid in full, marked as cancelled and returned to the Company. The Company acknowledges and agrees that the proceeds of the Bridge Loans shall be used solely for payment of obligations owed under the Company’s term loan, obligations related to the transactions contemplated hereby and the Company Merger, and other general working capital purposes.

3. Amendments to the Bridge Note. Effective as of the Funding Date, each of the Bridge Note and Second Bridge Note is hereby amended as set forth in this Section 3.

(a) The “March 1, 2021” in clause (iii) of Section 1(a) of each of the Bridge Note and Second Bridge Note is replaced with “April 30, 2021.”

4. Representations and Warranties. Each party hereby represents and warrants to the other party that:

(a) It has the full right, corporate power, and authority to enter into this Amendment and to perform its obligations hereunder.

(b) The execution of this Amendment by the individual whose signature is set out at the end of this Amendment on behalf of such Party, and the delivery of this Amendment by such Party, have been duly authorized by all necessary corporate action on the part of such Party.

(c) This Amendment has been executed and delivered by such Party and (assuming due authorization, execution, and delivery by the other Party hereto) constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

In addition, Fertilemind hereby represents and warrants to the Company that it is the sole holder of the Bridge Note and it has not assigned, conveyed or otherwise transferred any right or interest, in whole or in part, it has or it may have under the Bridge Note in its capacity as the holder thereof.

5. Miscellaneous. To the extent of in any inconsistency between the terms of this Amendment, on the one hand, and the APA and the Bridge Notes, on the other, the terms of this Amendment shall govern, and this Amendment shall be deemed to be, and construed as, an amendment to the APA and the Bridge Notes. Except as specifically provided in this Amendment, no other amendments, revisions or changes are made to the APA or the Bridge Notes. This Amendment, and the rights and obligations of the Parties under this Amendment shall be governed, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule. In any action or proceeding between any of the Parties arising out of or relating to this Amendment, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with the preceding clause (a); (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) irrevocably and unconditionally waives the right to trial by jury. This Amendment may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic format (e.g., “pdf”) or by other electronic means shall be effective as delivery of a manually executed counterpart of this Amendment. This Amendment will be binding upon and inure to the benefit of the Parties and their respective heirs, executors, personal representatives, successors and permitted assigns.

[Signature page follows]

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CONFIDENTIAL

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

NTN Buzztime, Inc.

By:	/s/ Sandra Gurrola
Name:	Sandra Gurrola
Title:	Sr. Vice President of Finance

eGames.com Holdings LLC

By:	/s/ Aram Fuchs
Name:	Aram Fuchs
Title:	Managing Member

Fertilemind Management, LLC

By:	/s/ Aram Fuchs
Name:	Aram Fuchs
Title:	Managing Member

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Exhibit A

Third Bridge Note

THE SECURITY REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITY NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL FOR THE HOLDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS COMPANY, IS AVAILABLE.

THE OBLIGATIONS EVIDENCED BY THIS NOTE ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH HEREIN TO THE SENIOR OBLIGATIONS, AND THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, IS BOUND BY THE PROVISONS HEREIN.

NTN BUZZTIME, INC.

10% PROMISSORY NOTE

$200,000.00	January 12, 2021

FOR VALUE RECEIVED, NTN Buzztime, Inc., a Delaware corporation (the “Company”), promises to pay to the order of Fertilemind Management, LLC, a Delaware limited liability company (“Fertilemind”), and its successors and permitted assigns (the “Holder”), the principal sum of $200,000.00, in accordance with the terms hereof, and to pay interest on the principal sum outstanding, at the rate of ten percent (10%) per annum, compounded annually. This Note is unsecured. The Company hereby acknowledges receipt of such principal sum.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, by acceptance of this Note, agrees:

1. Principal Repayment.

(a) This Note and any accrued interest hereunder will become due and payable in accordance with the terms hereof upon the earlier of (i) the termination of the Asset Purchase Agreement, dated as of September 13, 2020, by and between the Company and eGames.com Holdings LLC (“Purchaser”), an affiliate of Fertilemind (as amended, the “Asset Purchase Agreement”), pursuant to Section 9.1 thereof, (ii) the closing of a Business Combination, and (iii) April 30, 2021 (such earlier date, the “Maturity Date”); provided, however, that upon the Closing (as defined in the Asset Purchase Agreement), the outstanding principal amount of this Note and all accrued and unpaid interest thereon shall be applied against the obligation of Purchaser to pay the Purchase Price (as defined in the Asset Purchase Agreement) on the Closing Date (as defined in the Asset Purchase Agreement), and this Note shall be extinguished.

(b) For the purposes of this Note, the following terms shall have the respective meanings provided in this Section (b):

(i) “Business Combination” shall mean the: (A) merger of the Company with any Person in which the stockholders of the Company (if considered a group) immediately prior to such transaction do not continue to control, directly or indirectly, more than fifty percent (50%) of the voting securities of the surviving Person in such transaction and have a right to at least more than fifty percent (50%) of the aggregate economic rights of distributions or dividends to holders of securities of such surviving Person and any Person that Controls such surviving Person; (B) the sale of all or substantially all of the assets of the Company, including any sale by license, contract or similar arrangement, in one or a series of related transactions; (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of common stock of the Company are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of its common stock or any compulsory share exchange pursuant to which the common stock of the Company is effectively converted into or exchanged for other securities, cash or property.

(ii) “Control” shall mean power and authority of a specified Person to control the business and affairs of any other specified Person.

(iii) “Person” shall mean an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

2. Interest. The Holder of this Note is entitled to receive interest at an annual interest rate of ten percent (10%), compounded annually, of the outstanding principal amount of this Note; provided, however, that during any Event of Default (as defined below) under this Note the interest rate shall increase to fifteen percent (15%) per annum, compounded annually. Interest on the outstanding principal balance of this Note shall be computed on the basis of the actual number of days elapsed and a 365-day year. Accrual of the interest on the outstanding principal amount shall commence on the date hereof and shall continue until the earlier of (a) the date on which all of the obligations of this Note have been paid in full and (b) the Closing. Subject to the proviso in Section 1(a), all accrued and unpaid interest on the outstanding balance of this Note shall be paid on the Maturity Date.

3. Affirmative and Negative Covenants of the Company. The Company hereby covenants to the Holder as follows:

(a) Event of Default. Within five (5) business days of any officer of the Company obtaining knowledge of any Event of Default (as defined in Section 4 hereof), if such Event of Default is then continuing, the Company shall furnish to the Holder a written notice setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto.

(b) Performance. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of the provisions of this Note.

(c) Use of Proceeds. The proceeds of the loan represented by this Note shall be used by the Company only for the payment of operating expenses that are incurred by the Company in connection with its ordinary course of business, and expenses incurred in connection with the transactions contemplated by the Asset Purchase Agreement and any Company Merger (as defined in the Asset Purchase Agreement).

4. Events of Default. This Note shall become immediately due and payable at the option of the Holder, upon any one or more of the following events or occurrences (“Events of Default”):

(a) if any portion of this Note is not paid when due;

(b) if the Company defaults in the observance or performance of any other material term, agreement, covenant or condition of this Note and the Company fails to remedy such default within fifteen (15) days after the date of such default, or, if such default is of such a nature that it cannot with due diligence be cured within said fifteen (15) day period, if the Company fails, within said fifteen (15) days, to commence all steps necessary to cure such default, and fails to complete such cure within thirty (30) days after the end of such fifteen (15) day period;

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(c) if any final judgment for the payment of money is rendered against the Company and the Company does not discharge the same or cause it to be discharged or vacated within ninety (90) days from the entry thereof, or does not appeal therefrom or from the order, decree or process upon which or pursuant to which said judgment was granted, based or entered, and does not secure a stay of execution pending such appeal within ninety (90) days after the entry thereof or if there is an acceleration of the obligations by any of the holders of the existing indebtedness for borrowed money of the Company and the Company does not satisfy such obligations or stay such acceleration within thirty (30) days;

(d) if the Company makes an assignment for the benefit of creditors or if the Company generally does not pay its debts as they become due; or

(e) if a receiver, liquidator or trustee of the Company is appointed or if the Company is adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, is filed by or against, consented to, or acquiesced in, by the Company or if any proceeding for the dissolution or liquidation of the Company is instituted; however, if such appointment, adjudication, petition or proceeding is involuntary and is not consented to by the Company, upon the same not being discharged, stayed or dismissed within sixty (60) days.

5. Usury. In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law. Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Company’s obligation to repay the principal of and interest on this Note.

6. Mutilated, Destroyed, Lost or Stolen Note. In case this Note shall become mutilated or defaced, or be destroyed, lost or stolen, the Company shall execute and deliver a new note of like principal amount in exchange and substitution for the mutilated or defaced Note, or in lieu of and in substitution for the destroyed, lost or stolen Note. In the case of a mutilated or defaced Note, the Holder shall surrender such Note to the Company. In the case of any destroyed, lost or stolen Note, the Holder shall furnish to the Company: (a) evidence to its satisfaction of the destruction, loss or theft of such Note and (b) such security or indemnity as may be reasonably required by the Company to hold the Company harmless.

7. Waiver of Demand, Presentment, etc.

(a) The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

(b) No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

8. Payment.

(a) Except as otherwise provided for herein, all payments with respect to this Note shall be made in lawful currency of the United States of America by check or wire transfer of immediately available funds, at the option of the Holder, at the principal office of the Holder or such other place or places or designated accounts as may be reasonably specified by the Holder of this Note in a written notice to the Company at least three (3) business days prior to payment. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

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(b) This Note may be prepaid in full, but not in part, without payment of additional fee or penalty.

9. Assignment. The obligations of the Company under this Note shall be binding upon, its successors or assigns. Neither the Company nor the Holder may assign any rights, duties or obligations hereunder unless the other party shall have given its prior written consent.

10. Waiver and Amendment. Any provision of this Note, including, without limitation, the maturity date hereof, and the observance of any term hereof, may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Holder.

11. Notices. Any notice, request or other communication required or permitted hereunder shall be given or made pursuant to and in accordance with Section 11.8 of the Asset Purchase Agreement.

12. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS NOTE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW.

(b) THE COMPANY HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE OF NEW YORK OR UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK COUNTY, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS NOTE. THE COMPANY IRREVOCABLY WAIVES THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. THE COMPANY FURTHER AGREES THAT SERVICE OF PROCESS UPON IT MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE COMPANY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT THE HOLDER’S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. THE COMPANY AGREES THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER.

(c) THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE.

13. Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions shall be excluded from this Note, and the balance of this Note shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

14. Headings. Section headings in this Note are for convenience only, and shall not be used in the construction of this Note.

15. Costs of Collection. The Company shall pay all reasonable and documented attorney fees, and all other reasonable and documented fees and disbursements of the Holder that are incurred to enforce the terms and conditions of this Note or to defend any action by Holder or any of its affiliates asserted by or on behalf of the Company.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first above written.

NTN BUZZTIME, INC.

By:
Name:	Sandra Gurrola
Title:	Sr. Vice President of Finance

[Signature Page to Bridge Note]

Annex E

BROOKLYN IMMUNOTHERAPEUTICS, INC.

2020 STOCK INCENTIVE PLAN

1.	ESTABLISHMENT, EFFECTIVE DATE AND TERM

Brooklyn Immunotherapeutics, Inc. (f/k/a NTN Buzztime, Inc.), a Delaware corporation (the “Company”), hereby establishes the Brooklyn Immunotherapeutics, Inc. 2020 Stock Incentive Plan (the “Plan”). The “Effective Date” of the Plan shall be the later of: (i) the date the Plan was approved by the Board, and (ii) the date the Plan was approved by the stockholders of the Company in accordance with the laws of the State of Delaware, or such later date as provided in the resolutions adopting the Plan; provided, however, that no Award may be granted unless and until the Plan has been approved by the stockholders of the Company. Unless earlier terminated pursuant to Section 15(k) hereof, the Plan shall terminate on the tenth anniversary of the Effective Date. Capitalized terms used herein are defined in Appendix A attached hereto.

2.	PURPOSE

The purpose of the Plan is to enable the Company to attract, retain, reward and motivate Eligible Individuals by providing them with an opportunity to acquire or increase a proprietary interest in the Company and to incentivize them to expend maximum effort for the growth and success of the Company, so as to strengthen the mutuality of the interests between the Eligible Individuals and the stockholders of the Company.

3.	ELIGIBILITY

Awards may be granted under the Plan to any Eligible Individual, as determined by the Committee from time to time, based on their importance to the business of the Company, pursuant to the terms of the Plan.

4.	ADMINISTRATION

a.	Committee. The Plan shall be administered by the Committee, which shall have the full power and authority to take all actions, and to make all determinations not inconsistent with the specific terms and provisions of the Plan and deemed by the Committee to be necessary or appropriate to the administration of the Plan, any Award granted or any Award Agreement entered into hereunder. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect as it may determine in its sole discretion. The decisions by the Committee shall be final, conclusive and binding with respect to the interpretation and administration of the Plan, any Award or any Award Agreement entered into under the Plan. The Committee may, in its sole discretion, accelerate the vesting, exercisability or lapse of restrictions with respect to any Award, provided that the exercise of such discretion is not otherwise prohibited by the Plan or violates the requirements of the Code.

b.	Delegation to Officers or Employees. The Committee may designate officers or employees of the Company to assist the Committee in the administration of the Plan. The Committee may delegate authority to officers or employees of the Company to grant Awards and execute Award Agreements or other documents on behalf of the Committee in connection with the administration of the Plan, subject to whatever limitations or restrictions the Committee may impose in accordance with applicable law and to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company and will not result in a related-person transaction with an executive officer required to be disclosed under Item 404(a) of Regulation S-K (in accordance with Instruction 5.a.ii thereunder) under the Exchange Act.

c.	Designation of Advisors. The Committee may designate professional advisors to assist the Committee in the administration of the Plan. The Committee may employ such legal counsel, consultants, and agents as it may deem desirable for the administration of the Plan and may rely upon any advice and any computation received from any such counsel, consultant, or agent. The Company shall pay all expenses and costs incurred by the Committee for the engagement of any such counsel, consultant, or agent.

d.	Participants Outside the U.S. In order to conform with the provisions of local laws and regulations of foreign countries which may affect the Awards or the Participants, the Committee shall have the sole discretion to (i) modify the terms and conditions of the Awards granted under the Plan to Eligible Individuals located outside the United States; (ii) establish subplans with such modifications as may be necessary or advisable under the circumstances present by local laws and regulations; and (iii) take any action which it deems advisable to comply with or otherwise reflect any necessary governmental regulatory procedures, or to obtain any exemptions or approvals necessary with respect to the Plan or any subplan established hereunder.

e.	Liability and Indemnification. No Covered Individual shall be liable for any action or determination made in good faith with respect to the Plan, any Award granted hereunder or any Award Agreement entered into hereunder. The Company shall, to the maximum extent permitted by applicable law and its Certificate of Incorporation and Bylaws, indemnify and hold harmless each Covered Individual against any cost or expense (including reasonable attorney fees reasonably acceptable to the Company) or liability (including any amount paid in settlement of a claim with the approval of the Company), and amounts advanced to such Covered Individual necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Plan, any Award granted hereunder or any Award Agreement entered into hereunder. Such indemnification shall be in addition to any rights of indemnification such individuals may have under other agreements, applicable law or under the Certificate of Incorporation or Bylaws of the Company. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by a Covered Individual with regard to Awards granted to such Covered Individual under the Plan or arising out of such Covered Individual’s own fraud or bad faith.

5.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN

a.	Shares Available for Awards. The Common Stock that may be issued pursuant to Awards granted under the Plan shall be treasury shares or authorized but unissued shares of the Common Stock. The total number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall be _____________________ (__________) shares.

b.	Certain Limitations on Specific Types of Awards. The granting of Awards under this Plan shall be subject to the following limitations:

i.	With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of _____________________ (__________) shares may be subject to grants of Incentive Stock Options.

ii.	With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of _____________________ (__________) of such shares may be issued in connection with Awards, other than Options and Stock Appreciation Rights, that are settled in Common Stock.

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c.	Reduction of Shares Available for Awards. Upon the granting of an Award, the number of shares of Common Stock available for issuance under this Section for the granting of further Awards shall be reduced as follows:

i.	In connection with the granting of an Option or Stock Appreciation Right, the number of shares of Common Stock shall be reduced by the number of shares of Common Stock subject to the Option or Stock Appreciation Right;

ii.	In connection with the granting of an Award that is settled in Common Stock, other than the granting of an Option or Stock Appreciation Right, the number of shares of Common Stock shall be reduced by the number of shares of Common Stock subject to the Award; and

iii.	Awards settled in cash or property other than Common Stock shall not count against the total number of shares of Common Stock available to be granted pursuant to the Plan.

d.	Cancelled, Forfeited or Surrendered Awards. Notwithstanding anything to the contrary in this Plan, if any Award is cancelled, forfeited or terminated for any reason prior to exercise, delivery or becoming vested in full, the shares of Common Stock that were subject to such Award shall, to the extent cancelled, forfeited or terminated, immediately become available for future Awards granted under this Plan, as if said Awards had never been granted; provided, however, that any shares of Common Stock subject to an Award which is cancelled, forfeited or terminated in order to pay the exercise price of a stock option, purchase price or any taxes or tax withholdings on an Award shall not be available for future Awards granted under this Plan.

e.	Recapitalization. If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities by reason of any recapitalization, reclassification, reorganization, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock of the Company or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, an appropriate and proportionate adjustment shall be made by the Committee including to: (i) the limits with respect to number and kind of shares (including, but not limited to, the limits of the number of shares of Common Stock described in Section 5(a)), (ii) the calculation of the reduction of shares of Common Stock available under the Plan, (iii) the number and kind of shares of Common Stock issuable pursuant to outstanding Awards granted under the Plan and/or (iv) the Exercise Price of outstanding Options or Stock Appreciation Rights granted under the Plan. No fractional shares of Common Stock or units of other securities shall be issued pursuant to any such adjustment under this Section 5(e), and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share or unit. Any adjustments made under this Section 5(e) with respect to any Incentive Stock Options must be made in accordance with Code Section 424.

6.	OPTIONS

a.	Grant of Options. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Options to purchase such number of shares of Common Stock and on such terms and conditions as the Committee shall determine in its sole and absolute discretion. Each grant of an Option shall satisfy the requirements set forth in this Section.

b.	Type of Options. Each Option granted under the Plan may be designated by the Committee, in its sole discretion, as either (i) an Incentive Stock Option, or (ii) a Non-Qualified Stock Option. Options designated as Incentive Stock Options that fail to continue to meet the requirements of Code Section 422 shall be re-designated as Non-Qualified Stock Options automatically on the date of such failure to continue to meet such requirements without further action by the Committee. In the absence of any designation, Options granted under the Plan will be deemed to be Non-Qualified Stock Options.

c.	Exercise Price. Subject to the limitations set forth in the Plan relating to Incentive Stock Options, the Exercise Price of an Option shall be fixed by the Committee and stated in the respective Award Agreement, provided that the Exercise Price of the shares of Common Stock subject to such Option may not be less than Fair Market Value of such Common Stock on the Grant Date, or if greater, the par value of the Common Stock.

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d.	Limitation on Option Period. Subject to the limitations set forth in the Plan relating to Incentive Stock Options, Options granted under the Plan and all rights to purchase Common Stock thereunder shall terminate no later than the tenth anniversary of the Grant Date of such Options, or on such earlier date as may be stated in the Award Agreement relating to such Option. In the case of Options expiring prior to the tenth anniversary of the Grant Date, the Committee may in its discretion, at any time prior to the expiration or termination of said Options, extend the term of any such Options for such additional period as it may determine, but in no event beyond the tenth anniversary of the Grant Date thereof.

e.	Limitations on Incentive Stock Options. Notwithstanding any other provisions of the Plan, the following provisions shall apply with respect to Incentive Stock Options granted pursuant to the Plan.

i.	A maximum of _____________________ (__________) shares may be subject to grants of Incentive Stock Options.

ii.	Limitation on Grants. Incentive Stock Options may only be granted to Section 424 Employees. The aggregate Fair Market Value (determined at the time such Incentive Stock Option is granted) of the shares of Common Stock for which any individual may have Incentive Stock Options which first become vested and exercisable in any calendar year (under all incentive stock option plans of the Company) shall not exceed $100,000. Options granted to such individual in excess of the $100,000 limitation, and any Options issued subsequently which first become vested and exercisable in the same calendar year, shall automatically be treated as Non-Qualified Stock Options.

iii.	Minimum Exercise Price. In no event may the Exercise Price of a share of Common Stock subject an Incentive Stock Option be less than 100% of the Fair Market Value of such share of Common Stock on the Grant Date.

iv.	Ten Percent Stockholder. Notwithstanding any other provision of the Plan to the contrary, in the case of Incentive Stock Options granted to a Section 424 Employee who, at the time the Option is granted, owns (after application of the rules set forth in Code Section 424(d)) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company, such Incentive Stock Options (i) must have an Exercise Price per share of Common Stock that is at least 110% of the Fair Market Value as of the Grant Date of a share of Common Stock, and (ii) must not be exercisable after the fifth anniversary of the Grant Date.

f.	Vesting Schedule and Conditions. No Options may be exercised prior to the satisfaction of the conditions and vesting schedule provided for in the Plan and in the Award Agreement relating thereto. Except as otherwise provided by the Committee, Options covered by any Award under this Plan that are subject solely to a future service requirement shall vest, subject to Sections 10, 12 and 13 of the Plan, as follows: (i) 20% of the Options subject to an Award shall vest immediately upon the Grant Date; and (ii) the remaining 80% of the Options subject to an Award shall vest over the four-year period immediately following the Grant Date in equal annual increments of 20%, with one increment vesting on each anniversary date of the Grant Date.

g.	Exercise. When the conditions to the exercise of an Option have been satisfied, the Participant may exercise the Option only in accordance with the following provisions. The Participant shall deliver to the Company a written notice stating that the Participant is exercising the Option and specifying the number of shares of Common Stock which are to be purchased pursuant to the Option, and such notice shall be accompanied by payment in full of the Exercise Price of the shares for which the Option is being exercised, by one or more of the methods provided for in the Plan. Said notice must be delivered to the Company at its principal office and addressed to the attention of the Chief Financial Officer. An attempt to exercise any Option granted hereunder other than as set forth in the Plan shall be invalid and of no force and effect.

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h.	Payment. Payment of the Exercise Price for the shares of Common Stock purchased pursuant to the exercise of an Option shall be made by one of the following methods:

i.	by cash, certified or cashier’s check, bank draft or money order;

ii.	through the delivery to the Company of shares of Common Stock which have been previously owned by the Participant for the requisite period necessary to avoid a charge to the Company’s earnings for financial reporting purposes; such shares shall be valued, for purposes of determining the extent to which the Exercise Price has been paid thereby, at their Fair Market Value on the date of exercise; without limiting the foregoing, the Committee may require the Participant to furnish an opinion of counsel acceptable to the Committee to the effect that such delivery would not result in the Company incurring any liability under Section 16(b) of the Exchange Act; or

iii.	by any other method which the Committee, in its sole and absolute discretion and to the extent permitted by applicable law, may permit, including, but not limited to through a “cashless exercise sale and remittance procedure” pursuant to which the Participant shall concurrently provide irrevocable instructions (1) to a brokerage firm approved by the Committee to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Exercise Price payable for the purchased shares plus all applicable federal, state and local income, employment, excise, foreign and other taxes required to be withheld by the Company by reason of such exercise and (2) to the Company to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

i.	Termination of Employment. Unless otherwise provided in an Award Agreement, upon the termination of the employment and other service of a Participant with the Company Group for any reason, all of the Participant’s outstanding Options (whether vested or unvested) shall be subject to the rules of this paragraph. Upon such termination, the Participant’s unvested Options shall expire. Notwithstanding anything in this Plan to the contrary, the Committee may provide, in its sole and absolute discretion, that following the termination of employment and other service of a Participant with the Company Group for any reason (i) any unvested Options held by the Participant that vest solely upon a future service requirement shall vest in whole or in part, at any time subsequent to such termination of employment and other service, and/or (ii) a Participant or the Participant’s estate, devisee or heir at law (whichever is applicable), may exercise an Option, in whole or in part, at any time subsequent to such termination of employment and other service and prior to the termination of the Option pursuant to its terms that are unrelated to termination of service. Unless otherwise determined by the Committee, temporary absence from employment and other service because of illness, vacation, approved leaves of absence or military service shall not constitute a termination of employment or other service.

i.	Termination for Reason other than Cause, Disability or Death. If a Participant’s termination of employment and other service is for any reason other than death, Disability, Cause and other service by the Company for Cause, any Option held by such Participant may be exercised, to the extent exercisable at termination, by the Participant at any time within a period not to exceed ninety (90) days from the date of such termination, but in no event after the termination of the Option pursuant to its terms that are unrelated to termination of service.

ii.	Disability. If a Participant’s termination of employment and other service with the Company is by reason of a Disability of such Participant, any Option held by such Participant may be exercised, to the extent exercisable at termination, by the Participant at any time within a period not to exceed one (1) year after such termination, but in no event after the termination of the Option pursuant to its terms that are unrelated to termination of service; provided, however, that if the Participant dies within such period, any vested Option held by such Participant upon death shall be exercisable by the Participant’s estate, devisee or heir at law (whichever is applicable) for a period not to exceed one (1) year after the Participant’s death, but in no event after the termination of the Option pursuant to its terms that are unrelated to termination of service.

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iii.	Death. If a Participant dies while in the employment or other service of the Company, any Option held by such Participant may be exercised, to the extent exercisable at termination, by the Participant’s estate or the devisee named in the Participant’s valid last will and testament or the Participant’s heir at law who inherits the Option, at any time within a period not to exceed one (1) year after the date of such Participant’s death, but in no event after the termination of the Option pursuant to its terms that are unrelated to termination of service.

iv.	Termination for Cause. In the event the termination is for Cause, any Option held by the Participant at the time of such termination shall be deemed to have terminated and expired upon the date of such termination.

7.	STOCK APPRECIATION RIGHTS

a.	Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Stock Appreciation Rights, in such amounts and on such terms and conditions, as the Committee shall determine in its sole and absolute discretion. Each grant of a Stock Appreciation Right shall satisfy the requirements as set forth in this Section.

b.	Terms and Conditions of Stock Appreciation Rights. Unless otherwise provided in an Award Agreement, the terms and conditions (including, without limitation, the limitations on the Exercise Price, exercise period, repricing and termination) of the Stock Appreciation Right shall be substantially identical (to the extent possible taking into account the differences related to the character of the Stock Appreciation Right) to the terms and conditions that would have been applicable under Section 6 above were the grant of the Stock Appreciation Rights a grant of an Option.

c.	Exercise of Stock Appreciation Rights. Stock Appreciation Rights shall be exercised by a Participant only by written notice delivered to the Chief Financial Officer of the Company, specifying the number of shares of Common Stock with respect to which the Stock Appreciation Right is being exercised.

d.	Payment of Stock Appreciation Right. Unless otherwise provided in an Award Agreement, upon exercise of a Stock Appreciation Right, the Participant or Participant’s estate, devisee or heir at law (whichever is applicable) shall be entitled to receive payment, in cash, in shares of Common Stock, or in a combination thereof, as determined by the Committee in its sole and absolute discretion. The amount of such payment shall be determined by multiplying the excess, if any, of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the Grant Date, by the number of shares of Common Stock with respect to which the Stock Appreciation Rights are then being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to a Stock Appreciation Right by including such limitation in the Award Agreement.

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8.	RESTRICTED STOCK

a.	Grant of Restricted Stock. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Restricted Stock, in such amounts and on such terms and conditions as the Committee shall determine in its sole and absolute discretion. Each grant of Restricted Stock shall satisfy the requirements as set forth in this Section.

b.	Restrictions. The Committee shall impose such restrictions on any Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, time-based vesting restrictions or the attainment of Performance Goals. Except as otherwise provided by the Committee in its sole and absolute discretion and subject to Sections 10, 12 and 13 of the Plan, Restricted Stock covered by any Award under this Plan that are subject solely to a future service requirement shall vest over the four-year period immediately following the Grant Date in equal annual increments of 25%, with one increment vesting on each anniversary date of the Grant Date.

c.	Certificates and Certificate Legend. With respect to a grant of Restricted Stock, the Company may issue a certificate evidencing such Restricted Stock to the Participant or issue and hold such shares of Restricted Stock for the benefit of the Participant until the applicable restrictions expire. The Company may legend the certificate representing Restricted Stock to give appropriate notice of such restrictions. In addition to any such legends, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following legend:

“Shares of stock represented by this certificate are subject to certain terms, conditions, and restrictions on transfer as set forth in the Brooklyn Immunotherapeutics, Inc. 2020 Stock Incentive Plan (the “Plan”), and in an agreement entered into by and between the registered owner of such shares and Brooklyn Immunotherapeutics, Inc. (the “Company”), dated , 202__ (the “Award Agreement”). A copy of the Plan and the Award Agreement may be obtained from the Secretary of the Company.”

d.	Removal of Restrictions. Except as otherwise provided in the Plan or the Award Agreement, shares of Restricted Stock shall become freely transferable by the Participant upon the lapse of the applicable restrictions. Once the shares of Restricted Stock are released from the restrictions, the Participant shall be entitled to have the legend required by paragraph (c) above removed from the share certificate evidencing such Restricted Stock and the Company shall pay or distribute to the Participant all dividends and distributions held in escrow by the Company with respect to such Restricted Stock, if any.

e.	Stockholder Rights. Unless otherwise provided in an Award Agreement, until the expiration of all applicable restrictions, (i) the Restricted Stock shall be treated as outstanding, (ii) the Participant holding shares of Restricted Stock may exercise full voting rights with respect to such shares, and (iii) the Participant holding shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such shares while they are so held. All dividends and distributions shall be held in escrow by the Company (subject to the same restrictions on forfeitability) until all restrictions on the respective Restricted Stock have lapsed. If any such dividends or distributions are paid in shares of Common Stock, such shares shall be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid.

f.	Termination of Service. Unless otherwise provided in an Award Agreement, if a Participant’s employment and other service with the Company terminates for any reason, all unvested shares of Restricted Stock held by the Participant and any dividends or distributions held in escrow by the Company with respect to such Restricted Stock shall be forfeited immediately and returned to the Company. Notwithstanding this paragraph, all grants of Restricted Stock that vest solely upon the attainment of Performance Goals shall be treated pursuant to the terms and conditions that would have been applicable under Section 9 as if such grants of Restricted Stock were Awards of Performance Shares, to the extent such terms and conditions are applicable to shares of Restricted Stock. Notwithstanding anything in this Plan to the contrary, the Committee may provide, in its sole and absolute discretion, that following the termination of employment and other service of a Participant with the Company for any reason, any unvested shares of Restricted Stock held by the Participant that vest solely upon a future service requirement shall vest in whole or in part, at any time subsequent to such termination of employment and other service.

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9.	PERFORMANCE SHARES, PERFORMANCE UNITS AND RSUs

a.	Grant of Performance Shares, Performance Units and RSUs. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Performance Shares, Performance Units and RSUs, in such amounts and on such terms and conditions as the Committee shall determine in its sole and absolute discretion. Each grant of a Performance Share, a Performance Unit or an RSU shall satisfy the requirements as set forth in this Section.

b.	Performance Goals. Performance Goals will be based on one or more of the following criteria, as determined by the Committee in its absolute and sole discretion: (i) the attainment of certain target levels of, or a specified increase in, the Company’s enterprise value or value creation targets; (ii) the attainment of certain target levels of, or a percentage increase in, the Company’s after-tax or pre-tax profits including, without limitation, that attributable to the Company’s continuing and/or other operations; (iii) the attainment of certain target levels of, or a specified increase relating to, the Company’s operational cash flow or working capital, or a component thereof; (iv) the attainment of certain target levels of, or a specified decrease relating to, the Company’s operational costs, or a component thereof; (v) the attainment of a certain level of reduction of, or other specified objectives with regard to limiting the level of increase in all or a portion of bank debt or other of the Company’s long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee; (vi) the attainment of a specified percentage increase in earnings per share or earnings per share from the Company’s continuing operations; (vii) the attainment of certain target levels of, or a specified percentage increase in, the Company’s net sales, revenues, net income or earnings before income tax or other exclusions; (viii) the attainment of certain target levels of, or a specified increase in, the Company’s return on capital employed or return on invested capital; (ix) the attainment of certain target levels of, or a percentage increase in, the Company’s after-tax or pre-tax return on stockholder equity; (x) the attainment of certain target levels in the fair market value of the Company’s Common Stock; (xi) the growth in the value of an investment in the Common Stock assuming the reinvestment of dividends; (xii) the attainment of certain target levels of, or a specified increase in, EBITDA (earnings before income tax, depreciation and amortization); and/or attainment of synergies and cost reductions in connection with mergers, acquisitions and similar corporate transactions involving the Company. In addition, Performance Goals may be based upon the attainment by a subsidiary, division or other operational unit of the Company of specified levels of performance under one or more of the measures described above. Further, the Performance Goals may be based upon the attainment by the Company (or a subsidiary, division, facility or other operational unit of the Company) of specified levels of performance under one or more of the foregoing measures relative to the performance of other corporations. Performance Goals may include a threshold level of performance below which no Award will be earned, levels of performance at which an Award will become partially earned and a level at which an Award will be fully earned.

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c.	Terms and Conditions.

i.	Performance Shares and Performance Units. The applicable Award Agreement shall set forth (A) the number of Performance Shares or the dollar value of Performance Units granted to the Participant; (B) the Performance Period and Performance Goals with respect to each such Award; (C) the threshold, target and maximum shares of Common Stock or dollar values of each Performance Share or Performance Unit and corresponding Performance Goals; and (D) any other terms and conditions as the Committee determines in its sole and absolute discretion. The Committee shall establish, in its sole and absolute discretion, the Performance Goals for the applicable Performance Period for each Performance Share or Performance; Unit granted hereunder. Performance Goals for different Participants and for different grants of Performance Shares and Performance Units need not be identical. Unless otherwise provided in an Award Agreement, a holder of Performance Shares or Performance Units is not entitled to the rights of a holder of Common Stock.

ii.	RSUs. The applicable Award Agreement shall set forth such terms and conditions with respect to the RSUs as the Committee may impose, including restrictions on transferability, risk of forfeiture and other restrictions, if any, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments or otherwise and under such other circumstances as the Committee may determine at the date of grant or thereafter.

d.	Determination and Payment.

i.	Performance Shares or Performance Units Earned. Following the end of a Performance Period, the Committee shall determine the extent to which Performance Shares or Performance Units have been earned on the basis of the Company’s actual performance in relation to the established Performance Goals as set forth in the applicable Award Agreement and shall certify these results in writing. Unless otherwise provided in the Award Agreement, the payment with respect to Performance Shares or Performance Units shall be made within 60 days following the end of the applicable Performance Period. Unless otherwise provided in an Award Agreement, the Committee shall determine in its sole and absolute discretion whether payment with respect to the Performance Share or Performance Unit shall be made in cash, in shares of Common Stock, or in a combination thereof.

ii.	RSUs. Unless provided otherwise in the Award Agreement, Restricted Stock Units shall be paid within 60 days following the date on which the restrictions on the RSUs lapse.

e.	Termination of Employment. Unless otherwise provided in an Award Agreement, if a Participant’s employment and other service with the Company terminates for any reason, all of the Participant’s outstanding RSUs that remain subject to restrictions as of the date of such termination shall be forfeited and Performance Shares and Performance Units shall be subject to the rules of paragraph (i) and (ii) of this Section 9(e).

i.	Termination for Reason Other Than Death or Disability. If a Participant’s employment or other service with the Company terminates prior to the expiration of a Performance Period with respect to any Performance Units or Performance Shares held by such Participant for any reason other than death or Disability, the outstanding Performance Units or Performance Shares held by such Participant for which the Performance Period has not yet expired shall terminate upon such termination and the Participant shall have no further rights pursuant to such Performance Units or Performance Shares.

ii.	Termination of Employment for Death or Disability. If a Participant’s employment or other service with the Company terminates by reason of the Participant’s death or Disability prior to the end of a Performance Period, the Participant, or the Participant’s estate, devisee or heir at law (whichever is applicable) shall be entitled to a payment of the Participant’s outstanding Performance Units and Performance Shares, pursuant to the terms of the Plan and the Participant’s Award Agreement; provided, however, that the Participant shall be deemed to have earned only that proportion (to the nearest whole unit or share) of the Performance Units or Performance Shares granted to the Participant under such Award as the number of full months of the Performance Period which have elapsed since the first day of the Performance Period for which the Award was granted to the end of the month in which the Participant’s termination of employment or other service, bears to the total number of months in the Performance Period, subject to the attainment of the Performance Goals associated with the Award as certified by the Committee. The remaining Performance Units or Performance Shares and any rights with respect thereto shall be canceled and forfeited.

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10.	VESTING OF AWARD GRANTS TO NON-EMPLOYEE DIRECTORS

Notwithstanding the minimum vesting provisions in Section 6(f) and 8(b) of the Plan, any Award granted to a Non-Employee Director in lieu of cash compensation shall not be subject to any minimum vesting requirements.

11.	OTHER AWARDS

Awards of shares of Common Stock, phantom stock and other Awards that are valued in whole or in part by reference to, or otherwise based on, Common Stock, may also be made, from time to time, to Eligible Individuals as may be selected by the Committee. Such Awards may be issued in satisfaction of Awards granted under any other plan sponsored by the Company or compensation payable to an Eligible Individual. In addition, such Awards may be made alone or in addition to or in connection with any other Award granted hereunder. The Committee may determine the terms and conditions of any such Award, including conditioning such Awards on achievement of Performance Goals. Each such Award shall be evidenced by an Award Agreement between the Eligible Individual and the Company which shall specify the number of shares of Common Stock subject to the Award, any consideration therefore, any vesting or performance requirements and such other terms and conditions as the Committee shall determine in its sole and absolute discretion.

12.	CHANGE IN CONTROL

Upon the occurrence of a Change in Control of the Company, the Committee may in its sole and absolute discretion, provide on a case by case basis that (i) some or all outstanding Awards may become immediately exercisable or vested, without regard to any limitation imposed pursuant to this Plan, (ii) that all Awards shall terminate, provided that Participants shall have the right, immediately prior to the occurrence of such Change in Control and during such reasonable period as the Committee in its sole discretion shall determine and designate, to exercise any vested Award in whole or in part, (iii) that all Awards shall terminate, provided that Participants shall be entitled to a cash payment equal to the Change in Control Price with respect to shares subject to the vested portion of the Award net of the Exercise Price thereof, if applicable, (iv) provide that, in connection with a liquidation or dissolution of the Company, Awards, to the extent vested, shall convert into the right to receive liquidation proceeds net of the Exercise Price (if applicable), (v) accelerate the vesting of Awards, and (vi) any combination of the foregoing. In the event that the Committee does not terminate or convert an Award upon a Change in Control of the Company, then the Award shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring, or succeeding corporation (or an affiliate thereof).

13.	CHANGE IN STATUS OF PARENT OR SUBSIDIARY

Unless otherwise provided in an Award Agreement or otherwise determined by the Committee, in the event that an entity or business unit which was previously a part of the Company is no longer a part of the Company, as determined by the Committee in its sole discretion, the Committee may, in its sole and absolute discretion: (i) provide on a case by case basis that some or all outstanding Awards held by a Participant employed by or performing service for such entity or business unit may become immediately exercisable or vested, without regard to any limitation imposed pursuant to this Plan; (ii) provide on a case by case basis that some or all outstanding Awards held by a Participant employed by or performing service for such entity or business unit may remain outstanding, may continue to vest, and/or may remain exercisable for a period not exceeding one (1) year, subject to the terms of the Award Agreement and this Plan; and/or (iii) treat the employment or other services of a Participant performing services for such entity or business unit as terminated if such Participant is not employed by Company or any entity that is a part of the Company immediately after such event.

14.	REQUIREMENTS OF LAW

a.	Violations of Law. The Company shall not be required to make any payments, sell or issue any shares of Common Stock under any Award if the sale or issuance of such shares would constitute a violation by the individual exercising the Award, the Participant or the Company of any provisions of any law or regulation of any governmental authority, including without limitation any provisions of the Sarbanes-Oxley Act, and any other federal or state securities laws or regulations. Any determination in this connection by the Committee shall be final, binding, and conclusive. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Award, the issuance of shares pursuant thereto, or the grant of an Award to comply with any law or regulation of any governmental authority.

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b.	Registration. At the time of any exercise or receipt of any Award, the Company may, if it shall determine it necessary or desirable for any reason, require the Participant (or Participant’s heirs, legatees or legal representative, as the case may be), as a condition to the exercise or grant thereof, to deliver to the Company a written representation of present intention to hold the shares for their own account as an investment and not with a view to, or for sale in connection with, the distribution of such shares, except in compliance with applicable federal and state securities laws with respect thereto. In the event such representation is required to be delivered, an appropriate legend may be placed upon each certificate delivered to the Participant (or Participant’s heirs, legatees or legal representative, as the case may be) upon the Participant’s exercise of part or all of the Award or receipt of an Award and a stop transfer order may be placed with the transfer agent. Each Award shall also be subject to the requirement that, if at any time the Company determines, in its discretion, that the listing, registration or qualification of the shares subject to the Award upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of or in connection with, the issuance or purchase of the shares thereunder, the Award may not be exercised in whole or in part and the restrictions on an Award may not be removed unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company in its sole discretion. The Participant shall provide the Company with any certificates, representations and information that the Company requests and shall otherwise cooperate with the Company in obtaining any listing, registration, qualification, consent or approval that the Company deems necessary or appropriate. The Company shall not be obligated to take any affirmative action in order to cause the exercisability or vesting of an Award, to cause the exercise of an Award or the issuance of shares pursuant thereto, or to cause the grant of Award to comply with any law or regulation of any governmental authority.

c.	Withholding. The Committee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of any taxes that the Company is required by any law or regulation of any governmental authority, whether federal, state or local, domestic or foreign, to withhold in connection with the grant or exercise of an Award, or the removal of restrictions on an Award including, but not limited to: (i) the withholding of delivery of shares of Common Stock until the holder reimburses the Company for the amount the Company is required to withhold with respect to such taxes; (ii) the canceling of any number of shares of Common Stock issuable in an amount sufficient to reimburse the Company for the amount it is required to so withhold; (iii) withholding the amount due from any such person’s wages or compensation due to such person; or (iv) requiring the Participant to pay the Company cash in the amount the Company is required to withhold with respect to such taxes.

d.	Governing Law. The Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

15.	GENERAL PROVISIONS

a.	Award Agreements. All Awards granted pursuant to the Plan shall be evidenced by an Award Agreement. Each Award Agreement shall specify the terms and conditions of the Award granted and shall contain any additional provisions as the Committee shall deem appropriate, in its sole and absolute discretion (including, to the extent that the Committee deems appropriate, provisions relating to confidentiality, non-competition, non-solicitation and similar matters). The terms of each Award Agreement need not be identical for Eligible Individuals provided that each Award Agreement shall comply with the terms of the Plan.

b.	Exemptions from Section 16(b) Liability. It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant and sales transactions to persons other than the Company). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b). In the event Rule 16b-3 is revised or replaced, the Board, or the Committee acting on behalf of the Board, may exercise discretion to modify this Plan in any respect necessary to satisfy the requirements of the revised exemption or its replacement.

c.	Purchase Price. To the extent the purchase price of any Award granted hereunder is less than par value of a share of Common Stock and such purchase price is not permitted by applicable law, the per share purchase price shall be deemed to be equal to the par value of a share of Common Stock.

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d.	Deferral of Awards. The Committee may from time to time establish procedures pursuant to which a Participant may elect to defer, until a time or times later than the vesting of an Award, receipt of all or a portion of the shares of Common Stock or cash subject to such Award and to receive Common Stock or cash at such later time or times, all on such terms and conditions as the Committee shall determine. The Committee shall not permit the deferral of an Award unless counsel for the Company determines that such action will not result in adverse tax consequences to a Participant under Section 409A of the Code. If any such deferrals are permitted, then notwithstanding anything to the contrary herein, a Participant who elects to defer receipt of Common Stock shall not have any rights as a stockholder with respect to deferred shares of Common Stock unless and until shares of Common Stock are actually delivered to the Participant with respect thereto, except to the extent otherwise determined by the Committee.

e.	Prospective Employees. Notwithstanding anything to the contrary, any Award granted to a Prospective Employee shall not become vested prior to the date the Prospective Employee first becomes an employee of the Company.

f.	Stockholder Rights. Except as expressly provided in the Plan or an Award Agreement, a Participant shall not have any of the rights of a stockholder with respect to Common Stock subject to the Awards prior to satisfaction of all conditions relating to the issuance of such Common Stock, and no adjustment shall be made for dividends, distributions or other rights of any kind for which the record date is prior to the date on which all such conditions have been satisfied.

g.	Transferability of Awards. A Participant may not Transfer an Award other than by will or the laws of descent and distribution. Awards may be exercised during the Participant’s lifetime only by the Participant. No Award shall be liable for or subject to the debts, contracts, or liabilities of any Participant, nor shall any Award be subject to legal process or attachment for or against such person. Any purported Transfer of an Award in contravention of the provisions of the Plan shall have no force or effect and shall be null and void, and the purported transferee of such Award shall not acquire any rights with respect to such Award. Notwithstanding anything to the contrary, the Committee may in its sole and absolute discretion permit the Transfer of an Award to a Participant’s “family member” as such term is defined in the Form S-8 Registration Statement under the Securities Act of 1933, as amended, under such terms and conditions as specified by the Committee; provided, however, that the Participant will not directly or indirectly receive any payment of value in connection with the transfer of the Award. In such case, such Award shall be exercisable only by the transferee approved of by the Committee. To the extent that the Committee permits the Transfer of an Incentive Stock Option to a “family member”, so that such Option fails to continue to satisfy the requirements of an incentive stock option under the Code such Option shall automatically be re-designated as a Non-Qualified Stock Option.

h.	Buyout and Settlement Provisions. Except as prohibited hereunder, the Committee may at any time on behalf of the Company offer to buy out any Awards previously granted based on such terms and conditions as the Committee shall determine which shall be communicated to the Participants at the time such offer is made.

i.	Use of Proceeds. The proceeds received by the Company from the sale of Common Stock pursuant to Awards granted under the Plan shall constitute general funds of Company.

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j.	Modification or Substitution of an Award.

i.	Generally. Subject to the terms and conditions of the Plan, the Award Agreement and applicable law (including the Code), the Committee may modify outstanding Awards, provided that, except as permitted in the Plan or the applicable Award Agreement, no modification of an Award shall materially adversely affect any rights or obligations of the Participant under the applicable Award Agreement without the Participant’s consent. Nothing in the Plan shall limit the right of the Company to pay compensation of any kind outside the terms of the Plan.

ii.	Limitation on Repricing. Unless such action is approved by the Company’s shareholders in accordance with applicable law: (i) no outstanding Option or Stock Appreciation Right granted under the Plan may be amended to provide an Exercise Price that is lower than the then-current Exercise Price of such outstanding Option or Stock Appreciation Right (other than adjustments to the Exercise Price pursuant to Sections 5(e) and 12); (ii) the Committee may not cancel any outstanding Option or Stock Appreciation Right when its Exercise Price is equal to or greater than the Fair Market Value of the underlying Common Stock and grant in substitution therefore new Awards, equity, cash or other property (other than adjustments pursuant to Section 12); (iii) the Committee may not authorize the repurchase of an outstanding Option or Stock Appreciation Right which has an Exercise Price that is higher than the then-current fair market value of the Common Stock (other than adjustments pursuant to Section 12); (iv) the Committee may not cancel any outstanding Option or Stock Appreciation Right and grant in substitution therefore new Awards as part of a strategy to materially enhance the position of the holder of such Options or Stock Appreciation Rights with respect to their value as of the time of such substitution (other than adjustments pursuant to Section 12), and (v) the Committee may not take any other action that is treated as a repricing under generally accepted accounting principles (other than adjustments pursuant to Sections 5(e) and 12). A cancellation and exchange or substitution described in clauses (ii) and (iv) of the preceding sentence will be considered a repricing regardless of whether the Option, Restricted Stock or other equity is delivered simultaneously with the cancellation, regardless of whether it is treated as a repricing under generally accepted accounting principles, and regardless of whether it is voluntary on the part of the Participant.

k.	Amendment and Termination of Plan. The Board may, at any time and from time to time, amend, suspend or terminate the Plan as to any shares of Common Stock as to which Awards have not been granted; provided, however, that the approval of the stockholders of the Company in accordance with applicable law and the Articles of Incorporation and Bylaws of the Company shall be required for any amendment (other than those permitted under Section 5 or 12): (i) that changes the class of individuals eligible to receive Awards under the Plan; (ii) that increases the maximum number of shares of Common Stock in the aggregate that may be subject to Awards that are granted under the Plan (except as permitted under Section 5 or Section 12 hereof); (iii) the approval of which is necessary to comply with federal or state law (including without limitation Rule 16b-3 under the Exchange Act) or with the rules of any stock exchange or automated quotation system on which the Common Stock may be listed or traded; or (iv) that proposes to eliminate a requirement provided herein that the stockholders of the Company must approve an action to be undertaken under the Plan. Except as expressly provided in the Plan, no amendment, suspension or termination of the Plan shall, without the consent of the holder of an Award, alter or impair rights or obligations under any Award theretofore granted under the Plan. Awards granted prior to the termination of the Plan may extend beyond the date the Plan is terminated and shall continue subject to the terms of the Plan as in effect on the date the Plan is terminated.

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l.	Section 409A of the Code. The Award Agreement for any Award that the Committee reasonably determines to constitute “nonqualified deferred compensation plan” under Code Section 409A (a “Section 409A Plan”), and the provisions of the Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Code Section 409A, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Code Section 409A. If any Award constitutes a Section 409A Plan, then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Code Section 409A:

i.	Payments under the Section 409A Plan may not be made earlier than (u) the Participant’s “separation from service”, (v) the date the Participant becomes “disabled”, (w) the Participant’s death, (x) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (y) a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets: of the corporation, or (z) the occurrence of an “unforeseeable emergency”;

ii.	The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

iii.	Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Code Section 409A(a)(4); and

iv.	In the case of any Participant who is a “specified employee”, a distribution on account of a “separation from service” may not be made before the date which is six months after the date of the Participant’s “separation from service” (or, if earlier, the date of the Participant’s death).

v.	For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Code Section 409A, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Code Section 409A that are applicable to the Award.

m.	Notification of 83(b) Election. If in connection with the grant of any Award, any Participant makes an election permitted under Code Section 83(b), such Participant must notify the Company in writing of such election within ten (10) days of filing such election with the Internal Revenue Service.

n.	Detrimental Activity. All Awards shall be subject to cancellation by the Committee in accordance with the terms of this Section 15(o) if the Participant engages in any Detrimental Activity. To the extent that a Participant engages in any Detrimental Activity at any time prior to, or during the one year period after, any exercise or vesting of an Award but prior to a Change in Control, the Company shall, upon the recommendation of the Committee, in its sole and absolute discretion, be entitled to (i) immediately terminate and cancel any Awards held by the Participant that have not yet been exercised, and/or (ii) with respect to Awards of the Participant that have been previously exercised, recover from the Participant at any time within two (2) years after such exercise but prior to a Change in Control (and the Participant shall be obligated to pay over to the Company with respect to any such Award previously held by such Participant): (A) with respect to any Options exercised, an amount equal to the excess of the Fair Market Value of the Common Stock for which any Option was exercised over the Exercise Price paid (regardless of the form by which payment was made) with respect to such Option; (B) with respect to any Award other than an Option, any shares of Common Stock granted and vested pursuant to such Award, and if such shares are not still owned by the Participant, the Fair Market Value of such shares on the date they were issued, or if later, the date all vesting restrictions were satisfied; and (C) any cash or other property (other than Common Stock) received by the Participant from the Company pursuant to an Award. Without limiting the generality of the foregoing, in the event that a Participant engages in any Detrimental Activity at any time prior to any exercise of an Award and the Company exercises its remedies pursuant to this Section 15(o) following the exercise of such Award, such exercise shall be treated as having been null and void, provided that the Company will nevertheless be entitled to recover the amounts referenced above.

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o.	Disclaimer of Rights. No provision in the Plan, any Award granted hereunder, or any Award Agreement entered into pursuant to the Plan shall be construed to confer upon any individual the right to remain in the employ of or other service with the Company or to interfere in any way with the right and authority of the Company either to increase or decrease the compensation of any individual, including any holder of an Award, at any time, or to terminate any employment or other relationship between any individual and the Company. The grant of an Award pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

p.	Unfunded Status of Plan. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments as to which a Participant has a fixed and vested interest but which are not yet made to such Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company

q.	Nonexclusivity of Plan. The adoption of the Plan shall not be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or individuals) as the Board in its sole and absolute discretion determines desirable.

r.	Other Benefits. No Award payment under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or any agreement between a Participant and the Company, nor affect any benefits under any other benefit plan of the Company now or subsequently in effect under which benefits are based upon a Participant’s level of compensation.

s.	Headings. The section headings in the Plan are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

t.	Pronouns. The use of any gender in the Plan shall be deemed to include all genders, and the use of the singular shall be deemed to include the plural and vice versa, wherever it appears appropriate from the context.

u.	Successors and Assigns. The Plan shall be binding on all successors of the Company and all successors and permitted assigns of a Participant, including, but not limited to, a Participant’s estate, devisee, or heir at law.

v.	Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

w.	Notices. Any communication or notice required or permitted to be given under the Plan shall be in writing, and mailed by registered or certified mail or delivered by hand, to the Company, to its principal place of business, attention: Chief Financial Officer and if to the holder of an Award, to the address as appearing on the records of the Company.

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APPENDIX A

DEFINITIONS

“Award” means any Common Stock, Option, Performance Share, Performance Unit, Restricted Stock, RSUs, Stock Appreciation Right or any other award granted pursuant to the Plan.

“Award Agreement” means a written agreement entered into by the Company and a Participant setting forth the terms and conditions of the grant of an Award to such Participant.

Board” means the board of directors of the Company.

“Cause” means, with respect to a termination of employment or other service with the Company Group, a termination of employment or other service due to a Participant’s dishonesty, fraud, insubordination, willful misconduct, refusal to perform services (for any reason other than illness or incapacity) or materially unsatisfactory performance of the Participant’s duties for the Company Group, including a voluntary termination within ninety (90) days after occurrence of an event which would be grounds for termination of employment or other service by the Company Group for Cause (without regard to any notice or cure period requirement); provided, however, that if the Participant and the Company Group have entered into an employment agreement or consulting agreement which defines the term Cause, the term Cause shall be defined in accordance with such agreement with respect to any Award granted to the Participant on or after the effective date of the respective employment or consulting agreement. The Committee shall determine in its sole and absolute discretion whether Cause exists for purposes of the Plan.

“Change in Control” shall be deemed to occur upon occurrence of any of the following after the Effective Date:

(a)	any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock of the Company is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities;

(b)	during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in paragraph (a), (c), or (d) of this Section) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(c)	a merger, consolidation, reorganization, or other business combination of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than twenty-five percent (25%) of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control; or

(d)	complete liquidation of the Company or the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets other than (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the stockholders of the Company.

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However, to the extent that Code Section 409A would cause an adverse tax consequence to a Participant using the above definition, the term “Change in Control” shall have the meaning ascribed to the phrase “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Department Regulation 1.409A-3(g)(5), as revised from time to time in subsequent regulations, and in the event that such regulations are withdrawn or such phrase (or a substantially similar phrase) ceases to be defined, as determined by the Committee.

“Change in Control Price” means the price per share of Common Stock paid in any transaction related to a Change in Control of the Company.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Committee” means a committee or sub-committee of the Board consisting of two or more members of the Board, none of whom shall be an officer or other salaried employee of the Company, and each of whom shall qualify in all respects as a “non-employee director” as defined in Rule 16b-3 under the Exchange Act. If no Committee exists, the functions of the Committee will be exercised by the Board. Notwithstanding the foregoing, with respect to the grant of Awards to non-employee directors, the Committee shall be the Board.

“Common Stock” means the common stock, par value $0.005 per share, of the Company or any other security into which such common stock shall be changed as contemplated by the adjustment provisions of the Plan.

“Company Group” means Brooklyn Immunotherapeutics, Inc. (f/k/a NTN Buzztime, Inc.), a Delaware corporation, any subsidiary of Brooklyn Immunotherapeutics, Inc. and all other entities whose financial statements are required to be consolidated with the financial statements of Brooklyn Immunotherapeutics, Inc. pursuant to United States generally accepted accounting principles, and any other entity determined to be an affiliate of Brooklyn Immunotherapeutics, Inc. as determined by the Committee in its sole and absolute discretion. Company Group’s composition may not be the same for different purposes or Awards under the Plan.

“Covered Individual” means any current or former member of the Committee, any current or former officer or director of the Company, or, if so determined by the Committee in its sole discretion, any individual designated pursuant to Section 4(c).

“Detrimental Activity” means any of the following: (i) the disclosure to anyone outside the Company, or the use in other than the Company’s business, without written authorization from the Company, of any confidential information or proprietary information, relating to the business of the Company, acquired by a Participant prior to a termination of the Participant’s employment or service with the Company; (ii) activity while employed or providing services that is classified by the Company as a basis for a termination for Cause; (iii) the Participant’s Disparagement, or inducement of others to do so, of the Company or its past or present officers, directors, employees or services; or (iv) any other conduct or act determined by the Committee, in its sole discretion, to be injurious, detrimental or prejudicial to the interests of the Company. For purposes of subparagraph (i) above, the Chief Executive Officer of the Company shall have authority to provide the Participant with written authorization to engage in the activities contemplated thereby and no other person shall have authority to provide the Participant with such authorization.

“Disability” means a “permanent and total disability” within the meaning of Code Section 22(e)(3); provided, however, that if a Participant and the Company have entered into an employment or consulting agreement which defines the term Disability for purposes of such agreement, Disability shall be defined pursuant to the definition in such agreement with respect to any Award granted to the Participant on or after the effective date of the respective employment or consulting agreement. The Committee shall determine in its sole and absolute discretion whether a Disability exists for purposes of the Plan.

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“Disparagement” means making any comments or statements to the press, the Company’s employees, clients or any other individuals or entities with whom the Company has a business relationship, which could adversely affect in any manner: (i) the conduct of the business of the Company (including, without limitation, any products or business plans or prospects), or (ii) the business reputation of the Company or any of its products, or its past or present officers, directors or employees.

“Dividend Equivalents” means an amount equal to the cash dividends paid by the Company upon one share of Common Stock subject to an Award granted to a Participant under the Plan.

“Effective Date” shall mean the Effective Date as defined in Section 1 of the Plan.

“Eligible Individual” means any employee, officer, director (employee or non-employee director), consultant, or independent contractor of the Company and any Prospective Employee to whom Awards are granted in connection with an offer of future employment with the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Price” means the purchase price per share of each share of Common Stock subject to an Award.

“Fair Market Value” means, unless otherwise required by the Code, as of any date, the last sales price reported for the Common Stock on the day immediately prior to such date (i) as reported by the national securities exchange in the United States on which it is then traded, or (ii) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the Financial Industry Regulatory Authority, Inc., or if the Common Stock shall not have been reported or quoted on such date, on the first day prior thereto on which the Common Stock was reported or quoted; provided, however, that the Committee may modify the definition of Fair Market Value to reflect any changes in the trading practices of any exchange or automated system sponsored by the Financial Industry Regulatory Authority, Inc. on which the Common Stock is listed or traded. If the Common Stock is not readily traded on a national securities exchange or any system sponsored by the Financial Industry Regulatory Authority, Inc., the Fair Market Value shall be determined in good faith by the Committee.

“Grant Date” means, unless otherwise provided by applicable law, the date on which the Committee approves the grant of an Award or such later date as is specified by the Committee and set forth in the applicable Award Agreement.

“Incentive Stock Option” means an “incentive stock option” within the meaning of Code Section 422.

“Non-Employee Director” means a director of the Company who is not an active employee of the Company.

“Non-Qualified Stock Option” means an Option which is not an Incentive Stock Option.

“Option” means an option to purchase Common Stock granted pursuant to Sections 6 of the Plan.

“Participant” means any Eligible Individual who holds an Award under the Plan and any of such individual’s successors or permitted assigns.

“Performance Goals” means the specified performance goals which have been established by the Committee in connection with an Award.

“Performance Period” means the period during which Performance Goals must be achieved in connection with an Award granted under the Plan.

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“Performance Share” means a right to receive a fixed number of shares of Common Stock, or the cash equivalent, which is contingent on the achievement of certain Performance Goals during a Performance Period.

“Performance Unit” means a right to receive a designated dollar value, or shares of Common Stock of the equivalent value, which is contingent on the achievement of Performance Goals during a Performance Period.

“Person” shall mean any person, corporation, partnership, limited liability company, joint venture or other entity or any group (as such term is defined for purposes of Section 13(d) of the Exchange Act), other than a Parent or subsidiary of the Company.

“Plan” means this Brooklyn Immunotherapeutics, Inc. 2020 Stock Incentive Plan.

“Prospective Employee” means any individual who has committed to become an employee or independent contractor of the Company within sixty (60) days from the date an Award is granted to such individual.

“Restricted Stock” means Common Stock subject to certain restrictions, as determined by the Committee, and granted pursuant to Section 8 hereunder.

“RSU” means a right, granted under Section 9 hereof, to receive Common Stock at the end of a specified period.

“Section 424 Employee” means an employee of the Company or any “subsidiary corporation” or “parent corporation” as such terms are defined in and in accordance with Code Section 424. The term “Section 424 Employee” also includes employees of a corporation issuing or assuming any Options in a transaction to which Code Section 424(a) applies.

“Stock Appreciation Right” means the right to receive all or some portion of the increase in value of a fixed number of shares of Common Stock granted pursuant to Section 7 hereunder.

“Transfer” means, as a noun, any direct or indirect, voluntary or involuntary, exchange, sale, bequeath, pledge, mortgage, hypothecation, encumbrance, distribution, transfer, gift, assignment or other disposition or attempted disposition of, and, as a verb, directly or indirectly, voluntarily or involuntarily, to exchange, sell, bequeath, pledge, mortgage, hypothecate, encumber, distribute, transfer, give, assign or in any other manner whatsoever dispose or attempt to dispose of.

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